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Eldorado HoldCo LLC and Subsidiaries Index to Eldorado Financial Statements

As filed with the Securities and Exchange Commission on February 13, 2014

Registration No. 333-192086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-4/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ECLAIR HOLDINGS COMPANY
(Exact name of Registrant as specified in its charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	7990 (Primary Standard Industrial Classification Code Number)	46-3657681 (IRS Employer Identification Number)

c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090
(724) 933-8129
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

John W. Bittner, Jr. Executive Vice President and Chief Financial Officer MTR Gaming Group, Inc. 2100 Corporate Drive, Suite 300 Wexford, Pennsylvania 15090 (724) 933-8129	Gary L. Carano President and Chief Operating Officer Eldorado HoldCo LLC 345 North Virginia Street Reno, Nevada 89501 (756) 786-5700
David W. Swartz, Esq. Sunjeet S. Gill, Esq. Stevens & Lee, P.C. 111 North 6th Street Reading, Pennsylvania 19601 (610) 478-2000	Kenneth J. Baronsky, Esq. Deborah J. Conrad, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 South Figueroa Street, 30th Floor Los Angeles, California 90017 (213) 892-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

            If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

            Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

            Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.00001 per share	61,688,709(1)	N/A	$221,940,059(2)	$28,586(3)(4)

(1)
Represents the maximum number of shares of Eclair Holdings Company common stock estimated to be issuable upon the completion of the mergers described herein. This number is based on the sum of (i) the 31,185,060 shares of MTR Gaming Group, Inc. common stock outstanding and issuable under various equity plans as of February 7, 2014; and (ii) 30,503,649, the estimated total number of shares of Eclair Holdings Company common stock issuable in the Eldorado merger, as described herein.

(2)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1)-(2) and Rule 457(c) of the Securities Act, based on the sum of (i) the product of (A) $5.15, the average of the high and low prices per share of MTR Gaming Group, Inc. common stock as reported on the Nasdaq Stock Market on February 7, 2014 and (B) 31,185,060, the estimated maximum number of shares of MTR Gaming Group, Inc. common stock that may be exchanged for the merger consideration, including shares issuable under various equity plans, and (ii) $61,337,000, the aggregate book value of the membership interests of Eldorado HoldCo LLC (adjusted to reflect the divestiture of its interests in Tamarack Crossing, LLC), that may be exchanged for the merger consideration in the Eldorado merger, computed as of September 30, 2013, the latest practicable date prior to the date hereof for which it was possible to obtain such information.

(3)
Computed pursuant to Rules 457(f)(1)-(2) and 457(c) of the Securities Act, based on a rate of $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

(4)
The total registration fee includes $29,953 that was previously paid for the registration of $232,552,162 of proposed maximum aggregate offering price in the filing of the Registration Statement on November 4, 2013.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY—SUBJECT TO COMPLETION—FEBRUARY 13, 2014

The information contained in this proxy statement is not complete and may be changed. We may not sell the securities offered by this proxy statement-prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MERGER AND OTHER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

Dear MTR Stockholders:

        The board of directors of MTR Gaming Group, Inc. ("MTR"), parent company of hospitality and gaming companies with operations in Ohio, Pennsylvania and West Virginia, and board of managers of Eldorado HoldCo LLC ("Eldorado"), parent company of hospitality and gaming companies with operations in Louisiana and Nevada, have approved an Agreement and Plan of Merger, dated September 9, 2013, as amended on November 18, 2013 and February 13, 2014 (the "Merger Agreement") by and among MTR, Eldorado, Eclair Holdings Company, a newly-formed Nevada corporation and wholly owned subsidiary of MTR ("ERI"), and certain affiliates of ERI and Eldorado. Upon consummation of the mergers pursuant to the terms of the Merger Agreement, MTR and Eldorado will each become a wholly owned subsidiary of ERI, and the business of ERI will be the combined business of MTR and Eldorado.

        If the mergers are completed, MTR stockholders (other than Eldorado and holders of MTR equity awards) will have the right to elect to receive either (x) $6.05 per share in cash or (y) one share of common stock of ERI for each share of MTR common stock, par value $0.00001 per share ("MTR common stock"), they own immediately prior to the completion of the mergers. The cash portion of the consideration will be subject to pro-ration if the holders of MTR common stock elect to receive the cash consideration for more than 5,785,123 shares of MTR common stock in the mergers. This is intended to enable MTR stockholders (other than holders of MTR equity awards) to receive up to approximately 20.6% of their total merger consideration in cash, while limiting the total cash consideration to be paid by ERI to not more than $35.0 million in the aggregate.

        If the mergers are completed, holders of Eldorado membership interests are expected to receive, in aggregate, up to approximately 30.3 million shares of common stock of ERI. The exact number of shares of common stock of ERI that each Eldorado member will receive in the mergers will depend on the value attributed to Eldorado as calculated under the merger agreement, as described in the accompanying proxy statement/prospectus.

        MTR will hold a special meeting of its stockholders to consider and vote on the mergers. Every vote is important. We cannot complete the mergers unless stockholders holding at least a majority of the outstanding shares of MTR common stock adopt and approve the agreement and plan of merger. Whether or not you plan to attend the MTR special meeting, please take the time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card.

        We support this combination of MTR and Eldorado, and our board unanimously recommends that you vote FOR the approval of the merger agreement and the mergers.

Sincerely,

Joseph L. Billhimer, Jr.
 President and Chief Operating Officer
MTR Gaming Group, Inc.

        For a discussion of risk factors that you should consider in evaluating the mergers, see "RISK FACTORS" beginning on page 37.

        Based on the number of MTR shares outstanding on                  , 2014, including shares issuable under various MTR equity plans prior to the anticipated closing date of the mergers and the number of ERI shares anticipated to be issued to Eldorado members in the mergers, we expect that as many as approximately              million shares of ERI common stock, par value $0.00001 per share, will be issued in connection with the mergers.

        Upon completion of the mergers, we expect shares of ERI common stock will be listed on the Nasdaq Stock Market under the symbol "                ".

        None of the Securities and Exchange Commission, any state securities commission, any state gaming commission or any other gaming authority or other regulatory agency has approved or disapproved the mergers and other transactions described in this proxy statement/prospectus nor have they approved or disapproved the issuance of the new company's common stock to be issued in connection with the mergers, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated                  , 2014, and is first being mailed to MTR stockholders on or about                , 2014.

WHERE YOU CAN FIND MORE INFORMATION

        MTR files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that MTR files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, MTR files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information.

        ERI has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents MTR has previously filed with the SEC. These documents contain important information about MTR and its financial condition. See "Incorporation of Certain Documents by Reference". You can obtain any document incorporated by reference in this document without charge, excluding exhibits, with certain exceptions. If MTR has specifically incorporated by reference an exhibit in this proxy statement/prospectus, such exhibit will be provided without charge by requesting it in writing or by telephone at the following address:

  MTR Gaming Group, Inc.
  State Route 2 South, P.O. Box 356
  Chester, West Virginia 26034
  (304) 387-3000
  Attention: Investor Relations

        If you would like to request documents, please do so by                  , 2014, in order to receive them before the special meeting. You may also obtain these documents from MTR's website at www.mtrgaming.com or at the SEC's website at www.sec.gov by clicking on the "Search for Company Filings" link, then clicking on the "Company & Other Filers" link, and then entering MTR's, or in the case of the registration statement on Form S-4 or any amendments thereto, Eclair Holdings Company's, name in the field.

MTR GAMING GROUP, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                , 2014

To the Stockholders of MTR Gaming Group, Inc.:

        We will hold a special meeting of the stockholders of MTR Gaming Group, Inc., on                    , 2014 at            .m., local time at                                    , to consider and vote upon the following matters:

  •
  a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 9, 2013, as amended November 18, 2013 and February 13, 2014, by and among MTR Gaming Group, Inc. ("MTR"), Eclair Holdings Company ("ERI"), Ridgeline Acquisition Corp., Eclair Acquisition, LLC, Eldorado HoldCo LLC ("Eldorado"), and Thomas Reeg, Robert Jones and Gary Carano, as the Member Representative, as it may be amended from time to time, pursuant to which, among other things, (i) Ridgeline Acquisition Corp., a wholly owned direct subsidiary of ERI, a newly-formed Nevada corporation, will merge with and into MTR, with MTR surviving the merger, and (ii) Eclair Acquisition, LLC, a wholly owned direct subsidiary of ERI, will merge with and into Eldorado, with Eldorado surviving the merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI;

  •
  a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement; and

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MTR's named executive officers in connection with the mergers.

        We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of the special meeting by the MTR board of directors.

        Only holders of record of shares of MTR common stock, par value $0.00001 per share ("MTR common stock") at the close of business on                , 2014, the record date for the special meeting, are entitled to notice of the special meeting, and only holders of record of shares of MTR common stock at the close of business on the record date are entitled to vote at the special meeting and any adjournments or postponements thereof.

        As further described in the accompanying proxy statement/prospectus, we cannot complete the mergers described above unless holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting vote to approve and adopt the merger agreement and mergers.

        For more information about the mergers described above and the other transactions contemplated by the merger agreement, please review the accompanying proxy statement/prospectus and the merger agreement attached to it as Annex A, which amendments are attached as Annex B and Annex C.

        Your vote is important. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in "street name" through a bank or broker, please follow the instructions on the voting instruction card furnished by such firm.

        The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the mergers, the documents related to the mergers and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the mergers or the proxy statement/prospectus, would like additional copies of the proxy statement/

prospectus or need help voting your shares of MTR common stock, please contact MacKenzie Partners, Inc., MTR's information agent, toll-free at (        )         -        . Banks and brokers should call (        )        -        .

        MTR's board of directors has approved and adopted the mergers and the merger agreement and recommends that MTR stockholders vote "FOR" the approval and adoption of the merger agreement and the mergers, "FOR" the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval, and "FOR" the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to MTR's named executive officers in connection with the merger.

BY ORDER OF THE BOARD OF DIRECTORS,
Name:
Title:	Corporate Secretary
Chester, West Virginia , 2014

i

ii

 Annexes

A.
Agreement and Plan of Merger, dated as of September 9, 2013 by and among MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo LLC, and Thomas Reeg, Robert Jones, and Gary Carano, as Member Representative.

B.
Amendment No. 1 to Agreement and Plan of Merger, dated November 18, 2013, by and between MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, and Eldorado HoldCo LLC.

C.
Amendment No. 2 to Agreement and Plan of Merger, dated February 13, 2014, by and between MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, and Eldorado HoldCo LLC.

D.
Opinion (addressed to the Board of Directors of MTR Gaming Group, Inc.) of Macquarie Capital (USA) Inc.

E.
Form of Amended and Restated Certificate of Incorporation of Eldorado Resorts, Inc.

F.
Form of Amended and Restated Bylaws of Eldorado Resorts, Inc.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS

        The following are some questions that you, as a stockholder of MTR, may have regarding the special meeting and the answers to those questions. We urge you to read the remainder of this document carefully because the information in this section does not provide all the information that might be important to you in determining how to vote at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document. See "Incorporation of Certain Documents by Reference" beginning on page 239.

        Unless the context otherwise requires, references in this proxy statement/prospectus to "MTR" refer to MTR Gaming Group, Inc., a Delaware corporation, and its subsidiaries; references to "Eldorado" refer to Eldorado HoldCo LLC, a Nevada limited liability company, and its subsidiaries; references to "Eldorado HoldCo" refer to Eldorado HoldCo LLC alone; and references to "ERI," "the combined company," "we," "our," or other first person references refer to Eclair Holdings Company, a newly-formed Nevada corporation and the surviving parent company in the mergers described herein, and its subsidiaries (including, after completion of the mergers, MTR and Eldorado). After the mergers are effective, ERI will change its name to "Eldorado Resorts, Inc."

Q:    Why am I receiving this document?

        A:    MTR and Eldorado have agreed to a strategic business combination transaction. We are delivering this document to you because it is a proxy statement being used by the MTR board of directors to solicit proxies of MTR stockholders in connection with the Agreement and Plan of Merger, dated as of September 9, 2013, as amended November 18, 2013 and February 13, 2014, by and among MTR, ERI, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado, and Thomas Reeg, Robert Jones and Gary Carano, as Member Representative, as it may be amended from time to time, which we refer to as the merger agreement. Under the terms of the merger agreement, (i) Ridgeline Acquisition Corp., a wholly owned direct subsidiary of ERI, will merge with and into MTR, with MTR surviving the merger, which we refer to as the MTR merger, and (ii) Eclair Acquisition Company, LLC, a wholly owned direct subsidiary of ERI, will merge with and into Eldorado, with Eldorado surviving the merger, which we refer to as the Eldorado merger. We refer to these transactions collectively as the mergers. It is intended that each merger will occur substantially simultaneously with the other merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. Upon completion of the mergers, the holders of MTR common stock, par value $0.00001 per share (which we refer to as the MTR common stock), and Eldorado membership interests prior to the mergers will together own all of the outstanding shares of ERI common stock following the mergers. MTR stockholders are being asked to approve and adopt the merger agreement and the mergers. We refer to this as the merger proposal.

        This document is also a prospectus, which is being delivered to MTR stockholders because ERI is offering shares of its common stock. If the mergers are completed, shares of ERI common stock will be included as part of the aggregate consideration to be issued in exchange for shares of MTR common stock and Eldorado membership interests.

        MTR stockholders are also being asked to approve the adjournment of the MTR special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval and adoption of the merger agreement and the mergers. We refer to this as the adjournment proposal.

        In addition, MTR stockholders will also consider and vote, on an advisory (non-binding) basis, on a proposal to approve the compensation that may be paid or become payable to MTR's named executive officers in connection with the mergers, including the agreements and understandings pursuant to which such compensation may be paid or become payable. We refer to this as the MTR compensation proposal.

Q:    When and where is the meeting of the stockholders?

        A:    The special meeting of MTR stockholders will take place at            .m., local time, on            , 2014, at                         .

        For additional information relating to the MTR special meeting, see "The Special Meeting" beginning on page 82.

Q:    What will happen in the proposed transaction?

        A:    Pursuant to the terms and subject to the conditions of the merger agreement, MTR and Eldorado are entering into a strategic business combination, and at the completion of the mergers, MTR and Eldorado will each become a wholly owned subsidiary of ERI.

        Prior to entering into the merger agreement, ERI, a Nevada corporation, was formed as a wholly owned direct subsidiary of MTR. In addition, Ridgeline Acquisition Corp., a Delaware corporation, and Eclair Acquisition Company, LLC, a Nevada limited liability company, were formed as wholly owned direct subsidiaries of ERI. We sometimes refer to Ridgeline Acquisition Corp. and Eclair Acquisition Company, LLC as the merger subsidiaries. The following diagram illustrates the corporate structure of ERI, MTR, Eldorado and the merger subsidiaries following the creation of the merger subsidiaries but prior to the completion of the mergers:

        Under the terms of the merger agreement, (i) Ridgeline Acquisition Corp. will merge with and into MTR, with MTR surviving the merger, and (ii) Eclair Acquisition Company, LLC will merge with and into Eldorado, with Eldorado surviving the merger. It is intended that each merger will occur substantially simultaneously with the other merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. ERI will own all of the outstanding shares of MTR common stock and all of the outstanding Eldorado membership interests. The holders of MTR common stock and Eldorado membership interests prior to the mergers will together own all of the outstanding shares of common stock of ERI following the mergers. The following diagram illustrates the corporate structure of ERI, MTR, and Eldorado following the completion of the mergers:

        For additional information on the mergers, see "The Mergers" beginning on page 110.

Q:    What will I receive for my shares or membership interests?

        A:    If the mergers are completed, each MTR common stockholder (other than holders of MTR equity awards) will have the right to elect to receive either $6.05 per share in cash or one share of common stock of ERI for each share of MTR common stock such stockholder holds immediately prior to the completion of the mergers (the "MTR Exchange Ratio"), which we refer to as the MTR merger consideration. The cash portion of the MTR merger consideration will be subject to pro-ration if MTR stockholders elect to receive the cash consideration for more than 5,785,123 MTR common shares in the MTR merger. This is intended to limit the total cash consideration to be paid by ERI in the MTR merger to not more than $35.0 million in the aggregate.

        If the mergers are completed, in exchange for their membership interests, the members of Eldorado will collectively receive merger consideration, in the form of shares of ERI common stock, with an aggregate value equal to the product of (a) Eldorado's Adjusted EBITDA (defined below) for the twelve months ending on the most recent month end preceding the closing date by at least twenty days (the "Report Date") and (b) 6.81, with such amount being adjusted for Eldorado's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for Eldorado, an amount equal to certain transaction expenses of MTR which is capped at $7.0 million, the value of Eldorado's interest in Circus and Eldorado Joint Venture, LLC ("Silver Legacy"), a 50/50 joint venture with a wholly owned subsidiary of MGM Resorts International, and the amount of restricted cash on Eldorado's balance sheet (if any) relating to the credit support required in connection with Silver Legacy's credit facility. The value of Eldorado's interest in Silver Legacy is equal to the product of (x) Eldorado's proportionate ownership interest in Silver Legacy (which, through a subsidiary, is expected to be 50% at the time that the mergers are completed), and (y) the product of (A) Silver Legacy's Adjusted EBITDA for the twelve months ending on the Report Date and (B) 6.81, with such amount being adjusted for Silver Legacy's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for Silver Legacy, each such adjustment in proportion to Eldorado's ownership interest, the amount of the $7,500,000 subordinated note issued to Eldorado by Silver Legacy, and Eldorado's portion of the difference between the capital accounts of the members of Silver Legacy. As a result, the members of Eldorado will receive, in the aggregate, the number of shares of ERI common stock equal to the quotient obtained by dividing the merger consideration as calculated in the two preceding sentences by an implied price per share of $6.05 for ERI common stock (the "Eldorado Merger Shares"). The number of Eldorado Merger Shares issued to Eldorado members is subject to a post-closing adjustment based on a final post-closing calculation of the components of the amount of the Eldorado merger consideration. The MTR Exchange Ratio and the number of Eldorado Merger Shares to be issued as merger consideration are subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving MTR common stock.

        The term "Adjusted EBITDA" is defined as earnings before interest, taxes, depreciation, amortization, and other non-operating income (expense), such as equity in income of unconsolidated affiliates and gain or loss on the disposition of assets.

        Based on Eldorado's September 30, 2013 financial statements, we estimate that up to approximately 30.3 million shares of common stock of ERI will be issued to Eldorado members in the aggregate. For more information regarding this estimate, see "Unaudited Pro Forma Condensed Combined Financial Statements—Note 2—Calculation of Estimated Purchase Consideration" beginning on page 173. This number may increase or decrease based on the factors included in the calculation described above as of the Report Date.

        For additional information on the consideration to be received in the mergers, see "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests" beginning on page 149.

Q:    How was the merger consideration determined?

        A:    The MTR Exchange Ratio was determined by the board of directors of MTR following negotiations based in part upon (i) the historical market price of the MTR listed shares as quoted on Nasdaq, (ii) adjusted EBITDA of MTR of $106.3 million for the twelve months ended June 30, 2013, (iii) Adjusted EBITDA of Eldorado of $43.3 million for the twelve months ended June 30, 2013, and (iv) a closing net working capital target of $438,000 for Eldorado and $(222,000) for Silver Legacy. The parties also took into consideration the unsolicited non-binding proposals from Jacobs Entertainment, Inc. ("JEI") and Company Z (a strategic buyer).

Q:    How does MTR's board of directors recommend that I vote at the special meeting?

        A:    MTR's board of directors recommends that you vote "FOR" the merger proposal and "FOR" the adjournment proposal. MTR's board of directors also recommends that you vote "FOR" the MTR compensation proposal.

Q:    What vote is required to approve the MTR merger?

        A:    The mergers cannot be completed unless holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting vote to approve and adopt the merger agreement and the MTR merger.

        For additional information on the vote required to approve the transactions, see "The Special Meeting—Vote Required" beginning on page 82.

Q:    What will happen to my future dividends or distributions?

        A:    As of the date of the merger agreement, September 9, 2013, MTR and Eldorado will not and will not permit any of their subsidiaries to, without the prior written consent of the other party, make any dividend payments or distributions, except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to MTR or Eldorado or any other direct or indirect wholly owned subsidiary of MTR or Eldorado, and (ii) in the case of Eldorado, any tax distributions required to be paid pursuant to Eldorado's operating agreement.

        MTR has historically not paid dividends on its common stock, and ERI expects to continue this policy. ERI's decision as to whether or not to pay dividends on its common stock in the future, and if so, in what amount, will be made by ERI's board of directors and will depend on, among other factors, ERI's cash requirements, financial condition, restrictions imposed by its debt instruments, earnings and legal considerations.

        For additional information on dividends, see "The Mergers—Dividend / Distribution Policy" on page 141.

Q:    What will happen to my MTR equity-based awards in the mergers?

        A:    For information on what happens to your MTR equity-based awards in the mergers, see "The Merger Agreement—Treatment of Equity-Based Awards" beginning on page 151.

Q:    Will ERI's shares be listed on an exchange?

        A:    Yes. It is a condition to the completion of the mergers that the shares of common stock of ERI that will be issuable as consideration in the mergers be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance. We intend to apply to the Nasdaq Stock Market prior to the completion of the mergers to list ERI common stock and intend that shares of ERI common stock will trade under the symbol "            ."

Q:    What will happen if MTR's stockholders do not approve, on an advisory (non-binding) basis, the compensation payable to MTR's named executive officers in connection with the mergers?

        A:    The vote on the MTR compensation proposal is a vote separate and apart from the vote to approve and adopt the merger agreement and the mergers. MTR stockholders may vote for the compensation proposal and against the merger proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on MTR or ERI. Accordingly, because MTR is contractually obligated to pay the compensation, if the mergers are completed, the compensation will be payable, subject only on the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote. MTR is seeking this non-binding advisory stockholder approval pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the Dodd-Frank Act) and Rule 14a-21(c) of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), which require MTR to provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to MTR's named executive officers in connection with the mergers. The proposal gives MTR's stockholders the opportunity to express their views on the merger-related compensation of MTR's named executive officers. Approval of the proposal is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to approve the merger proposal.

Q:    What does it mean if I receive more than one set of these materials?

        A:    This means you own shares of MTR that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of these proxy materials. You must vote, sign and return all the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:    What do I need to do now?

        A:    After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. For your MTR shares held in "street name," through a broker, bank or other nominee, please follow the instructions set forth on the proxy card or on the voting instruction form provided by such firm. Assuming that a quorum is present at the special meeting, if you abstain, fail to vote or fail to instruct your broker, bank or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote cast "AGAINST" the merger agreement.

        For additional information on voting procedures, see "The Special Meeting" beginning on page 82.

Q:    How do I vote?

        A:    If you are a stockholder of record of MTR as of                                    , 2014, the record date for the MTR special meeting, you may submit your proxy before MTR's special meeting in one of the following ways:

  •
  use the toll-free number shown on your proxy card;

  •
  visit the website shown on your proxy card to vote via the Internet; or

  •
  complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

        Or you may cast your vote in person at MTR's special meeting.

        If your MTR shares are held in "street name," through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. "Street name" stockholders who wish to vote at the MTR special meeting will need to obtain a legal proxy form from their broker, bank or other nominee.

        For additional information on how to vote your MTR shares, see "The Special Meeting—How to Vote" beginning on page 83.

Q:    How will my proxy be voted?

        A:    If you vote by telephone or by Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy and do not indicate how you want to vote, your shares will be voted "FOR" the merger proposal, "FOR" the adjournment proposal, if necessary or appropriate, and "FOR" the MTR compensation proposal.

        For additional information on voting procedures, see "The Special Meeting" beginning on page 82.

Q:    May I vote in person?

        A:    Yes. If you are a stockholder of record of MTR common stock at the close of business on                        , 2014, you may attend the special meeting and vote your shares in person, in lieu of submitting your proxy by telephone or by Internet or returning your signed proxy card.

Q:    What must I bring to attend the special meeting?

        A:    Admittance to the special meeting is limited to stockholders of MTR or their authorized representatives. If you wish to attend the special meeting, bring your proxy or your voter information form. You must also bring photo identification.

Q:    What if I do not vote or abstain?

        A:    For purposes of the MTR special meeting, an abstention occurs when a stockholder attends the special meeting in person and does not vote or returns a proxy with an "ABSTAIN" vote. Assuming that a quorum is present at the special meeting, if you abstain, fail to vote or fail to instruct your broker, bank or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote cast "AGAINST" the merger agreement. Assuming a quorum is present at the special meeting, if you as a MTR stockholder respond with an "ABSTAIN" vote, or if you are present in person but do not vote, your proxy will have the same effect as a vote cast "AGAINST" the advisory (non-binding) proposal on specified compensation that may become payable to the named executive officers in connection with the mergers and "AGAINST" the adjournment proposal.

Q:    What do I do if I want to change my vote?

        A:    If you are a MTR stockholder, to change your vote, send a later-dated, signed proxy card to MTR's Corporate Secretary prior to the date of the MTR special meeting or attend the MTR special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation to MTR's Corporate Secretary at the address listed under "Summary—Information About the Companies" beginning on page 22. You may also change your vote by telephone or over the Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

        For additional information on changing your vote, see "The Special Meeting—Revoking Your Proxy" beginning on page 85.

Q:    If my broker holds my MTR shares in "street name," will my broker vote my shares?

        A:    If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote the MTR shares at the MTR special meeting. You should therefore be sure to provide your broker with instructions on how to vote your MTR shares. You should check the voting form used by your broker to see if your broker offers telephone or Internet voting.

        If you do not give voting instructions to your broker, your MTR shares will be counted towards a quorum at the MTR special meeting, but will have the same effect as voting "AGAINST" the merger proposal unless you appear and vote in person at the MTR special meeting and follow the instructions in the following sentence. If your broker holds your MTR shares and you plan to attend and vote at the MTR special meeting, please bring a letter from your broker identifying you as the beneficial owner of the MTR shares and authorizing you to vote.

        Because approval of the merger proposal requires the affirmative vote of stockholders owning a majority of MTR common shares outstanding, if you abstain or fail to vote your shares in favor of approval of the merger proposal, this will have the same effect as voting your shares "AGAINST" approval of the merger proposal.

        For additional information on voting your MTR shares if such shares are held in "street name," see "The Special Meeting—Shares Held in 'Street Name"' beginning on page 84.

Q:    What are the U.S. federal income tax consequences of the mergers to holders of MTR common stock?

        A:    MTR's obligation to close the MTR merger is conditioned upon the receipt by MTR of an opinion from its tax counsel that the MTR merger will, for U.S. federal income tax purposes, be treated as a transfer of property to ERI in a transaction described in Section 351 of the Internal Revenue Code, which we refer to as the Code. Accordingly and subject to the limitations and qualifications described in "The Mergers—Material U.S. Federal Income Tax Consequences of the MTR Merger," the U.S. federal income tax consequences of the MTR merger to U.S. holders (as defined herein) of MTR common stock generally will be as described below.

        The U.S. federal income tax consequences to U.S. holders of MTR common stock will depend upon the form of consideration received by such holders in the MTR merger. A holder of MTR common stock that acquired different blocks of MTR common stock at different times or at different prices, will make the determinations below separately with respect to each block of shares of MTR common stock.

        U.S. holders of MTR common stock who receive only ERI common stock in the MTR merger will not recognize gain or loss on the exchange of MTR common stock for ERI common stock. U.S. holders of MTR common stock who receive cash in addition to ERI common stock in the MTR merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by such holder in exchange for its shares of MTR common stock exceeds the holder's adjusted basis in the MTR common stock, and (2) the amount of cash received by such holder in exchange for the shares of MTR common stock. The MTR merger will be a fully taxable transaction to a holder of MTR common stock who receives solely cash in the MTR merger.

        For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see "The Mergers—Material U.S. Federal Income Tax Consequences of the MTR Merger" beginning on page 144.

        The tax consequences of the mergers for any particular MTR stockholder will depend on that stockholder's particular facts and circumstances. Accordingly, MTR stockholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the mergers to them, including estate, gift, state, local or non-U.S. tax consequences of the mergers.

Q:    How do I elect the form of consideration for my MTR shares?

        A:    After you have determined whether you would like to receive cash or ERI common stock, or a combination of the two to the extent you hold multiple shares of MTR common stock, you should properly complete the form of election, when delivered to you by MacKenzie Partners, Inc., MTR's proxy solicitor and ERI's information agent, indicating your election, and send the form of election to the exchange agent to be selected by MTR and Eldorado, to one of the proper addresses outlined on the form of election.

        At least 35 days prior to the anticipated effective time of the Mergers, or such other date as MTR and Eldorado may mutually agree, a form of election will be mailed to each of MTR's stockholders (other than a holder of restricted stock or other equity awards) of record determined as of the close of business on the fifth business day prior to the mailing date (the "election record date"). Your form of election must be received by the exchange agent, together with any other required documentation specified in the form of election, no later than the election deadline, which will be 5:00 p.m., Eastern time, on the 30th day following the mailing date or such other date as MTR and Eldorado may mutually agree. MacKenzie Partners, Inc. will make available the form of election upon request to any person who becomes a holder (or beneficial owner) of MTR common stock between the election record date and the close of business on the day prior to the election deadline. You are encouraged to return your election form as promptly as practicable. The election form will contain instructions as to how to indicate the form of consideration you wish to receive for each of your MTR shares in the mergers. You need not elect to receive the same form of consideration for all of the MTR shares you own. You should follow the instructions contained in the election form carefully and in their entirety to ensure your election is properly made. Please do NOT indicate what form of consideration you wish to receive for your MTR shares on the enclosed proxy card. If you are a holder of restricted stock, or of other shares received upon settlement or delivery of equity awards, your shares will automatically convert into shares of ERI common stock, without election.

        For additional information regarding election procedures for MTR stockholders, see "The Merger Agreement—Election Procedures" beginning on page 152 and "The Merger Agreement—Treatment of Equity-Based Awards" beginning on page 151.

Q:    Should I send in my MTR share certificates now?

        A:    No. If the mergers are completed, we will send former stockholders of MTR written instructions for exchanging their share certificates.

Q:    When do you expect to complete the mergers?

        A:    MTR and Eldorado are working to complete the mergers in mid-2014, although we cannot assure completion of the mergers by any particular date, or at all.

        For additional information on completing the mergers, see "The Mergers" beginning on page 110.

Q:    Do I have dissenters' or appraisal rights?

        A:    Under the Delaware General Corporation Law, which we refer to as the DGCL, unless a corporation's certificate of incorporation contains provisions to the contrary (and MTR's amended and restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock, if, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, such stock was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none are applicable in the MTR merger. MTR's common stock is listed on the Nasdaq Stock Market. Consequently, MTR stockholders do not have appraisal rights in connection with the mergers.

        For additional information on appraisal rights, see "The Mergers—Appraisal Rights" beginning on page 142.

Q:    What happens if the mergers are not completed?

        A:    If the mergers are not completed, MTR stockholders will not receive any consideration for their shares of MTR common stock in connection with the mergers. Instead, MTR will remain an independent public company; its common stock will continue to be listed and traded on the Nasdaq Stock Market; Eldorado members will not receive any consideration for their membership interests in connection with the mergers; and Eldorado will remain a private company. Under specified circumstances, MTR may be required to pay Eldorado a fee with respect to the termination of the merger agreement, as described under "The Merger Agreement—Termination of the Merger Agreement" beginning on page 155.

Q:    Under what circumstances would MTR be required to pay Eldorado a termination fee?

        A:    In the event that (a) an acquisition proposal involving MTR has been communicated to or otherwise made known to the stockholders of MTR, or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal involving MTR after the date of the merger agreement; (b) thereafter the merger agreement is terminated by either party following a failure to obtain approval of the merger agreement by MTR stockholders; and (c) prior to the date that is nine (9) months after the date of such termination, MTR enters into a definitive agreement with respect to or consummates an acquisition proposal, then MTR will, on the date it enters into a definitive agreement with respect to the acquisition proposal, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        In addition, in the event that the merger agreement is terminated by Eldorado or MTR because the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose, and either: (a) MTR's board of directors has (i) submitted the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (ii) failed to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approved or recommended, or publicly proposed to approve or recommend any acquisition proposal, (iv) submitted the merger agreement to its stockholders without a recommendation for approval, or (v) withdrawn, modified or qualified such recommendation in a manner adverse to Eldorado; (b) MTR has failed to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or failed to comply with its obligation not to solicit certain alternative transactions or competing proposals; or (c) MTR or the MTR board of directors has approved, recommended or endorsed an alternative transaction or competing proposal, then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement. In the event that the merger agreement is terminated by Eldorado or MTR because the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose and none of the foregoing circumstances have occurred, then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement (but no additional fee).

        In addition, in the event that the merger agreement is terminated by Eldorado, prior to the MTR stockholders approving the MTR merger and the merger agreement, because either: (a) MTR's board of directors (i) submits the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (ii) fails to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approves or recommends, or publicly proposes to approve or recommend any acquisition proposal, (iv) submits the merger agreement to its stockholders without a recommendation for approval, or (v) withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado; (b) MTR fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or (c) MTR or the MTR Board approves, recommends or endorses an alternative transaction or competing proposal, then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        In addition, in the event that the merger agreement is terminated by MTR because, prior to having obtained approval of the MTR merger and the merger agreement by the MTR stockholders, MTR decides to accept a superior proposal and MTR has complied with its obligations under the merger agreement with respect to acquisition proposals, then MTR will, concurrently with or prior to the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        For additional information regarding the potential payment of a termination fee, see "The Merger Agreement—Termination Fees" beginning on page 157. In no event will MTR be required to pay more than one termination fee.

Q:    How important is my vote?

        A:    Every vote is important. As further described in "The MTR Special Meeting—Vote Required", approval and adoption of the merger agreement and the mergers requires the affirmative vote of holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting. Accordingly, if you abstain or fail to vote your shares "FOR" approval and adoption of the merger agreement and the mergers, this will have the same effect as voting your shares "AGAINST" approval and adoption of the merger agreement and the mergers. If the merger agreement and the mergers are not approved by the MTR stockholders, the mergers cannot be completed and the anticipated benefits of the mergers will not be received.

Q:    Who can answer any questions I may have about the special meeting or the mergers?

        A:    MTR stockholders may call MacKenzie Partners, Inc., MTR's information agent, toll free at (                )         -        with any questions they may have. Banks and brokers should call (                )         -        .

Q:    What is the role of MacKenzie Partners, Inc.?

        A:    MTR has retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation firm and respond to inquiries from MTR stockholders. In providing these services, MacKenzie Partners will receive a fee of approximately $25,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, MTR may use its directors, officers and employees, who will not be specially compensated, to solicit proxies from MTR stockholders, either personally or by telephone, facsimile, letter or other electronic means, such as by e-mail or by making use of MTR's website for such purpose.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger agreement and the mergers fully and for a more complete description of the legal terms of the merger agreement and the mergers, you should carefully read this entire proxy statement/prospectus, including the annexes hereto, and the other documents to which we have referred you. See "Incorporation of Certain Documents by Reference" beginning on page 239. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Merger Agreement and the Mergers

        The merger agreement and its amendments are attached as Annexes A, B and C to this proxy statement/prospectus. We encourage you to read the merger agreement, as amended, in its entirety. It is the principal document governing the mergers and the other related transactions.

Structure of the Mergers (page 149)

        Under the terms of the merger agreement, MTR and Eldorado are entering into a strategic business combination that will be effected through the following mergers: (i) Ridgeline Acquisition Corp., a wholly owned direct subsidiary of ERI, will merge with and into MTR, with MTR surviving the merger, and (ii) Eclair Acquisition Company, LLC, a wholly owned direct subsidiary of ERI, will merge with and into Eldorado, with Eldorado surviving the merger. It is intended that each merger will occur substantially simultaneously with the other merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. ERI will own all of the outstanding shares of MTR common stock and all of the membership interests in Eldorado. The holders of MTR common stock and Eldorado membership interests prior to the mergers will together own all of the outstanding shares of ERI common stock following the mergers.

Consideration to be Received in the Mergers (page 149)

        If the mergers are completed, each MTR common stockholder (other than holders of MTR equity awards) will have the right to elect to receive either (a) $6.05 per share in cash or (b) one share of common stock of ERI for each share of MTR common stock such stockholder holds immediately prior to the completion of the mergers, which we refer to as the MTR merger consideration. The cash portion of the MTR merger consideration will be subject to pro-ration if MTR stockholders elect to receive the cash consideration for more than 5,785,123 MTR common shares in the MTR merger. This is intended to enable MTR stockholders (other than holders of MTR equity awards) to receive up to approximately 20.6% of their total merger consideration in cash, while limiting the total cash consideration to be paid by ERI in the MTR merger to not more than $35.0 million in the aggregate. In addition, at least five business days prior to the effective date, Eldorado shall deposit with the exchange agent, for the benefit of the holders of shares of MTR common stock, an amount equal to $5.0 million in cash in partial satisfaction of the ERI's obligations under the merger agreement.

        If the mergers are completed, in exchange for their membership interests, Eldorado members will collectively receive merger consideration, in the form of shares of ERI common stock, with an aggregate value equal to the product of (a) Eldorado's Adjusted EBITDA for the twelve months ending on the Report Date and (b) 6.81, with such amount being adjusted for Eldorado's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for Eldorado, an amount equal to certain transaction expenses of MTR which is capped at $7.0 million, the value of Eldorado's interest in Silver Legacy, and the amount of restricted cash on Eldorado's balance sheet (if any) relating to the credit support required in connection with Silver Legacy's credit facility. The value of Eldorado's interest in Silver Legacy is equal to the product of (x) Eldorado's proportionate ownership interest in Silver Legacy which, through a subsidiary, is expected to be 50% at the time that the mergers are completed, and (y) the product of (A) Silver Legacy's Adjusted EBITDA for the twelve months ending on the Report Date and (B) 6.81, with such amount being adjusted for Silver Legacy's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for Silver Legacy, each such adjustment in proportion to Eldorado's ownership interest, the amount of the $7,500,000 subordinated note issued to Eldorado by Silver Legacy, and Eldorado's portion of the difference between the capital accounts of the members of Silver Legacy. As a result, the members of Eldorado will receive, in the aggregate, the number of shares of ERI common stock equal to the quotient obtained by dividing the merger consideration as calculated in the two preceding sentences by an implied price per share of $6.05 for ERI common stock. The number of Eldorado Merger Shares issued to Eldorado members is subject to a post-closing adjustment based on a final post-closing calculation of the components of the amount of the Eldorado merger consideration. The number of Eldorado Merger Shares to be delivered to Eldorado merger members at closing is subject to shares held back as Escrowed Shares (as defined below in "—Conditions to Completion of the Mergers") and Retained Consideration (as defined below in "—Retained Interest Agreement"). The MTR Exchange Ratio and the number of Eldorado Merger Shares to be issued as merger consideration are subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving MTR common stock.

        Based on Eldorado's September 30, 2013 financial statements, we estimate that up to approximately 30.3 million shares of common stock of ERI will be issued to Eldorado members in the aggregate. For more information regarding this estimate, see "Unaudited Pro Forma Condensed Combined Financial Statements—Note 2—Calculation of Estimated Purchase Consideration" beginning on page 173. This number may increase or decrease based on the factors included in the calculation described above as of the Report Date.

        Members of Eldorado will receive cash in lieu of fractional shares of ERI.

        For additional information on the consideration to be received in the mergers, see "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests" beginning on page 150.

Treatment of Equity-Based Awards (page 151)

        Pursuant to the terms of each MTR stock plan, any unvested awards granted pursuant to an MTR stock plan will vest upon the effective date of the merger and both vested and unvested equity awards granted under an MTR stock plan will be converted into the right to receive shares of ERI common stock or will be exchanged for, or settled in, shares of ERI common stock.

        Specifically, each option or other right to acquire MTR common stock granted under any MTR stock plan outstanding immediately prior to the completion of the mergers, whether vested or unvested, will automatically become, after the completion of the mergers, an option or right to purchase the same number of shares of ERI common stock as the number of shares of MTR common stock that were subject to such MTR stock option immediately prior to the completion of the mergers. The exercise price per share of ERI common stock subject to any such MTR stock option at and after the completion of the mergers will be equal to the exercise price per share of MTR common stock subject to such MTR stock option immediately prior to the completion of the mergers. All other terms, except vesting requirements, applicable to such MTR stock option will remain the same.

        Each restricted stock unit in respect of a share of MTR common stock, which we refer to as a MTR RSU, that is outstanding under any MTR stock plan (including any such MTR RSU held in participant accounts under any employee benefit or compensation plan or arrangement of MTR) immediately prior to the completion of the mergers will, as of the completion of the mergers, be settled in the same number of shares of common stock of ERI (without any right to make a cash/stock election) as the number of shares of MTR common stock that were subject to such MTR RSU immediately prior to the completion of the mergers. No further vesting, lapse, or other restrictions under the terms of the prior award agreement applicable to such MTR RSU will apply.

Recommendation by the MTR Board of Directors (page 83)

        At its meeting on September 8, 2013, after due consideration, the MTR board of directors:

  •
  determined that the mergers are advisable, fair to, and in the best interests of, MTR and its stockholders;

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  adopted and approved the merger agreement and the mergers; and

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  recommended that MTR stockholders vote "FOR" the approval and adoption of the merger agreement and the mergers.

        In addition, MTR's board of directors recommends that MTR stockholders vote "FOR" the adjournment proposal, if necessary or appropriate, and "FOR" the MTR compensation proposal.

        For a more complete description of MTR's reasons for the mergers and the recommendations of the MTR board of directors, see "The Mergers—MTR's Reasons for the Mergers; Recommendation of MTR Board of Directors" beginning on page 117.

Opinion of Macquarie Capital (page 119)

        The MTR board of directors received an opinion on September 8, 2013, from Macquarie Capital (USA) Inc., which we refer to as Macquarie Capital, to the effect that as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth in the written opinion, the stock consideration and cash consideration, taken in the aggregate, to be paid to the holders of MTR common stock (other than shares owned by MTR, Eldorado or ERI, or any of their respective subsidiaries (excluding (A) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (B) shares held, directly or indirectly, in respect of a debt previously contracted), which we refer to as excluded shares), in connection with the mergers was fair, from a financial point of view, to such holders of MTR common stock. See "The Mergers—Opinion of Macquarie Capital" beginning on page 119.

Interests of Directors and Executive Officers in the Mergers (page 131)

        MTR stockholders should note that some MTR directors and executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other MTR stockholders.

        For additional information relating to the interests of MTR's directors and executive officers in the mergers, see "The Mergers—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131.

Conditions to the Completion of the Mergers (page 153)

        The obligations of MTR and Eldorado to complete the mergers are subject to the satisfaction of the following conditions:

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  the approval and adoption of the merger agreement and proposed mergers by the MTR stockholders which consists of the affirmative vote of holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting;

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  any applicable waiting period under the HSR Act (as defined below in "Summary—The Merger Agreement and the Mergers—Regulatory Matters" on page 20) has expired or been terminated;

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  the combined Adjusted EBITDA of MTR and Eldorado for the twelve months ending on the Report Date exceeds $115,000,000;

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  the receipt of all required approvals from the Gaming Authorities (as defined below in "Summary—The Merger Agreement and the Mergers—Regulatory Matters" on page 20) and the absence of any injunction, governmental action or other legal prohibition or restraint preventing the closing of the transactions contemplated by the merger agreement; and

  •
  all third party consents, approvals and permits identified by Eldorado and MTR as required to complete the mergers have been obtained and are in full force and effect.

        The obligation of Eldorado to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

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  the accuracy of MTR's representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

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  the prior performance by MTR, in all material respects, of its obligations under the merger agreement;

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  the receipt by Eldorado of the required closing certificates from MTR, certifying that the closing conditions applicable to MTR have been fulfilled;

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  the authorization for listing on the Nasdaq Stock Market of the shares of ERI common stock that will be issuable in connection with the mergers;

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  ERI shall have entered into an escrow agreement with the escrow agent and the member representative with respect to 330,579 shares of ERI common stock to be held in escrow, which we refer to as the Escrowed Shares;

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  MTR shall have delivered to Eldorado a statement of the estimated Adjusted EBITDA of MTR for the twelve months ending on the Report Date and Eldorado and MTR shall have determined a final Adjusted EBITDA of MTR;

  •
  no event, change, development, occurrence or effect shall have occurred since September 9, 2013 that, individually or in the aggregate, has resulted or would reasonably be expected to result in a material adverse effect (as defined below in "The Merger Agreement—Representations and Warranties of MTR and Eldorado" on page 162) on MTR; and

  •
  the receipt by Eldorado of a legal opinion from its counsel with respect to certain tax matters.

        In addition, the obligation of MTR to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of Eldorado's representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

  •
  the prior performance by Eldorado, in all material respects, of its obligations under the merger agreement;

  •
  the receipt by MTR of the required closing certificates from Eldorado certifying that the closing conditions applicable to Eldorado have been fulfilled;

  •
  Eldorado shall have disposed of all of its equity interest in Tamarack Crossing, LLC, which operates Tamarack Junction Casino in south Reno, Nevada;

  •
  ERI shall have entered into an escrow agreement with the escrow agent and the member representative with respect to the Escrowed Shares;

  •
  each member of Eldorado and officers and senior managers of Eldorado to be designated by Eldorado and MTR shall have executed and delivered to MTR or ERI a non-compete agreement as required under the merger agreement;

  •
  each of Recreational Enterprises, Inc. ("REI"), a member of Eldorado, and Hotel Casino Management, Inc. ("HCM"), a member of Eldorado, shall have entered into a retained interest agreement with ERI and Eldorado in connection with the interests of Silver Legacy held by Eldorado Limited Liability Company ("ELLC"), a current subsidiary of Eldorado Resorts, relating to the acquisition of their respective indirect interests in Silver Legacy;

  •
  each member of Eldorado, other than NGA AcquisitionCo, LLC, shall have entered into an agreement with respect to such member's obligation to surrender to ERI any shares of ERI common stock that such member is required to surrender as a result of any adjustment to the estimated Adjusted EBITDA of Eldorado; and

  •
  the receipt by MTR of a legal opinion from its counsel with respect to certain tax matters.

        None of MTR, Eldorado or ERI can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.

        In the event that a material condition to the completion of the mergers is waived, MTR intends to resolicit stockholder approval of the merger agreement.

        For additional information relating to the conditions to the completion of the merger, see "The Merger Agreement—Conditions to the Completion of the Mergers" beginning on page 153.

Termination of the Merger Agreement (page 155)

        The merger agreement may be terminated at any time prior to the completion of the mergers by the mutual written consent of MTR and Eldorado, authorized by their respective boards. It can also be terminated by either MTR or Eldorado under certain specified circumstances, including if:

  •
  the mergers have not been consummated on or before June 9, 2014, unless the failure of the mergers to occur by such date is the result of the failure of the party seeking to terminate the merger agreement to have performed or observed its covenants or agreements under the merger agreement and such failure constitutes a breach of the merger agreement; provided that either party may extend such termination date for 180 days if the only condition to closing that has not been satisfied is receipt of all required approvals from the Gaming Authorities;

  •
  an injunction permanently enjoining or otherwise prohibiting the completion of the mergers or the other transactions contemplated by the merger agreement is issued by a court of law or other governmental authority having jurisdiction over the parties;

  •
  Eldorado or MTR receives a definitive notice or determination, whether orally or in writing, from any of the Gaming Authorities that the required approval will not be granted, unless any action by the party seeking to terminate the merger agreement or any failure by the party seeking to terminate the merger agreement to perform or comply with any of its covenants or agreements in the merger agreement is the primary cause of, or resulted primarily in, the refusal by any of the Gaming Authorities to grant such required approval;

  •
  the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose, unless the failure to obtain such stockholder approval is the result of the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of such party in the merger agreement; or

  •
  the combined Adjusted EBITDA of MTR and Eldorado for the twelve months ending on the Report Date does not exceed $115,000,000.

        Subject to specified conditions, the merger agreement may be terminated by Eldorado if:

  •
  MTR has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement if such breach or failure to perform would result in a condition to closing failing to be satisfied and such breach or failure to perform cannot be cured by June 9, 2014, provided that Eldorado cannot terminate the merger agreement pursuant to this provision if Eldorado is then in material breach of the merger agreement;

  •
  Prior to the MTR stockholders having approved the MTR merger and the merger agreement, MTR's board of directors (i) submits the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or amends or publicly proposes to withdraw, modify or amend such recommendation in a manner adverse to Eldorado, (ii) fails to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approves or recommends, or publicly proposes to approve or recommend any acquisition proposal (as defined below in "The Merger Agreement—Termination of the Merger Agreement" on page 156), or (iv) submits the merger agreement to its stockholders without a recommendation for approval;

  •
  Prior to the MTR stockholders having approved the MTR merger and the merger agreement, MTR fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

  •
  Prior to the MTR stockholders having approved the MTR merger and the merger agreement, MTR approves, recommends or endorses an alternative transaction or competing proposal.

        Subject to specified conditions, the merger agreement may be terminated by MTR if:

  •
  Eldorado has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement if such breach or failure to perform would result in a condition to closing failing to be satisfied and such breach or failure to perform cannot be cured by June 9, 2014, provided that MTR cannot terminate the merger agreement pursuant to this provision if MTR is then in material breach of the merger agreement; or

  •
  Prior to having obtained approval of the merger agreement and the MTR merger by the MTR stockholders, MTR decides to accept a superior proposal (as defined below in "The Merger Agreement—Termination of the Merger Agreement" beginning on page 156), MTR has complied with its obligations with respect to acquisition proposals, and MTR pays the termination fee to Eldorado prior to or concurrently with MTR's termination of the merger agreement.

        For additional information on termination of the merger agreement, see "The Merger Agreement—Termination of the Merger Agreement" beginning on page 155.

Termination Fees (page 157)

        If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative transaction or a change in MTR's board of directors' recommendation with respect to the merger agreement and the mergers, MTR may be required, subject to certain conditions, to pay Eldorado a termination fee of $6.0 million and reimburse Eldorado for expenses actually incurred by Eldorado in connection with the transactions contemplated by the proxy statement/prospectus up to $1.0 million.

        For additional information on the termination fees, see "The Merger Agreement—Termination Fees" beginning on page 157.

No Solicitation (page 158)

        The merger agreement restricts the ability of each of MTR and Eldorado to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in MTR or Eldorado, respectively. If, however, prior to obtaining the approval of its stockholders, MTR receives an unsolicited proposal from a third party and MTR's board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that it would be a breach of such directors' fiduciary duties not to engage in discussions relating to such proposal, MTR may furnish information to the third party and engage in negotiations regarding such proposal with the third party, subject to specified conditions.

        For additional information on the restriction against solicitation of an alternative proposal, see "The Merger Agreement—Agreement Not to Solicit Other Offers" beginning on page 158.

Appraisal Rights (page 142)

        Unless a corporation's certificate of incorporation contains provisions to the contrary (and MTR's amended and restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock, if, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, such stock was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none is applicable in the MTR merger. MTR's common stock is listed on the Nasdaq Stock Market. Consequently, MTR stockholders do not have appraisal rights in connection with the MTR merger.

        For additional information on appraisal rights, see "The Mergers—Appraisal Rights" beginning on page 142.

Board of Directors and Executive Officers of ERI (page 135)

        Upon completion of the mergers, the ERI board of directors will be comprised of five to seven directors selected by Eldorado prior to the completion of the mergers. At least a majority of the ERI directors must satisfy the independence requirements of the Nasdaq Stock Market and the ERI amended and restated certificate of incorporation and amended and restated bylaws.

        Following the completion of the mergers, Gary L. Carano will serve as Chief Executive Officer and chairman of the board of directors of ERI, and Robert M. Jones will serve as Chief Financial Officer of ERI, in each case until their successors have been duly elected or appointed and qualified. In addition, it is expected that the following persons will become executive officers of ERI following the closing and will assume the positions indicated below:

President	—	Thomas Reeg
Chief Operating Officer	—	Joseph L. Billhimer, Jr.

        From time to time prior to closing of the mergers, decisions may be made with respect to the management and operations of ERI following the completion of the mergers, including the selection of additional executive officers of ERI.

        For additional information on directors and officers of ERI after the mergers, see "The Mergers—Board of Directors and Executive Officers of ERI" beginning on page 135.

Litigation Relating to the Mergers (page 143)

        Since the announcement of the mergers, several putative class action and/or derivative lawsuits have been filed by purported stockholders of MTR challenging the mergers. The actions generally allege, among other things, that MTR's directors breached their fiduciary duties by approving the merger agreement and the mergers at an unfairly low price, and by agreeing to certain provisions in the merger agreement, which allegedly make it less likely that other bidders would make successful competing offers for MTR.

        For additional information on legal proceedings relating to the mergers, see "The Mergers—Litigation Proceedings Relating to the Mergers" beginning on page 143.

Accounting Treatment (page 147)

        The mergers will be accounted for as a reverse acquisition of MTR by Eldorado under accounting principles generally accepted in the United States. Under the reverse acquisition rules, the acquiring entity in an exchange effected through an exchange of equity interest is identified through consideration of all pertinent facts and circumstances, including: the relative voting rights of the stockholders of the constituent companies in the combined company, the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, the composition of the board of directors and senior management of the combined company the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

        Because all of the initial members of ERI's Board of Directors will be selected by Eldorado, certain former members of Eldorado will control the largest blocks of voting shares in ERI with the remaining shares of ERI being owned in smaller amounts by a diverse group of investors, and the Chief Executive Officer and other key management of Eldorado will assume leadership positions at ERI upon consummation of the mergers, Eldorado is considered to be the acquirer of MTR for accounting purposes. This means that Eldorado will apply the purchase method of accounting and the assets and liabilities of MTR will be recorded, as of completion of the mergers, at their respective fair values and added to the carrying value of Eldorado. Any excess of purchase price over the fair value is recorded as goodwill. The reported financial condition and results of operations of ERI after completion of the mergers will reflect MTR's and Eldorado's balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of MTR. Following completion of the mergers, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Material U.S. Federal Income Tax Consequences of the MTR Merger (page 144)

        MTR's and Eldorado's obligations to close the mergers are conditioned upon MTR's receipt of an opinion from its tax counsel that the MTR merger will, for U.S. federal income tax purposes, be treated as a transfer of property to ERI described in Section 351(a) or (b) of the Code and Eldorado's receipt of an opinion from its tax counsel that the Eldorado merger will, for U.S. federal income tax purposes, be treated as a transfer of property to ERI described in Section 351(a) of the Code.

        Accordingly, and subject to the limitations and qualifications described in "The Mergers—Material U.S. Federal Income Tax Consequences of the MTR Merger," the U.S. federal income tax consequences of the mergers to U.S. holders (as defined herein) of MTR common stock generally will be as described below.

        The U.S. federal income tax consequences to a U.S. holder of MTR common stock will depend upon the form of consideration received by such holder in the MTR merger. A U.S. holder of MTR common stock that acquired different blocks of MTR common stock at different times or at different prices, will make the determinations below separately with respect to each block of shares of MTR common stock.

        U.S. holders of MTR common stock who receive only ERI common stock in the MTR merger will not recognize gain or loss on the exchange of MTR common stock for ERI common stock. U.S. holders of MTR common stock who receive cash in addition to ERI common stock in the MTR merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by such holder in exchange for the shares of MTR common stock exceeds the holder's adjusted basis in the shares of MTR common stock, and (2) the amount of cash received by such holder in exchange for the shares of MTR common stock. The MTR merger will be a fully taxable transaction to a holder of MTR common stock who receives solely cash in the MTR merger.

        For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see "The Mergers—Material U.S. Federal Income Tax Consequences of the MTR Merger" beginning on page 144, and "Governmental Gaming Regulations" beginning on page 58.

        The tax consequences of the mergers will depend on the specific situation. Accordingly, you are urged to consult your own tax advisors to determine the U.S. federal income tax consequences of the mergers to you, as well as the estate, gift, state, local or non-U.S. tax consequences of the mergers that may be relevant to you.

Regulatory Matters (page 142)

        The approval of, among others, the following regulatory authorities, which we collectively refer to as the Gaming Authorities, must be obtained before the mergers can be completed:

  •
  the Louisiana Gaming Control Board;

  •
  the Nevada Gaming Commission;

  •
  the Ohio Lottery Commission and the Ohio State Racing Commission

  •
  the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, and the Pennsylvania Liquor Control Board; and

  •
  the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission and the West Virginia Racing Commission.

Eldorado and MTR submitted all applications required by Gaming Authorities prior to December 8, 2013.

        MTR and ERI have received initial approval from the Pennsylvania Gaming Control Board for the transfer of interest in Presque Isle Downs & Casino, MTR's gaming operations in Erie, Pennsylvania. As part of the initial approval, the Pennsylvania Gaming Control Board has indicated that its approval of the transfer is subject to licensure of all new principals prior to completion of the mergers, payment of costs of investigations, and the imposition of a transfer fee equal to $2.5 million.

        In addition, prior to completing the mergers, the applicable waiting period under the U.S. federal antitrust law, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, must expire or terminate. MTR and Eldorado filed the required applications under the HSR Act on or about December 23, 2013. The waiting period with respect to such filings terminated on January 7, 2014.

        Each of MTR, Eldorado and ERI is in the process of obtaining the remaining approvals required by applicable law or regulations for the completion of the mergers.

        For additional information on regulatory matters, see "The Mergers—Regulatory Matters" beginning on page 142.

Retained Interest Agreement (page 166)

        On or prior to the closing date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts; provided that HCM and REI shall not be required to transfer their interests in ELLC to Eldorado Resorts and either or both may instead retain all or a portion of their ownership interests in ELLC so long as:

  •
  the interest in ELLC shall, in the aggregate, not exceed 3.8142% of the total outstanding interest in ELLC, prior to giving effect to any redemption permitted by the operating agreement of Silver Legacy; and

  •
  any such interest in ELLC is subject to a retained interest agreement between ERI, ELLC, Eldorado Resorts, HCM and REI pursuant to which the parties shall agree as follows:

  •
  concurrently with, or prior to, the consummation of the Eldorado merger, ELLC shall redeem all of Eldorado Resorts' interest in ELLC in exchange for a distribution to Eldorado Resorts of a percentage of ELLC's interest in Silver Legacy equal to Eldorado Resorts' interest in ELLC immediately prior to such redemption such that:

  •
  Eldorado Resorts' direct interest in Silver Legacy through such interest distributed by ELLC is equal to Eldorado Resorts' indirect interest in Silver Legacy immediately prior to such redemption; and

  •
  immediately after such redemption by ELLC, HCM and REI shall be the sole owners of ELLC;

  •
  HCM and REI shall grant to Eldorado Resorts a right, exercisable for three months commencing on the first business day after the first anniversary of the closing date of the mergers, to acquire from HCM and REI all of their interests in ELLC in exchange for the payment to HCM and REI of their respective pro rata portions of the Eldorado Merger Shares held back and not issued at closing, which we refer to as the Retained Consideration; and

  •
  Eldorado Resorts shall grant to each of HCM and REI a right, exercisable for three months commencing on the first business day after the second anniversary of the closing date of the mergers, to put to Eldorado Resorts all of their interests in ELLC in exchange for the payment to HCM and REI of their respective pro rata portions of the Retained Consideration.

        For purposes of the merger agreement, the Retained Consideration means a number of shares of ERI common stock equal to (x) the estimated value of ELLC's interest in Silver Legacy, multiplied by (y) the portion of the outstanding interests in ELLC (expressed as a percentage) represented by the interests in ELLC held by HCM and REI, divided by (z) $6.05. For more information regarding the calculation of Eldorado's interest in Silver Legacy, see "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests—The Eldorado Merger—Conversion of Eldorado Membership Interests in the Eldorado Merger" beginning on page 150. Notwithstanding any provision in the merger agreement to the contrary, the number of shares of ERI common stock issuable at the closing as Eldorado Merger Shares shall be reduced by the number of shares equal to the Retained Consideration.

Support Agreement with Jacobs Parties (page 147)

        Also on November 18, 2013, Eldorado and Jacobs Entertainment, Inc. ("JEI") and its affiliates (collectively, the "Jacobs Parties") entered into a Support Agreement (the "support agreement") pursuant to which the Jacobs Parties have agreed to, among other things, vote their shares of MTR's common stock in favor of the merger agreement and cooperate and support Eldorado's and MTR's efforts to consummate the mergers. The support covenants of the Jacobs Parties contained in the support agreement terminate upon the occurrence of, among other things, the termination of the merger agreement, the consummation of the transactions contemplated by the merger agreement and MTR's board of directors making an "adverse recommendation change" (as defined in "The Merger Agreement—Agreement Not to Solicit Other Offers" beginning on page 160) in accordance with the terms of the merger agreement.

The Special Meeting (page 82)

MTR

        The MTR special meeting will be held at                  .m., local time, on                    , 2014, at                                    to consider and vote upon the following matters:

  •
  a proposal to approve and adopt the merger agreement and the mergers;

  •
  a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement; and

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MTR's named executive officers in connection with the mergers.

        MTR's board of directors has fixed the close of business on                        , 2014 as the record date for determining the holders of MTR common stock entitled to receive notice of and to vote at the MTR special meeting. Only holders of record of MTR common stock at the close of business on the MTR record date will be entitled to receive notice of and to vote at the MTR special meeting and any adjournment or postponement thereof.

        As of the MTR record date, there were                    shares of MTR common stock outstanding and entitled to vote at the MTR special meeting held by                holders of record. Each share of MTR common stock entitles the holder to one vote on each proposal to be considered at the MTR special meeting. As of the record date, directors and executive officers of MTR and their affiliates owned and were entitled to vote                    shares of MTR common stock, representing, in the aggregate, approximately      % of the total voting power of MTR. MTR currently expects that MTR's directors and executive officers will vote their shares in favor of the merger agreement and the mergers, although none of them has entered into any agreements obligating them to do so.

        As further described in "The Special Meeting—Vote Required" beginning on page 82, approval and adoption of the merger agreement and the mergers requires the affirmative vote of holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting.

Information About the Companies

MTR GAMING GROUP, INC.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        MTR Gaming Group, Inc., a Delaware corporation, is a hospitality and gaming company that owns and operates racetrack, gaming and hotel properties in West Virginia, Pennsylvania, and Ohio. MTR,

through its wholly owned subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia ("Mountaineer"); Presque Isle Downs & Casino in Erie, Pennsylvania ("Presque Isle Downs"); and Scioto Downs in Columbus, Ohio. MTR considers these three properties, which are located in contiguous states, to be its core assets. Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc.

        At September 30, 2013, MTR had total consolidated assets of $641.5 million and stockholders' equity of $12.8 million. For the nine months ended September 30, 2013, MTR had a net loss of $2.0 million.

ELDORADO HOLDCO LLC
345 North Virginia Street
Reno, Nevada 89501
(775) 786-5700-

        Eldorado HoldCo is a Nevada limited liability company that through subsidiaries owns and operates hotel and gaming properties in Reno, Nevada and Shreveport, Louisiana. Through its subsidiary, Eldorado Resorts LLC ("Eldorado Resorts"), Eldorado owns and operates the Eldorado Hotel & Casino in Reno, Nevada ("Eldorado Reno"). Through subsidiaries owned by Eldorado Resorts, Eldorado owns and operates the Eldorado Casino Shreveport in Shreveport, Louisiana ("Eldorado Shreveport"), and, as of the closing of the merger transactions, will own a 50% interest in the company that owns the Silver Legacy Resort Casino in Reno, Nevada ("Silver Legacy Casino"). Eldorado's joint venture partner in connection with the Silver Legacy Resort Casino is MGM Resorts International. Eldorado, through a wholly owned subsidiary, also currently owns an approximate 21.25% interest in Tamarack Crossing, LLC, a Nevada limited liability company that owns and operates Tamarack Junction Casino, a non-hotel small casino in Reno, Nevada. It is a requirement of the merger agreement that Eldorado divest itself of its interests in the Tamarack Junction Casino before the closing of the transactions with MTR.

        At September 30, 2013, Eldorado had total consolidated assets (adjusted to reflect the divestiture of Eldorado's interest in Tamarack Junction Casino) of $262.5 million, and members' equity of $61.3 million. For the nine months ended September 30, 2013, Eldorado had consolidated net income (adjusted to reflect the divestiture of Eldorado's interest in Tamarack Junction Casino) of $11.0 million.

ECLAIR HOLDINGS COMPANY
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Eclair Holdings Company is a Nevada corporation and a direct, wholly owned subsidiary of MTR. We refer to Eclair Holding Company as ERI throughout this proxy statement/prospectus. ERI was formed in connection with the merger agreement and the mergers for the purpose of holding MTR and Eldorado as direct wholly owned subsidiaries following completion of the mergers. The business of ERI will be the combined business of MTR and Eldorado.

The Merger Subsidiaries

RIDGELINE ACQUISITION CORP.
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Ridgeline Acquisition Corp. is a Delaware corporation, an indirect, wholly owned subsidiary of MTR and a direct, wholly owned subsidiary of ERI. Ridgeline Acquisition Corp. was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Ridgeline Acquisition Corp. will merge with and into MTR and cease to exist.

ECLAIR ACQUISITION COMPANY, LLC
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Eclair Acquisition Company, LLC is a Nevada limited liability company, an indirect, wholly owned subsidiary of MTR and a direct, wholly owned subsidiary of ERI. Eclair Acquisition Company, LLC was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Eclair Acquisition Company, LLC will merge with and into Eldorado and cease to exist.

        For additional information on the companies, see "Information About the Companies" beginning on page 86.

RECENT DEVELOPMENTS

        In October 2013, the MTR board of directors received unsolicited non-binding proposals from each of JEI and Company Z (a strategic buyer). MTR announced that its board of directors would review each of these proposals carefully and consistent with its fiduciary and legal duties.

        The JEI proposal contemplated a transaction that would have valued MTR at $164.7 million based upon a per share price of $5.69, and assumed an enterprise value of JEI equal to 6.81 times JEI's earnings before interest, taxes, depreciation and amortization, subject to adjustments to be agreed upon. Under the JEI proposal, MTR stockholders would have had the opportunity to elect to receive either (i) $5.69 in cash per share of MTR common stock or (ii) one share of the new holding company formed as a result of the combination between MTR and JEI. The amount of cash to be issued as merger consideration to MTR stockholders would have been capped at $30 million under the JEI proposal.

        The Company Z proposal contemplated an acquisition of MTR for cash in a range of $5.25 to $5.50 per share of MTR common stock contingent upon due diligence. Company Z had indicated that the acquisition would not be subject to any financing contingency.

        During the pendency of the evaluation of these proposals by the MTR board of directors, on November 18, 2013, Eldorado and MTR agreed to amend the merger agreement to increase by $5.0 million the aggregate cash consideration available in the MTR merger to MTR's stockholders from $30.0 million to $35.0 million. Eldorado agreed to fund this increase in cash consideration with its available cash on hand.

        As a result, MTR's stockholders will have the option (subject to proration) to elect to receive either cash in the amount of $6.05 (a $0.90 increase from the $5.15 option under the merger agreement prior to the November 2013 amendment) or one share of ERI common stock, for each share of MTR's common stock owned by them.

        In connection with the amendment to the merger agreement, MTR and Eldorado agreed to amend certain other provisions in the merger agreement to, among other things:

  •
  increase the implied per share amount used to calculate the number of shares of ERI common stock issuable to members of Eldorado as merger consideration in the Eldorado merger from $5.15 to $6.05 per share;

  •
  increase the amount of the termination fee that MTR is required to pay Eldorado under specified circumstances (including in connection with a "superior proposal," as defined in the merger agreement) from $5.0 million to $6.0 million;

  •
  increase the maximum amount MTR may be required to reimburse Eldorado for its fees and expenses incurred in connection with the merger agreement in certain circumstances (including in connection with a "superior proposal," as defined in the merger agreement) from $500,000 to $1.0 million; and

  •
  make certain other changes, including addressing certain tax issues in connection with the ownership of ELLC.

        Concurrently with the amendment to the merger agreement, JEI notified the MTR board of directors that it was withdrawing its unsolicited non-binding proposal. On November 21, 2013, Company Z also notified the MTR board of directors that it was withdrawing its unsolicited non-binding proposal.

        The MTR board of directors has, consistent with its fiduciary duties and in consultation with its financial and legal advisors, has terminated all discussions and negotiations with JEI and Company Z regarding their respective proposals. The MTR board of directors unanimously recommends that the stockholders of MTR vote "FOR" the approval and adoption of the merger agreement and the MTR merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MTR

        Set forth below is selected data from MTR's audited consolidated financial statements as of and for the years ended December 31, 2008 through December 31, 2012 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012. Results for the nine months ended September 30, 2013 and 2012 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of MTR management, this information reflects a fair presentation of this data for those dates.

        The following should be read in conjunction with the annual, quarterly and special reports, proxy statements and other business and financial information MTR files with the SEC. The Consolidated Statements of Operations Data for 2012, 2011 and 2010 and the Consolidated Statements of Financial Condition Data at December 31, 2012 and 2011 have been derived from MTR's audited Consolidated Financial Statements included in MTR's Annual Report on Form 10-K filed on March 15, 2013, which has been incorporated by reference into this proxy statement/prospectus. The Consolidated Statements of Operations Data for 2009 and 2008 and the Consolidated Statements of Financial Condition Data at December 31, 2010, 2009 and 2008 are derived from MTR's audited Consolidated Financial Statements for those years, which were prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are not included in this document. You should not assume the results of operations for any past periods indicate results for any future period. See "Incorporation of Certain Documents by Reference" on page 239.

        The selected historical consolidated statement of operations data for the nine months ended September 30, 2013 and 2012 and the summary consolidated statement of financial condition data as of September 30, 2013 have been derived from MTR's unaudited consolidated financial statements, included in MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which has been incorporated by reference into this proxy statement/prospectus. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

	For the nine months ended September 30,		Fiscal Years Ended December 31,
	2013	2012(1)	2012(1)	2011	2010(2)	2009	2008
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Gaming	$349,223	$339,664	$445,848	$385,300	$382,514	$400,583	$418,055
Pari-mutuel commissions	8,932	8,347	10,368	10,206	11,181	12,806	14,454
Food, beverage and lodging	31,551	27,765	36,489	32,604	32,265	31,973	35,963
Other	9,582	8,141	11,392	11,067	8,737	8,764	10,300

Total revenues	399,288	383,917	504,097	439,177	434,697	454,126	478,772
Less promotional allowances(8)	(16,321)	(12,715)	(17,108)	(14,302)	(11,574)	(10,857)	(7,921)

Net revenues	382,967	371,202	486,989	424,875	423,123	443,269	470,851

Operating income(3)	52,381	52,605	65,955	47,572	47,759	22,847	38,234
Income (loss) from continuing operations(4)	(2,029)	45	(5,447)	(51,153)	(4,963)	(23,698)	(4,386)
Income (loss) income from discontinued operations(5)(6)	0	(278)	(277)	788	(153)	1,160	(13,325)

Net income (loss)	$(2,029)	$(233)	$(5,724)	$(50,365)	$(5,116)	$(22,538)	$(17,711)

Net income (loss) per share from continuing operations:
Basic	$(0.07)	$0.00	$(0.19)	$(1.84)	$(0.18)	$(0.86)	$(0.16)
Diluted	$(0.07)	$0.00	$(0.19)	$(1.84)	$(0.18)	$(0.86)	$(0.16)
Balance Sheet Data:
Cash and cash equivalents	$86,075	$88,497	$115,113	$85,585	$53,820	$44,755	$29,011
Working capital(7)	60,254	35,309	45,342	45,479	28,824	26,281	407
Current assets	109,558	110,074	134,681	102,392	70,512	72,160	71,095
Current liabilities	49,304	74,765	89,339	56,913	41,688	45,879	70,688
Total assets	641,487	668,929	679,075	640,871	493,509	503,013	527,710
Long-term obligations (current portion)	—	—	—	—	1,255	6,618	20,498
Long-term obligations (net of current portion)	558,305	556,186	556,716	548,933	376,830	375,885	357,112
Total liabilities	628,708	649,969	665,382	622,544	425,274	429,740	432,107
Total stockholders' equity	$12,779	$18,960	$13,693	$18,327	$68,235	$73,273	$95,603

(1)
The operations of the VLT gaming facility at Scioto Downs commenced June 1, 2012.

(2)
Presque Isle Downs commenced table gaming on July 8, 2010.

(3)
Operating income for 2012 includes (i) project-opening costs of $2.7 million related to Scioto Downs; and (ii) other regulatory gaming assessment costs of $0.4 million related to Presque Isle Downs (See "Management's discussion and analysis of financial condition and results of operations" which is included in MTR's Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference thereto). Operating income for 2011 includes (i) a lease bonus payment of $2.1 million related to the lease of mineral rights on land parcels that Mountaineer controls or holds the mineral rights; (ii) project-opening costs of $0.2 million related to Presque Isle Downs and Scioto Downs; (iii) impairment losses in the aggregate amount of $0.7 million related to non-operating real properties; and (iv) other regulatory gaming assessment costs of $5.9 million related to Presque Isle Downs (See "Management's discussion and analysis of financial condition and results of operations" which is included in MTR's Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference thereto). Operating income for 2010 includes (i) project-opening costs of $1.4 million related to Presque Isle Downs which commenced table gaming on July 8, 2010;

  (ii) other regulatory gaming assessment costs of $0.8 million related to Presque Isle Downs; and (iii) strategic costs of $0.5 million associated with lobbying and gaming efforts in Ohio. Operating income for 2009 includes (i) impairment losses in the aggregate amount of $10.4 million related to non-operating real properties and $1.5 million that fully impaired the goodwill for Mountaineer; (ii) strategic costs of $9.8 million associated with lobbying and gaming efforts in Ohio; and (iii) a charge of $1.6 million related to a legal settlement with a former Chairman, President and Chief Executive Officer. Operating income for 2008 includes (i) a loss on disposal of property of $2.1 million associated with the corporate residence and associated real property and furnishings that was conveyed to a former Chairman, President and Chief Executive Officer on May 1, 2009; and (ii) a $1.5 million loss on the disposal of certain equipment components of Presque Isle Downs' surveillance system that were defective and malfunctioning.

(4)
Loss from continuing operations for 2012 includes an income tax valuation allowance of $3.2 million that was provided in excess of MTR's deferred tax benefits. Loss from continuing operations for 2011 includes (i) a loss on debt extinguishment in the aggregate amount of $34.4 million resulting from the write-offs of deferred financing fees and original issue discount and the payment of tender and redemption fees to the holders of MTR's repurchased $260 million 12.625% Senior Secured Notes and MTR's repurchased $125 million 9% Senior Subordinated Notes (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital" which is included in MTR's Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference thereto); and (ii) an income tax valuation allowance of $3.9 million that was provided in excess of MTR's deferred tax benefits. Loss from continuing operations for 2009 includes (i) a loss on debt modification in the aggregate amount of $1.8 million resulting from the write-offs of deferred financing fees; and (ii) a loss on debt extinguishment of $1.3 million resulting from the write-off of deferred financing fees and payment of consent fees to the holders of MTR's repurchased $130 million 9.75% Senior Unsecured Notes. Loss from continuing operations for 2008 includes a loss on debt modification in the aggregate amount of $3.8 million resulting from the write-offs of deferred financing fees.

(5)
The operating results MTR-Harness, Inc. and North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park) were reflected as discontinued operations in 2009. Corresponding reclassifications have been made to the presentation of the prior periods. The operating results for Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino, Jackson Racing, Inc. and Jackson Trotting Association, LLC (d/b/a Jackson Harness Raceway) were reflected as discontinued operations in 2008. Corresponding reclassifications have been made to the presentation of the prior periods.

(6)
Loss from discontinued operations for 2012 includes expense of $0.3 million related to the settlement of a matter related to a former employee of Jackson Racing, Inc. Income from discontinued operations for 2011 includes $0.9 million received as a settlement payment relating to the sale of Binion's. Income from discontinued operations for 2009 includes an income tax benefit of $2.9 million related to the realization of deferred tax assets associated with impairment losses of $8.7 million recorded in 2008. Loss from discontinued operations for 2008 includes (i) an impairment loss of $8.7 million related to MTR's investment in North Metro Harness Initiative, LLC (for which it could not be determined until 2009 that a $2.9 million tax benefit could be realized); and (ii) an impairment loss of $2.6 million ($2.1 million net of tax) related to MTR's investment in Jackson Trotting Association, LLC.

(7)
Working capital is equal to current assets less current liabilities.

(8)
In the Quarterly Report on Form 10-Q for the period ended September 30, 2013, the classification of costs related to discretionary coupons previously reported within marketing and promotions was revised to report such costs as a component of promotional allowances. All periods presented have been revised to reflect this revision.

SELECTED HISTORICAL CONSOLIDATED
FINANCIAL DATA OF ELDORADO

        Set forth below is selected data from Eldorado's unaudited consolidated financial statements as of and for each of the years ended December 31, 2008 through December 31, 2010, audited consolidated financial statements as of and for each of the years ended December 31, 2012 and 2011 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012. Other than the audited consolidated financial statements as of and for each of the years ended December 31, 2012 and 2011, none of the annual results presented for Eldorado are audited. In addition, results for the nine months ended September 30, 2013 and 2012 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of Eldorado's management, this information reflects a fair presentation of this data for those dates.

        Eldorado is a private company and is not subject to periodic reporting requirements under the Exchange Act. The following should be read in conjunction with Eldorado's unaudited consolidated financial statements, audited consolidated financial statements and unaudited interim condensed consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado" included elsewhere in this proxy statement/prospectus.

        The selected historical consolidated statements of operations data and other financial data for the years ended December 31, 2012 and 2011 and the summary consolidated statements of financial condition as of December 31, 2012 and 2011 have been derived from Eldorado's audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

        The selected historical consolidated statements of operations data and other financial data for the year ended December 31, 2010 have been derived from Eldorado's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

        The selected historical consolidated statements of operations data for the nine months ended September 30, 2013 and 2012 and the summary consolidated statement of financial condition data as of September 30, 2013 have been derived from Eldorado's unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

        The summary consolidated statement of financial condition data as of December 31, 2010, 2009 and 2008 and selected historical consolidated statements of operations data for the years ended December 31, 2009 and 2008 are derived from Eldorado's unaudited consolidated financial statements that are not included in this proxy statement/prospectus.

        You should not assume the results of operations for any past periods are indicative of results for any future period.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	Restated(1)		Restated(1)
	(dollars in thousands)
Consolidated Statement of Operations Data:
Operating revenues:
Casino	$149,757	$153,089	$200,292	$201,253	$203,537	$214,422	$224,474
Food, beverage and entertainment	48,462	47,389	62,947	62,644	60,838	60,860	63,367
Hotel	21,150	20,472	26,203	26,547	26,291	25,063	27,310
Other	5,052	5,201	6,828	7,025	6,360	6,821	7,145

	224,421	226,151	296,270	297,469	297,026	307,166	322,296
Less promotional allowances	(32,783)	(31,380)	(41,530)	(41,397)	(42,168)	(43,510)	(44,087)

Net operating revenues	191,638	194,771	254,740	256,072	254,858	263,656	278,209

Operating expenses:
Casino	89,117	91,326	120,507	120,550	123,744	129,250	134,837
Food, beverage and entertainment	23,587	23,460	31,547	31,826	30,040	28,928	32,195
Hotel	6,112	6,107	8,020	7,866	7,489	7,641	8,515
Other	2,951	3,019	3,961	4,324	3,982	3,841	4,183
Selling, general and administrative(2)	35,265	36,323	48,063	47,919	48,121	48,021	53,439
Depreciation and amortization	13,000	14,279	17,651	19,780	22,440	23,932	23,916

Operating expenses	170,032	174,514	229,749	232,265	235,816	241,613	257,085

Loss on sale/disposition of long-lived assets	2	(172)	(198)	(120)	(266)	(1,102)	(288)
Acquisition termination charges(3)	(1,416)	—	—	—	—	—	(6,840)
Equity in income (losses) of unconsolidated affiliates(4)(5)	3,425	544	(8,952)	(3,695)	(3,899)	(1,218)	(3,341)
Impairment of investment in joint venture(5)	—	—	—	(33,066)	—	—	(16,550)

Operating income (loss)	23,617	20,629	15,841	(13,074)	14,877	19,723	(5,895)

Other income (expense):
Other income(6)	—	—	—	—	—	101	432
Interest income	12	10	14	12	1	1	228
Interest expense	(11,810)	(12,040)	(16,069)	(18,457)	(21,065)	(21,263)	(22,622)
Loss on property donation(7)	—	(755)	(755)	—	—	—	—
(Loss) gain on early retirement of debt, net	—	(22)	(22)	2,499	—	—	—

Total other expense	(11,798)	(12,807)	(16,832)	(15,946)	(21,064)	(21,161)	(21,962)

Net income (loss)	11,819	7,822	(991)	(29,020)	(6,187)	(1,438)	(27,857)
Less net loss attributable to non-controlling interest(8)	—	—	—	4,807	183	90	798

Net income (loss) attributable to the Company(9)	$11,819	$7,822	$(991)	$(24,213)	$(6,004)	$(1,348)	$(27,059)

Other Data:
Net cash provided by (used in):
Operating activities	$26,841	$28,713	$28,366	$21,171	$25,216	$24,462	$20,155
Investing activities	(5,819)	(7,874)	(21,832)	(7,715)	(8,422)	(10,231)	(13,374)
Financing activities	(10,160)	(10,027)	(11,381)	(31,439)	19	(16,179)	(11,454)
Capital expenditures			9,181	7,889	8,270	10,583	13,740
Ratio of earnings to fixed charges(10)			0.9x	N/A	0.7x	0.9x	N/A
Operating Data(11):
Number of hotel rooms(12)			1,217	1,217	1,217	1,218	1,218
Average hotel occupancy rate(13)			84.1%	86.3%	86.4%	84.8%	85.9%
Number of slot machines(12)			2,779	2,751	2,766	2,848	2,913
Number of table games(12)			97	99	97	95	100

	At September 30,		At December 31,
	2013	2012	2012	2011	2010	2009	2008
			(Restated)1
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,165	$40,962	$25,303	$30,150	$48,133	$31,320	$33,268
Total assets	267,870	275,510	262,525	272,662	333,643	341,528	358,914
Total debt(14)	172,127	177,455	176,102	183,502	209,620	209,163	224,570
Members' equity	66,725	69,817	61,003	66,023	95,905	102,392	104,047

(1)
The 2012 Selected Consolidated Financial Data and the 2013 interim Selected Consolidated Financial Data have been restated to reflect adjustments related to the recognition of Eldorado's share of the net losses of the Silver Legacy Joint Venture as discussed in Note 1 to the audited consolidated financial statements contained elsewhere in this proxy statement / prospectus. The effect of the restatement on the Consolidated Statement of Operations Data for 2012 was to increase the equity in losses of unconsolidated affiliates, net loss and net loss attributable to Eldorado and to reduce income from operations each by $9.7 million. The effect of the restatement on the Consolidated Balance Sheet Data as of December 31, 2012 was to decrease total assets and members' equity by $7.5 million and $9.7 million, respectively. In addition, as a result of the restatement, the ratio of equity to fixed charges included in Other Data decreased from 1.5x to 0.9x. The effect of the restatement on the interim Consolidated Statement of Operations Data for the interim period for 2013 was to increase the equity income of unconsolidated affiliates, net and net income attributable to Eldorado and increase income from operations each by $2.6 million. The effect on the restatement on the Consolidated Balance Sheet Data as of September 30, 2013 was to decrease total assets and members' equity by $7.5 million and $7.8 million, respectively.

(2)
Eldorado pays management fees to REI and HCM, the owners of 47% and 25% of Eldorado's equity interests, respectively. The management fees paid to REI and HCM are included in selling, general and administrative expenses and totaled $600,000, $600,000, $120,000, $0 and $500,000 for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively, and $450,000 for each of the nine months ended September 30, 2013 and 2012.

(3)
On November 26, 2008, Eldorado entered into a settlement on the termination of a potential acquisition in Evansville, Indiana. As a result of the settlement, Eldorado forfeited a $5.0 million escrow deposit resulting in a fourth quarter 2008 expense along with other expenses relating to the transaction of approximately $1.8 million.

(4)
Equity in the income (losses) of unconsolidated affiliates represents the 50% joint venture interest in Silver Legacy held by ELLC, Eldorado's subsidiary, and Eldorado's 21.25% interest in Tamarack for all years presented. Since Eldorado operates in the same line of business as Silver Legacy and Tamarack, each with casino and/or hotel operations, Eldorado's equity in the income (losses) of such affiliates is included in operating income (loss).

(5)
As a result of the Eldorado's identification of triggering events, Eldorado recognized non-cash impairment charges of $33.1 million and $16.55 million in 2011 and 2008, respectively, for its investment in Silver Legacy, which is included in the consolidated statements of operations and comprehensive income. Such impairment charge in 2011 eliminated Eldorado's remaining investment in Silver Legacy. Non-controlling interests in Silver Legacy were allocated $4.8 million and $0.6 million of the non-cash impairments in 2011 and 2008, respectively. Assumptions used in the 2011 analysis were impacted by the default in the payment of principal and interest on Silver Legacy's debt obligations on March 1, 2012, the current cash flow forecasts and market conditions for Silver Legacy. Assumptions used in the 2008 analysis were impacted by market conditions including: 1) lower market valuation multiples for gaming assets; 2) higher discount rates resulting from turmoil in the credit and equity markets; and 3) current cash flow forecasts for Silver Legacy. As a result of the elimination of Eldorado's remaining investment in Silver Legacy as of December 31, 2011, Eldorado discontinued the equity method for its investment in Silver Legacy. In November 2012, Eldorado made additional investments in Silver Legacy of $7.5 million and deposited cash of $5 million in a collateral account with a Silver Legacy lender. As discussed in Note 1 to the audited consolidated financial statements contained elsewhere in this proxy statement / prospectus, these additional investments resulted in Eldorado recording suspended losses of $9.7 million which resulted in reducing the $7.5 million investment in Silver Legacy to zero and recording a $2.2 million liability due to the $5 million collateral deposit as of and for the year ended December 31, 2012. Additionally, as disclosed in Note 1 to the unaudited consolidated interim financial statements contained elsewhere in this proxy statement/prospectus, Eldorado recorded additional $2.6 million equity method income for the interim period ending September 30, 2013 after restating the use of the equity method with respect to Silver Legacy.

(6)
Effective July 1, 2000, Eldorado and Avereon Research LTD. entered into an agreement to form MindPlay, LLC for the purpose of developing, owning and marketing a sophisticated system to permit the tracking and surveillance of pit gaming operations. On February 19, 2004, Alliance Gaming Corp. ("Bally's"), a New York Stock Exchange listed company, purchased substantially all of the assets of the MindPlay, LLC, consisting primarily of intellectual property, and assumed certain of its liabilities. On March 11, 2008, the managers and members of MindPlay, LLC voted to accept a settlement agreement with Bally's and to dissolve the company. MindPlay, LLC was dissolved in March 2008. In 2008, Eldorado received $239,000 in cash and 18,663 warrants, each representing the right to purchase one share of Bally's common stock at an exercise price of $24.69 per share. As a result of the cash payment and warrants, Eldorado recognized income of $432,000 in 2008. In 2009, Eldorado exercised and sold its Bally's warrants and recognized $101,000 in income.

(7)
During the third quarter of 2012, Eldorado Shreveport donated certain of its property to the City of Shreveport and recorded a charge of $755,000, which represented the net book value of the property as of the donation date.

(8)
Non-controlling interest represents the minority partners' share of ELLC's 50% joint venture interest in Silver Legacy and the interest of Shreveport Gaming Holdings, Inc. ("SGH") in the Louisiana Partnership. The non-controlling interest in ELLC is owned by certain Eldorado's equity holders and is approximately 4%. SGH's interest in the Louisiana Partnership was 23.6% until March 20, 2008 when, as a result of the closing of the Louisiana Partnership's call of the 23.6% partnership interest held by SGH, ES#1 and ES#2, which are wholly owned by Eldorado, obtained all of the partnership interests in the Louisiana Partnership.

(9)
As a limited liability company, Eldorado is not subject to federal income tax liability. Because holders of membership interests in Eldorado Resorts are required to include their respective shares of Eldorado Resorts' taxable income (loss) in their individual income tax returns, Eldorado has made distributions to its members to cover such liabilities.

(10)
The ratio of earnings to fixed charges has been computed as earnings divided by fixed charges. Earnings represent net income (loss) plus fixed charges. Fixed charges represent interest expense, whether expensed or capitalized, the interest component of rent expense and amortization of debt issuance costs. Net loss for the years ended December 31, 2011 and 2008 resulted in coverage deficiencies of $5,756,000 and $4,437,000, respectively.

(11)
Excludes the operating data of Silver Legacy and Tamarack.

(12)
As of the end of each period presented.

(13)
For each period presented.

(14)
At September 30, 2013, debt includes (i) $168.0 million of 8 5/8% Senior Secured Notes due 2019, (ii) $3.8 million of a term loan requiring principal payments of $1.25 million each quarter beginning September 30, 2011 (the "Term Loan"), and (iii) $0.4 million of obligations under capital leases. The effective rate of interest on borrowings under the Term Loan was 3.2% as of September 30, 2013.

  At December 31, 2012, debt includes (i) $168.0 million of Senior Secured Notes, (ii) $7.5 million of the Term Loan and (iii) $0.6 million of obligations under capital leases. The effective rate of interest on borrowings under the Term Loan was 3.21% as of December 31, 2012.

  At December 31, 2011, debt includes (i) $170.0 million of Senior Secured Notes, (ii) $12.5 million Term Loan and $1.0 million of obligations under capital leases. The effective rate of interest on borrowings under the Term Loan was 3.30% as of December 31, 2011.

  At December 31, 2010, total debt includes (i) $124.5 million of 10% First Mortgage Notes co-issued by the Louisiana Partnership and Shreveport Capital (the "Shreveport Notes"), including $6.9 million of Shreveport Notes due to a related party, (ii) $18.9 million of a 13% preferred equity interest, due 2013 in the Louisiana Partnership (the "Preferred Equity Interest"), (iii) $0.4 million of accrued interest on the Preferred Equity Interest, (iv) $64.5 million of 9% senior notes due 2014 co-issued by Resorts and Capital (the "9% Senior Notes") and (v) $1.4 million of obligations under capital leases.

  At December 31, 2009, total debt includes (i) $124.5 million of Shreveport Notes, including $6.9 million of Shreveport Notes due to a related party, (ii) $18.9 million of the Preferred Equity Interest, (iii) $0.4 million of accrued interest on the Preferred Equity Interest, (iv) $64.5 million of 9% Senior Notes and (v) $0.9 million of obligations under capital leases.

  At December 31, 2008, total debt includes (i) $124.5 million of Shreveport Notes, including $6.9 million of Shreveport Notes due to a related party, (ii) $18.9 million of the Preferred Equity Interest, (iii) $0.4 million of accrued interest on the Preferred Equity Interest, (iv) $64.5 million of 9% Senior Notes, (v) $12.8 million under a revolving credit facility, (vi) $2.4 million of a bank loan and (vii) $1.1 million of obligations under capital leases.

SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA

        The following tables present selected unaudited pro forma condensed combined financial data from ERI's consolidated statements of operations and balance sheet. The information under "Pro Forma Condensed Combined Statement of Operations Data" in the tables below gives effect to the mergers as if they had been consummated on January 1, 2012, the beginning of the earliest period presented. The information under "Pro Forma Condensed Combined Balance Sheet Data" in the tables below assumes the mergers had been consummated on September 30, 2013. This unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting with Eldorado considered the accounting acquirer of MTR. See "The Mergers—Accounting Treatment" beginning on page 147.

        The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with MTR's and Eldorado's respective unaudited consolidated financial statements as of and for the nine months ended September 30, 2013, and MTR's and Eldorado's respective audited consolidated financial statements as of and for the year ended December 31, 2012, and the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 168.

        The pro forma selected data assumes that existing MTR stockholders elect to receive the maximum amount of cash in the MTR merger of up to $35.0 million as described in "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests" beginning on page 149.

        The following selected unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to indicate the financial results of ERI had the mergers taken place on January 1, 2013 for consolidated statement of operations purposes, and on September 30, 2013 for consolidated balance sheet purposes, and is not intended to be a projection of future results. The selected unaudited pro forma condensed combined financial data does not represent the impact of possible business model changes or potential changes to asset valuations due to changes in market conditions. The unaudited pro forma condensed combined financial data also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled "Risk Factors" on page 37. The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" and related notes included in this document on page 169.

(in thousands except per share data)	Nine months ended September 30, 2013	Year ended December 31, 2012
Pro Forma Condensed Combined Statements of Operations Data:
Total net revenues(1)	$574,605	$741,729
Total expenses(2)	493,286	657,212
Income from continuing operations before income taxes	28,450	1,456
Income tax expense	12,137	4,741
Income from continuing operations attributable to the combined company	$16,313	$(3,285)
Earnings per share:
Basic	$0.31	$(0.06)
Diluted	0.31	(0.06)

as of September 30, 2013
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$72,364
Total assets	1,103,295
Short-term debt	4,064
Long-term debt	795,794
Total liabilities	929,810
Total equity	173,485

(1)
Shown net of promotional allowance of $49,104 and $58,638 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

(2)
Reflects operating expenses and excludes other income/expense shown below operating income on the Statement of Operations.

COMPARATIVE PER SHARE/UNIT DATA

        The following table presents historical per share/unit data for MTR and Eldorado and pro forma per share data for ERI as of the nine months ended September 30, 2013 and the year ended December 31, 2012. Except for basic and diluted earnings per share/unit data of MTR and Eldorado for the year ended December 31, 2012, the information provided in the table below is unaudited. The pro forma per share data gives effect to the mergers as if the mergers had occurred on September 30, 2013, in the case of book value data presented, and as if the mergers had occurred on January 1, 2012, in the case of earnings and dividend/distribution data presented.

        The pro forma per share data assumes that existing MTR stockholders elect to receive the maximum amount of cash in the MTR merger of up to $35.0 million as described in "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests" beginning on page 149.

        The ERI pro forma per share data was derived by combining information from the historical consolidated financial statements of MTR and Eldorado and giving effect to the mergers under the acquisition method of accounting for business combinations. As a result, the pro forma combined per share data has been based upon certain assumptions and adjustments as discussed in "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 168. You should read the table below in conjunction with the historical unaudited consolidated financial statements and audited consolidated financial statements of Eldorado contained in this proxy statement/prospectus and the historical audited consolidated financial statements of MTR that are filed with the SEC and incorporated by reference in this proxy statement/prospectus. See "Index to Eldorado Financial Statements" beginning on page F-1 and "Incorporation of Certain Documents by Reference" beginning on page 239. The pro forma data below is presented for illustrative purposes only and you should not rely on the pro forma per share data as indicative of actual results had the mergers occurred in the past, or of future results ERI will achieve after the merger.

 Comparative Per Share/Unit Data

	(Unaudited)
	Nine months ended September 30, 2013	Year ended December 31, 2012
MTR Gaming Group, Inc.—Historical Data
Earnings (loss) per share(1):
Basic	$(0.07)	$(0.19)
Diluted	(0.07)	(0.19)
Dividends declared per share of common stock	—	—
Book value per share of common stock	0.46	0.49
Eldorado HoldCo LLC—Historical Data
Earnings (loss) per unit(1)(2):
Basic	$118.19	$(9.91)
Diluted	118.19	(9.91)
Distributions per unit(2)	60.97	41.35
Book value per unit(2)	667.25	610.03
Eclair Holdings Company Unaudited Pro Forma Combined Data
Earnings (loss) per share(1):
Basic	$0.31	$(0.06)
Diluted	0.31	(0.06)
Cash dividend/distribution per share	—	—
Book value per share	3.26	N/A

(1)
Loss per share/unit from continuing operations. This does not include the impact of discontinued operations for MTR. This was $0.00 and ($0.01) loss per share (for basic and diluted) for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively.

(2)
A unit is a portion of Eldorado's membership interests equal to 1%.

RISK FACTORS

Risk Factors Relating to the Mergers

MTR stockholders and Eldorado members cannot be sure of the market price of the ERI common stock they will receive as consideration

        Upon completion of the mergers, MTR stockholders and Eldorado members will receive shares of ERI common stock. Shares of ERI common stock are not currently listed for trading on a national securities exchange, although such shares will be approved for listing on the Nasdaq Stock Market prior to the completion of the mergers. Although shares of MTR are currently listed for trading on the Nasdaq Stock Market, membership interests of Eldorado are not listed for trading on a national securities exchange and Eldorado has not been subject to the reporting requirements of the Exchange Act.

        The trading price of a share of ERI common stock is currently uncertain, and we can provide no assurance as to the values at which shares of ERI will publicly trade (which may be significantly below the $6.05 per share value implied by the terms of the merger). In addition, after completion of the mergers, the trading price of ERI common stock will be dependent on a number of conditions, including general market and economic conditions, changes in the MTR and Eldorado businesses prior to the completion of the mergers, operations and prospects, and regulatory considerations, among other things. Some of these factors and conditions are beyond the control of MTR and Eldorado.

        In addition, although the shares of ERI common stock issuable in the mergers will be listed on the Nasdaq Stock Market upon completion of the mergers, an active public market may not develop or be sustained after the completion of the mergers, which could affect the ability to sell, or depress the market price of, shares of ERI common stock. ERI cannot predict the extent to which a trading market will develop or how liquid that market might become.

MTR stockholders may receive a form of consideration different from what they elect

        Although each MTR stockholder may elect to receive all cash in the MTR merger, the pool of cash available for all MTR stockholders will be limited to $35.0 million. As a result, if the aggregate cash election by MTR stockholders exceeds the maximum available, some consideration received by MTR stockholders who elected cash will be in a form that they did not choose.

        The total number of shares of MTR common stock that will be converted into the right to receive cash will in no event exceed 5,785,123 shares, which we refer to as the Cash Election Shares Limit. In addition, at least five business days prior to the effective date, Eldorado shall deposit with the exchange agent, for the benefit of the holders of shares of MTR common stock, an amount equal to $5.0 million in cash in partial satisfaction of the ERI's obligations under the merger agreement. Within three business days after the consummation of the mergers as contemplated by the merger agreement, which we refer to as the effective time, if the cash consideration option is oversubscribed, ERI will cause the exchange agent to effect the allocation among the former holders of MTR common stock of rights to receive the MTR merger consideration as follows: (A) all holders of MTR common stock who elected consideration in the form of ERI common stock and those who made no election will receive the right to receive ERI common stock, (B) the exchange agent will then select from among the MTR common stock that elected the cash consideration, by a pro rata selection process, a sufficient number of shares to receive the ERI common stock consideration such that the aggregate number of shares of MTR common stock that will be paid the cash consideration equals the Cash Election Shares Limit; and (C) the shares of MTR Common Stock that elected cash that were not set aside by the exchange agent as those that would receive ERI common stock will be converted into the right to receive the cash consideration.

        Accordingly, even if a MTR stockholder elects to receive cash in respect of 100% of his shares of MTR common stock, due to proration, such stockholder may only receive approximately 20.6% of the merger consideration in cash.

MTR stockholders who make elections may be unable to sell their shares in the market pending the mergers

        MTR stockholders may elect to receive cash, stock or mixed consideration in the mergers by completing an election form that will be sent under separate cover and is not being provided with this document. Elections will require that stockholders making the election turn in their MTR stock certificates. This means that during the time between when the election is made and the date the mergers are completed, MTR stockholders will be unable to sell their MTR common stock. If the mergers are unexpectedly delayed, this period could extend for a significant period of time. MTR stockholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored.

MTR stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management

        MTR stockholders currently have the right to vote in the election of the board of directors of MTR and on other matters affecting MTR. Upon the completion of the mergers, each MTR stockholder who receives shares of ERI common stock will become a stockholder of ERI with a percentage ownership of ERI that is smaller than the stockholder's current percentage ownership of MTR. Although the anticipated beneficial ownership of ERI common stock after the completion of the mergers will not be known until after the completion of the post-closing calculation of the Eldorado merger consideration, based on shares outstanding on September 30, 2013, it is currently expected that the former stockholders of MTR as a group will receive shares in the mergers constituting approximately between 43.3% and 48.6% of the outstanding shares of ERI common stock immediately after the mergers. The remaining outstanding shares of ERI will be issued to the owners of Eldorado in connection with the completion of the mergers. Because of this, MTR stockholders may have less influence on the management and policies of ERI than they now have on the management and policies of MTR. For additional information on beneficial ownership of ERI, see "Description of ERI Capital Stock—ERI Pro Forma Ownership" beginning on page 186.

The market price for ERI common stock may be affected by factors different from those that historically have affected MTR

        Upon completion of the mergers, certain holders of MTR common stock will become holders of ERI common stock. In addition, both MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. Accordingly, ERI's businesses will differ from those of MTR and the results of operations of ERI will be affected by some factors that are different from those currently affecting the results of operations of MTR. MTR's and Eldorado's businesses are located in different geographic markets and are subject to local and regional as well as national economic conditions and are also affected by local weather conditions. In addition, unlike MTR, Eldorado's businesses do not involve horse racing, which may be subject to different risks than those affecting Eldorado's businesses. Moreover, MTR and Eldorado are also subject to regulation by different state regulatory authorities and operate under different state laws and regulations.

        Further, MTR is currently a public company and Eldorado is currently a private company. Following the completion of the mergers, ERI will be a public company, and its business and operations, including the business and operations conducted by Eldorado prior to the completion of the mergers, will be subject to public company requirements, including periodic reporting requirements, compliance with the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as

amended, and the rules promulgated thereunder by the SEC, which we refer to as the Sarbanes-Oxley Act, and scrutiny by industry analysts. The market price of ERI common stock may be affected by ERI's ability to comply with such requirements, which will not have been applicable to Eldorado prior to the completion of the mergers. For a discussion of MTR's business and of some important factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under "Incorporation of Certain Documents by Reference" beginning on page 239. For a discussion of the businesses of Eldorado's business and of some important factors to consider in connection with its business, see "Information About the Companies—Eldorado HoldCo LLC" beginning on page 86 and "Management's Discussion and Analysis Financial Condition and Results of Operations of Eldorado" beginning on page 207.

ERI may fail to realize the anticipated benefits of the mergers

        The success of the mergers will depend on, among other things, ERI's ability to combine the businesses of Eldorado and MTR in a manner that permits growth opportunities and does not materially disrupt the existing businesses of MTR or Eldorado. If ERI is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. Eldorado and MTR have operated and, until the completion of the mergers, will continue to operate, independently. Certain employees of MTR and Eldorado may not be employed after the mergers. In addition, employees of MTR and Eldorado that ERI wishes to retain may elect to terminate their employment as a result of the mergers, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Eldorado's or MTR's ongoing businesses or cause issues with standards, controls, procedures and policies that adversely affect the ability of Eldorado or MTR to maintain relationships with customers and employees or to achieve the anticipated benefits of the mergers.

        The market price of ERI common stock may decline if, among other factors, the integration of the MTR and Eldorado businesses is unsuccessful, the operational cost savings estimates are not realized or the transaction costs related to the mergers are greater than expected. The market price of ERI common stock also may decline if ERI does not achieve the perceived benefits of the mergers as rapidly as, or to the extent, anticipated by industry analysts or if the effect of the mergers on ERI's financial results is not consistent with the expectations of industry analysts.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met

        MTR and Eldorado must obtain approval of the mergers from the Nevada Gaming Commission, the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission, and the West Virginia Racing Commission. Additionally, these approvals may not be received at all, may not be received in a timely fashion, and/or may contain conditions on the completion of the mergers. In addition, these regulatory bodies may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the mergers or of imposing additional costs or limitations on ERI following the mergers.

The merger agreement may be terminated in accordance with its terms and the mergers may not be completed

        The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the mergers. Those conditions include: approval of the merger agreement by MTR stockholders, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the mergers, effectiveness of the registration statement of which this document is a part, approval of the shares of ERI common stock to be issued to MTR stockholders and Eldorado members for listing on the Nasdaq Stock Market, the combined Adjusted EBITDA of MTR and Eldorado for the twelve months ending on the Report Date exceeding $115 million, the continued accuracy of the representations and warranties by both parties (subject to applicable materiality qualifiers) and the performance by both parties, in all material respects, of their covenants and agreements, and the receipt by MTR and Eldorado of legal opinions from their respective tax counsels. These conditions to the closing of the mergers may not be fulfilled and, accordingly, the mergers may not be completed. In addition, if the mergers are not completed by June 9, 2014, either Eldorado or MTR may choose not to proceed with the mergers (subject to the right of either party to extend this termination date for 180 days if the only unsatisfied condition to closing is receipt of required regulatory approvals), and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Eldorado or MTR may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, MTR may be required to pay to Eldorado a termination fee of $6.0 million and reimburse Eldorado for fees and expenses it actually incurred in an amount not to exceed $1.0 million. For a more complete description of these circumstances, see "The Merger Agreement—Termination of the Merger Agreement" beginning on page 155.

Termination of the merger agreement could negatively impact MTR and Eldorado

        In the event the merger agreement is terminated, MTR's or Eldorado's business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, and the market price of MTR common stock might decline to the extent that the current market price reflects a market assumption that the mergers will be completed. If the merger agreement is terminated and MTR's or Eldorado's board of directors seeks another merger or business combination, MTR stockholders or Eldorado members (as applicable) cannot be certain that MTR or Eldorado will be able to find a party willing to offer equivalent or more attractive consideration than the merger consideration provided in the mergers. If the merger agreement is terminated under certain circumstances, MTR may be required to pay a termination fee of $6.0 million to Eldorado and reimburse Eldorado for fees and expenses it actually incurred in an amount not to exceed $1.0 million. See "The Merger Agreement—Termination Fees" beginning on page 157.

MTR and Eldorado will be subject to business uncertainties and contractual restrictions while the mergers are pending

        Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on MTR or Eldorado and consequently on ERI. These uncertainties may impair MTR's or Eldorado's ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with MTR or Eldorado to seek to change existing business relationships, cease doing business with MTR or Eldorado or cause potential new customers to delay doing business with MTR, Eldorado or ERI until the mergers have been successfully completed. Retention of certain employees may be challenging during the pendency of the mergers, as certain employees may experience uncertainty about their future roles or compensation structure. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, ERI's business following the mergers could be negatively impacted. In addition, the merger agreement restricts MTR and Eldorado from making certain acquisitions and taking other specified actions until the mergers are completed without the consent of the other party. These restrictions may prevent MTR or Eldorado from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See "The Merger Agreement—Covenants of MTR and Eldorado" beginning on page 162 for a description of the restrictive covenants applicable to MTR and Eldorado.

MTR and Eldorado directors and officers may have certain interests in the mergers that are different from, or in addition to or in conflict with, interests of MTR stockholders. These interests may be perceived to have affected their decision to support or approve the MTR merger

        The interests of some of the directors and executive officers of MTR and Eldorado may be different from those of MTR stockholders, and directors and officers of MTR and Eldorado may be participants in arrangements that are different from, or are in addition to, those of MTR stockholders. These interests may present such directors or executive officers with actual or potential conflicts of interest. For both MTR and Eldorado, these interests include the continued employment of certain executive officers by ERI, continued service of Roger P. Wagner on the ERI board of directors, and continued indemnification and insurance with respect to claims arising out of or from services to MTR and Eldorado. For a more detailed description of these interests, see "The Mergers—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131.

        Certain directors and executive officers of MTR and Eldorado will own shares of ERI after the mergers. Although the anticipated beneficial ownership of ERI common stock after the mergers will not be known until after completion of the election process, based on outstanding MTR shares and the value attributed to Eldorado as of September 30, 2013, we estimate that the current directors and executive officers of MTR and Eldorado will own, in the aggregate, between 12% and 13% of the outstanding shares of ERI common stock immediately after completion of the mergers.

        For a more detailed description of the beneficial ownership of ERI, MTR and Eldorado, see "Description of ERI Capital Stock—ERI Pro Forma Ownership" beginning on page 186, "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management of MTR" beginning on page 202, "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management of Eldorado" beginning on page 204.

The merger agreement contains provisions that may discourage other companies from trying to acquire MTR or Eldorado for greater merger consideration and may require MTR to pay a termination fee

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to MTR or Eldorado that might result in greater value to MTR's stockholders or Eldorado's members than the mergers. These provisions include a general prohibition on MTR and Eldorado from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions.

        In addition, MTR may be required to pay to Eldorado a termination fee of $6.0 million and/or reimburse Eldorado for fees and expenses that it actually incurred in and amount not to exceed $1.0 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the section entitled "The Merger Agreement—Termination Fees" beginning on page 157.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the mergers may differ materially

        The unaudited pro forma condensed combined financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what ERI's actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the MTR identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of MTR as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the unaudited pro forma adjustments reflected in this document. For more information, see "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 168.

The opinion of MTR's financial advisor contains certain limitations and qualifications

        MTR's financial advisor delivered its opinion to the MTR board of directors to the effect that, as of September 8, 2013 and based upon and subject to various factors, assumptions, qualifications and limitations set forth in its written opinion, the stock consideration and cash consideration, taken in the aggregate, to be paid to the holders of MTR common stock (other than excluded shares), in the mergers was fair, from a financial point of view, to such holders of MTR common stock. MTR has not obtained an updated opinion from its financial advisor as of the date of this document. Changes in the operations and prospects of MTR or Eldorado, general market and economic conditions and other factors that may be beyond the control of MTR or Eldorado, and on which MTR's financial advisor's opinion was based, may significantly alter the value of MTR or Eldorado, the trading price of MTR common stock by the time the mergers are completed or the future price at which ERI's common stock trades. The opinion does not speak as of the time the mergers will be completed or as of any date other than September 8, 2013, the date of such opinion. The opinion does not address the fairness of the merger consideration from a financial point of view at the time a MTR stockholder votes or at the time the mergers are completed. MTR's board of directors' recommendation that MTR stockholders vote "FOR" adoption of the merger agreement, however, is made as of the date of this document. For a description of the opinion that MTR received from its financial advisor, please refer to "The Mergers—Opinion of Macquarie Capital" beginning on page 119.

The unaudited prospective financial information of Eldorado, Silver Legacy and MTR is based on various assumptions that may not prove to be correct

        The unaudited prospective financial information set forth in the forecasts included under "The Mergers—Certain Unaudited Projections Prepared by the Management of MTR and Eldorado" beginning on page 128 are based on assumptions of, and information available to, Eldorado and MTR, respectively, at the time they were prepared and provided to MTR's financial advisor. Neither MTR nor Eldorado know whether the assumptions they each made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond the control of either MTR or Eldorado. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in "Risk Factors" beginning on page 37, the events and/or circumstances described under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 80, the information provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado—Quantitative and Qualitative Disclosures About Market Risk" beginning on page 234, and under the heading "Part I, Item 3. Quantitative and Qualitative Disclosures about Market Risk" included in MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 will be important in determining Eldorado's, MTR's and/or ERI's future results. As a result of these contingencies, actual future results may vary materially from the estimates of MTR and Eldorado, respectively. In view of these uncertainties, the inclusion of certain unaudited prospective financial information from MTR and Eldorado in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

        The unaudited prospective financial information presented herein was prepared solely for internal use and not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made. Each of MTR and Eldorado reviews and updates its internal projections regularly and, since preparing projections included in this proxy statement/prospectus in July 2013, has revised its internal projections based on among other things, actual experience and business developments, none of which revisions are reflected in this proxy statement/prospectus. However, none of MTR, Eldorado or ERI undertakes any obligation to update the unaudited prospective financial information herein to reflect events or circumstances after the date such unaudited prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

        The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by each of MTR and Eldorado. Moreover, none of MTR's independent accountants, Ernst & Young LLP, Eldorado's independent accountants, Ernst & Young LLP, or any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information of either MTR or Eldorado contained herein, or have expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, Ernst & Young LLP assumes no responsibility for the unaudited prospective financial information of either MTR or Eldorado. The Ernst & Young LLP report incorporated by reference into this proxy statement/prospectus related to the MTR financial statements and related notes for the year ended December 31, 2012, which appears in MTR's Annual Report on Form 10-K under the heading "Part II, Item 8. Financial Statements and Supplementary Data," relates to the historical financial information of MTR. Additionally, the Ernst & Young LLP report included in this proxy statement/prospectus related to the Eldorado financial statements and related notes for the year ended December 31, 2012, which appear in this document under the heading "Index to Eldorado Financial Statements" on page F-1, relates to the historical financial information of Eldorado. Neither report extends to the unaudited prospective financial information and should be read to do so. See "The Mergers—Certain Unaudited Projections Prepared by the Management of MTR and Eldorado" beginning on page 128 for more information.

Purported stockholder class action/derivative complaints have been filed against MTR and the members of MTR's board; an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the mergers and result in substantial costs

        Since the announcement of the mergers, several putative class action and/or derivative lawsuits have been filed by purported stockholders of MTR challenging the mergers. The actions generally allege, among other things, that MTR's directors breached their fiduciary duties by approving the merger agreement and the mergers at an unfairly low price and by agreeing to certain provisions in the merger agreement that allegedly make it less likely that other bidders would make successful competing offers for MTR, and that the directors breached their fiduciary duties by providing stockholders with allegedly deficient disclosures about the proposed transaction. The derivative claims seek, among other things, an order requiring the relevant MTR directors to pay restitution and/or compensatory damages. The outcome of any such legal proceeding is inherently uncertain and the defense or settlement of any lawsuit or claim may have a material adverse effect on ERI's business, financial condition or results of operations. See "The Mergers—Litigation Proceedings Relating to the Mergers" beginning on page 143 for more information.

MTR and Eldorado will incur substantial transaction-related costs in connection with the mergers

        MTR and Eldorado have incurred, and expect to continue to incur, a number of non-recurring transaction-related costs associated with completing the mergers, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of MTR and Eldorado. These costs may be higher than expected and could have a material adverse effect on MTR's and Eldorado's financial conditions and operating results.

        MTR and Eldorado currently expect transaction related fees to be approximately $12.9 million. In addition, MTR will use up to $30.0 million of cash on hand to pay the cash consideration in the MTR merger (assuming a full cash election), with the balance being funded by Eldorado. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset these and other incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Unless MTR is successful in amending or replacing its existing credit agreement, the consummation of the merger will result in a default or event of default under the credit agreement existing which would give the lenders a right to accelerate payment of the loans thereunder

        Since consummation of the merger constitutes a "default" and an "event of default" under its credit agreement dated as of August 1, 2011, MTR has agreed to obtain, at its sole cost and expense, any necessary amendments, in form and substance reasonably satisfactory to MTR and Eldorado, which, if successful, would allow the completion of the mergers without giving the lenders a right to accelerate payment of the loans thereunder. There were no borrowings under this credit agreement at September 30, 2013.

        If amending this credit agreement is not successful, then MTR may need to secure alternative or additional funding for working capital or other requirements. We may not be able to obtain financing or sell assets, at all or on favorable terms, or we may be contractually prevented by the terms of our senior notes or our senior credit facilities from incurring additional indebtedness or selling assets. See "The Merger Agreement—Covenants of MTR and Eldorado—Credit Facility Amendments" beginning on page 166.

Risks Related to the Combined Company's Capital Structure and Equity Ownership

ERI will have significant indebtedness

        As a result of the existing credit facilities and outstanding secured notes of MTR, Eldorado and Silver Legacy and the payment of up to $35.0 million in cash consideration to MTR stockholders in the MTR merger, ERI will have a significant amount of indebtedness following the mergers. The credit facility and notes of MTR are secured by substantially all assets of MTR. The credit facility and notes of Eldorado are secured by substantially all assets of Eldorado. The credit facility and notes of Silver Legacy are secured by substantially all assets of Silver Legacy. The pro forma indebtedness of the combined company as of September 30, 2013 is $799.9 million.

        This indebtedness may have important negative consequences for ERI, including:

  •
  limiting its ability to satisfy its obligations;

  •
  increasing its vulnerability to general adverse economic and industry conditions;

  •
  limiting its flexibility in planning for, or reacting to, changes in its businesses and the markets in which it operates;

  •
  placing it at a competitive disadvantage compared to its competitors that have less debt;

  •
  increasing its vulnerability to, and limiting its ability to react to, changing market conditions, changes in its industry and economic downturns;

  •
  limiting its ability to obtain additional financing to fund its working capital requirements, capital expenditures, debt service, general corporate or other obligations;

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  subjecting it to a number of restrictive covenants that, among other things, limit its ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds, and make capital expenditures and other investments;

  •
  limiting its ability to use operating cash flow in other areas of its business because it must dedicate a significant portion of these funds to make principal and/or interest payments on its outstanding debt;

  •
  exposing it to interest rate risk due to the variable interest rate on borrowings under its credit facility;

  •
  causing its failure to comply with the financial and restrictive covenants contained in its current or future indebtedness, which could cause a default under that indebtedness and which, if not cured or waived, could have a material adverse effect on ERI; and

  •
  affecting its ability to renew gaming and other licenses necessary to conduct its business.

        ERI's ability to make payments of the principal and interest on and refinance its indebtedness will depend on its future performance, its ability to generate cash flow and market conditions, each of which is subject to economic, financial, competitive and other factors beyond its control. ERI's business may be unable to continue to generate cash flow from operations sufficient to service its debt and make necessary capital expenditures. If ERI is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, undertaking additional borrowings or issuing additional debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The failure to comply with the terms of its indebtedness could result in an event of default which, if not cured or waived, could have a material negative effect on ERI. ERI's ability to refinance all or a portion of its indebtedness will depend on the capital markets, the credit markets and its financial condition at such time. ERI may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in increased financing costs or a default on its debt obligations.

Eldorado's, MTR's and Silver Legacy's indentures contain, and their future debt agreements may contain, covenants that could significantly restrict our operations

        The agreements governing the indebtedness of Eldorado, MTR and Silver Legacy contain, and any of our future debt agreements might contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions might affect our ability to operate our business, might limit our ability to take advantage of potential business opportunities as they arise and might adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities. These covenants will place restrictions on our ability and the ability of our operating subsidiaries to, among other things:

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  incur additional debt;

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  create liens or other encumbrances;

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  pay dividends or make other restricted payments;

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  agree to payment restrictions affecting our restricted subsidiaries;

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  prepay subordinated indebtedness;

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  make investments, loans or other guarantees;

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  sell or otherwise dispose of a portion of our assets; or

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  make acquisitions or merge or consolidate with another entity.

        Eldorado's, MTR's and Silver Legacy's credit facilities also include certain financial and other covenants, including maintaining certain total leverage and earnings to fixed charge ratios as well as restrictions on capital expenditures. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. We cannot assure you that Eldorado, MTR, or Silver Legacy will be able to comply with these covenants. If they fail to comply with a financial covenant or other restriction contained in the agreements governing their indebtedness, an event of default could occur. An event of default could result in acceleration of some or all of the applicable indebtedness and the inability to borrow additional funds. We do not have, and are not certain we would be able to obtain, sufficient funds to repay any such indebtedness if it is accelerated.

Servicing debt and funding other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control

        Our ability to make payments on and refinance our indebtedness and the indebtedness of Eldorado, MTR and Silver Legacy and to fund our and their operations and capital expenditures depends upon our ability to generate cash flow and secure financing in the future. Our ability to generate future cash flow depends, among other things, upon:

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  our future operating performance;

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  the demand for services Eldorado, MTR and Silver Legacy provide;

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  general economic conditions;

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  competition; and

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  legislative and regulatory factors affecting our operations and business.

        Some of these factors are beyond our control. We cannot assure you that Eldorado's, MTR's, or Silver Legacy's businesses will generate cash flow from operations or that future debt or equity financings will be available to us to enable us to pay their indebtedness or to fund other needs. As a result, any of them may need to refinance all or a portion of their indebtedness on or before maturity. We cannot assure that we will be able to refinance any of their indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance their indebtedness on favorable terms could have a material adverse effect on our financial condition.

The operating agreement of Silver Legacy contains a buy-sell provision which, if exercised by either partner, could adversely affect us

        The operating agreement for the entity that owns the Silver Legacy Casino contains a buy-sell provision pursuant to which either ELLC, which is Eldorado's subsidiary that owns a 50% interest in Silver Legacy, or the wholly owned subsidiary of MGM Resorts International that owns its 50% interest in Silver Legacy may sell its membership interest or purchase the interest of the other member, in either case, at the price proposed by the offering member. If either member should make such an offer, the operating agreement requires the other member to either sell its membership interest or purchase the membership interest of the offering member, in either case, at the price proposed by the offering member. An election by either member to exercise its buy-sell right, which would result in the buyout of one of the members, could adversely impact its operations, depending, among other things, on its ability to respond to an offer from the other member and the price at which any offer is made. MGM Resorts International has significantly greater resources than we have. If an offer by either member results in the purchase of its interest in Silver Legacy, the sale of the interest could adversely affect, or result in the termination of, any existing arrangements or agreements Eldorado may have with Silver Legacy or the other member, or otherwise adversely impact us.

The market price of ERI's common stock could fluctuate significantly

        The U.S. securities markets in general have experienced significant price fluctuations in recent years. The market price of ERI's common stock may be volatile and subject to wide fluctuations. In addition, the trading volume of ERI's common stock may fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in, or have a material adverse effect on, the stock price or trading volume of ERI's common stock include:

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  general market and economic conditions, including market conditions in the hotel and casino industries;

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  actual or expected variations in quarterly operating results;

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  differences between actual operating results and those expected by investors and analysts;

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  changes in recommendations by securities analysts;

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  operations and stock performance of competitors;

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  accounting charges, including charges relating to the impairment of goodwill;

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  significant acquisitions or strategic alliances by ERI or by competitors;

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  sales of ERI's common stock, including sales by MTR's, Eldorado's or ERI's directors and officers or significant investors;

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  recruitment or departure of key personnel; and

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  changes in reserves for professional liability claims.

        We cannot assure you that the stock price of ERI common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to ERI's performance. If the market price of ERI common stock fluctuates significantly, ERI may become the subject of securities class action litigation which may result in substantial costs and a diversion of management's attention and resources.

ERI has not yet determined its dividend policy and may not pay dividends

        ERI has not yet determined its dividend policy, but it does not currently expect to pay dividends on its common stock. Any determination to pay dividends in the future will be at the discretion of the ERI board of directors and will depend upon among other factors, ERI's earnings, cash requirements, financial condition, requirements to comply with the covenants under its debt instruments, legal considerations, and other factors that the ERI board of directors deems relevant. If ERI does not pay dividends, then the return on an investment in its common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that ERI's common stock will appreciate in value or maintain its value.

ERI is a holding company and will depend on its subsidiaries for dividends, distributions and other payments

        At the completion of the mergers, ERI will be structured as a holding company, a legal entity separate and distinct from its subsidiaries. ERI's only significant asset is the capital stock or other equity interests of its operating subsidiaries. As a holding company, ERI will conduct all of its business through its subsidiaries. Consequently, ERI's principal source of cash flow, including cash flow to pay dividends, will be dividends and distributions from its subsidiaries. If ERI's subsidiaries are unable to make dividend payments or distributions to it and sufficient cash or liquidity is not otherwise available, ERI may not be able to pay dividends. The current indebtedness of Eldorado and MTR restricts, and any future indebtedness of theirs will likely restrict, the ability of Eldorado and MTR to make dividends or distributions to ERI. In addition, ERI's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors.

The volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economies may negatively impact our access to financing

        During recent years, a confluence of many factors has contributed to diminished expectations for the U.S. economy and increased market volatility for publicly traded securities, including the common shares and notes issued by publicly owned companies. These factors include the availability and cost of credit, declining business and consumer confidence and increased unemployment. These conditions have combined to create an unprecedented level of market volatility, which could negatively impact our ability to access capital and financing (including financing necessary to refinance our existing indebtedness), on terms and at prices acceptable to us, that we would otherwise need in connection with the operation of our businesses.

ERI's failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in its financial statements and have a material adverse effect on ERI's business and stock price; Eldorado has identified a material weakness in its internal controls over financial reporting

        MTR is currently subject to the standards contemplated by the Sarbanes-Oxley Act. Eldorado, however, is currently a privately held company and has not previously been subject to the requirements of Section 404 or 302 of the Sarbanes-Oxley Act. Commencing with the quarter in which the mergers are consummated, ERI will be required to meet these standards in the course of preparing its financial statements, including the results with respect to both MTR and Eldorado. Additionally, ERI's independent registered public accounting firm will be required to attest to the effectiveness of ERI's internal control over financial reporting on an annual basis. The rules governing the standards that must be met for ERI's management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Following the mergers it is possible that ERI's internal control over financial reporting will not meet all of the requirements of the Sarbanes-Oxley Act.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. Eldorado is currently in the process of reviewing, documenting and testing its internal control over financial reporting, but it is not currently in compliance with, and we cannot be certain when it (or we) will be able to implement the requirements of, Section 404(a). For instance, in December 2013, Eldorado determined that an error in its financial statements occurred related to the recognition of their share of the net earnings (losses) of Silver Legacy under the equity method of accounting. Eldorado restated its consolidated financial statements as of and for the year ended December 31, 2012 and as of and for the nine months ended September 30, 2013 to correct this error. This error was the result of Eldorado's failure to design proper controls to identify, evaluate and properly account for the equity in earnings (losses) of unconsolidated affiliates, and the lack of proper controls resulted in a material weakness in internal control over financial reporting as defined in Public Company Accounting Oversight Board Auditing Standard No. 5.

        We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any necessary improvements and receiving an unqualified opinion on the effectiveness of the internal controls over financial reporting in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our common stock could decline.

        These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion or if we cannot successfully integrate the two companies' financial reporting processes with adequate internal controls over financial reporting, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired and/or our independent registered public accounting firm may be unable to issue an unqualified attestation report on the effectiveness of our internal control over financial reporting. This could lead to a negative reaction in the financial markets due to a loss in investor confidence, and, in turn, the market price of our common stock could be materially adversely affected. It could also have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency, and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness or significant deficiency in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Risk Factors Relating to the Combined Company Following the Mergers

        A number of industry-related risks may adversely affect the business, financial condition and operating results of ERI. The risks described below are all material risks currently known to be facing ERI. Additional risks and uncertainties not currently known to us also may adversely affect its business, financial condition and/or operating results in a material manner. In addition, ERI may also be affected by general risks not directly related to its business, including, but not limited to, acts of war, terrorism and natural disasters.

Adverse changes in the U.S. economy may negatively impact our revenues and our ability to access financing

        Consumer demand for casino hotel properties, such as those of MTR and Eldorado, is particularly sensitive to downturns in the economy and the associated impact on discretionary spending on leisure activities. Any adverse change in general economic conditions, such as the recent economic downturn, can adversely affect consumer spending, which can have a negative impact on the ability of MTR and Eldorado to generate revenues from their operations. Increases in gasoline prices, including increases prompted by global political and economic instabilities, can adversely affect their operations because most of their patrons travel to their properties by car or on airlines that may pass on increases in fuel costs to passengers in the form of higher ticket prices. The recent global, national and regional economic downturn, including the housing crisis, credit crisis, lower consumer confidence, and other related factors which impact discretionary consumer spending and other economic activities that have direct effects on MTR's and Eldorado's business, have resulted in a decline in the tourism industry that has adversely impacted their operations. We cannot be sure how long these factors will continue to impact their operations in the future or the extent of the impact.

We will be subject to extensive state and local regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business

Gaming Regulation

        The ownership and operation of casino gaming and horseracing facilities, such as those of Eldorado and MTR, are subject to extensive federal, state, and local regulation, and regulatory authorities at the federal, state, and local levels have broad powers with respect to the licensing of gaming businesses and may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines, and take other actions, each of which poses a significant risk to our business, financial condition, and results of operations. Eldorado and MTR currently hold all state and local licenses and related approvals necessary to conduct their respective present gaming operations, but we must periodically apply to renew many of our licenses and registrations. We cannot assure you that we will be able to obtain such renewals. Any failure to maintain or renew Eldorado's and MTR's existing licenses, registrations, permits or approvals would have a material adverse effect on us. Furthermore, if additional gaming laws or regulations are adopted, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.

        Any of the Nevada Gaming Commission, the Louisiana Gaming Control Board, the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission, the West Virginia Racing Commission, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, and the Ohio State Racing Commission (which we refer to collectively as the Gaming Authorities) may, in their discretion, require the holder of any securities issued by us to file applications, be investigated, and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of their respective states. Further, the costs of any investigation conducted by any of the Gaming Authorities under these circumstances must be paid by the applicant, and refusal or failure to pay these charges may constitute grounds for a finding that the applicant is unsuitable to own the securities. If any of the Gaming Authorities determines that a person is unsuitable to own our securities, then, under the applicable gaming or horse racing laws and regulations, we can be sanctioned, including the loss of their approvals, if, without the prior approval of the applicable Gaming Authority, we conduct certain business with the unsuitable person.

        ERI's officers, directors, and key employees will also be subject to a variety of regulatory requirements and various licensing and related approval procedures in the various jurisdictions in which ERI's subsidiaries operate gaming facilities. If any of the applicable Gaming Authorities were to find an officer, director or key employee of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the Gaming Authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could materially adversely affect our gaming operations.

        Applicable gaming laws and regulations restrict our ability to issue securities, incur debt and undertake other financing activities. Such transactions would generally require approval of applicable Gaming Authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which ERI operates gaming facilities. If state regulatory authorities were to find any person unsuitable with regard to his, her or its relationship to ERI or any of its subsidiaries, ERI and its subsidiaries would be required to sever its and their relationships with that person, which could materially adversely affect our business.

        In addition, gaming companies are generally subject to significant revenue based taxes and fees in addition to normal federal, state, and local income taxes, and such taxes and fees are subject to increase at any time. Eldorado and MTR pay substantial taxes and fees with respect to their operations. From time to time, federal, state, and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operations. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes and/or property taxes, and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our future financial results.

        For more information, see "Governmental Gaming Regulations" beginning on page 58.

Riverboat Regulation

        Eldorado currently conducts the gaming operations of Eldorado Shreveport on a riverboat. The riverboat must comply with extensive state regulations, including the Louisiana Gaming Control Act, which we refer to as the Louisiana Act. Pursuant to the Louisiana Act and the regulations promulgated thereunder, each applicant which desired to operate a riverboat casino in Louisiana was required to file a number of separate applications for a Certificate of Preliminary Approval, all necessary gaming licenses, and a Certificate of Final Approval. No final Certificate can be issued without all necessary and proper certificates from all regulatory agencies, including the U.S. Coast Guard, the U.S. Army Corps of Engineers, local port authorities and local levee authorities. Eldorado Shreveport received its license and related approvals in July 2005 and the license was renewed in 2009. This license is subject to periodic renewal and is subject to certain general operational conditions. The next renewal period will be in 2014. There can be no assurance that we will continue to successfully renew our license, and the loss of a dockside casino or riverboat casino from service for any period of time could adversely affect our business, financial condition and results of operations. See "Business—Regulation and Licensing—Louisiana Regulation and Licensing."

Other Regulation

        State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and maintain various other licenses, and require that we have other registrations, permits and approvals, to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities. Although these regulations do not specifically restrict gaming operations, as a practical matter, a failure to maintain any of such licenses, registrations, permits and approvals would make our gaming facilities less attractive to gaming patrons and could result in substantially reduced revenues.

We depend on agreements with our horsemen and pari-mutuel clerks to operate our business.

        The Federal Interstate Horse Racing Act and the state racing laws in West Virginia, Ohio and Pennsylvania require that, in order to simulcast races, we have written agreements with the horse owners and trainers at those racetracks. In addition, in order to operate slot machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the slot machines (a "proceeds agreement") with a representative of a majority of the horse owners and trainers and with a representative of a majority of the pari-mutuel clerks. In Pennsylvania and Ohio, we must have an agreement with the representative of the horse owners. We have the requisite agreements in place with the horsemen at Mountaineer until December 31, 2015. With respect to the Mountaineer pari-mutuel clerks, we have a labor agreement in force until November 30, 2014, and a proceeds agreement until April 14, 2014. We are required to have a proceeds agreement in effect on July 1 of each year with the horsemen and the pari-mutuel clerks as a condition to renewal of our video lottery license for such year. If the requisite proceeds agreement is not in place as of July 1 of a particular year, Mountaineer's application for renewal of its video lottery license could be denied, in which case Mountaineer would not be permitted to operate either its slot machines or table games. Scioto Downs has the requisite agreement in place with the Ohio Harness Horsemen's Association Inc. until December 31, 2023, with automatic two-year renewals unless either party requests re-negotiation pursuant to its terms. Presque Isle Downs has the requisite agreement in place with the Pennsylvania Horsemen's Benevolent and Protective Association until March 13, 2015, with automatic two-year renewals unless either party provides written notice of termination at least ninety (90) days prior to the scheduled renewal date. The agreement between Mountaineer and the pari-mutuel clerks' union described above may be terminated upon written notice by either party.

        If we fail to maintain operative agreements with the horsemen at any of our racetracks, we will not be permitted to conduct live racing and export and import simulcasting at the applicable racetrack. In addition, if we fail to maintain operative agreements with the horsemen at Mountaineer (including if we do not have in place the legally required proceeds agreement with the Mountaineer pari-mutuel clerks union), we will not be permitted to operate any slot machines or table games at Mountaineer. In addition, if we fail to maintain operative agreements with the horsemen at Presque Isle Downs, we will not be permitted to operate any slot machines or table games at Presque Isle Downs. Also, if we fail to maintain operative agreements with the horsemen at Scioto Downs, we will not be permitted to operate any video lottery terminals or other forms of electronic gaming, such as video lottery poker, at Scioto Downs. Furthermore, our simulcasting agreements are subject to the horsemen's approval. If we fail to renew or modify existing agreements on satisfactory terms, this failure could have a material adverse effect on our business, financial condition and results of operations.

We will face substantial competition in the hotel and casino industry

        The hotel and casino industry is very competitive, and many of our competitors have significantly greater resources than we do. Eldorado and MTR compete for customers primarily on the basis of location, range and pricing of amenities and overall atmosphere.

        Eldorado Reno and Silver Legacy Casino primarily compete with the other casinos and hotels in the Reno, Nevada area (including, to some degree, each other). They also compete with casinos and hotels located in the Las Vegas, Nevada region and the Lake Tahoe region as well as Native American gaming properties in California and the northwestern United States. We expect competition with Native American gaming facilities in Northern California to intensify. In particular, the Federated Indians of Graton Rancheria have announced that they will open a new $825 million gaming facility in Sonoma County, California in November 2013.

        Eldorado Shreveport primarily competes with other casinos and hotels in the Shreveport/Bossier City regions. This gaming market is intensely competitive, and the market has not grown appreciably since Eldorado Shreveport opened in December 2000. Eldorado Shreveport also competes with the casinos and hotels located in the Lake Charles, Louisiana area and (because Eldorado Shreveport draws a significant number of its customers from the Dallas/Fort Worth area) with Native American gaming facilities located in Oklahoma. Competing gaming operations have expanded recently in the Shreveport/Bossier City, Louisiana and Lake Charles, Louisiana regions. In June 2013, Margaritaville Resort Casino opened its new $197 million casino and hotel resort in Bossier, Louisiana, and Landry's is currently constructing a major new hotel-casino in Lake Charles, Louisiana.

        Mountaineer and Presque Isle Downs compete with hotels, casinos and racetracks in West Virginia, Pennsylvania and Ohio and, to a lesser extent, other surrounding states such as New York. Gaming operations in Ohio have recently commenced or are expected to commence in the near future and represent additional competition for Presque Isle Downs and Mountaineer. The Horseshoe Casino Cleveland, located in Cleveland, Ohio, opened in May 2012. ThistleDown Racino, a racetrack located in Cleveland, Ohio, commenced operations in April 2013. Northfield Park, a racetrack also located in Cleveland, Ohio, is expected to commence gaming operations in December 2013 as Hard Rock Rocksino Northfield Park. These new properties are all within 115 miles of Mountaineer Park and Presque Isle Downs. Additionally, Penn National Gaming also contemplates relocating its racetrack in Columbus, Ohio to Austintown, Ohio. This facility, which is under construction and expected to open in the second-half of 2014, is approximately 40 miles northwest of Mountaineer and 100 miles southwest of Presque Isle Downs. In Pennsylvania, the Pennsylvania State Horse Racing Commission has granted a license to build Valley View Downs racetrack in Lawrence County, Pennsylvania, approximately 45 miles north of Mountaineer and 90 miles south of Presque Isle Downs. The new ownership of Valley View Downs has applied for a casino license from the Pennsylvania Gaming Control Board. In addition, Mountaineer also competes with smaller gaming operations consisting of limited video lottery machines conducted in local bars and fraternal organizations. Scioto Downs competes with other casinos in Ohio, primarily the Hollywood Casino Columbus, as well as smaller gaming operations in Ohio commonly referred to as Internet/sweepstakes cafes. These unregulated establishments offer services including internet time and computer access, in addition to offering games such as poker and games that operate like slot machines. However, as a result of recent legislation, these Internet/sweepstakes cafes will be forced to close or significantly limit operations. Mountaineer, Presque Isle Downs and Scioto Downs also compete for wagering dollars with off-track wagering facilities in Ohio and Pennsylvania, with racetracks across the country to have their export signal carried by off-track wagering facilities and other guest sites, and for participation by quality racehorses.

        Competing hotel, casino and racetrack businesses may expand in the future, and any such expansions might adversely affect our financial condition or results of operations.

        To some extent, all of our gaming properties will compete with hotel-casinos in other parts of the United States and with dockside gaming facilities, riverboat casinos, state-sponsored lotteries, on-and-off track pari-mutuel wagering, card clubs, riverboat casinos and other forms of legalized gaming. In addition, various forms of internet gaming have been approved in Nevada and New Jersey and legislation permitting internet gaming has been proposed by the federal government and other states. The expansion of internet gaming in Nevada, New Jersey and other jurisdictions could result in significant additional competition. Furthermore, several states are currently considering legalizing casino gaming in designated areas and Native American tribes may develop or expand gaming properties in markets located more closely to our customer base, including Northern California. Legalized casino gaming in such states and on Native American land will result in strong competition that could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations.

Because portions of the land on which our facilities are situated are leased, the termination of such leases could adversely affect our business

        Eldorado owns the parcel on which Eldorado Reno is located, except for approximately 30,000 square feet which is leased from C. S. & Y. Associates, a general partnership of which Donald Carano, father of Gary L. Carano, is a general partner (the "CSY Lease"). The CSY Lease expires on June 30, 2027. If Eldorado defaults on a payment under the CSY Lease or if certain other specified events were to occur, C. S. & Y. Associates has the right to terminate the lease and take possession of the property located on the premises. If C. S. & Y. Associates were to exercise these rights, this could adversely affect Eldorado's business.

        A subsidiary of Eldorado is party to a ground lease with the City of Shreveport for the land on which the casino was built (the "Shreveport Lease"). The Shreveport Lease has a term ending December 20, 2015 with subsequent renewals for up to an additional 35 years. If Eldorado defaults on a payment under the Shreveport Lease or if certain other specified events were to occur, the City of Shreveport could terminate the lease. If the City of Shreveport were to exercise this right, this could adversely affect Eldorado's business.

Because Eldorado and MTR own real property, we will be subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities

        Eldorado and MTR are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include United States Environmental Protection Agency regulations. In addition, MTR's horseracing facilities are subject to state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.

        Eldorado and MTR are also subject to laws and regulations that create liability and cleanup responsibility for releases of regulated materials into the environment. Certain of these laws and regulations impose strict, and under certain circumstances joint and several, liability on a current or previous owner or operator of property for the costs of remediating regulated materials on or emanating from its property. The costs of investigation, remediation or removal of those substances may be substantial. The presence of, or failure to remediate properly, such materials may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, as an owner or operator of our real property, we could be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from third party sites when the owner sent wastes for disposal or treatment. These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants and the liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. In addition, environmental requirements address the impacts of development on wetlands.

        Groundwater in the vicinity of the Eldorado Reno property is also contaminated by a chlorinated solvent known as perchloroethylene or "PCE." This contaminant is widespread in the Reno/Sparks area. Eldorado Reno currently pays assessments of approximately $7,500 annually and Silver Legacy is required to pay assessments averaging approximately $20,000 annually in contribution to a Washoe County special assessment district which is undertaking community wide remediation of groundwater solvent contamination.

        The possibility exists that additional contamination, as yet unknown, may exist on Eldorado's and MTR's properties. Although we believe that any remaining contamination arose from activities of prior owners or occupants, or from offsite sources and not as a result of any of our actions or operations, we cannot make any assurances that we will not incur expenditures for environmental investigations or remediation in the future.

We rely on our key personnel

        Our future success will depend upon, among other things, our ability to keep our senior executives and highly qualified employees. We compete with other potential employers for employees, and we may not succeed in hiring or retaining the executives and other employees that we need. We might not enter into employment contracts with all of our senior executives, and we might not obtain key man insurance policies for any or all of our executives. A sudden loss of or inability to replace key employees could have a material adverse effect on our business, financial condition and results of operation.

We may face difficulties in attracting and retaining qualified employees for our casinos and race tracks

        The operation of our business requires qualified executives, managers and skilled employees with gaming and horse racing industry experience and qualifications who are able to obtain the requisite licenses and approval from the applicable Gaming Authorities. While not currently the case, there has from time to time been a shortage of skilled labor in the regions of Eldorado's and MTR's casinos and race tracks. In addition to limitations that may otherwise exist in the supply of skilled labor, the continued expansion of gaming near Eldorado's and MTR's casinos and race tracks, including the expansion of Native American gaming, may make it more difficult for us to attract qualified individuals. While we believe that we will continue to be able to attract and retain qualified employees, shortages of skilled labor will make it increasingly difficult and expensive to attract and retain the services of a satisfactory number of qualified employees, and we may incur higher costs than expected as a result.

We are subject to risks relating to mechanical failure

        All of our facilities will generally be subject to the risk that operations could be halted for a temporary or extended period of time, as the result of casualty, forces of nature, mechanical failure, or extended or extraordinary maintenance, among other causes. In addition, our gaming operations could be damaged or halted due to extreme weather conditions. These risks are particularly pronounced at Eldorado Shreveport's riverboat and dockside facilities because of their location on and adjacent to water.

We are or may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our business and financial condition

        From time to time, Eldorado and MTR are named in lawsuits or other legal proceedings relating to their respective businesses. In particular, the nature of their business subjects them and us to the risk of lawsuits filed by customers, past and present employees, competitors, business partners and others in the ordinary course of business. As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and Eldorado, MTR or we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could significantly impact our business, financial condition and results of operations.

Operations of Eldorado and MTR have historically been subject to seasonal variations and quarterly fluctuations in operating results, and we can expect to experience such variations and fluctuation in the future

        Historically, the operations of Eldorado's and MTR's gaming facilities have typically been subject to seasonal variations.

        Eldorado Reno's strongest operating results have generally occurred in the second and third quarters and the weakest results have generally occurred during the period from November through February when weather conditions adversely affected operating results. In the Reno market, excessive snowfall during the winter months can make travel to the Reno area more difficult. This often results in significant declines in traffic on major highways, particularly on routes to and from Northern California, and causes a decline in customer volume. Furthermore, management believes that approximately two-thirds of visitors to the Reno market arrive by some form of ground transportation. Therefore, even normal winter weather may cause revenues and cash flows for our Reno operations to be adversely affected.

        In addition, winter conditions can frequently adversely affect transportation routes to Mountaineer, Presque Isle Downs and Scioto Downs and cause cancellations of live horse racing. As a result, unfavorable seasonal conditions could have a material adverse effect on our operations.

        In general, it is unlikely that we will be able to obtain business interruption coverage for casualties resulting from severe weather, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.

Because we will be heavily dependent upon hotel/casino and related operations that are conducted in certain limited regions, we will be subject to greater risks than a company that is geographically or otherwise more diversified

        Eldorado is heavily dependent upon hotel/casino and related operations that are conducted in Reno, Nevada and Shreveport, Louisiana for all of its cash flow, and MTR is heavily dependent upon hotel/casino and related operations that are conducted in Chester, West Virginia, Erie, Pennsylvania and Columbus, Ohio. After the completion of the mergers, we will be significantly more geographically diverse than either Eldorado or MTR would be alone, but we will still be subject to a greater degree of risk than a gaming company that has greater geographical diversity. The risks to which we have a greater degree of exposure include the following:

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  local economic and competitive conditions;

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  inaccessibility due to weather conditions, road construction or closure of primary access routes;

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  changes in local and state governmental laws and regulations, including gaming laws and regulations;

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  natural and other disasters, including earthquakes and flooding;

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  a decline in the number of residents in or near, or visitors to, our operations; and

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  a decrease in gaming activities at any of our facilities.

        Any of the factors outlined above could adversely affect our ability to generate sufficient cash flow to make payments on our outstanding indebtedness.

Significant negative industry or economic trends, reduced estimates of future cash flows, disruptions to our business, slower growth rates or lack of growth in our business may cause us to incur impairments to indefinite lived intangible assets or long-lived assets

        Eldorado and MTR test (and we expect to test) indefinite lived intangible assets for impairment annually or if a triggering event occurs. We will also be required to consider whether the fair values of any of our investments accounted for under the equity method have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of the terminal year capitalization rate. If any such declines are considered to be other than temporary, we will be required to record a write-down to estimated fair value. In 2011, Eldorado's impairment test in Silver Legacy resulted in the recognition of a non-cash impairment charge of $33.1 million resulting in the elimination of the Company's remaining investment in Silver Legacy.

An earthquake, flood or other natural disasters could adversely affect our business

        The Reno area has been, and may in the future be, subject to earthquakes and other natural disasters. Depending on the magnitude and location of such an event, Eldorado Reno and/or the Silver Legacy Casino could be severely damaged, which could adversely affect Eldorado's business and operations. Eldorado currently maintains earthquake and flood insurance for Eldorado Reno and the Silver Legacy Casino and for the potential resulting business interruption. However, there is no assurance that this coverage will be sufficient if there is a major earthquake. In addition, upon the expiration of our current policies which expire in August 2014 (subject to annual renewal), we cannot assure that adequate coverage will be available at economically justifiable rates, if at all.

        Eldorado Shreveport is located in a designated flood zone and is subject to risks in addition to those risks associated with land-based casinos, including loss of service due to flood, hurricane or other severe weather conditions. Eldorado currently maintains flood insurance for Eldorado Shreveport and for the potential business interruption resulting. However, there is no assurance that this coverage will be sufficient if there is a major flood. Although Eldorado has flood insurance at its properties, reduced patronage and the loss of any casino from service, the inability to use a dockside facility or riverboat for any period of time due to flood, hurricane or other severe weather could adversely affect Eldorado's business, financial condition and results of operations.

Security concerns, terrorist attacks and other geopolitical events could have a material adverse effect on our future operations

        Security concerns, terrorist attacks and other geopolitical events can have a material adverse effect on leisure and business travel, discretionary spending and other areas of economic behavior that directly impact the gaming and entertainment industries in general and our business in particular. We cannot predict the extent to which any future security alerts, terrorist attacks or other geopolitical events might impact our business, results of operations or financial condition.

GOVERNMENTAL GAMING REGULATIONS

        MTR and Eldorado have cooperated together to cause ERI to file all necessary applications with the various Gaming Authorities for all approvals required to permit the combination of the gaming businesses of the two constituent companies pursuant to the provisions of the merger agreement. Each of the Gaming Authorities has its own requirements that must be satisfied before the transactions contemplated by the merger agreement can be consummated. All required applications by the various parties have been filed with the Gaming Authorities and are presently pending processing according to the procedures followed by each respective Gaming Authority. Each of the Gaming Authorities has been provided with extensive information about the proposed transactions, and with copies of the merger agreement. All persons believed to be required to submit personal applications in connection with the proposed transactions have filed applications with the respective jurisdictions, as necessary. MTR and Eldorado are both obligated pursuant to the terms of the merger agreement to use their best efforts to obtain all required regulatory approvals and consents. For additional information regarding the approval of the Gaming Authorities, see "The Mergers—Regulatory Matters" beginning on page 142.

        Assuming that all required approvals and consents are obtained and the gaming businesses of the two constituent companies are combined as provided by the merger agreement, ERI will be subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdictions where its facilities are located or docked. If additional gaming regulations are adopted in a jurisdiction in which ERI or any of its subsidiaries operate, such regulations could impose restrictions or costs that could have a significant adverse effect on ERI. From time to time, various proposals have been introduced in the legislatures of some of the jurisdictions in which ERI's subsidiaries will have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and ERI. We do not know whether such legislation will be enacted. The federal government has also previously considered a federal tax on casino revenues and the elimination of betting on amateur sporting events and may consider such a tax or eliminations on betting in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect ERI.

        Some jurisdictions, including Louisiana, Nevada, Ohio, Pennsylvania and West Virginia, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports respecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

        Under provisions of gaming laws in jurisdictions in which we have operations, and under ERI's organizational documents, ERI's securities will be subject to restrictions on ownership which may be imposed by various governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses, or is unable, to dispose of the securities, ERI may be required to repurchase the securities.

Nevada

        The ownership and operation of casino gaming facilities in Nevada is subject to various local codes and ordinances and to the provisions of the Nevada Gaming Control Act and the regulations promulgated by the Nevada Gaming Commission. ERI's gaming operations will be subject to the licensing and regulatory control of the Nevada Gaming Commission, which we refer to as the Nevada Commission, the Nevada State Gaming Control Board, which we refer to as the Nevada Board, and the City of Reno which, with the Nevada Commission and the Nevada Board, are collectively referred to as the Nevada Gaming Authorities.

        The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

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  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

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  the establishment and maintenance of responsible accounting practices and procedures;

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  the maintenance of effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

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  providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

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  the prevention of cheating and fraudulent practices;

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  the maintenance of a Gaming Compliance and Reporting Plan, including the establishment of a Gaming Compliance Committee and the retention of a Corporate Compliance Officer; and

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  the provision of a source of state and local revenues through taxation and licensing fees.

        Changes in such laws, regulations and procedures could have an adverse effect on ERI's gaming operations and its related businesses, financial condition, and results of operations.

        Business organizations that operate casinos in Nevada are required to be licensed by the Nevada Gaming Authorities. A gaming license requires the periodic payment of fees and taxes and is not transferable. ERI will be required to be registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") that is authorized to own all of the membership interests of Eldorado HoldCo, the owner of the Nevada gaming subsidiaries. As a Registered Corporation, ERI will be required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. Eldorado HoldCo is currently approved and registered as a private holding company authorized to own and control all of the membership interests of Eldorado Resorts, the licensed operator of the Eldorado Hotel & Casino in Reno and the holding company for ELLC, the owner of 50% of the membership interests of Circus and Eldorado Joint Venture LLC, the operator of the Silver Legacy Casino Hotel in Reno, Nevada. Eldorado Resorts currently owns 96.1858% of ELLC. Through various subsidiaries, Eldorado Resorts also owns and operates Eldorado Casino Shreveport General Partnership, the operator of the Eldorado Casino Shreveport in Shreveport, Louisiana.

        No person may become a more than 5% stockholder or holder of more than a 5% interest in, or receive any percentage of profits from, Eldorado HoldCo or its subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. We refer to all of the foregoing Nevada entities collectively as the Nevada Licensed Subsidiaries. Provided that ERI receives all of the necessary approvals to acquire the membership interests of Eldorado HoldCo and registration by the Nevada Commission as a Registered Corporation, ERI and all of its Nevada Licensed Subsidiaries will have obtained from the Nevada Gaming Authorities all of the various registrations, approvals, permits and licenses required in order to continue gaming activities in Nevada.

        The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, ERI and its Nevada Licensed Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Certain officers, directors, and certain key employees of ERI and its subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities within 30 days as prescribed by law and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with ERI or any of its subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require ERI or any of its subsidiaries to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

        ERI and its Nevada Licensed Subsidiaries will be required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Nevada Licensed Subsidiaries must be reported to, and/or approved by, the Nevada Commission.

        If it were determined that the Nevada Gaming Control Act was violated by any of the Nevada Licensed Subsidiaries, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, ERI and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act or the regulations adopted thereunder at the discretion of the Nevada Commission. Further, a supervisor could be nominated by the Nevada Commission for court appointment to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Supervisors appointed under such provisions of law have powers similar to those of court appointed receivers. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect ERI's gaming operations and its related businesses, financial condition and results of operations.

        Any beneficial holder of ERI's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability reviewed as a beneficial holder of ERI's voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation. Refusal to comply with such requirements can result in the person being found unsuitable to be involved with any licensed Nevada gaming operation including all businesses affiliated therewith.

        The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a Registered Corporation to report the acquisition to the Nevada Commission. The Nevada Gaming Control Act requires that beneficial owners of more than 10% of the voting securities of a Registered Corporation to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 25%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained such a waiver may, in certain circumstances, hold up to 29% of a Registered Corporation's voting securities and maintain its waiver for a limited period of time. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Registered Corporation's board of directors, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations, or of any of its Nevada Licensed Subsidiaries' charters, bylaws, operating agreements operations, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes include only:

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  voting on all matters voted on by stockholders;

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  making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and

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  such other activities as the Nevada Commission may determine to be consistent with such investment intent.

        If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. ERI may be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with ERI, or any of its Nevada Licensed Subsidiaries, ERI:

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  pays the unsuitable person any dividend or interest upon voting securities of ERI;

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  allows the unsuitable person to exercise, directly or indirectly, any voting right conferred through securities held by the person;

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  pays remuneration in any form to the unsuitable person for services rendered or otherwise; or

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  fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

        Further, the Nevada Commission may, at its discretion, require the holder of any debt security of a Registered Corporation or any of the Nevada Licensed Subsidiaries to file applications, be investigated and be found suitable to own the debt security of the issuer. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Gaming Control Act, the Registered Corporation and its Licensed Subsidiaries that are involved can be sanctioned, including the loss of approvals and licenses, if without the prior approval of the Nevada Commission, it or they:

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  pay to the unsuitable person any dividend, interest, or any distribution whatsoever;

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  recognize any voting right by such unsuitable person in connection with such securities;

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  pay the unsuitable person remuneration in any form; or

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  make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

        ERI will be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada

Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. ERI will also be required to render maximum assistance in determining the identity of the beneficial owner.

        ERI will not be permitted to make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds derived therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Any representation to the contrary is unlawful. Any approval granted by the Nevada Commission for such offerings may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board.

        Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Persons seeking to acquire control of a Registered Corporation must satisfy the Nevada Gaming Authorities in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with any entity proposing to acquire control, to be investigated, and be licensed or found suitable as part of the approval process relating to the transaction.

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchase of voting securities and corporate defense tactics affecting Nevada gaming licensees and Registered Corporations that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

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  assure the financial stability of corporate gaming operators and their affiliates;

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  preserve the beneficial aspects of conducting business in the corporate form; and

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  promote a neutral environment for the orderly governance of corporate affairs.

        Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. Registered Corporations are also required under the Nevada Gaming Control Act to apply for and obtain the prior approval of the Gaming Commission of any plan of recapitalization proposed by its board of directors in response to a tender offer made directly to its stockholders for the purposes of acquiring control of the Registered Corporation.

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and the City of Reno. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

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  a percentage of the gross revenues received;

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  the number of gaming devices operated; and

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  the number of table games operated.

        An excise tax is also paid by casino operations upon admission to certain facilities offering live entertainment, including the selling of food, refreshment and merchandise in connection therewith. Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons, which we refer to as Licensees, and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

        The sale of food or alcoholic beverages at our Nevada casinos is subject to licensing, control and regulation by the applicable local authorities. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could, and a revocation would, have a significant adverse effect upon the operations of the affected casino or casinos.

Louisiana

        In the State of Louisiana, ERI will own and operate, through Eldorado HoldCo's subsidiaries. The Eldorado Casino Shreveport in Shreveport, Louisiana. The operation and management of this riverboat casino operation are subject to extensive state regulation. The Louisiana Riverboat Economic Development and Gaming Control Act, or the Riverboat Act, became effective on July 19, 1991.

        The Riverboat Act states, among other things, that certain of the policies of the State of Louisiana are:

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  to develop a historic riverboat industry that will assist in the growth of the tourism market;

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  to license and supervise the riverboat industry from the period of construction through actual operation;

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  to regulate the operators, manufacturers, suppliers and distributors of gaming devices; and

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  to license all entities involved in the riverboat gaming industry.

        The Riverboat Act provides that no holder of a license or permit possesses any vested interest in such license or permit and that the license or permit may be revoked at any time. In a special session held in April 1996, the Louisiana legislature passed the Louisiana Gaming Control Act, or the Gaming Control Act, which created the Louisiana Gaming Control Board, or the Gaming Control Board. Pursuant to the Gaming Control Act, all of the regulatory authority, control and jurisdiction of licensing for riverboat operations was transferred to the Gaming Control Board. The Gaming Control Board came into existence on May 1, 1996 and is made up of nine members and two ex-officio members (the Secretary of Revenue and Taxation and the superintendent of Louisiana State Police). It is domiciled in Baton Rouge and regulates riverboat gaming, the land-based casino in New Orleans, racetrack slot facilities and video poker. The Louisiana Attorney General acts as legal counsel to the Gaming Control Board. Any material alteration in the method whereby riverboat gaming, slot facilities or video draw poker is regulated in the State of Louisiana could have an adverse effect on the operations of the Eldorado Casino Shreveport.

Riverboats

        The Riverboat Act approved the conducting of gaming activities on a riverboat, in accordance with the Riverboat Act, on twelve separate waterways in Louisiana. The Riverboat Act allows the Gaming Control Board to issue up to fifteen licenses to operate riverboat gaming projects within the state, with no more than six in any one parish. There are presently fifteen licenses issued and fourteen riverboats operating currently. One riverboat located in Lake Charles is under construction and not operational.

        ERI and certain of our directors and officers and certain of our key personnel will be required to be found suitable to operate riverboat gaming in the State of Louisiana. New directors, officers and certain key employees associated with gaming must also be found suitable by the Gaming Control Board prior to working in gaming-related areas. These approvals may be immediately revoked for a number of causes as determined by the Gaming Control Board. The Gaming Control Board may deny any application for a certificate, permit or license for any cause found to be reasonable by the Gaming Control Board. The Gaming Control Board has the authority to require any riverboat operator to sever its relationships with any persons for any cause deemed reasonable by the Gaming Control Board or for the failure of that person to file necessary applications with the Gaming Control Board. Eldorado HoldCo and the subsidiaries, as well as relevant key employees of Eldorado Casino Shreveport, hold all currently required licenses and approvals for operation of the casino. The current Louisiana riverboat gaming license of Eldorado Casino Shreveport is valid for five years and will expire on October 13, 2014.

Gaming Control Board

        At any time, the Gaming Control Board may investigate and require the finding of suitability of any stockholder, beneficial stockholder, officer or director of ERI or of any of its subsidiaries. The Gaming Control Board requires all holders of more than a 5% interest in the license holder to submit to suitability requirements. Additionally, if a shareholder who must be found suitable is a corporate or partnership entity, then the shareholders or partners of the entity must also submit to investigation. The sale or transfer of more than a 5% interest in any riverboat or slot project is subject to Gaming Control Board approval.

        Pursuant to the regulations promulgated by the Gaming Control Board, all licensees are required to inform the Gaming Control Board of all debt, credit, financing and loan transactions, including the identity of debt holders. In addition, the Gaming Control Board, in its sole discretion, may require the holders of such debt securities to file applications and obtain a finding of suitability from the Gaming Control Board. Although the Riverboat Act does not specifically require debt holders to be licensed or to be found suitable, the Gaming Control Board retains the discretion to investigate and require that any holders of debt securities be found suitable under the Riverboat Act. Additionally, if the Gaming Control Board finds that any holder exercises a material influence over the gaming operations, a finding of suitability will be required. If the Gaming Control Board determines that a person is unsuitable to own such a security or to hold such indebtedness, the Gaming Control Board may propose any action which it determines proper and necessary to protect the public interest, including the suspension or revocation of the license. The Gaming Control Board may also, under the penalty of revocation of license, issue a condition of disqualification naming the person(s) and declaring that such person(s) may not:

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  receive dividends or interest in debt or securities;

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  exercise directly or through a nominee a right conferred by the securities or indebtedness; receive any remuneration from the licensee;

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  receive any economic benefit from the licensee; and

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  continue to hold an ownership or economic interest in a licensee or remain as a manager, director or partner of a licensee.

        Any violation of the Riverboat Act or the rules promulgated by the Gaming Control Board could result in substantial fines, penalties (including a revocation of the license) and criminal actions.

Additionally, all licenses and permits issued by the Gaming Control Board are revocable privileges and may be revoked at any time by the Gaming Control Board.

Ohio

        In the state of Ohio, ERI will own and operate, through MTR Gaming Group, Inc.'s wholly owned subsidiary Scioto Downs, Inc. (together with its own wholly owned subsidiaries, "SDI"), the Scioto Downs Racino in Columbus, Ohio. At the Scioto Downs Racino, SDI offers live harness racing, onsite pari-mutuel wagering, and thoroughbred, harness and greyhound race simulcast and wagering (collectively, "Live Racing"), and video lottery terminal gaming ("VLT Gaming").

        The operation and management of the Scioto Downs Racino are subject to extensive state regulation. Live Racing and VLT Gaming are each regulated by statute, regulation and rule. SDI's VLT Gaming operations are also regulated by the terms and conditions of SDI's Video Lottery Sales Agent License ("VLT Gaming License") from the Ohio Lottery Commission ("OLC").

Live Racing

        The Ohio State Racing Commission ("OSRC"), which is comprised of 5 members appointed by the Governor of the State of Ohio, has regulatory oversight of Live Racing in Ohio. The OSRC establishes the rules and conditions for Live Racing and the forms of wagering that are permitted, and issues permits for Live Racing. SDI must maintain a permit with OSRC in order to lawfully offer Live Racing. Such permits are issued for one year and are renewable. OSRC shall renew Live Racing permits unless OSRC rejects the application for renewal for good cause.

        In connection with obtaining and maintaining its Live Racing permit, SDI must disclose substantial information to OSRC, including the following:

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  the names and addresses of all SDI directors and stockholders;

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  the dates and locations of race meetings;

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  the hours of operation on each racing day;

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  a list of names of all required race officials;

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  current accurate financial statements of SDI prepared and certified by an independent certified public accountant; and

  •
  other information as OSRC requires.

SDI's Live Racing permit is neither assignable nor transferrable.

        OSRC may suspend, diminish or revoke SDI's Live Racing permit in the event that SDI violates the rules or conditions prescribed and promulgated by OSRC.

        OSRC has broad authority to regulate Live Racing. OSRC regulation of SDI's Live Racing includes regulating the days and hours that SDI may conduct live harness racing, the number of live races conducted by SDI, the number of days each year that SDI provides simulcast wagering, the races for which SDI may provide simulcast wagering and the equipment and facility requirements for Live Racing.

        OSRC has broad powers to investigate, monitor and police Live Racing. OSRC has the right of full and complete entry to any and all parts of the grounds of SDI. OSRC may at any time engage auditors to examine the books and records of SDI. Upon demand from OSRC, SDI must furnish OSRC a full and complete statement of receipts, expenditures, attendance and such other information as OSRC may require.

        If OSRC were to suspend, diminish, revoke or refuse to renew SDI's Live Racing permit, SDI would have to stop providing Live Racing and VLT Gaming (see below).

        Ohio law assesses special taxes on money wagered on Live Racing and sets the limit on the amount of money wagered on Live Racing that SDI may retain. Changes in these laws could have a significant impact on the profitability of SDI's Live Racing business.

        SDI employees and other persons ("Live Racing Personnel") involved in providing Live Racing at SDI facilities must have licenses issued by OSRC prior to such employment or involvement. It is SDI's responsibility to have all Racing Personnel fingerprinted before gaining access to SDI's racing premises. OSRC may issue, deny, suspend or revoke licenses to Live Racing Personnel as is in the public interest for the purpose of maintaining a proper control over horse racing. OSRC, as is in the public interest for the purpose of maintaining proper control over horse racing, also may rule any person off SDI's Live Racing premises.

VLT Gaming

        VLT Gaming is regulated by OLC, which is comprised of 9 members appointed by the Governor of the State of Ohio. The executive officer of OLC is a director ("Ohio Director") who is appointed by the Governor of the State of Ohio. OLC has the authority to promulgate rules under which VLT Gaming may be conducted, and issues and oversees VLT Gaming licenses.

        Under Ohio law, SDI's VLT Gaming License is not transferrable for five years after its initial issuance. Any ownership interest in SDI, directly or indirectly, through the immediate holding company of SDI, that is acquired after the date that SDI's VLT Gaming License was issued by a person or entity not previously holding an ownership interest in SDI, which would result in such person or entity obtaining control of SDI is considered a "transfer." In this context, "control" means any of the following:

  •
  holding fifty per cent or more of the outstanding voting securities of SDI;

  •
  having the right in the event of dissolution to fifty per cent or more of the assets of SDI; or

  •
  having the contractual power presently to designate fifty percent or more of the directors of SDI.

        SDI's VLT Gaming License was issued on or about May 22, 2012. Any strategic transaction involving SDI that constitutes a "transfer" of SDI, within the meaning discussed above, before the fifth anniversary of the issuance of SDI's VLT Gaming License may result in the suspension, modification or revocation of SDI's VLT Gaming License. A suspension or revocation of SDI's VLT Gaming License would necessitate the cessation of SDI's VLT Gaming operations.

        In order to lawfully conduct VLT Gaming, SDI must maintain a Live Racing permit from OSRC and a VLT Gaming License from OLC. Only the holder of a Live Racing permit from OSRC is authorized to hold a VLT Gaming License.

        In order to maintain its VLT Gaming License, SDI is required to keep its VLT Gaming License application updated and complete. Updates may be required because of changes to SDI's ownership, management or business, or because the Ohio Director updates the application requirements. SDI must annually make application to renew its VLT Gaming License and every three years SDI must resubmit a complete VLT Gaming License application.

        The amount of information SDI is required to disclose and keep updated on its VLT Gaming License application is extensive. SDI's VLT Gaming License application includes information about SDI and SDI's Principals (defined below), including, but not limited to:

  •
  information about all holding companies, intermediaries, subsidiaries and affiliates of SDI;

  •
  any criminal charges or convictions of SDI;

  •
  name, address, employer identification number or social security number, date of birth, compensation and any criminal charges or convictions for each of SDI's officers, directors, and shareholders having directly or indirectly an ownership interest of five percent or more in SDI (collectively, "SDI's Principals");

  •
  a description of all bonus, profit sharing, pension, retirement, deferred compensation and similar plans of SDI;

  •
  a description the stock of SDI, and of all holding companies, intermediaries, subsidiaries and affiliates of SDI;

  •
  proof that SDI holds a Live Racing permit;

  •
  a description of all debt of SDI, and of all holding companies, intermediaries, subsidiaries and affiliates of SDI;

  •
  a list of the holders of debt of SDI, and all holding companies, intermediaries, subsidiaries and affiliates of SDI;

  •
  a description of any securities options of SDI and the identification of persons holding such options;

  •
  information regarding the banks, savings and loan associations and other financial institutions of SDI;

  •
  information about all the stock that SDI holds in other entities;

  •
  a description of any civil litigation to which SDI, or any holding company, subsidiary or affiliate of SDI, is or was a party;

  •
  information about any judgment, order, consent decree or consent order pertaining to a violation of federal antitrust, trade regulation or securities laws, or of similar laws of any state province or country, entered against SDI;

  •
  information regarding any bankruptcy or insolvency proceedings of SDI or certain SDI Principals;

  •
  information regarding the licensing history of SDI and SDI Principals;

  •
  information relating to contributions and disbursements of SDI and SDI Principals;

  •
  a business plan for the Scioto Downs Racino;

  •
  SDI's security and surveillance plan;

  •
  consent to background checks for SDI and SDI's Principals;

  •
  a commitment to deliver acceptable forms of credit (e.g., surety bond) and evidence of insurance, meeting the requirements of the Ohio Director;

  •
  a schedule of all fixtures and equipment;

  •
  a commitment to maintain and timely repair video lottery terminals;

  •
  a commitment to purchase or lease video lottery terminals only from technology providers approved by the Ohio Director;

  •
  an agreement to clearly separate between the Live Racing wagering and the VLT Gaming areas at the Scioto Downs racino;

  •
  an agreement to a capital improvement plan in accordance with the Ohio Director's standards and timetable; and

  •
  disclosure of all employees of SDI who earn over $150,000 in annual compensation.

        Each time SDI submits additional information of OLC in connection with SDI's VLT Gaming License, the Ohio Director maintains discretion to suspend, revoke or reconsider the application or otherwise modify the conditions of the issuance of SDI's VLT Gaming License. If SDI's VLT Gaming License is suspended, revoked or not renewed, SDI would have to cease its VLT Gaming business.

        SDI's VLT Gaming License is subject to suspension, modification, revocation or fines as authorized by statute, rule, regulation, policy order or directive of OLC or the Ohio Director.

        The Ohio Director may suspend or revoke SDI's VLT Gaming License in the event that SDI does any of the following:

  •
  fails to comply with Ohio's lottery law;

  •
  fails to comply with the rules, terms and conditions, policies, orders and directives of OLC or the Ohio Director;

  •
  fails to maintain any insurance, coverage and bonds required by the Ohio Director;

  •
  makes a fraudulent misrepresentation in connection with its VLT Gaming License application;

  •
  fails to promptly and accurately settle the accounts of lottery transactions and pay OLC amounts due to OLC from video lottery sales;

  •
  fails to credit or pay a winning video lottery participant;

  •
  allows an underage person to play video lottery games, or pays an underage person a video lottery prize payment;

  •
  fails to maintain adequate and sufficient security;

  •
  offers a video lottery game that has not been approved by the Ohio Director or OLC;

  •
  uses a video lottery terminal that has not been authorized and approved by the Ohio Director;

  •
  fails to comply with the Americans with Disabilities Act of 1990;

  •
  knowingly possesses, buys, sells, uses, alters, accepts, or transfers supplemental nutrition assistance program benefits, money, coupons, delivery verification receipts, other documents, food, or other property received directly or indirectly pursuant to section 17 of the Child Nutrition Act of 1966, as amended, or any electronically transferred benefit, in any manner not authorized by the Food and Nutrition Act of 2008 or section 17 of the Child Nutrition Act of 1966, as amended;

  •
  knowingly allows an employee or agent to sell, transfer, or trade items or services, the purchase of which is prohibited by the Food and Nutrition Act of 2008 or section 17 of the Child Nutrition Act of 1966, as amended, in exchange for supplemental nutrition assistance program benefits, money, coupons, delivery verification receipts, other documents, food, or other property received directly or indirectly pursuant to section 17 of the Child Nutrition Act of 1966, as amended, or any electronically transferred benefit;

  •
  fails to provide required notice or to obtain required approval prior to relocating or transporting a video lottery terminal;

  •
  fails to make capital improvements as required by OLC rule, regulation, policy, order or directive;

  •
  fails to meet financial obligations necessary for the continued operation of video lottery;

  •
  acts in a manner that impacts or has the likelihood of impacting the efficient operation or integrity of video lottery; or

  •
  fails to adhere to all the terms and conditions set forth in SDI's licensing agreement with OLC.

        The Ohio Director may also suspend or revoke SDI's VLT Gaming License if SDI or any SDI Principal is convicted of criminal violations that may negatively impact the integrity of the lottery, or if any of them have experience, character or general fitness that the Ohio Director believes would be inconsistent with the public interest, convenience or trust.

        As necessary for reasons related to public safety, convenience or trust which require immediate action, the Ohio Director may order the immediate and indefinite disabling of all or a portion of SDI's VLT Gaming operations and removal of video lottery equipment at SDI's VLT Gaming facility. In the event of such action, the Ohio Director must give SDI a subsequent opportunity for an adjudication hearing.

        OLC and the Auditor of the State of Ohio have broad powers under Ohio law to investigate and monitor VLT Gaming operations. They may at any time examine, inspect, test or access for any purposes all records, files, equipment, other documents, video lottery terminals, and hardware and software used in connection with video lottery. SDI must allow inspections of its licensed premises at any time as authorized by the Ohio Director.

        Under the terms and conditions of SDI's VLT Gaming License, SDI has also consented to OLC having the power and authority with good cause shown, without notice and without warrant at any time, to do any of the following:

  •
  inspect any video lottery terminals, central monitoring system, or associated equipment and software about, on or around SDI's facilities;

  •
  inspect and examine all premises in which SDI conducts VLT Gaming or any authorized video lottery terminals, central monitoring system, or associated equipment and software designed, built, constructed, assembled, manufactured, sold, distributed, or serviced, or in which records of those activities are prepared or maintained;

  •
  seize summarily and remove from SDI's premises and impound, assume physical control of, or disable any video lottery terminals, central monitoring system, or associated equipment and software for the purposes of examination and inspection;

  •
  inspect, examine and audit books, records, and documents concerning SDI's VLT Gaming activities, including financial records of parent corporations, subsidiary corporations, affiliate corporations or similar business entities related to SDI's VLT Gaming activities; and

  •
  seize, impound, or assume physical control of books, records, ledgers, cash boxes and their contents, a counting room or its equipment, or other physical objects relating to VLT Gaming.

        Pursuant to paragraph (A) of rule 3770:2-3-08 of the Ohio Administrative Code and the terms of SDI's VLT Gaming License, OLC will pay SDI a commission in the amount of 66.5% of the video lottery terminal income generated by SDI. "Video lottery terminal income" is defined as credits played, less value credits, less video lottery prize winnings.

        Additionally, by rule of OSRC or by agreement between SDI and the horseman's association, a percentage of SDI's VLT Gaming commission shall be paid to OSRC for the benefit of horse breeding and racing in Ohio. Accordingly, pursuant to an agreement with the relevant horseman's association, effective January 1, 2014, 10.5% of SDI's VLT Gaming commission will be paid to OSRC for the benefit of the horseman's association.

        A change to these regulations could have a significant impact on the profitability of SDI's VLT Gaming business.

        SDI employees involved with VLT Gaming are also required to obtain and maintain a license from OLC prior to being involved in video lottery licensed activities. An application for a VLT Gaming employee license may be denied if the applicant has been convicted of certain offenses involving moral turpitude, illegal gambling, fraud or misrepresentation.

Pennsylvania

        The facility owned by MTR Gaming Group, Inc.'s wholly owned subsidiary, Presque Isle Downs, Inc. in Erie, Pennsylvania is subject to statutes and regulations administered by two administrative agencies: The Pennsylvania Gaming Control Board (the "PGCB") and the Pennsylvania Racing Commission (the "PA Racing Commission").

Pennsylvania Gaming Control Board

        The PGCB was created in 2004 by the Pennsylvania Race Horse Development and Gaming Act (the "Gaming Act"). The PGCB consists of seven voting members, three are appointed by the Governor of the Commonwealth of Pennsylvania and one by each of the four legislative caucuses. A supermajority vote consisting of each of the legislative commissioners and at least one gubernatorial commissioner is required for PGCB decisions. The Secretary of Revenue, the Secretary of Agriculture, and the Treasurer of the Commonwealth serve as ex officio members of the PGCB. Generally, the PGCB is mandated to protect the public through the regulation and policing of all activities involving gaming.

        Under the Gaming Act, the PGCB is authorized to issue licenses to three categories of operators. Presque Isle Downs is a "Category 1" licensee, which is reserved for owners and operators of horse race tracks. Initially, slot machines were the only form of gaming that could be provided by Category 1 licensees (other than pari-mutuel betting on horse races). Category 1 licensees are permitted up to 5,000 slot machines. In January 2010, the Pennsylvania legislature amended the Gaming Act to permit Category 1 licensees to operate table games, including poker, black jack, baccarat, roulette, and craps. Category 1 licensees may petition the PGCB for permission to operate up to 250 tables. Presque Isle Downs currently has 1,720 slot machines and 46 table games.

        Category 1 licensees, like Presque Isle, are assessed an initial license fee of $50,000,000. The license fee for the Table Games Certificate was $16,500,000. Licensees also must pay taxes on slot machine "gross terminal revenues" (the difference between wagers and pay-outs) in the following amounts:

  •
  34% to the Commonwealth of Pennsylvania;

  •
  2% to the local county in which the gaming facility is located;

  •
  2% to the local municipality in which the gaming facility is located, subject to a minimum of $10.0 million;

  •
  5% to the Pennsylvania Gaming Economic Development Tourism Fund; and

  •
  12% to support the horse race industry.

        There is an additional requirement to repay a loan obtained from the Commonwealth of Pennsylvania to cover the initial regulatory start-up costs before any of Pennsylvania's casinos began operations. The repayment amount of $63.8 million is a ten-year requirement assessed against each property's gross terminal revenue according to a formula established per a pronouncement of the PGCB dated July 11, 2011. The formula averages the property's percentage annual gross terminal revenue of the total from all properties each year with its cumulative percentage of all gross terminal revenue generated since gaming commenced in the Commonwealth of Pennsylvania. The average obtained is applied against the $6.38 million payment to be made each year, the final payment to be due on January 1, 2021.

        The following tax rates apply to table games and are based on "daily gross table games revenue" (calculated in essentially the same manner as "gross terminal revenue"):

  •
  12% to the Commonwealth of Pennsylvania on non-electronic table games;

  •
  34% to the Commonwealth of Pennsylvania on fully electronic table games; and

  •
  2% to the local municipalities in which the gaming facility is located on all games.

        A deposit of $1.5 million to cover weekly withdrawals of the property's share of the cost of regulation is required to be maintained and the amount withdrawn must be replenished weekly.

        Any person who acquires beneficial ownership of 5% or more of the voting securities of the licensee or an entity that controls the licensee will be required to apply to the PGCB for licensure, obtain licensure and remain licensed. Licensure requires, among other things, that the applicant establish by clear and convincing evidence the applicant's good character, honesty and integrity. Additionally, any trust that holds 5% or more of the voting securities of a licensee or any entity that controls the licensee is required to be licensed by the PGCB and each individual who is a grantor, trustee or beneficiary of the trust is also required to be licensed by the PGCB. Under certain circumstances and under the regulations of the PGCB, an "institutional investor" as defined under the regulations of the PGCB, which acquires beneficial ownership of 5% or more, but less than 10%, of the voting securities of a licensee or of any entity that controls the licensee, may be waived from licensure by the PGCB provided the institutional investor files an Institutional Notice of Ownership Form with the PGCB Bureau of Licensing and has filed, and remains eligible to file, a statement of beneficial ownership on Schedule 13G with the SEC as a result of this ownership interest. In addition, any beneficial owner of our voting securities, regardless of the number of shares beneficially owned, may be required at the discretion of the PGCB to file an application for licensure.

        In the event a security holder is required to be found qualified and is not found qualified, the security holder may be required by the PGCB to divest its interest at a price not exceeding the cost of the interest. Key employees, vendors, suppliers, slot machine manufacturers and management companies are also required to be licensed.

        The PGCB reserves the right to require any investor or person associated with a licensee to be licensed. Licensees are prohibited from making any political contributions to Pennsylvania candidates or political parties.

        The Gaming Act also requires that a slot machine licensee shall notify the PGCB and receive the PGCB's consent prior to any "change in control" of the slot machine licensee. A change in control is defined as the acquisition by a person or group of persons acting in concert of more than twenty percent of the slot machine licensee's securities or other ownership interests or the purchaser of the assets, other than in the ordinary course of business, of any slot machine licensee. The person or entity purchasing the assets which results in a change of control is required to: (i) independently qualify for a license in accordance with the licensing requirements of the Gaming Act and (ii) pay a license fee of up to $50,000,000. The Gaming Act provides that the PGCB may in its discretion reduce but not eliminate the requirement that a license fee of $50,000,000 be paid. On December 18, 2007, the PGCB approved a presumptive fee for a change of control of $2.5 million, unless special circumstances would dictate otherwise. The PGCB may provide up to 120 days for any person who is required to apply for a license and who is found not qualified to completely divest the person's ownership interest.

Pennsylvania Racing Commission

        Under the Race Horse Industry Reform Act (the "Racing Act"), the PA Racing Commission is mandated to supervise thoroughbred horse race meetings in Pennsylvania at which pari-mutuel betting is conducted. The PA Racing Commission is also charged with licensing operators of thoroughbred horse race tracks and other persons involved in the thoroughbred horse race industry in Pennsylvania. The Racing Act authorizes the PA Racing Commission to issue up to six operator licenses. The Pennsylvania Harness Racing Commission is authorized to issue up to five licenses to operate harness racing tracks.

        The Racing Act and regulations promulgated by the PA Racing Commission provide detailed regulations relating to such things as wagering, simulcasting, sale of liquor, maintenance of grounds and facilities, and operation of races. However, the provisions in the Racing Act and the PA Racing Commission's regulations relating to licensing are quite general in nature. They provide that 17 types of persons and/or entities must be licensed, including owners, trainers, jockeys, veterinarians, and all track employees. The PA Racing Commission's regulations provide that all licenses will be issued at the discretion of the PA Racing Commission's director of licensing, subject to review by the PA Racing Commission. In exercising this discretion, the director is mandated to consider if the applicant:

  •
  has been convicted of a crime involving moral turpitude;

  •
  has engaged in bookmaking or another form of illegal gambling;

  •
  has been found guilty of fraud or misrepresentation in connection with racing or breeding;

  •
  has been found guilty of a violation or attempt to violate a law, rule or regulation of racing in a jurisdiction for which suspension from racing might be imposed in the jurisdiction;

  •
  has violated rules, regulations or order of the PA Racing Commission; and

  •
  is not financially responsible.

        Prospective licensees are required to file an application on forms prescribed by the PA Racing Commission, agree to be fingerprinted as required by the PA Racing Commission, and agree to full disclosure and investigation of criminal and employment records. The PA Racing Commission also requires payment of application fees and licensing fees for each person and entity licensed ranging from an annual license fee for track employees of $5 to an application fee for an operator's license of $1,000.

        The PA Racing Commission's regulations also provide that a person or corporation to whom a licensee's stock is "transferred" must, contemporaneously with the transfer, submit to the PA Racing Commission an affidavit containing certain information regarding the transferee. A "transfer" is defined as a sale, transfer or exchange of stock or the creation of a beneficial, legal or equitable interest therein.

        As a matter of practice, the PA Racing Commission typically requires applications to be filed by entities and individuals that are also required to file applications with the PGCB under the Gaming Act. Additionally, the PA Racing Commission typically does not conduct its own background investigation into applicants if the PGCB is conducting background investigations regarding those applicants. Rather, the PA Racing Commission will review the investigation conducted by the PGCB when deciding whether to grant a license.

        As the holder of a Category 1 license, Presque Isle Downs has the obligation to create a fund to be used for the improvement and maintenance of the backside area of its racetrack with an amount of not less than $250,000 or more than $1.0 million annually for a five-year period beginning in 2017.

West Virginia

        In the State of West Virginia, ERI will own and operate, through the MTR Gaming Group, Inc. and its wholly owned subsidiaries, Mountaineer Casino, Racetrack & Resort in Chester, West Virginia, which offers live thoroughbred racing with pari-mutuel wagering, simulcast racing with pari-mutuel wagering, televised racing with pari-mutuel wagering, racetrack video lottery games and lottery racetrack table games.

        The operation and management of Mountaineer Casino, Racetrack & Resort are subject to extensive regulation by the West Virginia Racing Commission (the "WV Racing Commission") and the West Virginia Lottery Commission (the "WVLC"). The racing and pari-mutuel wagering activities are licensed and regulated by the WV Racing Commission. Racetrack video lottery games and lottery racetrack table games are licensed and regulated by the WVLC. Holding a valid racing license is required in order to be issued and hold a racetrack video lottery license and a lottery table games license cannot be issued unless the applicant for the license holds a racetrack video lottery license.

Horse Racing and Pari-Mutuel Wagering

        The WV Racing Commission, which is comprised of three members appointed by the Governor of West Virginia, regulates live racing, simulcast racing, televised racing and pari-mutuel wagering. Racing and pari-mutuel wagering are governed by the applicable West Virginia statutes and legislative rules promulgated by the WV Racing Commission. Mountaineer Park, Inc. (hereinafter "Mountaineer") is licensed by the WV Racing Commission, which license is renewed annually unless the WV Racing Commission rejects the application for renewal for good cause. The licensee pays an annual license tax as well as daily license taxes and pari-mutuel wagering taxes to the WV Racing Commission. The racing statutes including the taxes are subject to change by the West Virginia legislature. The legislative rules promulgated by the WV Racing Commission are subject to amendment by the WV Racing Commission, but changes to the rules need to be approved by the West Virginia legislature. Licenses are not transferable.

        As part of its application for renewal of its license, Mountaineer must disclose substantial information to the WV Racing Commission and notify the WV Racing Commission of changes in material information during the license year. This information includes the following:

  •
  the names and addresses of all Mountaineer directors and stockholders;

  •
  the names and addresses of key employees of Mountaineer;

  •
  the dates and locations of race meetings;

  •
  the hours of operation on each race day;

  •
  a list of names of all required race officials;

  •
  a current and accurate financial statement of Mountaineer certified by an independent certified public accountant; and

  •
  any other information required by the WV Racing Commission.

        Employees of Mountaineer engaged in racing and/or pari-mutuel wagering must have permits issued by the WV Racing Commission before they engage in employment in a racing or pari-mutuel wagering occupation. The WV Racing Commission charges each applicant for a permit, or for renewal of a permit, a permit fee that may be paid by the licensee.

        The WV Racing Commission may suspend, revoke or not renew licenses and permits in the event the licensee or permit holder violates the racing statutes or rules promulgated by the WV Racing Commission.

        The WV Racing Commission may require fingerprints and background checks from all applicants for a permit as well as from officers, board members and key employees of Mountaineer.

        The WV Racing Commission approves live racing days as wells as simulcast and televised racing. The WV Racing Commission has broad powers to investigate, monitor and oversee all aspects of racing and pari-mutuel wagering. The WV Racing Commission and its personnel have the right of access to any and all parts of the grounds of Mountaineer, and the WV Racing Commission may audit or examine the books and records of Mountaineer.

        If the WV Racing Commission were to suspend, revoke or not renew Mountaineer's racing license, Mountaineer would have to stop offering racetrack video lottery games for play and stop offering lottery race track table games.

        West Virginia levies various taxes and fees on racing and pari-mutuel wagering activities, imposes limits the commissions Mountaineer may receive from these activities and specifies how some portions of these commissions must be expended by the licensee. Changes in these laws could have a significant impact on the profitability of Mountaineer.

Racetrack Video Lottery

        Racetrack video lottery is regulated by the WVLC, which is comprised of seven members appointed by the Governor of West Virginia including the executive director of the WVLC (the "WV Executive Director"). The WVLC has promulgated rules approved by the West Virginia legislature under which racetrack video lottery games are played and conducted.

        Under West Virginia law, Mountaineer's racetrack video lottery license is not transferrable. Additionally, the transfer of more than five percent of the equity interest, or voting interest, in Mountaineer or any other licensee must be approved by the WVLC before the transfer is finalized. In connection with the mergers, the WVLC will need to approve ERI's acquisition of the MTR.

        While ERI will not be licensed by the WVLC, ERI must satisfy all of the requirements and conditions that an applicant for a racetrack video lottery license must satisfy.

        In order to lawfully conduct racetrack video lottery, Mountaineer must maintain its racing license issued by the WV Racing Commission as well as it racetrack video lottery license. Only the holder of a racing license is authorized to hold a racetrack video lottery license.

        In order to maintain its racetrack video lottery license, Mountaineer is required to inform the WVLC when information provided in its last renewal application changes. Updating may be required because of changes in Mountaineer's direct or indirect ownership, changes in management including members of the board of directors, changes in key personnel or changes in financing. Mountaineer must annually apply to renew its race track video lottery license. This information includes but is not limited to:

  •
  information about all holding companies, intermediaries, subsidiaries and affiliates of Mountaineer;

  •
  any criminal charges or convictions of Mountaineer and employees engaged in gaming related activity;

  •
  name, address, employer identification number or social security number, date of birth, compensation, any criminal charges or convictions and fingerprints for each of Mountaineer's officers and directors as well as key employees having the ability to control or influence gaming activity. This requirement extends to officers, directors and key employees of an parent corporation;

  •
  a description of the stock of Mountaineer, and of all holding companies, intermediaries, subsidiaries and affiliates of Mountaineer;

  •
  proof that Mountaineer holds a racing license issued by the WV Racing Commission;

  •
  audited financial statements for Mountaineer and for any parent or holding company;

  •
  information about all of the stock or equity interests Mountaineer holds in other entities;

  •
  a description of any civil litigation to which Mountaineer, or any holding company, subsidiary or affiliate of Mountaineer, is or was a party;

  •
  information about any judgment, order or consent order pertaining to a violation of federal antitrust, trade regulation or securities laws, or of similar laws of any state, province or country, entered against Mountaineer or any holding company of Mountaineer;

  •
  information regarding any bankruptcy or insolvency proceedings of Mountaineer or any director, officer or key employee of Mountaineer or of any parent corporation or other holding company;

  •
  information regarding the licensing history of Mountaineer, any director, officer or key employee of Mountaineer or of any parent or other holding company;

  •
  Mountaineer's security and surveillance plan;

  •
  consent to background checks for Mountaineer officers, directors and key employees and similar personnel of any parent corporation or holding company having directly or indirectly the power to control or influence gaming decisions by Mountaineer or any of its employees, which includes furnishing fingerprints;

  •
  a commitment to deliver acceptable forms of credit (e.g., surety bond) and evidence of insurance, meeting the requirements of the WVLC;

  •
  a commitment to purchase only authorized video lottery terminals and to maintain and timely repair such terminals using authorized technicians and parts;

  •
  a commitment to acquire video lottery terminals only from technology providers approved by the WVLC; and

  •
  any other information or agreement the WVLC may require.

        Each time Mountaineer submits additional information to the WVLC in connection with Mountaineer's racetrack video lottery license, or fails to timely submit such information, the WVLC and the WV Executive Director have discretion to suspend, revoke or reconsider the application for Mountaineer's racetrack video lottery license. If the racetrack video lottery license is suspended, revoked or not renewed, Mountaineer would have to cease operation of its racetrack video lottery games, as well as its lottery racetrack table games.

        Mountaineer's racetrack video lottery license is subject to suspension, revocation or nonrenewal as provided for in the racetrack video lottery statutes and rules of the WVLC. Civil money penalties and criminal penalties may be imposed for certain violations of the lottery statutes and rules of the WVLC.

        The racetrack video lottery license may be suspended or revoked or not renewed in the event Mountaineer does any of the following:

  •
  fails to comply with West Virginia's racetrack video lottery statutes;

  •
  fails to comply with the rules, terms and conditions, policies, orders and directives of the WVLC or of the WV Executive Director;

  •
  fails to maintain any required surety bond, insurance, or insurance coverage required by the WVLC;

  •
  makes a false or fraudulent statement or representation in connection with its application for renewal of its racetrack video lottery license or in any other document reasonably required by the WVLC or the WV Executive Director;

  •
  fails to promptly and accurately settle accounts of racetrack video lottery transactions and pay the WVLC amounts due to the WVLC from racetrack video lottery transactions;

  •
  fails to credit or pay a winning racetrack video lottery participant;

  •
  allows an underage person to play racetrack video lottery games, or pays an underage person a video lottery prize payment;

  •
  fails to maintain adequate and sufficient security;

  •
  offers a video lottery game that has not been approved by the WV Executive Director or the WVLC;

  •
  allows a video lottery terminal to be repaired by an unauthorized person;

  •
  uses a video lottery terminal that has not been authorized and approved by the WV Executive Director;

  •
  fails to comply with the Americans with Disabilities Act of 1990;

  •
  fails to provide required notice or to obtain required approval prior to relocating or transporting a video lottery terminal;

  •
  fails to make capital improvements as required by the WVLC by rule, policy, order or directive;

  •
  fails to meet financial obligations necessary for the continued operation of racetrack video lottery;

  •
  acts in a manner that impacts or has the likelihood of impacting the efficient operation or integrity of video lottery; or

  •
  fails to adhere to any terms and conditions set forth the order of the WVLC approving Mountaineer's application for a license or for renewal thereof.

        The WV Executive Director or the WVLC may also suspend or revoke Mountaineer's racetrack video lottery license if Mountaineer or any officer or director or any employee engaged in gaming activity, or any officer or director or key employee of any parent corporation or holding company is convicted of criminal violations that may negatively impact the integrity of the lottery, or if any of them have experience, character or general fitness that the WV Executive Director believes would be inconsistent with the public interest, convenience or trust.

        As necessary for reasons related to public safety, convenience or trust which require immediate action, the WV Executive Director may order the immediate and indefinite disabling of all or a portion of Mountaineer's racetrack video lottery terminals in accordance with rules of the WVLC.

        The WVLC and the WV Executive Director have broad powers under the racetrack video lottery statutes to investigate and monitor racetrack video lottery operations. All racetrack video lottery terminals in operation for play must be connected to the WVLC's computer system. The WV Executive Director and employees of the Commission may at any time examine, inspect, test or access for any purposes all records, files, equipment, other documents, video lottery terminals, and hardware and software used in connection with video lottery. Mountaineer must allow inspections of its licensed premises at any time as authorized by the WV Executive Director.

        The WVLC also has the power and authority, for good cause and without notice or a warrant, at any time, to do any of the following:

  •
  inspect any racetrack video lottery terminals, central monitoring system, or associated equipment and software about, on or around Mountaineer's facilities;

  •
  inspect and examine all premises in which Mountaineer conducts racetrack video lottery gaming or has any authorized video lottery terminals, central monitoring system, or associated equipment and software designed, built, constructed, assembled, manufactured, sold, distributed, or serviced, or in which records of those activities are prepared or maintained;

  •
  seize summarily and remove from Mountaineer's premises and impound, assume physical control of, or disable any video lottery terminals, central monitoring system, or associated equipment and software for the purposes of examination and inspection;

  •
  inspect, examine and audit books, records, and documents concerning Mountaineer's racetrack video lottery gaming activities, including financial records of parent corporations, subsidiary corporations, affiliate corporations or similar business entities related to Mountaineer's racetrack video lottery gaming activities; and

  •
  seize, impound, or assume physical control of books, records, ledgers, cash boxes and their contents, a counting room or its equipment, or other physical objects relating to racetrack video lottery gaming.

        Pursuant to the racetrack video lottery statues, Mountaineer receives a commission equal to 46.5% of the net terminal income from the play of racetrack video lottery games. "Net terminal income" is generally defined as credits played less video lottery prize winnings, less an amount deducted by the WVLC to reimburse the WVLC for its actual costs for administering racetrack video lottery at the licensed racetrack.

        Additionally, the Legislature has established a fund for modernization of racetrack video lottery terminals into which the WVLC annually deposits a portion of the amount it retains for administration of racetrack video lottery games. An account is established for Mountaineer and for each of the other racetracks. Mountaineer may draw annually from its account matching dollars to help pay the expense of upgrading and modernizing it racetrack video lottery terminals. For every two dollars a licensee spends on certain equipment, it is authorized to receive one dollar in recoupment from the fund. In the event there remains a balance unspent by a licensee at the end of the year, that amount may be carried forward for one year, after which such amount reverts to the West Virginia State Lottery Fund. The West Virginia Licensed Racetrack Modernization Fund is currently authorized to be funded through the fiscal year ending June 30, 2020.

        A change to these statutes could have a significant impact on the profitability of Mountaineer's racetrack video lottery gaming business and revenues.

        Mountaineer employees involved with racetrack video lottery gaming are also required to obtain and maintain a license from the WVLC prior to being involved in racetrack video lottery gaming. An application for a racetrack video lottery gaming employee license may be denied if the applicant has been convicted of certain offenses involving moral turpitude, illegal gambling, fraud or misrepresentation or if the person is not qualified for the position for which the application for a license is submitted.

Lottery Racetrack Table Games

        Lottery racetrack table games are regulated by the WVLC. The WVLC has promulgated rules approved by the West Virginia legislature under which lottery racetrack table games are played.

        Under West Virginia law, Mountaineer's lottery racetrack table games license is not transferrable. Additionally, the transfer of more than five percent of the equity interest or voting interest in Mountaineer or any parent corporation or holding company must be approved by the WVLC before the transfer is finalized. In connection with the mergers, the WVLC will need to approve ERI's acquisition of the MTR.

        While ERI will not be licensed by the WVLC, ERI must satisfy all of the requirements and conditions that an applicant for a lottery racetrack table games license must satisfy.

        In order to lawfully conduct lottery racetrack table games, Mountaineer must maintain its racing license issued by the WV Racing Commission and its racetrack video lottery license issued by the WVLC as well as its lottery table games license. Only the holder of a racing license and a racetrack video lottery license is authorized to hold a lottery racetrack table games license.

        In order to maintain its racetrack lottery table games license, Mountaineer is required to inform the WVLC when information provided in its last renewal application changes. Updating may be required because of changes in Mountaineer's direct or indirect ownership, changes in management including members of the board of directors, changes in key personnel or changes in financing. Mountaineer must annually apply to renew its lottery racetrack table games license. The information required for this license is similar to that previously discussed for renewal of a racetrack video lottery license.

        Each time Mountaineer submits additional information to the WVLC in connection with Mountaineer's lottery racetrack table games license, or fails to timely submit such information, the WVLC and the WV Executive Director have discretion to suspend, revoke or reconsider Mountaineer's lottery racetrack table games license.

        Mountaineer's lottery racetrack table games license is subject to suspension, revocation or nonrenewal as provided for in the lottery racetrack table games statutes and rules of the WVLC. Civil money penalties and criminal penalties may be imposed for certain violations of the lottery statutes and rules of the WVLC.

        The lottery racetrack table games license may be suspended or revoked or not renewed for the same reasons previously discussed for suspension, revocation or nonrenewal of a racetrack video lottery license.

        The WV Executive Director or the WVLC may also suspend or revoke Mountaineer's lottery racetrack table games license if Mountaineer or any officer or director or any employee engaged in gaming activity, or any officer or director or key employee of any parent corporation or holding company is convicted of criminal violations that may negatively impact the integrity of the West Virginia Lottery, or if any of them have experience, character or general fitness that the WV Executive Director believes would be inconsistent with the public interest, convenience or trust.

        The WVLC and the WV Executive Director have broad powers under the lottery racetrack table game statutes to investigate and monitor racetrack table game operations. The WV Executive Director and employees of the WVLC may at any time examine, inspect, test or access for any purposes all records, files, equipment, and other documents used in connection with lottery racetrack tables games operation and play. Mountaineer must allow inspections of its licensed premises at any time as authorized by the WV Executive Director.

        The WVLC also has the power and authority, for good cause and without notice or a warrant, to at any time, to do any of the following:

  •
  inspect any racetrack table games or related equipment on or around Mountaineer's facilities;

  •
  inspect and examine all premises in which Mountaineer conducts lottery racetrack table games or stores related equipment;

  •
  seize summarily and remove from Mountaineer's premises and impound, assume physical control of, any racetrack table games or associated equipment for the purposes of examination and inspection;

  •
  inspect, examine and audit books, records, and documents concerning Mountaineer's lottery racetrack table games activities, including financial records of parent corporations, subsidiary corporations, affiliate corporations or similar business entities related to Mountaineer's racetrack lottery table gaming activities; and

  •
  seize, impound, or assume physical control of books, records, ledgers, cash boxes and their contents, a counting room or its equipment, or other physical objects relating to lottery racetrack table gaming activity.

        Pursuant to the lottery racetrack table games statute, Mountaineer must annually pay to the WVLC a lottery racetrack table games license fee of $2.5 million that is due when the application for renewal is filed with the WVLC. Additionally, Mountaineer pays a weekly tax equal to 35% of the adjusted gross receipts from table game activity during the preceding week.

        A change to these statutes could have a significant impact on the profitability of Mountaineer's lottery racetrack table game gaming business and revenues.

        Mountaineer employees involved with lottery racetrack table games are also required to obtain and maintain a license from the WVLC prior to being involved in racetrack table gaming activity. An application for a racetrack video lottery gaming employee license may be denied if the applicant has been convicted of certain offenses involving moral turpitude, illegal gambling, fraud or misrepresentation or if the person is not qualified for the position for which the application for a license is submitted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference in this document, contains forward-looking statements (including in the case of MTR, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995) relating to MTR's, Eldorado's and/or ERI's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time. Forward-looking statements include, among other information, the information concerning possible or assumed future results of operations contained under "Selected Unaudited Pro Forma Condensed Combined Financial Data" beginning on page 33, "Comparative Per Share/Unit Data" beginning on page 35, "Information About the Companies—Eclair Holdings Company" beginning on page 87, "The Mergers—MTR's Reasons for the Mergers; Recommendation of MTR's Board of Directors" beginning on page 117, "The Mergers—Opinion of Macquarie Capital" beginning on page 119, "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 168 and in documents incorporated by reference herein. Forward-looking statements speak only as of the date they are made, and MTR, Eldorado and ERI assume no duty to update forward-looking statements.

        In addition to factors previously disclosed in MTR's reports filed with the SEC and those identified elsewhere in this filing (including in "Risk Factors" beginning on page 37 and "Information About the Companies—Eclair Holdings Company—Business Overview—Challenges faced by Eclair Holdings Company" beginning on page 87), the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance:

  •
  fluctuations in the market price of ERI common stock and the related effect on the market value of the merger consideration that MTR stockholders will receive upon completion of the merger;

  •
  ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by MTR stockholders, on the expected terms and schedule;

  •
  delay in closing the mergers;

  •
  difficulties and delays in integrating the MTR and Eldorado businesses or fully realizing cost savings and revenue opportunities;

  •
  business disruption following the mergers;

  •
  the possibility that the mergers and the related integration process could result in the loss of key employees, causing disruption to the on-going business and the loss of customers;

  •
  business uncertainties and contractual restrictions while the mergers are pending;

  •
  changes in circumstances between the signing of the merger agreement and the completion of the mergers, which will not be reflected in the opinion obtained by MTR from its financial advisor;

  •
  potential negative impacts on MTR if the merger agreement is terminated;

  •
  inability to sustain revenues or earnings or grow the business;

  •
  changes in interest rates and capital markets;

  •
  the exposure to litigation, including the possibility that litigation related to the merger agreement and related transactions could delay or impede completion of the mergers;

  •
  competitive conditions;

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  the inability to maintain relationships with customers and key employees;

  •
  the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures;

  •
  general economic conditions;

  •
  the challenges of integrating the companies' financial reporting and internal control systems, particularly in light of the fact that Eldorado, as a private company, has not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act (as defined below);

  •
  the impact, extent and timing of technological changes and regulatory requirements; and

  •
  the factors set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled "Risk Factors" beginning on page 37.

        Additional factors that could cause MTR's results to differ materially from those described in the forward-looking statements can be found in MTR's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See "Incorporation of Certain Documents by Reference" on page 239 for a description of where you can find this information. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to MTR, Eldorado or ERI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this proxy statement/prospectus. Forward-looking statements speak only as of the date on which such statements are made. MTR, Eldorado and ERI undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING

General

        This section contains information about the special meeting MTR has called to consider and vote upon the following matters:

  •
  a proposal to approve and adopt the merger agreement and the MTR merger;

  •
  a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement and the MTR merger; and

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  a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MTR's named executive officers in connection with the MTR merger.

        We are mailing this proxy statement/prospectus to you, as a MTR common stockholder, on or about                        , 2014. Together with this proxy statement/prospectus, we are also sending to you a notice of the special meeting of MTR stockholders and a form of proxy card that MTR's board of directors is soliciting for use at the special meeting and at any adjournments, postponements or continuations of the special meeting.

        This proxy statement/prospectus is also being furnished by ERI to MTR stockholders as a prospectus in connection with the issuance of shares of ERI common stock upon completion of the mergers.

Date, Time and Place of the MTR Special Meeting

        On                        , 2014, the special meeting will be held at                        , at            .m., local time.

MTR Record Date; Shares Entitled to Vote

        MTR's board of directors has fixed the close of business on                , 2014 as the record date for determining the holders of MTR common stock entitled to receive notice of and to vote at the MTR special meeting. As of the record date,                         shares of MTR common stock were issued and outstanding and held by approximately            record holders. Each share of MTR common stock entitles the holder to one vote on each proposal to be considered at the MTR special meeting.

Quorum

        The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the MTR special meeting constitutes a quorum for transacting business at the MTR special meeting. All shares of MTR common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the MTR special meeting.

Vote Required

        We cannot complete the mergers described above unless holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting vote to approve and adopt the merger proposal.

        If a quorum is present at the MTR special meeting, the MTR compensation proposal will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the MTR compensation proposal vote "FOR" the proposal. The adjournment proposal will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the adjournment proposal vote "FOR" the proposal, even if a quorum is not present.

Recommendation of the Board of Directors

        MTR's board of directors recommends that you vote "FOR" approval and adoption of the merger proposal, "FOR" the approval of the adjournment proposal, if necessary or appropriate, and "FOR" the approval of the MTR compensation proposal.

Voting by MTR's Directors and Executive Officers

        As of the record date, directors and executive officers of MTR and their affiliates owned and were entitled to vote                         shares of MTR common stock, representing, in aggregate, approximately        % of the total voting power of MTR. MTR currently expects that MTR's directors and executive officers will vote their shares in favor of the merger proposal, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

        Each copy of this document mailed to holders of MTR common stock is accompanied by a form of proxy with instructions for voting. Giving a proxy means that you authorize the persons named in the enclosed proxy card to vote your shares at the MTR special meeting in the manner you direct. You may vote by proxy or in person at the MTR special meeting.

        If any proxy is returned without indication as to how to vote, the shares of MTR common stock represented by the proxy will be voted as recommended by the MTR board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the MTR special meeting, if any.

        If your shares are held in "street name" by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you may vote by telephone or the Internet.

How to Vote

        If you own shares of MTR common stock in your own name, you are an "owner of record." This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of MTR common stock. If you fail to vote, the proxies cannot vote your shares of MTR stock at the MTR special meeting. If you hold your shares of MTR common stock in your name as a stockholder of record, to submit a proxy, you, as a MTR stockholder, may use one of the following methods:

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  By telephone:    Use any touch-tone telephone to vote your proxy 24 hours a day, seven days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given. The telephone voting system is available until 11:59 p.m., Eastern time, on the day preceding the meeting.

  •
  Through the Internet:    Use the Internet to vote your proxy 24 hours a day, seven days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot. The Internet voting system is available until 11:59 p.m., Eastern time, on the day preceding the meeting.

  •
  By mail:    Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the U.S.

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  In person:    You may come to the MTR special meeting and cast your vote there. If your shares of MTR common stock are held in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in "street name", you must bring a letter from your bank, broker or nominee identifying you as the beneficial owner of the shares and authorizing you to vote such shares at the MTR special meeting.

        MTR requests that MTR stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to MTR as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned to MTR properly executed, the shares of MTR stock represented by it will be voted at the MTR special meeting in accordance with the instructions contained on the proxy card.

        The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on the proposal, your proxy will be voted "FOR" the merger proposal, "FOR" the adjournment proposal, if necessary or appropriate, and "FOR" the MTR compensation proposal.

Shares Held in "Street Name"

        If you are a MTR stockholder and your shares are held in "street name" through a bank, broker or other holder of record, you must provide such firm holding your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in "street name" by returning a proxy card directly to MTR or by voting in person at the MTR special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of MTR common stock on behalf of their customers may not give a proxy to MTR to vote those shares with respect to any of the proposals without specific instructions from their customers, since brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a MTR stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

  •
  your broker, bank or other nominee may not vote your shares on the merger agreement and the mergers, which will have the same effect as a vote "AGAINST" the merger proposal; and

  •
  your broker, bank or other nominee may not vote your shares with respect to the adjournment proposal or the MTR compensation proposal.

        A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in "street name" to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this proxy statement/prospectus. If your shares are held in an account at a bank or other brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

        The Internet and telephone proxy procedures are designed to authenticate stockholders identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 11:59 p.m., Eastern Time, on                        , 2014. Directing the voting of your MTR shares will not affect your right to vote in person if you decide to attend the MTR special meeting.

 Revoking Your Proxy

        You have the power to revoke or change your vote at any time before your shares of MTR common stock are voted at the MTR special meeting by:

  •
  attending and voting in person at the MTR special meeting;

  •
  giving notice of revocation of the proxy at the MTR special meeting; or

  •
  delivering to the Corporate Secretary of MTR at State Route 2 South, P.O. Box 356, Chester, West Virginia 26034, (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares and matters to be considered at the MTR special meeting, bearing a date later than the proxy card previously executed.

        Attendance at the MTR special meeting will not in and of itself constitute a revocation of a proxy.

        If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the MTR special meeting. If you have instructed a bank, broker or other nominee to vote your shares of MTR common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Proxy Solicitations

        The cost of solicitation of proxies for the MTR special meeting will be borne by MTR. In addition to solicitation of proxies by mail, MTR will request that banks, brokers and other such firms send proxies and proxy materials to the beneficial owners of MTR common stock and secure their voting instructions. MTR will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in taking those actions.

        MTR has retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $25,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, MTR may use its directors, officers and employees, who will not be specially compensated, to solicit proxies from MTR stockholders, either personally or by telephone, facsimile, letter or other electronic means, such as by e-mail or by making use of MTR's website for such purpose.

Other Business; Adjournment

        The MTR board of directors is not aware of any other business to be acted upon at the special meeting. The persons named as proxies by a MTR stockholder may propose and vote for one or more adjournments of the MTR special meeting, including adjournments to permit further solicitations of proxies, if necessary or appropriate. Any adjournment may be made from time to time by approval of the MTR stockholders holding a majority of the voting power present in person or by proxy at the MTR special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the MTR special meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding MTR's special meeting, please contact MacKenzie Partners, Inc., MTR's information agent, toll-free at (      )         -       with any questions you may have. Banks and brokers should call (      )        -         .

INFORMATION ABOUT THE COMPANIES

MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        MTR Gaming Group, Inc., a Delaware corporation, is a hospitality and gaming company that owns and operates racetrack, gaming and hotel properties in West Virginia, Pennsylvania, and Ohio. MTR, through its wholly owned subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. MTR considers these three properties, which are located in contiguous states, to be its core assets. Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc.

        MTR was incorporated in March 1988 in Delaware under the name "Secamur Corporation," a wholly owned subsidiary of Buffalo Equities, Inc. In 1996, MTR was renamed MTR Gaming Group, Inc. and since 1998 has operated only in the racing, gaming and entertainment businesses.

        MTR common stock is listed on the Nasdaq Stock Market and is quoted under the symbol "MNTG."

Eldorado HoldCo LLC
345 North Virginia Street
Reno, Nevada 89501
(775) 786-5700

        Eldorado HoldCo, a Nevada limited liability company, was formed in April 2009 to be the holding company for Eldorado Resorts LLC, a Nevada limited liability company ("Eldorado Resorts"). Eldorado Resorts was formed in 1996 and became the successor to a predecessor partnership that constructed the Eldorado Hotel and Casino ("Eldorado Reno"), a premier hotel, casino and entertainment facility centrally located in downtown Reno, Nevada, which opened for business in 1973.

        Eldorado Resorts indirectly owns 100% of the partnership interests of a Louisiana partnership that owns the Eldorado Resort Casino Shreveport ("Eldorado Shreveport") a 403-room all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana. This hotel and riverboat casino complex, which commenced operations under its previous owners in December 2000, is managed by Eldorado Resorts. Eldorado Resorts acquired a majority ownership interest in the hotel and riverboat casino complex in July 2005, began operating it as the Eldorado Shreveport on October 26, 2005 and acquired the remaining minority interest in March 2008.

        Eldorado Resorts also currently owns 96.1858% of ELLC, which is a 50% owner of Silver Legacy, in a joint venture that owns the Silver Legacy Casino, a major themed hotel/casino situated between, and seamlessly connected at the mezzanine level to, the Eldorado Reno and the Circus Circus-Reno, a hotel casino owned and operated by Galleon, Inc., an indirect, wholly owned subsidiary of MGM Resorts International, the other owner of Silver Legacy. The remaining 3.8142% of ELLC is owned by certain members of Eldorado. Under the merger agreement, the completion of the mergers is conditioned upon such members transferring, or entering into an agreement with ERI and Eldorado pursuant to which such members will transfer, their entire interest to Eldorado Resorts.

        Eldorado Resorts also owns a 21.25% interest in Tamarack Crossing, LLC, a Nevada limited liability company that owns and operates Tamarack Junction, a casino in south Reno, which commenced operations on September 4, 2001. Tamarack Junction is situated on approximately 62,000 square feet of land with approximately 13,230 square feet of gaming space and approximately 465 slot machines. One of the conditions to MTR's obligation to complete the mergers is that Eldorado dispose of all of its interest in Tamarack Crossing LLC.

        For purposes of this section and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado" starting on page 207 and unless the context indicates otherwise, all references to "Eldorado" refer to Eldorado HoldCo LLC and its subsidiaries. References to "Eldorado HoldCo" refer to Eldorado HoldCo LLC alone. All references to "Annual Consolidated Financial Statements" and "Consolidated Financial Statements" refer to the financial statements and accompanying notes included in this document under the heading "Index to Eldorado Financial Statements" on page F-1.

Eclair Holdings Company
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Eclair Holdings Company is a Nevada corporation and a direct, wholly owned subsidiary of MTR formed in September 2013. ERI was formed in connection with the merger agreement and the mergers for the purpose of holding MTR and Eldorado as direct wholly owned subsidiaries following completion of the mergers. The business of ERI will be the combined business of MTR and Eldorado.

        This section contains information that may constitute "forward-looking statements." Caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. ERI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, those described in "Risk Factors" beginning on page 37, "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 80 and elsewhere in this proxy statement/prospectus and those described from time to time in future reports filed with the SEC.

Business Overview

Challenges faced by Eclair Holdings Company

        The section below briefly describes some of the key challenges that we expect the combined company will face. This is not intended to be a complete list of all risks and challenges that ERI may face and should be read together with "Risk Factors" beginning on page 37. Additional challenges not currently anticipated by us also may adversely affect our business, financial condition and/or results of operations in a material manner. In addition, ERI may also face challenges caused by actions not directly related to its business, including, but not limited to, acts of war, terrorism and natural disasters.

  •
  Conditions in the gaming industry.  The gaming industry continues to experience the shift from regional gaming choices to convenience choices which has been driven by the introduction of additional casinos to new states in the recent past. This shift has created highly competitive "locals" markets and challenging market conditions, including certain of the markets in which Eldorado and MTR operate. The gaming industry also feels the impact from other forms of entertainment that are aggressively marketed to gaming patrons, as well as the introduction of online gaming in some states. Additionally, uncertainty and low consumer confidence continue to impact discretionary spending, which continues to impact the performance of gaming operators.

  •
  Integration of Eldorado and MTR.  Eldorado and MTR have operated and, until the completion of the mergers, will continue to operate, independently. Certain employees of MTR and

    Eldorado may not be employed after the mergers. In addition, employees of MTR and Eldorado that ERI wishes to retain may elect to terminate their employment as a result of the mergers, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Eldorado's or MTR's ongoing businesses or cause issues with standards, controls, procedures and policies that adversely affect the ability of Eldorado or MTR to maintain relationships with customers and employees or to achieve the anticipated benefits of the mergers. The success of ERI will depend on, among other things, its ability to combine the businesses of Eldorado and MTR in a manner that permits growth opportunities and does not materially disrupt the existing businesses of MTR or Eldorado. If ERI is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.

  •
  Reduction of market share through entry of competition.  The hotel and casino industry is very competitive, and many of our competitors have significantly greater resources than we do. We expect this competition to intensify. Eldorado's and MTR's properties are located in markets that have recently experienced, or are expecting to experience, the development of new casinos or racetracks. Such additional gaming operations may have a material adverse impact on the results of operations of MTR and Eldorado. The effect of such competition would be exacerbated by legalization of gaming in new jurisdictions, expansion of Native American gaming or new forms of gaming, such as Internet gaming.

  •
  Significant leverage.  As a result of the existing credit facilities and outstanding secured notes of MTR, Eldorado and Silver Legacy and the payment of up to $35.0 million in cash consideration to MTR stockholders in the MTR merger, ERI will have a significant amount of indebtedness following the mergers. The pro forma indebtedness of the combined company as of September 30, 2013 is $799.9 million, all of which is secured. This indebtedness may have important negative consequences for ERI, including: (a) limiting its ability to satisfy its obligations; (b) limiting its flexibility in planning for, or reacting to, changes in its businesses and the markets in which it operates; (c) placing it at a competitive disadvantage compared to its competitors that have less debt; (d) limiting its ability to obtain additional financing to fund its working capital requirements, capital expenditures, debt service, general corporate or other obligations; (e) subjecting it to a number of restrictive covenants that, among other things, limit its ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds, and make capital expenditures and other investments; (f) limiting its ability to use operating cash flow in other areas of its business because it must dedicate a significant portion of these funds to make principal and/or interest payments on its outstanding debt; and (g) affecting its ability to renew gaming and other licenses necessary to conduct its business. If ERI is unable to make payments of the principal and interest on and refinance its indebtedness, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, undertaking additional borrowings or issuing additional debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The failure to comply with the terms of its indebtedness could result in an event of default which, if not cured or waived, could have a material negative effect on ERI. In addition, ERI's ability to refinance all or a portion of its indebtedness will depend on the capital markets, the credit markets and its financial condition at such time. ERI may not be able to engage in any of these activities or engage in these activities on desirable terms, resulting in increased financing costs or a default on its debt obligations, which would have a material adverse effect on ERI.

The Merger Subsidiaries

Ridgeline Acquisition Corp.
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Ridgeline Acquisition Corp. is a Delaware corporation, an indirect, wholly owned subsidiary of MTR and a direct, wholly owned subsidiary of ERI. Ridgeline Acquisition Corp. was incorporated in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Ridgeline Acquisition Corp. will merge with and into MTR and cease to exist.

Eclair Acquisition Company, LLC
c/o MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-8000

        Eclair Acquisition Company, LLC is a Nevada limited liability company, an indirect, wholly owned subsidiary of MTR and a direct, wholly owned subsidiary of ERI. Eclair Acquisition Company, LLC was organized in connection with the merger agreement and the mergers, and is not an operating company. Upon the completion of the mergers, Eclair Acquisition Company, LLC will merge with and into Eldorado and cease to exist.

MTR Director Compensation for 2013

        During 2013, the Compensation Committee reviewed the compensation structure for the members of MTR's board of directors to ensure that the annual retainer stipend and committee fees represent a fair reimbursement for the level of work and responsibility assigned to different members of the board. Based on a study of MTR's peer competitor group (which is the same peer group that the Compensation Committee used with respect to MTR's named executive officers as described under "Information About the Companies—MTR Executive Compensation for 2013—Compensation Discussion and Analysis—Compensation Decision Process—Role of Peer Companies and Benchmarking" beginning on page 98), the Compensation Committee established a target compensation level for its board members that are equal to the median level paid its peers in the gaming industry. In addition, the Compensation Committee compared its recommended compensation practices for its board members with a recent report published by the National Association of Corporate Directors (NACD). This study of proxy statements indicated that MTR's compensation structure is reasonable and appropriate when compared with the median average board member compensation for the peer group. Additionally, in MTR's quest to ensure that director's interests are aligned with those of MTR's stockholders, approximately half of each director's (other than Messrs. Billick's and Blatt's) average annual compensation is now comprised of annual stock grants. Additionally, the Compensation Committee established an annual stock distribution plan for directors made pursuant to an exact formula with such grants to be distributed on a specific date in order to avoid any implication that directors might be making grants to themselves on a discretionary basis. The 2013 and prior director MTR RSU awards vest immediately but are not redeemable until the director leaves MTR or is replaced as a result of a change of control. Effective with the January 2014 annual stock grant and pursuant to MTR's non-executive director compensation policy, all equity grants distributed to directors, who have completed a minimum of four years of service and have met the minimum stock ownership guidelines which requires the holding of MTR stock with a minimum value equal to five times such director's annual base retainer fee, be made in common stock instead of MTR

RSUs. Such common stock, in accordance with such compensation policy, will be issued on the fourth Friday in January.

        During 2013 MTR's non-employee directors received an annual stipend of $40,000 and a grant of 15,228 MTR RSUs under the terms of the 2010 Long Term Incentive Plan, or the 2010 Plan. MTR's chairman of the board will also receive an additional annual stipend of $65,000. Additionally, each board committee member or board representative on a corporate committee, except the committee chairman, is entitled to the following annual stipend: Audit Committee: $8,000; Compensation Committee: $4,000; Compliance Committee: $4,000; Finance Committee: $4,000; Nominating Committee: $4,000; Succession Committee: $4,000. Each board committee chairman or board representative serving as chairman of a corporate committee is entitled to the following annual stipend: Audit Committee: $16,000; Compensation Committee: $8,000; Compliance Committee: $8,000; Finance Committee: $8,000; Nominating Committee: $8,000; Succession Committee: $8,000. MTR reimburses board members for expenses incurred in attending meetings.

        MTR has an agreement with Mr. Blatt that commenced in April 2009, that, in addition to his annual director's stipend and fees for board and committee meetings, and annual and special meetings of stockholders, MTR will pay Mr. Blatt $6,000 per month for his services rendered as Assistant Secretary and for office expenses. MTR will make such payments until the earlier of (i) five years or (ii) until such time that Mr. Blatt no longer serves as Secretary or Assistant Secretary. The decision to compensate and reimburse Mr. Blatt for his services was made and approved by the full board in 2009 as recognition of Mr. Blatt's continuing service and availability as Assistant Secretary. MTR's board of directors also recognized that Mr. Blatt's historical perspective and knowledge of MTR's operations would be beneficial to MTR's then newly appointed Chief Executive Officer.

        The following table sets forth the compensation of MTR's non-employee directors for services rendered in 2013.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Steven M. Billick	$117,000	$59,998					$176,998
Robert A. Blatt	$60,000	$59,998				$72,000	$191,998
Richard Delatore	$64,000	$59,998					$123,998
Raymond K. Lee	$68,000	$59,998					$127,998
James V. Stanton	$60,000	$59,998					$119,998
Roger P. Wagner	$60,000	$59,998					$119,998

(1)
Represents the aggregate grant date fair value computed in accordance with ASC 718—Compensation—Stock Compensation (see, for example, Notes 2 and 12 to MTR's Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2012). Each board member was awarded 15,228 MTR RSUs on January 25, 2013, pursuant to the terms of the 2010 Plan. Each MTR RSU was fully vested upon grant and represents a right to receive one share of MTR's common stock upon the earlier to occur of (i) the person's termination of board service, and (ii) a change in control of MTR. The non-employee directors did not have any other stock awards outstanding as of December 31, 2013, other than 10,365, 19,500 and 30,000 MTR RSUs granted to each non-employee director during 2012, 2011, and 2010, respectively.

(2)
No stock options were awarded to non-employee directors during 2013; the non-employee directors did not have any stock option awards outstanding as of December 31, 2013.

(3)
Mr. Blatt received $6,000 per month for services rendered as Assistant Secretary and for office expenses.

MTR Executive Compensation for 2013

Compensation Discussion and Analysis

Introduction

        The following Compensation Discussion and Analysis, or CD&A, describes MTR's 2013 executive compensation program. It summarizes MTR's executive compensation structure and is intended to be read in conjunction with the tables beginning on page 103, which provide detailed historical compensation information for the following named executive officers, or the NEOs, during 2013:

  •
  Jeffrey J. Dahl, who served as MTR's President and Chief Executive Officer through his resignation on May 27, 2013

  •
  Joseph L. Billhimer, Jr., who replaced Mr. Dahl and has served as MTR's current President and Chief Operating Officer since September 8, 2013, previously serving as its Executive Vice President and Chief Operating Officer through May 27, 2013 and as its Acting President and Chief Operating Officer from May 27, 2013 through September 8, 2013

  •
  John W. Bittner, Jr., who served as MTR's Executive Vice President and Chief Financial Officer

  •
  Narciso A. Rodriguez-Cayro, who served as MTR's Vice President—Regulatory Affairs, General Counsel and Secretary until his resignation on January 31, 2014

  •
  Fred A. Buro, who served as MTR's Vice President and Chief Marketing Officer until his resignation on January 28, 2014

        The Compensation Committee (the "Committee") has oversight responsibility for the development and administration of MTR's executive compensation policies and programs. This CD&A explains how and why the Committee arrived at specific compensation policies and decisions for the NEOs in 2013.

        MTR's executive compensation structure consists of three primary components: base salary, annual incentives, and long-term incentives. Within the long-term incentive component, MTR utilizes a mix of programs. Its structure is as follows:

Executive Summary

  2013 Say-on-Pay Vote

        At the 2013 annual stockholder meeting, MTR held a stockholder advisory vote on the compensation of the NEOs, commonly referred to as a say-on-pay vote. MTR's stockholders approved the compensation of its named executive officers, with 73.1% of stockholder votes cast in favor of MTR's say-on-pay resolution.

        As MTR evaluated its compensation practices and its talent needs throughout fiscal 2013, the Committee was mindful of the support that MTR's stockholders expressed for its philosophy of linking compensation to its operating objectives and the enhancement of stockholder value. As a result, the Committee decided to retain its general approach to executive compensation opportunity, with an enhanced emphasis on longer-term performance in MTR's long-term performance cash unit plan (discussed later).

  Corporate Governance Standards

  •
  Leadership structure:  MTR separates the roles of Chairman of the Board and its principal executive officer.

  •
  Performance goal disclosure:  MTR discloses its 2013 incentive plan performance goals and achievement levels.

  •
  Incentive payment thresholds and maximums:  Both the annual bonus plan and the long-term performance cash units plan have threshold performance requirements which must be achieved in order to receive a payment. Maximum payments are capped.

  •
  Retirement benefits:  MTR does not provide any pension plans or nonqualified deferred compensation arrangements for its NEOs. The NEOs are eligible to participate in MTR's qualified retirement plan on the same terms as other eligible employees.

  •
  Executive perquisites and other benefits:  Such benefits are limited to an automobile allowance for business use, modest company-paid medical expenses, and company-paid life insurance premiums. We do not provide income tax gross-ups on perquisites.

  •
  Change-in-control coverage:  MTR believes that this coverage is not excessive in that the NEOs are not provided (a) severance multiples in excess of three times salary and target bonus, (b) single trigger cash payments, and/or (c) modified single trigger provisions. Change-in-control provisions also do not include excise tax gross-ups.

  •
  Tally sheets:  The Committee periodically reviews tally sheets in order to analyze the NEO's total compensation opportunities and potential payments under various termination scenarios.

  •
  Anti-hedging policy:  MTR has a policy that prohibits all directors, executive officers, officers and employees of MTR and its subsidiaries in the Finance and Legal/Compliance Departments and the Director of Internal Audit from engaging in hedging or monetization transactions or similar arrangements with respect to MTR's securities.

  •
  Pledging Policy:  MTR has a policy that prohibits all directors, executive officers, officers and employees of MTR and its subsidiaries in the Finance and Legal/Compliance Departments and the Director of Internal Audit from holding MTR's securities in margin accounts or pledging MTR's securities as collateral for a loan.

  •
  Insider trading policy:  MTR's employees, officers and directors are prohibited from trading in MTR's securities when they are aware of material, nonpublic information about MTR, including during regular quarterly earnings blackout periods.

  •
  Independent compensation consultant:  Aon Hewitt has been retained directly by the Committee, advises on all executive officer pay decisions, keeps the Committee apprised of compensation best practices, and performs no other services for MTR.

  •
  Compensation risk assessment:  MTR conducts an annual risk assessment of compensation policies and practices to ensure that its programs are not reasonably likely to have a material adverse effect on MTR.

  2013 Performance and Company Highlights

        While MTR has not finalized its results for the year ended December 31, 2013, it has experienced increasingly competitive local markets. Additionally, MTR changed its President, entered into a pending strategic transaction and experienced a 23% increase in MTR's stock price during the calendar year.

        Mr. Dahl resigned as MTR's President and Chief Executive Officer effective May 27, 2013. At that time, Mr. Billhimer, MTR's then Executive Vice President and Chief Operating Officer, began serving as its Acting President and Chief Operating Officer, and was approved as its permanent President and Chief Operating Officer effective September 8, 2013. The Committee approved a salary adjustment in May 2013 for Mr. Billhimer to recognize his increased responsibilities as the principal executive officer of the organization, based on a review of relevant factors, including Mr. Billhimer's individual performance and contribution to MTR, and competitive compensation data for similar positions in the gaming industry. Mr. Billhimer's understanding of MTR and its operations, as well as his extensive gaming experience, facilitated a smooth transition during this period.

        On September 9, 2013, MTR entered into the merger agreement pursuant to which MTR and Eldorado agreed to a strategic business combination, subject to customary regulatory and closing conditions, including the approval of MTR's stockholders. MTR believes that the proposed transaction would add high quality gaming assets and increased geographic diversification in attractive markets and improve the financial profile of MTR. For a discussion regarding the impact of consummation of the mergers on Messrs. Billhimer, Bittner, Rodriguez-Cayro and Buro, see "The Mergers—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131 and "The Mergers—Merger-Related Compensation for MTR's Named Executive Officers" beginning on page 134.

        A complete discussion of MTR's performance in 2013 will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in MTR's Annual Report on Form 10-K for the year ended December 31, 2013 when it is filed.

  MTR's Compensation Strategy

        MTR's executive compensation program is designed to attract, motivate and retain critical executive talent, and to motivate behaviors that drive profitable growth and the enhancement of long-term value for MTR's stockholders. Its program includes base salary and performance-based incentives (including both cash and equity opportunities) and is designed to be flexible and to provide target total compensation opportunities at the size-adjusted 50th percentile. The Committee strives to establish and reward achievement of difficult but fair performance criteria, and enhance stock ownership at the executive level. The Committee is guided by the general principles that compensation should be designed to:

  •
  enhance stockholder value by focusing efforts on the performance metrics that drive enterprise value,

  •
  attract, motivate, and retain highly-qualified executives committed to MTR's long-term success,

  •
  assure that MTR's executives receive fair compensation opportunities relative to their peers at similar companies, and fair actual compensation relative to Company performance, and

  •
  align critical decision making with MTR's business strategy and goal setting.

Element	Primary Purpose	Key Characteristics
Base Salary	To compensate the executive fairly for the responsibility level of the position.	To compensate the executive fairly for the responsibility level of the position.
Annual Cash Bonus	To motivate and reward organizational and individual achievement of annual strategic financial and individual objectives.	Variable compensation component. The primary performance components are:
• corporate free cash flow (FCF) goals; and
• individual performance goals.
Long-Term Incentives	To align the executive with stockholder interests, and to reinforce long-term stockholder value.	Variable compensation component. Reviewed and granted annually.
Stock Options	To increase stockholder value.	Stock price growth above the exercise price.
MTR RSUs	To increase stockholder value and promote executive retention.	Stock price growth.
Long-Term Performance Cash Units	To motivate performance achievement over a two-year period and continued retention over an additional one-year period, for a total performance period of three years.	Achievement of long-term corporate free cash flow goals.
Health/Welfare Plan and Retirement Benefits	To provide competitive benefits promoting employee health and productivity and support financial security.	Fixed compensation component.
Perquisites and Other Benefits	To provide business-related benefits, where appropriate.	Fixed compensation component.
Change-in-Control Protection	To bridge employment if employment is terminated following a change-in-control of the company.	Fixed compensation component; only paid in the event the executive's employment is terminated following a change-in-control of the company.
Severance Protection	To bridge future employment if employment is terminated other than "for cause."	Fixed compensation component; only paid in the event the executive's employment is terminated other than "for cause."

2013 Executive Compensation Summary

        The Committee approved the following compensation items in 2013:

Pay Component	Comments
Base Salary

•

Mr. Billhimer received an increase from $340,000 to $500,000 effective May 27, 2013 to reflect his promotion to Acting President, following Mr. Dahl's resignation. Mr. Billhimer's new salary was based on the Committee's review of relevant factors such as individual performance and competitive market data for the role.

• None of the other NEOs received a base salary increase in 2013.
Annual Cash Bonus	• Target bonus (as a percentage of salary) did not change in 2013 for the NEOs.

•

Mr. Dahl will not receive a cash bonus with respect to 2013. Additionally, the Committee has not yet made a determination regarding the satisfaction of the corporate performance criteria for each other NEO or the funding of the individual bonus pool for such NEO. The Committee expects to make these determinations upon, or soon after, the filing of MTR's Annual Report on Form 10-K, and MTR will disclose that information in a Current Report on Form 8-K.

Long-Term Incentives	• Consistent with prior-year practices, the Committee approved 2013 grants based on a thorough review of competitive market data, individual and Company performance, and management's recommendations.
• Value Mix: 50% long-term performance cash units, 30% stock options, and 20% MTR RSUs.

•

Design enhancement: To focus management on longer-term performance achievement, the 2013 grant of long-term performance cash units was subject to a two-year performance period (2013-2014), followed by an additional one-year vesting requirement. MTR's previous plan had a one-year performance period with a two-year additional vesting requirement.

Compensation Decision Process

  Role of the Compensation Committee

        The Committee's primary role is to discharge MTR's board of directors responsibilities regarding compensation policies relating to the executives of MTR and its subsidiaries. The Committee consists of independent directors and is responsible to MTR's board for the oversight of its executive compensation programs. Among its duties, the Committee is responsible for:

  •
  review and assessment of competitive market data from the independent compensation consultant;

  •
  review and approval of incentive goals / objectives and compensation recommendations for property general managers and NEOs;

  •
  evaluation of the competitiveness of each executive's total compensation package;

  •
  approval of any changes to the total compensation package including, but not limited to, salary, annual incentives, long-term incentive award opportunities and payouts, and retention programs; and,

  •
  ensuring MTR's policies and practices relating to compensation do not encourage excessive risk-taking conduct.

        Following review and discussion, the Committee submits recommendations to MTR's board of directors for approval. The Committee is supported in its work by MTR's Chief Financial Officer and staff, and an independent executive compensation consultant.

  Role of the Independent Compensation Consultant

        The Committee retained Aon Hewitt for independent executive compensation advisory services. Aon Hewitt reports directly to the Committee, and the Committee directly oversees the fees paid for the services provided. With the Committee's approval, Aon Hewitt may work directly with management on executive compensation matters. Aon Hewitt did not perform any other consulting services for MTR in 2013.

        Specific roles of the compensation consultant include, but are not limited to, the following:

  •
  identify and advise the Committee on executive compensation trends and regulatory developments;

  •
  provide a total compensation study for executives against peer companies and recommendations for NEO pay;

  •
  provide advice to the Committee on governance best practices as well as any other areas of concern or risk;

  •
  serve as a resource to the Committee Chair for meeting agendas and supporting materials in advance of each meeting;

  •
  review, draft, and comment on proxy disclosure items, including this CD&A; and,

  •
  advise the Committee on management's pay recommendations.

        The Committee has considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to Aon Hewitt, on the one hand, and the Committee, MTR and its management, on the other hand. Based on this review, MTR is not aware of any conflict of interest that has been raised by the work performed by Aon Hewitt.

  Role of Management

        MTR's principal executive officer makes recommendations to the Committee concerning the compensation of the other NEOs and other senior management. In addition, MTR's President and Chief Financial Officer are involved in setting the business goals that are used as the performance goals for the annual incentive plan and long-term performance cash units, subject to the Committee's approval. Both executives work closely with the Committee, Aon Hewitt and management to (i) ensure that the Committee is provided with the appropriate information to make its decisions, (ii) propose recommendations for the Committee's consideration and (iii) communicate those decisions to management for implementation. None of the NEOs, however, play a role in determining their own compensation and are not present at executive sessions in which their pay is discussed.

  Role of Peer Companies and Benchmarking

        The Committee commissioned Aon Hewitt to conduct an annual total compensation study for executive and key manager positions. The Committee reviews competitive market data annually to gain a comprehensive understanding of market pay practices, and combines that information with the discretion to consider experience, tenure, position, and individual contributions to assist with individual pay decisions (i.e., salary adjustments, target bonus, and long-term incentive grants).

        To develop competitive market values for the NEOs, Aon Hewitt utilized both published and private compensation surveys, as well as proxy information for the following ten mid-sized gaming and casino companies:

• Affinity Gaming, LLC	• Ameristar Casinos, Inc.
• Boyd Gaming Corporation	• Churchill Downs, Inc.
• Isle of Capri Casinos, Inc.	• Monarch Casino & Resort, Inc.
• Peninsula Gaming Co, LLC	• Penn National Gaming, Inc.
• Pinnacle Entertainment, Inc.	• Tropicana Entertainment, Inc.

        The selection criteria for the peer group included (a) companies in the Casino & Gaming GICS code, and (b) companies with annual revenues ranging from 1/3x to 3x MTR's annual revenues. Due to the relatively limited number of gaming and casino companies that meet this size criteria, the selection criteria was expanded somewhat to include other mid-sized gaming and casino companies to allow for meaningful total compensation comparisons.

        To account for revenue size differences between MTR and the peer companies, size-adjusted market values were developed using a regression analysis with annual revenues as the independent variable. This statistical technique allowed the Committee to review and rely on estimated 2013 market values that were consistent with MTR's revenue relationship to peer companies.

  Determination of MTR's CEO Compensation

        At the Committee's annual December meeting, in executive session without management present, the Committee reviews and evaluates the compensation of MTR's Chief Executive Officer. The Committee reviews competitive market data, and both corporate financial performance and individual performance. Pay recommendations for its CEO, including salary, incentive payments for the previous year, and equity grants for the current year, are presented to the independent members of MTR's board of directors. During an executive session of MTR's board of directors, the board conducts its own review and evaluation of the CEO's performance.

Considerations for 2013 Compensation

  Base Salary

        Base salaries are designed to recognize the skill, competency, experience and performance an executive brings to his or her position. The Committee determines base salaries using both competitive market data from Aon Hewitt's annual study and a comprehensive assessment of relevant factors such as experience level, value to stockholders, responsibilities, future leadership potential, critical skills, individual contributions and performance, economic conditions, and the market demands for similar talent.

        The NEOs did not receive a salary increase in 2013, except Mr. Billhimer to recognize his increased responsibilities as President of MTR (replacing Mr. Dahl). Mr. Billhimer's new base salary is below the size-adjusted 50th percentile market value, but is appropriate for his new role. The other NEOs are positioned at the size-adjusted 50th percentile.

        The following table summarizes the Committee's salary decisions for 2013.

	Salary on 1/1/2013	Increase Date	Salary on 12/31/2013
J. Dahl	$630,000	—		(1)
J. Billhimer	$340,000	5/27/13(2)	$500,000
J. Bittner	$367,500	—	$367,500
N. Rodriguez-Cayro	$315,000	—	$315,000	(3)
F. Buro	$290,000	—	$290,000	(4)

(1)
Mr. Dahl resigned effective May 27, 2013.

(2)
Reflects Mr. Billhimer's increased responsibilities as President, replacing Mr. Dahl in that role.

(3)
Mr. Rodriguez-Cayro resigned effective January 31, 2014.

(4)
Mr. Buro resigned effective January 28, 2014.

  Annual Incentives (Bonus Plan)

        The NEOs have the opportunity to earn cash incentives annually based on the attainment of critical performance criteria. Performance targets are set annually at the start of the fiscal year. In 2013, after a thorough review of internal equity and the recommendations of Aon Hewitt, the Committee maintained individual target award opportunities for the NEOs based on a percentage of each NEO's base salary as follows:

2013 Target Bonus
J. Dahl	60%
J. Billhimer	50%
J. Bittner	40%
N. Rodriguez-Cayro	40%
F. Buro	40%

        The 2013 annual incentive plan for the NEOs was structured to measure corporate free cash flow (80% of the target award opportunity) and key individual performance objectives (20% of the target award opportunity). Free cash flow is utilized as a metric because the Committee believes that it reflects the results of operations of MTR, the positive and negative impact of capital expenditures and changes in cash flows from other activities. Individual goals were used because they are critical drivers of MTR's financial success. The goals are customized to each NEO and provide the Committee with a mechanism to gauge individual performance achievement on metrics within each NEO's direct control.

        Corporate free cash flow (80% of the target award opportunity):    The corporate free cash flow target for 2013 was $88,170,000. Threshold and stretch performance goals were set at 90% and 120% of targeted free cash flow, respectively. Potential bonus payments were 50% of target bonus for achievement of threshold free cash flow and 200% of target bonus for achievement of stretch free cash flow. If threshold free cash flow was not achieved, then no bonus would be earned for this portion.

        Key individual performance criteria (20% of the target award opportunity):    The size of the individual performance bonus pool is dependent on the level of corporate free cash flow achievement. 50% of the individual performance pool is funded if 80% of the corporate free cash flow target is achieved. The individual performance pool is fully funded at 90% corporate free cash flow performance, but may not exceed 100% funding (unlike the corporate free cash flow portion which may be funded at 200% of target if stretch performance is achieved).

        The individual performance measures, approved by the Committee, typically consider and include individual measures aimed at improving and sustaining maximum profitability and operational efficiency, and responding proactively to critical industry developments. Examples of recent individual performance goals for the NEOs include EBITDA improvement, identification and evaluation of strategic alternatives, continued integration of the Scioto Downs gaming facility, improving guest service measurements, increased market development, selling off non-strategic assets, and ongoing cost containment programs. For 2013, measures were also aimed at directing and facilitating company-wide efforts to monitor and measure team member satisfaction and guest service measurements and to expand market databases of patrons.

        2013 Results:    The Committee will evaluate actual free cash flow performance subject to certain adjustments (e.g., severance costs and strategic costs). While Mr. Dahl did not earn a bonus award in 2013, the Committee has not yet made a determination regarding the satisfaction of this corporate performance criteria for each other NEO or the funding of the individual bonus pool for such NEO. The Committee expects to make these determinations upon, or soon after, the filing of MTR's Annual Report on Form 10-K. MTR will disclose that information in a Current Report on Form 8-K.

	Corporate Free Cash Flow			Individual Performance
							Initial Incentive Earned (% of Target)	Total Incentive Earned (% of Target)
	Weight	Score	Incentive Contribution	Weight	Score	Incentive Contribution
J. Dahl(1)	80%	—	—	20%	—	—	—	—
J. Billhimer	80%	TBD	TBD	20%	TBD	TBD	TBD	TBD
J. Bittner	80%	TBD	TBD	20%	TBD	TBD	TBD	TBD
N. Rodriguez-Cayro	80%	TBD	TBD	20%	TBD	TBD	TBD	TBD
F. Buro	80%	TBD	TBD	20%	TBD	TBD	TBD	TBD

(1)
No bonus award earned for 2013. Mr. Dahl resigned effective May 27, 2013.

  Long-Term Incentives

        The Committee has worked closely with Aon Hewitt over the past three years to enhance the performance orientation of MTR's executive compensation programs. The primary objectives were to design incentive programs for the future that (a) support MTR's strategic business plan, (b) enhance the alignment of management behaviors with stockholder value, (c) address important executive retention issues, and (d) provide the compensation tools necessary for the company to attract critical talent.

  •
  Long-term performance cash units (50% weight):  The Committee believes it is critical to focus executive behavior on the performance elements that drive stockholder value. Accordingly the 2013 grants are based on the attainment of a two-year corporate free cash flow target. Participants may earn 50% to 200% of their target opportunity based on achievement levels ranging from 90% to 120% of the free cash flow goal. No award is earned if performance falls below the threshold. The performance period covers 2013 and 2014, with an additional one-year vesting requirement for earned amounts. Earned and vested amounts are paid in cash.

  •
  Stock options (30% weight):  The Committee believes it is important to focus executive behavior on MTR's share price, in direct alignment with its stockholders' interests. With stock options, participants only recognize value to the extent the share price increases and exceeds the exercise price on the date of grant. 2013 grants will vest over three years in equal installments per year.

  •
  Restricted stock units (20% weight):  The Committee believes it is important to have a minimum level of retention-based awards. With MTR RSUs, participants are focused on the enhancement of MTR's share price and the value of their grant. 2013 grants of MTR RSUs vest on the third anniversary of the grant date and will be paid in shares of MTR stock.

	January 2013 Long-Term Incentive Grants
	Performance Plan (Target $)	Stock Options (#)	Restricted Stock Units (#)
J. Dahl(1)	$189,000	54,800	18,300
J. Billhimer	$102,000	29,600	9,900
J. Bittner	$110,500	32,000	10,700
N. Rodriguez-Cayro	$94,500	27,400	9,100
F. Buro	$87,000	25,200	8,400

(1)
All 2013 and other unvested long-term incentive grants were forfeited when Mr. Dahl resigned effective May 27, 2013.

  CEO Compensation for 2013

        Mr. Dahl served as MTR's President and Chief Executive Officer from January 10, 2011 through his resignation effective May 27, 2013. Mr. Dahl's 2013 compensation items included a base salary rate of $630,000 annually ($322,269 for the time he served as President and Chief Executive Officer in 2013), a target bonus opportunity of 60% of base salary, and long-term incentive grants of 54,800 stock options, 18,300 MTR RSUs, and an $189,000 performance cash unit target.

        Mr. Dahl received an auto allowance of $800 per month and participated in the various Company benefit plans including health and life insurance, and retirement plans. His annual bonus and 2013 long-term incentive grants were forfeited when he resigned in May 2013.

        Mr. Dahl did not receive any special compensation, vesting or other benefits in connection with his resignation.

  Retirement and Benefit Programs

        The NEOs were eligible to participate in various benefit plans including, 401(k), health insurance and life insurance plans that are generally available to all employees. The 401(k) plan provides for a company match, which for 2013 was 50% of the first 4% of permitted employee contributions to the plan, subject to the nondiscrimination testing limitations. Life insurance is also provided to the NEOs at two times salary. In addition to the benefits already listed, the NEOs participate in the Executive Medical Reimbursement Plan ("EMRP"). Under the EMRP, NEOs are eligible for reimbursement of certain medical expenses which would not otherwise be reimbursed to the participant from another source. The maximum annual reimbursement amount that a participant may receive for reimbursement of eligible expenses for the participant and the participant's dependents in any year is $150,000, subject to a $1,000 aggregate deductible. Reimbursements are taxable to the NEO and MTR provides no gross-up for any reimbursements.

  Perquisites/Other Benefits

        It is MTR's intent to continually assess business needs and evolving market practices to ensure that perquisite offerings are competitive and in the best interest of its stockholders. In general, MTR provides limited perquisites or other benefits to executives, which include an automobile allowance for business use, modest company-paid medical expenses and company-paid life insurance premiums, and reimbursement for temporary housing and relocation expenses to certain NEOs. For more information on these perquisites, see the footnotes to the Summary Compensation Table.

  Severance Protection

        Each NEO has an employment agreement with MTR that provides for severance payments in the event the NEOs employment is terminated under certain circumstances. See "—Potential Payments Upon Termination or Change in Control" for more information on the amounts that each NEO is entitled to in the event that his employment is terminated.

  Equity Grant Practices

        The Committee has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other improper timing issues. Under the policy, the Committee has exclusive authority to grant equity awards to the NEOs and other employees. If an employee joins MTR and has been offered stock-based awards as part of their compensation, approval from the Committee will be sought at the next Committee meeting and the exercise price of any stock options will be the closing price of its common stock on NASDAQ on the date of the Committee's approval of the award, unless MTR is in a company-imposed black-out period under its insider trading policy. Under MTR's insider trading policy, NEOs, other employees with access to material non-public information about MTR and directors are always prohibited from engaging in transactions in MTR's securities when in possession of material non-public information and are otherwise restricted from engaging in transactions in MTR's securities during black-out periods. The Committee's policy with respect to equity grants is consistent with MTR's insider trading policy. MTR has a policy that prohibits all directors, executive officers, officers and employees of MTR and its subsidiaries in the Finance and Legal/Compliance Departments and the Director of Internal Audit from engaging in hedging or monetization transactions or similar arrangements with respect to MTR's securities.

  Compensation Risk Assessment

        It is the responsibility of the Committee to ensure that MTR's policies and practices related to compensation do not encourage excessive risk-taking behavior. The Committee has worked closely with Aon Hewitt to design a performance-based compensation system that supports MTR's objective to align stockholder and management interests, supports MTR's strategic business plan, and mitigates the possibility of executives taking unnecessary or excessive risks that would adversely impact MTR. As part of this process, Aon Hewitt has reviewed MTR's compensation programs to assess if any of its programs or policies would encourage unnecessary risks that could have a material adverse impact on MTR. Based on that independent review, MTR believes that its compensation programs and policies are not reasonably likely to have a material adverse effect on MTR. The following factors mitigate the risk associated with our compensation programs:

  •
  MTR's board of directors approves short- and long-term performance objectives for its incentive plans, which MTR believes are appropriately correlated with stockholder value and use multiple metrics to measure performance;

  •
  the Committee's discretion to amend final payouts of both short- and long-term incentive plans;

  •
  the use of company-wide performance metrics for both the short- and long-term incentive programs ensure that no single executive has complete and direct influence over outcomes, encouraging decision making that is in the best long-term interest of stockholders;

  •
  the use of equity and cash opportunities with vesting periods to foster retention and alignment of its executives' interests with those of MTR's stockholders;

  •
  capping the potential payouts under both the short- and long-term incentive plans to eliminate the potential for any windfalls; and,

  •
  the use of competitive general and change-in-control severance programs help to ensure that executives continue to work towards the stockholders' best interests in light of potential employment uncertainty.

  Tax Deductibility of MTR's Programs

        Section 162(m) of the Internal Revenue Code generally limits the federal income tax deduction for compensation paid to NEOs in excess of $1,000,000 for a calendar year, subject to certain exceptions including relating to qualified performance-based compensation. The Committee considers the tax deductibility of compensation paid to MTR's NEOs, but also believes it is important to preserve flexibility in this regard. As discussed above, the primary objectives of MTR's compensation program are to attract, motivate and retain critical executive talent, and to motivate behaviors that drive profitable growth and the enhancement of long-term value for its stockholder. Accordingly, the Committee recognizes that there may be instances where compensation paid by MTR may not be tax deductible.

Summary Compensation Table

        The following table sets forth information regarding compensation for the fiscal years ended December 31, 2013, 2012, and 2011, awarded to, earned by or paid to the named executive officers.

Name and principal position	Year	Salary	Stock Awards (7)	Option Awards (7)	Non-Equity Incentive Plan Compensation		Change In Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation		Total $
(a)	(b)	(c)	(e)	(f)	(g)		(h)	(i)		(j)
Joseph L. Billhimer, Jr.	2013	$429,231	$39,006	$78,221	$—	(1)		$30,014	(2)	$576,472	(1)
President and Chief	2012	$340,000	$46,116	$90,267	$511,006			$13,171		$1,000,560
Operating Officer(8)	2011	$215,308	$43,680	$85,016	$246,152			$72,468		$662,624
John W. Bittner, Jr.	2013	$367,500	$42,158	$84,563	$22,417	(1)		$17,251	(3)	$533,889	(1)
Executive Vice President	2012	$358,077	$47,580	$92,968	$467,932			$14,278		$980,835
and Chief Financial	2011	$350,000	$51,027	$100,147	$347,727			$8,876		$857,777
Officer
Narciso A. Rodriguez-Cayro	2013	$315,000	$35,854	$72,407	$6,250	(1)		$81,080	(4)	$510,591	(1)
Vice President of	2012	$315,000	$42,700	$83,592	$450,364			$168,428		$1,060,084
Regulatory Affairs,	2011	$300,000	$43,804	$85,818	$285,682			$23,022		$738,326
General Counsel and
Secretary(9)
Fred A. Buro	2013	$278,846	$33,096	$66,594	$12,500	(1)		$17,461	(5)	$408,497	(1)
Vice President and Chief	2012	$290,000	$39,284	$76,917	$362,048			$34,533		$802,782
Marketing Officer(10)	2011	$275,577	$40,076	$78,654	$244,081			$39,546		$677,934
Jeffrey J. Dahl	2013	$322,269	$72,102	$144,814	$—	(8)		$9,756	(6)	$548,941
Former President and	2012	$630,000	$85,644	$167,184	$1,013,205			$26,737		$1,922,770
Chief Executive	2011	$566,436	$87,608	$369,594	$631,042			$86,861		$1,741,541
Officer(8)

(1)
As to 2013, amounts represent the vesting of cash awards granted in conjunction with MTR RSUs granted in 2010, as further discussed in footnote 7 below. It does not include payouts under the annual incentive (bonus plan) earned but not yet paid for 2013. The Committee has not yet made a determination regarding the satisfaction of the corporate performance criteria for each NEO (other than Mr. Dahl) or the funding of the individual bonus pool for such NEO. The

  Committee expects to make these determinations upon, or soon after, the filing of MTR's Annual Report on Form 10-K, and MTR will disclose that information in a Current Report on Form 8-K.

(2)
As to 2013, all other compensation for Mr. Billhimer includes $9,600 for auto allowance, $11,063 for medical reimbursement, $3,858 for company-reimbursed healthcare contributions, $1,713 for life insurance premiums and $3,780(net) for 401(k) contribution match.

(3)
As to 2013, all other compensation for Mr. Bittner includes $7,200 for auto allowance, $4,709 for life insurance premiums, $300 for medical reimbursement, $3,259 for company-reimbursed healthcare contributions and $1,783(net) for 401(k) contribution match.

(4)
As to 2013, all other compensation for Mr. Rodriguez-Cayro includes $9,600 for auto allowance, $54,018 for medical reimbursement, $3,858 for company-reimbursed healthcare contributions, $12,011 for temporary housing, and $1,593 for life insurance premiums.

(5)
As to 2013, all other compensation for Mr. Buro includes $7,200 for auto allowance, $3,259 for company-reimbursed healthcare contributions, $2,879 for life insurance premiums and $4,123 for 401(k) contribution match.

(6)
As to 2013, all other compensation for Mr. Dahl includes $4,000 for auto allowance, $2,366 for medical reimbursement, $1,434 for company-reimbursed healthcare contributions and and $1,956 for life insurance premiums.

(7)
The MTR RSUs and stock option awards represent the aggregate grant date fair value computed in accordance with ASC 718—Compensation—Stock Compensation (see, for example, Notes 2 and 12 to MTR's Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2012). The stock options granted in 2013 will vest ratably on the first, second and third anniversaries of the date of grant. The stock awards granted in 2013 will vest 100% on the third anniversary of the date of grant. The cash-based performance awards granted in 2013 relate to the achievement of differing levels of performance (as described above) and are measured by the level of MTR's corporate free cash flow (as described above) over a two-year performance period, which is defined as calendar years 2013 and 2014. Once the performance awards are earned they will vest and become payable at the end of the vesting period, which is defined as a one-calendar year following the performance period. The 2013 cash-based awards were not earned as of December 31, 2013 and are not reported herein but will be reported as such amounts vest. Cash awards that were granted in conjunction with the MTR RSUs granted in 2010 were not earned as of December 31, 2010, and were not reported therein but are reported as such amounts vest. Please also refer to the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table that follows for additional information relating to the cash awards. The MTR RSUs and the cash awards granted during 2010 vest and become non-forfeitable, in equal installments, upon each of the first, second and third anniversaries of the date of grant.

(8)
Mr. Dahl served as President and Chief Executive Officer through his resignation effective May 27, 2013. Mr. Billhimer replaced Mr. Dahl and is MTR's current President and Chief Operating Officer. Mr. Billhimer previously served as MTR's Executive Vice President and Chief Operating Officer through May 27, 2013.

(9)
Mr. Rodriguez-Cayro resigned from MTR effective January 31, 2014.

(10)
Mr. Buro resigned from MTR effective January 28, 2014.

Grant of Plan Based Awards Table

        The following table sets forth information regarding the grant of Plan based awards made during 2013 to the NEOs.

									All other stock awards: Number of shares of stock or units (#)
										All other option awards: Number of securities underlying options (#)		Grant date fair value of stock and Option awards(1)
			Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards					Exercise or base price of option awards ($/Sh)
Name	Grant date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Joseph L. Billhimer, Jr.	1/25/2013	(2)	51,000	102,000	204,000
	1/25/2013	(2)							9,900			$39,006
	1/25/2013	(2)								29,600	$3.94	$78,221
John W. Bittner, Jr.	1/22/2012	(2)	55,125	110,250	220,500
	1/25/2013	(2)							10,700			$42,158
	1/25/2013	(2)								32,000	$3.94	$84,563
Narciso A. Rodriguez-Cayro(3)	1/25/2013	(2)	47,250	94,500	189,000
	1/25/2013	(2)							9,100			$35,854
	1/25/2013	(2)								27,400	$3.94	$72,407
Fred A. Buro(4)	1/25/2013	(2)	43,500	87,000	174,000
	1/25/2013	(2)							8,400			$33,096
	1/25/2013	(2)								25,200	$3.94	$66,594
Jeffrey J. Dahl(5)	1/25/2013	(2)	94,500	189,000	378,000
	1/25/2013	(2)							18,300			$72,102
	1/25/2013	(2)								54,800	$3.94	$144,814

(1)
Represents the fair value of the awards on their respective grant dates calculated in accordance with ASC 718—Compensation—Stock Compensation. There can be no assurance that these amounts will correspond to the actual value that will be recognized by the NEOs.

(2)
Represents the grant of (i) nonqualified stock options to purchase shares of MTR's common stock; (ii) MTR RSUs; and (iii) cash-based performance awards under the 2010 Plan. The stock options vest and become exercisable in equal installments on each of the first, second and third anniversaries of the date of grant. Further, all unvested options will fully vest and become exercisable immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change in control of MTR. The MTR RSUs vest and become non-forfeitable upon the third anniversary of the date of grant; and all unvested MTR RSUs will vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee, (ii) consummation of a change of control of MTR or (iii) pursuant to the terms of Messrs. Bittner and Rodriguez-Cayro employment agreements, upon termination of employment by MTR without cause or by the executive for good reason. The cash-based performance awards relate to the achievement of differing levels of performance (as defined) and are measured by the level of MTR's corporate free cash flow (as defined) over a two-year performance period, which MTR defines as calendar years 2013 and 2014. The performance award levels are accrued at target based on MTR's 2013 performance, and the awards earned will vest and become payable at the end of the vesting period, which MTR defines as the one-calendar year period following the Performance Period. The earned awards also vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of MTR.

(3)
Effective upon Mr. Rodriguez-Cayro's resignation from MTR, effective January 31, 2014, the 2013 non-equity incentive plan and unvested option awards noted herein were forfeited because the awards were not earned under the terms of the 2010 Plan. Under the terms of Mr. Rodriguez-Cayro's employment contract, the unvested stock awards noted herein vested immediately.

(4)
Effective upon Mr. Buro's resignation from MTR, effective January 28, 2014, the 2013 non-equity incentive plan, unvested stock and option awards noted herein were forfeited because the awards were not earned under the terms of the 2010 Plan.

(5)
Effective upon Mr. Dahl's exit from MTR, effective May 27, 2013, the 2013 non-equity incentive plan, stock and option awards, noted herein were forfeited because the awards were not earned under the terms of the 2010 Plan.

        On January 24, 2014, the Committee approved the grant, pursuant to MTR's 2010 Plan, to Messrs. Billhimer and Bittner of (i) 85,100 MTR RSUs with a fair value of $5.26 per unit, the NASDAQ official average price per share on that date; and (ii) cash-based performance awards totaling $450,300. The MTR RSUs will vest and become non-forfeitable upon the third anniversary of the date of grant; and all unvested MTR RSUs will vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee, (ii) consummation of a change of control of MTR or (iii) pursuant to the terms of Mr. Bittner's employment agreement, upon termination of employment by MTR without cause or by the executive for good reason. The cash-based performance awards relate to the achievement of differing levels of performance (as described above) and are measured by the level of MTR's corporate free cash flow (as described above) over a two-year Performance Period, which is defined as the calendar years 2013 and 2014. The earned awards, if any, will vest and become payable at the end of the vesting period, defined as the one-calendar year period following the Performance Period. The earned awards also vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of MTR.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

        On January 6, 2011, MTR appointed Mr. Jeffrey J. Dahl as President and Chief Executive Officer of MTR and entered into an employment agreement with Mr. Dahl, effective January 10, 2011, for a term of three (3) years, with automatic one-year extensions unless a notice of non-renewal is timely furnished prior to the next applicable extension period. However, Mr. Dahl resigned from MTR's board of directors effective March 27, 2013 and from MTR, as its President and Chief Executive Officer, effective May 27, 2013. His employment agreement provided for an annual base salary of $600,000 (or such greater amount as may be approved from time to time by the Compensation Committee) and participation in MTR's annual incentive plan as may be in effect from time to time, with a target bonus opportunity of 50% of his base salary (or such other amount as may be determined by the Committee). Under his agreement, Mr. Dahl was also eligible to participate in MTR's Long-Term Incentive Program as may be in effect from time to time and was eligible to participate in MTR's employee benefit plans. Pursuant to his employment agreement, MTR granted to Mr. Dahl a nonqualified stock option to purchase a total of 150,000 shares of MTR's common stock, 1/3 of which vested and became exercisable on the date of grant, and 2/3 of which will vest and become exercisable in equal installments on the first and second anniversaries of the effective date of the employment agreement, subject to Mr. Dahl's continued employment with MTR as of each applicable vesting date. The employment agreement provided that MTR would maintain, at MTR's cost, a term life insurance policy with a face value equal to Mr. Dahl's base salary. The employment agreement also provided for four weeks of paid vacation per year, reimbursement of certain expenses, and an up-front cash payment in an amount of $75,000 for expenses incurred or to be incurred by Mr. Dahl in relocating his residence, 50% of which was subject to repayment in the event his employment terminates during the second year of his employment. Effective as of December 1, 2011, MTR entered into an amendment to Mr. Dahl's employment agreement that provided for an annual base salary of $630,000 and participation in MTR's annual incentive plan with a target bonus opportunity of 60% of his base salary.
        For information regarding agreements with, and grants to, Messrs. Billhimer, Bittner, Rodriguez-Cayro and Buro, see "The Mergers—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131 and "The Mergers—Merger-Related Compensation for MTR's Named Executive Officers" beginning on page 134.

Compensation Committee Interlocks and Insider Participation

        The current members of the Committee are Messrs. Wagner, Billick and Lee, each of whom is an independent director. Mr. Billick was MTR's interim Chief Executive Officer during the period between the resignation of its former chief executive officer on September 28, 2010 and the hiring of Mr. Dahl, as MTR's President and Chief Executive Officer, on January 10, 2011. While he served as interim Chief Executive Officer, Mr. Billick did not serve as a member of the Committee. Other than Mr. Billick, no member of the Committee (i) was, during 2013, or had previously been an officer or employee of MTR or its subsidiaries nor (ii) had any direct or indirect material interest in a transaction of MTR or a business relationship with MTR, in each case that would require disclosure under the applicable rules of the SEC. No other interlocking relationship existed between any member of the Committee or an executive officer of MTR, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

        The Committee is authorized to review all compensation matters involving directors and executive officers, and its approval is required for any compensation to be paid to executive officers or directors who are employees of MTR.

Outstanding Equity Awards at Fiscal Year-End Table

        The following table sets forth information concerning outstanding equity awards for each NEO as of December 31, 2013.

	Option awards					Stock awards
Name(2)	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Joseph L. Billhimer, Jr.	30,690	15,810		$2.78	5/4/2021	15,600	$43,368
	18,933	37,867		$2.44	1/27/2022	18,900	$46,116
		29,600		$3.94	1/25/2023	9,900	$39,006
John W. Bittner, Jr.	25,000			$11.30	4/13/2015
	20,000			$16.27	4/27/2017
	20,000			$14.79	6/26/2017
	43,362	22,338		$2.32	1/28/2021	21,900	$50,808
	19,500	39,000		$2.44	1/27/2022	19,500	$47,580
		32,000		$3.94	1/25/2023	10,700	$42,158
Narciso A. Rodriguez-Cayro	37,158	19,142		$2.32	1/28/2021	18,800	$43,616
	17,533	35,067		$2.44	1/27/2022	17,500	$42,700
		27,400		$3.94	1/25/2023	9,100	$35,854
Fred A. Buro	34,056	17,544		$2.32	1/28/2021	17,200	$39,904
	16,133	32,267		$2.44	1/27/2022	16,100	$39,284
		25,200		$3.94	1/25/2023	8,400	$33,096

(1)
Outstanding MTR RSUs awarded in 2013 will vest as follows, subject to the executives continued employment as of the applicable vesting date: as to Mr. Billhimer 9,900, Mr. Bittner 10,700, Mr. Rodriguez-Cayro 9,100, and Mr. Buro 8,400 will vest on January 25, 2016. Outstanding MTR RSUs awarded in 2012 will vest as follows, subject to the executives continued employment as of the applicable vesting date: as to Mr. Billhimer 18,900, Mr. Bittner 19,500, Mr. Rodriguez-Cayro 17,500, and Mr. Buro 16,100 will vest on January 27, 2015. Outstanding MTR RSUs issued in 2011 will vest as follows: as to Mr. Bittner 21,900, Mr. Rodriguez-Cayro 18,800 and Mr. Buro 17,200 will vest on January 28, 2014. As to Mr. Billhimer, 15,600 will vest on May 4, 2014. Vesting will be accelerated upon consummation of a change of control of MTR, or in the cases of Messrs. Bittner and Rodriguez-Cayro, upon the termination of employment by MTR without cause or by the executive with good reason.

Option Exercises and Stock Vested Table

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
Jeffrey J. Dahl	259,449	$343,942
John W. Bittner, Jr.			33,333	$152,000
Narciso A Rodriguez-Cayro			8,334	$33,419
Fred A. Buro			16,666	$66,497

Potential Payments upon Termination or Change in Control

        The following describes the severance provisions contained in the employment agreements of the NEOs.

        Mr. Joseph L. Billhimer, John W. Bittner, Jr., Narciso A. Rodriguez-Cayro, and Fred A. Buro.    The employment agreements for Messrs. Billhimer, Bittner, Rodriguez-Cayro, and Buro provide that in the event of termination of employment for any reason, the executive will receive (i) earned but unpaid base salary and accrued and unused vacation pay, (ii) reimbursement for reasonable business expenses then outstanding, (iii) any bonus earned and approved to be paid with respect to completed fiscal periods that precede the date of termination but have not yet been paid, and (iv) all payments, rights and benefits due as of the date of termination under the terms of MTR's employee and fringe benefit plans and programs in which the executives participated. We refer to these benefits collectively as the "Accrued Rights."

        In the event of termination by MTR without "cause" (as defined in each employment agreement) or, in the cases of Messrs. Billhimer, Bittner and Rodriguez-Cayro, the executive resigns with "good reason" (as defined in each employment agreement), (a) the executives will receive, in addition to the Accrued Rights, (i) continued payment of his base salary for 12 months following the date of termination (the "Severance Period"), (ii) a bonus amount, which shall be paid in a lump sum within thirty (30) days of approval by the Compensation Committee, based on the achievement of the applicable performance criteria for the year in which termination occurred, adjusted on a pro rata basis to the number of days the executive was employed in such year, provided he was employed for at least six months during such year and (iii) continued medical coverage under MTR's group health plan for the Severance Period (the benefits in the foregoing clauses (i)-(iii), the "Severance Payments") and (b) in the cases of Messrs. Bittner and Rodriguez-Cayro, all of the executive's then-outstanding and otherwise unvested MTR RSUs will immediately vest upon such termination and be paid out in accordance with the terms of thereof. The Severance Payments and, as applicable, accelerated vesting, are subject to the executive officer's execution of a general release of claims against MTR.

        In the event of the executive's death, his estate or beneficiaries will be entitled to receive the proceeds of the life insurance policy specified per the terms of his employment agreement or benefit plans as approved by the Committee. In addition, with respect to Mr. Rodriguez-Cayro, in the event of his death or disability, MTR will continue to pay the cost of his health insurance premiums for a period of one year.

        In the event that Messrs. Billhimer's, Bittner's, Rodriguez-Cayro's or Buro's employment terminates upon expiration of the employment agreement (including any renewal thereof) by reason of MTR's provision of a non-renewal notice, then the executive will receive the Accrued Rights and the Severance Payments.

        If a "change in control" (as defined in each employment agreement) occurs during the term of the employment agreement and, prior to the first anniversary of the date of consummation of such change in control, Messrs. Billhimer's, Bittner's, Rodriguez-Cayro's or Buro's employment is terminated by MTR without "cause" or by the executive with "good reason", then the named executive officer will receive the Accrued Rights and the Severance Payments, except that (instead of the 12 month period that applies prior to a change in control) the Severance Period would be 18 months.

        For information, see "The Mergers—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131 and "The Mergers—Merger-Related Compensation for MTR's Named Executive Officers" beginning on page 134.

Potential Payments upon Termination or Change in Control Table

        The following table describes and quantifies certain compensation that would become payable under existing agreements, plans and arrangements with named executive officers (other than Mr. Dahl, who terminated during 2013 and whose termination payments are described in the Summary Compensation Table) if employment was terminated on December 31, 2013, given compensation levels as of such date and, if applicable, based on MTR's closing stock price on that date.

Name	Compensation Components	Voluntary		Involuntary With Cause		Involuntary Without Cause/For Good Reason		Failure to Extend Contract		Death		Disability		Change in Control(8)	Change in Control with Termination or Good Reason
Joseph L. Billhimer, Jr	Salary	$34,403	(1)	$34,403	(1)	$534,403	(2)	$534,403	(2)	$34,403	(1)	$34,403	(1)		$884,403	(3)
	Other Benefits					$15,303	(2)	$15,303	(2)	$1,000,000	(4)				$22,955	(3)
	Options(5)(6)(7)	$124,540				$124,540		$124,540		$301,278		$301,278		$301,278	$301,278
	Restricted Units(6)(7)									$229,104		$229,104		$229,104	$229,104
	Cash Awards(7)									$359,500		$359,500		$410,500	$410,500
TOTAL		$158,943	(1)	$34,403	(1)	$674,246	(2)	$674,246	(2)	$1,924,285	(1)	$924,285	(1)	$940,882	$1,848,240	(3)
John W. Bittner, Jr	Salary/Bonus	$80,385	(1)	$80,385	(1)	$447,885	(2)	$447,885	(2)	$80,385	(1)	$80,385	(1)		$631,635	(3)
	Other Benefits					$13,073	(2)	$13,073	(2)	$735,000	(4)				$19,610	(3)
	Options(5)(6)(7)	$176,188				$176,188		$176,188		$384,748		$384,748		$384,748	$384,748
	Restricted Units(6)(7)					$268,836		$268,836		$268,836		$268,836		$268,836	$268,836
	Cash Awards(7)									$399,773		$399,773		$454,898	$454,898
TOTAL		$256,573	(1)	$80,385	(1)	$905,982	(2)	$905,982	(2)	$1,868,742	(1)	$1,333,742	(1)	$1,108,482	$1,759,727	(3)
Narciso A. Rodriguez-Cayro	Salary	$12,115	(1)	$12,115	(1)	$327,115	(2)	$327,115	(2)	$12,115	(1)	$12,115	(1)		$484,615	(3)
	Other Benefits					$15,303	(2)	$15,303	(2)	$645,303	(4)				$22,955	(3)
	Options(5)(6)(7)	$153,218				$153,218		$153,218		$336,392		$336,392		$336,392	$336,392
	Restricted Units(6)(7)					$234,264		$234,264		$234,264		$234,264		$234,264	$234,264
	Cash Awards(7)									$340,625		$340,625		$387,875	$387,875
TOTAL		$165,333	(1)	$12,115	(1)	$729,900	(2)	$729,900	(2)	$1,568,699	(1)	$923,396	(1)	$958,531	$1,466,101	(3)
Fred A. Buro	Salary/Bonus	$24,375	(1)	$24,375	(1)	$314,375	(2)	$314,375	(2)	$24,375	(1)	$24,375	(1)		$459,375	(3)
	Other Benefits					$13,073	(2)	$13,073	(2)	$580,000	(4)				$19,610	(3)
	Options(5)(6)(7)	$140,601				$140,601		$140,601		$308,936		$308,936		$308,936	$308,936
	Restricted Stock Units(6)(7)									$215,172		$215,172		$215,172	$215,172
	Cash Awards(7)									$314,960		$314,960		$358,460	$358,460
TOTAL		$164,976	(1)	$24,375	(1)	$468,049	(2)	$468,049	(2)	$1,443,443	(1)	$863,443	(1)	$882,568	$1,361,553	(3)

(1)
Amount represents (i) earned but unpaid base salary and accrued and unused vacation pay, and (ii) all payments, rights and benefits due as of the date of termination under the terms of MTR's employee and fringe benefit plans and programs in which the NEOs participated. The amount does not include any bonus earned and approved to be paid with respect to the year ended December 31, 2013, which, together with the benefits in clauses (i) and (ii) in the foregoing sentence, constitute the "Accrued Rights". The Committee has not yet made a determination regarding the bonus amounts with respect to 2013. For more information, see footnote (1) to the Summary Compensation Table beginning on page 103.

(2)
Amount represents, in addition to the "Accrued Rights", (a)(i) continued payment of base salary for 12 months following the date of termination (the "Severance Period"), and (ii) continued medical coverage under MTR's group health plan for the Severance Period, and (b) for Messrs. Bittner and Rodriguez-Cayro, the value of all of such NEO's then-outstanding and otherwise unvested MTR RSUs. The amount does not include any bonus earned and approved to be paid with respect to the year ended December 31, 2013, which together with the benefits in subclauses (a)(i) and (a)(ii) in the foregoing sentence, constitute the "Severance Payments". As described in footnote (1) above, the Committee has not yet made a determination regarding the bonus amounts with respect to 2013.

(3)
Amounts represent "Accrued Rights" and "Severance Payments" (with a severance period of 18 months) assuming the named executive officer's employment was terminated by MTR without "cause" or by the named executive officer with "good reason" as of December 31, 2013, and that a "change in control" (as defined in the employment agreements) occurred within one year prior to such termination. The amount does not include any bonus earned and approved to be paid with respect to the year ended December 31, 2013. For more information regarding the 2013 bonus, see footnote (1) above.

(4)
Amount represents, in the event of death, proceeds of a life insurance policy specified per terms of the employment agreement or benefit policy as approved by the Committee and, for Mr. Rodriguez-Cayro, continuation of health care coverage for a period of one year.

(5)
Amount would represent in-the-money value of vested options to purchase common stock based on the closing market price of MTR's common stock on December 31, 2013, of $5.16.

(6)
For options granted prior to 2011 if a NEO's relationship with MTR is terminated (other than as a result of his death or disability), the NEO may exercise the options granted to him, to the extent exercisable on the date of such termination, at any time within three months after termination, but not thereafter and in no event after the date the award would otherwise have expired. However, if such relationship is terminated either (a) for cause, or (b) without the consent of MTR, such exercisable options shall terminate immediately. In addition, in the event the NEO's employment is terminated in connection with a change of control of MTR, then the employee will have the right to exercise the option until the date the award otherwise would have expired. If a NEO dies (a) while he is an employee of MTR, (b) within three months after termination (unless such termination was for cause or without the consent of MTR), or (c) within one year following the termination by reason of his disability, the options granted to him as an employee, may be exercised, to the extent exercisable on the date of his death, by his legal representative at any time within one year after death but not thereafter and in no event after the date the option would otherwise have expired. If the NEO's relationship with MTR has terminated by reason of his disability, the options granted to him as an employee may be exercised, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

(7)
2013, 2012 and 2011 awards issued pursuant to MTR's long-term incentive plan, in the event:

(i)
the NEO's service with MTR is terminated by reason of death or disability, all unvested shares covered by stock options held by the NEO shall immediately become fully vested as of the date of termination; all MTR RSUs held by the NEO at the date of termination and still subject to the vesting period shall immediately become fully vested as of the date of termination; and the NEO shall be paid a prorated earned cash award. The prorated earned cash-based performance award shall equal the product of (x) the earned cash-based performance award the NEO would have earned based on actual performance measured as of the end of the performance period and (y) a fraction, the numerator of which is the number of full calendar months that the NEO was employed by MTR during the performance period and the denominator of which is the number of months in the performance period. If the NEO's employment is terminated after the end of the performance period but prior to the end of the vesting period due to death or disability, then the NEO shall immediately be entitled to the earned cash-based performance award.

(ii)
the NEO's employment with MTR is terminated for reasons other than death or disability, the NEO may exercise the options granted to him, to the extent exercisable on the date of such termination, at any time within three months after termination, but not thereafter and in no event after the date the award would otherwise have expired. However, if such relationship is terminated either (a) for cause, or (b) without the consent of MTR, such exercisable options shall terminate immediately, the shares covered by the stock option not yet vested as of the date of termination shall be forfeited; all MTR RSUs still subject to the vesting period shall be forfeited unless vesting is otherwise provided for in employment agreement; and the NEO shall not be entitled to payment of any cash-based performance award.

(iii)
of a change in control prior to the NEO's termination of service, all shares covered by the stock options that have not previously become vested shall immediately vest subject to applicable federal and state securities laws; the vesting period imposed on the MTR RSUs shall immediately lapse, with all such MTR RSUs vesting subject to applicable federal and state securities laws; and during the performance period of the cash-based performance award, the NEO shall be entitled to a payment equal to the NEO's target award opportunity or after the end of the performance period but prior to the end of the vesting period the NEO shall be immediately entitled to the earned award.

(8)
"Change in Control" shall mean the occurrence of any of the following:

(i)
the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of more than 50% of the (A) then outstanding voting stock of MTR; or (B) the combined voting power of the then outstanding securities of MTR entitled to vote;

(ii)
an ownership change in which the stockholders of MTR before such ownership change do not retain, directly or indirectly, at least a majority of the beneficial or legal interest in the voting stock of MTR after such transaction, or in which MTR is not the surviving company;

(iii)
the direct or indirect sale or exchange by the beneficial owners (directly or indirectly) of MTR of all or substantially all of the assets of MTR; or

(iv)
during any 24-month period, individuals who, as of the beginning of such period, constitute MTR's board of directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of its board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on MTR's board (either by a specific vote or by approval of the proxy statement of MTR in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of MTR as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than MTR's board shall be deemed to be an Incumbent Director.

THE MERGERS

        The following is a discussion of the mergers and the material terms of the merger agreement by and among MTR, Eldorado and the other parties thereto. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about MTR or Eldorado. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings MTR makes with the SEC, as described in the section entitled "Incorporation of Certain Documents by Reference" beginning on page 239.

General Description of the Mergers

        Pursuant to the terms and subject to the conditions of the merger agreement, MTR and Eldorado are entering into a strategic business combination through the mergers described below.

        Under the terms of the merger agreement, (i) Ridgeline Acquisition Corp. will merge with and into MTR, with MTR surviving the merger, and (ii) Eclair Acquisition Company, LLC will merge with and into Eldorado, with Eldorado surviving the merger. It is intended that each merger will occur substantially simultaneously with the other merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. ERI will own all of the outstanding shares of MTR common stock and all of the outstanding Eldorado membership interests. The holders of MTR common stock and Eldorado membership interests prior to the mergers will together own all of the outstanding shares of common stock of ERI following the mergers.

        Prior to entering into the merger agreement, Eclair Holdings Company, a Nevada corporation, was formed as a wholly owned direct subsidiary of MTR. In addition, prior to entering into the merger agreement, Ridgeline Acquisition Corp., a Delaware corporation, and Eclair Acquisition Company, LLC, a Nevada limited liability company, were formed as direct, wholly owned subsidiaries of Eclair Holdings Company.

Background of the MTR-Eldorado Mergers

        Over the past several years, the pace of change in the racing and gaming industry in the United States, especially for regional operators, has continued to accelerate, with many of those changes related to achieving size and scale as well as minimizing dependency on particular regional markets. For example, in May 2012, Penn National Gaming announced its acquisition of Harrah's St. Louis, and Boyd Gaming Corp. announced its acquisition of Peninsula Gaming. Following such announcement, in June 2012, MTR entered into a nondisclosure agreement with Company A (a strategic buyer), following various calls between management, in order to commence discussion about a potential business combination. These discussions continued from time to time through 2012 and into late January 2013, but ultimately did not lead to a transaction.

        In mid-September 2012, Macquarie Capital had arranged one-on-one meetings for Jeffrey J. Dahl, then the President and Chief Executive Officer of MTR, and John W. Bittner, Executive Vice President and Chief Financial Officer of MTR, with representatives of Company B (a strategic buyer) and Thomas Reeg, Senior Vice President of Strategic Development of Eldorado, about the state of the industry and, conceptually, a potential combination with MTR. Following these meetings, various calls were held, which led to the execution of nondisclosure agreements with each of Eldorado and Company B on October 18, 2012 and October 22, 2012, respectively, and on-site visits at MTR's facilities scheduled between late October and early November 2012. The closing price of a share of MTR common stock on Nasdaq (the "MTR Closing Price") on October 18, 2012 was $3.81. Following such meetings, each of Eldorado and Company B indicated that they should continue to have a dialogue from time to time and remained interested in the event that MTR decided to further explore a transaction. Neither Eldorado nor Company B presented formal proposals for the MTR board of directors to consider.

        Following such discussions, MTR management contacted Macquarie Capital about being engaged by MTR to assist it in exploring strategic alternatives. These discussions with Macquarie Capital were reported to the MTR board of directors and its Finance Committee. Narciso A. Rodriguez-Cayro, General Counsel of MTR, advised members of the MTR board of directors of their fiduciary duties in connection with the engagement of Macquarie Capital and exploring MTR's strategic alternatives. Ultimately, MTR engaged Macquarie Capital on December 4, 2012, and, on December 10, 2012, Macquarie Capital was instructed to begin confidentially contacting potential buyers to commence a process to determine interest in a potential combination with MTR. The MTR Closing Price on each of December 4, 2012 and December 10, 2012 was $2.89 and $2.98, respectively.

        In total, Macquarie Capital contacted 18 potential buyers, including three financial buyers and 15 strategic buyers, including Eldorado, JEI, Company A, Company B, Company C (a strategic buyer) and Company D (a strategic buyer). Eight potential buyers, including Eldorado, Company A and Company B, had executed nondisclosure agreements and received confidential marketing materials and had access to an online data room that provided additional due diligence information about MTR. JEI declined to participate and did not enter into a nondisclosure agreement with MTR. Process letters were distributed on January 23, 2013, with preliminary indications of interest due to Macquarie Capital on February 14, 2013. The MTR Closing Price on each of January 23, 2013 and February 14, 2013 was $4.05 and $3.99, respectively. On February 14, 2013, Eldorado submitted an indication of interest in a merger valuing MTR's equity between 5.8x and 6.0x projected earnings before interest, taxes, depreciation and amortization ("EBITDA") for 2013, while valuing Eldorado at 7.25x 2013 EBITDA for its wholly owned operations and 50% ownership interest in Silver Legacy plus $10 million of equity value for its interest in Tamarack Casino. As part of its indication of interest, Eldorado proposed to include a cash offer to existing MTR stockholders of between $25 million and $40 million in lieu of retaining stock in the combined entity. Company B did not submit a formal indication of interest but provided a verbal indication of interest in completing a combination with MTR at a valuation that was substantially below Eldorado's proposed valuation. Company A, Company C and Company D declined to submit an indication of interest for the purchase of MTR, but each of Company C and Company D verbally indicated a desire to pursue a transaction involving the acquisition of Scioto Downs on a standalone basis. Macquarie Capital reviewed these indications of interest with the MTR board of directors, MTR management and representatives of Stevens & Lee, P.C., legal advisor to MTR, which we refer to as Stevens & Lee, on February 18, 2013. Representatives of Stevens & Lee also responded to questions from members of the MTR board of directors in connection with the process undertaken, their review of the proposals and next steps. During the meeting, Macquarie Capital indicated that Company E (a strategic buyer) had approached it late in the process and may be interested in participating. The MTR board of directors, following a discussion with management, Macquarie Capital and representatives of Stevens & Lee, decided that pursuing a potential transaction for the sale of Scioto Downs and continuing on a standalone basis post-closing would present significant challenges and was not in the best interests of MTR and its stockholders. Given the terms being proposed, the MTR board of directors also considered terminating discussions with all interested parties regarding a potential whole company transaction. Ultimately, however, the MTR board of directors authorized Macquarie Capital to contact Company E about entering into a nondisclosure agreement and submitting an indication of interest. The MTR board of directors otherwise tabled discussions regarding any potential whole company transaction until its next regularly scheduled meeting on March 6, 2013. Between the February 18 and March 6, 2013, JEI expressed to MTR management that it would be interested in pursuing a potential transaction. At the same time, discussions between Macquarie Capital and Company E did not result in Company E entering into a nondisclosure agreement or Company E indicating an interest in pursuing a transaction. These discussions, including consideration of a potential standalone strategic alliance with a gaming maker, which would not have resulted in the sale of either

MTR or any assets of MTR, were reported to the MTR board of directors on March 6, 2013. The MTR board of directors authorized the MTR Finance Committee to follow up on each of the discussions with Company E and JEI. On March 13, 2013, Macquarie Capital was instructed to terminate further discussions regarding a sale process.

        On March 27, 2013, Mr. Dahl tendered his resignation as a member of the MTR board of directors and, pending the appointment of his successor, as President and Chief Executive Officer of MTR. Mr. Dahl ultimately resigned on May 27, 2013, and, effective as of such date, Joseph L. Billhimer, MTR's Chief Operating Officer, was also appointed as Acting President. Mr. Dahl indicated that he had decided to resign to pursue other business opportunities. As disclosed in connection with Mr. Dahl's resignation from the MTR board of directors, MTR was not aware of any disagreements between Mr. Dahl and MTR regarding any matter related to MTR's operations, policies or practices.

        During March and April 2013, MTR management held various discussions with industry participants, including, among other things, a potential joint venture with Company C and a potential transaction with JEI. These discussions were reported to the MTR board of directors at its regularly scheduled meeting on May 1, 2013.On May 6, 2013, JEI publicly announced a non-binding proposal for MTR to combine with JEI, which was ascribed an equity value of $144.5 million. The MTR Closing Price on May 6, 2013 was $3.77. The Finance Committee directed MTR management, prior to providing any confidential information and commencing discussions, to enter into a nondisclosure agreement with JEI along the same terms as those entered into by other interested parties with MTR earlier in 2013. After initially beginning discussions about entering into nondisclosure agreements between JEI and MTR, JEI notified MTR in mid-May 2013 that JEI did not intend to receive material nonpublic information regarding MTR. However, beginning in June 2013, the parties began negotiating nondisclosure agreements, which were entered into on June 26, 2013.

        On May 20, 2013, Eldorado submitted an unsolicited, non-binding indication of interest to Macquarie Capital to combine with MTR. It valued the enterprises of each of Eldorado, Eldorado's interest in Silver Legacy and MTR at 6.75x their respective projected 2013 adjusted EBITDA. Based upon this proposal and assumptions, Eldorado valued MTR at approximately $5.10 per share. Eldorado indicated that it was ready to commence due diligence immediately. Its offer was subject to numerous customary conditions, including satisfactory completion of Eldorado's due diligence efforts and negotiation of an acceptable definitive agreement between the parties. The MTR Closing Price on May 20, 2013 was $4.01.

        On May 30, 2013, the Finance Committee met with MTR management and Macquarie Capital to discuss each of these transactions and the benefits and hurdles of each structure proposed. The Finance Committee tabled further discussions regarding these proposals until the regularly scheduled meeting of the MTR board of directors on June 11, 2013. The Finance Committee also instructed Macquarie Capital to reach out to all other parties who had entered into a nondisclosure agreement with MTR, including Company A, Company B, Company C and Company D, to gauge their interest in a potential combination with MTR. None of these other parties ultimately expressed an interest in doing so at such time. On May 30, 2013, the MTR Closing Price was $3.84.

        On June 11, 2013, the MTR board of directors discussed with management, among other items, the potential economic terms and key financial matters involving each of the Eldorado and JEI proposals. The MTR board of directors and management discussed MTR's current business plan, financial projections, industry trends and the potential for increasing stockholder value through implementation of its business initiatives.

        On June 26, 2013, representatives of JEI management and JEI's financial advisor, G.C. Andersen Partners, which we refer to as G.C. Andersen, presented a transaction structure to Macquarie Capital to address potential issues involving JEI's outstanding debt as well as ensuring that, as a result of any such transaction, the principal of JEI, Jeffrey Jacobs, would own in excess of 50% of the combined entity after the transaction. On June 26, 2013, the MTR Closing Price was $3.32.

        On July 5, 2013, the MTR board of directors held a special telephonic meeting to further discuss each of the JEI proposal and the Eldorado proposal. Attending were members of the MTR board of directors, MTR management, Macquarie Capital and representatives of Stevens & Lee. The Stevens & Lee representatives outlined legal matters relevant to the MTR board of directors' process and decision-making and reiterated the various fiduciary duty issues involved therein. The MTR board of directors then discussed each of the proposals and transaction structures, including key financial and tax matters in connection with each, with management, Macquarie Capital and Stevens & Lee. Ultimately, the MTR board of directors authorized management to work with Macquarie Capital and Stevens & Lee to prepare term sheets to circulate to each of Eldorado and JEI incorporating the views of the MTR board of directors. At a second meeting later that same day, the MTR board of directors met with management, Macquarie Capital and a representative of Stevens & Lee to discuss legal and financial due diligence of each of Eldorado and JEI as well as on-site visits. The MTR board of directors also discussed key legal and tax matters in connection with a potential transaction with either party that were to be addressed in each of the term sheets.

        On July 8, 2013, the MTR board of directors held a telephonic meeting with management, Macquarie Capital and representatives of Stevens & Lee to discuss and review each of the respective discussion term sheets to be circulated to Eldorado and JEI. The MTR board of directors authorized Macquarie Capital to seek an increased valuation for MTR and Eldorado as part of their combination, pushing the per share valuation of MTR to $5.15, and to circulate separate discussion term sheets to each of Eldorado and JEI. On July 8, 2013, the MTR Closing Price was $3.29.

        On July 9, 2013, the Finance Committee held a telephonic meeting with management, Macquarie Capital and representatives of Stevens & Lee. Macquarie Capital reviewed with the Finance Committee a call it had with G.C. Andersen during which G.C. Andersen indicated that JEI contemplated a transaction with MTR in which JEI was valued at a multiple of EBITDA in excess of the multiple ascribed to MTR, that contained no cash option for MTR's stockholders and that required JEI equity owners to own at least 55% of the equity of the combined company including their existing interests in MTR. The implied per share value of the JEI proposal translated to approximately $4.00 per share for MTR common stock.

        On July 11, 2013, the MTR board of directors held a telephonic meeting with management, Macquarie Capital and representative of Stevens & Lee to review and discuss the status of negotiations with JEI and to authorize a revised term sheet be circulated to JEI increasing the proposed valuation of MTR.

        On July 15, 2013, the Finance Committee held a telephonic meeting to review with management, Macquarie Capital and a representative of Stevens & Lee the responses from each of Eldorado and JEI to their respective discussion term sheets. Between July 15 and August 1, 2013, Eldorado and MTR continued to negotiate a term sheet. During this period, Macquarie Capital corresponded with JEI and advised JEI that JEI needed to improve its proposal. During this period, JEI did not improve its valuation of MTR.

        On August 1, 2013, Eldorado, representatives of Milbank and Eldorado's tax advisors held a conference call with MTR management, Macquarie Capital and representatives of Stevens & Lee and MTR's tax advisors to review the tax related implications of alternative potential tax structures for a combination between MTR and Eldorado.

        On August 6, 2013, Macquarie Capital circulated an initial draft of the merger agreement prepared by Stevens & Lee to Eldorado and Milbank based upon one of the alternative structures discussed on the August 1st conference call. On the same day, MTR received a draft term sheet from JEI that reflected substantially the same terms that JEI had previously proposed. The MTR Closing Price on August 6, 2013 was $3.77.

        On August 7, 2013, the Finance Committee and MTR management had two conference calls with Macquarie Capital and representatives of Stevens & Lee to discuss the status of negotiations with JEI and a proposed response to the discussion term sheet circulated by JEI on August 6, 2013. Following discussions among MTR, Macquarie Capital and Stevens & Lee, a revised term sheet was circulated to JEI on August 10, 2013.

        From August 6 to August 13, 2013, MTR management and its financial and legal advisors negotiated with Eldorado and its legal advisors with respect to various items in the merger agreement, including the termination provisions, termination fee and fiduciary out provisions, as well as the components of the working capital adjustment to merger consideration in respect of Eldorado.

        On August 13, 2013, the Finance Committee reviewed a revised draft merger agreement prepared by Milbank with MTR management, Macquarie Capital and Stevens & Lee. The Finance Committee discussed the method by which merger consideration payable to Eldorado's members would be calculated as well as the method by which a post-closing adjustment would be determined. On August 14, 2013, Stevens & Lee circulated a revised draft merger agreement to Milbank to address, among other things, these discussions.

        On August 13, 2013, the Finance Committee discussed a further response to JEI with MTR management, Macquarie Capital and representatives of Stevens & Lee. Macquarie Capital was instructed to contact G.C. Andersen and indicate that MTR required a proposal from JEI that valued MTR at an EBITDA multiple that was on parity with the multiple ascribed to JEI, included a cash component and was at a price significantly higher, on a per share basis, than what JEI had previously proposed.

        On August 15, 2013, JEI notified the MTR board of directors that it was withdrawing its offer to combine with MTR. On August 16, 2013, MTR announced that the MTR board of directors had received notice from JEI that it had withdrawn such non-binding unsolicited proposal. MTR also announced that the MTR board of directors, in consultation with its financial and legal advisors, reviewed and carefully considered JEI's proposal, and, as previously disclosed by MTR, the MTR board of directors continued to review strategic initiatives for MTR with the assistance of its financial advisor. MTR confirmed that it had not set a definitive timetable for completion of its review and evaluation process and there could be no assurances that such review would result in any transaction being announced or completed. MTR also stated that it did not intend to provide updates or make any further comment until the outcome of such review was determined or until there were significant developments. On August 16, 2013, the MTR Closing Price was $3.67.

        On August 17, 2013, MTR management, Macquarie Capital, Eldorado management and representatives of Milbank and Stevens & Lee held a conference call to discuss open items in the draft merger agreement, including the scope of the non-compete agreements to be entered into by Eldorado parties, and the status of tax diligence. On August 18, 2013, the parties circulated legal due diligence request lists and commenced legal due diligence.

        From August 18 to September 3, 2013, MTR, Eldorado, Macquarie Capital, Stevens & Lee and Milbank exchanged drafts of the merger agreement and held extensive negotiations. In addition, over this period, MTR and Eldorado continued to provide each other with due diligence materials.

        On September 3, 2013, Eldorado and MTR's regulatory counsel discussed with Macquarie Capital and MTR and Eldorado management the timing and contents of regulatory approvals necessary for closing. For a more detailed discussion of the regulatory approvals and applicable gaming regulations, see "Governmental Gaming Regulations" beginning on page 58, and "The Mergers—Regulatory Matters" beginning on page 142. Also on September 3, 2013, the Finance Committee discussed with

MTR management, Macquarie Capital and representatives of Stevens & Lee the status of the discussions and negotiations. Macquarie Capital and representatives from Stevens & Lee reviewed the remaining open items in connection with the transaction. Macquarie Capital also advised the Finance Committee that Eldorado would have its board of managers approve the transaction on September 5, 2013.

        On September 4, 2013, Milbank and Stevens & Lee had a conference call regarding legal diligence and open issues in connection with the merger agreement. Milbank, on behalf of Eldorado, advised that the post-closing articles of incorporation and bylaws of ERI would be prepared based upon MTR's existing certificate of incorporation and bylaws, except for greater flexibility with respect to officers and differences between Delaware and Nevada law. On September 4, 2013, a conference call was held to discuss the status of legal due diligence with Eldorado, MTR management, Milbank, Stevens & Lee, and Macquarie Capital.

        On September 5, 2013, Eldorado advised Macquarie Capital that Eldorado's board of managers had approved the mergers.

        On September 6, 2013, Stevens & Lee circulated a revised draft of the merger agreement reflecting the comments from the conference calls held on September 4th. On September 6, 2013, Eldorado, Eldorado's Nevada counsel, Milbank, MTR management, Macquarie Capital and Stevens & Lee also held a conference call to discuss Nevada specific legal due diligence relating to Eldorado's leased real estate. Later that evening on September 6, 2013, the Finance Committee had a conference call with MTR management and Stevens & Lee to review the status of negotiations and legal due diligence. On September 6, 2013, the MTR Closing Price was $3.58.

        On September 7, 2013, Milbank circulated a revised draft merger agreement reflecting changes to address any issues in connection with regulatory approval from the Pennsylvania Gaming Control board. On September 7 and September 8, 2013, Milbank and Stevens & Lee worked to finalize the merger agreement.

        On September 8, 2013, the MTR board of directors had a telephonic board meeting with MTR management, Macquarie Capital and representatives of Stevens & Lee. MTR management, Macquarie Capital and representatives of Stevens & Lee updated the MTR board of directors on the status of negotiations with Eldorado. At the request of the MTR board of directors, Macquarie Capital gave a presentation to the MTR board of directors, during which it reviewed Macquarie Capital's financial analysis of the merger consideration and the methodologies and assumptions underlying its analysis, including discussion of historical trading prices, Wall Street analyst price targets, selected public company trading comparable analysis, an analysis of selected precedent transactions and utilization of discounted cash flow analysis. Stevens & Lee then reviewed in detail the merger agreement and ancillary documents and also answered questions about the fiduciary duties of the MTR board of directors in connection with evaluating MTR's strategic alternatives, including other alternatives available to it. Also at this meeting, Macquarie Capital rendered to the MTR board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 8, 2013, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the stock consideration and the cash consideration paid to MTR's stockholders, in the aggregate, was fair, from a financial point of view, to such holders.

        Following these presentations and extensive discussion and deliberation, and after considering all of the factors that it deemed relevant, the MTR board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of MTR and its stockholders, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers. Later that evening and into the early morning of September 9, 2013, MTR management and Eldorado, along with Stevens & Lee and Milbank, finalized the provisions of the merger agreement and all ancillary documents and execution versions of the merger agreement and the ancillary documents were circulated reflecting the agreement reached earlier that day. Each of MTR, ERI, Merger Sub A, Merger Sub B, Eldorado and Messrs. Carano, Jones and Reeg executed and delivered the merger agreement, effective as of September 9, 2013.

        On the morning of September 9, 2013, MTR and Eldorado issued a joint press release announcing the mergers. On September 9, 2013, MTR filed a Current Report on Form 8-K with the SEC disclosing the execution of the merger agreement and filing the joint press release as an exhibit. On September 11, 2013, MTR filed a Current Report on Form 8-K with the SEC summarizing the material terms of the merger agreement and the filing the merger agreement as an exhibit.

        Following the announcement by the parties that they had entered into the merger agreement on September 9, 2013, certain putative stockholder class action lawsuits were filed by purported stockholders of MTR challenging the merger. The complaints in the actions name as defendants MTR and/or various members of the MTR board of directors as well as Eldorado and, in certain cases, ERI, Merger Sub A, Merger Sub B and Messrs. Carano, Jones and Reeg. The defendants believe that the claims asserted against them in the lawsuits are without merit and plan to defend them vigorously. The complaints are further described below under "The Mergers—Litigation Proceedings Relating to the Mergers."

        In October 2013, the MTR board of directors received unsolicited non-binding proposals from each of JEI and Company Z (a strategic buyer). MTR announced that its board of directors would review each of these proposals carefully and consistent with its fiduciary and legal duties.

        During the pendency of the evaluation of these proposals by the MTR board of directors, on November 18, 2013, Eldorado and MTR agreed to amend the merger agreement to increase by $5.0 million the aggregate cash consideration available in the MTR merger to MTR's stockholders from $30.0 million to $35.0 million. Eldorado agreed to fund this increase in cash consideration with its available cash on hand.

        As a result, MTR's stockholders will have the option (subject to proration) to elect to receive either cash in the amount of $6.05 (a $0.90 increase from the $5.15 option under the merger agreement prior to the November 2013 amendment) or one share of ERI common stock, for each share of MTR's common stock owned by them.

        In connection with the amendment to the merger agreement, MTR and Eldorado agreed to amend certain other provisions in the merger agreement to, among other things:

  •
  increase the implied per share amount used to calculate the number of shares of ERI common stock issuable to members of Eldorado as merger consideration in the Eldorado merger from $5.15 to $6.05 per share;

  •
  increase the amount of the termination fee that MTR is required to pay Eldorado under specified circumstances (including in connection with a "superior proposal," as defined in the merger agreement) from $5.0 million to $6.0 million;

  •
  increase the maximum amount MTR may be required to reimburse Eldorado for its fees and expenses incurred in connection with the merger agreement in certain circumstances (including in connection with a "superior proposal," as defined in the merger agreement) from $500,000 to $1.0 million; and

  •
  make certain other changes, including addressing certain tax issues in connection with the ownership of ELLC.

        Concurrently with the amendment to the merger agreement, JEI notified the MTR board of directors that it was withdrawing its unsolicited non-binding proposal. On November 21, 2013,

Company Z also notified the MTR board of directors that it was withdrawing its unsolicited non-binding proposal.

        For additional information regarding the JEI and Company Z proposals and the amendments to the merger agreement, see "Recent Developments" beginning on page 25.

MTR's Reasons for the Mergers; Recommendation of the MTR Board of Directors

Reasons for the Mergers

        In reaching its decision to adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the merger proposal, the MTR board of directors consulted with MTR management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

  •
  the consideration of potential strategic alternative transactions, with the assistance of financial and legal advisors, and their view that it was unlikely that any such transaction reasonably available to MTR would generate value to the MTR stockholders in excess of the value from the MTR merger;

  •
  each of Eldorado's and MTR's financial performance and condition, balance sheet, results of operations, management, business quality, prospects, competitive position and businesses as separate entities and on a combined basis. In reviewing these factors, including the information obtained through "reverse" due diligence, the board of directors considered that Eldorado's business and operations complement those of MTR and that Eldorado's earnings and prospects and the synergies potentially available in the proposed transaction, create the opportunity for the combined company to have superior future earnings and prospects compared to MTR's earnings and prospects on a stand-alone basis based on discussions with MTR senior management;

  •
  the anticipated pro forma impact of the proposed transaction on the combined company, including the resultant capital base and liquidity position of the combined company as well as the pro forma earnings potential;

  •
  the fact that MTR stockholders would have the right to elect to receive shares of ERI, which would allow MTR stockholders to participate in the future performance of the combined company, or to elect $6.05 in cash for up to approximately 20.6% of the aggregate merger consideration, which would allow MTR stockholders to have certainty as to the specific value of that component of the merger consideration;

  •
  Eldorado's ability to negotiate and execute definitive agreements and to complete the mergers on a timely basis and the likelihood of consummating the transaction generally, including the expected likelihood that required regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions;

  •
  the fact that the merger agreement provides that subject to certain conditions, including the payment of a termination fee under certain circumstances, MTR's board of directors may exercise its fiduciary duties to consider potential alternative transactions and may withdraw its recommendation to MTR stockholders to approve the merger agreement;

  •
  the terms of the merger agreement generally and their reciprocal nature as well as the non-economic terms of the transaction, including the impact on existing customers and employees;

  •
  the current and historical prices of MTR common stock;

  •
  the financial condition and resources of Eldorado;

  •
  the opinion of Macquarie Capital, MTR's financial advisor, delivered to the MTR board of directors on September 8, 2013 and subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth in the written opinion, the stock consideration and cash consideration, taken in the aggregate, to be paid to the holders of MTR common stock (other than excluded shares), in the mergers was fair, from a financial point of view, to such holders of MTR common stock; and

  •
  the likelihood that the transaction will be approved by regulatory authorities.

Potential Risks

        MTR's board of directors also considered a number of countervailing risks and factors concerning the proposed merger. These countervailing risks and factors included the following:

  •
  the fact that MTR would no longer exist as an independent company;

  •
  the fact that the cash portion of the merger consideration would be taxable to stockholders of MTR for U.S. federal income tax purposes;

  •
  the risks associated with Eldorado being a private company, with the stock consideration representing shares of a newly formed holding company without shares currently listed on a national securities exchange and the resultant uncertainties involved in valuing the stock portion of the merger consideration;

  •
  the uncertainties associated with parties to the mergers having to obtain approvals from Gaming Authorities that would not be necessary for MTR if MTR remained an independent company;

  •
  the interests of MTR's directors and officers in the merger as described in "The Merger—Interests of Certain of MTR's Directors and Executive Officers in the Mergers" beginning on page 131;

  •
  the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the mergers and satisfy all of the conditions to the mergers;

  •
  the possibility that the merger and the related integration process could result in the loss of key employees, the disruption of on-going business and the loss of customers;

  •
  costs to be incurred in connection with the mergers, including the costs of integrating the businesses of Eldorado and MTR and the transaction expenses arising from the mergers;

  •
  the fact that, pursuant to the merger agreement, MTR must generally conduct its business in the ordinary course and is subject to certain restrictions on the conduct of its business prior to the completion of the mergers or termination of the merger agreement, which may delay or prevent MTR from pursuing business opportunities that may arise or preclude actions that would be advisable if MTR were to remain an independent company; and

  •
  the restrictions on MTR's ability to solicit or engage in discussions or negotiations with a third party regarding specific transactions involving MTR, and the termination fee payable to Eldorado upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the desire of other potential acquirers to propose an alternative transaction that may be more advantageous to MTR stockholders.

Recommendations of MTR's Board of Directors

        The foregoing discussion of the information and factors considered by the MTR board of directors is not intended to be exhaustive, but includes the material factors considered by the MTR board of directors. In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the MTR board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The MTR board of directors considered all these factors as a whole, including discussions with, and questioning of, MTR's management and MTR's financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

        For the reasons set forth above, the MTR board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of MTR and its stockholders, and adopted and approved the merger agreement and the transactions contemplated by it. The MTR board of directors recommends that the MTR stockholders vote "FOR" the merger proposal, "FOR" the adjournment proposal, if necessary or appropriate, and "FOR" the MTR compensation proposal.

        The foregoing explanation of MTR's board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Note About Forward-Looking Statements."

Opinion of Macquarie Capital

        Macquarie Capital was engaged on December 4, 2012 to act as exclusive financial advisor to the MTR board of directors in connection with the exploration of strategic alternatives. On September 8, 2013, Macquarie Capital rendered its oral opinion, subsequently confirmed in writing, to the MTR board of directors, to the effect that, as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth in the written opinion, the stock consideration and cash consideration, taken in the aggregate, to be paid to the holders of MTR common stock (other than excluded shares), in the mergers was fair, from a financial point of view, to such holders of MTR common stock.

        The full text of the written opinion of Macquarie Capital, dated September 8, 2013, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken in connection with the opinion, is included as Annex B to this proxy statement and is incorporated herein by reference. Holders of shares of MTR common stock are encouraged to and should read the opinion carefully and in its entirety. Macquarie Capital's opinion was provided to the MTR board of directors in connection with its evaluation of the consideration to be issued to the MTR stockholders in connection with the MTR merger from a financial point of view. The opinion of Macquarie Capital does not address any other aspect of the merger transaction and does not constitute a recommendation to any holder of MTR common stock as to whether or how such holder should vote, make any election or otherwise act in connection with the merger transaction or any other matter. The summary of the opinion of Macquarie Capital set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.

        In connection with rendering its opinion, Macquarie Capital, among other things:

  •
  reviewed a draft of the merger agreement dated September 7, 2013, which Macquarie Capital assumed was in substantially final form and would not vary in any respect material to its analysis;

  •
  reviewed certain publicly available business and financial information relating to MTR, Eldorado and their respective subsidiaries that Macquarie Capital deemed to be relevant;

  •
  reviewed certain non-public internal financial statements and other non-public financial and operating data relating to MTR, Eldorado and their respective subsidiaries that were prepared and furnished to Macquarie Capital by the management of MTR and Eldorado and approved for Macquarie Capital's use by MTR;

  •
  reviewed certain financial projections relating to MTR, Eldorado and their respective subsidiaries (which financial projections are included under the heading "The Mergers—Certain Unaudited Projections Prepared by the Management of MTR and Eldorado" beginning on page 128) that were prepared and furnished to Macquarie Capital by the management of MTR and Eldorado (which do not include any assumed synergies) and upon which Macquarie Capital had been instructed to rely;

  •
  discussed the past and present operations, financial projections, current financial condition and prospects of MTR, Eldorado and their respective subsidiaries with certain members of senior management of MTR and certain members of senior management of Eldorado;

  •
  reviewed the reported prices and trading activity of MTR common stock;

  •
  compared the respective financial performances of MTR and Eldorado with publicly available information concerning certain other companies that Macquarie Capital deemed relevant, and compared the prices and trading activity of MTR common stock with that of certain publicly traded companies that Macquarie Capital deemed relevant;

  •
  reviewed the financial terms of certain publicly available transactions involving companies Macquarie Capital deemed relevant; and

  •
  performed such other analyses and examinations and considered such other factors that Macquarie Capital deemed appropriate for purposes of its opinion.

        For purposes of its analysis and opinion, Macquarie Capital assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by Macquarie Capital or reviewed for Macquarie Capital. With respect to the financial projections of MTR and Eldorado which were furnished to Macquarie Capital, Macquarie Capital assumed that such financial projections were reasonably prepared by MTR and Eldorado, respectively, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the applicable company. Macquarie Capital expressed no view as to any such financial projections or the assumptions on which they were based.

        For purposes of rendering its opinion, Macquarie Capital assumed, with the consent of the MTR board of directors, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver or modification thereof. Macquarie Capital further assumed, with the consent of the MTR board of directors, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the mergers will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on MTR or the consummation of the mergers and that the mergers will be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay.

        Macquarie Capital did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of ERI, MTR, Eldorado or any of their respective subsidiaries, nor was Macquarie Capital furnished with any such valuations or appraisals, nor did Macquarie Capital evaluate the solvency or fair value of ERI, MTR, Eldorado or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Macquarie Capital's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Macquarie Capital as of September 8, 2013, the date on which the written opinion was rendered. This opinion does not take into account or reflect, and Macquarie Capital was not asked to take into account or reflect, any changes or developments occurring subsequent to September 8, 2013, including either of the unsolicited non-binding proposals submitted by JEI and Company Z. Macquarie Capital has no obligation to update, revise, reaffirm or withdraw its opinion.

        Macquarie Capital was not asked to opine upon, and expressed no opinion with respect to, any matter other than the fairness from a financial point of view, as of September 8, 2013, to the holders of MTR common stock (other than holders of excluded shares), of the stock consideration and cash consideration, taken in the aggregate, to be paid to such holders of MTR common stock in the proposed transaction. Macquarie Capital did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger transaction, including, without limitation, the fairness of the merger transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors or other constituencies of MTR; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of MTR, or class of such persons, in connection with the merger transaction, whether relative to the stock consideration and/or cash consideration to be paid to the holders of MTR common stock (other than holders of Excluded Shares) pursuant to the merger agreement or otherwise. Macquarie Capital's opinion does not address the relative merits of the merger transaction as compared to other business or financial strategies that might be available to MTR, nor does it address the underlying business decision of MTR to engage in the merger transaction. Macquarie Capital is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by MTR and its advisors with respect to legal, regulatory, accounting and tax matters. Macquarie Capital did not express any opinion as to the impact of the merger transaction on the solvency or viability of any party to the merger agreement or the ability of any party to the merger agreement to pay its obligations when they come due.

Transaction Valuations of MTR and Eldorado

        Because Eldorado's equity is not publicly traded and, therefore, no readily determinable market value information is available, in order to determine the relative equity values being contributed to ERI by each of MTR and Eldorado, the parties agreed to use similar EV/EBITDA (as defined below) ratios for MTR and Eldorado, which were 6.86 for MTR and 6.81 for Eldorado. The implied relative equity values were calculated based on a calculation of each company's respective enterprise value (which we refer to as EV) to consolidated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, and such ratio, EV/EBITDA. For MTR, the parties used MTR's estimated financial results for the calendar year ending December 31, 2014 because MTR management believes that the 2014 estimates generally represent the financial performance reflecting the impact of anticipated new competition and would be more reflective of long-term normalized results for MTR. Based on management's projections, MTR's 2014 estimated EBITDA is $94.9 million, which results in an implied enterprise value for MTR of approximately $650.7 million and a transaction equity value of $148.9 million (after deducting $501.8 million of net debt), which resulted in a $5.15 per share price with respect to the transaction consideration (including the stock consideration and cash consideration, subject to certain limitations). For Eldorado, its final equity value, and thus the number of shares of ERI common stock to be issued to the Eldorado equity owners as merger consideration, will be determined based upon Eldorado's actual EBITDA for the last twelve full months ended prior to the consummation of the mergers.

        In connection with its financial analyses of the mergers, Macquarie Capital performed separate financial analyses of both MTR and Eldorado. With respect to Eldorado, Macquarie Capital calculated Eldorado's implied enterprise value using Eldorado's consolidated EBITDA, which included Eldorado's interest in Silver Legacy, for the twelve months ended June 30, 2013, and the EV/EBITDA ratio of 6.81 agreed to by the parties. This calculation led to an implied transaction enterprise value of $369.8 million, with a transaction equity value of $183.4 million (after deducting $193.4 million of net debt, including Eldorado's interests in Silver Legacy, and allowing for $7 million in upward adjustments in respect of the maximum amount of reimbursement of Eldorado's expenses as provided by the merger agreement).

        The following is a summary of the material financial analyses presented by Macquarie Capital to the MTR board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Macquarie Capital. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Macquarie Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 8, 2013, and is not necessarily indicative of current market conditions.

        The following summary of financial analyses includes information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Macquarie Capital's financial analyses.

Historical Stock Price Discussion

        Macquarie Capital presented historical trading prices of MTR common stock over the one-year period ending September 6, 2013, calculated the volume-weighted average daily closing prices for MTR common stock over various time periods and noted the closing stock price on selected dates prior to and including September 6, 2013, including the 52-week high and low closing stock prices. MTR's common stock price per share ranged from $2.80 to $4.51 over the one-year period ending on September 6, 2013. This analysis indicated that the transaction equity value of $148.9 million, or $5.15 per share transaction consideration (including the cash consideration and stock consideration, in the aggregate), to be paid to holders of MTR common stock represented a premium of:

  •
  43.9% based on the closing price per share of $3.58 on September 6, 2013, the last full trading day before the delivery of the fairness opinion to the MTR board of directors;

  •
  40.0% based on the volume-weighted average closing price per share of $3.68 over the 30-day period ending September 6, 2013;

  •
  44.6% based on the volume-weighted average closing price per share of $3.56 over the 60-day period ending September 6, 2013;

  •
  40.5% based on the volume-weighted average closing price per share of $3.67 over the 90-day period ending September 6, 2013;

  •
  39.0% based on the volume-weighted average closing price per share of $3.70 over the 180-day period ending September 6, 2013;

  •
  40.5% based on the volume-weighted average closing price per share of $3.67 over the one-year period ending September 6, 2013;

  •
  14.2% based on the 52-week high closing price per share of $4.51 on September 18, 2012; and

  •
  83.9% based on the 52-week low closing price per share of $2.80 on November 26, 2012.

        Because Eldorado's equity is not publicly traded, Macquarie Capital did not present any historical trading prices or premium analysis with respect to Eldorado's equity.

Selected Public Company Trading Comparables Analysis

        Macquarie Capital reviewed and compared the financial and operating performance of MTR and Eldorado with certain publicly available information of selected casino gaming companies, as set forth below:

  •
  Boyd Gaming Corp.

  •
  Churchill Downs Inc.

  •
  Dover Downs Gaming & Entertainment Inc.

  •
  Full House Resorts Inc.

  •
  Isle of Capri Casinos Inc.

  •
  Monarch Casino & Resort Inc.

  •
  Pinnacle Entertainment Inc.

        Macquarie Capital chose the selected companies for the purposes of this analysis utilizing its professional judgment and experience, taking into account several factors, including, among other things, the size of MTR, Eldorado and the selected companies, the operational and financial characteristics of MTR and Eldorado compared with the selected companies, the competitive landscape in which MTR, Eldorado and the selected companies operate and the product offerings of MTR, Eldorado and the selected companies. None of the selected public companies is directly comparable to either MTR or Eldorado, each having a different size, growth prospects, profitability level and degree of operational risk compared to MTR or Eldorado. The companies included were chosen, however, because they are publicly traded companies with operations that for purposes of analysis may be considered similar in certain respects to MTR's and Eldorado's respective businesses.

        For each selected company, using Wall Street research consensus estimates and Capital IQ for the years ending December 31, 2013, 2014 and 2015, Macquarie Capital calculated EV/EBITDA. The results of these analyses are summarized below.

EV/EBITDA
	2013E	2014E	2015E
Boyd Gaming Corp.	8.80x	8.37x	7.92x
Churchill Downs Inc.	9.40x	8.52x	8.43x
Dover Downs Gaming & Entertainment Inc.	5.43x	3.81x	NA
Full House Resorts Inc.	4.72x	4.25x	3.79x
Isle of Capri Casinos Inc.	7.08x	6.80x	6.57x
Monarch Casino & Resort Inc.	7.87x	7.63x	7.10x
Pinnacle Entertainment Inc.	8.69x	8.66x	8.47x
Mean(1)	7.43x	6.86x	6.59x

(1)
Mean for 2015E assumes EV/EBITDA multiple for Dover Downs remains constant at 3.81x.

        Macquarie Capital selected a range of multiples to apply to MTR's estimates for the calendar years ending December 31, 2014 and 2015 and to Eldorado's estimates for the calendar years ending December 31, 2013, 2014 and 2015. At the instruction of MTR, MTR's estimated results for the calendar year ending December 31, 2014 and 2015 were used because MTR management believes that beginning in 2014, the estimates generally represent the financial performance reflecting the impact of anticipated new competition and long-term normalized results, and therefore, the 2014 and 2015 estimates were used for purposes of Macquarie Capital's selected public company comparable trading analysis. Based upon Macquarie Capital's professional judgment and experience, and taking into account the analysis of selected public company trading comparables described above, Macquarie Capital derived a range of implied values of MTR common stock of between $3.49 and $5.11 per share. Macquarie Capital noted that the transaction equity value of $148.9 million, or $5.15 per share transaction consideration (including the cash consideration and stock consideration, in the aggregate), was above the resulting implied ranges per the selected public company trading comparables analysis. Implied values for MTR common stock were calculated based on an average of the relevant derived enterprise values for estimated 2014 and 2015 less estimated debt plus estimated excess cash as of June 30, 2013, divided by fully diluted shares outstanding as of June 30, 2013, as provided by MTR management.

        The following table presents the ranges of multiples and implied values of MTR common stock calculated by Macquarie Capital based upon the selected public company trading comparables.

Range
Enterprise Value/ Adjusted EBITDA
Selected Public Company Trading Comparables		$/Share
Adjusted EBITDA
2014E Adjusted EBITDA	6.50x - 7.00x	$3.99 - $5.61
2015E Adjusted EBITDA	6.25x - 6.75x	$3.00 - $4.61
Average		$3.49 - $5.11

Note: Management projections provided by MTR management.

        Macquarie Capital performed a similar financial analysis in respect of Eldorado in order to assess the reasonableness of the implied equity value of $183.4 million. Based upon Macquarie Capital's professional judgment and experience, and taking into account the analysis of selected public company trading comparables described above, Macquarie Capital derived a range of implied total equity values for Eldorado of between $165.3 million and $191.3 million. Macquarie Capital noted that the implied equity attributed to Eldorado for purposes of the transaction was within the resulting implied ranges per the selected public company trading comparables analysis.

        The following table presents the ranges of multiples and implied values of Eldorado equity calculated by Macquarie Capital based upon the selected public company trading comparables.

Range
	Enterprise Value/ Adjusted EBITDA	Equity Value ($ in millions)
Selected Public Company Trading Comparables
Adjusted EBITDA
2013E Adjusted EBITDA	7.25x - 7.75x	$200.4 - $226.7
2014E Adjusted EBITDA	6.50x - 7.00x	$153.8 - $179.6
2015E Adjusted EBITDA	6.25x - 6.75x	$141.7 - $167.6
Average		$165.3 - $191.3

Selected Precedent Transactions Analysis

        Macquarie Capital reviewed publicly available information relating to the following selected transactions within the casino gaming industry announced since June 2009. Macquarie Capital calculated the implied Purchase Price/EBITDA multiples of each target company for the actual publicly reported results for the most recently reported twelve-month ("LTM") period prior to the announcement of the relevant transaction and then calculated a mean for all of the precedent transactions. The results of these calculations are set forth in the table below.

Date Announced	Acquiror	Target	Purchase Price/ LTM EBITDA
August 2013	Tropicana Entertainment	Lumiere Place, HoteLumiere and FS Hotel	7.6x
June 2013	Kehl Development Corp.	Rhythm City Casino Davenport	5.8x
March 2013	Churchill Downs	Oxford Casino	7.5x
December 2012	Pinnacle Entertainment	Ameristar Casinos	7.6x
October 2012	Churchill Downs	Riverwalk Casino	7.4x
May 2012	Boyd Gaming Corp.	Peninsula Gaming	7.4x
May 2012	Penn National Gaming	Harrah's St. Louis	7.8x
April 2012	Full House Resorts	Silver Slipper Casino	6.4x
October 2011	Affinity Gaming	Golden Gaming (Colorado Casinos)	7.3x
October 2011	Golden Gaming	Affinity Gaming (Select NV Assets)	6.3x
October 2011	Monarch Casino & Resort	Riviera Black Hawk	7.9x
June 2011	Boyd Gaming	IP Casino Resort	7.0x
March 2011	Ameristar Casinos	Controlling stake from the Estate of Craig H. Neilsen	7.7x
September 2010	Churchill Downs	Harlow's Casino	6.3x
September 2010	Full House Resorts	Grand Victoria—Rising Sun	5.1x
April 2010	Isle of Capri Casinos	Rainbow Casino Vicksburg	5.5x
August 2009	Global Gaming Solutions	Remington Park	7.3x
June 2009	Peninsula Gaming	Amelia Belle Casino	5.3x
		Mean	6.8x

        While no transaction reviewed was directly comparable to the proposed transaction, Macquarie Capital selected these transactions in the exercise of its professional judgment and experience because Macquarie Capital deemed them to be generally relevant to the MTR merger. Accordingly, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of MTR and Eldorado relative to the targets in the selected transactions and other factors that would affect the acquisition values in the selected precedent transactions.

        Based on Macquarie Capital's professional judgment taking into account the mean Purchase Price/LTM EBITDA multiple referenced above, MTR's estimated 2014 financial performance and the differences between MTR's business and the businesses of the target companies in the selected precedent transactions, Macquarie Capital applied MTR's estimated 2014 EBITDA to a range of multiples from 6.5x to 7.0x and derived a range of implied equity values of MTR common stock of between $3.99 and $5.61. Macquarie Capital noted that, per the selected precedent transaction analysis, the implied $5.15 per share transaction consideration (including the cash consideration and stock consideration, in the aggregate), was within the higher part of the resulting implied range.

        Macquarie Capital performed a similar financial analysis in respect of Eldorado, based upon Macquarie Capital's professional judgment and experience, and taking into account the same mean Purchase Price/LTM EBITDA multiple referenced above, Eldorado's LTM financial performance for the period ending June 30, 2013 and the differences between Eldorado's business and the businesses of the target companies in the selected precedent transactions, Macquarie Capital derived a range of implied total equity values for Eldorado of between $166.8 million and $193.5 million. Macquarie

Capital noted that the implied equity attributed to Eldorado for purposes of the transaction was within the resulting implied ranges per the selected precedent transaction analysis.

Discounted Cash Flow Analysis

        Macquarie Capital performed a discounted cash flow analysis to produce a range for the implied present value per share of MTR common stock, assuming MTR continued to operate as an independent entity. The valuation range was determined based on an average of a terminal multiple discounted cash flow analysis and a perpetuity growth rate of unlevered free cash flow. For purposes of the terminal multiple discounted cash flow analysis, the valuation range was determined by adding (i) the net present value of the unlevered free cash flows for the six months ending December 31, 2013 and the fiscal years ending December 31, 2014 through 2017 and (ii) the present value of the terminal value of MTR as of December 31, 2017. For purposes of the perpetuity growth rate of unlevered free cash flow analysis, the valuation range was determined by adding (i) the net present value of the unlevered free cash flows for the second half of fiscal year 2013 and fiscal years 2014 through 2017 and (ii) the present value of the perpetuity growth rate of unlevered free cash flow as of December 31, 2017. Macquarie Capital's analysis used the financial projections provided by MTR management for the six months ending December 31, 2013, and the fiscal years ending December 31, 2014 through December 31, 2017. For purposes of Macquarie Capital's analysis, unlevered free cash flow, a non-GAAP metric used to measure operating performance, was calculated as Adjusted EBITDA, less taxes (assuming utilization of MTR's $67 million of existing net operating losses as of December 31, 2012), less capital expenditures, less anticipated changes in working capital.

        Macquarie Capital estimated the range for the implied present value per share of MTR common stock by using the following assumptions, which Macquarie Capital selected based on its professional judgment: (i) a range of terminal multiples applied to projected 2017 Adjusted EBITDA of 6.50x to 7.00x, (ii) a range of perpetuity growth rates applied to projected 2017 unlevered free cash flow of 2.00% to 3.00%, and (iii) a range of discount rates of 10.0% to 12.0%, which were based on a weighted average cost of capital analysis of the companies used in the Selected Public Company Trading Comparables analysis. Macquarie Capital also assumed the following: fully diluted shares using the treasury stock method, and $68.9 million of cash and cash equivalents (based on MTR management's estimate of $27.0 million of cage cash) and $570.7 million of debt as of June 30, 2013. The discounted cash flow analysis resulted in a range for the implied value per share of MTR common stock of between $3.60 and $8.70. Macquarie Capital noted that the transaction equity value of $148.9 million, or $5.15 per share transaction consideration (including the cash consideration and stock consideration, in the aggregate), was within the resulting implied ranges per the discounted cash flow analysis.

        Macquarie Capital performed a similar discounted cash flow analysis in respect of Eldorado to produce a range for the implied present value of the total equity value of Eldorado, assuming Eldorado continued to operate as an independent entity. Macquarie Capital's analysis used the financial projections provided by Eldorado management for the six months ending December 31, 2013, and the fiscal years ending December 31, 2014 through December 31, 2017. Macquarie Capital estimated the range for the implied present value of the total equity value of Eldorado by using the same assumptions as used for the MTR discounted cash flow analysis for purposes of (i) the range of terminal multiples applied to projected 2017 Adjusted EBITDA, which was 6.50x to 7.00x, and (ii) the range of perpetuity growth rates applied to projected 2017 unlevered free cash flow, which was 2.00% to 3.00%. Macquarie Capital assumed a range of discount rates of 9.5% to 11.5%, which were based on a weighted average cost of capital analysis of the companies used in the Selected Public Company Trading Comparables analysis. The discounted cash flow analysis resulted in a range for the implied present value of the total equity value of Eldorado of between $113.9 million and $192.9 million. Macquarie Capital noted that the implied equity attributed to Eldorado for purposes of the transaction was within the resulting implied ranges per the discounted cash flow analysis.

General

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Macquarie Capital's opinion. In arriving at its fairness opinion, Macquarie Capital considered the results of all of its analyses and, except as expressly stated above, did not attribute any particular weight to any factor or analysis considered by it. Rather, Macquarie Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MTR, Eldorado or the merger transaction. Macquarie Capital prepared these analyses for purposes of providing its opinion to the MTR board of directors as to the fairness from a financial point of view, to the holders of shares of MTR common stock (other than excluded shares), of the stock consideration and cash consideration, taken in the aggregate, to be paid to such holders in the merger transaction. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the merger agreement, Macquarie Capital or any other person assumes responsibility if future results are materially different from those forecast.

        The merger consideration was determined through arm's-length negotiations between MTR and Eldorado and was approved by the MTR board of directors by unanimous vote following a presentation to the board of directors. Macquarie Capital provided advice to the MTR board of directors during these negotiations. Macquarie Capital did not, however, recommend any specific amount of consideration to the board of directors, any mix of consideration or that any specific amount of consideration constituted the only appropriate consideration for the merger transaction. As described above, Macquarie Capital's opinion to the MTR board of directors was one of many factors taken into consideration by the MTR board of directors in making its determination to approve the merger transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Macquarie Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Macquarie Capital, which is included as Annex B to this proxy statement and is incorporated herein by reference.

        Macquarie Capital's opinion was approved by a committee of Macquarie Capital professionals in accordance with its customary practice.

        Macquarie Capital and its affiliates are engaged in a broad range of securities activities and financial advisory services. Macquarie Capital and its affiliates carry on a range of businesses for their own account and for their customers, including providing stock brokerage, investment advisory, investment management, proprietary financings and custodial services. In the ordinary course of business, Macquarie Capital or its affiliates may actively trade in the bank loans or debt and equity securities, or options on securities, of (i) MTR and affiliates of MTR, (ii) Eldorado and affiliates of Eldorado and (iii) any other company that may be involved in the merger transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Macquarie Capital and its affiliates have in the past provided, may be currently providing and in the future may provide, financial advisory services and investment banking services to MTR, affiliates of MTR, and to Eldorado and its affiliates, for which Macquarie Capital or such affiliates have received, and/or would expect to receive, compensation.

        Macquarie Capital has acted as exclusive financial advisor to the MTR board of directors in connection with the merger transaction. The MTR board of directors selected Macquarie Capital as its financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in the industries in which MTR operates. Macquarie Capital is expected to receive a fee of $1,500,000 as a result of the delivery of its fairness opinion. If the merger transaction is consummated, Macquarie Capital will receive an additional fee of approximately $3,537,260. In addition, MTR agreed to reimburse certain of Macquarie Capital's reasonable expenses and to indemnify Macquarie Capital and related persons against certain liabilities arising out of its engagement. In certain circumstances, if the merger agreement is terminated or abandoned and MTR or any of its affiliates receives any judgment for damages or amount in settlement of any dispute as a result of such termination or any other failure to consummate the merger (in each case, as more fully described in the sections entitled "The Merger Agreement—Termination Fees" beginning on page 157 and "The Merger Agreement—Effect of Termination" beginning on page 158), Macquarie Capital will be entitled to a portion of such judgment or amount in settlement, as applicable.

Certain Unaudited Projections Prepared by the Management of MTR and Eldorado

        Neither MTR nor Eldorado as a matter of course make public their respective long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, MTR and Eldorado are including this unaudited prospective financial information because it was, among other information, made available to Macquarie Capital in connection with its evaluation of the mergers. The inclusion of this information should not be regarded as an indication that any of ERI, MTR, Eldorado, Macquarie Capital or any other recipient of this information considered, or now considers, it to be predictive of actual future results. Each of MTR and Eldorado reviews and updates their respective internal projections regularly and has revised their respective internal projections included in this proxy statement/prospectus since July 2013 (i.e., the date on which these projections were prepared) based on, among other things, actual experience and business developments. None of MTR, Eldorado or ERI is under any obligation to update prospective financial data included in this proxy statement/prospectus, and none of them intend to do so, other than as required by applicable law.

        The unaudited prospective financial information was, in general, prepared solely for internal use; is subjective in many respects; and reflects numerous judgments, estimates and assumptions that, as with prospective financial information of any kind, are inherently uncertain. As a result, none of MTR, Eldorado or ERI provides any assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Because the unaudited prospective financial information covers multiple years, such information by its nature becomes significantly less predictive with each successive year. MTR stockholders are urged to review "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado—Quantitative and Qualitative Disclosures About Market Risk" beginning on page 234, the discussion under the heading "Part I, Item 3. Quantitative and Qualitative Disclosures about Market Risk" included in MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which is incorporated into this proxy statement/prospectus by reference, and "Risk Factors" beginning on page 37 for a description of risks relating to the business of ERI. See "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 80 for additional factors that may cause the unaudited prospective financial information to differ from actual results. The unaudited prospective financial information included in this proxy statement/prospectus has been independently prepared by each of MTR's management and Eldorado's management and was not prepared either with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. GAAP. None of Ernst & Young LLP, any other independent accountants, Macquarie Capital, ERI, Eldorado or MTR, have examined, compiled, nor performed any procedures with respect to the unaudited prospective financial information, and accordingly, they do not express any opinion or any other form of assurance on such information or its achievability.

        The Ernst & Young LLP report incorporated by reference into this proxy statement/prospectus related to the MTR financial statements and related notes for the year ended December 31, 2012, which appears in MTR's Annual Report on Form 10-K under the heading "Part II, Item 8. Financial Statements and Supplementary Data, relates to the historical financial information of MTR. Additionally, the Ernst & Young LLP report included in this proxy statement/prospectus related to the Eldorado financial statements and related notes for the year ended December 31, 2012, which appear in this document under the heading "Index to Eldorado Financial Statements" on page F-1, relates to the historical financial information of Eldorado. Neither report extends to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events that occurred after the date it was prepared or that were unknown at the time of its preparation.

        The following selected unaudited prospective financial data (in millions) for the fiscal years ending 2013 through 2017 of MTR was provided by MTR management: for the fiscal year ending in 2013, revenue of $516.9 and adjusted EBITDA of $103.3; for the fiscal year ending in 2014, revenue of $483.4 and adjusted EBITDA of $94.9; for the fiscal year ending in 2015, revenue of $475.6 and adjusted EBITDA of $94.1; for the fiscal year ending in 2016, revenue of $489.0 and adjusted EBITDA of $99.3; and for the fiscal year ending in 2017, revenue of $496.0 and adjusted EBITDA of $102.1. The following selected unaudited prospective financial data (in millions) for the fiscal years ending 2013 through 2017 of Eldorado was provided by Eldorado management and excludes revenue and adjusted EBITDA derived from Silver Legacy: for the fiscal year ending in 2013, revenue of $248.5 and adjusted EBITDA of $42.3; for the fiscal year ending in 2014, revenue of $246.5 and adjusted EBITDA of $41.5; for the fiscal year ending in 2015, revenue of $249.8 and adjusted EBITDA of $41.9; for the fiscal year ending in 2016, revenue of $258.4 and adjusted EBITDA of $44.1; and for the fiscal year ending in 2017, revenue of $263.9 and adjusted EBITDA of $45.2. The following selected unaudited prospective financial data (in millions) for the fiscal years ending 2013 through 2017 of Silver Legacy was provided by Eldorado management: for the fiscal year ending in 2013, revenue of $123.0 and adjusted EBITDA of $21.7; for the fiscal year ending in 2014, revenue of $116.9 and adjusted EBITDA of $19.2; for the fiscal year ending in 2015, revenue of $115.7 and adjusted EBITDA of $18.6; for the fiscal year ending in 2016, revenue of $117.7 and adjusted EBITDA of $19.2; and for the fiscal year ending in 2017, revenue of $116.2 and adjusted EBITDA of $18.4. There can be no assurance that actual results will follow these internal projections.

        In preparing the foregoing unaudited projected financial information, each of MTR and Eldorado made a number of assumptions regarding, among other things, competition, market share, earnings growth, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the amount of income taxes paid, and the amount of general and administrative costs. The unaudited projected financial information is subjective in many respects and thus is susceptible to multiple interpretations.

        No assurances are given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions and do not reflect any changes in conditions since the date of their preparation. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," beginning on pages 37 and 80, respectively, all of which are difficult to predict and many of which are beyond the control of MTR and Eldorado and will be beyond the control of the combined company. For example, the respective businesses of MTR and Eldorado, and the basis for the preparation of the respective forecasts, depends significantly on conditions in the regional markets in which each operates, including the level of gaming revenues and the level of competition. There is no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the mergers are completed.

        In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of each of MTR and Eldorado that the respective management believed was reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the mergers nor do they take into account any failure of the mergers to occur. Further, the unaudited prospective financial information should not be viewed individually or as a likely or expected outcome. MTR stockholders are urged to review Eldorado's consolidated financial statements and related notes for the year ended December 31, 2012, which appear in this proxy statement/prospectus under the heading "Index to Eldorado Financial Statements" on page F-1, for a description of Eldorado's reported results of operations and financial condition and capital resources during 2010, 2011 and 2012, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado" beginning on page 207 and MTR's annual, quarterly and periodic reports filed with the SEC for a description of MTR's reported results of operations and financial condition and capital resources during 2010, 2011 and 2012 and the discussion under the heading "Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which is incorporated into this proxy statement/prospectus by reference.

        Readers of this document are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by ERI, MTR, Eldorado or any other person to any MTR stockholder or any other person regarding the ultimate performance of either ERI, MTR or Eldorado compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such. The unaudited prospective financial information is not being included in this proxy statement/prospectus to influence a stockholder's decision, but because the projections were provided to Macquarie Capital.

        Information in this section is forward-looking in nature, and therefore, the information should be read in light of the factors discussed in the sections entitled "Risk Factors" beginning on page 37, the "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 80, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado—Quantitative and Qualitative Disclosures About Market Risk" beginning on page 234, and the discussion under the heading "Part I, Item 3. Quantitative and Qualitative Disclosures about Market Risk" included in MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which is incorporated into this proxy statement/prospectus by reference.

        NEITHER MTR NOR ELDORADO INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

 Interests of Certain of MTR's Directors and Executive Officers in the Mergers

        In considering the recommendations of the board of directors of MTR, MTR stockholders should be aware that certain directors and executive officers of MTR have interests in the mergers that may differ from, or may be in addition to, the interests of MTR stockholders generally. These interests are described in more detail and quantified below. The board of directors of MTR was aware of these interests and considered them, among other matters, when it adopted the merger agreement and in making its recommendations that the MTR stockholders approve the mergers. For purposes of all MTR agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control, change in control or term of similar meaning.

  Board of Directors and Executive Officers of MTR.

        Indemnification and Insurance.    Pursuant to the merger agreement, ERI will indemnify each present and former director and officer of MTR and its subsidiaries, to the fullest extent permitted under law, against claims existing or occurring at or prior to the effective time of the mergers (including relating to the mergers) and advance expenses incurred by any such person. Also pursuant to the merger agreement, ERI or MTR will provide or purchase director and officer liability insurance for a period of six years following the effective time of the mergers to reimburse each present and former director and officer of MTR with respect to claims arising from facts or events occurring before that effective time, which insurance will contain at least the same coverage provided by MTR to the present and former directors and officers of MTR immediately prior to the completion of the merger, provided that ERI or MTR is not required to expend, on an annual basis, an amount in excess of 200% of the annual premiums paid as of the date of the merger agreement by MTR for any such insurance, and if any such annual expense at any time would exceed that amount, then ERI will maintain or cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount over the term of such policy.

        Outstanding Stock Options.    MTR has granted stock options to acquire MTR common stock to its executive officers and general managers. In connection with the completion of the mergers, all stock options to acquire MTR common stock will convert into stock options to acquire ERI common stock on the same terms and conditions (including vesting). As of September 30, 2013, MTR's executive officers held unvested stock options to acquire 333,234 shares of MTR common stock.

        Restricted Stock Units.    MTR has granted MTR RSUs that settle in shares of MTR common stock to its non-employee directors and executive officers. Each MTR RSU will convert into a restricted stock unit in respect of one share of ERI common stock with the same terms and conditions (including vesting) as the MTR RSU immediately prior to the completion of the mergers. All MTR RSU will settle in shares of ERI common stock and will not entitle the holder to make a cash/stock election upon settlement or otherwise. Based upon equity compensation holdings as of September 30, 2013, the executive officers and non-employee directors of MTR held 691,992 restricted shares of MTR common stock.

        Pursuant to the terms of each MTR stock plan, any unvested awards granted pursuant to an MTR stock plan will vest upon the effective date of the merger and both vested and unvested equity awards granted under an MTR stock plan will be converted into the right to receive shares of ERI common stock or will be exchanged for, or settled in, shares of ERI common stock.

        Specifically, each option or other right to acquire MTR common stock granted under any MTR stock plan outstanding immediately prior to the completion of the mergers, whether vested or unvested, will automatically become, after the completion of the mergers, an option or right to purchase the same number of shares of ERI common stock as the number of shares of MTR common stock that were subject to such MTR stock option immediately prior to the completion of the mergers. The exercise price per share of ERI common stock subject to any such MTR stock option at and after the completion of the mergers will be equal to the exercise price per share of MTR common stock subject to such MTR stock option immediately prior to the completion of the mergers. All other terms, except vesting requirements, applicable to such MTR stock option will remain the same.

        Each MTR RSU that is outstanding under any MTR stock plan (including any such MTR RSU held in participant accounts under any employee benefit or compensation plan or arrangement of MTR) immediately prior to the completion of the mergers will, as of the completion of the mergers, be settled in the same number of shares of common stock of ERI (without any right to make a cash/stock election) as the number of shares of MTR common stock that were subject to such MTR RSU immediately prior to the completion of the mergers. No further vesting, lapse, or other restrictions under the terms of the prior award agreement applicable to such MTR RSU will apply.

        Under the terms of the merger agreement, MTR may only grant stock options to acquire MTR common stock, restricted shares and MTR RSUs from the date the merger agreement was signed until the completion of the mergers in connection with (i) employee promotions and newly hired employees in the ordinary course of business and consistent with past practice, in each case to employees below the level of senior vice president or to employees of MTR's subsidiaries, (ii) annual grants to non-employee directors in payment of annual compensation for service as a director, and (iii) annual grants to employees in the ordinary course of business consistent with past practice.

        Governance Structure and Management Positions.    Eldorado has designated Roger P. Wagner, a current member of the MTR board of directors, to serve on the board of directors of ERI. Accordingly, effective at the closing of the mergers, Mr. Wagner will be appointed to the board of directors of ERI. Mr. Wagner will receive compensation in accordance with the policies that ERI may adopt relating to director compensation. For more information regarding ERI director compensation, see "The Mergers—Board of Directors and Executive Officers of ERI—Compensation of Directors" beginning on page 138 and In addition, following the completion of the mergers, Eldorado is expected to appoint Joseph L. Billhimer, Jr., the current president and chief operating officer of MTR, as chief operating officer of ERI. For more information regarding the appointment of Mr. Billhimer, see "The Mergers—Board of Directors and Executive Officers of ERI—Executive Officers" beginning on page 138 and "The Mergers—Compensation of ERI's Named Executive Officers" beginning on page 139.

        Employment Agreements.    MTR has entered into employment agreements with Joseph L. Billhimer, Jr., President and Chief Operating Officer, and John W. Bittner, Jr., Executive Vice President and Chief Financial Officer. The employment agreements for Messrs. Billhimer and Bittner provide that, in the event of termination of employment for any reason, the executive will receive (i) earned but unpaid base salary and accrued and unused vacation pay, (ii) reimbursement for reasonable business expenses then outstanding, (iii) any bonus earned and approved to be paid with respect to completed fiscal periods that precede the date of termination but have not yet been paid, and (iv) all payments, rights and benefits due as of the date of termination under the terms of MTR's employee and fringe benefit plans and programs in which the executives participated. We refer to these benefits collectively as the "Accrued Rights." Each of Messrs. Rodriguez-Cayro and Buro, prior to their respective resignations, were also parties to employment agreements with MTR which provided that, in the event of a termination of employment for any reason, each would have received his applicable Accrued Rights.

        In the event of termination by MTR without "cause" (as defined in each employment agreement) of Messrs. Billhimer and Bittner or, in the case of Mr. Bittner, the executive resigns with "good reason" (as defined in each employment agreement), (a) the executives will receive, in addition to the Accrued Rights, (i) continued payment of his base salary for 12 months following the date of termination (the "Severance Period"), (ii) a bonus amount, which shall be paid in a lump sum within thirty days of approval by the Compensation Committee, based on the achievement of the applicable performance criteria for the year in which termination occurred, adjusted on a pro rata basis to the number of days the executive was employed in such year, provided he was employed for at least six months during such year and (iii) continued medical coverage under MTR's group health plan for the Severance Period (the benefits in the foregoing clauses (i)—(iii), the "Severance Payments") and (b) in the case of Mr. Bittner, all of his then-outstanding and otherwise unvested RSUs will immediately vest upon such termination and be paid out in accordance with the terms thereof. The Severance Payments and, as applicable, accelerated vesting, are subject to the executive officer's execution of a general release of claims against MTR. Prior to Mr. Rodriguez-Cayro's resignation, his employment agreement provided Severance Payments and vesting provisions similar to those provided to Mr. Bittner under his employment agreement.

        If a "change in control" (as defined in each employment agreement) occurs during the term of the employment agreement and, prior to the first anniversary of the date of consummation of such change in control, Messrs. Billhimer's or Bittner's employment is terminated by MTR without "cause" or by the executive with "good reason", then the named executive officer will receive the Accrued Rights and the Severance Payments, except that (instead of the 12 month period that applies pre-change in control) the Severance Period would be 18 months. Pursuant to the employment agreements of Messrs. Rodriguez-Cayro and Buro, respectively, each would have received, if a "change in control" (as defined in their respective employment agreement) occurred during its term and, prior to the first anniversary of the date of such change in control, their respective employment was terminated by MTR without cause or by such person with "good reason", the Accrued Rights and the Severance Payments, except that the Severance Period would also be 18 months. In addition, Mr. Billhimer's employment agreement provides for a $100,000 cash bonus upon the occurrence of a "change in control" (as defined in his employment agreement).

        Pursuant to a separation agreement entered into between MTR and Mr. Rodriguez-Cayro in connection with his resignation from MTR effective January 31, 2014, MTR will (a) pay his base salary in equal installments for 12 months, (b) pay a lump sum equal to his accrued and unused vacation, (c) continue his coverage under the Company's group medical, dental and vision benefit plans and life insurance for 12 months, (d) pay his 2013 bonus, if one is owed, and (e) vest his outstanding and unvested MTR RSUs. Additionally, if the mergers are consummated, (i) Mr. Rodriguez-Cayro will receive a lump sum payment from MTR equal to six-months' current base salary if the consummation of the mergers occur during 2014, and (ii) MTR will vest, upon the consummation of the mergers, all outstanding, but unvested, stock options and all outstanding, but unvested, long-term incentive cash units. Under this separation agreement, Mr. Rodriguez-Cayro and MTR also granted each other general releases and agreed to mutual non-disparagement covenants. Mr. Rodriguez-Cayro remains subject to his confidentiality, non-solicitation and non-competition obligations contained in his employment agreement.

        In connection with Mr. Buro's resignation on January 28, 2014, MTR entered into a separation agreement with Mr. Buro, pursuant to which MTR will (a) pay his base salary in equal installments for 12 months, (b) pay a lump sum equal to his accrued and unused vacation, (c) continue his coverage under MTR's group medical, dental and vision benefit plans and life insurance for 12 months, and (d) pay his 2013 bonus, if one is owed. Mr. Buro's right to any equity and cash awards (including options and/or MTR RSU awards) including vesting, exercise and forfeiture, was determined pursuant to the applicable plan documents and award agreements. Additionally, if the mergers are consummated by January 28, 2015, Mr. Buro will receive a lump sum payment from MTR of $250,000. Under this separation agreement, Mr. Buro granted MTR and its affiliates a general release and agreed to a non-disparagement covenant, and MTR granted Mr. Buro a non-disparagement covenant. Mr. Buro remains subject to his confidentiality, non-solicitation and non-competition obligations contained in his employment agreement.

        In connection with Mr. Buro's separation agreement, MTR and Mr. Buro also entered into a consulting agreement whereby Mr. Buro will provide assistance and advisory services to the Company as may be directed by its Chief Operating Officer. Under this consulting agreement, Mr. Buro will receive a monthly consulting fee of $10,000. The consulting agreement expires on June 30, 2014 and may be extended by the parties.

Merger-Related Compensation for MTR's Named Executive Officers

        The following table and the related footnotes provide information about the compensation to be paid to MTR's named executive officers that is based on or otherwise relates to the mergers. The compensation shown in this table and described in these footnotes is the subject of a non-binding advisory vote of the MTR stockholders at the MTR special meeting, as described in "MTR Compensation Proposal" on page 237. The figures in the table are estimated based on compensation levels as of the date of this document and an assumed effective date of May 31, 2014 for the mergers and, where applicable, termination of the named executive officer's employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the mergers (such as the future grant of equity awards and/or retention awards). All amounts below have been calculated based on a per share price of MTR common stock of $6.05 (the per share cash consideration payable for MTR common stock in connection with the amendment to the merger agreement dated November 18, 2013). As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)		Equity ($)(3)	Perqui- sites/ Benefits ($)(4)	Total ($)
Joseph L. Billhimer, Jr.	1,128,249	(1)(2)	284,227	21,332	1,433,807
John W. Bittner, Jr.	852,783	(1)	298,116	18,574	1,169,473
Narciso A. Rodriguez-Cayro	730,957	(1)	262,773	21,332	1,015,061
Fred A. Buro	672,944	(1)	241,917	18,574	933,435

(1)
Amounts represent continued payment of base salary for 18 months. No bonus amount is included because assumption is that the executive officer was not employed for a period of 6 months during incentive plan year. Performance cash awards granted in 2012 were considered earned after 1 year and vested after 2 years. Payment of these awards is accelerated on account of the change in control. Performance cash awards granted in 2013 are considered earned after 2 years and vest after 1 year. These are considered earned at target and paid upon the change in control.

(2)
Amount includes amounts described in (1) as well as change in control bonus payment.

(3)
Amount includes cash out value of unvested options and restricted stock that vest upon the change in control.

(4)
Amount includes value of continued medical coverage for 18 months.

 Board of Directors and Executive Officers of ERI

Board of Directors

        Upon completion of the mergers, the ERI board of directors will be comprised of five to seven directors, all of whom will be designated by Eldorado. At least a majority of the directors must satisfy the independence requirements of the Nasdaq Stock Market and the ERI certificate of incorporation and bylaws. The board of directors of ERI will not be classified, and directors will serve one-year terms in accordance with ERI's bylaws.

        The following persons have been designated to serve on the board of directors of ERI following the completion of the mergers, with Gary L. Carano having been designated to serve as the chairman of the ERI board of directors:

    Gary L. Carano
    Frank J. Fahrenkopf, Jr.
    James B. Hawkins
    Michael E. Pegram
    Thomas Reeg
    David P. Tomick
    Roger P. Wagner

        Biographical information about each of the individuals expected to serve on ERI's board of directors immediately following the mergers is set forth below.

        Gary Carano, 61, has over thirty years of experience in the gaming and hotel management industry. He has served as President and Chief Operating Officer of Eldorado Resorts since 2004 and as President and Chief Operating Officer of Eldorado HoldCo since 2009, where he directs and oversees all aspects of Eldorado Resorts' development, including the operation of the Eldorado Reno hotel and casino as well as the operation of certain of Eldorado Resorts' subsidiaries, including ELLC, Eldorado Capital Corp and Shreveport Capital. Mr. Carano has been General Manager of the Silver Legacy Casino, which is a facility owned by Silver Legacy, since its opening in 1995. Following the mergers, Eldorado Resorts, ELLC, Eldorado Capital Corp. and Shreveport Capital will be wholly owned, indirect subsidiaries of ERI and ERI will own an indirect 50% membership interest in Silver Legacy. Mr. Carano is a member of the Nevada Resort Association and has served on the board of directors of the Washoe County Education Foundation and the Reno-Sparks Convention and Visitors Authority. Mr. Carano has a Bachelor's degree in Business Administration from the University of Nevada, Reno. In May 2012, Silver Legacy filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Nevada. Silver Legacy emerged from its Chapter 11 reorganization proceedings in November 2012. Mr. Carano has been selected to serve as a director because of his extensive experience in the gaming and hospitality industry and because of his familiarity with the business of Eldorado.

        Frank J. Fahrenkopf, Jr., 74, served as President and Chief Executive Officer of the American Gaming Association ("AGA"), an organization that represents the commercial casino-entertainment industry by addressing federal legislation and regulatory issues, from 1995 until June 2013. At the AGA, Mr. Fahrenkopf was the national advocate for the commercial casino industry and was responsible for positioning the AGA to address regulatory, political and educational issues affecting the gaming industry. Mr. Fahrenkopf is currently co-chairman of the Commission on Presidential Debates, which he founded and which conducts debates among presidential candidates. He serves as a board member of the International Republican Institute, which he founded. He also founded the National Endowment for Democracy, where he served as Vice Chairman and a board member from 1983 to 1992. Mr. Fahrenkopf served as chairman of the Republican National Committee from 1983 to 1989. Prior to his role at AGA, Mr. Fahrenkopf was a partner at Hogan & Hartson, where he regularly represented clients before the Nevada gaming regulatory authorities. Mr. Fahrenkopf served as the first Chairman of the American Bar Association Committee on Gaming Law and was a founding Trustee and President of the International Association of Gaming Attorneys. Mr. Fahrenkopf also sits on the Board of Directors of six NYSE-listed public companies: First Republic Bank, Gabelli Equity Trust, Inc., Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Dividend and Income Trust, and Gabelli Gold and Natural Resources. He is a graduate of the University of Nevada, Reno and holds a Juris Doctor from the University of California Berkeley School of Law. Mr. Fahrenkopf has been selected to serve as a director because of his extensive knowledge of gaming regulatory matters, his relevant legal experience and his experience as a director of many organizations.

        James B. Hawkins, 58, has served as Chief Executive Officer and on the Board of Directors of Natus Medical Inc. ("Natus") since April 2004 and as President since June 2013. Natus, a publicly traded company, is a leading provider of medical devices, software and services. He also previously served as President of Natus from April 2004 to January 2011. Mr. Hawkins serves as a director of the Digirad Corporation, a publicly traded company that provides diagnostic solutions in the science of imaging, and at IRIDEX Corporation, a publicly traded company that provides laser systems, delivery devices and instrumentation to treat eye diseases. Prior to joining Natus, Mr. Hawkins was President, Chief Executive Officer and on the Board of Directors of Invivo Corporation, a developer and manufacturer of vital sign monitoring equipment, and its predecessor, from 1985 until 2004, and as Secretary from 1986 until 2004. Mr. Hawkins earned a Bachelor's degree in Business Commerce from Santa Clara University and an MBA from San Francisco State University. Mr. Hawkins has been selected to serve as a director because of his extensive experience in executive management oversight and as a director of multiple publicly traded companies.

        Michael E. Pegram, 61, has been a partner in the Carson Valley Inn in Minden, Nevada since June 2009 and a partner in the Bodines Casino in Carson City, Nevada since January 2007. Mr. Pegram has more than thirty years of experience owning and operating twenty-five successful McDonald's franchises. Mr. Pegram has served as Chairman of the Thoroughbred Owners of California for the past three years and has been the owner of a number of racehorses, including 1998 Kentucky Derby and Preakness Stakes winner, Real Quiet, 2010 Preakness Stakes winner, Lookin at Lucky, 1998 Breeders' Cup Juvenile Fillies winner and 1999 Kentucky Oaks winner, Silverbulletday, 2001 Dubai World Cup winner, Captain Steve, and the 2007 and 2008 Breeders' Cup Sprint winner, Midnight Lute. Additionally, Mr. Pegram has served as a director of Skagit State Bancorp since 1996. Mr. Pegram has been selected to serve as a director because of his extensive experience in the horse racing industry and as an investor, business owner, and director of various companies.

        Thomas Reeg, 42, has served as a member of Eldorado Resorts' board of managers since December 2007 and as Senior Vice President of Strategic Development for Eldorado Resorts since January 2011. Following the mergers, Eldorado Resorts will be a wholly owned, indirect subsidiary of ERI. Between September 2005 through November 2010, Mr. Reeg was a Senior Managing Director and founding partner of Newport Global Advisors L.P., which currently has $525 million in assets under management and is currently an indirect owner of Eldorado. Mr. Reeg has been a member of the executive committee of Silver Legacy (which is the governing body of Silver Legacy) since August 2011. Following the mergers, ERI will own an indirect 50% membership interest in Silver Legacy. Mr. Reeg was a member of the board of managers of NGA Holdco, LLC, which is currently an indirect owner of Eldorado, from 2007 through 2011 and served on the board of directors of Autocam Corporation from 2007 to 2010. From 2002 to 2005 Mr. Reeg was a Managing Director and portfolio manager at AIG Global Investment Group ("AIG"), where he was responsible for co-management of the high-yield mutual fund portfolios. Prior to his role at AIG, Mr. Reeg was a senior high-yield research analyst covering various sectors, including the casino, lodging and leisure sectors, at Bank One Capital Markets. Mr. Reeg holds a Bachelor of Business Administration in Finance from the University of Notre Dame and is a Chartered Financial Analyst. Mr. Reeg has been selected to serve as a director because of his extensive financial experience and his familiarity with the Eldorado business.

        David P. Tomick, 61, is the Chairman of the Board of Directors of Securus, Inc. ("Securus"), a private company engaged in the GPS tracking industry. From 2008 until 2010, Mr. Tomick served as Chief Financial Officer of Securus. From 1997 to 2004 Mr. Tomick was the Chief Financial Officer of SpectraSite, Inc., a NYSE-listed, publicly traded wireless tower operator with a market capitalization in excess of $3.0 billion. Mr. Tomick was, from 1994 to 1997, the Chief Financial Officer of Masada Security, a company involved in the security monitoring business and, from 1988 to 1994, the Vice President-Finance of Falcon Cable TV, where he was responsible for debt management, mergers and acquisitions, equity origination and investor relations. Prior to 1988, he managed a team of corporate finance professionals focusing on the communications industry for The First National Bank of Chicago. Mr. Tomick has served on the Board of Directors of the following organizations: Autocam Corporation, Autocam Medical, First Choice Packaging, NuLink Digital and TransLoc, Inc. Mr. Tomick received his bachelor's degree from Denison University and a masters of business administration from The Kellogg School of Management at Northwestern University. Mr. Tomick has been selected to serve as a director because of his financial and management expertise and his extensive experience with respect to raising capital, mergers and acquisitions, corporate governance and investor relations.

        Roger P. Wagner, 66, has over forty years of experience in the gaming and hotel management industry and has been a director of MTR since July 2010. Mr. Wagner serves as Chairman of the Compensation Committee and member of the Finance, Succession and Nominating and Corporate Governance Committees of MTR. MTR will be a direct subsidiary of ERI following the mergers. Mr. Wagner was a founding partner of House Advantage, LLC, a gaming consulting group that focuses on assisting gaming companies in improving market share and bottom line profits. Mr. Wagner served as Chief Operating Officer for Binion Enterprises LLC from 2008 to 2010, assisting Jack Binion in identifying gaming opportunities. From 2005 to 2007, Mr. Wagner served as Chief Operating Officer of Resorts International Holdings. Mr. Wagner served as President of Horseshoe Gaming Holding Corp. from 2001 until its sale in 2004 and as its Senior Vice President and Chief Operating Officer from 1998 to 2001. Prior to joining Horseshoe, Mr. Wagner served as President of the development company for Trump Hotels & Casino Resorts from 1996 to 1998, President and Chief Operating Officer of Trump Castle Casino Resort from 1991 to 1996 and President and Chief Operating Officer of Claridge Casino Hotel from 1983 to 1991. Prior to his employment by Claridge Casino Hotel, he was employed in various capacities by the Edgewater Hotel Casino, Sands Hotel Casino, MGM Grand Casino—Reno, Frontier Hotel Casino and Dunes Hotel Casino. Mr. Wagner holds a Bachelor of Science from the University of Nevada Las Vegas in Hotel Administration. Mr. Wagner has been selected to serve as a director because of his extensive experience in the gaming and hospitality industry and because of his familiarity with the business of MTR.

Compensation of ERI Directors

        In 2013, no compensation was paid to the current directors of ERI in their capacity as members of the board. It is anticipated that directors of ERI after the mergers who are not employees of ERI or any affiliated companies will receive an annual fee for services on the ERI board of directors that is currently expected to be consistent with the compensation for members of the MTR board of directors prior to the mergers. All members of the ERI board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of the board. All compensation of the ERI board of directors will be subject to approval or change by the ERI board of directors.

Committees of the ERI Board of Directors After the Merger

        The board of directors of ERI are expected to establish at least four standing committees: (1) Audit, (2) Compensation, (3) Nominating and Corporate Governance and (4) Gaming Compliance. These committees will operate pursuant to written charters adopted by the ERI board of directors and members of each committee will meet the independence and other legal and regulatory criteria necessary to serve on that committee as set forth in such committee's charter. After the effective time, the ERI board of directors may consider establishing additional committees.

Compensation Committee Interlocks and Insider Participation

        The directors who will serve on ERI's compensation committee after completion of the mergers have not yet been identified. Eldorado anticipates that none of the members of ERI's compensation committee will have any relationships that would create a compensation committee interlock as defined under applicable SEC regulation.

Executive Officers

        Following the completion of the mergers, Gary L. Carano, currently the President and Chief Operating Officer of Eldorado, will serve as Chief Executive Officer and chairman of the board of directors of ERI, and Robert M. Jones, currently the Chief Financial Officer of Eldorado, will serve as Chief Financial Officer of ERI, in each case until their successors have been duly elected or appointed and qualified. In addition, it is expected that the following persons will become executive officers of ERI following the closing of the mergers and will assume the positions indicated below:

President	—	Thomas Reeg
Chief Operating Officer	—	Joseph L. Billhimer, Jr.

        From time to time prior to the closing of the mergers, decisions may be made with respect to the management and operations of ERI following the completion of the mergers, including the selection of additional executive officers of ERI.

        The biographies of the expected executive officers of ERI (other than Messrs. Carano and Reeg) are as follows:

        Joseph L. Billhimer Jr., 50, has thirty years of experience working in the gaming industry. Mr. Billhimer joined MTR in April 2011 and has served as Chief Operating Officer since 2012 and President since September 2013. Mr. Billhimer served as Executive Vice President of MTR from 2012 to 2013 and Senior Vice President of Operations & Development at MTR and President and General Manager of Mountaineer since 2012. MTR and Mountaineer will be subsidiaries of ERI following the mergers. Mr. Billhimer was a principal of Foundation Gaming Group, an advisory and management services firm for the gaming industry, which among other engagements, managed Harlow's Casino & Resort in Greenville, Mississippi from 2009 to 2010 and marketed its sale to Churchill Downs. Prior to Foundation Gaming Group, Mr. Billhimer served as president of Trilliant Gaming Illinois, LLC, a gaming development company, from 2008 to 2009. From 2003 to 2008, he was president and chief executive officer of Premier Entertainment LLC, the developer and parent of the Hard Rock Hotel and Casino in Biloxi, Mississippi. While at Premier Entertainment, he was named Casino Journal's Executive of the Year in 2007 for his efforts in re-developing the Hard Rock Hotel and Casino after being destroyed by Hurricane Katrina and filing bankruptcy. Prior to Premier Entertainment, Mr. Billhimer spent three years as President and General Manager of Caesars Entertainment's Grand Casino Resort in Gulfport, Mississippi, and prior to that experience, eight years with Pinnacle Entertainment where he was Executive Vice President and General Manager of Casino Magic in Bay St. Louis, Mississippi.

        Robert M. Jones, 71, has served as the Chief Financial Officer of Eldorado Resorts for over twenty-nine years. Following the mergers, Eldorado Resorts will be a wholly owned, indirect subsidiary of ERI. Mr. Jones earned a bachelor's degree in accounting from the University of Arizona and a masters in business administration from Golden Gate University.

Compensation of ERI's Named Executive Officers

        As a newly formed company with no operations, ERI currently has no employees and, accordingly, has not paid any executive compensation or adopted any executive compensation programs. ERI is in the process of adopting and will continue to develop compensation programs and anticipates that each of the individuals who ERI expects will be a named executive officer will be covered by these programs following the mergers. A more detailed description of ERI's anticipated executive compensation program can be found below under the heading "—Compensation Discussion and Analysis."

Compensation Discussion and Analysis

Introduction

        The following is a discussion of the executive compensation program that ERI expects to put in place following the closing of the mergers. Certain aspects of the program may be implemented either prior to or in connection with the mergers; however, other aspects of ERI's compensation program will not be finalized until after closing of the mergers and will be subject to review and approval of ERI's compensation committee.

Compensation Philosophy and Objectives

        Eldorado and MTR have been working to establish ERI's compensation philosophy, objectives and procedures for compensation related to the period following the mergers. Eldorado and MTR believe ERI's compensation programs should support its business strategies and provide balanced incentives for achieving short-term and long-term business goals and objectives. Eldorado and MTR intend to design compensation packages that align the long-term economic interests of ERI's executive officers with its stockholders' interests.

Compensation Practices

        Eldorado and MTR anticipate that ERI's compensation committee will determine each named executive officer's compensation package on an annual basis and at times of promotions or other changes in responsibilities. Eldorado and MTR expect that ERI's compensation committee will review market data, such as pay data from proxy statements and other sources, as a reference point for evaluating the relative competitiveness of the compensation packages offered to our named executive officers.

        In making compensation decisions for ERI's named executive officers, Eldorado and MTR expect that ERI's compensation committee will consider each element of each named executive officer's compensation package and the total compensation that such named executive officer may be entitled to receive. Multiple factors may be considered in determining the amount of total compensation to award the named executive officers each year. These factors may include:

  •
  the value of any equity-based awards that are granted;

  •
  internal pay equity considerations; and

  •
  the relative competitiveness of our compensation packages to the market generally.

        Eldorado and MTR expect the compensation committee's goal will be to award compensation that will be reasonable when all elements of potential compensation are considered, while still affording ERI the ability to attract, retain and motivate our named executive officers.

Compensation Components

        ERI's executive officer compensation program will consist of three key elements: base salary, annual incentive compensation, including cash and deferred incentive compensation, and long-term equity-based awards. Base salaries are intended to compete for and retain quality executives and to compensate the NEOs for their day-to-day services to ERI. Annual incentive compensation will be designed to motivate the executive officers to achieve shorter-term company-wide and individual performance goals. Long-term equity-based awards will encourage the achievement of longer-term performance goals and create an ownership culture focused on long-term value creation for our stockholders. ERI also plans to provide executives and employees with access to retirement and health and welfare programs, on the same terms and conditions as those made to salaried employees generally. Basic health, life insurance, disability benefits and similar programs will give ERI's executive officers and employees access to healthcare and income protection for themselves and their family members.

Employment Agreements

        Eldorado and MTR anticipate that either Eldorado or MTR will, prior to the closing of the mergers, or ERI will, in connection with or shortly following the closing of the mergers, enter into employment agreements with some or all of the persons to be named as executive officers of ERI. None of these employment agreements have been negotiated, and the terms of these employment agreements have otherwise not yet been determined.

Equity Plans

        The merger agreement contemplates that ERI will adopt an equity incentive plan, which we refer to as the ERI Equity Plan, that will permit the grant of equity-based awards covering the combined company immediately following the closing of the mergers. Although Eldorado and MTR are still developing ERI's approach to long-term incentive compensation, it is intended for the ERI Equity Plan, once adopted, to allow for the granting of restricted shares, restricted stock units, options and other equity-based awards.

Relationship of Compensation Policies and Practices to Risk Management

        Eldorado and MTR are designing ERI's compensation program to encourage its executive officers and employees to focus on our short-term and long-term performance and, therefore, should not reasonably be likely to have a material adverse effect on ERI. Eldorado and MTR plan to design compensation policies and practices in a way to support a strong risk management culture.

Deductibility of Executive Compensation

        Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to any of the named executive officers (other than the Chief Financial Officer); however, the statute exempts qualifying performance-based compensation from the deduction limit when specified requirements are met. In general, awards under the MTR Equity Plan have been structured to qualify for this exemption, and it is intended that awards granted under the ERI Equity Plan, once implemented, will also qualify for this exemption.

        Following the mergers, ERI's compensation committee is expected to emphasize performance-based compensation for its named executive officers and will seek to minimize the impact of Section 162(m) of the Code; however, the compensation committee may not necessarily limit executive compensation to the amount deductible under that Section 162(m) of the Code. In certain situations, the compensation committee may approve compensation that will not be deductible in order to ensure competitive levels of total compensation for the named executive officers or for other reasons.

 Risk Management

        ERI's senior management will be responsible for the day-to-day assessment and management of ERI's risks, and its board of directors is responsible for oversight of ERIs enterprise risk management in general. The risks facing ERI include risks associated with ERI's financial condition, liquidity, operating performance, ability to meet its debt obligations and regulations applicable to our operations and compliance therewith. The board's oversight will primarily be managed and coordinated through committees of the board of directors. ERI's audit committee will oversee its risk management with respect to significant financial and accounting policies as well as the effectiveness of management's processes that monitor and manage key business risks. ERI's gaming compliance committee will be responsible for overseeing risks associated with its gaming activities and regulatory compliance. Additionally, ERI's compensation committee will oversee risks related to compensation policies. It is expected that the audit and compensation committees will report their findings to the full board of directors. In addition, at its meetings, we expect that the board of directors will discuss risks that ERI faces, including those management will highlight as the most relevant risks to ERI. Furthermore, the oversight of enterprise risk by the board of directors is expected to involve assessment of the risk inherent in ERI's long-term strategies reviewed by the board of directors, as well as other matters brought to the attention of the board of directors. We expect that the structure and experience of ERI's board of directors will allow its directors to provide effective oversight of risk management. The board of directors recognizes that it is ERI's and its management's responsibility to identify and attempt to mitigate risks that could cause significant damage to its business or stockholder value.

Listing of ERI Common Stock

        It is a condition to the completion of the mergers that the shares of ERI common stock to be issued in the mergers are authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance.

        Following the mergers, the stockholders of MTR will become stockholders of ERI and their rights as stockholders will be governed by Nevada law and by ERI's amended and restated certificate of incorporation and amended and restated bylaws. ERI will therefore be the successor registrant. See "Comparison of Stockholder Rights" beginning on page 189.

Dividend/Distribution Policy

        As of the date of the merger agreement, September 9, 2013, MTR and Eldorado will not and will not permit any of their subsidiaries to, without the prior written consent of the other party, make any dividend payments or distributions, except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to MTR or Eldorado or any other direct or indirect wholly owned subsidiary of MTR or Eldorado, and (ii) the case of Eldorado, any tax distributions required to be paid pursuant to Eldorado's operating agreement.

        MTR has historically not paid dividends on its common stock.

        Under its operating agreement, Eldorado is required to make cash distributions to Eldorado's members in an amount sufficient to cover U.S. federal income taxes attributable to their allocated income. Subject to compliance with the terms of its outstanding senior notes and its existing credit agreement, additional discretionary distributions are permitted when approved by the Eldorado board of managers.

        ERI expects to continue MTR's policy of not paying dividends on its common stock. ERI's decision as to whether or not to pay dividends on its common stock in the future and, if so, in what amount, will be made by ERI's board of directors and will depend on, among other factors, ERI's earnings, cash requirements, financial condition, restrictions imposed by its debt instruments, and legal considerations.

        No dividends or other distributions with respect to ERI common stock will be paid to current MTR stockholders and Eldorado members unless and until they properly comply with the procedures for exchanging their MTR shares or Eldorado membership interests for shares of ERI. In the case of holders of MTR common stock, holders will not be able to receive the merger consideration and ERI dividend payments having a record date after the mergers unless and until such holders have properly surrendered their certificate(s) representing shares of common stock of MTR. If the mergers are completed, we will send former MTR stockholders written instructions for exchanging their certificates.

Appraisal Rights

        Dissenters' or appraisal rights are statutory rights that, if applicable under law, enable stockholders or members to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation or limited liability company pay the fair value for their shares or membership interests as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders or members in connection with the extraordinary transaction. Appraisal or dissenters rights are not available in all transactions.

        Under the DGCL, unless a corporation's certificate of incorporation contains provisions to the contrary (and MTR's amended and restated certificate of incorporation does not), Section 262 of the DGCL provides that no appraisal rights are available for shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, such stock was either listed on a national securities exchange or held of record by more than 2,000 holders. Section 262 of the DGCL provides certain exceptions to this rule, but none are applicable in the MTR merger. MTR's common stock is listed on the Nasdaq Stock Market. Consequently, MTR stockholders do not have appraisal rights in connection with the mergers.

Regulatory Matters

        The approval of, among others, the following Gaming Authorities must be obtained before the mergers can be completed:

  •
  the Louisiana Gaming Control Board;

  •
  the Nevada Gaming Commission;

  •
  the Ohio Lottery Commission and the Ohio State Racing Commission;

  •
  the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, and the Pennsylvania Liquor Control Board; and

  •
  the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission and the West Virginia Racing Commission.

        The following briefly summarizes the application requirements for obtaining each of these approvals.

        Pennsylvania Applications.    At its Presque Isle Downs & Casino facility in Erie, Pennsylvania, MTR offers live thoroughbred horse racing, live pari-mutuel betting, slot machines and table games. In order to consummate the mergers, MTR must obtain approvals from the Pennsylvania Gaming Control Board, the Pennsylvania Horse Racing Commission and the Pennsylvania Liquor Control Board. MTR has filed the applications required to be filed with these authorities and is currently preparing the remaining responses and petitions.

        On January 8, 2014, the Pennsylvania Gaming Control Board granted MTR and ERI initial approval for the transfer of interest in Presque Isle Downs & Casino, MTR's gaming operations in Erie, Pennsylvania. As part of the initial approval, the Pennsylvania Gaming Control Board has indicated that its approval of the transfer is subject to licensure of all new principals prior to completion of the mergers, payment of costs of investigations, and the imposition of a transfer fee equal to $2.5 million.

        Ohio Applications.    As a result of the live standardbred harness horse racing, live pari-mutuel betting, and slot machines offered at its Scioto Downs facility in Columbus, Ohio, MTR must obtain approvals from the Ohio Lottery Commission and the Ohio State Racing Commission. MTR has filed the applications required to be filed with these authorities and is responding to further requests for information from the licensing authorities.

        West Virginia Applications.    At its Mountaineer Casino, Racetrack & Resort in Chester, West Virginia, MTR offers live thoroughbred horse racing, live pari-mutuel betting, slot machines, poker and table games. As a result, MTR must obtain approvals from the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission and the West Virginia Racing Commission. MTR has filed the applications required to be filed with these authorities and is responding to further requests for information from the licensing authorities.

        Nevada Applications.    At its Eldorado Hotel and Casino in Reno, Nevada, Eldorado offers slot machines, table games, poker, and sports book betting. In addition, as of the closing of the merger transactions, Eldorado will be, indirectly, a 50% owner of the Silver Legacy Casino Casino in Reno, which also offers slot machines, table games, poker, and sports book betting. Upon the completion of the mergers, Eldorado will become a wholly owned, direct subsidiary of Eldorado. As a result, ERI and its officers and certain of its directors must apply for and obtain a variety of approvals from the Nevada Gaming Commission prior to the effective date of the mergers. Additionally, ERI must obtain the approval of the Nevada Gaming Commission to make a public offering in connection with its acquisition of Eldorado. Eldorado has filed the applications required to be filed with the Nevada Gaming Commission and is responding to further requests for information from the licensing authorities.

        Louisiana Applications.    Upon the completion of the mergers, Eldorado will become a wholly owned, direct subsidiary of ERI. As a result, ERI and its officers and certain of its directors must apply for and obtain a variety of approvals from the Louisiana Gaming Control Board prior to the effective date of the mergers. Eldorado has filed the applications required to be filed with these authorities and is responding to further requests for information from the licensing authorities.

        The approval processes described above can be expensive and time consuming, and no assurance can be as to when, if ever, such approvals will be obtained. Eldorado and MTR submitted all required applications prior to December 8, 2013.

        In addition, prior to completing the mergers, the applicable waiting period under the HSR Act must expire or terminate. MTR and Eldorado filed the required applications under the HSR Act on or about December 23, 2013. The waiting period with respect to the filed Notification and Report Forms was terminated on January 7, 2014.

        Each of MTR, Eldorado and ERI is in the process of obtaining the remaining approvals required by applicable law or regulations for the completion of the mergers.

Litigation Proceedings Relating to the Mergers

        Since the announcement of the merger, three putative class action lawsuits have been filed by purported stockholders of MTR challenging the merger. All three cases were filed in the Delaware Court of Chancery. The first case was filed on September 23, 2013 and is captioned Harris v. MTR Gaming Group, Inc., et al., Case No. 8937-VCG (the "Harris Case"); the second case was filed on September 27, 2013 and is captioned Julian v. MTR Gaming Group, Inc., et al., Case No. 8950-VCG (the "Julian Case"); and the third case was filed on October 14, 2013 and is captioned Morse v. MTR

Gaming, Inc., et al., Case No. 9001 (the "Morse Case"). These cases, which purport to be brought as class actions on behalf of all MTR stockholders, excluding the members of MTR's board of directors, alleges that the consideration that stockholders will receive in connection with the merger is inadequate and that MTR's directors breached their fiduciary duties to stockholders in negotiating and approving the merger agreement. The complaint in the Harris Case also alleges that MTR and Eldorado aided and abetted the alleged breaches by MTR's directors. The complaints in the Julian and Morse Cases alleged that MTR, Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado, Gary Carano, Thomas Reeg and Robert T. Jones aided and abetted the alleged breaches by MTR's directors. The three complaints seek various forms of relief including injunctive relief that would, if granted, prevent the merger from being consummated in accordance with the agreed-upon terms. The defendants believe that the allegations are without merit and intend to defend the actions vigorously.

Material U.S. Federal Income Tax Consequences of the MTR Merger

        Subject to the limitations, assumptions and qualifications described herein, in the opinion of Stevens & Lee, P.C., this section describes the material U.S. federal income tax consequences of the MTR merger to U.S. holders of MTR common stock that exchange their MTR common stock for ERI common stock, cash or a combination thereof in the MTR merger.

        For purposes of this discussion, a U.S. holder is a beneficial owner of MTR common stock that, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

  •
  a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        If a partnership (including for this purpose any entity or other arrangement treated as a partnership for U.S. federal income tax purposes) holds MTR common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding MTR common stock, you should consult your tax advisor.

        This discussion is intended for general information purposes and addresses only those MTR stockholders that hold their MTR common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular MTR stockholders in light of their individual circumstances or to MTR stockholders that are subject to special rules, such as:

  •
  financial institutions;

  •
  pass-through entities and their owners;

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  insurance companies;

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  tax-exempt organizations;

  •
  dealers in securities;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons that hold MTR common stock as part of a straddle, hedge, constructive sale or conversion transaction;

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  certain expatriates or persons that have a functional currency other than the U.S. dollar;

  •
  persons that are not U.S. holders; and

  •
  stockholders that acquired their shares of MTR common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

        In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the MTR merger, nor does it the U.S. Medicare contribution tax on unearned income.

        The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

        Non-U.S. Holders and U.S. Holders who may be subject to taxes other than U.S. federal income taxes should consult their own tax advisors regarding the imposition of any such taxes as a result of the mergers. An individual stockholder that is not a U.S. Holder but who performs services, in whole or in part, within the United States should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the transactions described herein.

        Tax Treatment of the Mergers.    The obligation of MTR to complete the MTR merger is conditioned upon the receipt by MTR of an opinion from Stevens & Lee, P.C., counsel to MTR, to the effect that the MTR merger will, for U.S. federal income tax purposes, be treated as a transfer of property to ERI, as described in Section 351(a) or (b) of the Code. The obligation of Eldorado to complete the Eldorado merger is conditioned upon the receipt by Eldorado of an opinion from Milbank, Tweed, Hadley & McCloy LLP, counsel to Eldorado, to the effect that the Eldorado merger will for U.S. federal income tax purposes be treated as the transfer of property to ERI, as described in Section 351(a) of the Code. These opinions of counsel will be based upon the Code, Treasury Regulations, administrative rulings, and judicial decisions, as of the date the opinions are issued, each of which may be subject to change, possibly with retroactive effect. Any such change could affect the conclusions reached in the opinions. In addition, in rendering the opinions, counsel may rely upon customary assumptions (including that (1) the description of the mergers, representations, and statements set forth in the merger agreement, this document, and any attachments are accurate and the mergers will, in fact, occur as described in those documents and that all conditions set forth in those documents will be satisfied in full without waiver, (2) any representation or other statement that is anticipated to be true, made "to the knowledge of," or similarly qualified is correct or true, and (3) to the extent a representation states that a person is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is, in fact, no such plan, intention, understanding, or agreement) and customary factual representations made by MTR, Eldorado, ERI and the merger subsidiaries (including as to (1) the nature and value of securities and other consideration exchanged in the mergers, and (2) the issuances, acquisitions, dispositions, and redemptions of MTR, Eldorado, ERI and the merger subsidiaries' shares, or membership interests prior to or following the mergers). In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions. If any of the assumptions, representations, warranties or covenants upon which those opinions are based is inconsistent with the actual facts, the conclusions reached in the tax opinions could be jeopardized.

        These opinions will not be binding on the IRS or the courts. MTR and Eldorado have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each MTR stockholder should consult its tax advisor with respect to the particular tax consequences of the

MTR merger to such holder, including the consequences if the IRS successfully challenged the treatment of the MTR merger as a transaction described in Section 351 of the Code.

Tax Consequences to U.S. Holders of MTR Common Stock

        Subject to the foregoing discussion in this "Material U.S. Federal Income Tax Consequences of the MTR Merger" section, the U.S. federal income tax consequences of the MTR merger to U.S. holders of MTR common stock are as follows:

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  gain or loss will be recognized by those holders that receive solely cash in exchange for MTR common stock pursuant to the MTR merger equal to the difference between the amount of cash received by such holder and such holder's adjusted basis in its shares of MTR common stock;

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  no gain or loss will be recognized by those holders receiving solely shares of ERI common stock in exchange for MTR common stock pursuant to the MTR merger;

  •
  gain (but not loss) will be recognized by those holders that receive shares of ERI common stock and cash in exchange for MTR common stock pursuant to the MTR merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by a holder in exchange for its MTR common stock exceeds such holder's adjusted basis in its shares of MTR common stock, and (2) the amount of cash received by such holder of MTR common stock;

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  the aggregate basis of the ERI common stock received in the MTR merger will be the same as the aggregate basis of the shares of MTR common stock for which it is exchanged, decreased by the amount of any cash received in the MTR merger, and increased by the amount of gain, if any, recognized on the exchange; and

  •
  the holding period of ERI common stock received in exchange for MTR common stock generally will include the holding period of the shares of MTR common stock for which they are exchanged.

        If holders of MTR common stock acquired different blocks of MTR common stock at different times or at different prices, any gain or loss would be determined separately with respect to each block of shares of MTR common stock.

        Gain that holders of MTR common stock recognize in connection with the MTR merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their shares of MTR common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of MTR common stock is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

        Cash Received Instead of a Fractional Share of ERI Common Stock.    A holder of a fractional share of MTR common stock will not receive a fractional share of ERI common stock but instead will receive cash in exchange for any fractional shares of MTR common stock. A holder of MTR shares that receives cash instead of a fractional share of ERI common stock will generally be treated as having received the fractional share pursuant to the mergers and then as having sold that fractional share of ERI common stock for cash. As a result, a holder of a fractional share of MTR common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

        Reporting Requirements.    U.S. holders of MTR common stock or Eldorado membership interests who receive ERI common stock and, upon consummation of the mergers, own ERI stock representing at least 5.0% of the total combined voting power or value of the total outstanding ERI common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of MTR common stock or Eldorado membership interests for ERI common stock in connection with the mergers containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder's basis in, the MTR common stock or the Eldorado membership interests, as applicable, exchanged pursuant to the merger.

        Backup Withholding and Information Reporting.    Payments of cash to a holder of MTR common stock as part of the MTR merger may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to ERI and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

        The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

 Accounting Treatment

        The mergers will be accounted for as a reverse acquisition of MTR by Eldorado under accounting principles generally accepted in the United States. Under the reverse acquisition rules, the acquiring entity in an exchange effected through an exchange of equity interest is identified through consideration of all pertinent facts and circumstances, including: the relative voting rights of the stockholders of the constituent companies in the combined company, the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

        Because all of the initial members of ERI's Board of Directors will be selected by Eldorado, certain former members of Eldorado will control the largest blocks of voting shares in ERI with the remaining shares of ERI being owned in smaller amounts by a diverse group of investors, and the Chief Executive Officer and other key management of Eldorado will assume leadership positions at ERI upon consummation of the mergers, Eldorado is considered to be the acquirer of MTR for accounting purposes. This means that Eldorado will apply the purchase method of accounting and the assets and liabilities of MTR will be recorded, as of completion of the mergers, at their respective fair values and added to the carrying value of Eldorado. Any excess of purchase price over the fair value is recorded as goodwill. The reported financial condition and results of operations of ERI after completion of the mergers will reflect MTR's and Eldorado's balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of MTR. Following completion of the mergers, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Support Agreement with Jacobs Parties

        On November 18, 2013, Eldorado entered into the support agreement with Jacobs Entertainment, Inc., a Delaware corporation, Gameco Holdings, Inc., a Delaware corporation, The

Jeffrey P. Jacobs Revocable Trust dated July 10, 2000, and Jeffrey P. Jacobs, an adult individual (collectively referred to as "Jacobs Parties"). As of November 18, 2013, the Jacobs Parties are the record and beneficial owners of 5,066,233 shares of MTR common stock (together with all other shares of MTR common stock acquired by the Jacobs Parties after November 18, 2013, the "Designated Shares").

        Pursuant to the support agreement, Eldorado and the Jacobs Parties agreed that the Jacobs Parties would each vote all of the Designated Shares in favor of the merger agreement and the MTR merger in connection with any applicable meeting held during the term of the support agreement. Furthermore, to the extent that MTR or its board of directors solicit any proxy from the MTR stockholders, all Jacobs Parties shall grant (or, to the extent appropriate, cause its affiliate to grant) such proxy in favor of the merger agreement and/or the MTR merger, as the case may be, in accordance with the applicable procedures set forth in the materials distributed in connection with such solicitation. In addition, the Jacobs Parties agree that neither they, nor any of their affiliates shall withdraw or revoke (or permit to be withdrawn or revoked) any vote, consent or proxy in favor of the merger agreement and the MTR merger. The support agreement includes mutual restrictions on the rights of the Jacobs Parties to transfer any of the Designated Shares prior to the shareholder vote with respect to the merger agreement and the MTR merger.

        The Jacobs Parties further agree that they will not seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to cause or participate in, (i) any acquisition of any shares of MTR common stock or any other securities of MTR (or beneficial ownership thereof), or rights or options to acquire any shares of MTR common stock or other securities of MTR (or beneficial ownership thereof), or any assets, indebtedness or businesses of MTR or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving MTR or any of its subsidiaries or any of its or their respective assets constituting a significant portion of the consolidated assets of MTR and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to MTR or any of its subsidiaries, (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of MTR or any of its affiliates. The Jacobs Parties also covenant not to form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to MTR or otherwise act in concert with any person or entity in connection with an acquisition proposal (as such term is defined in the merger agreement) in respect of any shares of MTR common stock or such other securities or otherwise act, along or in concert with other, to seek representation on or to control the management or board of directors of MTR, or the policies of MTR or to obtain representation on the board of directors of MTR. The Jacobs Parties further agree not to take any action which would or would reasonably be expected to force MTR to make a public announcement regarding any of the matters prohibited by the support agreement, as well as not to by themselves, or with the help of a third party, effect the delay, suspension, disruption, interference, or interruption of any of the mergers, or of the satisfaction of any condition required for the consummation of any of the mergers.

        In addition, under the support agreement, the Jacobs Parties shall cooperate with and support Eldorado's and MTR's efforts to consummate the MTR merger, including Eldorado's efforts to obtain all requisite gaming, racing, and other governmentally issued licenses, approvals, and permits. The Jacobs Parties will refrain from making any public or private statements that would disparage the image or reputation of Eldorado, MTR, their respective affiliates and/or their respective businesses, as well as their executive officers and/or directors.

        The support covenants of the Jacobs Parties contained in the support agreement terminate upon the occurrence of, among other things, the termination of the merger agreement, the consummation of the transactions contemplated by the merger agreement and the MTR board of directors making an "adverse recommendation change" (as defined in the merger agreement) in accordance with the terms of the merger agreement.

THE MERGER AGREEMENT

        The discussion in this proxy statement/prospectus of the merger agreement is subject to, and is qualified in its entirety by reference to, the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference.

 Structure of the Mergers

        Under the terms of the merger agreement, MTR and Eldorado are entering into a strategic business combination pursuant to the following mergers: (i) Ridgeline Acquisition Corp., a wholly owned direct subsidiary of ERI, will merge with and into MTR, with MTR surviving the merger, and (ii) Eclair Acquisition Company, LLC, a wholly owned direct subsidiary of ERI, will merge with and into Eldorado, with Eldorado surviving the merger. Following the mergers, each of MTR and Eldorado will continue as wholly owned direct subsidiaries of ERI. ERI will own all of the outstanding shares of MTR common stock and all of the outstanding membership interests of Eldorado. The holders of MTR common stock and Eldorado membership interests prior to the mergers will together own all of the outstanding shares of ERI common stock following the mergers.

Closing and Effective Time of the Mergers

        The completion of the mergers will occur only if all the closing conditions contained in the merger agreement have been satisfied or, in some cases, waived. The mergers will be completed legally at the time the appropriate certificates of merger have been duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada or at such later time as may be agreed by the parties in writing and specified in the certificates of merger. As of the date of this document, the parties expect that the mergers will be effective during the first or second quarter of 2014. However, there can be no assurance as to when or if the mergers will occur.

        It is intended that each merger will occur substantially simultaneously with the other merger.

        If the mergers are not completed by the close of business on June 9, 2014, the merger agreement may be terminated by either MTR or Eldorado, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to have performed or observed its covenants and agreements under the merger agreement; provided that either party may extend such termination date for 180 days if the only condition to closing that has not been satisfied is receipt of all required approvals from the Gaming Authorities.

Merger Consideration; Conversion of Shares and Membership Interests

The MTR Merger

Conversion of MTR Common Stock in the MTR Merger

        If the mergers are completed, each MTR common stockholder (other than Eldorado and holders of MTR equity awards) will have the right to elect to receive either $6.05 per share in cash or one share of common stock of ERI (the "MTR Exchange Ratio") for each share of MTR common stock (other than shares of MTR common stock held by MTR, Eldorado or their subsidiaries) they hold prior to the completion of the mergers, which we refer to as the MTR merger consideration. The cash portion of the MTR merger consideration will be subject to pro-ration if the holders of more than 5,785,123 MTR common shares properly elect to receive the cash consideration for their MTR shares. This is intended to enable MTR stockholders (excluding Eldorado and holders of MTR equity awards) to receive up to approximately 20.6% of their total merger consideration in cash, while limiting the total cash consideration to be paid by ERI in the MTR merger to not more than $35.0 million in the aggregate.

        In addition, each share of MTR common stock owned by Eldorado, MTR, ERI or any of their subsidiaries (other than (A) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (B) shares held, directly or indirectly, in respect of a debt previously contracted) will automatically be cancelled and retired in the MTR merger.

The Eldorado Merger

Conversion of Eldorado Membership Interests in the Eldorado Merger

        If the mergers are completed, in exchange for their membership interests, the members of Eldorado will collectively receive a number of shares of ERI common stock equal to the quotient obtained by dividing the amount of Eldorado merger consideration, as calculated below, by an implied price per share of $6.05 for ERI common stock (the "Eldorado Merger Shares"). The Eldorado merger consideration will be equal to the following amount:

  •
  the product of (a) Eldorado's Adjusted EBITDA (defined below) for the twelve months ending on the most recent month end preceding the closing date by at least twenty days (the "Report Date") and (b) 6.81, minus

  •
  the amount of certain outstanding debt of Eldorado, plus

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  the amount of certain cash of Eldorado, plus (or minus)

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  the amount by which a calculation of Eldorado's working capital exceeds (or is exceeded by) an agreed upon working capital target for Eldorado, plus

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  the value of Eldorado's interest (as calculated below) in Circus and Eldorado Joint Venture, LLC ("Silver Legacy"), a 50/50 joint venture with a wholly owned subsidiary of MGM Resorts International, plus

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  the amount of restricted cash on Eldorado's balance sheet (if any) relating to the credit support required in connection with Silver Legacy's credit facility, plus

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  an amount equal to certain transaction expenses of MTR, which is capped at $7.0 million.

The value of Eldorado's interest in Silver Legacy is equal to the following amount:

  •
  the product of (x) Eldorado's proportionate ownership interest in Silver Legacy (which, through a subsidiary, is expected to be 50% at the time that the mergers are completed) and (y) the product of (A) Silver Legacy's Adjusted EBITDA for the twelve months ending on the Report Date and (B) 6.81, minus

  •
  the product of (x) Eldorado's proportionate ownership interest in Silver Legacy and (y) the amount of certain outstanding debt of Silver Legacy, plus

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  the product of (x) Eldorado's proportionate ownership interest in Silver Legacy and (y) the amount of certain cash of Silver Legacy, plus (or minus)

  •
  the product of (x) Eldorado's proportionate ownership interest in Silver Legacy and (y) the amount by which a calculation of Silver Legacy's working capital exceeds (or is exceed by) an agreed upon working capital target for Silver Legacy, plus

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  the amount of the $7,500,000 subordinated note issued to Eldorado by Silver Legacy, plus

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  Eldorado's portion of the difference between the capital accounts of the members of Silver Legacy.

The number of Eldorado Merger Shares issued to Eldorado members is subject to a post-closing adjustment based on a final post-closing calculation of the components of the Eldorado merger consideration amount. The number of Eldorado Merger Shares to be delivered to Eldorado merger members at closing is subject to shares held back as Escrowed Shares and Retained Consideration. The MTR Exchange Ratio and the number of Eldorado Merger Shares to be issued as merger consideration are subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving MTR common stock.

        The term "Adjusted EBITDA" is defined as earnings before interest, taxes, depreciation, amortization, and other non-operating income (expense), such as equity in income of unconsolidated affiliates and gain or loss on the disposition of assets.

        Based on Eldorado's September 30, 2013 financial statements, we estimate that up to approximately 30.3 million shares of common stock of ERI will be issued to Eldorado members in the aggregate. This number may increase or decrease based on the factors included in the calculation described above as of the Report Date.

No Fractional Shares

        No fractional shares of ERI common stock will be issued in the mergers. Any fractional interest in ERI common stock will entitle the holder thereof to receive, in lieu of such a fractional share, cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $6.05.

Treatment of Equity-Based Awards

        Pursuant to the terms of each MTR stock plan, any unvested awards granted pursuant to an MTR stock plan will vest upon the effective date of the merger and both vested and unvested equity awards granted under an MTR stock plan will be converted into the right to receive shares of ERI common stock or will be exchanged for, or settled in, shares of ERI common stock.

        Specifically, each option or other right to acquire MTR common stock granted under any MTR stock plan outstanding immediately prior to the completion of the mergers, whether vested or unvested, will automatically become, after the completion of the mergers, an option or right to purchase the same number of shares of ERI common stock as the number of shares of MTR common stock that were subject to such MTR stock option immediately prior to the completion of the mergers. The exercise price per share of ERI common stock subject to any such MTR stock option at and after the completion of the mergers will be equal to the exercise price per share of MTR common stock subject to such MTR stock option immediately prior to the completion of the mergers. All other terms, except vesting requirements, applicable to such MTR stock option will remain the same.

        Each MTR RSU that is outstanding under any MTR stock plan (including any such MTR RSU held in participant accounts under any employee benefit or compensation plan or arrangement of MTR) immediately prior to the completion of the mergers will, as of the completion of the mergers, be settled in the same number of shares of common stock of ERI (without any right to make a cash/stock election) as the number of shares of MTR common stock that were subject to such MTR RSU immediately prior to the completion of the mergers. No further vesting, lapse, or other restrictions under the terms of the prior award agreement applicable to such MTR RSU will apply.

        Under the terms of the merger agreement, MTR may only grant stock options to acquire MTR common stock, restricted shares and MTR RSUs from the date the merger agreement was signed until the completion of the mergers in connection with (i) employee promotions and newly hired employees in the ordinary course of business and consistent with past practice, in each case to employees below the level of senior vice president or to employees of MTR's subsidiaries, (ii) annual grants to non-employee directors in payment of annual compensation for service as a director, and (iii) annual grants to employees in the ordinary course of business consistent with past practice.

Exchange Procedures

        Prior to the closing of the mergers, ERI will enter into an agreement with a bank or trust company, which we refer to as the exchange agent, mutually selected by MTR and Eldorado. This agreement will outline the procedures by which ERI will deposit with the exchange agent, at the closing of the mergers, an aggregate number of shares of ERI common stock and cash (including cash in lieu of fractional shares of common stock), that represents the merger consideration, for the benefit of the holders of shares of MTR common stock and Eldorado membership interests.

        Prior to the closing of the mergers, Eldorado will deliver to the exchange agent a schedule, referred to as the Eldorado member schedule, listing the name and contact information of each member of Eldorado as of the date the mergers will be completed, the proportion of the Eldorado merger consideration that each member of Eldorado is entitled to receive, and other information that the exchange agent might request.

        Promptly following the closing of the mergers, ERI will cause the exchange agent to mail to each member of Eldorado listed on the Eldorado member schedule and to each holder of record of any certificate(s) representing shares of MTR common stock that were converted into the right to receive the merger consideration at the closing of the mergers (other than to such holders that have already submitted their election form indicating the type of consideration they would like to receive) the following materials: (i) a letter of transmittal (which, in the case of holders of MTR common stock certificates, will specify that delivery of certificate(s) will be effected, and risk of loss and title to certificate(s) will pass, only upon delivery of certificate(s) or affidavits of loss in lieu of such certificate(s) to the exchange agent) in a form to be mutually agreed upon by Eldorado and MTR, which we refer to as the letter of transmittal, and (ii) instructions for use in surrendering MTR common stock certificate(s) or Eldorado membership interests in exchange for the merger consideration, any cash in lieu of fractional shares of ERI common stock to be issued or paid in consideration, and any dividends or distributions to which such holder is entitled.

Election Procedures

        MTR and Eldorado will mutually agree upon an election form and other appropriate and customary transmittal materials, which we refer to as the election form, that will be mailed to MTR common stockholders 35 days prior to the anticipated completion of the mergers, or on such other date as MTR and Eldorado will mutually agree. The election form will be mailed to each holder of record of MTR common stock as of the close of business on the fifth business day prior to the date of such mailing.

        Each election form will permit the holder to specify (i) the number of shares of such holder's MTR common stock with respect to which such holder elects to receive ERI common stock, (ii) the number of shares of such holder's MTR common stock with respect to which such holder elects to receive cash, or (iii) that such holder makes no election with respect to such holder's MTR common stock, which we refer to as the no-election shares. MTR stockholders need not elect to receive the same form of consideration for all of the MTR shares they own. Any MTR common stock with respect to which the exchange agent has not received an effective, properly completed election form on or before 5:00 p.m., New York City time, on the 30th day following the date on which the election form was mailed (or such other time and date as MTR and Eldorado may mutually agree), which we refer to as the election deadline, will be deemed to be no-election shares. An election is only properly made if the exchange agent receives a properly completed election form by the election deadline. To be properly completed, an election form must be accompanied by one or more MTR certificates representing all shares of MTR common stock covered by such election form, together with duly executed transmittal materials included in the election form. Any election form may be revoked or changed by written notice received by the exchange agent prior to the election deadline. If an election form is revoked and a new, properly executed election form is not received by the exchange agent prior to the election deadline, then the shares of MTR common stock associated with such election form will become no-election shares.

        The cash portion of the MTR merger consideration will be subject to pro-ration, as described below, if the holders of more than 5,785,123 MTR common shares eligible for election in the MTR merger properly elect to receive the cash consideration for their MTR shares. This is intended to enable MTR stockholders (excluding Eldorado and holders of MTR equity awards) to receive up to approximately 20.6% of their total merger consideration in cash, while limiting the total cash consideration to be paid by ERI in the MTR merger to not more than $35.0 million in the aggregate.

Cash Oversubscribed

        If the holders of more than 5,785,123 shares of MTR common stock eligible for election in the mergers properly elect to receive the cash consideration for such shares, then the following procedures will be followed:

  •
  all MTR common shares that are the subject of a stock election and all no-election shares will be converted into the right to receive the merger consideration in the form of ERI common stock;

  •
  the exchange agent will then select (by an equitable pro rata selection process to be determined by ERI) from among the MTR common shares that are the subject of a proper cash election, a sufficient number of shares to receive the merger consideration in the form of ERI common stock such that no more than 5,785,123 shares of MTR common stock that were eligible for election in the mergers will receive the cash consideration. Any shares so selected by the exchange agent will be converted into the right to receive the merger consideration in the form of ERI common stock; and

  •
  any shares that are the subject of a cash election and that have not been selected by the exchange agent in the manner described above will be converted into the right to receive the cash merger consideration.

Cash Undersubscribed

        If the holders of less than 5,785,123 shares of MTR common stock to be exchanged in the mergers have elected to receive the cash consideration for such shares, then (i) all MTR common shares that are the subject of such cash election will be converted into the right to receive the cash merger consideration and (ii) all MTR common shares that are the subject of a stock election and all no-election shares will be converted into the right to receive the merger consideration in the form of ERI common stock.

Conditions to the Completion of the Mergers

        The obligations of MTR and Eldorado to complete the mergers are subject to the satisfaction of the following conditions:

  •
  the approval and adoption of the merger agreement and proposed MTR merger by the MTR stockholders which consists of the affirmative vote of holders of a majority of the MTR common stock who are entitled to vote at the MTR special meeting;

  •
  any applicable waiting period under the HSR Act has expired or been terminated;

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  the combined Adjusted EBITDA of MTR and Eldorado for the twelve months ending on the Report Date exceeds $115,000,000;

  •
  the receipt of all required approvals from the Gaming Authorities and the absence of any injunction, governmental action or other legal prohibition or restraint preventing the closing of the transactions contemplated by the merger agreement; and

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  all third-party consents, approvals and permits identified by Eldorado and MTR as required to complete the mergers have been obtained and are in full force and effect.

        The obligation of Eldorado to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

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  the accuracy of MTR's representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

  •
  the prior performance by MTR, in all material respects, of its obligations under the merger agreement;

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  the receipt by Eldorado of the required closing certificates from MTR, certifying that the closing conditions applicable to MTR have been fulfilled;

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  the authorization for listing on the Nasdaq Stock Market of the shares of ERI common stock that will be issuable in connection with the mergers;

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  ERI shall have entered into an escrow agreement with the escrow agent and the member representative with respect to the Escrowed Shares;

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  MTR shall have delivered to Eldorado a statement of its estimated Adjusted EBITDA as of the Report Date, and Eldorado and MTR shall have determined a final Adjusted EBITDA of MTR;

  •
  no event, change, development, occurrence or effect shall have occurred since September 9, 2013 that, individually or in the aggregate, has resulted or would reasonably be expected to result in a material adverse effect (as defined below in "The Merger Agreement—Representations and Warranties of MTR and Eldorado" beginning on page 162) on MTR; and

  •
  the receipt by Eldorado of a legal opinion from its counsel with respect to certain tax matters.

        In addition, the obligation of MTR to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

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  the accuracy of Eldorado's representations and warranties in the merger agreement as of the closing date of the mergers or such other applicable date, subject to applicable materiality qualifiers;

  •
  the prior performance by Eldorado, in all material respects, of its obligations under the merger agreement;

  •
  the receipt by MTR of the required closing certificates from Eldorado certifying that the closing conditions applicable to Eldorado have been fulfilled;

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  Eldorado shall have disposed of all of its equity interest in Tamarack Crossing, LLC;

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  ERI shall have entered into an escrow agreement with the escrow agent and the member representative with respect to the Escrowed Shares;

  •
  each member of Eldorado, other than NGA AcquisitionCo, LLC, and each of the officers and senior managers of Eldorado to be designated by Eldorado and MTR shall have executed and delivered to MTR or ERI a non-compete agreement as required under the merger agreement;

  •
  each of REI, a member of Eldorado, and HCM, a member of Eldorado, shall have entered into a retained interest agreement with ERI and Eldorado in connection with the interests of Silver Legacy held by ELLC, a current subsidiary of Eldorado Resorts, relating to the acquisition of their respective indirect interests in Silver Legacy;

  •
  each member of Eldorado shall have entered into an agreement with respect to such member's obligation to surrender to ERI any shares of ERI common stock that such member is required to surrender as a result of any adjustment to the estimated Adjusted EBITDA of Eldorado; and

  •
  the receipt by MTR of a legal opinion from its counsel with respect to certain tax matters.

        None of MTR, Eldorado or ERI can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, none of MTR, Eldorado or ERI has reason to believe that any of these conditions will not be satisfied. In the event that a material condition to the completion of the mergers is waived, MTR intends to resolicit stockholder and member approval of the merger agreement.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the completion of the mergers by the mutual written consent of MTR and Eldorado, authorized by their respective boards. It can also be terminated by either MTR or Eldorado under certain specified circumstances, including if:

  •
  the mergers have not been consummated on or before June 9, 2014, unless the failure of the mergers to occur by such date is the result of the failure of the party seeking to terminate the merger agreement to have performed or observed its covenants or agreements under the merger agreement and such failure constitutes a breach of the merger agreement; provided that either party may extend such termination date for 180 days if the only condition to closing that has not been satisfied is receipt of all required approvals from the Gaming Authorities;

  •
  an injunction permanently enjoining or otherwise prohibiting the completion of the mergers or the other transactions contemplated by the merger agreement is issued by a court of law or other governmental authority having jurisdiction over the parties;

  •
  Eldorado or MTR receives a definitive notice or determination, whether orally or in writing, from any of the Gaming Authorities that the required approval will not be granted, unless any action by the party seeking to terminate the merger agreement or any failure by the party seeking to terminate the merger agreement to perform or comply with any of its covenants or agreements in the merger agreement is the primary cause of, or resulted primarily in, the refusal by any of the Gaming Authorities to grant such required approval;

  •
  the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose, unless the failure to obtain such stockholder approval is the result of the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of such party in the merger agreement; or

  •
  the combined Adjusted EBITDA of MTR and Eldorado for the twelve months ending on the Report Date does not exceed $115,000,000.

        Subject to specified conditions, the merger agreement may be terminated by Eldorado if:

  •
  MTR has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement if such breach or failure to perform would result in a condition to closing failing to be satisfied and such breach or failure to perform cannot be cured by June 9, 2014, provided that Eldorado cannot terminate the merger agreement pursuant to this provision if Eldorado is then in material breach of the merger agreement;

  •
  Prior to the MTR stockholders having approved the mergers and the merger agreement, MTR's board of directors (i) submits the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (ii) fails to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approves or recommends, or publicly proposes to approve or recommend any acquisition proposal (as defined below in "The Merger Agreement—Termination of the Merger Agreement" on page 156), (iv) submits the merger agreement to its stockholders without a recommendation for approval, or (v) withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado;

  •
  Prior to the MTR stockholders having approved the MTR merger and the merger agreement, MTR fails to comply with its obligations to solicit approval and adoption of the merger agreement and the MTR merger by its stockholders or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

  •
  Prior to the MTR stockholders having approved the MTR merger and the merger agreement, MTR or the MTR board approves, recommends or endorses an alternative transaction or competing proposal.

        In addition, in the event that the amount of the change of control fee charged by the Pennsylvania Gaming Control Board with respect to the mergers is materially higher than such fees historically charged by the Pennsylvania Gaming Control Board in connection with transactions of this type, Eldorado would be, under certain conditions, permitted to terminate the merger agreement. However, the Pennsylvania Gaming Control Board, in connection with its initial approval, ordered a transfer fee of $2.5 million, which is not materially higher than such fees historically charged, be assessed. For more information, see "The Mergers—Regulatory Matters—Pennsylvania Applications" beginning on page 142.

        Subject to specified conditions, the merger agreement may be terminated by MTR if:

  •
  Eldorado has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement if such breach or failure to perform would result in a condition to closing failing to be satisfied and such breach or failure to perform cannot be cured by June 9, 2014, provided that MTR cannot terminate the merger agreement pursuant to this provision if MTR is then in material breach of the merger agreement; or

  •
  Prior to having obtained approval of the merger agreement and the MTR merger by the MTR stockholders, MTR decides to accept a superior proposal (as defined below), MTR has complied with its obligations with respect to Acquisition Proposals, and MTR pays the termination fee to Eldorado prior to or concurrently with MTR's termination of the merger agreement.

        The term "acquisition proposal" means any inquiry, proposal or offer from any person or group other than Eldorado or one of its subsidiaries for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of MTR (or any subsidiary or subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of MTR and its subsidiaries, taken as a whole), or (b) the acquisition in any manner, directly or indirectly, of over 15% of the equity securities or consolidated total assets of MTR and its subsidiaries.

        The term "superior proposal" means any acquisition proposal (a) that the MTR board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors to be more favorable from a financial point of view to its stockholders than the mergers (after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by Eldorado to adjust the terms and conditions of the merger agreement), and

(b) that the MTR board of directors believes is reasonably likely to be completed, taking into account all financial (including economic and financing terms), regulatory (which may include the relative likelihood and timeliness of obtaining the required approvals from the Gaming Authorities), legal and other aspects of such acquisition proposal as the MTR board of directors, in the good faith performance, discharge and exercise of its fiduciary duties, deems to be relevant. For the definition of "superior proposal," the references to 15% in the definition of acquisition proposal will be deemed to be references to 80%.

Termination Fees

        In the event that:

  •
  an acquisition proposal involving MTR has been communicated to or otherwise made known to the stockholders of MTR, or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal involving MTR after the date of the merger agreement;

  •
  thereafter the merger agreement is terminated by either party following a failure to obtain approval of the merger agreement by MTR stockholders; and

  •
  prior to the date that is nine (9) months after the date of such termination, MTR enters into a definitive agreement with respect to or consummates an acquisition proposal,

then MTR will, on the date it enters into a definitive agreement with respect to the acquisition proposal, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        In addition, in the event that the merger agreement is terminated by Eldorado or MTR because the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose, and either:

  •
  MTR's board of directors has (i) submitted the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (ii) failed to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approved or recommended, or publicly proposed to approve or recommend any acquisition proposal, (iv) submitted the merger agreement to its stockholders without a recommendation for approval, or (v) withdrawn, modified or qualified such recommendation in a manner adverse to Eldorado;

  •
  MTR has failed to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or failed to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

  •
  MTR or the MTR board of directors has approved, recommended or endorsed an alternative transaction or competing proposal,

then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement. In the event that the merger agreement is terminated by Eldorado or MTR because the MTR stockholders do not approve the merger agreement at the special meeting called for such purpose and none of the foregoing circumstances have occurred, then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement (but no additional fee).

        In addition, in the event that the merger agreement is terminated by Eldorado, prior to the MTR stockholders approving the MTR merger and the merger agreement, because either:

  •
  MTR's board of directors (i) submits the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (ii) fails to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, (iii) approves or recommends, or publicly proposes to approve or recommend any acquisition proposal, (iv) submits the merger agreement to its stockholders without a recommendation for approval, or (v) withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado;

  •
  MTR fails to comply with its obligations to solicit approval and adoption of the merger agreement and the mergers by its stockholders or fails to comply with its obligation not to solicit certain alternative transactions or competing proposals; or

  •
  MTR or the MTR Board approves, recommends or endorses an alternative transaction or competing proposal,

then MTR will, within two business days after the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        In addition, in the event that the merger agreement is terminated by MTR because, prior to having obtained approval of the MTR merger and the merger agreement by the MTR stockholders, MTR decides to accept a superior proposal and, MTR has complied with its obligations under the merger agreement with respect to acquisition proposals, then MTR will, concurrently with or prior to the termination, pay Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement.

        In no event will MTR be required to pay more than one termination fee.

Effect of Termination

        In the event of termination of the merger agreement by either Eldorado or MTR, the merger agreement will become void and have no effect, and none of Eldorado, MTR, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that provisions of the merger agreement relating to confidentiality, governing law, jurisdiction, the termination fee and the parties' responsibility for expenses related to the mergers will survive the termination of the merger agreement.

        In addition, the confidentiality agreement entered into between MTR and Eldorado will survive any termination of the merger agreement, and a termination of the merger agreement will not relieve a breaching party from liability for any fraud or willful and material breach prior to such termination of any covenant or agreement of such party contained in the merger agreement.

Agreement Not to Solicit Other Offers

        MTR has agreed that it will not, and will cause its subsidiaries and officers, directors, employees, and agents, including any investment bankers, attorneys, accountants, and other retained advisors not to, directly or indirectly (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals, or offers with respect to, or the making or completion of, an acquisition proposal, (ii) engage or participate in any negotiations or discussions or negotiations concerning, or provide any non-public information relating to itself or any subsidiary in connection with an acquisition proposal, (iii) approve, endorse or recommend any acquisition proposal, or (iv) approve, endorse, or recommend, or execute or enter into any letter of intent, agreement in principle, or agreement relating to any acquisition proposal.

        However, in the event that MTR receives an unsolicited superior proposal that did not result from a breach of the merger agreement, and (i) the approval of the merger agreement by MTR stockholders, as applicable, has not yet been obtained, and (ii) the MTR board of directors determines in its good faith judgment, after receiving the advice of outside counsel and financial advisor, that a failure to participate in discussions or negotiations with, or provide information to, the party making the superior proposal, would result in a violation of the board of directors' fiduciary duties under applicable law, MTR may furnish information with respect to it and its subsidiaries to the party making the superior proposal pursuant to a customary confidentiality agreement (provided that MTR simultaneously provides such information to Eldorado) and may participate in discussions regarding the superior proposal.

        In addition, except as provided for below, MTR has agreed not to do any of the following:

  •
  (a) submit the merger agreement to its stockholders without a recommendation for approval or withdraws, modifies or qualifies such recommendation in a manner adverse to Eldorado, (b) fail to oppose and recommend rejection of a tender or exchange offer for MTR's common stock initiated by a third party within ten business days after such tender or exchange offer has been announced or commenced, or (c) approve or recommend, or publicly propose to approve or recommend any acquisition proposal (each of the foregoing is referred to as an "adverse recommendation change"), or

  •
  adopt or recommend, or publicly propose to adopt or recommend, or allow MTR or any of its subsidiaries to enter into, any letter of intent, memorandum of understanding, or other agreement constituting or related to or that is intended to or would reasonably be expected to lead to any acquisition proposal (each of the foregoing is referred to as an "acquisition agreement").

        Prior to the MTR stockholders approving the MTR merger and the merger agreement, however, if MTR receives an unsolicited acquisition proposal that did not result from a breach by MTR of the merger agreement and the MTR board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal is or could reasonably be expected to lead to a superior proposal, the MTR board of directors may do any of the following:

  •
  make an adverse recommendation change if the MTR board of directors determines in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such superior proposal, the failure to make such adverse recommendation change would reasonably be expected to breach its fiduciary duties under applicable law, or

  •
  cause MTR to terminate the merger agreement and concurrently enter into an acquisition agreement if the MTR board of directors has determined in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such superior proposal, the failure to effect such termination would reasonably be expected to breach its fiduciary duties under applicable law, as long as, concurrently with or prior to the termination, MTR pays Eldorado, by wire transfer of immediately available funds, a fee of $6.0 million plus an amount up to $1.0 million to reimburse Eldorado for any expenses and fees it has actually incurred in connection with the transactions contemplated by the merger agreement (for additional information regarding termination fees and payments, see "The Merger Agreement—Termination Fees");

provided that, at least four business days before MTR intends to make any such adverse recommendation change or effect any such termination, MTR is required to give notice to Eldorado that it intends to take such action, including a description of the terms and conditions of any superior proposal (including the party making the superior proposal) and including a copy of the most current form or draft of any written agreement and other documents related to the superior proposal.

        MTR also has agreed to provide Eldorado with notice within one business day following the receipt of any acquisition proposal or request for nonpublic information by any person that has made or may be reasonably expected to make, an acquisition proposal. The notice will be given to Eldorado orally and in writing and will indicate the identity of the person making the acquisition proposal or requesting nonpublic information and the material terms of the acquisition proposal. MTR will keep Eldorado fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such acquisition proposal, indication or request. MTR will also give Eldorado prior notice of any meeting of the MTR board of directors or any committee thereof where such body will consider any acquisition proposal or any such requests or consider providing information in connection with any acquisition proposal or any such request.

        Both MTR and Eldorado have agreed to (i) immediately cease and cause to be terminated any existing discussions or negotiations conducted with any third party with respect to any alternative transaction or acquisition proposal, (ii) enforce and not release any third party from the confidentiality and standstill provisions of any agreement to which MTR or Eldorado or their subsidiaries are a party and (iii) immediately terminate any approval previously given under any such provisions authorizing any person to make an acquisition proposal.

        Eldorado has agreed that it will not and will not cause or permit its representatives to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, or discuss or negotiate with, or provide nonpublic information to, any person other than MTR relating to any transaction involving (i) the sale of Eldorado's business or any material portion of the property or assets of Eldorado, Silver Legacy, or any other their respective subsidiaries, (ii) the sale of any of the membership interests or other equity interests of Eldorado, Silver Legacy or any of their respective subsidiaries, or (iii) any merger, consolidation, business combination or similar transaction involving Eldorado, Silver Legacy or any of their respective subsidiaries. Eldorado has also agreed that it will not, directly or indirectly, enter into or authorize, or permit any representatives of Eldorado, Silver Legacy, or any of their respective subsidiaries or any of Eldorado's members to enter into any agreement or agreement in principle with any person other than MTR for the acquisition of Eldorado, Silver Legacy, or any of their respective subsidiaries, or any material portion of the assets or properties of Eldorado, Silver Legacy or any of their respective subsidiaries or any of the membership interests or other equity interests of Eldorado or any of its subsidiaries. Eldorado has agreed to inform MTR in writing within 24 hours after receiving any unsolicited inquiry, proposal offer or bid in respect of any such transaction.

Amendment, Extension and Waiver

        The merger agreement may be amended by the parties; provided, however, that after any approval of the transactions contemplated by the merger agreement by the stockholders of MTR, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        At any time prior to the completion of the mergers, the parties, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement, or (iii) waive compliance with any of the agreements or conditions contained in the merger agreement, provided that after any approval of the transactions contemplated by the merger agreement by the stockholders of MTR no waiver may be made that requires further MTR stockholder approval under applicable law. Any such extension or waiver will be valid only if established in a written instrument signed on behalf of such party by a duly authorized officer.

Representations and Warranties of MTR and Eldorado

        The merger agreement contains customary and, in many cases, reciprocal representations and warranties by MTR and Eldorado. The representations and warranties are subject, in some cases, to specified exceptions and qualifications contained in schedules that were furnished in connection with the merger agreement and, in the case of representations and warranties made by MTR, to exceptions contained in MTR's public filings.

        The merger agreement contains representations and warranties made by Eldorado to MTR, and by MTR to Eldorado, relating to a number of matters, including the following:

  •
  corporate organization, qualification to do business, good standing, corporate power, and subsidiaries;

  •
  capitalization;

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  requisite corporate authority to enter into the merger agreement and to complete the mergers;

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  absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the mergers;

  •
  required regulatory consents necessary in connection with the merger;

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  the other third party consents necessary in connection with the merger;

  •
  existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;

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  financial statements and the absence of undisclosed liabilities;

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  absence of a material adverse effect since January 1, 2013;

  •
  legal proceedings;

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  taxes and tax returns;

  •
  employee benefit plans;

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  labor matters;

  •
  compliance with applicable law, including applicable gaming laws;

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  material contracts;

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  licensability of officers, directors, and principals under applicable gaming laws;

  •
  owned and leased real and personal property;

  •
  intellectual property;

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  environmental laws and regulations;

  •
  information technology security and privacy measures;

  •
  material interests of current officers or directors;

  •
  derivative instruments and transactions with affiliates;

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  insurance;

  •
  inapplicability of state takeover laws to the merger agreement;

  •
  accuracy of information provided in certain public filings made in connection with the merger agreement;

  •
  brokers' and other fees related to the merger agreement;

  •
  in the case of MTR, compliance with federal securities laws and regulations and Nasdaq rules and listing requirements;

  •
  in the case of MTR, the vote required from MTR's stockholders to approve the MTR merger; and

  •
  the absence of any other representations or warranties, made by Eldorado or MTR in connection with the merger agreement, other than the above enumerated.

        Certain of these representations and warranties are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect" with respect to MTR or Eldorado, as the case may be, is defined as any event, change, occurrence, or effect that would have or would reasonably be expected to have a material adverse effect on (x) the business of such party and its subsidiaries, taken as a whole, or (y) the ability of such party to consummate the transactions contemplated by the merger agreement on a timely basis (other than any change, effect, event or occurrence resulting from (i) changes in general economic, financial market, business, or geopolitical conditions, (ii) general changes or developments in any of the industries or markets in which such party or its subsidiaries operate or intend to operate, including increased competition, (iii) any actions required to be taken pursuant to the merger agreement to obtain any approval or authorization under applicable antitrust or competition laws or applicable gaming laws necessary for completion of the mergers, (iv) changes in applicable laws or applicable accounting regulations or principles or interpretations thereof; (v) any change in the price or trading volume of such party's stock, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are otherwise not excluded from the definition of "material adverse effect" may be taken into account in determining whether there has been a "material adverse effect", (vi) any outbreak or escalation of hostilities or war any act of terrorism or any other national or international calamity, crisis or emergency, (vii) the initiation of litigation by any other person (who is not a party to the merger agreement) with respect to the merger agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such person and its subsidiaries due to the announcement and performance of the merger agreement or the identities of the parties to the merger agreement, or the performance of the merger agreement and the transactions contemplated thereby, including compliance with the covenants included in the merger agreement, (viii) any action taken by such person or its subsidiaries which is required or permitted by the merger agreement, or (ix) any actions taken (or omitted to be taken) at the request of the other party to the merger agreement). Any change in the financial condition, results of operation, or other financial performance, including to Adjusted EBITDA of Eldorado, Adjusted EBITDA of MTR, and adjusted net working capital of Eldorado, of any person between the date the merger agreement was signed and the closing date shall not be taken in to account in determining whether there has been a material adverse effect.

        The representations and warranties in the merger agreement do not survive the completion of the mergers or, with limited exceptions, the termination of the merger agreement.

Covenants of MTR and Eldorado

        Conduct of the Business of MTR and Eldorado Prior to the Completion of the Mergers.    MTR and Eldorado have agreed that, prior to the completion of the mergers, they will and will cause their subsidiaries to use reasonable best efforts to (i) conduct their respective businesses in the ordinary course, and (ii) preserve substantially intact their respective business organizations, including maintaining their material assets and preserving their respective material present relationships with suppliers, governmental entities, creditors, lessors and other persons with which they have material business relationships to the extent necessary. In addition, prior to the completion of the mergers,

MTR and Eldorado have agreed to use reasonable best efforts to manage capital consistently with current practice.

        From the period from the date of the merger agreement to the completion of the mergers, each of Eldorado and MTR will not, and will not permit any of its subsidiaries to, without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed):

  •
  amend its charter, bylaws, certificate of formation, limited liability company agreement or other comparable organizational documents;

  •
  issue, sell, pledge, dispose of or encumber any shares of its capital stock or grant to any person any right to acquire any shares of its capital stock;

  •
  declare, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its capital stock, except for (i) any dividend or distribution by a subsidiary to MTR or Eldorado or to another subsidiary, and (ii) any tax distributions required to be paid by Eldorado under its operating agreement;

  •
  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or reclassify, combine split, subdivide or otherwise amend the terms of its capital stock;

  •
  acquire any corporation, partnership or other business organization, other than purchases of inventory in the ordinary course of business;

  •
  sell, lease, or otherwise dispose of any corporation, partnership or other business organization, other than sales of inventory and other assets in the ordinary course of business or pursuant to existing contracts and sales of real estate or assets having an aggregate fair market value of less than $100,000;

  •
  other than in the ordinary course of business, enter into materially amend or terminate any material contract;

  •
  commit to any material new capital expenditure except as reflected in the party's capital expenditure budget;

  •
  other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to or investments in any person (other than a subsidiary) or incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under existing credit facilities or redeem or repurchase any indebtedness for borrowed money; provided that amounts under existing credit facilities may be repaid and/or reborrowed;

  •
  except to the extent required by applicable law, any arrangement approved or in effect as of the date of the signing of the merger agreement, or as contemplated by The Patient Protection and Affordable Care Act and Health Care and Education Reform Act, (i) increase or commit to increase the compensation or benefits of any employee, except in the ordinary course of business, or of any director, officer, agent or independent contractor with the title of vice president or above, (ii) amend or adopt any compensation or benefit plan with or for the benefit of its employees or directors, except for any amendment or adoption that does not increase the cost of maintaining the applicable compensation or benefit plan, (iii) accelerate the vesting of, or the lapse of restrictions with respect to, any stock options or other stock-based compensation, or (iv) enter into any collective bargaining or similar agreement;

  •
  implement or adopt any material change in its methods of accounting except as required by GAAP or changes in law or regulatory accounting rules;

  •
  change any material tax election or tax accounting method, file any material amended tax return, or surrender any right to claim a material tax refund;

  •
  compromise, settle, or agree to settle any action, litigation or proceeding other than in the ordinary course of business;

  •
  enter into any line of business in any geographic area other than in the lines of business and in the current geographic areas where they are conducted as of the date of the merger agreement or engage in business that would require the receipt of any additional consents or approvals of a governmental entity in connection with the consummation of the mergers;

  •
  grant to any director, officer, employee or consultant any increase in compensation, bonus or other benefits except (i) increases in connection with promotions in the ordinary course of business, (ii) increases in base salaries in accordance with past practices, year in aggregate, (iii) bonus amounts in accordance with existing bonus plans, policies, agreements or arrangements disclosed to the other party with such targets as approved by such party's board of directors or compensation committee may determine from time to time, and (iv) for any bonus or incentive plan adopted for services performed entirely on or after January 1, 2014, such bonus must be in form consistent with past practice, with amounts and targets as determined by such party's board of directors or compensation committee;

  •
  grant to any director, officer, employee or consultant any severance or termination pay or benefits except in connection with the actual termination of such person to the extent required by applicable laws or the existing plans, policies, agreements or arrangements;

  •
  establish, adopt, enter into or amend any plan or collective bargaining agreement;

  •
  except as required by applicable law or existing plans, policies, agreements or arrangements, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits any plan; or make any person a beneficiary of any retention or severance plan under which such person is not a beneficiary as of the date of the merger agreement which would entitle such person to vesting, acceleration or any other right as a consequence of consummation of the mergers;

  •
  sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, including any transfer that would constitute the formation of a "real estate investment trust" or any other corporate structure that creates an "opco" and "propco" structure, other than dispositions that in the aggregate do not exceed $100,000; or

  •
  agree to or make any commitment to do any of the forgoing.

        Notwithstanding the foregoing covenants, MTR may (i) issue shares of MTR common stock pursuant to the exercise of stock options and the settlement of other awards outstanding on the date of the agreement, (ii) grant stock options, restricted shares, or RSUs in connection with employee promotions and new employee hires to employees below the level of senior vice president or employees of its subsidiaries in the ordinary course of business consistent with past practices, (iii) make annual grants of stock options, restricted shares or RSUs to directors of MTR as annual compensation for services on the MTR board of directors consistent with those described in MTR's proxy statement for its 2013 annual meeting of stockholders, and (vi) make annual grants of stock options, restricted shares, and RSUs to employees in the ordinary course of business consistent with past practice. In addition, MTR may acquire shares of MTR common stock in connection with cashless exercises or similar transactions pursuant to the exercise of MTR stock options or settlement of other equity awards.

        The parties have agreed to certain specified exceptions to the foregoing covenants and such exceptions are contained in disclosure schedules delivered by the parties to one another in connection with the merger agreement.

        Regulatory Matters.    MTR has agreed, with the assistance of Eldorado, to prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, by November 4, 2013. ERI has agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act, as promptly as practicable after such filing, and to mail or deliver the proxy statement/prospectus to MTR stockholders and to take all action to give notice of, convene, and hold a meeting of the MTR stockholders within 40 days after the effective date of such registration statement.

        MTR, Eldorado and ERI have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. Each of MTR, Eldorado and ERI will use their respective reasonable best efforts to resolve, as promptly as practicable, any objections that may be asserted by any government entity with respect to the merger agreement or the mergers and to defend any lawsuits or other proceedings by or before any government entity challenging the merger agreement or the mergers.

        In furtherance of the foregoing, each of MTR and Eldorado prepared and submitted an appropriate "Notification and Report Form" pursuant to the HSR Act on or about December 23, 2013. The waiting period with respect to the filed Notification and Report Forms was terminated on January 7, 2014. Each of MTR and Eldorado paid its own filing fees and costs associated with its HSR Act filings, and 50% of the amount of the fees and costs incurred with respect to MTR will be counted toward the MTR transaction expenses that constitute an adjustment to the amount of the Eldorado merger consideration.

        In addition, MTR, Eldorado and ERI prepared and submitted, and caused certain of their representatives to prepare and submit, all applications and supporting materials necessary to obtain the necessary approvals from the Gaming Authorities prior to December 8, 2013. For additional information regarding the approval of the Gaming Authorities, see "The Mergers—Regulatory Matters" beginning on page 142.

        MTR, Eldorado and ERI have agreed to take or cause to be taken all other actions and do or cause to be done all other things necessary, proper or advisable under applicable antitrust and gaming laws to complete the mergers as promptly as practicable.

        MTR and Eldorado also have agreed to use their respective reasonable best efforts to prevent the entry of any court order, and vacating, lifting, reversing or overturning any injunction, decree, ruling, order or other action of any governmental entity that would prevent, prohibit, restrict or delay the consummation of the mergers adversely affect the ability of the parties to complete the merger agreement and the mergers. In the event that any action, suit, proceeding or investigation is commenced challenging any of the parties' rights to complete the merger agreement and the mergers, MTR and Eldorado have agreed to use their reasonable best efforts to take such actions as are necessary and appropriate to contest such action, suit, proceeding or investigation and to defend any lawsuits or other proceedings by or before any government entity challenging the merger agreement or the mergers.

        Stockholder Approval.    MTR has agreed, without qualification, to submit the merger agreement to a vote of its stockholders at the MTR special meeting called for such purpose, provided that MTR may delay, postpone or cancel the special meeting if in the good faith judgment of the MTR board of directors (after consultation with its legal counsel) the failure to do so would reasonably be expected to breach the MTR board of directors' fiduciary duty.

        Employee Matters.    The merger agreement provides that ERI will develop, and cause MTR and Eldorado to work together to develop, common employee compensation and benefit plans as soon as practicable after the effective date of the mergers. If mutually agreed by Eldorado and MTR, each of them, as necessary, shall, one day prior to the effective date of the mergers, adopt resolutions terminating any MTR or Eldorado plans intended to qualify as qualified a cash or deferred arrangement under Section 401(k) of the Code.

        Consent Solicitation.    On December 5, 2013, MTR commenced a consent solicitation with respect to certain amendments and waivers to the Indenture dated as of August 1, 2011 among MTR, the designated MTR subsidiaries identified therein, and Wilmington Trust, National Association, as trustee and collateral agent, governing MTR's 11.5% Senior Secured Second Lien Notes due August 1, 2019 (the "MTR Notes"), on terms and conditions as agreed upon by MTR and Eldorado. On January 9, 2014, MTR received the necessary consents from holders of a majority of the MTR Notes to enter into a supplemental indenture, amending the indenture, to allow the completion of the mergers without requiring MTR to offer to repurchase any of the MTR Notes. No consent fee was paid to holders in connection with this solicitation.

        Credit Facility Amendments.    Eldorado has a senior secured revolving credit facility dated as of June 1, 2011, and MTR has a secured revolving credit facility under a credit agreement dated as of August 1, 2011. Each of Eldorado and MTR has agreed to use its commercially reasonable efforts to obtain, at its own cost, any necessary amendment to its own credit facility to permit the completion of the mergers without triggering a default or event of default under its credit facility.

        Disposal of Tamarack Crossing.    The merger agreement provides that Eldorado must, at its own expense, dispose of any and all interests that Eldorado holds, directly or indirectly, in Tamarack Crossing, LLC prior to the effective date of the mergers.

        Non-compete Agreements.    Eldorado has agreed to cause each of the members of Eldorado, other than NGA AcquisitionCo, LLC, and each of its officers and senior managers mutually agreed upon by MTR and Eldorado, to enter into non-competition agreements with ERI that will be effective upon the effective date of the mergers. The terms of such non-competition agreements for the owners of Eldorado will vary based upon the percentage of outstanding ERI common stock such owner owns at any time and such owner's term of service to ERI. The terms of such non-competition agreements for each designated officer and senior manager will be effective until such officer's and senior manager's separation of service from ERI and/or its subsidiaries.

        Nasdaq Listing.    ERI has agreed to cause the shares of ERI common stock to be issued in the mergers to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the effective date of the mergers.

        Statement of MTR Adjusted EBITDA.    MTR has agreed to prepare and provide to Eldorado not less than ten business days prior to the closing date a report setting forth the estimated Adjusted EBITDA of MTR for the twelve months ending on the Report Date together with detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations. Eldorado will have a reasonable opportunity to discuss such report with MTR and to review such report and the underlying books and records of MTR related to the report. If Eldorado objects to any amount reflected on the report, then Eldorado and MTR will in good faith attempt to resolve such objection and agree to any contested amounts prior to closing.

        Other Covenants.    The merger agreement contains certain additional covenants between the parties, including covenants relating to access to information, confidentiality, indemnification and insurance, state anti-takeover matters, notifications, further assurances and liability of directors and officers under Section 16(b) of the Exchange Act of 1934, as amended.

Retained Interest Agreement

        On or prior to the closing date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts; provided that HCM and REI shall not be required to transfer their interests in ELLC to Eldorado Resorts and either or both may instead retain all or a portion of their ownership interests in ELLC so long as:

  •
  the interest in ELLC shall, in the aggregate, not exceed 3.8142% of the total outstanding interest in ELLC, prior to giving effect to any redemption permitted by the operating agreement of Silver Legacy; and

  •
  any such interest in ELLC is subject to a retained interest agreement between ERI, ELLC, Eldorado Resorts, HCM and REI pursuant to which the parties shall agree as follows:

  •
  concurrently with, or prior to, the consummation of the Eldorado merger, ELLC shall redeem all of Eldorado Resorts' interest in ELLC in exchange for a distribution to Eldorado Resorts of a percentage of ELLC's interest in Silver Legacy equal to Eldorado Resorts' interest in ELLC immediately prior to such redemption such that:

  •
  Eldorado Resorts' direct interest in Silver Legacy through such interest distributed by ELLC is equal to Eldorado Resorts' indirect interest in Silver Legacy immediately prior to such redemption; and

  •
  immediately after such redemption by ELLC, HCM and REI shall be the sole owners of ELLC;

  •
  HCM and REI shall grant to Eldorado Resorts a right, exercisable for three months commencing on the first business day after the first anniversary of the closing date of the mergers, to acquire from HCM and REI all of their interests in ELLC in exchange for the payment to HCM and REI of their respective pro rata portions of the Retained Consideration; and

  •
  Eldorado Resorts shall grant to each of HCM and REI a right, exercisable for three months commencing on the first business day after the second anniversary of the closing date of the mergers, to put to Eldorado Resorts all of their interests in ELLC in exchange for the payment to HCM and REI of their respective pro rata portions of the Retained Consideration.

For purposes of the merger agreement, the Retained Consideration means a number of shares of ERI common stock equal to (x) the estimated value of Eldorado's interest in Silver Legacy, multiplied by (y) the portion of the outstanding interests in ELLC (expressed as a percentage) represented by the interests in ELLC held by HCM and REI, divided by (z) $6.05. For more information regarding the calculation of Eldorado's interest in Silver Legacy, see "The Merger Agreement—Merger Consideration; Conversion of Shares and Membership Interests—The Eldorado Merger—Conversion of Eldorado Membership Interests in the Eldorado Merger" beginning on page 150. Notwithstanding any provision in the merger agreement to the contrary, the number of shares of ERI common stock issuable at the closing as Eldorado Merger Shares shall be reduced by the number of shares equal to the Retained Consideration.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

        MTR and Eldorado agreed to a strategic business combination on September 9, 2013 for an estimated purchase price of $120.1 million. See Note 2 to the unaudited pro forma condensed combined financial statements (the "Unaudited Pro Forma Financial Statements") for additional information on the purchase consideration.

        The unaudited pro forma condensed combined balance sheet (the "Unaudited Pro Forma Balance Sheet") at September 30, 2013 gives effect to the mergers, including: (i) the accounting acquisition of MTR by Eldorado, (ii) the cash election by existing holders of MTR common stock, as discussed in more detail below, and (iii) Eldorado's disposal of its investment in Tamarack Crossing, LLC ("Tamarack"), and (iv) such other adjustments as described in the footnotes below as if these transactions occurred on September 30, 2013.

        The unaudited pro forma condensed combined statements of operations (the "Unaudited Pro Forma Income Statements") for the nine months ended September 30, 2013 and the year ended December 31, 2012, give effect to the mergers as if they had occurred on January 1, 2012 and reflect pro forma adjustments that are expected to have a continuing impact on the results of operations.

        Note that certain reclassifications have been made to the historical financial statements of Eldorado and MTR to align their presentation in the Unaudited Pro Forma Financial Statements.

        The Unaudited Pro Forma Financial Statements have been prepared by management for illustrative purposes only and do not purport to represent what the results of operations, balance sheet data or other financial information of ERI would have been if the mergers had occurred as of the dates indicated or what such results will be for any future periods. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this proxy statement/prospectus. The historical financial information has been adjusted to give effect to pro forma events that are: (1) directly attributable to the mergers, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Income Statements, expected to have a continuing impact on the combined results of ERI. As such, the Unaudited Pro Forma Income Statements for the nine months ended September 30, 2013 and the year ended December 31, 2012 presented do not reflect non-recurring charges that will be incurred in connection with the mergers. The Unaudited Pro Forma Income Statements also do not reflect any cost savings from potential operating efficiencies or associated costs to achieve such savings or synergies that are expected to result from the mergers nor do they include any costs associated with severance, exit or disposal of businesses or assets, restructuring or integration activities resulting from the mergers, as they are currently not known, and, to the extent they arise, they are expected to be non-recurring and will not have been incurred at the closing date of the mergers. However, such costs could affect the combined company following the mergers in the period the costs are incurred. Further, the Unaudited Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the mergers.

 UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2013

(Dollars in Thousands, Except Per Share Data)

	Accounting Acquirer	Accounting Acquiree
	(Restated) Eldorado Historical	(As Reported) MTR Gaming Historical	Reclassification Adjustments(a)		Pro Forma Adjustments(a)		Combined Company Pro Forma
Current assets:
Cash and cash equivalents	$36,165	$86,075	$—		$(49,876)	(1)	$72,364
Restricted cash	305	4,064	—		—		4,369
Accounts receivable, net of allowance for doubtful accounts	3,848	5,192	—		—		9,040
Due from members and affiliates	444	—	—		—		444
Inventories	3,219	4,345	—		—		7,564
Deferred financing costs	—	1,642	—		(1,642)	(2)	—
Prepaid expenses and other current assets	3,178	8,240	—		—		11,418

Total current assets	47,159	109,558	—		(51,518)		105,199

Property and equipment, net	182,807	375,749	—		(79,732)	(3)	478,824
Other intangible assets	20,574	136,116	(599)		256,183	(4)	412,274
Goodwill	—	—	599		74,335	(4)	74,934
Deferred financing costs, net of current portion	—	7,176	—		(7,176)	(2)	—
Other assets	6,942	1,918	—		1,600	(5)	10,460
Restricted cash	5,000	—	—		—		5,000
Investment in and advances to unconsoldiated affiliates	5,388	—	—		(5,388)	(6)	—
Non-operating real property	—	10,789	—		5,634	(3)	16,423
Assets of discontinued operations	—	181	—		—		181

	$267,870	$641,487	$—		$193,938		$1,103,295

Current liabilities:
Accounts payable	$7,452	$3,883	$—		$(1,299)	(11)	$10,036
Accounts payable—gaming taxes and assessments	—	9,017	4,085	(a)	(191)	(7)	12,911
Current portion of long-term debt	3,750	—	—		—		3,750
Current portion of capital lease obligations	314	—	—		—		314
Accrued payroll and related taxes	—	6,440	3,881	(b)	(501)	(8)	9,820
Accrued interest	4,284	10,937	—		—		15,221
Accrued income taxes	—	273	—		—		273
Other accrued liabilities	15,313	17,128	(7,966)	(a)(b)	(2,149)	(11)	22,326
Due to members and affiliates	257	—	—		—		257
Construction project and equipment liabilities	—	38	—		—		38
Deferred income taxes	—	1,472	—		—		1,472
Liabilities of discontinued operations	—	116	—		—		116

Total current liabilities	31,370	49,304	—		(4,140)		76,534
Guarantees to unconsolidated affiliate	317	—	—		—		317
Long-term debt, less current portion	168,000	558,305	—		69,426	(9)	795,731
Capital lease obligations, less current portion	63	—	—		—		63
Other regulatory gaming assessments	—	4,714	—		(2,469)	(7)	2,245
Long-term compensation	—	695	—		(695)	(8)	—
Deferred income taxes	—	15,176	—		37,835	(10)	53,011
Other long-term liabilities	1,395	514	—		—		1,909

Total liabilities	201,145	628,708	—		99,957		929,810

Stockholders' equity:
Members' equity	66,725	—	—		(66,725)	(12)	—
Common stock	—	—	—		532	(12)	532
Paid-in capital	—	64,905	—		108,048	(6)(8)(11)(12)	172,953
Accumulated deficit	—	(52,041)	—		52,041	(12)	—
Accumulated other comprehensive loss	—	(309)	—		309	(12)	—

Total stockholders' equity	66,725	12,555	—		94,205		173,485
Non-controlling interest of discontinued operations	—	224	—		(224)	(12)	—

	66,725	12,779	—		93,981		173,485

	$267,870	$641,487	$—		$193,938		$1,103,295

Shares outstanding		27,928,641			25,272,143		53,200,784
Book value per share		$0.46					$3.26
Tangible book value per share		$(4.42)					$(5.90)

(a)
Refer to the Notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of reclassification and pro forma adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2013

(Dollars in Thousands, Except Per Share Data)

	Accounting Acquirer	Accounting Acquiree
	Eldorado Historical	(As Reported) MTR Gaming Historical	Reclassification Adjustments(a)	Pro Forma Adjustments(a)		Combined Company Pro Forma
	(Restated)
Revenues:
Gaming	$149,757	$349,223	$—	$—		$498,980
Parimutuel commissions	—	8,932	—	—		8,932
Food and beverage	48,462	31,551	(6,611)	—		73,402
Hotel	21,150	—	4,099	—		25,249
Other	5,052	9,582	2,512	—		17,146

Total revenues	224,421	399,288	—	—		623,709
Less promotional allowances	(32,783)	(16,321)	—	—		(49,104)

Net revenues	191,638	382,967	—	—		574,605

Operating expenses:
Costs of operating departments:
Gaming
Operating	89,117	204,624	(10,170)	—		283,571
Other regulatory assessments	—	(279)	—	419	(7)	140
Pari-mutuel commissions	—	8,931	(406)	—		8,525
Food and beverage	23,587	24,409	(3,090)	—		44,906
Hotel	6,112	—	2,307	—		8,419
Other	2,951	6,519	2,225	—		11,695
Marketing and promotions	—	11,948	13,006	1,590	(4)	26,544
General and administrative	35,265	48,861	(3,872)	(1,117)	(8)	79,137
Strategic transaction costs	1,416	2,723	—	(4,139)	(11)	—
Depreciation	13,000	22,782	—	(5,499)	(3)	30,283
(Gain) loss on the sale or disposal of property	(2)	68	—	—		66

Total operating expenses	171,446	330,586	—	(8,746)		493,286
Equity in income of unconsolidated affiliate	3,425	—	—	(810	)(6)	2,615

Operating income	23,617	52,381	—	7,936		83,934
Other income (expense):
Interest income	12	26	—	—		38
Interest expense	(11,810)	(52,176)	—	8,464	(9)	(55,522)

Income from continuing operations before income taxes	11,819	231	—	16,400		28,450
Provision for income taxes	—	(2,260)	—	(9,877)	(10)	(12,137)

Income (loss) from continuing operations	$11,819	$(2,029)	$—	$6,523		$16,313

Net (loss) income per share from continuing operations:
Basic		$(0.07)				$0.31

Diluted		$(0.07)				$0.31

Weighted averaged number of shares outstanding:
Basic		28,234,350				53,200,784

Diluted		28,234,350				53,482,776

(a)
Refer to the notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of reclassification adjustments.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE
YEAR ENDED DECEMBER 31, 2012

(Dollars in Thousands, Except Per Share Data)

	Accounting Acquirer	Accounting Acquiree
	Eldorado Historical	(As reported) MTR Gaming Historical	Reclassification Adjustments(a)	Pro Forma Adjustments		Combined Company Pro Forma
	(Restated)
Revenues:
Gaming	$200,292	$445,848	$—	$—		$646,140
Parimutuel commissions	—	10,368	—	—		10,368
Food and beverage	62,947	36,489	(9,196)	—		90,240
Hotel	26,203	—	5,566	—		31,769
Other	6,828	11,392	3,630	—		21,850

Total revenues	296,270	504,097	—	—		800,367
Less promotional allowances	(41,530)	(14,098)	(3,010)	—		(58,638)

Net revenues	254,740	489,999	(3,010)	—		741,729

Operating expenses:
Costs of operating departments:
Gaming
Operating	120,507	266,804	(15,135)	—		372,176
Other regulatory assessments	—	391	—	(200)	(7)	191
Pari-mutuel commissions	—	11,083	(787)	—		10,296
Food and beverage	31,547	28,554	(4,324)	—		55,777
Hotel	8,020	—	3,196	—		11,216
Other	3,961	7,374	3,048	—		14,383
Marketing and promotions	—	16,936	15,617	5,320	(4)	37,873
General and administrative	47,463	62,738	(4,025)	(1,729)	(8)	104,447
Project opening costs	—	2,705	—	—		2,705
Management fees—related party	600	—	(600)	—		—
Depreciation	17,651	27,511	—	2,840	(3)	48,002
Loss (gain) on the sale or disposal of property	198	(52)	—	—		146

Total operating expenses	229,947	424,044	(3,010)	6,231		657,212
Equity in loss of unconsolidated affiliate	(8,952)	—	—	(746)	(6)	(9,698)

Operating income	15,841	65,955	—	(6,977)		74,819
Other income (expense):
Interest income	14	168	—	—		182
Loss on property donation	(755)	—	—	—		(755)
Loss on early reitrement of debt, net	(22)	—	—	—		(22)
Interest expense	(16,069)	(67,993)	—	11,294	(9)	(72,768)

Income (loss) from continuing operations before income taxes	(991)	(1,870)	—	4,317		1,456
Provision for income taxes	—	(3,577)	—	(1,164)	(10)	(4,741)

Loss from continuing operations	$(991)	$(5,447)	$—	(3,153)		(3,285)

Loss per share from continuing operations:
Basic		$(0.19)				$(0.06)

Diluted		$(0.19)				$(0.06)

Weighted averaged number of shares outstanding:
Basic		28,011,513				53,200,784

Diluted		28,011,513				53,482,776

(a)
Refer to the notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of reclassification adjustments.

Note 1—BASIS OF PRESENTATION

        The Unaudited Pro Forma Financial Statements have been derived by applying pro forma adjustments to the historical unaudited consolidated interim financial statements as of and for the nine months ending September 30, 2013 of MTR, incorporated by reference, and Eldorado, included elsewhere in this proxy statement/prospectus, and the historical audited consolidated financial statements as of and for the year ended December 31, 2012 of MTR, incorporated by reference, and of Eldorado, included elsewhere in this proxy statement/prospectus.

        The Unaudited Pro Forma Financial Statements have been prepared giving effect to the accounting acquisition of MTR by Eldorado in a transaction to be accounted for as a purchase in accordance with ASC Topic No. 805, Business Combinations. Under the acquisition method of accounting, the total estimated purchase price, calculated as described in the notes to the Unaudited Pro Forma Financial Statements, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. See "The Mergers—Accounting Treatment" beginning on page 147.

        For purposes of the Unaudited Pro Forma Financial Statements, MTR and Eldorado management have made a preliminary allocation of the estimated purchase price of the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair values, as described in the notes presented herein. A final purchase price allocation will be based on the actual net tangible and intangible assets that exist as of the acquisition date and will be completed after asset and liability valuations are finalized. Any final adjustments may change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in differences when compared to the pro forma adjustments included in the Unaudited Pro Forma Financial Statements presented herein. Amounts preliminarily allocated to assets and liabilities may change significantly, which could result in a material increase or decrease in pro forma depreciation or amortization expense. Estimates related to the determination of the useful lives of assets acquired may also change, which could result in a material increase or decrease in pro forma depreciation or amortization expense.

        The pro forma adjustments represent MTR and Eldorado managements' estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The cash/stock election of existing MTR stockholders' common stock with respect to the mergers is subject to several potential outcomes that could have a wide range of possible effects. The Unaudited Pro Forma Financial Statements have been prepared to reflect the MTR stockholders electing the maximum amount of cash (up to $35.0 million in aggregate) and the minimum number of shares of ERI common stock.

        This scenario would result in former Eldorado members owning approximately 57% of ERI on a pro forma basis immediately following the mergers. Eldorado is the accounting acquirer of MTR, and the acquisition will be treated as a reverse merger. This determination was made based on the consideration of all quantitative and qualitative factors, including the following:

  •
  certain former members of Eldorado will control the largest blocks of voting shares in ERI with the remaining shares of ERI being owned in smaller amounts by a diverse group of investors;

  •
  all of the initial members of ERI's board of directors will be selected by Eldorado; and

  •
  the Chief Operating Officer and other key management of Eldorado will assume leadership positions at ERI upon consummation of the mergers.

Note 1—BASIS OF PRESENTATION (Continued)

        The Unaudited Pro Forma Financial Statements should be read in conjunction with:

  •
  the accompanying notes to the Unaudited Pro Forma Financial Statements;

  •
  the separate historical audited consolidated financial statements of Eldorado as of and for the year ended December 31, 2012, included herein;

  •
  the separate historical unaudited consolidated interim financial statements of Eldorado as of and for the nine months ended September 30, 2013, included herein;

  •
  the separate historical audited consolidated financial statements of MTR as of and for the year ended December 31, 2012, included in MTR's Annual Report on Form 10-K filed on March 15, 2013 and incorporated by reference herein;

  •
  the separate historical unaudited consolidated interim financial statements of MTR as of and for the nine months ended September 30, 2013, included in MTR's Quarterly Report on Form 10-Q and incorporated by reference herein; and

  •
  the other information contained in or incorporated by reference into this document. See "Incorporation of Certain Documents by Reference", "Selected Historical Consolidated Financial Data of MTR" and "Selected Historical Consolidated Financial Data of Eldorado".

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION

        The total estimated purchase price for the purpose of this pro forma financial information is $120.1 million. The purchase consideration in a reverse acquisition is determined with reference to the value of equity that the accounting acquirer, Eldorado, would have had to issue to the owners of the accounting acquiree, MTR, to give them the same percentage interest in the combined entity. However, in reverse acquisitions that occur between a public company as the legal acquirer, and a private company as the accounting acquirer, the fair value of the legal acquirer's publicly traded stock generally is a more reliable determination of the fair value than the fair value of the accounting acquirer's untraded equity securities, and as such, is generally used in calculating the purchase consideration. Accordingly, the following table provides the calculation and allocation of the purchase price used in the pro forma financial statements, which is calculated using the fair value of the outstanding common stock of MTR and a reconciliation of pro forma shares to be outstanding assuming the transaction closed on February 7, 2014.

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION (Continued)

Purchase Price Calculation

ERI Outstanding Share Calculation
Shares to be issued to Eldorado members(i)	30,279,372
Number of MTR shares outstanding(ii)	28,069,377
MTR RSUs that vest upon closing(iii)	637,158

Total ERI shares to be outstanding—before share repurchase	58,985,907

Eldorado pro forma % ownership	51.33%
MTR pro forma % ownership	48.67%
Maximum shares acquired at $6.05 per share based on $35.0 millon buyback offer	(5,785,123)

Total ERI shares to be outstanding—assuming full share repurchase	53,200,784

Eldorado pro forma % ownership	56.92%
MTR pro forma % ownership	43.08%
Consideration Transferred (dollars in thousands, except stock price)
Number of MTR shares outstanding	28,069,377
MTR RSUs that vest upon closing	637,158
Maximum shares acquired at $6.05 per share based on $35.0 million buyback offer	(5,785,123)

Total net MTR shares	22,921,412
MTR common stock price	$5.15

Fair value of MTR shares	$118,045
Fair value of MTR stock options(iii)	2,103

Total consideration transferred	$120,148

Total consideration—assuming no shares are repurchased	$149,941

(i)
Eldorado merger shares to be issued based on the terms of the merger consideration as defined in the merger agreement and included below:

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION (Continued)

	LTM 9/30/2013
($ in millions, except per share data)	Restated Eldorado Resorts	Silver Legacy	Total
Merger Consideration
Adjusted EBITDA	$42.7	$21.4
Adjusted EBITDA	$42.7	$21.4
EV / EBITDA Multiple	6.81x	6.81x

Implied Enterprise Value	$290.9	$145.7
Less: Eldorado Resorts Total Debt(1)	(171.8)
Less: Eldorado Resorts Capital Leases and Interest Payable(2)	(4.7)
Plus: Eldorado Resorts Excess Cash and Cash Equivalents(3)	22.5
Plus: Restricted Cash Required for Silver Legacy Credit Support, if Applicable	5.0
Eldorado Resorts Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—
Less: Silver Legacy Adjusted Total Debt(4)		(107.9)
Less: Silver Legacy Accrued Interest		(1.2)
Plus: Silver Legacy Excess Cash and Cash Equivalents(3)		9.9
Silver Legacy Equity Value		$46.5
Eldorado Interest		50.0%

Eldorado Equity Interest in Silver Legacy		$23.2
Plus: Eldorado Portion of Joint Venture Partner Notes		7.5
Plus: Equity True Up With MGM		5.0

Silver Legacy Component		$35.7

Merger Consideration	$141.8	$35.7	$177.5

MTR Transaction Expense Adjustment			$7.0

Eldorado Merger Consideration			$184.5
Price of Shares Issued			$6.05

Aggregate Eldorado Merger Shares			30,503,649	(6)
Noncontrolling Interest			224,277	(5)
Net Shares issued to Eldorado in Merger			30,279,372

(1)
Includes $3.8 million Term Loan and $168.0 million of 8.625% Senior Secured Notes.

(2)
Includes $0.4 million of Capital Lease Obligations and $4.3 million of Interest Payable.

(3)
Excess cash equals total cash less cage cash.

(4)
Includes $63.5 million Senior Credit Facility, $29.4 million principal balance of Second Lien Notes (does not include $26.5 million of estimated future cash payments and PIK interest on Second Lien Notes) and $15.0 million face value of Joint Venture Partner Notes.

(5)
Noncontrolling interest representing 3.8142% in Silver Legacy not owned by Eldorado Resorts at the time of the closing of the mergers.

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION (Continued)

(6)
Includes Escrowed Shares.

        For more information regarding the calculation Adjusted EBITDA of each of Eldorado and Silver Legacy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado—Supplemental Unaudited Presentations of Consolidated Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA for the twelve months ended December 31, 2012 and September 30, 2013" beginning on page 236.

(ii)
Number of shares of MTR common stock issued and outstanding as of February 7, 2014.

(iii)
Pursuant to the MTR 2010 Long-Term Incentive Plan, immediately prior to closing, all outstanding stock options and MTR RSUs will vest and become immediately exercisable upon the effective date of the merger. All vested MTR RSUs will be exchanged for one share of ERI common stock. All outstanding stock options will be granted replacement awards in ERI common stock with the same terms as the previous awards.

        The following table shows the change to the weighted-average number of shares outstanding and pro forma EPS, based on a hypothetical 10% fluctuation in Eldorado and Silver Legacy's Adjusted EBITDA, which are significant inputs in the calculation of shares to be issued in the merger consideration calculation:

			EPS
	Weighted-Average Shares Outstanding		Nine Months Ended September 30, 2013		Year Ended December 31, 2012
Changes in Adjusted EBITDA	Basic	Diluted	Basic	Diluted	Basic	Diluted
Increase of 10%	59,164,570	59,446,562	$0.28	$0.27	$(0.06)	$(0.06)
Decrease of 10%	47,236,998	47,518,990	$0.35	$0.34	$(0.07)	$(0.07)

        For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined based on the $5.15 per share closing price of MTR common stock on February 7, 2014. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in MTR's common stock price as of the closing date of the transaction. A sensitivity analysis related to the fluctuations in the MTR common stock price was performed to assess the impact a hypothetical change of 10% on the closing price of MTR common stock on February 7, 2014 would have on the estimated purchase price and goodwill as of the closing date.

        The following table shows the change in MTR common stock price, estimated consideration transferred and goodwill (dollars in thousands, except stock price):

Change in Stock Price	Stock Price	Estimated Consideration Transferred	Goodwill
Increase of 10%	$5.67	$132,067	$86,853
Decrease of 10%	$4.64	$108,458	$63,244

        Additionally, the final value of consideration transferred will necessarily depend upon stockholders' elections with regards to the option to exchange their shares for $6.05 per share up to a maximum $35.0 million repurchase. The pro forma information presented herein assumes a maximum redemption scenario. The following table shows the impact to the consideration transferred, shares outstanding,

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION (Continued)

stockholders' equity of the combined entity and goodwill should no MTR stockholders elect to redeem their shares for cash.

MTR Stockholders' Election	Estimated Consideration Transferred	Goodwill	Shares Outstanding	Stockholders' Equity
Maximum redemption scenario	$120,148	$74,934	53,200,784	$173,485
Minimum redemption scenario	149,941	$74,727	58,985,907	$208,278

        Additionally, basic and diluted earnings per share will depend on MTR stockholders' election of cash merger consideration. The differences between the minimum and maximum redemption scenarios on basic and diluted earnings per share are as follows:

	Nine Months Ended September 30, 2013
	Weighted Average Shares Outstanding		EPS
MTR Stockholders' Election	Basic	Diluted	Basic	Diluted
Maximum redemption scenario	53,200,784	53,482,776	$0.31	$0.31
Minimum redemption scenario	58,985,907	59,267,899	$0.28	$0.28

	Year Ended December 31, 2012
	Weighted Average Shares Outstanding		EPS
MTR Stockholders' Election	Basic	Diluted	Basic	Diluted
Maximum redemption scenario	53,200,784	53,482,776	$(0.06)	$(0.06)
Minimum redemption scenario	58,985,907	59,267,899	$(0.06)	$(0.06)

Preliminary Purchase Price Allocation

        The following table summarizes the preliminary allocation of the estimated purchase consideration to the identifiable assets acquired and liabilities assumed of MTR, with the excess recorded as goodwill (dollars in thousands):

Current and other assets(i)	$67,021
Property and equipment	296,017
Goodwill(ii)	74,934
Intangible assets(iii)	391,700
Other noncurrent assets	20,122

Total assets	849,794
Current liabilities	46,145
Long term debt(iv)	627,731
Deferred income taxes(v)	53,011
Other noncurrent liabilities	2,759

Total liabilities	729,646

Net assets acquired	$120,148

(i)
As noted above, in a scenario in which none of MTR stockholders elect to redeem their shares for $6.05, current assets would increase $30.0 million as no cash would be returned to MTR stockholders.

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION (Continued)

(ii)
As noted above, in a scenario in which none of the MTR stockholders elect to redeem their shares for $6.05, purchase consideration and MTR's cash and cash equivalents would increase, resulting in the value of goodwill decreasing by $0.2 million.

(iii)
Intangible assets consist of gaming licenses, trade names, and customer loyalty programs.

(iv)
Long term debt was comprised of MTR's $570.7 million 11.50% Senior Secured Second Lien Notes due 2019.

(v)
Deferred tax liabilities were derived based on fair value adjustments for property and equipment, identified intangibles, deferred financing costs, certain long term liabilities and long term debt.

Purchase Price Reconciliation to Goodwill (dollars in thousands)

Total Purchase Price for Accounting Purposes		$120,148
Net Assets Acquired:
MTR stockholders' equity	$12,779
Adjustment to equity for transaction costs and vesting of performance awards	(7,232)
Adjustment for cash used in share offer repurchase	(30,000)
MTR intangibles	(136,116)
Estimated adjustments to reflect assets acquired at fair value:
Property and equipment	(79,732)
Non-operating real property	5,634
Deferred financing costs	(8,818)
Gaming licenses	377,900
Trade names	10,600
Customer loyalty programs	3,200
Leased mineral rights	1,600
Estimated adjustments to reflect liabilities acquired at fair value:
Long-term debt	(69,426)
Deferred income taxes	(37,835)
Other regulatory gaming assessments	2,660

		(45,214)

Goodwill resulting from merger		$74,934

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS

1)
The following table illustrates the pro forma adjustments to cash and cash equivalents for the period ended September 30, 2013 (dollars in thousands):

September 30, 2013
Historical pro forma combined balance	$122,240
Reflects maximum share repurchase(i)	(35,000)
Pay-out of performance awards under 2010 Plan(ii)	(2,651)
Pay-out of merger transaction costs(iii)	(12,225)

Cash and cash equivalents pro forma adjustments	(49,876)

Total pro forma cash and cash equivalents	$72,364

(i)
Pro forma calculations assumed cash repurchase election of $6.05 per share of MTR common shares up to a maximum repurchase amount of $35.0 million. If stockholders do not elect to redeem their shares at $6.05 per share, the pro forma cash value would be $107.4 million. The pro forma impact to stockholders' equity, weighted average shares outstanding, EPS and goodwill, if stockholders do not elect to redeem their shares is further discussed in Note 2, Calculation of Estimated Purchase Consideration.

(ii)
Under the terms of the merger, all performance cash awards granted under the terms of MTR's 2010 Long-Term Incentive Plan ("2010 Plan"), will vest and be paid by MTR upon the closing of the merger. The Unaudited Pro Forma Balance Sheet was adjusted to reflect the impact of the $2.7 million payment to be made by MTR upon the merger closing. Further discussion regarding the 2010 Plan awards vesting and related pro forma adjustments are discussed in Adjustment 8 below.

(iii)
Eldorado and MTR anticipate incurring approximately $4.4 million and $8.5 million, respectively, for a total of $12.9 million in transaction related costs, which consist primarily of legal, financial advisor, accounting and consulting costs. The historical combined financial statements already reflect $0.7 million paid as of September 30, 2013. The remaining $12.2 million was shown as a pro forma reduction to cash and cash equivalents with a corresponding adjustment to accounts payable/accrued liabilities and retained earnings, as further discussed in Adjustment 11 below.
2)
Reflects the elimination of deferred financing costs associated with MTR's long term debt.

3)
Reflects the adjustment to MTR's historical property and equipment to the estimated fair value of the property and equipment on the acquisition date. The estimated fair values compared to net book value of property and equipment and the valuation methodologies used are as follows (dollars in thousands):

	Net Book Value	Fair Value	Pro Forma Adjustment	Valuation method
Personal property	$78,255	$77,939	$(316)	Cost approach
Buildings and improvements	229,490	207,568	(21,922)	Cost approach
Land and improvements	68,004	10,510	(57,494)	Market approach

	$375,749	$296,017	$(79,732)

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS (Continued)

  With respect to personal property components of the assets (gaming equipment, furniture, fixtures and equipment, computers, and vehicles) the cost approach was used, which is based on replacement or reproduction costs of the asset. The fair value of land was determined using the market approach, which considers sales of comparable assets and applies compensating factors for any differences specific to the particular assets. Building and site improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost.

  In addition, a fair value adjustment of $5.6 million was recorded to non-operating real property utilizing a sales comparison approach. As the adjustment to fair value was related to non-operating land, there was no adjustment to depreciation expense.

  Adjustments to depreciation expense for property and equipment were based on comparing the historical depreciation recorded during the periods presented to the revised depreciation. The revised depreciation was calculated by dividing, on a straight line basis, the fair value assigned to MTR's property and equipment by the estimated remaining useful lives assigned to the assets. For the nine months ended September 30, 2013 pro forma depreciation expense decreased $5.5 million due to a reduction in the overall fair value in property and equipment, as well as, the impact of an increase in the remaining useful life assigned to certain assets. For the year ended December 31, 2012, pro forma depreciation expense increased $2.8 million despite the overall reduction in the fair value in property and equipment, due to the number of assets assigned a remaining useful life of one year or less.

4)
The proposed transaction will result in an increase to the balance of the intangible assets primarily due to an increase in the gaming license intangible assets and the addition of the trade name and InClub player development program intangible assets. Each of MTR's facilities (Mountaineer Park, Presque Isle Downs and Scioto Downs) is required to maintain gaming and racing licenses. The gaming and racing licenses of each property were valued in aggregate for each respective property, as these licenses are considered to be the most significant asset of the Company and the gaming licenses could not be obtained without holding the racing licenses. Therefore, a market participant would consider the licenses in aggregate. The estimated fair values of the identifiable intangible assets; their estimated useful lives and valuation methodology are as follows (dollars in thousands):

	Historical Carrying Value	Fair Value	Pro Forma Adjustment	Useful life	Valuation method
Gaming licenses (indefinite-lived)	$135,517	$377,900	$242,383	N/A	Multi-period excess earnings
Trade names	—	10,600	10,600	5	Relief-from-royalty
Customer loyalty programs	—	3,200	3,200	1	Replacement cost and lost profits

	$135,517	$391,700	$256,183

  The value of the gaming licenses increased from $135.5 million, which reflected purchase price allocation from the Scioto Downs business combination in 2003 and the original cost of the regulatory license fees before any facility was operational, to $377.9 million, which reflects the fair value of the licenses as of the balance sheet date. The fair value of the licenses was determined using the excess earnings methodology, which is an income approach methodology that allocates the projected cash flows of the business to the gaming license intangible assets less charges for the use of other identifiable assets of MTR including working capital, fixed assets and other intangible assets. This methodology was considered appropriate as the gaming licenses are the primary asset

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS (Continued)

  of MTR and the licenses are linked to each respective facility. Under the respective state's gaming legislation, the property specific licenses can only be acquired if a theoretical buyer were to acquire each existing facility. The existing licenses could not be acquired and used for a different facility. The remaining increases to the intangible assets are the result of the addition of other intangible assets to the balance sheet, primarily consisting of $10.6 million for the trade names and $3.2 million for the InClub player development program, and an increase in goodwill. The trade names were valued using the relief-from-royalty method using royalty rates ranging from 0.5-1.0%. The InClub program was valued using a combination of a replacement cost and lost profits analysis. The goodwill increased from $0.5 million, the result of the contingent purchase consideration associated with the 2003 Scioto Downs acquisition, to approximately $74.9 million, the result of the purchase consideration of the proposed transaction exceeding the fair values of the acquired tangible and intangible assets. A summary of the allocation of the purchase price and the calculation of goodwill is shown in further detail in Note 2, Calculation of Estimated Purchase Consideration.

  MTR has assigned an indefinite useful life to the gaming licenses, in accordance with its review of the applicable guidance of ASC 350. The standard required MTR to consider, among other things, the expected use of the asset, the expected useful life of other related asset or asset group, any legal, regulatory, or contractual provisions that may limit the useful life, MTR's own historical experience in renewing similar arrangements, the effects of obsolescence, demand and other economic factors, and the maintenance expenditures required to obtain the expected cash flows. In that analysis, MTR determined that no legal, regulatory, contractual, competitive, economic or other factors limit the useful lives of these intangible assets. MTR has licenses in Pennsylvania, West Virginia and Ohio. The renewal of each state's gaming license depends on a number of factors, including payment of certain fees and taxes, providing certain information to the state's gaming regulator, and meeting certain inspection requirements. However, MTRs historical experience has not indicated, nor does MTR expect any limitations regarding its ability to continue to renew each license. No other competitive, contractual, or economic factor limits the useful lives of these assets, accordingly, MTR has concluded the useful lives of these licenses are indefinite.

  The amortization expense related to the definite-lived intangibles of $1.6 million for the nine months ended September 30, 2013 and $5.3 million for the year ended December 31, 2012, was based on the estimated fair value amortized over the respective useful lives of the intangible assets. Amortization expense is included within Marketing and Promotions expense in the Unaudited Pro Forma Statement of Operations.

5)
Reflects the fair value adjustment of MTR's natural gas lease of $1.6 million. The fair value was calculated by estimating the present value of the expected future lease bonus payment anticipated upon renewal of the lease in 2016. No value was assigned to possible future gas royalties as no certainty could be placed on the future timing of drilling and extraction activities and results thereof.

6)
Reflects the elimination of Eldorado's investment in Tamarack. Eldorado owns a 21.25% equity method investment in Tamarack, a Nevada limited liability company that owns and operates Tamarack Junction Casino, a casino in south Reno. Per the terms of the merger agreement, Eldorado would dispose of the ownership of Tamarack prior to the merger date. The effect of this intended disposal was a decrease to the equity investment in Tamarack and historical membership equity.

  The disposition resulted in an adjustment of $0.8 million and $0.7 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, in the Unaudited

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS (Continued)

  Pro Forma Income Statements to remove the equity income attributable to Tamarack in the periods presented.

7)
MTR's other regulatory gaming assessments liability was adjusted to fair value by estimating the present value of the future anticipated payments, resulting in a $2.7 million reduction to the aggregate current and long-term liabilities of $5.2 million recorded as of September 30, 2013.

  Other regulatory assessment expenses/(income) were eliminated in the historical MTR income statement in the amounts of ($0.3) million and $0.4 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively. Accretion expense was recognized in the amount of $0.1 million for the nine month period ending September 30, 2013 and $0.2 million for the year ending December 31, 2012, to reflect the passage of time.

8)
Under the terms of the merger, all performance cash awards granted under the terms of MTR's 2010 Long Term Incentive Plan, will vest and be paid by MTR upon the closing of the merger. The payment will be recognized as a pre-acquisition expense by MTR, and no performance cash awards will be carried as a liability by ERI. As of September 30, 2013, there was $1.5 million of unrecognized expense expected to be recorded upon consummation of the merger. The impact of the remaining expense to be recognized was included as an adjustment to reduce retained earnings and cash in the September 30, 2013 Unaudited Pro Forma Balance Sheet. In addition, the aggregate current and long-term liabilities of $1.2 million recorded in the historical balance sheet as of September 30, 2013, were adjusted to remove the liabilities and reduce cash. In aggregate, the Unaudited Pro Forma Balance Sheet as of September 30, 2013 reflects the total anticipated cash performance award payments to be made upon consummation of $2.7 million.

All unvested equity awards will vest immediately prior to the consummation of the merger, and the previously unrecognized compensation expense of approximately $0.6 million as of September 30, 2013, related to those awards will be recognized as a pre-acquisition expense of MTR. Accordingly, as there will be no outstanding unvested equity awards post merger, a pro forma adjustment to reduce general and administrative expense for historical incentive compensation expense of $1.1 million and $1.7 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, was recorded. The exclusion of these costs from the historical financials more accurately reflects the ongoing operations of the combined company as these expenses are no longer recurring in nature and any ongoing impact was eliminated as a result of the merger consummation.

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS (Continued)

9)
The fair value of the assumed long term debt was estimated using bid prices for MTR's 11.50% Senior Secured Second Lien Notes due 2019 as of September 30, 2013. Pro forma adjustments related to the fair value of MTR's debt increased total debt by $69.4 million.

  The following table illustrates the pro forma adjustments to interest expense for the nine months ending September 30, 2013 and the year ending December 31, 2012 (dollars in thousands):

	Nine months ended September 30, 2013	Year ended December 31, 2012
Elimination of deferred financing cost amortization	$1,231	$1,650
Elimination of debt discount amortization	1,589	2,119
Amortization of premium on fair value adjustment	5,644	7,525

Total adjustments to Interest expense, net	$8,464	$11,294

10)
The adjustment to deferred income tax liabilities was derived based on fair value adjustments of the assets acquired and liabilities assumed. MTR used its statutory tax rate of 35%.

The provision for income taxes presented in the Unaudited Pro Forma Income Statements reflects provision expense on the fair value pro forma adjustments of MTR. Additionally, a pro forma adjustment was recorded to reflect the merger transaction on Eldorado's provision for income taxes. Prior to the merger, Eldorado was not subject to federal taxes. However, the post-transaction entity will be subject to a 35% statutory tax rate. As such, a $9.9 million and $1.2 million pro forma tax provision was recorded to reflect the post-transaction tax effect of the combined entity for the nine months ending September 30, 2013 and the year ending December 31, 2012, respectively. MTR's consolidated effective income tax rate differs from the statutory rate due to the impact of net operating loss carryforwards, indefinite lived intangibles, and the corresponding valuation allowance considerations relevant to MTR's deferred tax balances. The following table illustrates the pro forma tax adjustments for both Eldorado and MTR (dollars in thousands):

	Nine months ended September 30, 2013
	Eldorado	MTR	Total
Pro forma adjustments	$(810)	$17,210	$16,400
Untaxed income	11,819	—	11,819

Total	11,009	17,210	28,219
Statutory rate	35%	35%	35%

Tax impact	$3,853	$6,024	$9,877

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS (Continued)

	Year ended December 31, 2012
	Eldorado	MTR	Total
Pro forma adjustments	$(746)	$5,063	$4,317
Untaxed loss	(991)	—	(991)

Total	(1,737)	5,063	3,326
Statutory rate	35%	35%	35%

Tax impact	$(608)	$1,772	$1,164

11)
Eldorado and MTR anticipate incurring approximately $4.4 million and $8.5 million, respectively, for a total of $12.9 million in transaction related costs, which consist primarily of legal, financial advisor, accounting and consulting costs. For the nine months ended September 30, 2013, the historical combined financial statements reflect $4.1 million of actual transaction related costs, of which $1.3 million and $2.1 million were recorded within accounts payable and accrued liabilities, respectively and $0.7 million had been paid as of September 30, 2013. The remaining $8.8 million of anticipated transaction costs was shown as a pro forma adjustment, reducing retained earnings and cash and cash equivalents. In addition, the transaction costs reflected within accounts payable and accrued liabilities were adjusted to reduce the liabilities and cash and cash equivalents.

12)
The pro forma adjustment to stockholders' equity reflects the purchase price consideration of $120.1 million and issuance of 53,200,784 shares of ERI common stock with a $0.01 par value, assuming a maximum redemption scenario, elimination of MTR's historical equity, adjustment of Eldorado's historical equity to reflect the equity structure of newly formed ERI and reduction of membership equity for the $5.4 million distribution of Tamarack. Purchase consideration and stockholders' equity will depend on MTR's stockholders election of cash redemption. The pro forma impact to stockholders' equity, weighted-average number of shares outstanding and pro forma EPS under a minimum redemption scenario is disclosed in further detail in Note 2, Calculation of Estimated Purchase Consideration.

Note 4—UNAUDITED PRO FORMA FINANCIAL STATEMENT RECLASSIFICATION ADJUSTMENTS

        Certain reclassifications have been recorded to the historical financial statements of MTR Gaming Group, Inc. and Eldorado HoldCo LLC to provide comparability and consistency for the anticipated post-combined company presentation. No adjustments were necessary to conform accounting policies and procedures.

        Reclassifications were made between certain current liabilities to provide consistency in presentation.

        Reclassifications were made among revenue components to classify certain revenue streams consistently between the two companies. These included separating entertainment revenues from food and beverage and reclassifying to other revenue as well as presenting hotel revenues as a separate line item.

        Reclassifications were also made between expense line items, such as gaming, food and beverage, hotel and other costs, as well as marketing and promotions and general and administrative. Certain reclassifications were required to remain consistent with the changes made within revenue reclassifications, as well as present costs such as surveillance, housekeeping, advertising and promotions and utilities consistently between the companies.

        The reclassifications reflect the anticipated presentation of the post-combination company's financial statements and are subject to change.

DESCRIPTION OF ERI CAPITAL STOCK

        As a result of the mergers, Eldorado members and MTR stockholders who receive shares of ERI common stock in the mergers will become stockholders of ERI. Your rights as stockholders of ERI will be governed by Nevada law and the organizational documents of ERI.

        Prior to or concurrently with the completion of the mergers, ERI will adopt an amended and restated certificate of incorporation and amended and restated bylaws. The following summary of certain material terms of ERI capital stock is based on the amended and restated certificate of incorporation and amended and restated bylaws of ERI that we currently anticipate will be in effect following the completion of the mergers. The following discussion is qualified in its entirety by reference to the forms of the ERI amended and restated certificate of incorporation and amended and restated bylaws (which are different from the forms previously filed with the SEC as exhibits to the merger agreement) attached as Annexes C and D, respectively, to this proxy statement/prospectus.

        The following summary of certain material terms of the capital stock of ERI is subject in all respects to the applicable provisions of the Nevada Revised Statutes (the "NRS"). See "Comparison of Stockholder Rights" beginning on page 189.

General

        Under ERI's amended and restated certificate of incorporation, ERI will be authorized to issue 220,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, par value $0.00001 per share, which we refer to as the ERI common stock, and 20,000,000 shares of preferred stock, par value $0.00001 per share, which we refer to as the ERI preferred stock.

Common Stock

Dividend Rights

        ERI will be permitted to pay dividends if, as and when declared by ERI's board of directors, subject to compliance with limitations imposed by the NRS. The holders of ERI common stock will be entitled to receive and share equally in these dividends as they may be declared by ERI's board of directors out of funds legally available for such purpose. ERI does not currently expect to pay dividends on its common stock.

Voting Rights

        ERI common stock will vote as a single class on all matters on which stockholders are entitled to vote, and each share of ERI common stock is entitled to cast one vote in person or by proxy on such matters. Holders of ERI common stock will not have the right to cumulate votes in the election of directors. Directors will be elected by a plurality of the shares actually voting on the matter at each annual meeting or special meeting called for the purpose of electing such directors at which a quorum is present.

Liquidation Rights

        In the event of liquidation, dissolution or winding-up of ERI, whether voluntary or involuntary, the holders of ERI common stock will be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of ERI available for distribution.

Preemptive Rights

        Holders of ERI common stock will not be entitled to any preemptive rights to subscribe for additional shares of ERI common stock, nor are they liable to further capital calls or to assessments by

ERI. Therefore, if additional shares are issued by ERI without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in ERI may be subject to dilution.

Preferred Stock

        ERI will be permitted to issue one or more series of ERI preferred stock having any voting powers, designations, preferences, or other special rights, limitations, or restrictions determined by the ERI board of directors; provided that, before issuing any series of ERI preferred stock, a certificate of designation shall be filed with the Nevada Secretary of State in accordance with the NRS, which shall include a copy of the resolutions of the ERI board of directors approving such series of ERI preferred stock and establishing its voting powers, designations, preferences, and/or other special rights, limitations, or restrictions.

        As of the completion of the mergers, no ERI preferred stock will be outstanding.

ERI Pro Forma Ownership

        Although the anticipated beneficial ownership of ERI after the mergers will not be known until after completion of the election process, the following table provides pro forma ownership assuming each holder of MTR common stock eligible for election in the mergers properly elects to receive the cash consideration for 20.6% of his or its MTR shares. Based on current information, the table provides pro forma ownership for:

  •
  all persons expected to be directors and executive officers of ERI;

  •
  all persons expected to be directors and executive officers of ERI, as a group; and

  •
  any person or group expected to beneficially own five (5) percent or more of outstanding shares of ERI common stock.

        This table is based on outstanding shares and membership interests as of September 30, 2013. See also Note 2, Calculation of Estimated Purchase Consideration to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 173.

        In accordance with the rules of the SEC, "beneficial ownership" includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each person listed below is: c/o Eldorado HoldCo LLC, 345 North Virginia Street, Reno, Nevada 89501.

Name of Beneficial Owner†	Amount of expected beneficial ownership	Percentage of ERI common stock
All currently known directors and executive officers
Gary L. Carano	90,838	*
Frank J. Fahrenkopf, Jr.	—	—
James B. Hawkins(1)	7,940	*
Michael E. Pegram	—	—
Thomas Reeg	—	—
David P. Tomick	—	—
Roger P. Wagner	102,883	*
Robert M. Jones	—	—
Joseph L. Billhimer, Jr.	177,300	*
All currently known directors and executive officers as a group (eight persons)	378,961	*
All currently known five percent beneficial owners
Recreational Enterprises, Inc.	14,231,305	26.8%
Hotel Casino Management, Inc.	7,509,284	14.1%
NGA AcquisitionCo, LLC and its affiliates	5,147,493	9.7%
Jacobs Investments, Inc.	4,022,589	7.6%
Brigade Capital Management, LLC	2,119,997	4.0%
Hotel Casino Realty Investments, Inc.	1,544,248	2.9%
Lafitte Capital, LLC	1,389,769	2.6%
Fort Hoosac Management LLC	1,348,387	2.5%
PAR Investment Partners, L.P.	1,282,789	2.4%

†
For important disclosures regarding the security ownership of certain beneficial owners and management of MTR and Eldorado, see "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" beginning on page 202.

*
Represents less than 1% of ERI common stock expected to be outstanding.

(1)
Includes 10,000 shares of MTR common stock jointly held with Mr. Hawkins' wife.

Registration Rights

        Eldorado is subject to a Registration Rights Agreement dated as of December 14, 2007, assumed by Eldorado HoldCo from Eldorado Resorts on April 1, 2009, which is referred to as the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, Eldorado has granted to NGA AcquisitionCo, LLC ("NGA AcquisitionCo"), which is a member of Eldorado, the following rights (among other rights), which are collectively referred to as the Registration Rights:

  •
  if, at any time after the effective date of an initial public offering by Eldorado of any class of its equity securities in accordance with the Securities Act, NGA AcquisitionCo requests that Eldorado file a registration statement under the Securities Act with respect to NGA AcquisitionCo's membership interest in Eldorado or any other securities NGA AcquisitionCo owns of Eldorado or any successor company, which we refer to as registrable securities, then Eldorado will file such registration statement and use commercially reasonable efforts to cause such registration of such registrable securities to become effective promptly; provided that Eldorado's obligations to register registrable securities is subject to certain restrictions and limitations, including, without limitation, that Eldorado is not obligated to file more than one registration statement on Form S-1 (promulgated under the Securities Act) and is not obligated to file any registration statement while any other registration statement (other than registration statements using Form S-4 or Form S-8 (promulgated under the Securities Act)) are effective or within 180 days after any such effective period (the foregoing Registration Right, is referred to as the Demand Right);

  •
  if, at any time prior to NGA AcquisitionCo's exercise of the Demand Right, Eldorado is eligible to register registrable securities on Form S-3 (promulgated under the Securities Act), then NGA AcquisitionCo may request that Eldorado register NGA AcquisitionCo's registrable securities on Form S-3 in satisfaction of the Demand Right; and

  •
  under certain circumstances, if Eldorado proposes to register any of its securities, Eldorado must notify NGA AcquisitionCo and offer to include in such registration any of NGA AcquisitionCo's registrable securities, subject to certain restrictions and limitations.

The Registration Rights Agreement also includes other covenants, agreement and conditions customary for agreements of this nature.

        In connection with the mergers, we expect ERI will agree to assume Eldorado's obligations under the Registration Rights Agreement, upon the completion of the mergers, which will effectively grant to NGA AcquisitionCo all of the Registration Rights with respect to its ERI common stock being issued to NGA AcquisitionCo in connection with the mergers.

COMPARISON OF STOCKHOLDER RIGHTS

General

        MTR is incorporated under the laws of the State of Delaware, and the rights of MTR stockholders are governed by the laws of the State of Delaware, including the DGCL, MTR's certificate of incorporation and MTR's bylaws. As a result of the mergers, all Eldorado members and those MTR stockholders who receive shares of ERI common stock will become ERI stockholders. ERI is incorporated under the laws of the State of Nevada, and the rights of ERI stockholders will be governed by the laws of the State of Nevada, including the Nevada Revised Statutes, which we refer to as the NRS, ERI's amended and restated articles of incorporation, and ERI's amended and restated bylaws.

        The following discussion summarizes the material differences between the rights of MTR and ERI stockholders. This section does not include a complete description of all of the differences between the rights of MTR stockholders and ERI stockholders, nor does it include a complete description of the specific rights of these stockholders. The following discussion is not intended to provide a comprehensive discussion of each company's governing documents and is qualified in its entirety by reference to each company's governing documents. Copies of MTR's governing documents have been filed with the SEC, and forms of the ERI amended and restated articles of incorporation and amended and restated bylaws (which are different from the forms previously filed with the SEC as exhibits to the merger agreement) are attached as Annexes C and D, respectively, to this proxy statement/prospectus and are incorporated by reference herein. We encourage you to read the governing documents and relevant provisions of the NRS or the DGCL.

Authorized Capital Stock; Authority to Issue Capital Stock

        ERI.    Under ERI's amended and restated articles of incorporation, ERI will be authorized to issue 220,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, par value $0.00001 per share, and 20,000,000 shares of preferred stock, par value $0.00001 per share.

        MTR.    Under MTR's amended and restated certificate of incorporation, MTR is authorized to issue 100,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.00001 per share.

Stockholder Rights Plan

        ERI.    ERI will not have a stockholder rights plan in place.

        MTR.    MTR does not have a stockholder rights plan in place.

Number and Term of Directors; Classification of Board of Directors

        ERI.    The NRS provides that a corporation's board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the articles of incorporation fix the number, in which case a change in the number of directors will be made only by amendment of the articles. The NRS further provides that directors need not be stockholders of the corporation unless the corporation's articles of incorporation or bylaws so provide. The articles of incorporation and bylaws may also prescribe other qualifications for directors. Each director serves a term of one year.

        ERI's amended and restated articles will provide that its board of directors will consist of not less than five and not more than fifteen members. The exact number of directors will be determined from time to time by a resolution of the ERI board of directors. The ERI board of directors will initially have seven directors. ERI will not have a classified board.

        MTR.    MTR's amended and restated bylaws provide that its board of directors will consist of nine members. The MTR board of directors currently has six directors, and is not a classified board. Each director serves a term of one year.

Vacancies on the Board and Newly Created Directorships

        ERI.    The NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. ERI's amended and restated bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

        MTR.    MTR's amended bylaws provide that any vacancy on the MTR board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office or by an election at an annual or special meeting of the stockholders called for that purpose, and any director so chosen shall hold office until the next annual meeting of the stockholders. Any other vacancy occurring on the MTR board of directors may be filled by a majority of the directors then in office, even if less than a quorum. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor.

Removal of Directors

        ERI.    The NRS provides that unless otherwise provided in the articles of incorporation or bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances.

        Under the amended and restated ERI bylaws, except as otherwise required by law, any director or the entire board of directors may be removed from office at any time, but only for cause, or by the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding capital stock of ERI entitled to vote in the election of directors at a meeting called for that purpose.

        MTR.    Under the DGCL, any director or the entire MTR board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of shares of MTR common stock entitled to vote in the election of directors.

Quorum for Meetings of Stockholders

        ERI.    The NRS generally provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the articles of incorporation or bylaws of the corporation provide otherwise.

        The amended and restated ERI articles of incorporation will state that, except as otherwise required by law, the holders of a majority of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business, except when stockholders are required or permitted to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class must be present in person or by proxy. A quorum, once established, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. If the adjournment is for more than 30 days, however, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting.

        MTR.    Except as otherwise required by law, the amended MTR bylaws state that the holders of a majority of the shares issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. If the adjournment is for more than 30 days, however, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting

Voting Rights and Required Vote Generally

        ERI.    The NRS provides that unless otherwise provided in a corporation's articles of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. The NRS further provides that unless a corporation's articles of incorporation or bylaws otherwise provides, directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a stockholders meeting at which a quorum is present. Except as otherwise required by the NRS or by the articles of incorporation or bylaws, under the NRS, all matters brought before a stockholders meeting require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at that meeting at a stockholders meeting at which a quorum is present.

        Each share of ERI common stock will be entitled to one vote. The amended and restated ERI bylaws will provide that unless otherwise provided by law, by ERI's articles of incorporation, or by another section of the bylaws, when a quorum is present at any meeting of stockholders, an action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.

        MTR.    MTR shares of common stock vote as a single class on all matters with respect to which stockholders are entitled to vote, and each share thereof is entitled to one vote. The MTR amended bylaws provide that at all meetings at which a quorum is present, except as otherwise required by law, any question brought before any meeting of stockholders will be decided by the affirmative vote of the holders of a majority of the total number of shares represented at the meeting in person or by proxy and entitled to vote on such question, voting as a single class.

Votes on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions

        ERI.    Under Nevada Law, a merger, consolidation or sale of all or substantially all of a corporation's assets generally must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The ERI amended and restated articles of incorporation and amended and restated bylaws will not modify these provisions of Nevada Law with regard to ERI common stock.

        MTR.    Under Delaware Law, a merger, consolidation or sale of all or substantially all of a corporation's assets generally must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The MTR amended certificate of incorporation and bylaws do not modify the above-referenced provisions of Delaware Law with regard to MTR common stock.

 Business Combination Statutes

        ERI.    Section 78.438 of the NRS prohibits a Nevada corporation from engaging in a "business combination" with an interested stockholder (generally defined as a person owning 10% or more of the corporation's voting stock, or any affiliate of such person) for two years following the time that a person becomes an interested stockholder, subject to certain exceptions.

        ERI's amended and restated articles of incorporation will provide that Sections 78.411 to 78.444, inclusive, of the NRS shall not apply to ERI at such time as it becomes a "resident domestic corporation." Under the NRS, a "resident domestic corporation" is a Nevada corporation with 200 or more stockholders of record.

        MTR.    Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an interested stockholder (generally defined as a person owning 15% or more of the corporation's voting stock, or any affiliate of such person) for three years following the time that a person becomes an interested stockholder, subject to certain exceptions.

        For the purposes of Section 203, the DGCL defines a "business combination" as:

  •
  any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

  •
  any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, subject to certain exceptions;

  •
  any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, subject to certain exceptions; or

  •
  any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary, subject to certain exceptions.

        The limitations imposed by Section 203 will not apply, however, if:

  •
  the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        MTR has not opted out of the protections of Section 203 of the DGCL.

 Stockholder Action by Written Consent

        ERI.    The NRS provides that unless otherwise provided in the articles of incorporation or bylaws, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

        The ERI amended and restated bylaws will allow for stockholder action by written consent if such consent is signed by the holders of all of ERI's issued and outstanding capital stock entitled to vote.

        MTR.    The MTR amended bylaws allow for stockholder action by written consent if such consent is signed by the holders of MTR outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.

Special Meetings of Stockholders

        ERI.    The NRS provides that unless otherwise specified in the articles of incorporation or bylaws, special meeting of the stockholders may be called by the board of directors, by any two directors, or by the President. The ERI amended and restated bylaws will provide that special meeting of the board of directors may be called by the Chairman of the Board, the President or the Board of directors or by a written order of a majority of the directors and shall be called by the Chairman of the Board, the President, or the Secretary of ERI at the request of holders of not less than 66 2/3% of the capital stock issued and outstanding and entitled to vote generally for the election of directors. Notice thereof stating the place, date, hour, and purpose or purposes of the meeting will be given to each stockholder either by mail or personally delivered not less than 10 days and not more than 60 days before the date of the meeting.

        MTR.    The MTR amended bylaws provide that special meeting of the stockholders may be called by the President or the board of directors, and shall be called by the President at the request of holders of not less than 10% of all of the outstanding shares entitled to vote at the meeting. Notice thereof stating the place, date and hour of the special meeting will be given to each stockholder of record either personally or by first class, certified or registered, mail not less than 10 days nor more than 60 days before the date of the meeting.

Amendments to Governing Documents

        ERI.    The NRS provides that an amendment to a corporation's articles of incorporation must be adopted by a resolution of the board of directors setting forth the proposed amendment and approved by the stockholders by a majority of outstanding shares entitled to vote thereon or such greater percentage as may be specified in the articles of incorporation. The amended and restated ERI articles of incorporation will state that no amendment may be made to the provision stating that no stock issued by ERI as fully paid shall be assessable. The affirmative vote of at least a majority of the board of directors present at any meeting at which a quorum is present will be required to adopt, amend, alter or repeal ERI's amended and restated bylaws. ERI's amended and restated bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 66 2/3% of the shares issued and outstanding and entitled to vote.

        MTR.    The MTR certificate of incorporation and amended bylaws state that the board of directors has the power to amend or repeal MTR's amended bylaws, unless the stockholders, in amending or repealing a particular bylaw, provide expressly that the directors may not amend or repeal such bylaw.

The stockholders may also amend or repeal the bylaws. MTR's amended certificate of incorporation may be amended by an amendment adopted by the board of directors and approved by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote thereon.

Indemnification of Directors and Officers

        ERI.    The NRS provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person's conduct was unlawful. The NRS further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the NRS, a Nevada corporation must indemnify its present or former directors and officers against expenses (including attorneys' fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

        ERI's amended and restated bylaws will provide that ERI will indemnify any person in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of ERI or is or was serving at the request of ERI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. In connection with an action brought by or in the right of the corporation, ERI shall only indemnify such person if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

        MTR.    The MTR amended bylaws provide that MTR will indemnify any person in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, fiduciary or agent of MTR or is or was serving at the request of MTR as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

        The MTR amended bylaws also provide that MTR will indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any action brought by or in the right of the corporation if it is determined that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification will be made in respect of any claim, issue or matter if such person is or has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and to the extent that the court determines that despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification.

Limitation on Personal Liability of Directors

        ERI.    The NRS provides that a unless otherwise provided in a corporation's articles of incorporation, a director or officer is not liable to the corporation, its stockholders or its creditors for damages for any act or failure to act unless it is proven that the act or failure to act constituted a breach of fiduciary duty and the breach involves intentional misconduct, fraud, or knowing violation of law.

        The amended and restated ERI articles of incorporation will provide that no director will be personally liable to ERI or any of its stockholders for damages for breach of fiduciary duty as a director, except for acts of omission which involve intentional misconduct, fraud, or a knowing violation of law or the payment of dividends in violation of Section 38.300 of the NRS. If the NRS is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of ERI will be eliminated or limited to the fullest extent authorized by the NRS, as so amended. No repeal or modification of this provision of the articles of incorporation will apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

        MTR.    The MTR amended certificate of incorporation provides that to the extent permitted by the DGCL, no director will be personally liable to MTR or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL for the unlawful payment of dividends or repurchases of capital stock of the corporation, or (iv) for any transaction from which the director derived an improper personal benefit.

Preemptive Rights

        ERI.    The ERI stockholders will not have preemptive rights or subscription rights. Thus, if additional shares of ERI common stock were issued, the current holders of ERI common stock would own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

        MTR.    The MTR stockholders do not have preemptive rights or subscription rights. Thus, if additional shares of MTR common stock were issued, the current holders of MTR common stock would own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Cumulative Voting Rights

        ERI.    Holders of ERI shares will not have cumulative voting rights.

        MTR.    Holders of MTR shares do not have cumulative voting rights.

Dividends and Stock Repurchases

        ERI.    The NRS provides that, subject to any restrictions in a corporation's articles of incorporation, the board of directors may authorize and the corporation may pay dividends and other distributions to its stockholders; provided that no dividend or distribution may be made if after giving effect to such distribution either (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) except as otherwise specifically allowed by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

        The amended and restated ERI bylaws will state that subject to the requirements of the NRS and the provisions of the ERI amended and restated articles of incorporation, dividends upon the capital stock of ERI may be declared by the board of directors at any regular or special meeting of the board of directors, and may be paid in cash, in property, or in shares of ERI's capital stock. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other proper purpose as the board of directors may think conducive to the interests of the corporation, and the board of directors may modify or abolish any such reserve.

        MTR.    Subject to the provisions of the DGCL, dividends upon the capital stock of MTR may be declared by the board of directors at any regular or special meeting of the board of directors (or any action by written consent in lieu thereof), and may be paid in cash, in property, or in shares of the corporation's capital stock. Dividends may only be paid out of (i) the corporation's surplus as defined under the DGCL, or (ii) out of its net profits for the fiscal year in which the dividend is paid and/or the preceding fiscal year if the corporation has no surplus.

Dissenters' or Appraisal Rights

        ERI.    The NRS provides that a stockholder may dissent from, and receive payment in cash for, the fair value of his or her shares as appraised by the district court of the county in which the principal office of the corporation is located in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock of they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, are either:

  •
  listed on, or authorized for listing on, the New York Stock Exchange, the American Stock Exchange, the National Market System of the Nasdaq Stock Market, or any successor to such entities;

  •
  listed on, or authorized for listing on, a national securities exchange that has listing standards that the SEC determines are substantially similar to the listing standards of the markets described in the preceding bullet; or

  •
  traded in an organized market and have at least 2,000 stockholders and a market value of at least $20,000,000 exclusive of the value of shares held by the corporation's subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of such shares.

        Further, no appraisal rights are available to stockholders of the surviving corporation if the mergers did not require the vote of the stockholders of the surviving corporation.

        Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than:

  •
  shares of stock of another corporation that are (i) listed on the New York Stock Exchange, the American Stock Exchange, the National Market System of the Nasdaq Stock Market, or any successor to such entities; (ii) listed on a national securities exchange that has listing standards that the SEC determines are substantially similar to the listing standards of the markets described in the preceding clause; or (iii) traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000 exclusive of the value of shares held by the corporation's subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of such shares;

  •
  cash instead of fractional shares of stock; or

  •
  any combination of the above.

        The formation documents of ERI will not alter the provisions of the NRS relating to appraisal rights.

        MTR.    The DGCL provides that a stockholder may dissent from, and receive payment in cash for, the fair value of his or her shares as appraised by the Delaware Chancery Court in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

  •
  listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

  •
  held of record by more than 2,000 stockholders.

        Further, no appraisal rights are available to stockholders of the surviving corporation if the mergers did not require the vote of the stockholders of the surviving corporation.

        Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than:

  •
  shares of stock of the surviving corporation;

  •
  shares of stock of another corporation that are listed on a national securities exchange, designated as a national market system security as described above, or held of record by more than 2,000 stockholders;

  •
  cash instead of fractional shares of stock; or

  •
  any combination of the above.

        Appraisal rights are also available under the DGCL in certain other circumstances including:

  •
  in certain parent-subsidiary corporation mergers; and

  •
  in certain circumstances where the certificate of incorporation so provides.

        The formation documents of MTR do not alter the provisions of the DGCL relating to appraisal rights.

Record Date for Determining Stockholders Entitled to Vote

        ERI.    As permitted under the NRS, the amended and restated ERI bylaws will provide that in order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date will not precede nor be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. In the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, the record date will not be more than 60 or less than 10 days before the date of such meeting. In the case of any other action, the record date will not be more than 60 days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining the stockholders for any other purpose will be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

        MTR.    As permitted under the DGCL, the MTR amended bylaws provide that in order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the board of directors. In the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, the record date will not be more than 60 or less than 10 days before the date of such meeting. In the case of action by written consent, the record date may not be more than 10 days after the resolution fixing the record date. In the case of any other action, the record date will not be more than 60 days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) for determining stockholders entitled to express consent to action taken by written consent when no prior action by the board of directors is necessary, the record date will be the day on which the first written consent is delivered to the corporation, and (iii) the record date for determining the stockholders for any other purpose will be at the close of business on the day on which the Board of directors adopts the resolution relating thereto.

Notice of Stockholder Meetings

        ERI.    As permitted under the NRS, ERI's amended and restated bylaws will provide that, unless otherwise provided by law, ERI must notify stockholders between 10 and 60 days before any annual or special meeting of the time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called.

        MTR.    As permitted under the DGCL, MTR's amended bylaws provide that MTR must notify stockholders between 10 and 60 days before any annual or special meeting of the day, time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called.

Advance Notice of Stockholder Nominations for Directors and Stockholder Proposals

        ERI.    Under the ERI amended and restated bylaws, for a stockholder to nominate a director, he or she will have to provide timely notice of the nomination in proper written form to ERI's Secretary by giving notice not less than 60 days prior to the date of the meeting of stockholders for the election of directors. To be in proper written form, a stockholder's notice to the Secretary must set forth and include the requested information regarding the nominee and the nominating stockholder as outlined in detail in the bylaws and must include a written, signed consent of each nominee to serve as a director of the corporation, if elected.

        Under the ERI amended and restated bylaws, for a stockholder to make a proposal, he or she will have to provide timely notice of the proposal in proper written form to the Secretary of the corporation, by giving notice as described below. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than 45 days nor more than 75 days prior to the anniversary of the date on which the corporation first mailed its proxy materials for the previous year's annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the date of the prior year's annual meeting, notice by the stockholder in order to be timely must be so received not later than the day on which the corporation first mails its proxy materials for the current year. To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting requested information as outlined in the bylaws in great detail, including a brief description of the proposal and reasons for the proposal.

        MTR.    Under the MTR amended bylaws, for a stockholder to nominate a director, he or she must provide timely notice of the nomination in proper written form to the Secretary of the corporation, by giving notice as described below. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was first publicly disclosed. To be in proper written form, a stockholder's notice to the Secretary must set forth and include the requested information regarding the nominee and the nominating stockholder as outlined in detail in the bylaws.

        Under the MTR amended bylaws, for a stockholder to make a proposal, he or she must provide timely notice of the proposal in proper written form to the Secretary of the corporation, by giving notice as described below. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was first publicly disclosed. To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting requested information as outlined in the bylaws in great detail, including a brief description of the proposal, any material interest of the stockholder in the proposal, and the reasons for the proposal.

Stockholder Inspection of Corporate Records

        ERI.    The NRS provides any stockholder who has been a stockholder of record for at least 6 months or who holds at least 5% of the outstanding shares of the corporation with the right to inspect the company's articles of incorporation, bylaws, and stock ledger. In addition, any stockholder of record who owns not less than 15% of all of the outstanding shares of capital stock of the corporation, upon at least 5 days' written demand, is entitled to inspect, during normal business hours, in person, or by attorney or agent, the books of account and all financial records of the corporation and to make copies thereof. Such right to inspect the records of the corporation may be denied if the stockholder refuses to furnish the corporation an affidavit that such inspection is not desired for any purpose not related to such stockholder's interest as a stockholder of the corporation. These provisions do not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934.

        MTR.    The MTR amended bylaws state that any person who has been a record holders of MTR shares for at least three months immediately preceding his demand or who is the record holder of at least 5% of the total outstanding shares of MTR, upon written demand stating the purpose, has the right to examine, in person or by representative, at any time and for any proper purpose, the corporation's books and records of account, minutes and record of holders of shares, and to make extracts therefrom.

Interested Director Transactions

        ERI.    The NRS generally permits transactions involving a corporation and an interested director or officer of that corporation if: (i) the material facts as to the director's or officer's relationship or interest and as to the transaction are disclosed or are known to the board of directors or a committee thereof, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors represent less than a quorum; or (ii) the material facts as to the director's or officer's relationship or interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair to the corporation at the time it is authorized or approved.

        MTR.    Under Section 144 of the DGCL and MTR's amended bylaws, transactions involving MTR and an interested director are not void solely because the interested director participated in the meetings to authorize, or authorized, the transaction in question as long as the director's interest was disclosed to the board and the board of directors, by the affirmative votes of a majority of the disinterested directors subsequently authorized the transaction in good faith or the director's interest was disclosed to the stockholders entitled to vote and they subsequently authorized the transaction in good faith, or the transaction is fair to MTR as of the time it is authorized by the board or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Listing

        ERI.    The ERI common stock will be listed on the Nasdaq Stock Market.

        MTR.    The MTR common stock is listed on the Nasdaq Stock Market.

Restrictions on Transfer

        ERI.    ERI will be a public company. The ERI common stock will be registered with the SEC and the ERI common stock is expected to be quoted on the Nasdaq Stock Market under the symbol "            ." Accordingly, the capital stock of ERI is not expected to be subject to restrictions on transfer, except that ERI has the right to redeem any shares of capital stock of ERI owned or controlled by any person (or any affiliate of such person) who (i) is determined by a gaming authority to be unsuitable to any capital stock of ERI or unsuitable to be connected or affiliated with a person engaging in gaming activities, (ii) causes ERI or any affiliated company to lose or be threatened with the loss of any gaming license, or (iii) in the sole discretion of ERI's board of directors is deemed likely to jeopardize ERI's or any affiliated company's application for, receipt of approval for, right to the use of, or entitlement to, any gaming license.

        MTR.    MTR is a public company. The MTR common stock is registered with the SEC and the MTR Common Stock is quoted on the Nasdaq Stock Market under the symbol "MNTG." Accordingly, the capital stock of MTR is not subject to restrictions on transfer except as for the provision contained in MTR's amended certificate of incorporation that prohibits any person from becoming the beneficial owner of 5% or more of MTR's outstanding common stock unless such person complies with the requirements of any applicable gaming authority.

Periodic Reporting

        ERI.    Following the closing of the mergers, ERI will be subject to and will comply with the periodic reporting requirements of the Exchange Act.

        MTR.    MTR is subject to and complies with the periodic reporting requirements of the Exchange Act.

COMPARATIVE MARKET PRICES AND DIVIDENDS / DISTRIBUTIONS

General

        MTR common stock is listed on the Nasdaq Stock Market and is quoted under the symbol "MNTG." There is currently no established public trading market for the common equity of ERI or the membership interests of Eldorado. Upon closing of the mergers, the shares of common stock of ERI will be listed on the Nasdaq Stock Market.

MTR Market Price History and Dividends

        The following table sets forth, for the periods indicated, as reported by the Nasdaq Stock Market, the per share high and low quarterly closing sales price per share of the MTR common stock during the relevant periods.

	MTR Gaming Group, Inc.
	High	Low	Dividends
2011
First Quarter	$2.83	$1.98	—
Second Quarter	3.24	2.31	—
Third Quarter	3.19	1.85	—
Fourth Quarter	2.05	1.30	—
2012
First Quarter	5.24	1.86	—
Second Quarter	5.72	4.24	—
Third Quarter	5.26	3.20	—
Fourth Quarter	4.29	2.74	—
2013
First Quarter	4.50	3.27	—
Second Quarter	3.06	2.95	—
Third Quarter	4.90	3.30	—
Fourth Quarter	5.74	4.71	—
2014
First Quarter (through February 11, 2014)	5.45	5.02	—

        On September 6, 2013, the last full trading day prior to the public announcement of the mergers, and                        , 2013, the most recent practicable date prior to the mailing of this prospectus/offer to exchange, closing price of a share of MTR common stock was $3.58 and $            , respectively.

        MTR has historically not declared dividends on its common stock.

Eldorado Distributions

        Under Eldorado's operating agreement, Eldorado is required to make cash distributions to Eldorado's members in an amount sufficient to cover federal taxes attributable to their allocated income. Additional discretionary distributions are permitted when approved by the Eldorado board of managers. The terms of Eldorado's credit facility and the Indenture with respect to Eldorado's 8.625% Senior Secured Notes, however, restrict any additional distributions. Eldorado made cash distributions to its members of $4.1 million, $1.7 million and $325,000, respectively, during the calendar years of 2012, 2011 and 2010, and cash distributions of $6.1 million during the first nine months of 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

Security Ownership of Certain Beneficial Owners and Management of MTR

        The following table sets forth, as of September 30, 2013, certain information regarding the beneficial ownership of common stock by:

  •
  each of MTR's named executive officers;

  •
  each director of MTR;

  •
  all current named executive officers and directors and nominees of MTR as a group; and

  •
  each person who is known to MTR to own beneficially more than 5% of MTR common stock.

As of September 30, 2013 there were 737 holders of record of common stock and approximately 2,200 beneficial holders of MTR common stock.

Name and Address of Beneficial Owner(17)	Number of Shares Beneficially Owned(18)	Percentage of Shares Beneficially Owned(19)
Steven M. Billick(1)	90,093	*
Robert A. Blatt(2)	701,688	2.5%
Richard Delatore(3)	86,093	*
Raymond K. Lee(4)	130,093	*
James V. Stanton(5)	151,340	*
Roger P. Wagner(6)	110,093	*
Joseph L. Billhimer, Jr.(7)	49,434	*
John W. Bittner, Jr.(8)	196,745	*
Narciso A. Rodriguez-Cayro(9)	74,561	*
Fred A. Buro(10)	80,670	*
All Named Executive Officers and Directors as a group (10 persons)(11)	1,670,810	5.8%
Jacobs Investments, Inc.(12)	5,066,233	18.1%
Brigade Capital Management, LLC(13)	2,670,022	9.6%
Lafitte Capital, LLC(14)	1,750,339	6.3%
Fort Hoosac Management LLC(15)	1,698,220	6.1%
PAR Investment Partners, L.P.(16)	1,615,603	5.8%

*
Represents less than 1% of shares beneficially owned.

(1)
Includes 15,000 shares held by Mr. Billick and also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Billick's termination of service and (ii) a change in control of MTR.

(2)
Includes 622,595 shares held by Mr. Blatt, 3,000 shares held by Mr. Blatt's wife and 1,000 shares held in the name of Mr. Blatt's daughter. Mr. Blatt has disclaimed beneficial ownership of the shares held by his wife and daughter. Also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Blatt's termination of service and (ii) a change in control of MTR. Mr. Blatt's mailing address is c/o The CRC Group, Larchmont Plaza, 1890 Palmer Avenue, Suite 303, Larchmont, NY 10538.

(3)
Includes 11,000 shares held by Mr. Delatore and also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Delatore's termination of service and (ii) a change in control of MTR.

(4)
Includes 55,000 shares held by Mr. Lee and also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Lee's termination of service and (ii) a change in control of MTR.

(5)
Includes 76,247 shares held by Mr. Stanton and also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Stanton's termination of service and (ii) a change in control of MTR.

(6)
Includes 35,000 shares held by Mr. Wagner and also includes 75,093 MTR RSUs that are fully vested and non-forfeitable and shall be paid upon the earlier of (i) Mr. Wagner's termination of service and (ii) a change in control of MTR.

(7)
Includes options to acquire 49,434 shares. Excludes unvested options to acquire 83,466 shares and 44,400 unvested MTR RSUs.

(8)
Includes 69,078 shares held by Mr. Bittner and options to acquire 127,667 shares. Excludes unvested options to acquire 93,533 shares and 70,434 unvested MTR RSUs.

(9)
Includes 20,045 shares held by Mr. Rodriguez-Cayro and options to acquire 54,516 shares. Excludes unvested options to acquire 81,784 and 45,400 unvested MTR RSUs. Mr. Rodriguez-Cayro resigned from MTR effective January 31, 2014.

(10)
Includes 16,959 shares held by Mr. Buro and 16,666 MTR RSUs and options to acquire 50,028 shares. Excludes options to acquire 75,172 shares and 41,700 unvested MTR RSUs. Mr. Buro resigned from MTR effective January 28, 2014.

(11)
Includes 450,558 MTR RSUs and options to acquire 281,645 shares, but excludes unvested options to acquire 300,889 shares and 241,000 unvested MTR RSUs.

(12)
Includes The Jeffrey P. Jacobs Revocable Trust, Jacobs Entertainment, Inc., Gameco Holdings, Inc., and Jeffrey P. Jacobs. Jacobs Entertainment, Inc. and Gameco Holdings, Inc. are located at 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401. The address of the Jeffrey P. Jacobs Revocable Trust (and Jeffrey P. Jacobs, the trustee of the trust) is 25425 Center Ridge Road, Cleveland, Ohio 41445, and the address of Jeffrey P. Jacobs is Golden Bear Plaza East Tower, Suite 600, 1170 U.S. Highway One, North Palm Beach, Florida 33408. Information based solely on filings made by Jacobs Entertainment, Inc., Gameco Holdings, Inc., the Jeffrey P. Jacobs Revocable Trust and Jeffrey P. Jacobs with the SEC.

(13)
Includes Brigade Leveraged Capital Structures Fund, Ltd. and Donald E. Morgan, III. Brigade Capital Management, LLC and Donald E. Morgan III are located at 717 Fifth Avenue, Suite 1301, New York, NY 10022, and Brigade Leveraged Capital Structures Fund, Ltd. is located c/o Ogier Fiduciary Services (Cayman) Limited, P.O. Box 1234, Queensgate House, South Church Street, George Town, Grand Cayman KY1-1008, Cayman Islands. Information based solely on filings made by Brigade Capital Management, LLC, Brigade Leveraged Capital Structures Fund, Ltd., and Donald E. Morgan, III with the SEC.

(14)
Includes Lafitte Fund 1 LP, Lafitte Capital Partners LP, Lafitte Capital Management LP and Bryant Regan. Lafitte Capital, LLC, Lafitte Fund 1 LP, Lafitte Capital Partners LP, Lafitte Capital Management LP, and Bryant Regan are located at 701 Brazos, Suite 310, Austin, TX 78701. Information is based solely on filings made by Lafitte Capital, LLC,

  Lafitte Fund 1 LP, Lafitte Capital Partners LP, Lafitte Capital Management LP, and Bryant Regan with the SEC.

(15)
Includes Arbiter Partners, L.P. Fort Hoosac Management LLC is located at 44th Street, Suite 700, New York, New York 10017, and the address of Arbiter Partners, L.P. is located at 149 Fifth Avenue, 15th Floor, New York, New York 10010. Information based solely on filings made by Fort Hoosac Management LLC and Arbiter Partners, LP with the SEC.

(16)
Includes PAR Group, L.P., and PAR Capital Management, Inc. PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. are located at One International Place, Suite 2041, Boston MA 02110. Information is based solely on filings made by PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. with the SEC.

(17)
Unless otherwise indicated, the address for each beneficial owner is c/o MTR Gaming Group, Inc., State Route 2 South, P.O. Box 356, Chester, West Virginia 26034. Certain information contained in this table has been compiled on the basis of public filings made by the beneficial owners named herein or their affiliates, including filings made on Schedule 13D or amendments thereto, as well as information provided to MTR by such beneficial owners prior to the date of this proxy statement/prospectus.

(18)
For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of MTR common stock that such person owns or has the right to acquire within 60 days from September 30, 2013. As a result, we have included in the "Number of Shares Beneficially Owned" column, shares of MTR common stock underlying fully-vested stock options, as well as those stock options that are scheduled to vest within 60 days from September 30, 2013. In addition, we have included in the "Number of Shares Beneficially Owned" column, all MTR RSUs that will, or may be, settled in shares of MTR common stock within 60 days.

(19)
For purposes of computing the "Percentage of Shares Beneficially Owned" column, any shares which a person does not currently own but has the right to acquire within 60 days from the date of this table are deemed to be outstanding for the purpose of computing the percentage ownership of such person.

Security Ownership of Certain Beneficial Owners and Management of Eldorado

        The table below sets forth the beneficial ownership Eldorado HoldCo's membership interests as of September 30, 2013, for:

  •
  each member of Eldorado HoldCo's board of managers;

  •
  each person who would be a named executive officer of Eldorado HoldCo (as defined in Item 402(a)(3) of Regulation S-K);

  •
  all of the members of Eldorado HoldCo's board of managers and executive officers as a group; and

  •
  any beneficial owner of more than five percent of Eldorado HoldCo's membership interests.

        In accordance with the rules of the SEC, "beneficial ownership" includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each person listed below is: c/o Eldorado HoldCo LLC, 345 North Virginia Street, Reno, Nevada 89501.

Name and Address of Beneficial Owner	Membership Interest %
Recreational Enterprises, Inc.(1)	47.0%
Hotel Casino Management, Inc.(2)	24.8%
NGA AcquisitionCo, LLC(3)	17.0%
Timothy T. Janszen(3)(4)*	17.0%
Hotel Casino Realty Investments, Inc.(5)	5.1%
Gene R. Carano(6)(7)	0.3%
Gregg R. Carano(6)(8)	0.3%
Gary L. Carano(6)(9)*	0.3%
Donald L. Carano(6)(10)*	—
Raymond J. Poncia, Jr.(2)(11)*	—
Robert M. Jones(6)	—
Robert B. Mouchou(6)(12)	—
Thomas Reeg(6)(13)*	—
All Board Members and executive officers as a group (9 persons)	18.0%

*
Member of Eldorado HoldCo's board of managers.

(1)
The address of REI is P.O. Box 2540, Reno, Nevada 89505.

(2)
The address of Mr. Poncia, Jr. and HCM is P.O. Box 429, Verdi, Nevada 89439.

(3)
Includes NGA VoteCo, LLC ("NGA VoteCo"), which controls NGA AcquisitionCo, including NGA AcquisitionCo's voting and dispositive power with regard to its 17.0% membership interest in Eldorado HoldCo, Timothy T. Janzen, Ryan L. Langdon and Roger A. May. Each of Messrs. Janzen, Langdon and May are an owner and manager of NGA VoteCo and share voting and dispositive power with respect to NGA AcquisitionCo's 17.0% membership interest in Eldorado HoldCo with each other. The address of NGA AcquisitionCo, NGA VoteCo, and Messrs. Janzen, Langdon and May is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.

(4)
Mr. Janszen was appointed to the Eldorado HoldCo's board of managers by NGA AcquisitionCo.

(5)
The address of Hotel Casino Realty Investments, Inc. is P.O. Box 2540, Reno, Nevada 89505.

(6)
The address of Gene R. Carano, Gregg R. Carano, Donald L. Carano, Robert B. Mouchou and Thomas Reeg is c/o Eldorado Resorts LLC, P.O. Box 3399, Reno, Nevada 89505. The address of Gary L. Carano is c/o Silver Legacy Resort Casino, 407 N. Virginia Street, Reno, Nevada 89501.

(7)
Gene R. Carano holds a 0.3421% interest in Eldorado through the Gene R. Carano S Corporation Trust, with respect to which Mr. Carano is a settlor, co-trustee and beneficiary. Mr. Carano is also an indirect, minority owner of REI. Mr. Carano does not hold voting power or dispositive power with respect to REI's 47.0% membership interest in Eldorado HoldCo and disclaims beneficial ownership of REI's 47.0% membership interest in Eldorado HoldCo. Mr. Carano serves as Vice President of Eldorado Resorts, General Manager of Eldorado Reno and Treasurer of Eldorado Capital.

(8)
Gregg R. Carano holds a 0.3421% interest in Eldorado through the Gregg R. Carano S Corporation Trust, with respect to which Mr. Carano is a settlor, co-trustee and beneficiary. Mr. Carano is also an indirect, minority owner of REI. Mr. Carano does not hold voting power or dispositive power with respect to REI's 47.0% membership interest in Eldorado HoldCo and disclaims beneficial ownership of REI's 47.0% membership interest in Eldorado HoldCo. Mr. Carano serves as Vice President of Eldorado Resorts, Vice President of Corporate Food at Eldorado Reno and is a director of Eldorado Capital.

(9)
Gary L. Carano holds a 0.3421% interest in Eldorado through the Gary L. Carano S Corporation Trust, with respect to which Mr. Carano is a settlor, co-trustee and beneficiary. Mr. Carano is also a direct and indirect, minority owner of REI and was appointed to the Eldorado HoldCo's board of managers by REI. Mr. Carano does not hold voting power or dispositive power with respect to REI's 47.0% membership interest in Eldorado HoldCo and disclaims beneficial ownership of REI's 47.0% membership interest in Eldorado HoldCo.

(10)
Donald L. Carano is an indirect, minority owner of REI and was appointed to the Eldorado HoldCo's board of managers by REI. Mr. Carano does not hold voting power or dispositive power with respect to REI's 47.0% membership interest in Eldorado HoldCo and disclaims beneficial ownership of REI's 47.0% membership interest in Eldorado HoldCo.

(11)
Raymond Poncia, Jr. is an indirect, minority owner of HCM and was appointed to the Eldorado HoldCo's board of managers by HCM. Mr. Poncia does not hold voting power or dispositive power with respect to HCMI's 24.8% membership interest in Eldorado HoldCo and disclaims beneficial ownership of HCM's 24.8% membership interest in Eldorado HoldCo.

(12)
Robert B. Mouchou serves as Vice President of Operations of Eldorado Reno.

(13)
Thomas Reeg was appointed to the Eldorado HoldCo's board of managers by REI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF ELDORADO

        The following presents Eldorado management's discussion and analysis of Eldorado's financial condition as of September 30, 2013 and December 31, 2012 and 2011 and results of operations for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010 (unaudited), and should be read in conjunction with the accompanying Annual Consolidated Financial Statements (audited) as of December 31, 2012 and 2011 and Consolidated Financial Statements (unaudited) as of September 30, 2013 and notes thereto. The discussion highlights the principal factors affecting earnings and significant changes in the balance sheet and is intended to help the reader understand, from Eldorado management's perspective, the Annual Consolidated Financial Statements (unaudited), notes to financial statements, and the accompanying tables and financial statistics appearing elsewhere in this proxy statement/prospectus.

General

        The parent company of Eldorado is Eldorado HoldCo, whose sole business is owning its wholly owned subsidiary, Eldorado Resorts, which was formed in June 1996. Eldorado Resorts owns and operates a hotel and riverboat gaming complex that includes a 403-room, all suite, art deco-style hotel and a tri-level riverboat dockside casino situated on the Red River in Shreveport, Louisiana ("Eldorado Shreveport") and the Eldorado Hotel & Casino, a premier hotel/casino and entertainment facility in Reno, Nevada ("Eldorado Reno"). Eldorado Resorts owns the Eldorado Shreveport indirectly through two wholly owned subsidiaries which own 100% of the partnership interests in the Eldorado Shreveport Joint Venture, a Louisiana general partnership ("Louisiana Partnership"). In addition, Eldorado Resorts' 96% owned subsidiary, ELLC, a Nevada limited liability company, owns a 50% interest in Silver Legacy which owns the Silver Legacy Resort Casino ("Silver Legacy Casino"), a major, themed hotel/casino located adjacent to the Eldorado Reno. Eldorado Resorts also owns a 21.25% interest in Tamarack Junction Casino, a small casino in south Reno, Nevada ("Tamarack"), although Eldorado intends to dispose of its interest in Tamarack prior to the completion of the mergers, as required by the merger agreement. Eldorado HoldCo, Eldorado Resorts, the Louisiana Partnership, ELLC and Eldorado Capital Corp. ("Capital"), a wholly owned subsidiary of Eldorado Resorts, which holds no significant assets and conducts no business activity, are the entities that constitute Eldorado for purposes of this "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado" ("MD&A").

        This MD&A is intended to provide information to assist in better understanding and evaluating Eldorado's financial condition and results of operations. We recommend that you read this MD&A in conjunction with Eldorado's unaudited condensed consolidated financial statements as of and for the period ended September 30, 2013, and Eldorado's audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the notes to those statements included in this proxy statement/prospectus.

        This MD&A contains forward-looking information. Without limitation, when we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "may," "probably," "should," "could," "will" and similar expressions in this proxy statement/prospectus, we are identifying forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions about Eldorado and its operations that are subject to change based on various important factors, some of which are beyond Eldorado's control, including its substantial indebtedness, general economic and market conditions, the effects of competition, the impact of gaming and other regulations, weather conditions, geographic concentration of its operations and its reliance on management and key employees. We undertake no obligation to update any forward-looking statements. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, the reader should not consider MD&A to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ from forward-looking statements.

        Eldorado's operating results are highly dependent on the volume of customers visiting and staying at its resorts. Key volume indicators include table games drop and slot handle, which refer to amounts wagered by its customers. The amount of volume Eldorado retains, which is not fully controllable by Eldorado, is recognized as casino revenues and is referred to as its win or hold. In addition, hotel occupancy and price per room, or average daily rate ("ADR"), are key performance indicators for Eldorado's hotel business. Our calculation of ADR consists of the average price of occupied rooms per day, including the impact of complimentary rooms. Complimentary room rates are determined based on an analysis of retail or "cash" rates for each customer segment and each type of room product to estimate complimentary rates which are consistent with retail rates. Complimentary rates are reviewed at least annually and on an interim basis if there are significant changes in market conditions. Complimentary rooms are treated as occupied rooms in our calculation of hotel occupancy.

        Eldorado accounts for its investment in Silver Legacy and Tamarack utilizing the equity method of accounting. Except as discussed below, Eldorado's consolidated net income (loss) includes its proportional share of the net income (loss) of Silver Legacy and Tamarack. As a result of Eldorado's identification of triggering events, it recognized non-cash impairment charges of $33.1 million in 2011 for its investment in Silver Legacy. Such impairment charges eliminated Eldorado's investment in Silver Legacy. Non-controlling interests in Silver Legacy were allocated $4.8 million of non-cash impairments, eliminating the remaining non-controlling interest. Assumptions used in such analyses were impacted by the default in the payment of principal and interest on Silver Legacy's debt obligations on March 1, 2012 and the cash flow forecasts and market conditions at that time for Silver Legacy. On June 1, 2012, the Silver Legacy debtors filed a joint plan of reorganization, which was subsequently amended on June 29, 2012 and August 8, 2012 (the "Plan of Reorganization"). As a result of the elimination of its remaining investment in Silver Legacy, Eldorado discontinued the equity method of accounting for its investment in Silver Legacy and did not provide for additional losses until November 2012, when it made additional investments in Silver Legacy as required by the Plan of Reorganization and Silver Legacy's exit from Bankruptcy. At such time, Eldorado recognized its share of Silver Legacy's net losses not recognized during the period the equity method of accounting was suspended. Additional net losses in Silver Legacy will be recognized, as necessary, until such time as the excess of losses recognized over the recorded investment in the joint venture equals Eldorado's $5.0 million collateral deposit securing Silver Legacy's indebtedness.

        As a privately held company, Eldorado has not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. Commencing with the quarter in which the mergers are consummated, ERI will be required to meet these standards in the course of preparing its financial statements, including the results with respect to both MTR and Eldorado. Additionally, ERI's independent registered public accounting firm will be required to attest to the effectiveness of ERI's internal control over financial reporting on an annual basis. The rules governing the standards that must be met for ERI's management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. Eldorado is currently in the process of reviewing, documenting and testing its internal control over financial reporting, but it is not currently in compliance with, and we cannot be certain when it (or we) will be able to implement the requirements of, Section 404(a). For instance, in December 2013, Eldorado determined that an error in its financial statements occurred related to the recognition of its share of the net losses of Silver Legacy under the equity method of accounting. Eldorado restated its audited consolidated financial statements as of December 31, 2012 and for the year then ended and its unaudited consolidated financial statements as of September 30, 2013 and for the nine months then ended to correct this error. This error was the result of Eldorado's failure to design proper controls to identify, evaluate and properly account for the equity in earnings (losses) of unconsolidated affiliates, and the lack of proper controls resulted in a material weakness in internal control over financial reporting as defined in Public Company Accounting Oversight Board Auditing Standard No. 5.

        A "material weakness" is a deficiency in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Eldorado plans to remediate this material weakness primarily by implementing additional review procedures. In addition, Eldorado or ERI may need to implement additional financial and management controls, reporting procedures and/or hire additional accounting and finance staff. However, there is no guarantee that additional material weaknesses will not be identified in the future.

Accounting for Unconsolidated Affiliates

        The consolidated financial statements include the accounts of Eldorado and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned and do not meet the consolidation criteria of Accounting Codification Standards ("ASC") Topic 810, "Consolidation" ("ASC 810") are accounted for under the equity method. All intercompany balances and transactions have been eliminated in consolidation. Certain amendments of ASC 810 became effective for Eldorado beginning January 1, 2010. Such amendments include changes to the quantitative approach to determine the primary beneficiary of a variable interest entity ("VIE"). An enterprise must determine if its variable interest or interests give it a controlling financial interest in a VIE by evaluating whether (a) the enterprise has the power to direct activities of the VIE that have a significant effect on economic performance, and (b) the enterprise has an obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The amendments to ASC 810 also require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. Eldorado believes the adoption of these amendments did not have a material effect on its consolidated financial statements.

        Eldorado considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If Eldorado considers any such decline to be other than temporary, then a write-down would be recorded to estimate fair value. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rate. As a result of a triggering event, Eldorado tested its investments for impairment in 2011. Eldorado recognized non-cash impairment charges of $33.1 million in 2011 relating solely to its investment in Silver Legacy. Assumptions used in such analysis were impacted by the default in the payment of principal and interest on Silver Legacy's debt obligations on March 1, 2012, and the cash flow forecasts and market conditions for Silver Legacy. There were no impairments of Eldorado's equity method investments in 2012 or 2010.

Recently Issued Accounting Pronouncements

        In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02 regarding periodic impairment testing of indefinite-lived intangible assets. The new guidance allows an entity to assess qualitative factors to determine if it is "more-likely-than-not" that indefinite-lived intangible assets might be impaired and, based on such assessment, whether it is necessary to perform quantitative impairment tests. This guidance will be effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012, with early adoption permitted. Eldorado adopted the provisions of ASU No. 2012-02 as of

December 31, 2012 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

        In June 2011, the FASB issued ASU No. 2011-05 which amends the presentation of comprehensive income to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of changes in members' equity. This guidance is effective for interim and annual periods ending after December 15, 2012. Certain presentation requirements included in ASU No. 2011-05 were subsequently deferred by the issuance of ASU No. 2011-12 in December 2011. Eldorado adopted the provisions of ASU No. 2011-05 as of December 31, 2012 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

Property and Equipment and Other Long-Lived Assets

        Property and equipment is recorded at cost and is depreciated over its estimated useful life or lease term. Judgments are made in determining estimated useful lives and salvage values of these assets. The accuracy of these estimates affects the amount of depreciation expense recognized in Eldorado's financial results and whether it has a gain or loss on the disposal of assets. Eldorado reviews depreciation estimates and methods as new events occur, more experience is acquired, and additional information is obtained that would possibly change its current estimates. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Eldorado then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If the asset is still under development, future cash flows include remaining construction costs. Eldorado uses an estimate of undiscounted future cash flows produced by the asset as compared to its carrying value to determine whether an impairment exists. If it is determined that the asset is impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized. At September 30, 2013 and December 31, 2012 and 2011, no events or changes in circumstances indicated that the carrying values of Eldorado's long-lived assets may not be recoverable.

        Eldorado has assigned a value of $20.6 million to its gaming license in Louisiana. Eldorado's operations are dependent on continued licensing by the applicable gaming authorities. In assessing the recoverability of the carrying value of Eldorado's license, it must make assumptions regarding future cash flows, gaming taxes and the costs of continued licensing. If these estimates or the related assumptions change in the future, Eldorado may be required to record impairment losses with respect to this asset. Such impairment loss would be recognized as a non-cash component of operating income. Eldorado does not believe that the value of the gaming license has been impaired and no impairment has been recorded during any of the periods presented. The value assigned to its gaming license does not diminish with the passage of time; accordingly, the recorded value of the gaming license is not currently being amortized.

        Eldorado assigned a value of $2 million to its customer relationships in Louisiana, which have been fully amortized on a straight-line basis over a five-year period and have no remaining carrying value.

        Eldorado has recorded deferred financing costs of $6.9 million, which are being amortized on a straight-line basis, which approximates the effective interest method over the remaining term of the underlying debt obligations. In assessing the recoverability of the carrying value of Eldorado's deferred financing costs, Eldorado must make assumptions regarding future cash flows. If these estimates or the related assumptions change in the future, Eldorado may be required to record impairment losses with respect to this asset. Such impairment loss would be recognized as a non-cash component of operating income.

Reserve for Uncollectible Accounts Receivable

        Eldorado reserves an estimated amount for receivables that may not be collected. Methodologies for estimating bad debt reserves range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. As with many estimates, management must make judgments about potential actions by third parties in establishing and evaluating Eldorado's reserves for bad debts.

Self-Insurance Reserves

        Eldorado Reno and Eldorado Shreveport are self-insured for their group health programs and Eldorado Reno is self-insured for its workmen's compensation program. Eldorado utilizes historical claims information provided by its third-party administrators to make estimates for known pending claims as well as claims that have been incurred, but not reported as of the balance sheet date. In order to mitigate Eldorado's potential exposure, Eldorado has an individual claim stop loss policy on its group health claims and a specific claim stop loss policy on its workmen's compensation claims. If Eldorado becomes aware of significant claims or material changes affecting its estimates, it would increase its reserves in the period in which it made such a determination and record the additional expense. At September 30, 2013 and December 31, 2012 and 2011, $1.5 million, $1.5 million and $1.2 million, respectively, was accrued for insurance and workmen's compensation medical claims reserves and is included in accrued and other liabilities on Eldorado's consolidated balance sheets.

Players' Club Point Liability

        Eldorado's players' club allows customers to earn "points" based on the volume of their gaming activity. Under the terms of Eldorado's program, these points are redeemable for certain complimentary services, at their discretion, including rooms, food, beverage, retail and entertainment tickets. Eldorado accrues the expense for unredeemed complimentaries, after consideration of estimated breakage, as they are earned. The value of the cost to provide the complimentaries is expensed as redeemed and is included in casino expense on Eldorado's consolidated statements of operations and comprehensive income. To arrive at the estimated cost associated with Eldorado's players' club, estimates and assumptions are made regarding incremental marginal costs of the benefits, breakage rates and the mix of goods and services for which the points will be redeemed. Eldorado uses historical data to assist in the determination of estimated accruals. If Eldorado becomes aware of significant claims or material changes affecting its estimates, Eldorado would increase its reserves in the period in which it made such a determination and record the additional expense.

Litigation, Claims and Assessments

        Eldorado utilizes estimates for litigation, claims and assessments. These estimates are based on Eldorado's knowledge and experience regarding current and past events, as well as assumptions about future events. If Eldorado's assessment of such a matter should change, Eldorado may have to change the estimates, which may have an adverse effect on its financial position, results of operations or cash flows. Actual results could differ from these estimates.

 Federal Income Taxes

        As a limited liability company, Eldorado is not subject to federal income taxes. Therefore, holders of Eldorado membership interests will include their respective shares of Eldorado's taxable income in their income tax returns and Eldorado continues to make distributions for such tax liabilities. Eldorado Shreveport #2, LLC, a wholly owned, indirect subsidiary of Eldorado ("ES#2") has elected as a single member limited liability company to be taxed as a C Corporation. Income taxes associated with ES#2 are not material.

        Under the applicable accounting standards, Eldorado recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions. Eldorado has recorded no liability associated with uncertain tax positions at September 30, 2013 or December 31, 2012 and 2011.

        The operating agreement of Eldorado HoldCo obligates Eldorado HoldCo to distribute each year for as long as it is not taxed as a corporation to each of its members an amount equal to such members' allocable share of the taxable income of Eldorado HoldCo multiplied by the highest marginal combined U.S. Federal, state and local income tax rate applicable to individuals for that year. During the nine months ended September 30, 2013 and 2012, distributions of $5.4 million and $4.1 million, respectively, were made by Eldorado Resorts, on behalf of Eldorado HoldCo, to its members. The 2013 distribution was for income taxes and included $763,000 received by Eldorado Resorts in September 2013 as tax distributions from Silver Legacy, and the 2012 distribution was comprised of $3.5 million for income taxes and $0.6 million for the Eldorado members' Louisiana partnership composite tax. The amount that will be required to be distributed for the year ending December 31, 2013 will depend on the results for the entire year and, accordingly, cannot be determined at this time.

Significant Factors Impacting Operating Trends

        Eldorado's marketing strategy is designed to take advantage of Eldorado's proximity to the large population base of the greater San Francisco, Sacramento and Dallas/Ft. Worth metropolitan areas and other major markets by targeting the local day-trip market and by utilizing Eldorado's hotel rooms to expand its patron mix to include overnight visitors. Eldorado also coordinates its restaurant and entertainment promotions to encourage overnight stays. By utilizing the data in Eldorado's casino information systems, Eldorado is able to identify its premium patrons, encourage their participation in Eldorado's casino player's card program and design promotions and special events to target this market.

Economic Impact

        The economic downturn and the slow pace of recovery, especially in Nevada and California, continue to adversely influence consumers' confidence, discretionary spending levels and travel patterns. Eldorado believes the weak demand, high unemployment, record number of home foreclosures, increased competition and volatility of the economy have had a significant negative impact on the gaming and tourism industries, and, as a result, Eldorado's operating performance over the past several years. In response to the difficult economic environment, Eldorado's management has implemented cost savings measures and will continue to review its operations to look for opportunities to further reduce expenses and maximize cash flows. Eldorado believes the current economic conditions will continue to negatively affect its operating results for some period of time. We remain uncertain as to the duration and magnitude of the impact on Eldorado's operations and the length of any future recovery period.

Expansion of Native American Gaming and Other Gaming

        A significant portion of Eldorado's revenues and operating income are generated from patrons who are residents of Northern California and Northeastern Texas, and as such, Eldorado's operations have been adversely impacted by the growth in Native American gaming in Northern California and, to a lesser extent, in Oklahoma.

        Many existing Native American gaming facilities in Northern California are modest compared to Eldorado Reno. However, a number of Native American tribes have established large-scale gaming facilities in California and some Native American tribes have announced that they are in the process of expanding, developing, or are considering establishing, large-scale hotel and gaming facilities in Northern California. For example, as Northern California Native American gaming operations have expanded, Eldorado believes the increasing competition generated by these gaming operations has had a negative impact, principally on drive-in, day-trip visitor traffic from Eldorado's main feeder markets in Northern California.

        Under their current compacts, most Native American tribes in California may operate up to 2,000 slot machines and up to two gaming facilities on any one reservation. However, under action taken by the National Indian Gaming Commission, gaming devices similar in appearance to slot machines, but which are deemed to be technological enhancements to bingo style gaming, are not subject to such limits and may be used by tribes without state permission. The number of slot machines the tribes may be allowed to operate could increase as a result of any new or amended compacts the tribes may enter into with the State of California that receive the requisite approvals. Such increases have occurred with respect to a number of new or amended compacts which have been executed and approved.

        Casino gaming is currently prohibited in several jurisdictions from which the Shreveport/Bossier City market draws customers, primarily Texas. Although casino gaming is currently not permitted in Texas, the Texas legislature has from time to time considered proposals to authorize casino gaming and there can be no assurance that casino gaming will not be approved in Texas in the future, which would have a material adverse effect on Eldorado's business. Eldorado Shreveport competes with several Native American casinos located in Oklahoma, certain of which are located near Eldorado's core Texas markets. Because Eldorado Shreveport draws a significant amount of its customers from the Dallas/Fort Worth area, but is located approximately 190 miles from that area, Eldorado believes it will continue to face increased competition from gaming operations in Oklahoma, including the WinStar and Choctaw casinos, and would face significant competition that may have a material adverse effect on its business and results of operations if casino gaming is approved in Texas.

        In June 2013, construction was completed on a new 30,000 square foot casino and 400-room hotel project in Bossier City across the Red River from Eldorado Shreveport. The facility, which also includes several restaurants and a 950-seat entertainment arena, received final approval from the Louisiana Gaming Control Board and opened on June 15, 2013. In addition, a new 320,000 square foot gaming facility located in Sonoma County, California opened on November 5, 2013.

        Eldorado believes any future growth of Native American and other gaming establishments near its casinos, including the addition of hotel rooms and other amenities, could place additional competitive pressure on Eldorado's operations. While Eldorado cannot predict the extent of any future impact, it could be significant.

Severe Weather

        Eldorado Reno's operations are subject to seasonal variation, with the weakest results generally occurring during the winter months. Periods of severe weather could negatively impact future operating results.

Major Bowling Tournaments in the Reno Market

        The National Bowling Stadium, located one block from Eldorado Reno, is one of the largest bowling complexes in North America and has been selected to host multi-month tournaments in Reno every year through 2018 except for 2017. It has also been selected to host ten United States Bowling Congress ("USBC") tournaments from 2019 through 2030. Historically, these multi-month bowling tournaments have attracted a significant number of visitors to the Reno market and have benefited business in the downtown area, including Eldorado Reno. The men's and women's USBC Tournaments brought approximately 73,000 bowlers and fans to the Reno area during the 2013 tournament period which began on March 1 and continued through July 7. Both tournaments will return to the National Bowling Stadium in Reno in 2014.

Summary Financial Results

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

        The following table highlights the results of Eldorado's operations (dollars in thousands):

	Nine Months Ended September 30,
			Percent Change
	2013	2012
	(Restated)
Net operating revenues	$191,638	$194,771	(1.6)%
Operating expenses	(170,032)	(174,514)	(2.6)%
Equity in income of unconsolidated affiliates	3,425	544	529.6%
Operating income	23,617	20,629	14.5%
Net income	11,819	7,822	51.1%

        Net Operating Revenues.    Net operating revenues decreased by 1.6% for the nine months ended September 30, 2013, as compared to the same period in 2012, as decreases in casino revenues at Eldorado Reno and in casino, hotel and other revenues at Eldorado Shreveport were partially offset by increases in food, beverage and entertainment revenues at both facilities and in hotel and other revenues at Eldorado Reno. As more fully explained below, the decrease in casino revenues at Eldorado Reno resulted primarily from decreases in the table games hold percentage. The decrease in casino revenues at Eldorado Shreveport primarily reflects reductions in slot machine wagering in the 2013 period compared to the prior year period. Increases in promotional activities also contributed to the overall decrease in net operating revenues.

        Equity in Income of Unconsolidated Affiliates.    Income from the Company's unconsolidated affiliates, Silver Legacy and Tamarack, increased approximately $2.9 million for the nine months ended September 30, 2013 as compared to the same period in 2012. Equity in the income of Silver Legacy for the nine months ended September 30, 2013 amounted to $2.6 million. As discussed previously, Eldorado's equity in the income or losses of Silver Legacy was suspended effective January 1, 2012 and was not reinitiated until November 2012 when Eldorado made additional investments in the Silver Legacy. At that time, $9.7 million of suspended losses were recognized. Accordingly, no equity in the losses of Silver Legacy was recorded for the nine months ended September 30, 2012. Equity in the income of Tamarack for the nine months ended September 30, 2013 increased by $266,000 primarily due to both an increase in Tamarack's net operating revenues and a decrease in its net operating expenses.

        Operating Income and Net Income.    During the nine months ended September 30, 2013, Eldorado experienced an increase in operating income of $3.0 million as compared to the same period in 2012 due primarily to the $2.9 million improvement in Eldorado's equity in income of unconsolidated affiliates and to improvement in operating margins. Consolidated operating expenses decreased by approximately $1.3 million more than the decrease in consolidated net operating revenues. In addition, Eldorado's loss on the sale/disposition of long lived assets and property and equipment decreased by approximately $0.2 million compared to the same period in the prior year. Such increases were partially offset by acquisition charges of $1.4 million incurred during the 2013 third quarter period in connection with the contemplated merger with MTR. Net income increased by approximately $4.0 million in the nine months ended September 30, 2013 compared to the prior year period due to the factors positively impacting operating income previously noted combined with the absence of a $0.8 million loss on property donation incurred in the 2012 period and a $0.2 million reduction in interest expense.

Revenues

        The following table highlights Eldorado's sources of net operating revenues (dollars in thousands):

	Nine Months Ended September 30,
			Percent Change
	2013	2012
Casino:
Eldorado Reno	$48,875	$49,015	(0.3)%
Eldorado Shreveport	100,882	104,074	(3.1)%

Total	149,757	153,089	(2.2)%

Food, beverage and entertainment:
Eldorado Reno	28,504	27,851	2.3%
Eldorado Shreveport	19,958	19,538	2.1%

Total	48,462	47,389	2.3%

Hotel:
Eldorado Reno	14,484	13,509	7.2%
Eldorado Shreveport	6,666	6,963	(4.3)%

Total	21,150	20,472	3.3%

Other:
Eldorado Reno	2,402	2,310	4.0%
Eldorado Shreveport	2,650	2,891	(8.3)%

Total	5,052	5,201	(2.9)%

Promotional allowances:
Eldorado Reno	(11,981)	(11,355)	5.5%
Eldorado Shreveport	(20,802)	(20,025)	3.9%

Total	(32,783)	(31,380)	4.5%

        Casino Revenues.    Consolidated casino revenues decreased by 2.2% during the nine months ended September 30, 2013 compared to the same period in 2012. The decrease in such revenues at Eldorado Reno of 0.3% was due to a decrease in the table games hold percentage during the nine months ended September 30, 2013 compared to the same period in 2012, a period in which Eldorado held higher than normal. This decrease in table games revenue was partially offset by an increase in slot revenue in the nine months ended September 30, 2013. Casino revenues at Eldorado Shreveport decreased in the nine months ended September 30, 2013 by 3.1% as compared to the same period in 2012 due primarily to a decrease in slot machine wagering which was partially offset by an increase in table games revenue.

        Food, Beverage and Entertainment Revenues.    Consolidated food, beverage and entertainment revenues increased by 2.3% for the nine months ended September 30, 2013 as compared to the same period in 2012. Food, beverage and entertainment revenues at Eldorado Reno increased 2.3% in the nine months ended September 30, 2013 compared to the same period in 2012 primarily due to an increase in average check price as a result of selective price increases in Eldorado's restaurants along with a 1.4% increase in customer counts. Food, beverage and entertainment revenues increased by 2.1% at Eldorado Shreveport for the nine months ended September 30, 2013 as compared to the same period in 2012 primarily due to an increase in the average food revenue per customer resulting from selective increases in menu prices.

        Hotel Revenues.    Consolidated hotel revenues increased 3.3% during the nine months ended September 30, 2013 compared to the same period in 2012. Hotel revenues at Eldorado Reno increased by 7.2% due to an increased hotel occupancy rate of approximately 86.4% in the nine months ended September 30, 2013 compared to 83.9% in the same period in 2012 and an increased hotel ADR of $67 in the nine months ended September 30, 2013 compared to $64 in the same period in 2012. Hotel revenues at Eldorado Shreveport decreased by 4.3% due to a decline in the occupancy rate to 91.7% in 2013 from 92.9% in 2012 and a decrease in the ADR to $66 in the nine months ended September 30, 2013 from $68 in the same period in 2012.

        Other Revenues.    Other revenues are comprised of revenues generated by Eldorado's retail outlets and other miscellaneous items. Other revenues at Eldorado Reno increased slightly during the nine months ended September 30, 2013 compared to the prior year period. Other revenues decreased by 8.3% at Eldorado Shreveport during the nine months ended September 30, 2013 compared to the same period in 2012 due to lower ATM commission revenues and retail sales and to the absence of rental revenue from certain retail space located across the street from Eldorado Shreveport which Eldorado donated to the City of Shreveport during the third quarter of 2012.

        Promotional Allowances.    Consolidated promotional allowances, expressed as a percentage of casino revenues, increased to 21.9% in the nine months ended September 30, 2013 compared to 20.5% in the same 2012 period. The overall amount of promotional allowances incurred increased by 4.5%. Such costs at Eldorado Reno experienced a 5.5% increase, whereas such costs increased by 3.9% at Eldorado Shreveport. Management actively reviews the effectiveness of its promotions, and endeavors to expand successful promotions while eliminating or reducing less profitable promotions. Promotional activities at Eldorado Shreveport reflect, in part, Eldorado's efforts to increase the property's share of the overall Shreveport/Bossier City gaming market, which added a new competitor during June 2013.

 Operating Expenses

        The following table highlights Eldorado's operating expenses (dollars in thousands):

	Nine Months Ended September 30,
			Percent Change
	2013	2012
Casino:
Eldorado Reno	$26,713	$27,402	(2.5)%
Eldorado Shreveport	62,404	63,924	(2.4)%

Total	89,117	91,326	(2.4)%

Food, beverage and entertainment:
Eldorado Reno	19,435	18,919	2.7%
Eldorado Shreveport	4,152	4,541	(8.6)%

Total	23,587	23,460	0.5%

Hotel:
Eldorado Reno	5,229	5,143	1.7%
Eldorado Shreveport	883	964	(8.4)%

Total	6,112	6,107	0.1%

Other:
Eldorado Reno	2,074	1,951	6.3%
Eldorado Shreveport	877	1,068	(17.9)%

Total	2,951	3,019	(2.3)%

Selling, general and administrative	34,815	35,873	(2.9)%
Management fee	450	450	—%
Depreciation and amortization	13,000	14,279	(9.0)%

        Casino Expenses.    Casino expenses at Eldorado Reno decreased by 2.5% in the nine months ended September 30, 2013 as compared to the same period in 2012 primarily due to decreases in marketing expenses partially offset by a slight increase in bad debt expenses. Casino expenses at Eldorado Shreveport decreased during the nine months ended September 30, 2013 compared to the same period in 2012 as lower gaming taxes were offset by increased marketing expenses.

        Food, Beverage and Entertainment Expenses.    For the nine months ended September 30, 2013, food, beverage and entertainment expenses at Eldorado Reno increased by 2.7% compared to the same period in 2012 due to increases in food and beverage cost of sales and direct payroll associated with the aforementioned increased revenues and an increase in show productions cost at the theater. Food, beverage and entertainment expenses decreased by 8.6% at Eldorado Shreveport during the nine months ended September 30, 2013 as compared to the same period in 2012 despite a 2.1% increase in the associated revenues due primarily to reductions in food and beverage cost of goods sold and in labor and overhead charges as a result of management's cost control efforts.

        Hotel Expenses.    For the nine months ended September 30, 2013, hotel expenses at Eldorado Reno increased by 1.7% as compared to the same period in 2012 due to increased direct payroll associated with the higher occupancy levels and increased costs associated with sales groups. For the nine months ended September 30, 2013, hotel expenses at Eldorado Shreveport decreased 8.4% as compared to the same period in 2012 due to decreases in payroll expenditures associated with the lower occupancy levels as reflected in the decrease in its occupancy percentage from 92.9% in the 2012 period to 91.7% in the 2013 period.

        Other Expenses.    Other expenses increased by 6.3% at Eldorado Reno in the nine months ended September 30, 2013 as compared to the same period in 2012 primarily as a result of increased costs for transportation related to the USBC bowlers, increased retail expenses and higher credit card discounts. Other expenses at Eldorado Shreveport decreased by less than $0.2 million, or 17.9% for the nine months ended September 30, 2013 as compared to the same period in 2012 primarily due to the decreases in cost of goods sold associated with reduced retail and tobacco sales and reduced labor and overhead charges due to management's cost control efforts.

        Selling and General and Administrative Expenses and Management Fees.    For the nine months ended September 30, 2013, as compared to the same period in 2012, selling, general and administrative expenses decreased primarily due to Eldorado Shreveport experiencing decreases in professional fees and real property taxes. Historically, the Company pays management fees to REI and HCM, the owners of 47% and 25% of Eldorado HoldCo's equity interests, respectively. In each of the nine months ended 2013 and 2012, Eldorado HoldCo paid $0.5 million in management fees to REI and HCM.

        Depreciation and Amortization Expense.    Depreciation expense decreased to $13.0 million for the nine months ended September 30, 2013 as compared to $14.3 million the prior year period as more assets became fully depreciated.

        Acquisition Expenses.    During the third quarter of 2013, Eldorado incurred $1.42 million in acquisition charges in connection with its proposed merger with MTR. Because Eldorado HoldCo maintains no bank account or operations, these expenses were paid by Eldorado Resorts on behalf of Eldorado HoldCo. The amounts have been expensed in the accompanying consolidated financial statements in accordance with the applicable accounting guidance for business combinations.

Interest Expense

        In the nine months ended September 30, 2013, interest expense decreased by approximately $0.2 million, or 1.9% compared to the same period in 2012, due to principal reductions in Eldorado's long-term debt obligations.

Summary Financial Results

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

        The following table highlights the results of Eldorado's operations (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2012	2011
	(Restated)
Net operating revenues	$254,740	$256,072	(0.5)%
Operating expenses	229,749	232,265	(1.1)%
Equity in losses of unconsolidated affiliates	(8,952)	(3,695)	(142.3)%
Impairment of investment in Joint Venture	—	(33,066)	100.0%
Operating income (loss)	15,841	(13,074)	221.2%
Net loss attributable to the Company	(991)	(24,213)	95.9%

        Net Operating Revenues.    Net operating revenues decreased by less than 1% for the year ended December 31, 2012 as decreases in casino revenues at Eldorado Shreveport were virtually offset by the increase in casino revenue at Eldorado Reno. Increases in food, beverage and entertainment revenues at Eldorado Reno were partially offset by decreases in such revenues at Eldorado Shreveport. Increases in hotel and other revenues at Eldorado Shreveport were almost offset by decreases in such revenues at

Eldorado Reno. As more fully explained below, the increase in casino revenues at Eldorado Reno resulted primarily from increases in the table games and slot hold percentage. The decrease in casino revenues at Eldorado Shreveport reflects a lower table games hold percentage combined with decreases in overall wagering in 2012 compared to the prior year.

        Equity in Income (Losses) of Unconsolidated Affiliates.    Income (losses) from Eldorado's unconsolidated affiliates, Silver Legacy and Tamarack, increased approximately $5.3 million for the year ended December 31, 2012 as compared to 2011. Losses at Silver Legacy increased by $5.1 million to ($9.7) million for 2012 compared to ($4.6) million in 2011 primarily due to reorganization costs incurred in connection with the joint venture's voluntary petition under Chapter 11 of the United States Bankruptcy Code. Equity in the income of Tamarack for 2012 decreased by $190,000 primarily due to an increase in Tamarack's operating expenses.

        Operating Income and Net Income (Loss).    In 2012, Eldorado experienced a $28.9 million increase in operating income due primarily to an impairment in its investment in Silver Legacy in the amount of $33.1 million recorded during 2011 and to a $1.2 million improvement in its operating margins during 2012 as compared to the prior year. These improvements were offset, in part, by the additional 2012 equity in the losses of unconsolidated affiliates of $5.3 million discussed above.

        Net income (loss) benefited from the non-recognition in 2012 of any additional impairment charges, the improvement in operating margins and a reduction of $2.4 million in interest expense as a result of the June 2011 refinancing of Eldorado's long-term debt. Such improvement was partially offset by the additional 2012 equity in losses of unconsolidated affiliates of $5.3 million, the absence of $2.5 million of gains from the early retirement of debt recognized in 2011 compared with a small loss in 2012 and the recording of an $0.8 million loss from the donation of certain property to the city of Shreveport.

 Revenues

        The following table highlights Eldorado's sources of operating revenues (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2012	2011
Casino:
Eldorado Reno	$64,014	$59,164	8.2%
Eldorado Shreveport	136,278	142,089	(4.1)%

Total	200,292	201,253	(0.5)%

Food, beverage and entertainment:
Eldorado Reno	36,840	35,963	2.4%
Eldorado Shreveport	26,107	26,681	(2.2)%

Total	62,947	62,644	0.5%

Hotel:
Eldorado Reno	17,081	17,614	(3.0)%
Eldorado Shreveport	9,122	8,933	2.1%

Total	26,203	26,547	(1.3)%

Other:
Eldorado Reno	3,037	3,242	(6.3)%
Eldorado Shreveport	3,791	3,783	0.2%

Total	6,828	7,025	(2.8)%

Promotional allowances:
Eldorado Reno	(14,882)	(14,657)	1.5%
Eldorado Shreveport	(26,648)	(26,740)	(0.3)%

Total	(41,530)	(41,397)	0.3%

        Casino Revenues.    Consolidated casino revenues slightly decreased by (0.5%) during 2012 compared to 2011. The increase in such revenues at Eldorado Reno of 8.2% was due to a significant increase in the table games hold percentage during 2012 which more than overcame a decrease in table game drop, primarily in credit play. In addition, slot coin-in decreased during 2012 while the slot hold percentage improved compared to 2011. Casino revenues declined by 4.1% at Eldorado Shreveport primarily as a result of declines in slot handle and table game drop in 2012 compared to the prior year. The slot machine hold percentage improved slightly while the table games hold percentage decreased slightly.

        Food, Beverage and Entertainment Revenues.    Consolidated food, beverage and entertainment revenues increased by 0.5% for the year ended December 31, 2012 as compared to 2011. The increase was attributable to increased food and beverage revenues at Eldorado Reno. Food revenues increased 1.1% in 2012 compared to 2011 due to a 1.3% increase in customer counts. Beverage revenues also increased due to the opening of the BuBinga nightclub in March 2011. The food and beverage revenue increases more than offset the $133,000 decrease in entertainment revenues due to decreased ticket sales in the Eldorado Reno showroom in 2012. Food, beverage and entertainment revenues decreased slightly at Eldorado Shreveport for the year ended December 31, 2012 as compared to 2011 reflecting the decline in patron volume.

        Hotel Revenues.    Consolidated hotel revenues decreased 1.3% during 2012 compared to 2011. Hotel revenues at Eldorado Reno decreased due to a reduced hotel occupancy rate of 80.6% in 2012 compared to 83.4% in 2011 and a reduced hotel ADR of approximately $63 in 2012 compared to approximately $64 in 2011. Hotel revenues at Eldorado Shreveport increased by 2.1% as the increase in the ADR to approximately $68 in 2012 from approximately $66 in 2011 more than offset the decrease in the occupancy rate to 91.3% in 2012 from 92.0% in 2011.

        Other Revenues.    Other revenues are comprised of revenues generated by Eldorado's retail outlets and other miscellaneous items. Other revenues at Eldorado Reno decreased by 6.3% during 2012 compared to the prior year primarily due to decreased retail sales partially offset by increased ATM commission revenues.

        Promotional Allowances.    Consolidated promotional allowances, expressed as a percentage of casino revenues, increased slightly to 20.7% in 2012 compared to 20.6% in the 2011 period. The overall amount of promotional allowances incurred increased by 0.3%. Such costs at Eldorado Reno were only slightly higher despite improved casino revenues, whereas such costs were virtually unchanged at Eldorado Shreveport while casino revenues decreased by 4.1%. Management at Eldorado Reno and Eldorado Shreveport actively reviews the effectiveness of promotions, and consequently eliminates or reduces less profitable promotions. Promotional activities at Eldorado Shreveport reflect, in part, Eldorado's efforts to retain the property's share of the Shreveport/Bossier City gaming market.

Operating Expenses

        The following table highlights Eldorado's operating expenses (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2012	2011
Casino:
Eldorado Reno	$35,892	$35,361	1.5%
Eldorado Shreveport	84,615	85,189	(0.7)%

Total	120,507	120,550	—%

Food, beverage and entertainment:
Eldorado Reno	25,444	25,125	1.3%
Eldorado Shreveport	6,103	6,701	(8.9)%

Total	31,547	31,826	(0.9)%

Hotel:
Eldorado Reno	6,749	6,847	(1.4)%
Eldorado Shreveport	1,271	1,019	24.7%

Total	8,020	7,866	2.0%

Other:
Eldorado Reno	2,580	2,832	(8.9)%
Eldorado Shreveport	1,381	1,492	(7.4)%

Total	3,961	4,324	(8.4)%

Selling, general and administrative	47,463	47,319	0.3%
Management fee	600	600	—%
Depreciation and amortization	17,651	19,780	(10.8)%

        Casino Expenses.    Casino expenses at Eldorado Reno increased in 2012 as compared to 2011 primarily due to increases in gaming taxes and promotional allowances related to the cost of rooms, food, beverage and retail complimentaries allocated to the casino department. Casino expenses at

Eldorado Shreveport decreased slightly during 2012 compared to 2011 primarily from lower gaming taxes due to the decline in patron volume.

        Food, Beverage and Entertainment Expenses.    For the year 2012, food, beverage and entertainment expenses at Eldorado Reno increased primarily as a result of a full year of operations associated with the aforementioned opening of the BuBinga nightclub and increased food payroll expenditures partially offset by decreased production costs in the showroom. Food, beverage and entertainment expenses decreased by 8.9% at Eldorado Shreveport during 2012 due primarily to decreases in food costs offset by higher payroll and benefits expenses.

        Hotel Expenses.    Hotel expenses at Eldorado Reno decreased by 1.4% during 2012 reflecting the decrease in the associated revenues. Hotel expenses at Eldorado Shreveport increased by less than $0.3 million during 2012 due to increases in payroll expenditures.

        Other Expenses.    Other expenses decreased 8.4% primarily due to lower retail cost of sales and lower credit card fees during 2012 at Eldorado Reno as compared to 2011.

        Selling, General and Administrative Expenses and Management Fees.    Selling, general and administrative expenses increased slightly during 2012 compared to the prior year primarily due to increases in professional services rendered at Eldorado Reno and to professional services and real property taxes at Eldorado Shreveport. Historically, the Company pays management fees to REI and HCM, the owners of 47% and 25% of Eldorado HoldCo's equity interests, respectively. In connection with the refinancing of Eldorado's debt obligations in June 2011, the management agreement was amended which, among other things, placed a maximum management fee payment allowed at $600,000 annually. During both 2012 and 2011, Eldorado paid $0.6 million in management fees to REI and HCM.

        Depreciation and Amortization Expense.    Depreciation expense decreased for 2012 as more assets became fully depreciated.

Interest Expense

        During 2012, interest expense decreased by approximately $2.4 million, or 12.9%, to $16.1 million compared to $18.5 million for 2011. The decrease is due to the reduction in Eldorado's interest rate for borrowings as a result of the June 1, 2011 refinancing of Eldorado's long-term debt obligations and reductions in the principal amount outstanding of Eldorado's long-term debt obligations.

Loss on Property Donation

        During the third quarter of 2012, Eldorado Shreveport donated certain of its property to the City of Shreveport and recorded a charge of $755,000, which represented the net book value of the property as of the donation date.

(Loss) Gain on Early Retirement of Debt

        During the third quarter of 2012, Eldorado purchased and retired $2.0 million principal amount of its 8.625% Senior Secured Notes due June 15, 2019 (the "Senior Secured Notes") utilizing available excess cash. The total purchase price of the Senior Secured Notes was $1.95 million plus accrued interest which, after the write off of the associated bond offering costs of $0.1 million, resulted in a net loss on early retirement of debt in the amount of $22,000.

        Eldorado recognized a $1.6 million gain on the retirement of its previously outstanding debt obligations during the second quarter of 2011 as a result of a $2.9 million gain on the retirement of the 9% Senior Notes due April 15, 2014 co-issued by Eldorado Resorts and Capital (the "9% Senior Notes") and a $1.3 million loss on the retirement of the $155.6 million principal amount of 10% First

Mortgage Notes due 2012 co-issued by the Louisiana Partnership and Shreveport Capital (the "Shreveport Notes").

        During the third quarter of 2011, Eldorado purchased and retired $9.0 million principal amount of the Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $7.9 million plus accrued interest which, after the write off of the associated bond offering costs of $0.4 million, resulted in a gain on early retirement of debt in the amount of $0.7 million. During October 2011, Eldorado purchased and retired an additional $1.0 million of the Senior Secured Notes at a cost of $0.8 million utilizing available excess cash.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010 (unaudited)

        The following table highlights the results of Eldorado's operations (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2011	2010
Net revenues	$256,072	$254,858	0.5%
Operating expenses	232,265	235,816	(1.5)%
Equity in losses of unconsolidated affiliates	(3,695)	(3,899)	5.2%
Impairment of investment in Joint Venture	(33,066)	—	(100.0)%
Operating (loss) income	(13,074)	14,877	(187.9)%
Net loss attributable to the Company	(24,213)	(6,004)	(303.3)%

        Net Revenues.    Net revenues were virtually unchanged for the year ended December 31, 2011 as decreases in casino revenue at Eldorado Reno were offset by both increases in casino revenue at Eldorado Shreveport and overall increases in food, beverage, entertainment and hotel revenues. The increase in casino revenue at Eldorado Shreveport resulted primarily from improvement in its hold percentages as overall wagering increased only slightly in 2011 compared to the prior year.

        Equity in Losses of Unconsolidated Affiliates.    Losses from Eldorado's unconsolidated affiliates, Silver Legacy and Tamarack, decreased approximately $204,000 for the year ended December 31, 2011 as compared to 2010. The 2011 decrease in equity in losses of Silver Legacy was approximately $166,000 primarily as a result of increased net revenues partially offset by increased operating expenses. Equity in the income of Tamarack for the year ended December 31, 2011 increased approximately $38,000 due to increased revenues which more than offset the increase in operating costs.

        Operating (Loss) Income and Net Loss.    In 2011, we experienced a reduction in operating income due primarily to a $33.1 million impairment in the value of Eldorado's investment in Silver Legacy partially offset by decreased operating expenses. Such operating expense decreases consisted primarily of reduced casino expenses resulting from reduced marketing and event expenses and reductions in depreciation expense. Net loss increased in 2011 compared to the prior year due to the factors negatively impacting operating income previously noted, partially offset by (i) $2.5 million in gains realized on the early retirement of Eldorado's prior and current debt obligations and (ii) $2.6 million in decreased interest expense.

 Revenues

        The following table highlights Eldorado's sources of operating revenues (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2011	2010
Casino:
Eldorado Reno	$59,164	$66,075	(10.5)%
Eldorado Shreveport	142,089	137,462	3.4%

Total	201,253	203,537	(1.1)%

Food, beverage and entertainment:
Eldorado Reno	35,963	34,348	4.7%
Eldorado Shreveport	26,681	26,490	0.7%

Total	62,644	60,838	3.0%

Hotel:
Eldorado Reno	17,614	16,982	3.7%
Eldorado Shreveport	8,933	9,309	(4.0)%

Total	26,547	26,291	1.0%

Other:
Eldorado Reno	3,242	3,179	2.0%
Eldorado Shreveport	3,783	3,181	18.9%

Total	7,025	6,360	10.5%

Promotional allowances:
Eldorado Reno	(14,657)	(16,392)	10.6%
Eldorado Shreveport	(26,740)	(25,776)	(3.7)%

Total	(41,397)	(42,168)	1.8%

        Casino Revenues.    Consolidated casino revenues decreased by 1.1% during 2011 compared to 2010. The decrease in such revenues at Eldorado Reno of 10.5% was due to a lower table games hold percentage together with a 3.9% decrease in slot handle and a 6.1% decrease in table games drop as compared to 2010. In 2010, the table games hold percentage was higher than average while in 2011, the table games hold percentage was lower than average. Table games credit play and high end slot volume declined for the year ended December 31, 2011 compared to 2010. Eldorado believe these decreases were associated with the previously discussed economic factors that continue to negatively influence the spending levels of Eldorado's customers. Casino revenues at Eldorado Shreveport increased in 2011 by 3.4%, attributable to a 7.1% increase in table game drop coupled with increases in both the table games and slot machine hold percentages while slot coin-in remained basically unchanged. Based on reports issued by the Louisiana Gaming Control Board, admissions and casino win in the local market decreased by 6.2% and 3.8%, respectively, during 2011 compared to 2010. Eldorado believes the year-over-year decreases in the market were attributable to the lingering effects of the economic recession.

        Food, Beverage and Entertainment Revenues.    Consolidated food, beverage and entertainment revenues increased by 3.0% for the year ended December 31, 2011 as compared to 2010. The more significant increase occurred at Eldorado Reno, primarily due to increased beverage and entertainment revenues. Beverage revenues increased 13.6% due to increased promotions attracting more customers in Brew Brothers and to the openings of the BuBinga nightclub in March 2011 and a new bar on the casino floor in May 2011. Entertainment revenues increased 14.7% due to increased ticket sales as a result of increased occupancy in the Eldorado Reno showroom in 2011. Restaurant revenues decreased 0.8% in 2011 compared to 2010 due to a 0.8% decrease in customer counts. Food, beverage and entertainment revenues increased slightly at Eldorado Shreveport for the year ended December 31, 2011 as compared to 2010 as a result of increased restaurant revenues.

        Hotel Revenues.    Consolidated hotel revenues did not change significantly during 2011 compared to 2010. Hotel revenues at Eldorado Reno increased due to higher hotel occupancy of approximately 83.4% in 2011 compared to 83.0% in 2010. The hotel ADR was approximately $64 in 2011 compared to $63 in 2010. Other hotel revenues at Eldorado Reno increased as Eldorado increased its resort fee from $3 to $5 effective September 2010. Hotel revenues at Eldorado Shreveport decreased by 4.0% due to a reduction in the occupancy rate to 92.0% in 2011 from 93.3% in 2010 and a decline in the ADR to $66 in 2011 from $68 in 2010.

        Other Revenues.    Other revenues are comprised of revenues generated by Eldorado's retail outlets and other miscellaneous items. Other revenues at Eldorado Reno increased by 2.0% during the year ended December 31, 2011 compared to the prior year primarily due to higher ATM commission revenues. Other revenues increased by 18.9% at Eldorado Shreveport during 2011 compared to 2010 due to higher ATM commission revenues and retail sales, partially offset by lower tobacco sales.

        Promotional Allowances.    Consolidated promotional allowances, expressed as a percentage of casino revenues, improved slightly to 20.6% in 2011 compared to 20.7% in 2010. The overall amount of promotional allowances decreased by 1.8%, as decreases in such costs at Eldorado Reno were partially offset by increases at Eldorado Shreveport. Management at Eldorado Reno is actively reviewing the effectiveness of promotions, and consequently eliminating or reducing less profitable promotions. The increase in promotional activities at Eldorado Shreveport reflects, in part, Eldorado's efforts to increase the property's share of the Shreveport/Bossier City gaming market. During the year ended December 31, 2011, Eldorado Shreveport experienced an increase of 0.6% in its combined table drop and slot handle compared to 2010 in a gaming market that experienced an overall decline of 6.2% as measured by admissions.

 Operating Expenses

        The following table highlights Eldorado's operating expenses (dollars in thousands):

	Year Ended December 31,
			Percent Change
	2011	2010
Casino:
Eldorado Reno	$35,361	$41,041	(13.8)%
Eldorado Shreveport	85,189	82,703	3.0%

Total	120,550	123,744	(2.6)%

Food, beverage and entertainment:
Eldorado Reno	25,125	23,516	6.8%
Eldorado Shreveport	6,701	6,524	2.7%

Total	31,826	30,040	5.9%

Hotel:
Eldorado Reno	6,847	6,431	6.5%
Eldorado Shreveport	1,019	1,058	(3.7)%

Total	7,866	7,489	5.0%

Other:
Eldorado Reno	2,832	2,702	4.8%
Eldorado Shreveport	1,492	1,280	16.6%

Total	4,324	3,982	8.6%

Selling, general and administrative	47,319	48,001	(1.4)%
Management fee	600	120	400.0%
Depreciation and amortization	19,780	22,440	(11.9)%

        Casino Expenses.    Casino expenses at Eldorado Reno decreased in 2011 as compared to 2010 primarily due to decreases in bad debt expense, gaming taxes, marketing expenses and decreased promotional allowances related to the cost of rooms, food and retail complimentaries allocated to the casino department. Casino expenses at Eldorado Shreveport increased by $2.5 million, or 3.0%, during 2011 compared to 2010 as a result of higher gaming taxes reflecting increases in gaming revenues and increased promotional allowances related to the cost of rooms, food retail and spa complimentaries allocated to the casino department.

        Food, Beverage and Entertainment Expenses.    For the year ended December 31, 2011, food, beverage and entertainment expenses at Eldorado Reno increased primarily as a result of increases in beverage payroll expenditures, beverage cost of sales and operating expenses associated with the aforementioned opening of the BuBinga nightclub. Eldorado Reno opened a new dining venue, relocated another dining venue and opened a new casino bar in May 2011, all of which increased operating expenses. Food, beverage and entertainment expenses increased slightly at Eldorado Shreveport during the year ended December 31, 2011 compared to 2010.

        Hotel Expenses.    For the year ended December 31, 2011, hotel expenses at Eldorado Reno increased by 6.5% due to increased occupancy levels. For the year ended December 31, 2011, hotel expenses at Eldorado Shreveport decreased by $39,000 due to decreases in payroll expenditures associated with reduced occupancy levels as reflected in the decrease in its occupancy percentage from 93.3% in 2010 to 92.0% in 2011.

        Other Expenses.    Other expenses increased $130,000 for the year ended December 31, 2011 as compared to 2010 due to costs associated with the new retail outlet at Eldorado Reno that opened in June 2010. Other expenses at Eldorado Shreveport increased 16.6% for the year ended December 31, 2011 primarily due to the increase in cost of goods sold associated with improved retail sales.

        Selling, General and Administrative Expenses and Management Fees.    For the year ended December 31, 2011, as compared to 2010, selling, general and administrative expenses decreased slightly, primarily due to decreases in utility expenses, real property taxes, and travel and entertainment expenses. Eldorado paid management fees of $600,000 during 2011 compared to $120,000 to REI and HCM, respectively, in 2010.

        Depreciation and Amortization Expense.    Depreciation expense decreased for the year ended December 31, 2011 as more assets became fully depreciated.

Interest Expense

        For the year ended December 31, 2011, interest expense decreased by approximately $2.6 million, or 12.4%, to $18.5 million compared to $21.1 million for 2010. The decrease is due to the reduction in Eldorado's interest rate for borrowings as a result of the June 1, 2011 refinancing of Eldorado's long-term debt obligations.

Gain on Early Retirement of Debt, net

        Eldorado recognized a $1.6 million net gain on the retirement of Eldorado's previously outstanding debt obligations during the second quarter of 2011 as a result of a $2.9 million gain on the retirement of the 9% Senior Notes and a $1.3 million loss on the retirement of the Shreveport Notes.

        During the third and fourth quarters of 2011, Eldorado purchased and retired $10.0 million principal amount of the Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $8.7 million plus accrued interest which, after the write off of the associated bond offering costs of $0.4 million, resulted in a gain on early retirement of debt in the amount of $0.9 million.

Liquidity and Capital Resources

        Eldorado's primary sources of liquidity and capital resources have been through cash flow from operations, borrowings under various credit agreements and, where necessary, the issuance of debt obligations.

        Eldorado's future sources of liquidity are anticipated to be from its operating cash flow, capital lease financing for certain fixed asset purchases and funds available from its credit facility. Available funds from Eldorado's credit facility are subject to debt covenants (see "Secured Credit Facility" below). We believe its capital resources are adequate to meet its obligations, including the funding of its debt service and recurring capital expenditures, at current operating levels. We cannot provide assurance, however, that Eldorado will generate sufficient income and liquidity to meet all of its liquidity requirements or other obligations.

Cash Flows

        A summary of cash flows from operating, investing and financing activities for the periods indicated are shown in the following table:

(In thousands)	Nine Month Ended September 30, 2013	Nine Month Ended September 30, 2012
Net cash provided by operating activities	$26,841	$28,713
Net cash used in investing activities	(5,819)	(7,874)
Net cash used in financing activities	(10,160)	(10,027)

(In thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$28,366	$21,171	$25,216
Net cash used in investing activities	(21,832)	(7,715)	(8,422)
Net cash (used in) provided by financing activities	(11,381)	(31,439)	19

        Eldorado's primary sources of liquidity and capital resources have been through existing cash, cash flow from operations, borrowings under various credit agreements and, where necessary, bank borrowings.

        At September 30, 2013, our cash and cash equivalents, excluding restricted cash, totaled $36.2 million. Eldorado's future sources of liquidity are anticipated to be from its operating cash flow, capital lease financing for certain fixed asset purchases and funds available from its credit facility. During the nine months ended September 30, 2013, Eldorado generated positive operating cash flows of $26.8 million through steady operating income (see section titled "Cash Flows—Operating Activities"). Additionally, as of September 30, 2013, Eldorado had $15.0 million of available funds under its existing credit facility. Utilization of available funds from Eldorado's credit facility are subject to debt covenants.

        Eldorado's cash outflows consist primarily of payments for operating expenses, purchases of property and equipment, and repayment of principal and interest on debt obligations. At September 30, 2013, Eldorado had total debt in the aggregate principal amount of $171.8 million which was comprised of $168 million in Senior Secured Notes and $3.8 million outstanding under the Secured Credit Facility. The Senior Secured Notes bear interest at 8.625% per annum and mature on June 15, 2019.

        Eldorado believes its capital resources are adequate to meet its obligations, including the funding of its debt service and recurring capital expenditures, at current operating levels. We cannot provide assurance, however, that Eldorado will generate sufficient income and liquidity to meet all of its liquidity requirements or other obligations.

Cash Flows—Operating Activities

        At September 30, 2013, Eldorado had $36.2 million of available cash and cash equivalents. Eldorado's anticipated uses of cash in the near term will be for recurring capital expenditures, debt service, expenses associated with the mergers and operating expenses. During the nine months ended September 30, 2013, Eldorado generated cash flows from operating activities of $26.8 million as compared to $28.7 million in the same period in 2012. The decrease was primarily due to lower non-cash reconciling adjustments from depreciation and amortization, and higher net working capital, offset by higher net income. The amount generated in the nine months ended September 30, 2013 was comprised primarily of (1) net income of $11.8 million; (2) non-cash reconciling items of $14.3 million, primarily due to depreciation and amortization; (3) income of unconsolidated affiliate of ($3.4) million; (4) net increases in current and other liability accounts and increases in current asset accounts aggregating $2.9 million; and (5) distributions received from unconsolidated affiliates of $1.2 million.

        At December 31, 2012, Eldorado had $25.3 million of cash and cash equivalents. During 2012, Eldorado generated cash flows from operating activities of $28.4 million as compared to $21.2 million in 2011. The increase was primarily due to higher net income and lower net working capital, offset by a non-cash impairment adjustment in 2011, which did not recur in 2012. The 2012 amount was comprised primarily of (1) net income of ($1.0) million; (2) non-cash reconciling items of $19.9 million, primarily due to depreciation and amortization and losses realized from the disposition by sale or donation of other assets; (3) losses of unconsolidated affiliates of $9.0 million; (4) net increases in current and other liability accounts and increases in current asset accounts aggregating ($0.4) million; and (5) distributions received from unconsolidated affiliates of $0.9 million.

Cash Flows—Investing Activities

        Net cash flows used in investing activities totaled ($5.8) million during the nine months ended September 30, 2013 compared to ($7.9) million during the same period in 2012. Net cash flows used in investing activities during the 2013 period included ($5.4) million for capital expenditures and ($0.3) million cash utilized for other assets and ($0.1) million reduction in restricted cash.

        Net cash flows used in investing activities totaled ($21.8) million during 2012 compared to ($7.7) million during 2011. Net cash flows used in investing activities during 2012 included ($9.2) million for capital expenditures, ($7.5) million in loans made to unconsolidated affiliates, ($5.0) million increase in restricted cash and ($0.1) million cash used for other assets.

Cash Flows—Financing Activities

        Net cash flows used in financing activities during the first nine months ended September 30, 2013 amounted to ($10.2) million as compared to ($10.0) million in the same period in 2012. Net repayments on the Secured Credit Facility amounted to ($3.8) million. Other financing activity expenditures included cash distributions for taxes to Eldorado's members of ($6.1) million and the repayment of capital lease obligations of ($0.3) million.

        Net cash flows used in financing activities during 2012 amounted to ($11.4) million as compared to ($31.4) million in 2011. Net repayments on the Senior Secured Notes and Secured Credit Facility amounted to ($7.0) million. Other financing activity expenditures included the repayment of capital lease obligations of ($0.4) million, cash distributions made to Eldorado members for taxes of ($4.1) million and cash contributions received of $0.1 million. The significantly greater amount of cash used in financing activities in the 2011 period resulted from net repayments of long-term debt from the refinancing of debt obligations and the payment of associated debt issue costs amounting to ($10.8) million and ($7.3) million, respectively. In addition Eldorado paid ($7.9) million during the third quarter of 2011 to retire $9.0 million of Senior Secured Notes.

Insurance Programs

        In August 2013, Eldorado renewed its property and liability insurance policies each covering a 12-month period. Under these policies, Eldorado Reno and the Silver Legacy Casino have combined per occurrence earthquake coverage of $100 million and combined aggregate flood coverage of $250 million. In the event that an earthquake causes damage only to Eldorado Reno's property, Eldorado Reno is eligible to receive up to $100 million in coverage, depending on the replacement cost. However, in the event that both properties are damaged, Eldorado Reno is entitled to receive, to the extent of any replacement cost incurred, any portion of the $100 million remaining after satisfaction of the claim of the Silver Legacy Casino with respect to its property. In the event that a flood causes damage only to Eldorado Reno's property, Eldorado Reno is eligible to receive up to $250 million in coverage, depending on the replacement cost. However, in the event that both properties are damaged, Eldorado Reno is entitled to receive, to the extent of any replacement cost incurred, up to $109 million of the coverage amount (based on percentage of the total reported property values) and the portion of the other $141 million, if any, remaining after satisfaction of the claim of the Silver Legacy Casino with respect to its property. Eldorado Shreveport is eligible to receive up to $100 million of flood coverage independently and irrespective of any losses at the other properties.

        Eldorado's insurance policy also includes combined terrorism coverage for Eldorado Reno and the Silver Legacy Casino up to $800 million. In the event that an act of terrorism causes damage only to Eldorado Reno's property, Eldorado Reno is eligible to receive up to $800 million in coverage, depending on the replacement cost. However, in the event that both properties are damaged, Eldorado Reno is entitled to receive, to the extent of any replacement cost incurred, up to $350 million of the coverage amount (based on percentage of the total reported property values) and the portion of the other $450 million, if any, remaining after satisfaction of the claim of the Silver Legacy Casino. This policy also covers Eldorado Shreveport. In the event that an act of terrorism causes damage to Eldorado Reno, Silver Legacy Casino and Eldorado Shreveport, Eldorado Reno is entitled to receive, to the extent of any replacement cost incurred, up to $273 million of the coverage amount (based on percentage of the total reported property values) and the portion of the other $527 million, if any, remaining after satisfaction of the claims of the other two properties.

Capital Expenditures

        Eldorado spent approximately $5.4 million during the nine months ended September 30, 2013 for, among other things, slot machine purchases at Eldorado Reno and Eldorado Shreveport, hotel remodel at Eldorado Reno and outside signage at Eldorado Shreveport. As of September 30, 2013, Eldorado planned to spend approximately $2.4 million during the remainder of 2013, including $1.3 million at Eldorado Reno, primarily for its coffee shop and hotel remodeling. In addition, at September 30, 2013, Eldorado had incurred obligations in the amount of $0.8 million for, among other things, slot machine purchases and costs associated with the room remodel at Eldorado Reno.

Silver Legacy Note

        Under Silver Legacy's Plan of Reorganization, each of ELLC and Galleon retained its 50% interest in Silver Legacy, but was required to advance $7.5 million to Silver Legacy pursuant to a subordinated loan and provide credit support by depositing $5.0 million of cash into bank accounts that are subject to a security interest in favor of the lender under Silver Legacy's credit agreement. The $7.5 million note receivable due to ELLC from Silver Legacy was issued on November 16, 2012 with a stated interest rate of 5% per annum and a maturity date of May 16, 2018. Payment of any interest or principal under the loan is subordinate to the senior indebtedness of Silver Legacy. Accrued interest under the loan will be added to the principal amount of the loan and may not be paid unless payment of the principal of the loan may be made in compliance with the terms of the senior indebtedness outstanding or at maturity.

Senior Secured Notes

        On June 1, 2011, Eldorado completed the issuance of $180 million of 8.625% Senior Secured Notes due June 15, 2019 (the "Senior Secured Notes"). Proceeds from the Senior Secured Notes, together with borrowings under the Secured Credit Facility (see below), were used to redeem or otherwise retire previously outstanding debt obligations. Eldorado recognized a $1.6 million gain on the retirement of its previously outstanding debt obligations during the second quarter of 2011 as a result of a $2.9 million gain on the retirement of the 9% Senior Notes and a $1.3 million loss on the retirement of the Shreveport Notes. Interest on the Senior Secured Notes is payable semiannually each

June 15 and December 15 (commencing on December 15, 2011) to holders of record on the preceding June 1 or December 1, respectively.

        The indenture relating to the Senior Secured Notes contains various restrictive covenants including covenants imposing limitations on additional debt, restricted payments and investments, additional liens, transactions with affiliates, dispositions of property, mergers and similar transactions. As of September 30, 2013, Eldorado was in compliance with all of the covenants under the indenture relating to the Senior Secured Notes.

        The Senior Secured Notes are unconditionally guaranteed, jointly and severally, by all of Eldorado's current and future domestic restricted subsidiaries other than Eldorado Capital (collectively, the "Guarantors"). ELLC is the only unrestricted subsidiary as of the closing date. Silver Legacy Casino and Tamarack are not subsidiaries and did not guarantee the Senior Secured Notes. The Senior Secured Notes are secured by a first priority security interest in substantially all of Eldorado's current and future assets (other than certain excluded assets, including gaming licenses and Eldorado's interests in ELLC, Silver Legacy and Tamarack). Such security interests are junior to the security interests with respect to obligations of Eldorado Resorts and the Guarantors under the Secured Credit Facility. In addition, all of the membership interests in Eldorado Resorts and equity interests in the Guarantors are subject to a pledge for the benefit of the holders of the Senior Secured Notes.

        Prior to June 15, 2014, Eldorado may redeem up to 35% of the Senior Secured Notes at a redemption price equal to 108.625% of the principal amount due plus accrued and unpaid interest with the proceeds from certain equity offerings. Eldorado may also redeem some or all of the Senior Secured Notes prior to June 15, 2015 at a redemption price of 100% plus a "make whole premium" together with accrued and unpaid interest. Not more than once in each twelve-month period ended June 15, 2013 and 2014, Eldorado may redeem up to 10% of the Senior Secured Notes at a purchase price of 103% of the principal amount due plus accrued and unpaid interest. On or after June 15, 2015, Eldorado may redeem the Senior Secured Notes at the following redemption prices (expressed as a percentage of principal amount) plus any accrued and unpaid interest:

Year beginning June 15,	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

        During the third quarter of 2012, Eldorado purchased and retired $2.0 million principal amount of its Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $1.95 million plus accrued interest which, after the write off of the associated bond offering costs of $0.1 million, resulted in a net loss on early retirement of debt in the amount of $22,000.

Secured Credit Facility

        On June 1, 2011, Eldorado entered into a new $30 million senior secured revolving credit facility (the "Secured Credit Facility") available until June 30, 2014 consisting of a $15 million term loan requiring principal payments of $1.25 million each quarter beginning September 30, 2011 (the "Term Loan") and a $15 million revolving credit facility. Mandatory prepayments of principal will also be required from 100% of the net cash proceeds of asset sales (as defined in the Secured Credit Facility), the issuance or incurrence of additional debt and the receipt of certain tax refunds, insurance proceeds and condemnation awards, with such prepayments being applied first to the outstanding Term Loan balance, if any, followed by the revolving credit facility. Borrowings under the Secured Credit Facility bear interest, at Eldorado's option, at either (1) a "Base Rate", defined to be the greater of (a) the rate publicly announced from time to time by Bank of America as its "Prime Rate," (b) the Federal Funds Rate plus 0.5% per annum or (c) LIBOR plus 1.0% per annum or (2) a "Eurodollar Rate" of

LIBOR plus 1.0% per annum. Both the Base Rate and Eurodollar Rate are further increased by an "Applicable Rate", as defined in the credit facility, which ranges from 0.5% to 2.0% per annum for Base Rate borrowings and from 1.5% to 3.0% per annum for Eurodollar Rate borrowings, the rate to be determined based on the most recent "Consolidated Leverage Ratio" (as defined in the Secured Credit Facility) maintained by Eldorado. The term of Eurodollar Rate loans may be one, two, three or six months as selected by Eldorado. Interest for each Base Rate loan is payable as the end of the respective quarter. Interest for each Eurodollar Rate loan is payable on the last day of the loan, provided, however, that if the period exceeds three months, the interest will be payable on the respective dates that fall every three months after the beginning of the loan period. The interest period cannot exceed the maturity date of the credit facility for either a Base Rate loan or a Eurodollar Rate loan. In addition, Eldorado will pay a commitment fee on its borrowing capacity under the Secured Credit Facility not being utilized in the amount of 0.5% per annum for periods when its Consolidated Leverage Ratio is less than or equal to three to one and 0.75% per annum otherwise. As of September 30, 2013, there was no indebtedness on the revolving credit facility and $3.75 million outstanding indebtedness on the Term Loan. The effective rate of interest on borrowings under the Term Loan was 2.18% as of September 30, 2013.

        The Secured Credit Facility is subject to various restrictive loan covenants including those requiring the maintenance of certain financial ratios and covenants imposing limitations on additional debt, dispositions of property, the payment of dividends and distributions, transactions with affiliates, mergers and similar transactions and a limitation on the annual amount expended on capital expenditures. Pursuant to the terms of the Secured Credit Facility, Eldorado's consolidated leverage ratio could not be more than 5.25 to 1.0 on December 31, 2012, more than 5.0 to 1.0 on the last day of the quarters ended March 31, 2013 and June 30, 2013, more than 4.75 to 1.0 on the last day of the quarter ended September 30, 2013, and cannot be more than 4.75 to 1.0 on the last day of the quarter ended December 31, 2013 and 4.5 to 1.0 on the last day of each fiscal quarter thereafter. In addition, Eldorado's consolidated fixed charge coverage ratio must not be less than 1.10 to 1.0 on the last day of any quarter during the term of the Secured Credit Facility and Eldorado's capital expenditures could not exceed $13.0 million in 2012 and may not exceed $10.0 million in either 2013 or 2014 (subject to increase for amounts not expended in prior periods). As of September 30, 2013, Eldorado was in compliance with all of such covenants pertaining to the Secured Credit Facility.

        Borrowings under the Secured Credit Facility are unconditionally guaranteed, jointly and severally, by all of Eldorado's current and future subsidiaries other than ELLC. Silver Legacy and Tamarack are not subsidiaries and did not guarantee borrowings under the Secured Credit Facility. The Secured Credit Facility is secured by a first priority security interest in substantially all of Eldorado's current and future assets (other than certain excluded assets including gaming licenses and Eldorado's interests in ELLC, Silver Legacy and Tamarack). Such security interests are senior to the security interests with respect to Eldorado's obligations under the Senior Secured Notes (see above). The Secured Credit Facility replaced an existing credit facility which matured February 28, 2011 and was not renewed.

Commitments and Contingencies

        The operating agreement of Eldorado HoldCo dated April 1, 2009 obligates Eldorado HoldCo to distribute each year for as long as it is not taxed as a corporation to each of its members an amount equal to such members' allocable share of the taxable income of Eldorado HoldCo multiplied by the highest marginal combined federal, state and local income tax rate applicable to individuals for that year. In 2012, 2011 and 2010, distributions of $4.1 million, $1.7 million and $325,000, respectively, were made by Eldorado Resorts to Eldorado HoldCo and, in turn, by Eldorado HoldCo to its members of which $0.6 million, $0.6 million and $0.3 million, respectively, were for the members' Louisiana partnership composite tax and $3.5 million, $1.4 million and $0, respectively, were for income taxes.

        Under the terms of Eldorado HoldCo's operating agreement, at any time after the occurrence of a "Material Event" (as defined) or at any time after June 14, 2015 (the "Trigger Date") NGA AcquisitionCo or its permitted assignee(s) (the "Interest Holder") will have the right to sell ("Put") all but not less than all of its 14.47% interest in Eldorado HoldCo (the "14.47% Interest") and Eldorado HoldCo will have the right to purchase ("Call") all but not less than all of the Interest Holders' 17.0359% interest in Eldorado HoldCo (the "17.0359% Interest"), at a price equal to the fair market value of the interest being acquired without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and Eldorado HoldCo or, in the event that after 30 days the Interest Holder and Eldorado HoldCo have not mutually agreed on a purchase price, then at the purchase price determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to established the fair market value. So long as a Material Event has not occurred, the Interest Holder will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, Eldorado HoldCo's operating agreement provides that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities.

        As defined in Eldorado HoldCo's operating agreement, a "Material Event" for the purpose of allowing Eldorado HoldCo to exercise the right to Call the 17.0359% Interest means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability issued by one or more of the applicable gaming authorities with respect to the Interest Holder or any transferee of the Interest Holder or any affiliate of the Interest Holder. If a Material Event occurs that permits Eldorado HoldCo to exercise its Call right prior to the Trigger Date, the Interest Holder will be obligated to provide carry back financing to Eldorado HoldCo on terms and conditions reasonably acceptable to Eldorado HoldCo. If a Call is required or ordered by any applicable gaming authority, the Call will be on the terms provided for in Eldorado HoldCo's operating agreement, unless other terms are required by any of the applicable gaming authorities, in which event the Call will be on those terms.

        As defined in Eldorado HoldCo's operating agreement, a "Material Event" for the purpose of allowing the Interest Holder to exercise the right to Put the 14.43% Interest to Eldorado HoldCo means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability by any applicable gaming authority with respect to Eldorado HoldCo, or any affiliates of Eldorado (other than the Interest Holder or its affiliates), including, but not limited to, Eldorado Reno, Eldorado Shreveport and Silver Legacy.

        Under the terms of a separate Put-Call Agreement, the Interest Holder is entitled, if it exercises its Put right under Eldorado HoldCo's operating agreement, to require Donald L. Carano to purchase from it the portion of the 17.0359% Interest acquired by the Interest Holder from Donald L. Carano. In that event, the purchase price payable by Donald L. Carano will be the amount determined by multiplying the purchase price payable to the Interest Holder for the 14.47% Interest, as determined in accordance with the terms of Eldorado HoldCo's operating agreement, by a fraction, the numerator of which is the percentage interest in Eldorado HoldCo being sold to Donald L. Carano and the denominator of which is the percentage interest in Eldorado HoldCo being sold to Eldorado HoldCo.

        Upon the completion of the mergers, the current members of Eldorado HoldCo will no longer have any direct membership interest in Eldorado HoldCo (but will have an indirect ownership interest through ERI) or any remaining rights under Eldorado HoldCo's operating agreement as members of

Eldorado HoldCo. In connection with the foregoing, upon the completion of the mergers, the Interest Holder will cease to have the Put right and will cease to be subject to the Call right.

        Eldorado Resorts is subject to certain covenants under the indenture relating to Senior Secured Notes that impose limitations on Eldorado Resorts. So long as these covenants are in effect, they may limit or prevent Eldorado Resorts from taking one or more actions, including but not limited to distributions to Eldorado HoldCo or the consent to liens on the assets of Eldorado Resorts, in the event the Interest Holder exercises its Put right under Eldorado HoldCo's operating agreement or Eldorado HoldCo exercises its Call right. Accordingly, one or more then applicable covenants may, in effect, prohibit the purchase of the 14.47% Interest or the 17.0359% Interest unless all of the actions required to accomplish such transaction, at the time it occurs, can be accomplished in accordance with such covenant's provisions or any non-compliance is waived by the holders of the Senior Secured Notes and/or the lenders under our Secured Credit Facility or any future credit facility, as applicable. There can be no assurance that any waivers that may be required to consummate a transaction can be obtained or that Eldorado HoldCo will be able to eliminate any covenant restrictions by the repayment of any indebtedness then owed to the creditors whom the covenants are intended to benefit or otherwise.

Contractual Commitments

        The following table summarizes Eldorado's estimated contractual payment obligations, as of December 31, 2012 (in thousands).

	Type of Contractual Obligation
Payment due by Period	Long-Term Debt Instruments	Interest payments on long-term debt	Capital Leases	Operating Leases	Total
2013	$5,000	$14,843	$437	$1,045	$21,325
2014	2,500	14,693	202	659	18,054
2015	—	14,663	—	619	15,282
2016	—	14,663	—	485	15,148
2017	—	14,663	—	463	15,126
Thereafter	168,000	21,992	—	21,175	211,167

Total	$175,500	$95,517	$639	$24,446	$296,102

        The repayment of Eldorado's long-term debt, which consists of indebtedness evidenced by the Senior Secured Notes and borrowings under the Secured Credit Facility, is subject to acceleration upon the occurrence of an event of default under the indenture governing the Senior Secured Notes and the Secured Credit Facility, respectively.

        Eldorado routinely enters into operational contracts in the ordinary course of its business, including construction contracts for minor projects that are not material to its business or financial condition as a whole. Eldorado's commitments relating to these contracts are recognized as liabilities in its consolidated balance sheets when services are provided with respect to such contracts.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Eldorado is exposed to market risk in the form of fluctuations in interest rates and their potential impact on its variable rate debt outstanding. At September 30, 2013, interest on borrowings under Eldorado Resorts' New Credit Facility is subject to fluctuation based on changes in short-term interest rates. Eldorado evaluates its exposure to market risk by monitoring interest rates in the marketplace and has, on occasion, utilized derivative financial instruments to help manage this risk. Eldorado does not utilize derivative financial instruments for trading purposes. There were no material quantitative changes in Eldorado's market risk exposure, or how such risks are managed, during the nine months ended September 30, 2013.

        As of September 30, 2013, borrowings outstanding under Eldorado's New Credit Facility are long-term variable-rate borrowings. Based on Eldorado Resorts' debt outstanding at September 30, 2013, a 100 basis point increase in the LIBOR rate or the Base Rate would increase Eldorado's annual interest costs by less than $0.1 million.

Supplemental Unaudited Presentations of Consolidated Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA for the trailing twelve months ended September 30, 2013 and December 31, 2012

        EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and other non-operating income (expense), such as impairment of investment in joint venture, loss (gain) on early retirement of debt, net loss attributable to non-controlling interest, equity in income (loss) of unconsolidated affiliates and gain, loss on property donation or loss on the disposition of assets. EBITDA and Adjusted EBITDA are presented solely as supplemental disclosure because Eldorado believes that they are widely utilized by, and are presented to assist, investors in understanding its performance and operating results. Adjusted EBITDA is not intended to represent cash flow from operations as defined by U.S. generally accepted accounting principles ("GAAP"), and is not necessarily indicative of cash available to fund cash flow needs. While Eldorado believes certain items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluation of Eldorado's performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods presented. Also, Eldorado believes excluded items may not relate specifically to current operating trends or be indicative of future results. Furthermore, Adjusted EBITDA should not be considered as an alternative to net income under GAAP for purposes of evaluating Eldorado's results of operations. Eldorado's calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and may not be comparable to similar non-GAAP financials measures presented by other issuers. Therefore, comparability may be limited.

        The reconciliation between net income, EBITDA and Adjusted EBITDA for the Company on a consolidated basis is as follows for the periods indicated:

	Trailing twelve months ended
	September 30, 2013	December 31, 2012
	(unaudited)
	(dollars in thousands)
	(Restated)	(Restated)
Net income (loss) attributable to the Company	$3,006	$(991)
Interest expense	15,839	16,069
Interest income	(16)	(14)
Depreciation and amortization	16,372	17,651

EBITDA	35,201	32,715
Loss on early retirement of debt, net	—	22
Acquisition charges	1,416	—
Equity in net losses of unconsolidated affiliates	6,071	8,952
Loss on property donation	—	755
Loss on sale/disposition of long-lived assets	24	198

Adjusted EBITDA	$42,712	$42,642

        The reconciliation between net income, EBITDA and Adjusted EBITDA for the Silver Legacy on a consolidated basis is as follows for the periods indicated:

	Trailing twelve months ended
	September 30, 2013	December 31, 2012
	(unaudited)
	(dollars in thousands)
Net loss	$(620)	$(19,396)
Interest expense	9,970	14,770
Interest income	(3)	(14)
Depreciation and amortization	11,575	12,578

EBITDA	20,942	7,938
Gain on extinguishment of debt, net	(2,568)	(2,568)
Loss on disposition of assets	24	13
Restructuring fees	—	4,046
Reorganization items	3,593	8,621
Change in fair value of life insurance contracts	(636)	(558)

Adjusted EBITDA	$21,355	$17,492

MTR COMPENSATION PROPOSAL

Non-Binding Advisory Vote Approving Merger-Related Named Executive Officer Compensation Proposal

        Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Exchange Act, MTR is seeking non-binding, advisory stockholder approval of the compensation of MTR's named executive officers that is based on or otherwise relates to the mergers as disclosed in "The Mergers—Merger-Related Compensation for MTR's Named Executive Officers." The proposal gives MTR's stockholders the opportunity to express their views on the merger-related compensation of MTR's named executive officers. Accordingly, MTR is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

        "RESOLVED, that the compensation that may be paid or become payable to MTR's named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in "The Mergers—Merger-Related Compensation for MTR's Named Executive Officers," are hereby APPROVED."

 Vote Required and MTR Board Recommendation

        The vote on this proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related named executive officer compensation and vote to adopt the MTR merger and vice versa. Because the vote is advisory in nature, it will not be binding on MTR or ERI, regardless of whether the merger agreement is adopted. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by MTR's named executive officers in connection with the mergers is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to adopt the merger agreement. The merger-related named executive officer compensation to be paid in connection with the mergers is based on contractual arrangements with the named executive officers, and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

        If a quorum is present at the MTR special meeting, the advisory vote on the compensation that may be received by MTR's named executive officers in connection with the mergers will be approved if the holders of a majority of the total number of votes present in person or represented by proxy and entitled to vote on the MTR compensation proposal vote "FOR" the proposal.

        The MTR board of directors recommends a vote "FOR" the Merger-Related Named Executive Officer Compensation proposal.

 STOCKHOLDER PROPOSALS

ERI

        If the mergers are completed, MTR stockholders and holders of Eldorado membership interests will become stockholders of ERI. We currently anticipate that ERI's first regularly scheduled annual meeting of stockholders following the completion of the mergers will occur in 2014. Stockholder proposals intended to be included in ERI's proxy statement and voted on at ERI's first regularly scheduled annual meeting of stockholders must be received at ERI's offices at 345 North Virginia Street, Reno, Nevada 89501, or at such other address ERI indicates thereafter, Attention: Corporate Secretary, a reasonable time before ERI begins to print and send its proxy materials. ERI expects to include the exact date by which such proposals must be received in its future SEC filings. Applicable SEC rules and regulations govern the submission of stockholder proposals and ERI's consideration of them for inclusion in next year's proxy statement and form of proxy.

        In accordance with ERI's amended and restated bylaws, stockholder proposals intended to be presented at ERI's 2014 annual meeting outside of Rule 14a-8 of the Exchange Act and stockholder nominations for directors to be elected at ERI's 2014 annual meeting must be received by ERI within ten days following any notice or publication of the meeting, whichever first occurs. Such proposals must be delivered to, or mailed to and received by, the Corporate Secretary for ERI at 345 North Virginia Street, Reno, Nevada 89501, or at such other address as ERI indicates thereafter and must otherwise meet the requirements as described in ERI's amended and restated bylaws.

MTR

        MTR does not anticipate holding a 2014 annual meeting if the mergers are completed in the first or second quarter of 2014, as is currently expected. However, if at any time the mergers are not expected to be completed in the first or second quarter of 2014, or at all, MTR may hold a 2014 annual meeting.

        Under SEC rules, MTR stockholders intending to present a proposal at MTR's 2014 annual meeting (if such meeting is held) and have it included in MTR's proxy materials must submit the proposal in writing to the Corporate Secretary for MTR at MTR Gaming Group, Inc., State Route 2 South, P.O. Box 356, Chester, West Virginia 26034. The proposal must have been received by MTR not later than December 31, 2013 and must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act.

        In accordance with MTR's amended and restated bylaws, stockholder proposals intended to be presented at MTR's 2014 annual meeting (if such meeting is held) outside of Rule 14a-8 of the Exchange Act and stockholder nominations for directors to be elected at MTR's 2014 annual meeting (if such meeting is held) must have been received by MTR not later than March 13, 2014, and no earlier than February 11, 2014. If MTR's 2014 annual meeting is not within thirty days before or after June 11, 2014, the anniversary date of MTR's 2013 annual meeting, you must send notice within ten days following any notice or publication of the meeting. Such proposals must be delivered to, or mailed to and received by, the Corporate Secretary for MTR at MTR Gaming Group, Inc., State Route 2 South, P.O. Box 356, Chester, West Virginia 26034 and must otherwise meet certain requirements as described in the MTR's amended and restated bylaws.

 OTHER MATTERS

        As of the date of this document, the MTR board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this document. However, if any other matter will properly come before the special meeting or any adjournment or postponement thereof and will be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        ERI has filed a registration statement on Form S-4 to register with the SEC the ERI common stock to be issued to MTR stockholders in the MTR merger and the ERI common stock to be issued to holders of Eldorado membership interests in the Eldorado merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of ERI in addition to being a proxy statement of MTR. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in ERI's registration statement or the exhibits to the registration statement. MTR files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that MTR files with the SEC at the SEC's public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at: http://www.sec.gov.

        The SEC allows MTR and ERI to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that MTR has previously filed with the SEC. These documents contain important business and financial information about MTR that is not included in or delivered with this proxy statement/prospectus.

MTR Gaming Group, Inc. Filings (File No. 000-20508; CIK No. 0000834162):

MTR Gaming Group, Inc. Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended December 31, 2012, as filed with the SEC on March 15, 2013
Quarterly Reports on Form 10-Q	Fiscal quarter ended March 31, 2013, as filed with the SEC on May 7, 2013
Fiscal quarter ended June 30, 2013, as filed with the SEC on August 6, 2013
Fiscal quarter ended September 30, 2013, as filed with the SEC on November 12, 2013
Definitive Proxy Statement on Schedule 14A	Filed with the SEC on April 30, 2013
Current Reports on Form 8-K or 8-K/A
Filed with the SEC on April 2, 2013, May 30, 2013, June 13, 2013, September 11, 2013, October 15, 2013, November 5, 2013, November 19, 2013, November 22, 2013, December 11, 2013, January 13, 2014, January 23, 2014, January 31, 2014 and February 13, 2014

        To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

        This proxy statement/prospectus also incorporates by reference all additional documents that may be filed by MTR with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the MTR special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements (other than portions of those documents not deemed to be filed).

        Eldorado has supplied all information relating to Eldorado; MTR has supplied all information relating to MTR; and MTR and Eldorado have jointly supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to ERI.

        You can obtain any document incorporated by reference in this document without charge, excluding all exhibits, except that if MTR has specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge by requesting them in writing or by telephone at the following address:

MTR Gaming Group, Inc.
State Route 2 South, P.O. Box 356
Chester, West Virginia 26034
(304) 387-3000
Attention: Investor Relations

        If you would like to request documents, please do so by                        , 2014, in order to receive them before your special meeting. You may also obtain these documents from MTR's website at www.mtrgaming.com or at the SEC's website www.sec.gov by clicking on the "Search for Company Filings" link, then clicking on the "Company & Other Filers" link, and then entering MTR's name in the field.

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated                        , 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to MTR stockholders nor the issuance of ERI common stock in the mergers create any implication to the contrary.

Eldorado HoldCo LLC and Subsidiaries
Index to Eldorado Financial Statements

REPORT OF INDEPENDENT AUDITORS

The Members
Eldorado HoldCo LLC

        We have audited the accompanying consolidated financial statements of Eldorado HoldCo LLC which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eldorado HoldCo LLC at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1, the financial statements as of December 31, 2012 and for the year then ended have been restated to correct an error in the recognition of losses in unconsolidated affiliates.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 29, 2013, except for the effects on the financial statements of the restatement described in Note 1, as to which the date is
January 20, 2014

ELDORADO HOLDCO LLC

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2012	2011
	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,303	$30,150
Restricted cash	222	160
Accounts receivable, net	3,538	3,982
Due from members and affiliates	525	139
Inventories	2,845	3,129
Prepaid expenses	2,495	2,366

Total current assets	34,928	39,926
RESTRICTED CASH	5,000	—
INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATE	5,066	5,213
PROPERTY AND EQUIPMENT, net	189,713	198,728
INTANGIBLE ASSETS, net	20,574	20,720
OTHER ASSETS, net	7,244	8,075

Total assets	$262,525	$272,662

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$5,000	$5,000
Current portion of capital lease obligations	406	400
Accounts payable	5,965	7,020
Interest payable	633	695
Accrued and other liabilities	15,103	14,128
Due to members and affiliates	194	178

Total current liabilities	27,301	27,421
LOSSES IN EXCESS OF RECORDED INVESTMENT IN UNCONSOLIDATED AFFILIATE	2,198	—
LONG-TERM DEBT, less current portion	170,500	177,500
CAPITAL LEASE OBLIGATIONS, less current portion	196	602
OTHER LIABILITIES	1,327	1,116

Total liabilities	201,522	206,639
COMMITMENTS AND CONTINGENCIES (Note 10)
MEMBERS' EQUITY	61,003	66,023

Total liabilities and members' equity	$262,525	$272,662

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO HOLDCO LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)

	For the year ended December 31,
	2012	2011	2010
	(Restated)		(Unaudited)
OPERATING REVENUES:
Casino	$200,292	$201,253	$203,537
Food, beverage and entertainment	62,947	62,644	60,838
Hotel	26,203	26,547	26,291
Other	6,828	7,025	6,360

	296,270	297,469	297,026
Less—promotional allowances	(41,530)	(41,397)	(42,168)

Net operating revenues	254,740	256,072	254,858

OPERATING EXPENSES:
Casino	120,507	120,550	123,744
Food, beverage and entertainment	31,547	31,826	30,040
Hotel	8,020	7,866	7,489
Other	3,961	4,324	3,982
Selling, general and administrative	47,463	47,319	48,001
Management fees	600	600	120
Depreciation and amortization	17,651	19,780	22,440

Operating expenses	229,749	232,265	235,816
LOSS ON SALE/DISPOSITION OF LONG-LIVED ASSETS AND PROPERTY AND EQUIPMENT	(198)	(120)	(266)
EQUITY IN NET LOSSES OF UNCONSOLIDATED AFFILIATES	(8,952)	(3,695)	(3,899)
IMPAIRMENT OF INVESTMENT IN JOINT VENTURE	—	(33,066)	—

OPERATING INCOME (LOSS)	15,841	(13,074)	14,877

OTHER INCOME (EXPENSE)
Interest income	14	12	1
Interest expense	(16,069)	(18,457)	(21,065)
Loss on property donation	(755)	—	—
(Loss) gain on early retirement of debt, net	(22)	2,499	—

Total other expense	(16,832)	(15,946)	(21,064)

NET LOSS	(991)	(29,020)	(6,187)
LESS NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	4,807	183

NET LOSS ATTRIBUTABLE TO THE COMPANY	(991)	(24,213)	(6,004)
Other Comprehensive Income	—	—	—

COMPREHENSIVE LOSS	$(991)	$(23,213)	$(6,004)

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO HOLDCO LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(dollars in thousands)

	Eldorado HoldCo	Non-controlling Interest	Total
BALANCES, January 1, 2010 (unaudited)	$97,402	$4,990	$102,392
Net loss (unaudited)	(6,004)	(183)	(6,187)
Cash contributions (unaudited)	25	—	25
Cash distributions (unaudited)	(325)	—	(325)

BALANCES, December 31, 2010 (unaudited)	91,098	4,807	95,905
Net loss	(24,213)	(4,807)	(29,020)
Cumulative effect of adoption of ASU No. 2010-16, Accrual for Casino Jackpot Liability Reserve	784	—	784
Cash contributions	27	—	27
Cash distributions	(1,673)	—	(1,673)

BALANCES, December 31, 2011	66,023	—	66,023
Net loss (Restated)	(991)	—	(991)
Cash contributions	106	—	106
Cash distributions	(4,135)	—	(4,135)

BALANCES, December 31, 2012 (Restated)	$61,003	$—	$61,003

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO HOLDCO LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the year ended December 31,
	2012	2011	2010
	(Restated)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(991)	$(29,020)	$(6,187)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,651	19,780	22,440
Amortization of debt issue costs	1,006	601	254
Equity in net losses of unconsolidated affiliates	8,952	3,695	3,899
Impairment of investment in joint venture	—	33,066	—
Loss on property donation	755	—	—
Distributions from unconsolidated affiliates	893	1,020	1,020
Loss (gain) on early retirement of debt, net	22	(2,499)	—
Loss on sale/disposition of long-lived assets and property and equipment	198	120	266
Provision for bad debt expense	271	394	1,902
(Increase) Decrease in—
Accounts receivable	(213)	(181)	2,535
Inventories	284	91	(130)
Prepaid expenses	(129)	(456)	1,071
(Decrease) Increase in—
Accounts payable	(1,473)	234	(210)
Interest payable	(62)	(6,313)	—
Accrued and other liabilities and due to members and affiliates	1,202	639	(1,644)

Net cash provided by operating activities	28,366	21,171	25,216

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(9,181)	(7,889)	(8,270)
Loan to unconsolidated affiliate	(7,500)	—	—
Proceeds from sale of property and equipment	10	92	85
(Increase) in restricted cash due to credit support deposit	(5,000)	—	—
(Increase) in restricted cash	(62)	(10)	—
(Increase) decrease in other assets, net	(99)	92	(237)

Net cash used in investing activities	(21,832)	(7,715)	(8,422)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	195,000	—
Payments of long-term debt	(6,952)	(217,110)	—
Proceeds from capital leases	—	—	552
Principal payments on capital leases	(400)	(371)	(233)
Debt issuance costs	—	(7,312)	—
Cash contributions	106	27	25
Cash distributions	(4,135)	(1,673)	(325)

Net cash (used in) provided by financing activities	(11,381)	(31,439)	19

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,847)	(17,983)	16,813
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30,150	48,133	31,320

CASH AND CASH EQUIVALENTS AT END OF YEAR	$25,303	$30,150	$48,133

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during year for interest	$15,125	$23,687	$20,810

SCHEDULE OF NON-CASH ACTIVITIES:
Cumulative effect of adoption of ASU No. 2010-16, Accrual for Casino Jackpot Liability Reserve	$—	$784	$—
Payables for purchase of property and equipment	418	834	—
Equipment acquired under capital leases	—	—	138

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies

Principles of Consolidation/Operations

        The accompanying consolidated financial statements include the accounts of (1) Eldorado HoldCo LLC ("HoldCo"), a Nevada limited liability company formed in April 2009; (2) Eldorado Resorts, LLC ("Resorts"), a Nevada limited liability company that is a wholly owned subsidiary of Eldorado HoldCo LLC, a Nevada limited liability company formed in April 2009; (3) Eldorado Capital Corp. ("Capital"), a Nevada Corporation that is a wholly owned subsidiary of Resorts; (4) Eldorado Shreveport #1, LLC ("ES#1") and Eldorado Shreveport #2, LLC ("ES#2"), two Nevada limited liability companies that are wholly owned subsidiaries of Resorts; (5) Eldorado Casino Shreveport Joint Venture, a Louisiana general partnership (the "Louisiana Partnership") in which ES#1 and ES#2 own all of the partnership interests; (6) Shreveport Capital Corp. ("Shreveport Capital"), a Louisiana corporation that is a wholly owned subsidiary of the Louisiana Partnership; and (7) Eldorado Limited Liability Company, a Nevada limited liability company that is a 96% owned subsidiary of Resorts ("ELLC" and, collectively with HoldCo, Resorts, Capital, ES#1, ES#2, the Louisiana Partnership, and Shreveport Capital, the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

        Effective April 1, 2009, HoldCo was formed to be the holding company for Resorts. The members of Resorts contributed all their respective membership interests in Resorts in return for proportionate membership interests in HoldCo. Other than the membership interest in Resorts, HoldCo has no assets, liabilities or revenues and conducts no operations.

        Resorts was formed in 1996 and became the successor to a predecessor partnership that constructed the Eldorado Hotel and Casino, a premier hotel/casino and entertainment facility centrally located in downtown Reno, Nevada (the "Eldorado Reno"), which opened for business in 1973. Resorts owns and operates the Eldorado Reno. Eldorado Reno is easily accessible both to vehicular traffic from Interstate 80, the principal highway linking Reno to its primary visitor markets in Northern California, and to pedestrian traffic from nearby casinos.

        Capital was incorporated with the sole purpose of serving as co-issuer of certain debt co-issued by Resorts and Capital. Capital holds no significant assets and conducts no business activity.

        Resorts indirectly owns 100% of the partnership interests of the Louisiana Partnership. The Louisiana Partnership owns, and Resorts manages, a 403-room all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana, which commenced operations under its previous owners in December 2000. Resorts acquired a majority ownership interest in the hotel and riverboat casino complex in July 2005, began operating it as the Eldorado Resort Casino Shreveport (the "Eldorado Shreveport") on October 26, 2005 and acquired the remaining minority interest in March 2008. Prior to the refinancing of the Company's debt obligations in June 2011 (Note 8), ES#1 and ES#2, between them, owned all of the partnership interests in the Louisiana Partnership other than an unrelated third party's rights relating to its "Preferred Capital Contribution Amount" and its "Preferred Return" (as those terms are defined in the partnership agreement). Such rights were eliminated as a result of distributions made in redemption of the preferred equity interest with the proceeds from the Senior Secured Notes due 2019 (Note 8). Each of ES#1, ES#2, the Louisiana Partnership and its subsidiaries, including Shreveport Capital, is a "guarantor", as defined in the Indenture, dated as of June 1, 2011, by and among Resorts and Capital,

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

as issuers, and U.S. Bank National Association, as Trustee, and Capital One, N.A., as Collateral Trustee (the "Indenture").

        Resorts also owns 96.1858% of ELLC. ELLC is a 50% partner in a joint venture (the "Silver Legacy Joint Venture") which owns the Silver Legacy Resort Casino (the "Silver Legacy"), a major themed hotel/casino situated between, and seamlessly connected at the casino level to, the Eldorado Reno and Circus Circus-Reno, a hotel casino owned and operated by Galleon, Inc. ("Galleon"), an indirect, wholly owned subsidiary of MGM Resorts International, the other partner in the Silver Legacy Joint Venture.

        Resorts also owns a 21.25% interest in Tamarack Crossing, LLC ("Tamarack"), a Nevada limited liability company that owns and operates Tamarack Junction, a casino in south Reno which commenced operations on September 4, 2001. Tamarack Junction is situated on approximately 62,000 square feet of land with approximately 13,230 square feet of gaming space and 465 slot machines.

Restatement

        The 2012 accompanying consolidated financial statements of the Company have been restated to reflect adjustments related to the recognition of its share of the net earnings and (losses) of the Silver Legacy Joint Venture. As discussed in Note 6, the Company recognized an other than temporary impairment loss and wrote down its investment in the Silver Legacy Joint Venture to zero at December 31, 2011. Concurrently, the Company ceased the equity method of accounting and suspended recording its share of the Silver Legacy Joint Venture's losses. In connection with the Silver Legacy Joint Venture's exit from bankruptcy in November 2012, the Company made additional investments in the joint venture of $7.5 million and deposited cash of $5 million in a collateral account with a Silver Legacy Joint Venture lender. However, the equity method of accounting was not reinitiated upon the exit from bankruptcy or at December 31, 2012 as required by the applicable accounting guidance. As such, the previously issued consolidated financial statements did not properly reflect the Company's share of the net earnings (losses) from the joint venture after making the additional investments. These additional investments resulted in the Company recording suspended losses of $9.7 million which resulted in reducing the $7.5 million investment in the joint venture to zero and recording a $2.2 million liability due to the $5 million collateral deposit as of and for the year ended December 31, 2012.

        The segment information presented in Note 12 has been restated for the effects of recording the Company's equity in the losses of the Silver Legacy Joint Venture for the year ended December 31, 2012.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

        The following table sets forth the effects of the restatement on line items within our previously reported consolidated financial statements as of and for the year ended December 31, 2012:

	December 31, 2012
	As Previously Presented	As Corrected
	(in thousands)
Consolidated Balance Sheet:
Investment in and advances to Silver Legacy Joint Venture	$7,500	$—
Investment in and advances to Tamarack	5,066	5,066

Total investment in and advances to unconsolidated affiliates	12,566	5,066

Total assets	270,025	262,525
Losses in excess of recorded investment in Silver Legacy Joint Venture	—	2,198
Total liabilities	199,324	201,522
Members' equity	70,701	61,003
Total liabilities and members' equity	270,025	262,525

	Year Ended December 31, 2012
	As Previously Presented	As Corrected
	(in thousands)
Consolidated Statement of Operations and Comprehensive Income (Loss):
Equity in (losses) of Silver Legacy Joint Venture	$—	$(9,698)
Equity in income of Tamarack	746	746

Total equity in income (losses) of unconsolidated affiliates	746	(8,952)

Operating Income	25,539	15,841
Net income (loss)	8,707	(991)
Net income (loss) attributable to the Company	8,707	(991)
Comprehensive income (loss)	8,707	(991)
Consolidated Statement of Cash Flows:
Net income (loss)	8,707	(991)
Equity in (losses) of Silver Legacy Joint Venture	—	(9,698)
Equity in income of Tamarack	746	746

Total equity in income (losses) of unconsolidated affiliates	746	(8,952)

Net cash provided by operating activities	28,366	28,366
Decrease in cash and cash equivalents	(4,847)	(4,847)

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated into our consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated cash flows in assessing the recoverability of long-lived assets and indefinite life intangible assets, fair values of acquired assets and liabilities, our self-insured liability reserves, players' club liabilities, contingencies and litigation, claims and assessments. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include investments purchased with a maturity at the day of purchase of 90 days or less.

Restricted Cash

        The Company has a certificate of deposit, which is used for security with the Nevada Department of Insurance for its self-insured workers compensation. The certificate of deposit had a maturity date of February 2, 2013 at which time it was renewed at the same amount and the maturity date was extended to August 2, 2013.

        Additionally, in connection with the Plan of Reorganization of the Silver Legacy Joint Venture (Note 6), each of ELLC and Galleon were required, among other things, to provide credit support by depositing $5.0 million of cash into a bank account that is subject to a security interest in favor of the lender under the Silver Legacy Joint Venture credit agreement.

Accounts Receivable and Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and assessments of creditworthiness. Trade receivables, including casino and hotel receivables, are typically non-interest bearing. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well a historical collection experience and current economic and business conditions. Management believes that as of December 31, 2012 and 2011, no significant concentrations of credit risk existed.

Certain Concentrations of Risk

        The Company's operations are in Reno, Nevada and Shreveport, Louisiana. Therefore, the Company is subject to risks inherent within the Reno and Shreveport markets. To the extent that new

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

casinos enter into the markets or hotel room capacity is expanded, competition will increase. The Company may also be affected by economic conditions in the United States and globally affecting the markets or trends in visitation or spending in the Reno and Shreveport markets.

Inventories

        Inventories are stated at the lower of cost, using a first-in, first-out basis, or market. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the retail inventory method or specific identification method.
Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset or the term of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. We evaluate our assets for impairment if a triggering event occurs.

Investment in Unconsolidated Affiliates

        The Company accounts for ELLC's 50% joint venture interest and its 21.25% interest in Tamarack, affiliates that it does not control, but over which it does exert significant influence, using the equity method of accounting. Since the Company operates in the same line of business as the Silver Legacy and Tamarack Junction, each with casino and/or hotel operations, the Company's equity in the income (loss) of such joint ventures is included in operating income.

        The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rate. If the Company considered any such decline to be other than temporary, then a write-down would be recorded to estimated fair value. In the second half of 2011, as a result of the Company's identification of triggering events, non-cash impairment charges of $33.1 million were recognized for its investment in the Silver Legacy Joint Venture. Such impairment charges eliminated the Company's remaining investment in the Silver Legacy Joint Venture. Non-controlling interests in the Silver Legacy Joint Venture were allocated $4.8 million of the non-cash impairments, eliminating the remaining non-controlling interest. Assumptions used in such analyses were impacted by the default in the payment of principal and interest on the Silver Legacy Joint Venture's debt obligations on March 1, 2012 (Note 6), and the current cash flow forecasts and market conditions at that time for the Silver Legacy Joint Venture. As a result of the elimination of the Company's remaining investment in the Silver Legacy Joint Venture, we discontinued the equity method of accounting for our investment in the Silver Legacy Joint Venture until the fourth quarter of 2012 when additional investments in the Silver Legacy were made. At such time, the Company recognized its share of the Silver Legacy Joint Venture's net losses not recognized during the period the equity method of accounting was suspended. The Company resumed the equity method after making additional investments in and guarantees on

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

behalf of the joint venture during the fourth quarter of 2012. There was no impairment for the Tamarack equity method investment as of December 31, 2012.

Long-Lived and Finite-Lived Intangible Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If the asset is still under development, future cash flows include remaining construction costs. An estimate of undiscounted future cash flows produced by the asset is compared to its carrying value to determine whether an impairment exists. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

        In 2012, we recorded a $198,000 loss on the sale/disposition of long-lived assets as a result of the sale or write off of property and equipment replaced as part of the updating and remodeling of our casino space at Eldorado Shreveport. In 2011, we recorded a loss on the sale/disposition of long-lived assets as a result of losses of $61,000 and $59,000 from the write off of property and equipment replaced as part of the updating and remodeling of our Eldorado Reno and Eldorado Shreveport properties. In 2010, we recorded a loss on the sale/disposition of long-lived assets as a result of a $338,000 loss from the write off of property and equipment replaced as part of the updating and remodeling of our hotel at Eldorado Shreveport which was offset by a $72,000 gain on the sale of slot machines in both Reno and Shreveport.

Indefinite-Lived Intangible Assets

        Indefinite-lived intangible assets include the gaming license rights. Indefinite-lived intangible assets are not subject to amortization, but they are subject to an annual impairment test each year. The Eldorado Shreveport gaming license is tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference between the calculated fair value and the carrying amount.

Self-Insurance

        The Company is self-insured for various levels of general liability and employee medical insurance coverage and Eldorado Reno is self-insured for its workers' compensation coverage. Self-insurance reserves are estimated based on the Company's claims experience and are included in accrued expenses on the consolidated balance sheets. For the years ended December 31, 2012 and 2011, accrued insurance and medical claims reserves were $1.5 million and $1.2 million, respectively.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

Outstanding Chips

        The Company recognizes the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips placed in service less the value of chips in the inventory of chips under our control. This measurement is performed on an annual basis utilizing a methodology in which a consistent formula is applied to estimate the percentage value of chips not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips.

Casino Revenue and Promotional Allowances

        The Company recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. Gaming revenues are recognized net of certain cash and free play incentives. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The Company rewards customers, through the use of our loyalty programs, with complimentaries based on amounts wagered or won that can be redeemed for a specified time period. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenue and then deducted as promotional allowances.

        The retail value of complimentaries included in promotional allowances is as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
Food, beverage and entertainment	$28,246	$28,421	$28,838
Hotel	11,095	10,601	10,807
Other	2,189	2,375	2,523

	$41,530	$41,397	$42,168

        The estimated cost of providing such complimentary services is charged to operating expenses in the casino department. Such costs of providing complimentary services are as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
Food, beverage and entertainment	$22,288	$21,818	$22,165
Hotel	4,300	3,886	4,194
Other	1,539	1,495	1,571

	$28,127	$27,199	$27,930

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

Advertising

        Advertising costs are expensed in the period the advertising initially takes place. Advertising costs included in selling, general and administrative expenses were $5.4 million, $5.6 million and $5.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Federal Income Taxes

        As a limited liability company, Resorts is not subject to income tax liability. Therefore, holders of membership interests will include their respective shares of Resorts' taxable income in their income tax returns and Resorts will continue to make distributions for such tax liabilities. ES#2 has elected as a single member limited liability company to be taxed as a C Corporation. Current and deferred income taxes associated with ES#2 were not material.

        Under the applicable accounting standards, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company has recorded no liability associated with uncertain tax positions at December 31, 2012 and 2011.

        The operating agreement of Eldorado HoldCo dated as of April 1, 2009 (the "HoldCo Operating Agreement") obligates HoldCo, and the operating agreement of Eldorado Resorts LLC dated as of June 28, 1996, as amended (the "Operating Agreement"), which was further amended and restated as of April 1, 2009 (the "New Operating Agreement"), obligated Resorts, to distribute each year, for as long as HoldCo is not taxed as a corporation, to each of its members an amount equal to such members' allocable share of the taxable income (loss) of HoldCo multiplied by the highest marginal combined federal, state and local income tax rate applicable to individuals for that year.

Fair Value of Financial Instruments

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

  •
  Level 1: Quoted market prices in active markets for identical assets or liabilities.

  •
  Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

  •
  Level 3: Unobservable inputs that are not corroborated by market data.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

        The 8.625% Senior Secured Notes due 2019 (see Note 8) are classified as Level 2, as there is limited market activity. Our term loan under the credit facility (see Note 8) is classified as Level 2 as it is tied to market rates of interest and its carrying value approximates market value. The credit support deposit (see Note 6) is classified as Level 1 as its carrying value approximates market prices. The $7.5 million note receivable from ELLC to the Silver Legacy Joint Venture (see Note 6) is classified as Level 2 based upon market-based inputs.

        The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate fair value:

    Cash and Cash Equivalents:    The carrying amounts approximate the fair values given its characteristics.

    Restricted Cash:    The carrying amounts approximate the fair values due to the short maturity of the restricted cash.

    Advances to Unconsolidated Affiliates:    Management estimated the fair market value of the $7.5 million note receivable from ELLC to the Silver Legacy Joint Venture to be $3.2 million at December 31, 2012.

    Long-term Debt:    Management estimates that the fair market values of the $180 million of 8.625% Senior Secured Notes due June 15, 2019 (the "Senior Secured Notes") were approximately $163.8 million and $152.2 million at December 31, 2012 and 2011, respectively, versus their carrying values of $168.0 million and $170.0 million, respectively. The fair values of the Company's long-term debt have been calculated based on management's estimates of the borrowing rates available as of December 31, 2012 and 2011 for debt with similar terms and maturities.

Property Donation

        During the third quarter of 2012, Eldorado Shreveport donated certain of its property to the City of Shreveport and recorded a charge of $755,000, which represented the net book value of the property as of the donation date.

Segment Reporting

        The executive decision makers of our Company review operating results, assess performance and make decisions on a property-by-property basis. We, therefore, consider the Eldorado Reno and Eldorado Shreveport properties to be operating segments.

Recently Issued Accounting Pronouncements

        In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02 regarding periodic impairment testing of indefinite-lived intangible assets. The new guidance allows an entity to assess qualitative factors to determine if it is "more-likely-than-not" that indefinite-lived intangible assets might be impaired and, based on such assessment, whether it is necessary to perform quantitative impairment tests. This guidance will be effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012,

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

1. Summary of Significant Accounting Policies (Continued)

with early adoption permitted. The Company adopted the provisions of ASU No. 2012-02 as of December 31, 2012 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

        In June 2011, the FASB issued ASU No. 2011-05 which amends the presentation of comprehensive income to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of changes in members' equity. This guidance is effective for interim and annual periods ending after December 15, 2012. Certain presentation requirements included in ASU No. 2011-05 were subsequently deferred by the issuance of ASU No. 2011-12 in December 2011. The Company adopted the provisions of ASU No. 2011-05 as of December 31, 2012 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

Subsequent Events

        The Company has evaluated subsequent events through March 29, 2013 and determined there was no subsequent event identified during the evaluation.

2. Operating Agreement of Resorts

        The rights and obligations of the equity holders of Resorts (the "Members") are governed by the amended and restated New Operating Agreement of Eldorado Resorts LLC dated as of April 1, 2009. The New Operating Agreement provides that no officer or member of the Board of Managers ("Board Member") of Resorts will be liable to Resorts, its Members or holders of its membership interests for acts or omissions of such officer or Board Member in connection with the business or affairs of Resorts, including for any breach of fiduciary duty or mistake of judgment, except for acts involving intentional misconduct, fraud or known violations of the law. Resorts will dissolve upon the earliest to occur of: (a) the sale or disposition of all or substantially all of the assets in Resorts, (b) the written consent of Members holding more than a 75% voting interest in Resorts or (c) any event that, pursuant to the New Operating Agreement, terminates a Member's interest, unless there are at least two remaining Members and at least a Majority Interest, as defined in the New Operating Agreement, of the remaining Members agree to continue Resorts.

3. Accounts Receivable and Due From Members and Affiliates

        Components of accounts receivable, net are as follows (in thousands):

	December 31,
	2012	2011
Accounts receivable and due from members and affiliates	$5,668	$6,494
Allowance for doubtful accounts	(1,605)	(2,373)

Total	$4,063	$4,121

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

3. Accounts Receivable and Due From Members and Affiliates (Continued)

        The provision for bad debt expense was $271,000, $394,000 and $1,902,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Write-offs of accounts receivable were $1,087,000, $565,000, and $2,150,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Recoveries of accounts receivable previously written off during the years ended December 31, 2012, 2011 and 2010 in the amounts of $48,000, $15,000 and $37,000, respectively, together with the associated allowance for doubtful accounts, were reinstated.

4. Property and Equipment

        Property and equipment consist of the following (in thousands):

		December 31,
	Estimated Service Life
		2012	2011
	(years)
Land and improvements	—	$29,660	$29,660
Buildings and other leasehold improvements	10 - 45	249,479	249,514
Riverboat	25	39,023	39,023
Furniture, fixtures and equipment	3 - 15	115,449	112,299
Furniture, fixtures and equipment held under capital lease (Note 10)	3 - 15	3,497	3,498
Construction in progress		1,346	1,454

		438,454	435,448
Less—Accumulated depreciation and amortization		(248,741)	(236,720)

Property and equipment, net		$189,713	$198,728

        Substantially all property and equipment is pledged as collateral under our long-term debt (see Note 8).

        Depreciation expense, including amortization expense on capital leases was $17.7 million, $19.8 million and $22.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012 and 2011, accumulated depreciation and amortization includes $3.1 million and $2.8 million, respectively, related to assets acquired under capital leases.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

5. Other and Intangible Assets, net

        Other and intangible assets, net, include the following amounts (in thousands):

	December 31,
	2012	2011
Land held for development	$906	$906
Bond offering costs, 8.625% Senior Secured Notes	6,851	6,920
Other	859	760

	8,616	8,586
Accumulated amortization bond costs 8.625% Senior Secured Notes	(1,372)	(511)

Total Other Assets, net	$7,244	$8,075

	December 31,
	2012	2011
Gaming license (Indefinite-lived)	$20,574	$20,720
Customer relationships (Finite-lived)	1,959	1,959

	22,533	22,679
Accumulated amortization customer relationships	(1,959)	(1,959)

Total Intangible Assets, net	$20,574	$20,720

        Amortization of bond and loan costs is computed using the straight-line method, which approximates the effective interest method, over the term of the bonds or loans, respectively, and is included in interest expense on the accompanying consolidated statements of operations and comprehensive income. Amortization expense with respect to deferred financing costs for the years ended December 31, 2012, 2011 and 2010 amounted to $1,006,000, $601,000 and $254,000, respectively. Such amortization expense is expected to be $854,000 during each of the years ended December 31, 2013 through 2018 and $355,000 during 2019.

        The Eldorado Shreveport gaming license, recorded at $20.6 million and $20.7 million at December 31, 2012 and 2011, respectively, is an intangible asset acquired from the purchase of gaming entities that are located in gaming jurisdictions where competition is limited, such as when only a limited number of gaming operators are allowed to operate. Gaming license rights are not subject to amortization as the Company has determined that they have an indefinite useful life. The change in the gaming license balance between December 31, 2012 and 2011 relates to the write-off of certain expenses associated with obtaining the license.

        Customer relationships, valued at $1.96 million, were amortized over a five-year period using the straight-line method and became fully amortized as of July 31, 2010.

6. Investment in and Advances to Unconsolidated Affiliates

        Effective March 1, 1994, ELLC and Galleon, (each a "Partner" and, together, the "Partners"), entered into the Silver Legacy Joint Venture pursuant to a joint venture agreement (the "Original Joint

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

6. Investment in and Advances to Unconsolidated Affiliates (Continued)

Venture Agreement" and, as amended to date, the "Joint Venture Agreement") to develop the Silver Legacy. The Silver Legacy consists of a casino and hotel located in Reno, Nevada, which began operations on July 28, 1995. Each partner owns a 50% interest in the Silver Legacy Joint Venture.

        On March 5, 2002, the Silver Legacy Joint Venture and its wholly owned finance subsidiary, Silver Legacy Capital Corp., issued $160 million principal amount of 10 1/8% mortgage notes due March 1, 2012 (the "Silver Legacy Notes"). The Silver Legacy Notes are secured by a security interest in substantially all of the existing and future assets and pledges of each of the Partners' interests in the Silver Legacy Joint Venture and are nonrecourse to the Company. The Silver Legacy Notes matured on March 1, 2012 and the Silver Legacy Joint Venture did not make the principal and interest payment due on such date. On May 17, 2012, the Silver Legacy Joint Venture and Silver Legacy Capital Corp. (the "Silver Legacy Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and on June 1, 2012 the Silver Legacy Debtors filed a joint plan of reorganization, which was subsequently amended on June 29, 2012 and August 8, 2012 (the "Plan of Reorganization"). On October 23, 2012, order of confirmation relating to the Plan of Reorganization was entered by the bankruptcy court. On November 16, 2012, the effective date, as defined in the Plan of Reorganization, occurred. Concurrently, the Silver Legacy Joint Venture closed on its new debt facilities and issued its new subordinated debt owed to its partners. All creditors were paid under the terms of the Plan of Reorganization (with the exception of the quarterly installment payments to certain general unsecured creditors which are to be paid in full by November 16, 2013) and the Silver Legacy Joint Venture emerged from bankruptcy. A final hearing was held and the Chapter 11 Case closed on March 20, 2013.

        Under the Plan of Reorganization, each of ELLC and Galleon retained its 50% interest in the Silver Legacy Joint Venture, but was required to advance $7.5 million to the Silver Legacy Joint Venture pursuant to a subordinated loan and provide credit support by depositing $5.0 million of cash into bank accounts that are subject to a security interest in favor of the lender under the Silver Legacy Joint Venture credit agreement. The $7.5 million note receivable from ELLC to the Silver Legacy Joint Venture was issued on November 16, 2012 with a stated interest rate of 5% per annum and a maturity date of May 16, 2018 and is included in Investment in and Advances to Unconsolidated Affiliates on the accompanying consolidated balance sheet at December 31, 2012. Payment of any interest or principal under the loan is subordinate to the senior indebtedness of the Silver Legacy Joint Venture. Accrued interest under the loan will be added to the principal amount of the loan and may not be paid unless principal of the loan may be made in compliance with the terms of the senior indebtedness outstanding or at maturity. The $5.0 million collateral deposit by ELLC is included as non-current restricted cash in the accompanying consolidated balance sheet at December 31, 2012.

        As a result of our identification of triggering events, we recognized non-cash impairment charges of $33.1 million in 2011 for our investment in the Silver Legacy Joint Venture. Such impairment charges eliminated the Company's remaining investment in the Silver Legacy Joint Venture. Non-controlling interests in the Silver Legacy Joint Venture were allocated $4.8 million of the non-cash impairments, eliminating the remaining non-controlling interest. Assumptions used in such analyses were impacted by the default in the payment of principal and interest on the Silver Legacy Joint Venture's debt obligations on March 1, 2012, the current cash flow forecasts and market conditions for the Silver Legacy Joint Venture. As a result of the elimination of the Company's remaining investment

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

6. Investment in and Advances to Unconsolidated Affiliates (Continued)

in the Silver Legacy Joint Venture, we discontinued the equity method of accounting for our investment in the Silver Legacy Joint Venture until the fourth quarter of 2012 when additional investments in the Silver Legacy were made. At such time, the Company recognized its share of the Silver Legacy Joint Venture's net losses not recognized during the period the equity method of accounting was suspended. The Company resumed the equity method after making additional investments of $7.5 million and depositing cash of $5.0 million in a collateral account with a Silver Legacy Joint Venture lender in November 2012.

        Equity in (losses) related to the Silver Legacy for the years ended December 31, 2012, 2011 and 2010 amounted to ($9.7) million, ($4.6) million and ($4.8) million, respectively.

        The Joint Venture Agreement provides equal voting rights for ELLC and Galleon (and procedures for resolving deadlocks) with respect to approval of the Silver Legacy Joint Venture's annual business plan and the appointment and compensation of the general manager and gives each partner the right to terminate the general manager.

        Subject to any contractual restrictions to which the Silver Legacy Joint Venture is subject, including the indenture relating to the Silver Legacy Notes, and prior to the occurrence of a "Liquidating Event," the Silver Legacy Joint Venture will be required by the Joint Venture Agreement to make distributions to its Partners as follows:

  (a)
  An amount equal to tax distributions equal to the estimated taxable income of the Silver Legacy Joint Venture allocable to each Partner multiplied by the greater of the maximum marginal federal income tax rate applicable to individuals for such period or the maximum marginal federal income tax rate applicable to corporations for such period; provided, however, that if the State of Nevada enacts an income tax (including any franchise tax based on income), the applicable tax rate for any tax distributions subsequent to the effective date of such income tax shall be increased by the higher of the maximum marginal individual tax rate or corporate income tax rate imposed by such tax (after reduction for the federal tax benefit for the deduction of state taxes, using the maximum marginal federal, individual or corporate rate, respectively).

  (b)
  Annual distributions of remaining "Net Cash From Operations" in proportion to the Percentage Interests of the Partners.

  (c)
  Distributions of "Net Cash From Operations" in amounts or at times that differ from those described in (a) and (b) above, provided in each case that both Partners agree in writing to the distribution in advance thereof.

        As defined in the Joint Venture Agreement, the term "Net Cash From Operations" means the gross cash proceeds received by the Silver Legacy Joint Venture, less the following amounts: (i) cash operating expenses and payments of other expenses and obligations of the Silver Legacy Joint Venture, including interest and scheduled principal payments on Silver Legacy Joint Venture indebtedness, including indebtedness owed to the Partners, if any, (ii) all capital expenditures made by the Silver Legacy Joint Venture, and (iii) such reasonable reserves as the Partners deem necessary in good faith and in the best interests of the Silver Legacy Joint Venture to meet anticipated future obligations and liabilities of the Silver Legacy Joint Venture (less any release of reserves previously established, as

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

6. Investment in and Advances to Unconsolidated Affiliates (Continued)

similarly determined). Any withdrawal from the Silver Legacy Joint Venture by either Partner results in a reduction of distributions to such withdrawing Partner to 75% of amounts otherwise payable to such Partner.

        Summarized information for the Company's investment in and advances to the Silver Legacy Joint Venture is as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
	(Restated)
Beginning balance	$—	$37,697	$42,494
Investment in joint venture	7,500	—	—
Equity in net loss of unconsolidated affiliate	(9,698)	(4,631)	(4,797)
Impairment of investment in joint venture	—	(33,066)	—

Ending balance	$(2,198)	$—	$37,697

        Summarized balance sheet information for the Silver Legacy Joint Venture is as follows (in thousands):

	December 31,
	2012	2011
Current assets	$21,764	$42,504
Property and equipment, net	206,790	217,038
Other assets, net	15,258	6,979

Total assets	$243,812	$266,521

Current liabilities	$23,571	$160,598
Long-term liabilities	134,841	10,081
Partners' equity	85,400	95,842

Total liabilities and partners' equity	$243,812	$266,521

        Summarized results of operations for the Silver Legacy Joint Venture are as follows (in thousands):

	For the year Ended December 31,
	2012	2011	2010
Net revenues	$114,800	$122,855	$121,531
Operating expenses	(113,387)	(117,072)	(116,141)

Operating income	1,413	5,783	5,390
Other expense	(12,188)	(15,045)	(14,984)
Reorganization items	(8,621)	—	—

Net loss	$(19,396)	$(9,262)	$(9,594)

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

6. Investment in and Advances to Unconsolidated Affiliates (Continued)

        Resorts owns a 21.25% interest in Tamarack Crossings, LLC, a Nevada limited liability company, which owns and operates Tamarack Junction ("Tamarack"), a small casino in south Reno, Nevada. Donald Carano owns a 26.25% interest in Tamarack Crossings, LLC. Four members of Tamarack Crossings, LLC, including Resorts and three unaffiliated third parties, manage the business and affairs of the Tamarack. At December 31, 2012 and 2011, Resorts' financial investment in Tamarack Crossings, LLC was $5.1 million and $5.2 million, respectively. Resorts' capital contribution to Tamarack Crossings, LLC represents its proportionate share of the total capital contributions of the members. Additional capital contributions of the members, including Resorts, may be required for certain purposes, including the payment of operating costs and capital expenditures or the repayment of loans, to the extent such costs are not funded by prior capital contributions and earnings. The Company's investment in Tamarack is accounted for using the equity method of accounting. Equity in income related to Tamarack for the years ended December 31, 2012, 2011 and 2010 of $0.7 million, $0.9 million and $0.9 million, respectively, is included as a component of operating income.

        Summarized information for the Company's equity in the Tamarack is as follows (in thousands):

	For the year ended December 31,
	2012	2011
Beginning balance	$5,213	$5,297
Members' distribution	(893)	(1,020)
Equity in net income of unconsolidated affiliate	746	936

Ending balance	$5,066	$5,213

        Summarized balance sheet information for the Tamarack is as follows (in thousands):

	December 31,
	2012	2011
Current assets	$5,650	$6,416
Property and equipment, net	22,542	22,223
Other assets	33	126

Total assets	$28,225	$28,765

Current liabilities	$2,386	$1,657
Long-term liabilities	2,132	2,581
Members' equity	23,707	24,527

Total liabilities and members' equity	$28,225	$28,765

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

6. Investment in and Advances to Unconsolidated Affiliates (Continued)

        Summarized results of operations for the Tamarack are as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
Net revenues	$17,845	$17,158	$16,809
Operating expenses	14,284	(12,675)	(12,476)

Operating income	3,561	4,483	4,333
Other expense	(182)	(79)	(107)

Net income	$3,379	$4,404	$4,226

7. Accrued and Other Liabilities

        Accrued and other liabilities consist of the following (in thousands):

	December 31,
	2012	2011
Accrued payroll, vacation and benefits	$4,441	$3,997
Accrued insurance and medical claims	1,450	1,195
Accrued taxes	2,938	3,154
Unclaimed chips	1,152	1,090
Progressive slot liability and accrued gaming promotions	3,403	2,702
Other	1,719	1,990

	$15,103	$14,128

8. Long-Term Debt

        Long-term debt consists of the following (in thousands):

	December 31,
	2012	2011
8.625% Senior Secured Notes	$168,000	$170,000
Term Loan under Secured Credit Facility	7,500	12,500

	175,500	182,500
Less—Current portion	5,000	5,000

	$170,500	$177,500

        Scheduled maturities of long-term debt are $5.0 million in 2013, $2.5 million in 2014 and $168.0 million in 2019.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

8. Long-Term Debt (Continued)

        On June 1, 2011, Resorts and Capital completed the issuance of $180 million of 8.625% Senior Secured Notes due June 15, 2019. Proceeds from the Senior Secured Notes, together with borrowings under the Secured Credit Facility (see below), were used to redeem or otherwise retire the previously outstanding $155.6 million principal amount of 10% First Mortgage Notes due 2012 co-issued by the Louisiana Partnership and Shreveport Capital (the "Shreveport Notes"), $64.5 million principal amount of 9% Senior Notes due April 15, 2014 co-issued by Resorts and Capital (the "9% Senior Notes") and the Preferred Equity Interest (see below). The Company recognized a $1.6 million gain on the retirement of its previously outstanding debt obligations during the second quarter of 2011 as a result of a $2.9 million gain on the retirement of the 9% Senior Notes and a $1.3 million loss on the retirement of the Shreveport Notes. Interest on the Senior Secured Notes is payable semiannually each June 15 and December 15 (commencing on December 15, 2011) to holders of record on the preceding June 1 or December 1, respectively.

        The indenture relating to the Senior Secured Notes contains various restrictive covenants including, restricted payments and investments, additional liens, transactions with affiliates, covenants imposing limitations on additional debt, dispositions of property, mergers and similar transactions. As of December 31, 2012, the Company was in compliance with all of the covenants under the indenture relating to the Senior Secured Notes.

        The Senior Secured Notes are unconditionally guaranteed, jointly and severally, by all of the Company's current and future domestic restricted subsidiaries other than Capital (collectively, the "Guarantors"). ELLC is the only unrestricted subsidiary as of the closing date. The Silver Legacy Joint Venture and Tamarack are not subsidiaries and did not guarantee the Senior Secured Notes. The Senior Secured Notes are secured by a first priority security interest on substantially all of the Company's current and future assets (other than certain excluded assets, including gaming licenses and the Company's interests in ELLC, the Silver Legacy Joint Venture and Tamarack). Such security interests are junior to the security interests with respect to obligations of Resorts and the Guarantors under the Secured Credit Facility. In addition, all of the membership interests in Resorts and equity interests in the Guarantors are subject to a pledge for the benefit of the holders of the Senior Secured Notes.

        Prior to June 15, 2014, the Company may redeem up to 35% of the Senior Secured Notes at a redemption price equal to 108.625% of the principal amount thereof plus accrued and unpaid interest thereon with the proceeds from certain equity offerings. The Company may also redeem some or all of the Senior Secured Notes prior to June 15, 2015 at a redemption price of 100% of the principal amount thereof plus a "make whole premium" together with accrued and unpaid interest thereon. Not more than once in each twelve-month period ended June 15, 2012, 2013 and 2014, the Company may redeem up to 10% of the Senior Secured Notes at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest thereon. On or after June 15, 2015, the Company may redeem

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

8. Long-Term Debt (Continued)

the Senior Secured Notes at the following redemption prices (expressed as a percentage of principal amount) plus any accrued and unpaid interest thereon:

Year beginning June 15,	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

        During the third quarter of 2012, the Company purchased and retired $2.0 million principal amount of its Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $1.95 million plus accrued interest which, after the write off of the associated bond offering costs of $0.1 million, resulted in a net loss on early retirement of debt in the amount of $22,000. During the third and fourth quarters of 2011, the Company purchased and retired $10.0 million principal amount of its Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $8.7 million plus accrued interest which, after the write off of the associated bond offering costs of $0.4 million, resulted in a net gain on early retirement of debt in the amount of $0.9 million.

        On May 16, 2011, the Company commenced tender offers for any and all of the Shreveport Notes and the 9% Senior Notes and a solicitation of consents of holders of such notes to proposed amendments to their respective governing indentures. The purpose of the proposed amendments was, among other things, to eliminate substantially all of the restrictive covenants and certain events of default contained in the indentures. Holders of approximately 93% of the outstanding principal amount of the Shreveport Notes agreed to tender their notes in the tender offer. On August 1, 2011, the remaining 7% of Shreveport Notes that were not tendered in the tender offer were redeemed at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest with proceeds from the issuance of the Senior Secured Notes. The Company utilized restricted cash in the amount of $9.7 million which was set aside with the trustee at June 1, 2011 to redeem the remaining Shreveport Notes and the associated accrued interest. All of the holders of the outstanding principal amount of the 9% Senior Notes agreed to tender their notes in the tender offer.

        On June 1, 2011, Resorts entered into a new $30 million senior secured revolving credit facility (the "Secured Credit Facility") available until June 30, 2014 consisting of a $15 million term loan requiring principal payments of $1.25 million each quarter beginning September 30, 2011 (the "Term Loan") and a $15 million revolving credit facility. Mandatory prepayments of principal will also be required from 100% of the net cash proceeds of asset sales (as defined), the issuance or incurrence of additional debt and the receipt of certain tax refunds, insurance proceeds and condemnation awards, with such prepayments being applied first to the outstanding Term Loan balance, if any, followed by the revolving credit facility. Borrowings under the Secured Credit Facility bear interest, at the Company's option, at either (1) a "Base Rate", defined to be the greater of (a) the rate publicly announced from time to time by Bank of America as its "Prime Rate," (b) the Federal Funds Rate plus .50% per annum or (c) LIBOR plus 1.0% per annum or (2) a "Eurodollar Rate" of LIBOR plus 1.0% per annum. Both the Base Rate and Eurodollar Rate are further increased by an "Applicable Rate", as defined in the credit facility, which ranges from .50% to 2.0% per annum for Base Rate borrowings and from 1.5% to 3.0% per annum for Eurodollar Rate borrowings, the rate to be

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

8. Long-Term Debt (Continued)

determined based on the most recent "Consolidated Leverage Ratio" (as defined) maintained by the Company. The term of Eurodollar Rate loans may be one, two, three or six months as selected by the Company. Interest for each Base Rate loan is payable as the end of the respective quarter. Interest for each Eurodollar Rate loan is payable on the last day of the loan, provided, however, that if the period exceeds three months, the interest will be payable on the respective dates that fall every three months after the beginning of the loan period. The interest period cannot exceed the maturity date of the credit facility for either a Base Rate loan or a Eurodollar Rate loan. In addition, the Company will pay a commitment fee on its borrowing capacity under the Secured Credit Facility not being utilized in the amount of .50% per annum for periods when its Consolidated Leverage Ratio is less than or equal to three to one and .75% per annum otherwise. As of December 31, 2012 and 2011, there was no indebtedness on the revolving credit facility and $7.5 million and $12.5 million, respectively, outstanding indebtedness on the Term Loan. The effective rate of interest on borrowings under the Term Loan was 3.21% as of December 31, 2012.

        The Secured Credit Facility is subject to various restrictive loan covenants including those requiring the maintenance of certain financial ratios and covenants imposing limitations on additional debt, dispositions of property, the payment of dividends and distributions, transactions with affiliates, mergers and similar transactions. As of December 31, 2012, the Company was in compliance with all of such covenants pertaining to the Secured Credit Facility.

        Borrowings under the Secured Credit Facility are unconditionally guaranteed, jointly and severally, by all of the Company's current and future subsidiaries other than ELLC. The Silver Legacy Joint Venture and Tamarack are not subsidiaries and did not guarantee borrowings under the Secured Credit Facility. The Secured Credit Facility is secured by a first priority security interest in substantially all of the Company's current and future assets (other than certain excluded assets including gaming licenses and the Company's interests in ELLC, the Silver Legacy Joint Venture and Tamarack). Such security interest is senior to the security interests with respect to obligations of the Company under the Senior Secured Notes (see above). The Secured Credit Facility replaced an existing credit facility which matured on February 28, 2011 and was not renewed.

9. Employee Benefit Plans

        The Company participates in a multi-employer savings plan (the "401(k) Plan") qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k)Plan in which Resorts participates functions as an aggregation of several single-employer plans in order to enable the participating employers to pool plan assets for investment purposes and to reduce the costs of plan administration. The 401(k) Plan maintains separate accounts for each employer so that each employer's contributions provide benefits only for its employees. Generally, all employees of the Company who are 21 years of age or older, who have completed six months and 1,000 hours of service and who are not covered by collective bargaining agreements, including the named executive officers, are eligible to participate in the 401(k) Plan. Employees who elect to participate in the 401(k) Plan may defer up to 100% but not less than 1% of their annual compensation, subject to statutory and certain other limits. Through February 15, 2009, Resorts made matching contributions of 25% of the employees' contributions, up to a maximum of 0.75% of the employees' annual compensation and subject to certain other limitations, at which point Resorts ceased making matching contributions. The

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

9. Employee Benefit Plans (Continued)

Louisiana Partnership also participates in the Company's 401(k) Plan. The Louisiana Partnership plan allows for an employer contribution up to 50 percent of the first 6 percent of each participating employee's contribution, subject to statutory and certain other limits. The Company's matching contributions were $262,000, $245,000 and $249,000, respectively, for the years ended December 31, 2012, 2011 and 2010.

10. Commitments and Contingencies

Capital Leases

        The Company leases certain equipment under agreements classified as capital leases. In 2010, the Company entered into two lease agreements in the original amounts of $552,000 and $138,000 with third party lessors to acquire a hotel video on demand system and computer equipment at Eldorado Reno at 6.132% per annum and 5.706% per annum, respectively. The leases have original terms of 48 and 36 months with monthly payments of $12,875 and $4,187, respectively. In May 2008, the Company entered into a lease agreement in the original amount of $601,000 with a third party lessor to acquire an exterior sign at Eldorado Reno at 8.243% per annum. The lease has an original term of 60 months with monthly payments of $11,269. The lease contains a bargain purchase option at the end of the lease period. During 2006, Eldorado Reno entered into a lease agreement in the original amount of $690,000 with a third party lessor to acquire mini-bars for hotel rooms at Eldorado Reno at 9.875% per annum with a 96 month term. The leases are treated as capital leases for financial reporting purposes. The future minimum lease payments, including interest, at December 31, 2012 are $437,000 in 2013 and $202,000 in 2014. After reducing these amounts for interest of $37,000, the present value of the minimum lease payments at December 31, 2012 is $602,000.

Operating Leases

        The Company leases land and equipment under operating leases. Future minimum payments under non-cancellable operating leases with initial terms of one year or more consisted of the following at December 31, 2012 (in thousands):

	Ground Lease	Other Leases
2013	$403	$642
2014	403	256
2015	404	215
2016	463	22
2017	463	—
Thereafter	21,175	—

	$23,311	$1,135

        Total rental expense under operating leases (exclusive of the ground lease described below) was $1.6 million, $1.5 million and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Additional rent for land upon which the Eldorado Hotel Casino resides of $594,000, $580,000 and $598,000 in 2012, 2011 and 2010, respectively, was paid to C. S. & Y. Associates, a

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

10. Commitments and Contingencies (Continued)

general partnership of which Donald Carano is a general partner, based on gross gaming receipts. This rental agreement expires June 30, 2027.

        Eldorado Shreveport is party to a ground lease with the City of Shreveport for the land on which the casino was built. The lease had an initial term which ended December 20, 2010 with subsequent renewals for up to an additional 40 years. The base rental amount during the initial ten-year lease term was $450,000 per year. The Louisiana Partnership has extended the lease for the first five-year renewal term during which the base annual rental is $402,500. The annual base rental payment will increase by 15% during each of the second, third, fourth and fifth five-year renewal terms with no further increases. The base rental portion of the ground lease is being amortized on a straight-line basis. In addition to the base rent, the lease requires percentage rent based on adjusted gross receipts to the City of Shreveport and payments in lieu of admission fees to the City of Shreveport and the Bossier Parish School Board. Expenses under the terms of the ground lease are as follows (in thousands):

	For the year ended December 31,
	2012	2011	2010
Ground lease:
Base rent	$585	$585	$585
Percentage rent	1,483	1,555	1,498

	$2,068	$2,140	$2,083

Payment in lieu of admissions fees and school taxes	$6,490	$6,708	$6,476

        Eldorado Shreveport leased retail space located across the street from the casino/hotel complex to unrelated retail tenants. Rental revenue for the years ended December 31, 2012, 2011 and 2010 amounted to $72,000, $140,000 and $151,000, respectively, and is included in other operating revenues on the accompanying consolidated statements of operations and comprehensive income. During the third quarter of 2012, Eldorado Shreveport donated this property to the City of Shreveport and recorded a charge of $755,000, which represented the net book value of the property as of the donation date.

Legal Matters

        The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact its consolidated financial position, results of operations or cash flows. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover arising from such matters. The Company does not believe that the final outcome of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

10. Commitments and Contingencies (Continued)

        On March 27, 2008, the Nevada Supreme Court issued a decision in Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation (the "Taxation Department"), holding that food purchased for subsequent use in the provision of complimentary and/or employee meals were exempt from use tax. As a result of this decision, refund claims were filed for use taxes paid, over the period November 1999 through February 2008, on food purchased for subsequent use in complimentary and employee meals. The aggregate principal amount for which a refund claim is pending is approximately $1.7 million.

        The Taxation Department issued a policy directive that gaming companies begin collecting and remitting sales tax on complimentary and employee meals on a prospective basis. The position stems from a Nevada Tax Commission decision concerning another casino company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal.

        At a District Court hearing for another casino on October 17, 2012, a District Court Judge ("Judge") affirmed a Taxation Department Administrative Law Judge ("ALJ") decision that sales tax was applicable to complimentary meals and reversed the decision on employee meals, concluding that such meals were exempt from sales tax. The Taxation Department has asserted that, although the statute of limitations prohibits their ability to collect incremental sales tax on complimentary meals, the statutes provide for an offset of the incremental sales tax against refunds due on employee meals. As such, the Taxation Department believes that it is not required to pay the employee meal refunds. The casino is appealing the decision on complimentary meals to the Nevada State Supreme Court and it is expected that the Taxation Department will appeal the decision on employee meals. The Judge did not issue a decision with respect to the refund claim offset; and pending the ultimate resolution of the appeals at the Nevada State Supreme Court, we expect the offset issue will be remanded back to the ALJ. Due to the uncertainty surrounding the ultimate resolution of the appeal to the Nevada State Supreme Court, as well as the resolution of the offset issue, we will not record any gain from refunds due on employee meals until a final, non-appealable decision has been rendered. For periods subsequent to February 15, 2012, the date of enforcement per the Taxation Department's policy directive, we have not collected, remitted or accrued a liability for sales tax on complimentary and employee meals, as we do not believe it is probable, based on procedural issues with the enforcement of the proposed regulation and the technical merits of the Taxation Department's arguments, that we owe this tax. Although not probable, it is reasonably possible that the opinion of the court may differ from our interpretation of the procedural and legal issues noted above. In the event the courts issue an adverse decision on the issues we estimate that the resulting tax assessment would not be material.

11. Management Fees

        Until July 1, 1996, the Company had historically paid a management fee to each of Recreational Enterprises, Inc. and Hotel Casino Management, Inc. A portion of these fees represented compensation for services provided to the Company by certain members of the Carano family. Effective July 1, 1996, the Company entered into a new management agreement, as amended June 1, 2011, (the "Eldorado Management Agreement") with Recreational Enterprises, Inc. and Hotel Casino Management, Inc. which provides that Recreational Enterprises, Inc. and Hotel Casino Management, Inc. (collectively, the "Managers") will, among other things, (a) develop strategic plans for the Company's business, including preparing annual budgets and capital expenditure plans,

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

11. Management Fees (Continued)

(b) provide advice and oversight with respect to financial matters of the Company, (c) establish and oversee the operation of financial accounting systems and controls and regularly review the Company's financial reports, (d) provide planning, design and architectural services to the Company and (e) furnish advice and recommendations with respect to certain other aspects of the Company's operations. In consideration for such services, the Company pays to the Managers a management fee not to exceed 1.5% of the Company's annual net revenues. In connection with the refinancing of our debt obligations in June 2011, the management agreement was amended which, among other things, placed a maximum management fee payment allowed to $600,000. There is no minimum payment required to be paid to the Managers pursuant the Eldorado Management Agreement. The current term of the Eldorado Management Agreement continues in effect until July 1, 2014, and the term will continue to be automatically extended for additional three-year periods until it is terminated by one of the parties. In 2012, 2011 and 2010, the Company paid management fees to Recreational Enterprises, Inc. in the amounts of $600,000, $600,000 and $120,000, respectively. Recreational Enterprises, Inc. is beneficially owned by members of the Carano family and Hotel Casino Management, Inc. is beneficially owned by members of the Poncia family. The Carano family and Poncia family hold significant ownership interests in the Company.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

12. Segment Information

        The following table sets forth, for the period indicated, certain operating data for our reportable segments. We review our operations by our geographic gaming market segments: Eldorado Reno and Eldorado Shreveport.

	For the year ended December 31,
	2012	2011	2010
	(Restated)
	(in thousands)
Revenues and expenses
Eldorado Reno
Net operating revenues(a)	$109,090	$104,118	$109,018
Expenses, excluding depreciation	(96,485)	(94,934)	(98,087)
Gain/(loss) on sale/disposition of long-lived assets and property and equipment	4	(59)	16
Equity in net (losses) income of unconsolidated affiliates	(8,952)	(3,696)	(3,899)
Impairment of investment in joint venture	—	(33,065)	—
Depreciation	(9,215)	(10,639)	(11,555)

Operating (loss)—Eldorado Reno	$(5,558)	$(38,275)	$(4,507)

Eldorado Shreveport
Net operating revenues	$148,650	$154,746	$150,666
Expenses, excluding depreciation, amortization(a)	(118,613)	(120,343)	(120,115)
Loss on sale/disposition of long-lived assets and property and equipment	(202)	(61)	(282)
Depreciation and amortization	(8,436)	(9,141)	(10,885)

Operating income—Eldorado Shreveport	$21,399	$25,201	$19,384

Total Reportable Segments
Net operating revenues(a)	$257,740	$258,864	$259,684
Expenses, excluding depreciation, amortization(a)	(215,098)	(215,277)	(218,202)
Loss on sale/disposition of long-lived assets and property and equipment	(198)	(120)	(266)
Equity in (losses) income of unconsolidated affiliates	(8,952)	(3,696)	(3,899)
Impairment of investment in joint venture	—	(33,065)	—
Depreciation and amortization	(17,651)	(19,780)	(22,440)

Operating income (loss)—Total Reportable Segments	$15,841	$(13,074)	$14,877

Reconciliations to Consolidated Net Income (Loss):
Operating Income (Loss)—Total Reportable Segments	$15,841	$(13,074)	$14,877
Unallocated income and expenses
Interest income(b)	14	1,369	3,257
Non-controlling interest	—	4,807	183
Interest expense(b)	(16,069)	(19,814)	(24,321)
Loss on property donation	(755)	—	—
(Loss)/gain on early retirement of debt	(22)	2,499	—

Net loss	$(991)	$(24,213)	$(6,004)

(a)
Before the elimination of $3.0 million, $2.8 million and $4.8 million of management and incentive fees to Eldorado Reno and expense to Eldorado Shreveport for 2012, 2011 and 2010, respectively.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

12. Segment Information (Continued)

(b)
Before the elimination of $1.3 million and $3.1 million of interest income on the previously outstanding Shreveport Notes and $60,000 and $143,000 of interest income on the 5.5% equity interest in the $20 million preferred equity interest in Eldorado Shreveport for the years ended December 31, 2011 and 2010, respectively.

	For the year ended December 31,
	2012	2011	2010
	(in thousands)
Capital Expenditures
Eldorado Reno	$3,177	$3,178	$3,769
Eldorado Shreveport	6,004	4,711	4,501

Total	$9,181	$7,889	$8,270

	As of December 31,
	2012	2011
	(in thousands)
Total Assets
Eldorado Reno (Restated)	$250,856	$270,975
Eldorado Shreveport	154,848	159,265
Eliminating entries(a)	(143,179)	(157,578)

Total	$262,525	$272,662

(a)
Reflects the following eliminations for the periods indicated:

	As of December 31,
	2012	2011
	(in thousands)
Proceeds from Senior Secured Notes loaned to Eldorado Shreveport	$121,935	$126,347
Accrued interest on the above intercompany loan	418	481
Intercompany receivables/payables	1,589	7,413
Net investment in and advances to Eldorado Shreveport	19,237	23,337

	$143,179	$157,578

13. Related Parties

        We believe that all of the transactions mentioned below are on terms at least as favorable to us as would have been obtained from an unrelated party.

        The Company owns the entire parcel on which Eldorado Reno is located, except for approximately 30,000 square feet which is leased from C. S. & Y. Associates, a general partnership of which Donald Carano is a general partner (the "CSY Lease"). The CSY Lease expires on June 30, 2027. Annual rent is equal to the greater of (i) $400,000 or (ii) an amount based on a decreasing percentage of the

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

13. Related Parties (Continued)

Eldorado's gross gaming revenues ranging from 3% of the first $6.5 million of gross gaming revenues to 0.1% of gross gaming revenues in excess of $75 million. Rent pursuant to the CSY Lease amounted to approximately $594,000, $580,000 and $598,000 in 2012, 2011, and 2010, respectively. On May 30, 2011, the Company and C. S. & Y Associates entered into a fourth amendment to the CSY Lease. C. S & Y Associates agreed to execute and deliver the deeds of trust encumbering the approximately 30,000 square feet leased from C. S. & Y Associates on which a portion of Eldorado Reno is located as security for Senior Secured Notes and the Secured Credit Facility. In exchange for this subordination, a fee of $100,000 will be paid annually during the term of the Indenture. In both 2012 and 2011, the Company paid $100,000 to C. S. & Y Associates for this subordination.

        The Company from time to time leases an aircraft owned by Recreational Enterprises, Inc., which owns 47% of Resorts, for use in operating the Company's business. In 2012, 2011 and 2010, lease payments for the aircraft totaled $0.8 million, $0.7 million and $1.0 million, respectively.

        The Company from time to time leases a yacht owned by Sierra Adventure Equipment, Inc., a limited liability company beneficially owned by Recreational Enterprises, Inc., for use in operating the Company's business. In 2012, 2011 and 2010, lease payments for the yacht totaled approximately $8,000, $14,750 and $43,500, respectively.

        The Company occasionally purchases wine and, prior to 2011, firewood directly from the Ferrari Carano Winery, which is owned by Recreational Enterprises, Inc. and Donald Carano. The firewood is used in the Eldorado in its various wood burning ovens while wine purchases are sent directly to customers in appreciation of their patronage. In 2012, 2011 and 2010, the Company spent approximately $23,000, $23,000 and $77,000, respectively, for these products.

        No distributions were received from the Silver Legacy for any of the years ended December 31, 2012, 2011 and 2010. During the years ended December 31, 2012, 2011 and 2010, distributions of $4.1 million, $1.7 million and $325,000 were made by Resorts, on behalf of HoldCo, to its members for the members' Louisiana partnership composite tax and income taxes.

        Resorts owns the skywalk that connects the Silver Legacy with Eldorado Reno. The charges from the service provider for the utilities associated with this skywalk are billed to the Silver Legacy together with the charges for the utilities associated with the Silver Legacy. Such charges are paid to the service provider by Silver Legacy, and the Silver Legacy is reimbursed by Eldorado Reno for the portion of the charges allocable to the utilities provided to the skywalk. The charges for the utilities provided to the skywalk during the year ended December 31, 2012, 2011 and 2010 totaled $53,000, $52,000 and $54,000, respectively.

        In October 2005, the Silver Legacy began providing on-site laundry services for Eldorado Reno related to the cleaning of certain types of linens. Although there is no agreement obligating Eldorado Reno to utilize this service, it is anticipated that the Silver Legacy will continue to provide these laundry services in the future. The Silver Legacy charges Eldorado Reno for labor and laundry supplies on a per unit basis which totaled $135,000, $129,000 and $131,000, respectively, during the years ended December 31, 2012, 2011 and 2010. We believe the terms on which the Silver Legacy provided these services were at least as favorable to it as those that would have been obtained in comparable transactions with an unaffiliated third party.

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

13. Related Parties (Continued)

        Since 1998, the Silver Legacy has purchased from Eldorado Reno homemade pasta and other products for use in the restaurants at Silver Legacy and it is anticipated that Silver Legacy will continue to make similar purchases in the future. For purchases of these products during the years ended December 31, 2012, 2011 and 2010, which are billed to Silver Legacy at cost plus associated labor, the Silver Legacy paid Eldorado Reno $56,000, $57,000 and $54,000, respectively.

        In April 2008, the Silver Legacy and Eldorado Reno began combining certain back-of-the-house and administrative departmental operations, including purchasing, advertising, information systems, surveillance, retail and engineering, of Eldorado Reno and Silver Legacy in an effort to achieve payroll cost savings synergies at both properties. Payroll costs associated with the combined operations are shared equally and are billed at cost plus an estimated allocation for related benefits and taxes. During 2012, 2011 and 2010, the Silver Legacy reimbursed Eldorado Reno $691,000, $657,000 and $657,000, respectively, for Silver Legacy's allocable portion of the shared administrative services costs associated with the operations performed at Eldorado Reno and Eldorado Reno reimbursed the Silver Legacy $308,000, $307,000 and $245,000, respectively, for Eldorado Reno's allocable portion of the shared administrative services costs associated with the operations performed at Silver Legacy.

        The Louisiana Partnership utilizes the services of Newport Global Advisors, LP, a financial advisory firm of which one of Resort's directors is the Chief Executive Officer. Expenses incurred amounting to $75,000, $75,000 and $113,000 during the years ended December 31, 2012, 2011 and 2010, respectively, are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. There were no amounts payable with respect to such charges outstanding at December 31, 2012 or 2011.

        In December 2007, Donald Carano acquired $6.9 million of the Shreveport Notes in a private transaction. The obligations were called by the Louisiana Partnership on August 1, 2011. Interest expense with respect to the Shreveport Notes held by Mr. Carano amounted to $0.4 million and $0.7 million, respectively, during each of the years ended December 31, 2011 and 2010.

        Resorts entered into an Amended and Restated Purchase Agreement, dated as of July 20, 2007 (the "Purchase Agreement"), with NGA AcquisitionCo LLC, an unaffiliated entity ("NGA"), and Donald L. Carano, who is the presiding member of Resorts' Board of Managers and the Chief Executive Officer of Resorts ("Carano"), pursuant to which NGA agreed, subject to the terms and conditions of the Purchase Agreement, to acquire a 17.0359% equity interest in Resorts (the "17.0359% Interest"), including a new 14.47% equity interest to be acquired directly from Resorts (the "14.47% Interest") and an outstanding 3% membership interest (that, as a result of the issuance of the 14.47% Interest, reduced to a 2.5659% interest (the "2.5659% Interest")) to be acquired from Carano. Upon completion of the NGA transaction, which occurred on December 14, 2007, Carano or members of his family continued to own 51% of Resorts and Carano continued in his roles in the management of Resorts.

        Under the terms of the HoldCo Operating Agreement, at any time after the occurrence of a "Material Event" (as defined) or at any time after June 14, 2015 (the "Trigger Date") the Company or its permitted assignee(s) (the "Interest Holder") will have the right to sell ("Put") all but not less than all the 14.47% Interest to HoldCo and HoldCo will have the right to purchase ("Call") all but not less than all of the 17.0359% Interest, at a price equal to the fair market value of the interest being

ELDORADO HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

13. Related Parties (Continued)

acquired without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and HoldCo or, in the event that after 30 days the Interest Holder and HoldCo have not mutually agreed on a purchase price, then at the purchase price determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to established the fair market value. So long as a Material Event has not occurred, the Interest Holder will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, the HoldCo Operating Agreement provides that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities.

        These put and call rights have been evaluated from an accounting perspective and Company's management has determined no need for immediate accounting considerations. Accordingly, the put and call rights are not reflected on the Company's consolidated balance sheet.

        In consideration for the 14.47% Interest and the 2.5659% Interest, NGA transferred to Resorts and Carano, respectively, free and clear of any liens, ownership of $31.1 million and $6.9 million original principal amount of Shreveport Notes, respectively, together with the right to all interest paid with respect thereto after the closing date. Carano also received an equity interest of $286,889 related to SGH. The equity interest in Resorts was recorded at fair value. Accordingly, the assets received by Resorts and Carano from the exchange were recorded at fair value based on the quoted market price of the investments given up by Resorts and Carano. The Company feels quoted market prices are the best evidence of fair value. It was determined that the quoted market prices of Resorts' and Carano's investments were more indicative of fair value as compared to the equity value of a privately held company like Resorts. At closing, Resorts paid NGA $1.14 million in cash representing interest on the Shreveport Notes accrued and unpaid through the date of closing. Carano paid NGA $170,658 in cash representing interest on the Shreveport Notes accrued and unpaid through October 31, 2007.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	September 30, 2013	December 31, 2012
	(unaudited) (Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,165	$25,303
Restricted cash	305	222
Accounts receivable, net	3,848	3,538
Due from members and affiliates	444	525
Inventories	3,219	2,845
Prepaid expenses	3,178	2,495

Total current assets	47,159	34,928
RESTRICTED CASH	5,000	5,000
INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATE	5,388	5,066
PROPERTY AND EQUIPMENT, net	182,807	189,713
INTANGIBLE ASSETS, net	20,574	20,574
OTHER ASSETS, net	6,942	7,244

Total assets	$267,870	$262,525

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$3,750	$5,000
Current portion of capital lease obligations	314	406
Accounts payable	7,452	5,965
Interest payable	4,284	633
Accrued other liabilities	15,313	15,103
Due to members and affiliates	257	194

Total current liabilities	31,370	27,301
LOSSES IN EXCESS OF RECORDED INVESTMENT IN UNCONSOLIDATED AFFILIATE	317	2,198
LONG-TERM DEBT, less current portion	168,000	170,500
CAPITAL LEASE OBLIGATIONS, less current portion	63	196
OTHER LIABILITIES	1,395	1,327

Total liabilities	201,145	201,522

COMMITMENTS AND CONTINGENCIES (Note 6)
EQUITY:
Members' equity	66,725	61,003

Total liabilities and members' equity	$267,870	$262,525

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
	(Restated)
OPERATING REVENUES:
Casino	$149,757	$153,089
Food, beverage and entertainment	48,462	47,389
Hotel	21,150	20,472
Other	5,052	5,201

	224,421	226,151
Less—promotional allowances	(32,783)	(31,380)

Net operating revenues	191,638	194,771

OPERATING EXPENSES:
Casino	89,117	91,326
Food, beverage and entertainment	23,587	23,460
Hotel	6,112	6,107
Other	2,951	3,019
Selling, general and administrative	35,265	36,323
Depreciation and amortization	13,000	14,279

Total operating expenses	170,032	174,514
(LOSS) GAIN ON SALE/DISPOSITION OF LONG LIVED ASSETS AND PROPERTY AND EQUIPMENT	2	(172)
ACQUISITION CHARGES	(1,416)	—
EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES	3,425	544

OPERATING INCOME	23,617	20,629

OTHER INCOME (EXPENSE):
Interest income	12	10
Interest expense	(11,810)	(12,040)
Loss on property donation	—	(755)
Loss on early retirement of debt, net	—	(22)

Total other expense	(11,798)	(12,807)

NET INCOME	11,819	7,822
OTHER COMPREHENSIVE INCOME	—	—

COMPREHENSIVE INCOME	$11,819	$7,822

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

UNAUDITED CONSOLIDATED STATEMENT OF MEMBERS' EQUITY (RESTATED)

(dollars in thousands)

BALANCE, January 1, 2013 (Restated)	$61,003
Net income (Restated)	11,819
Cash distributions	(6,097)

BALANCE, September 30, 2013	$66,725

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,819	$7,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,000	14,279
Amortization of debt issue costs	640	719
Equity in net income of unconsolidated affiliates	(3,425)	(544)
Distributions from unconsolidated affiliates	1,222	764
(Gain) loss on sale/disposition of long lived assets and property and equipment	(2)	172
Provision for bad debt expense	646	436
Loss on early retirement of debt	—	22
Loss on property donation	—	755
(Increase) in—
Accounts receivable	(875)	(60)
Inventories	(374)	(3)
Prepaid expenses	(683)	(750)
Increase (decrease) in—
Accounts payable	881	(1,069)
Interest payable	3,651	3,562
Accrued and other liabilities and due to members and affiliates	341	2,608

Net cash provided by operating activities	26,841	28,713

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(5,417)	(7,752)
Proceeds from sale of property and equipment	19	10
Increase in restricted cash	(83)	—
Increase in other assets, net	(338)	(132)

Net cash used in investing activities	(5,819)	(7,874)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt	(3,750)	(5,702)
Principal payments on capital leases	(313)	(297)
Cash distributions	(6,097)	(4,136)
Cash contributions	—	108

Net cash used in financing activities	(10,160)	(10,027)

INCREASE IN CASH AND CASH EQUIVALENTS	10,862	10,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,303	30,150

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$36,165	$40,962

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during period for interest	$7,519	$7,759
Payables for purchase of property and equipment	694	—
Equipment acquired under capital leases	88	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation/Operations

        The accompanying unaudited consolidated financial statements include the accounts of (1) Eldorado HoldCo LLC ("HoldCo"), a Nevada limited liability company formed in April 2009; (2) Eldorado Resorts, LLC ("Resorts"), a Nevada limited liability company that is a wholly owned subsidiary of HoldCo; (3) Eldorado Capital Corp. ("Capital"), a Nevada Corporation that is a wholly owned subsidiary of Resorts; (4) Eldorado Shreveport #1, LLC ("ES#1") and Eldorado Shreveport #2, LLC ("ES#2"), two Nevada limited liability companies that are wholly owned subsidiaries of Resorts; (5) Eldorado Casino Shreveport Joint Venture, a Louisiana general partnership (the "Louisiana Partnership") in which ES#1 and ES#2 own all of the partnership interests; (6) Shreveport Capital Corp. ("Shreveport Capital"), a Louisiana corporation that is a wholly owned subsidiary of the Louisiana Partnership; and (7) Eldorado Limited Liability Company, a Nevada limited liability company that is a 96% owned subsidiary of Resorts ("ELLC" and, collectively with HoldCo, Resorts, Capital, ES#1, ES#2, the Louisiana Partnership, and Shreveport Capital, the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

        Effective April 1, 2009, HoldCo was formed to be the holding company for Resorts. The members of Resorts contributed all their respective membership interests in Resorts in return for proportionate membership interests in HoldCo. Other than the membership interest in Resorts, HoldCo has no assets, liabilities or revenues and conducts no operations. As of September 30, 2013, HoldCo incurred acquisition related expenses of $1.42 million. Because HoldCo maintains no bank accounts or operations, these expenses were paid by Resorts on behalf of HoldCo. The amounts have been expensed in the accompanying unaudited consolidated statement of operations and comprehensive income in accordance with the applicable accounting guidance for business combinations.

        Resorts was formed in 1996 and became the successor to a predecessor partnership that constructed the Eldorado Hotel and Casino, a premier hotel/casino and entertainment facility centrally located in downtown Reno, Nevada ("Eldorado Reno"), which opened for business in 1973. Resorts owns and operates Eldorado Reno. Eldorado Reno is easily accessible both to vehicular traffic from Interstate 80, the principal highway linking Reno to its primary visitor markets in Northern California, and to pedestrian traffic from nearby casinos.

        Capital was incorporated with the sole purpose of serving as co-issuer of certain debt co-issued by Resorts and Capital. Capital holds no significant assets and conducts no business activity.

        Resorts indirectly owns 100% of the partnership interests of the Louisiana Partnership. The Louisiana Partnership owns, and Resorts manages, a 403-room all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana, which commenced operations under its previous owners in December 2000. Resorts acquired a majority ownership interest in the hotel and riverboat casino complex in July 2005, began operating it as the Eldorado Resort Casino Shreveport ("Eldorado Shreveport") on October 26, 2005 and acquired the remaining minority interest in March 2008. Prior to the refinancing of the Company's debt obligations in June 2011 (Note 5), ES#1 and ES#2, between them, owned all of the partnership interests in the Louisiana Partnership other than an unrelated third party's rights relating to its "Preferred Capital Contribution Amount" and its "Preferred Return" (as those terms are defined in the partnership agreement). Such rights were eliminated as a result of distributions made in redemption of the preferred equity interest with the proceeds from the Senior Secured Notes due 2019 (Note 5). Each

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

of ES#1, ES#2, the Louisiana Partnership and its subsidiaries, including Shreveport Capital, is a "guarantor", as defined in the Indenture, dated as of June 1, 2011, by and among Resorts and Capital, as issuers, and U.S. Bank National Association, as Trustee, and Capital One, N.A., as Collateral Trustee (the "Indenture").

        Resorts also owns 96.1858% of ELLC. ELLC is a 50% partner in a Nevada limited liability company, Circus and Eldorado Joint Venture, LLC ("Silver Legacy Joint Venture") which owns the Silver Legacy Resort Casino ("Silver Legacy"), a major themed hotel/casino situated between, and seamlessly connected at the casino level to, Eldorado Reno and Circus Circus-Reno, a hotel casino owned and operated by Galleon, Inc. ("Galleon"), an indirect, wholly owned subsidiary of MGM Resorts International, the other partner in the Silver Legacy Joint Venture.

        Resorts also owns a 21.25% interest in Tamarack Crossing, LLC ("Tamarack"), a Nevada limited liability company that owns and operates Tamarack Junction, a casino in south Reno which commenced operations on September 4, 2001. Tamarack Junction is situated on approximately 62,000 square feet of land with approximately 13,230 square feet of gaming space and approximately 465 slot machines. Under the terms of the Material Definitive Agreement described below, Resorts will be required to dispose of its interest in Tamarack as a condition of closing.

        The Company accounts for ELLC's 50% joint venture interest and its 21.25% interest in Tamarack, affiliates that it does not control, but over which it does exert significant influence, using the equity method of accounting. Since the Company operates in the same line of business as the Silver Legacy and Tamarack Junction, each with casino and/or hotel operations, the Company's equity in the income of such joint ventures is included in operating income.

        The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rate. If the Company considered any such decline to be other than temporary, then a write-down would be recorded to estimated fair value. In the second half of 2011, as a result of the Company's identification of triggering events, non-cash impairment charges of $33.1 million were recognized for its investment in the Silver Legacy Joint Venture. Such impairment charges eliminated the Company's remaining investment in the Silver Legacy Joint Venture. Non-controlling interests in the Silver Legacy Joint Venture were allocated $4.8 million of the non-cash impairments, eliminating the remaining non-controlling interest. Assumptions used in such analyses were impacted by the default in the payment of principal and interest on the Silver Legacy Joint Venture's debt obligations on March 1, 2012 (see Note 2), and the cash flow forecasts and market conditions at that time for the Silver Legacy Joint Venture. As a result of the elimination of the Company's remaining investment in the Silver Legacy Joint Venture, we discontinued the equity method of accounting for our investment in the Silver Legacy Joint Venture and did not provide for additional losses until the fourth quarter of 2012, when we made additional advances and guarantees to the Silver Legacy Joint Venture in connection with the Plan of Reorganization. There was no impairment for the Tamarack equity method investment as of September 30, 2013.

        In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, all of which are normal and recurring, necessary to present fairly

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

the financial position of the Company as of September 30, 2013, the results of its operations and comprehensive income for the nine months ended September 30, 2013 and 2012 and its cash flows for the nine months ended September 30, 2013 and 2012. The results of operations for such periods are not necessarily indicative of the results to be expected for a full year.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of Eldorado Resorts, LLC and Eldorado Capital Corp. for the year ended December 31, 2012.

Restatement

        The accompanying unaudited consolidated financial statements of the Company have been restated for the nine months ended September 30, 2013 to reflect adjustments related to the recognition of its share of the net earnings of the Silver Legacy Joint Venture. As discussed in Note 2, the Company recognized an other than temporary impairment loss and wrote down its investment in the Silver Legacy Joint Venture to zero at December 31, 2011. Concurrently, the Company ceased the equity method of accounting and suspended recording its share of the Silver Legacy Joint Venture's earnings or losses. In connection with the Silver Legacy Joint Venture's exit from bankruptcy in November 2012, the Company made additional investments in the joint venture of $7.5 million and deposited cash of $5 million in a collateral account with a Silver Legacy Joint Venture's lender. However, the equity method of accounting was not reinitiated as required by the applicable accounting guidance. As such, the previously issued unaudited consolidated financial statements did not properly reflect the Company's share of the earnings (losses) from the joint venture after making the additional investments. These additional investments resulted in the Company recording equity in the earnings of the joint venture of $2.6 million for the nine months ended September 30, 2013 and a resulting liability of $317,000 in excess of its investment (see Note 2). During the year ended December 31, 2012, the Company recorded suspended losses of $9.7 million, which resulted in reducing the $7.5 million investment in the joint venture to zero and recording a $2.2 million liability due to the $5 million collateral deposit.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

        The following tables sets forth the effects of the restatement on line items within our previously reported unaudited consolidated financial statements:

	September 30, 2013		December 31, 2012
	As Previously Presented	As Corrected	As Previously Presented	As Corrected
	(in thousands)
Consolidated Balance Sheets:
Investment in and advances to Silver Legacy Joint Venture	$7,500	$—	$7,500	$—
Investment in and advances to Tamarack	5,388	5,388	5,066	5,066

Total investment in and advances to unconsolidated affiliates	12,888	5,388	12,566	5,066

Total assets	275,370	267,870	270,025	262,525
Losses in excess of recorded investment in Silver Legacy Joint Venture	—	317	—	2,198
Total liabilities	200,828	201,145	199,324	201,522
Members' equity	74,542	66,725	70,701	61,003
Total liabilities and members' equity	275,370	267,870	270,025	262,525

	Nine Months Ended September 30, 2013
	As Previously Presented	As Corrected
	(in thousands)
Consolidated Statements of Operations and Comprehensive Income:
Equity in income of Silver Legacy Joint Venture	$—	$2,615
Equity in income of Tamarack	810	810

Total equity in income of unconsolidated affiliates	810	3,425

Operating income	21,002	23,617
Net income	9,204	11,819
Comprehensive income	9,204	11,819

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

	Nine Months Ended September 30, 2013
	As Previously Presented	As Corrected
	(in thousands)
Consolidated Statement of Cash Flows:
Net income	$9,204	$11,819
Equity in income of Silver Legacy Joint Venture	—	(2,615)
Equity in income of Tamarack	(810)	(810)

Total equity in income of unconsolidated affiliates	(810)	(3,425)

Distributions from Silver Legacy Joint Venture	—	734
Distributions from Tamarack	488	488

Total distributions from unconsolidated affiliates	488	1,222

Net cash provided by operating activities	26,107	26,841
Cash distributions	(5,363)	(6,097)
Net cash used in financing activities	(9,426)	(10,160)
Increase in cash and cash equivalents	10,862	10,862

Entry into a Material Definitive Agreement

        On September 9, 2013, HoldCo, MTR Gaming Group, Inc. ("MTR"), Eclair Holdings Company, a wholly owned subsidiary of MTR ("NewCo"), Ridgeline Acquisition Corp., a wholly owned subsidiary of NewCo ("Merger Sub A"), Eclair Acquisition Company, LLC, a wholly owned subsidiary of NewCo ("Merger Sub B"), and Thomas Reeg, Robert Jones, and Gary Carano, as the representative of the members of HoldCo, entered into an Agreement and Plan of Merger, as amended on November 18, 2013 (the "Merger Agreement"), pursuant to which Merger Sub A will merge with and into MTR, with MTR surviving the merger (the "MTR Merger"), and Merger Sub B will merge with and into HoldCo, with HoldCo surviving the merger (the "Holdco Merger" and together with the MTR Merger, the "Mergers"). As a result of the Mergers, NewCo will become the holding company for MTR and HoldCo and be renamed "Eldorado Resorts, Inc." and shares of NewCo common stock will be listed on The Nasdaq Stock Market ("Nasdaq"). Consummation of the Mergers is subject to numerous conditions. In addition, we have been advised by MTR that it has received proposals that may lead to a superior proposal that would entitle it to terminate the Merger Agreement. Accordingly, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated on the terms described herein or at all.

        The Merger Agreement provides that, upon completion of the Mergers, MTR stockholders will have the right to receive, at their election (but subject to customary procedures applicable to oversubscription for cash consideration), either (i) one share of NewCo common stock, or (ii) $6.05 in cash in exchange for each share of MTR common stock they own immediately prior to completion of the Mergers (the "MTR Exchange Ratio"); provided that the total amount of cash consideration is limited to $35.0 million, and if the cash election is oversubscribed, the cash consideration will be payable to the MTR stockholders making the cash election only with respect to a portion of their shares selected by an equitable, pro rata procedure determined by NewCo. The members of HoldCo

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

will collectively receive, in the aggregate, an amount of merger consideration (the "HoldCo Valuation") equal to the product of (a) HoldCo's adjusted EBITDA for the twelve months ending on the most recent month end preceding the closing date by at least twenty days (the "Report Date") and (b) 6.81, with such amount being adjusted for HoldCo's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for HoldCo, an amount equal to certain transaction expenses of MTR which is capped at $7.0 million, the value of HoldCo's interest in the Silver Legacy Joint Venture, and the amount of restricted cash on HoldCo's balance sheet (if any) relating to the credit support required in connection with the Silver Legacy Joint Venture's credit facility. The value of HoldCo's interest in the Silver Legacy Joint Venture is equal to the product of (x) HoldCo's proportionate ownership interest in the Silver Legacy Joint Venture which, through a subsidiary, is currently 50%, and (y) the product of (A) the Silver Legacy Joint Venture's adjusted EBITDA for the twelve months ending on the Report Date and (B) 6.81, with such amount being adjusted for the Silver Legacy Joint Venture's excess cash, outstanding debt, and working capital based upon an agreed upon working capital target for the Silver Legacy Joint Venture (each such adjustment in proportion to HoldCo's ownership interest), the amount of the subordinated notes made by HoldCo to the Silver Legacy Joint Venture, and HoldCo's portion of the difference between the capital accounts of the members of the Silver Legacy Joint Venture. As a result, the members of HoldCo will receive, in the aggregate, the number of shares of NewCo common stock equal to the quotient obtained by dividing the merger consideration as calculated in the two preceding sentences by an implied price per share of $6.05 for NewCo common stock (the "Eldorado Merger Shares"). The number of Eldorado Merger Shares issued to HoldCo members is subject to a post-closing adjustment based on a final calculation of the components of the HoldCo Valuation as of the closing date. The MTR Exchange Ratio and the number of Eldorado Merger Shares are subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving MTR common stock. For federal income tax purposes, MTR common stockholders and Eldorado members are not expected to realize gain or loss with respect to the exchange of MTR common stock or Eldorado membership interests for ERI common stock, but gain or loss might be realized with respect to any merger consideration receive in the form of cash.

        Following completion of the Mergers, HoldCo and MTR will each continue to operate as a separate subsidiary of NewCo. The initial board of directors of NewCo is expected to include Gary L. Carano, Thomas Reeg, Frank J. Fahrenkopf, Jr., James B. Hawkins, Michael E. Pegram, David P. Tomick, and one other individual to be selected by HoldCo, with Gary L. Carano acting as the chairman of the board. It is expected that all directors other than Gary L. Carano and Thomas Reeg will qualify as Independent Directors under applicable Nasdaq rules. In addition, following completion of the mergers, the officers of NewCo will include Gary Carano, the current President and Chief Operating Officer of HoldCo, as the Chief Executive Officer, Robert M. Jones, the current Chief Financial Officer of HoldCo, as the Chief Financial Officer, Thomas Reeg as President and Joseph L. Billhimer, Jr., the current President and a director of MTR, as the Chief Operating Officer.

        The Merger Agreement contains representations and warranties of MTR, NewCo, Merger Sub A, and Merger Sub B, on the one hand, and HoldCo, on the other hand, that are qualified by the confidential disclosures provided to the other party in connection with the Merger Agreement. The Merger Agreement includes other affirmative and negative covenants of the parties, including covenants by MTR not to solicit alternative transactions or to enter into discussions concerning, or to

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

provide confidential information in connection with, an alternative transaction, except under the circumstances permitted in the Merger Agreement. HoldCo covenants that, unless the Merger Agreement is otherwise terminated, it will not solicit an alternative transaction or initiate or enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. However, HoldCo (through its subsidiaries) will be permitted to participate in any "buy-sell" procedure initiated with respect to the Silver Legacy Joint Venture in accordance with the Silver Legacy Joint Venture's operating agreement. Additionally, HoldCo shall, at its own expense, dispose of, or sell or assign to a third party, all of its interests in Tamarack.

        NewCo filed a proxy statement and prospectus on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to solicit proxies from MTR stockholders in connection with the MTR stockholder vote necessary to approve the MTR Merger and to register the shares of NewCo common stock to be issued in connection with the Mergers. Within forty days after the Registration Statement is declared effective by the SEC, the Merger Agreement provides that MTR shall take all action necessary to call and hold a meeting of its stockholders to approve the Merger Agreement. HoldCo members have unanimously approved the Merger Agreement.

        At the request of HoldCo, MTR will commence one or more consent solicitations with respect to obtaining certain amendments and waivers of the indenture underlying MTR's 11.5% Senior Secured Second Lien Notes due August 1, 2019 on terms and conditions as may be agreed upon between HoldCo and MTR. Additionally, HoldCo agreed that each of the members of HoldCo and certain officer and senior managers of HoldCo will enter into non-competition agreements with NewCo that will become effective as of the closing of the Mergers.

        Completion of the Mergers is subject to a number of conditions, including the approval of the Merger Agreement by the stockholders of MTR, the effectiveness of the Registration Statement, the receipt of approval for listing the shares of NewCo common stock on Nasdaq, and the receipt of required regulatory approvals. The obligation of HoldCo and MTR to complete the Mergers is also conditioned on the combined adjusted EBITDA of MTR and HoldCo exceeding $115.0 million during the twelve months ending on the Report Date.

        The Merger Agreement, in addition to providing that the parties can mutually terminate the Merger Agreement, contains termination rights for MTR and HoldCo, as the case may be, including, among others, upon: (1) final, nonappealable denial of required regulatory approvals or injunction prohibiting the transactions contemplated by the Merger Agreement; (2) June 9, 2014, if the Mergers have not been completed by that time, provided that either party may extend the Merger Agreement for an additional 180 days if the only unsatisfied condition to closing is receipt of required regulatory approvals; (3) the failure of HoldCo and MTR to achieve a combined adjusted EBITDA of $115.0 million during the twelve months ending on the Report Date; (4) a breach by the other party that is not or cannot be cured within 30 days' notice if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement to be satisfied; or (5) failure of MTR's stockholders to approve and adopt the Merger Agreement. MTR has the right to terminate the Merger Agreement under certain circumstances relating to other permitted acquisition proposals with respect to MTR and, in the event of such termination, MTR would be obligated to pay HoldCo a termination fee of $6.0 million (the "Termination Fee") plus the HoldCo's actual fees and expenses incurred in connection with the Mergers (the "Expense Reimbursement") not to exceed $1.0 million. MTR would

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

also be obligated to pay HoldCo the Expense Reimbursement, not to exceed $1.0 million, in the event that MTR stockholders do not approve the transaction at the meeting of MTR stockholders called for that purpose.

        HoldCo has the right to terminate the Merger Agreement under certain other circumstances, including (1) prior to the approval of the Merger Agreement and the MTR Merger by the MTR stockholders, the MTR Board of Directors fails to recommend that its stockholders approve the Merger Agreement and the MTR Merger or withdraws or adversely modifies such recommendation; (2) prior to the approval of the Merger Agreement and the MTR Merger by the MTR stockholders, MTR fails to comply with its obligations to solicit approval by the MTR stockholders of the Merger Agreement and the MTR Merger or fails to comply with its obligation not to solicit certain alternative transactions competing with the Mergers; (3) prior to the approval of the Merger Agreement and the MTR Merger by the MTR stockholders, MTR or the MTR Board of Directors approves, recommends or endorses an alternative transaction or competing proposal; or (4) the amount of certain specified fees charged in connection with transferring certain gaming licenses is materially higher than such fees historically charged in connection with transactions of this type, unless MTR pays to HoldCo in cash an amount equal to such materially higher amount and increases the merger consideration payable to the HoldCo members by such amount. In the event that HoldCo terminates Merger Agreement in connection with the circumstances listed in clauses (1), (2) or (3) above, MTR would, in connection with the termination, be obligated to pay HoldCo the $6.0 million Termination Fee plus the Expense Reimbursement not to exceed $1.0 million.

        The Mergers will be accounted for as a reverse acquisition of MTR by HoldCo under accounting principles generally accepted in the United States. As a result, HoldCo will be considered the acquirer of MTR for accounting purposes.

        As of September 30, 2013, HoldCo incurred acquisition related expenses of $1.42 million. Because HoldCo maintains no bank accounts or operations, these expenses were paid by Resorts on behalf of HoldCo. The amounts have been expensed in the accompanying unaudited consolidated statement of operations and comprehensive income in accordance with the applicable accounting guidance for business combinations.

        Additional information regarding MTR, HoldCo, NewCo, Merger Sub A, Merger Sub B, and the Mergers are included in the Registration Statement. The Registration Statement (and other relevant materials that might be filed with the SEC from time to time) may be obtained free of charge at the SEC's website at www.sec.gov. HoldCo, MTR and NewCo and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of MTR in connection with the proposed transaction. Information regarding the participants and other persons who may be deemed participants and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

reporting period. Significant estimates incorporated into the Company's condensed consolidated financial statements include estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated cash flows in assessing the recoverability of long-lived assets, self insurance reserves, players' club liabilities, contingencies and litigation, claims and assessments, and fair value measurements related to the Company's long-term debt. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements

        In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-2, which requires an organization to present the effects on the line items of net income of significant amounts reclassified out of Accumulated Other Comprehensive Income, but only if the item reclassified is required under U.S. generally accepted accounting principles to be reclassified to net income in its entirety in the same reporting period. ASU 2013-2 is effective for fiscal years beginning after December 15, 2013. The Company does not believe that adoption of the provisions of ASU 2013-2 will have a material impact on its unaudited condensed consolidated financial statements.

Federal Income Taxes

        As a limited liability company, HoldCo is not subject to income tax liability. Therefore, holders of membership interests will include their respective shares of HoldCo's taxable income in their income tax returns and HoldCo will continue to make distributions for such tax liabilities. ES#2 has elected as a single member limited liability company to be taxed as a C Corporation. Income taxes associated with ES#2 were not material for the nine months ended September 30, 2013 and 2012.

        Under the applicable accounting standards, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company has recorded no liability associated with uncertain tax positions at September 30, 2013 and December 31, 2012.

        The operating agreement of HoldCo dated April 1, 2009 obligates HoldCo, to distribute each year for as long as it is not taxed as a corporation to each of its members an amount equal to such members' allocable share of the taxable income of HoldCo multiplied by the highest marginal combined Federal, state and local income tax rate applicable to individuals for that year. During the nine months ended September 30, 2013 and 2012, distributions of $5.4 million and $4.1 million, respectively, were made by Resorts, on behalf of HoldCo, to its members. In September 2013, the Silver Legacy Joint Venture made payments pursuant to its operating agreement, representing tax distributions to Resorts in the amount of $0.7 million, who then on behalf of HoldCo, distributed the 0.7 million to its members. The 2013 distribution was for income taxes while the 2012 was comprised of

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

a $3.5 million distribution for income taxes and a $0.6 million distribution for the members' Louisiana partnership composite tax.

Fair Value of Financial Instruments

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

  •
  Level 1: Quoted market prices in active markets for identical assets or liabilities.

  •
  Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

  •
  Level 3: Unobservable inputs that are not corroborated by market data.

        The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate fair value:

    Cash and Cash Equivalents:    The carrying amounts approximate the fair values given its characteristics.

    Restricted Cash:    The credit support deposit (see Note 2) is classified as Level 1 as its carrying value approximates market prices.

    Advances to Unconsolidated Affiliate:    The $7.5 million note receivable due to ELLC from the Silver Legacy Joint Venture (see Note 2) is classified as Level 2 based upon market-based inputs.

    Long-term Debt:    The 8.625% Senior Secured Notes due 2019 (see Note 5) are classified as Level 2, as there is limited market activity. The fair values of the Company's long-term debt have been calculated based on management's estimates of the borrowing rates available as of September 30, 2013 and December 31, 2012 for debt with similar terms and maturities.

    Term Loan:    Our term loan under the credit facility (see Note 5) is classified as Level 2 as it is tied to market rates of interest and its carrying value approximates market value.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies and Basis of Presentation (Continued)

        The estimated fair values of the Company's financial instruments are as follows (amounts in thousands):

	September 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$36,165	$36,165	$25,303	$25,303
Restricted cash	305	305	222	222
Advance to Silver Legacy Joint Venture	3,710	3,710	3,197	3,197
Financial liabilities:
Long-term debt	168,000	174,720	168,000	163,800
Term loan	3,750	3,750	7,500	7,500

Property Donation

        During the third quarter of 2012, Eldorado Shreveport donated certain of its property with an appraised value of approximately $2.0 million to the City of Shreveport. The property had a recorded net value of $755,000, which was written off in connection with the donation.

Subsequent Events

        The Company has evaluated subsequent events through November 13, 2013 and determined there was no subsequent event identified during the evaluation.

2. Investment in Unconsolidated Affiliates

        Effective March 1, 1994, ELLC and Galleon, (each a "Partner" and, together, the "Partners"), entered into the Silver Legacy Joint Venture pursuant to a joint venture agreement to develop the Silver Legacy. The Silver Legacy consists of a casino and hotel located in Reno, Nevada, which began operations on July 28, 1995. Each Partner owns a 50% interest in the Silver Legacy Joint Venture.

        On March 5, 2002, the Silver Legacy Joint Venture and its wholly owned finance subsidiary, Silver Legacy Capital Corp., issued $160 million principal amount of 10 1/8% mortgage notes due March 1, 2012 (the "Silver Legacy Notes"). The Silver Legacy Notes were secured by a security interest in substantially all of the existing and future assets and pledges of each of the Partners' interests in the Silver Legacy Joint Venture and were nonrecourse to the Company. The Silver Legacy Notes matured on March 1, 2012 and the Silver Legacy Joint Venture did not make the principal and interest payment due on such date. On May 17, 2012, the Silver Legacy Joint Venture and Silver Legacy Capital Corp. (the "Silver Legacy Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and on June 1, 2012 the Silver Legacy Debtors filed a joint plan of reorganization, which was subsequently amended on June 29, 2012 and August 8, 2012 (the "Plan of Reorganization"). On October 23, 2012, an order of confirmation relating to the Plan of Reorganization was entered by the bankruptcy court. On November 16, 2012, the effective date, as defined in the Plan of Reorganization, occurred. Concurrently, the Silver Legacy Joint Venture entered into a new secured

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Investment in Unconsolidated Affiliates (Continued)

credit facility, issued a new series of second lien notes and issued its new subordinated debt owed to its Partners. All creditors were paid under the terms of the Plan of Reorganization (with the exception of the quarterly installment payments to certain general unsecured creditors which are to be paid in full by November 16, 2013) and the Silver Legacy Joint Venture emerged from bankruptcy. A final hearing was held and the Chapter 11 Case closed on March 20, 2013. In connection with the reorganization of the Silver Legacy Joint Venture in the bankruptcy, on July 1, 2013 the Silver Legacy Joint Venture was converted into a Nevada limited liability company, Circus and Eldorado Joint Venture, LLC.

        Under the Plan of Reorganization, each of ELLC and Galleon retained its 50% interest in the Silver Legacy Joint Venture, but was required to advance $7.5 million to the Silver Legacy Joint Venture pursuant to a subordinated loan and provide credit support by depositing $5.0 million of cash into bank accounts that are subject to a security interest in favor of the lender under the Silver Legacy Joint Venture credit agreement. The $7.5 million note receivable due to ELLC from the Silver Legacy Joint Venture was issued on November 16, 2012 with a stated interest rate of 5% per annum and a maturity date of May 16, 2018 and is included in Investment in and Advances to Unconsolidated Affiliates on the accompanying unaudited consolidated balance sheets at September 30, 2013 and December 31, 2012. Payment of any interest or principal under the loan is subordinate to the senior indebtedness of the Silver Legacy Joint Venture, including its new credit facility and second lien notes. Accrued interest under the loan will be added to the principal amount of the loan and may not be paid unless principal of the loan may be made in compliance with the terms of the documents governing the senior indebtedness outstanding or at maturity. The $5.0 million collateral deposit by ELLC is included as non-current restricted cash in the accompanying unaudited consolidated balance sheets.

        As a result of our identification of triggering events, we recognized non-cash impairment charges of $33.1 million in 2011 for our investment in the Silver Legacy Joint Venture. Such impairment charges eliminated the Company's remaining investment in the Silver Legacy Joint Venture. Non-controlling interests in the Silver Legacy Joint Venture were allocated $4.8 million of the non-cash impairments, eliminating the remaining non-controlling interest. Assumptions used in such analyses were impacted by the default in the payment of principal and interest on the Silver Legacy Joint Venture's debt obligations on March 1, 2012 and the cash flow forecasts and market conditions at that time for the Silver Legacy Joint Venture. As a result of the elimination of the Company's remaining investment in the Silver Legacy Joint Venture, we discontinued the equity method of accounting for our investment in the Silver Legacy Joint Venture and did not provide for additional losses until the fourth quarter of 2012 when additional investments in the Silver Legacy Joint Venture were made. At such time, the Company recognized its share of the Silver Legacy Joint Venture's net losses not recognized during the period the equity method was suspended. The Company resumed the equity method after making additional investments of $7.5 million and depositing cash of $5.0 million into a collateral account with a Silver Legacy Joint Venture lender in November 2012.

        Equity in income related to the Silver Legacy Joint Venture for the nine months ended September 30, 2013 of $2.6 million is included as a component of operating income. There were no such amounts recognized during the nine months ended September 30, 2012.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Investment in Unconsolidated Affiliates (Continued)

        Summarized information for Resorts' investment in and advances to with respect to the Silver Legacy Joint Venture is as follows (in thousands):

	Nine Months Ended September 30,
	2013	2012
	(Restated)
Beginning balance	$(2,198)	$—
Equity in net income of unconsolidated affiliate	2,615	—
Member's distribution	(734)	—

Ending balance	$(317)	$—

        Summarized balance sheet information for the Silver Legacy Joint Venture is as follows (in thousands):

	September 30, 2013	December 31, 2012
Current assets	$25,439	$21,764
Property and equipment, net	200,580	206,790
Other assets, net	14,953	15,258

Total assets	$240,972	$243,812

Current liabilities	$22,532	$23,571
Long-term liabilities	129,336	134,841
Partners' equity	89,104	85,400

Total liabilities and partners' equity	$240,972	$243,812

        Summarized unaudited results of operations for the Silver Legacy Joint Venture are as follows (in thousands):

	Nine Months Ended September 30,
	2013	2012
Net revenues	$96,683	$89,902
Operating expenses	(84,833)	(87,011)

Operating income	11,850	2,891
Other expense	(6,213)	(11,002)
Reorganization items	(407)	(5,435)

Net income (loss)	$5,230	$(13,546)

        Resorts owns a 21.25% interest in Tamarack, which owns and operates Tamarack Junction, a casino in south Reno, Nevada. Donald Carano owns a 26.25% interest in Tamarack. Four members of Tamarack, including Resorts and three unaffiliated third parties, manage the business and affairs of

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Investment in Unconsolidated Affiliates (Continued)

Tamarack Junction. At September 30, 2013 and December 31, 2012, Resorts' financial investment in Tamarack was $5.4 million and $5.1 million, respectively. Resorts' capital contribution to Tamarack represents its proportionate share of the total capital contributions of the members. Additional capital contributions of the members, including Resorts, may be required for certain purposes, including the payment of operating costs and capital expenditures or the repayment of loans, to the extent such costs are not funded by prior capital contributions and earnings. The Company's investment in Tamarack is accounted for using the equity method of accounting. Equity in income related to Tamarack for the nine months ended September 30, 2013 and 2012 of $810,000 and $544,000, respectively, is included as a component of operating income.

        Summarized information for Resorts' equity in Tamarack is as follows (in thousands):

	Nine Months Ended September 30,
	2013	2012
Beginning balance	$5,066	$5,213
Member's distribution	(488)	(764)
Equity in net income of unconsolidated affiliate	810	544

Ending balance	$5,388	$4,993

        Summarized balance sheet information for Tamarack is as follows (in thousands):

	September 30, 2013	December 31, 2012
Current assets	$6,801	$5,650
Property and equipment, net	22,031	22,542
Other assets	26	33

Total assets	$28,858	$28,225

Current liabilities	$1,890	$2,386
Notes payable and capital lease obligations	1,619	2,132
Partners' equity	25,349	23,707

Total liabilities and partners' equity	$28,858	$28,225

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Investment in Unconsolidated Affiliates (Continued)

        Summarized unaudited results of operations for Tamarack are as follows (in thousands):

	Nine Months Ended September 30,
	2013	2012
Net revenues	$14,372	$13,055
Operating expenses	(10,351)	(10,418)

Operating income	4,021	2,637
Interest expense	(78)	(75)

Net income	$3,943	$2,562

3. Other and Intangible Assets, net

        Other and intangible assets, net, include the following amounts (in thousands):

	September 30, 2013	December 31, 2012
Land held for development	$906	$906
Bond offering costs, 8.625% Senior Secured Notes	6,851	6,851
Other	1,197	859

	8,954	8,616
Accumulated amortization bond costs 8.625% Senior Secured Notes	(2,012)	(1,372)

Total Other Assets, net	$6,942	$7,244

Gaming license (Indefinite-lived)	$20,574	$20,574
Customer relationships (Finite-lived)	1,959	1,959

	22,533	22,533
Accumulated amortization customer relationships	(1,959)	(1,959)

Total Intangible Assets, net	$20,574	$20,574

        Amortization of bond and loan costs is computed using the straight-line method, which approximates the effective interest method, over the term of the bonds or loans, respectively. Amortization expense with respect to deferred financing costs amounted to $640,000 and $646,000, respectively, for the nine months ended September 30, 2013 and 2012. All such amortization is included in interest expense on the accompanying unaudited consolidated statements of operations and comprehensive income. Such amortization expense is expected to be $214,000 during the remainder of 2013, $854,000 during each of the years ended December 31, 2014 through 2018 and $355,000 during 2019.

        The Eldorado Shreveport gaming license, recorded at $20.6 million, is an intangible asset acquired from the purchase of gaming entities that are located in gaming jurisdictions where competition is limited, such as when only a limited number of gaming operators are allowed to operate. Gaming license rights are not subject to amortization as the Company has determined that they have an indefinite useful life.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Other and Intangible Assets, net (Continued)

        Customer relationships, valued at $1.96 million, were amortized over a five-year period using the straight-line method and became fully amortized as of July 31, 2010.

4. Accrued and Other Liabilities

        Accrued and other liabilities consist of the following (in thousands):

	September 30, 2013	December 31, 2012
Accrued payroll, vacation and benefits	$3,881	$4,441
Accrued insurance and medical claims	1,490	1,450
Accrued taxes	4,085	2,938
Unclaimed chips	1,115	1,152
Progressive slot liability and accrued gaming promotions	3,106	3,403
Other	1,636	1,719

	$15,313	$15,103

5. Long-Term Debt

        Long-term debt consists of the following (in thousands):

	September 30, 2013	December 31, 2012
8.625% Senior Secured Notes	$168,000	$168,000
Term Loan under Secured Credit Facility	3,750	7,500

	171,750	175,500
Less—Current portion	3,750	5,000

	$168,000	$170,500

        Scheduled maturities of long-term debt are $1.25 million in the remaining three months of 2013, $2.5 million in 2014 and $168.0 million in 2019.

        On June 1, 2011, Resorts and Capital completed the issuance of $180 million of 8.625% Senior Secured Notes due June 15, 2019 (the "Senior Secured Notes"). Proceeds from the Senior Secured Notes, together with borrowings under the Secured Credit Facility (see below), were used to redeem or otherwise retire the previously outstanding $155.6 million principal amount of 10% First Mortgage Notes due 2012 co-issued by the Louisiana Partnership and Shreveport Capital, $64.5 million principal amount of 9% Senior Notes due April 15, 2014 co-issued by Resorts and Capital and the Preferred Equity Interest held by an unrelated third party in the Louisiana Partnership. The Company recognized a $1.6 million gain on the retirement of its previously outstanding debt obligations during the second quarter of 2011 as a result of a $2.9 million gain on the retirement of the 9% Senior Notes and a $1.3 million loss on the retirement of the Shreveport Notes. Interest on the Senior Secured Notes is payable semiannually each June 15 and December 15 (commencing on December 15, 2011) to holders of record on the preceding June 1 or December 1, respectively.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Long-Term Debt (Continued)

        The indenture relating to the Senior Secured Notes contains various restrictive covenants including, restricted payments and investments, additional liens, transactions with affiliates, covenants imposing limitations on additional debt, dispositions of property, mergers and similar transactions. As of September 30, 2013, Resorts and Capital were in compliance with all of the covenants under the indenture relating to the Senior Secured Notes.

        The Senior Secured Notes are unconditionally guaranteed, jointly and severally, by all of Resorts' current and future domestic restricted subsidiaries other than Capital (collectively, the "Guarantors"). ELLC is the only unrestricted subsidiary as of the closing date. The Silver Legacy Joint Venture and Tamarack are not subsidiaries and did not guarantee the Senior Secured Notes. The Senior Secured Notes are secured by a first priority security interest on substantially all of Resorts' current and future assets (other than certain excluded assets, including gaming licenses and their interests in ELLC, the Silver Legacy Joint Venture and Tamarack). Such security interests are junior to the security interests with respect to obligations of Resorts and the Guarantors under the Secured Credit Facility. In addition, all of the membership interests in Resorts and equity interests in the Guarantors are subject to a pledge for the benefit of the holders of the Senior Secured Notes.

        Prior to June 15, 2014, Resorts may redeem up to 35% of the Senior Secured Notes at a redemption price equal to 108.625% of the principal amount thereof plus accrued and unpaid interest thereon with the proceeds from certain equity offerings. Resorts may also redeem some or all of the Senior Secured Notes prior to June 15, 2015 at a redemption price of 100% of the principal amount thereof plus a "make whole premium" together with accrued and unpaid interest thereon. Not more than once in each twelve-month period ended June 15, 2013 and 2014, Resorts may redeem up to 10% of the Senior Secured Notes at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest thereon. On or after June 15, 2015, Resorts may redeem the Senior Secured Notes at the following redemption prices (expressed as a percentage of principal amount) plus any accrued and unpaid interest thereon:

Year beginning June 15,	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

        During the third quarter of 2012, Resorts purchased and retired $2.0 million principal amount of its Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $1.95 million plus accrued interest which, after the write off of the associated bond offering costs of $0.1 million, resulted in a net loss on early retirement of debt in the amount of $22,000. During the third and fourth quarters of 2011, Resorts purchased and retired $10.0 million principal amount of its Senior Secured Notes utilizing available excess cash. The total purchase price of the Senior Secured Notes was $8.7 million plus accrued interest which, after the write off of the associated bond offering costs of $0.4 million, resulted in a net gain on early retirement of debt in the amount of $0.9 million.

        On June 1, 2011, Resorts entered into a new $30 million senior secured revolving credit facility (the "Secured Credit Facility") available until June 30, 2014 consisting of a $15 million term loan requiring principal payments of $1.25 million each quarter beginning September 30, 2011 (the "Term

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Long-Term Debt (Continued)

Loan") and a $15 million revolving credit facility. Mandatory prepayments of principal will also be required from 100% of the net cash proceeds of asset sales (as defined), the issuance or incurrence of additional debt and the receipt of certain tax refunds, insurance proceeds and condemnation awards, with such prepayments being applied first to the outstanding Term Loan balance, if any, followed by the revolving credit facility. Borrowings under the Secured Credit Facility bear interest, at Resorts' option, at either (1) a "Base Rate", defined to be the greater of (a) the rate publicly announced from time to time by Bank of America as its "Prime Rate," (b) the Federal Funds Rate plus .50% per annum or (c) LIBOR plus 1.0% per annum or (2) a "Eurodollar Rate" of LIBOR plus 1.0% per annum. Both the Base Rate and Eurodollar Rate are further increased by an "Applicable Rate", as defined in the credit facility, which ranges from .50% to 2.0% per annum for Base Rate borrowings and from 1.5% to 3.0% per annum for Eurodollar Rate borrowings, the rate to be determined based on the most recent "Consolidated Leverage Ratio" (as defined) maintained by Resorts. The term of Eurodollar Rate loans may be one, two, three or six months as selected by Resorts. Interest for each Base Rate loan is payable as the end of the respective quarter. Interest for each Eurodollar Rate loan is payable on the last day of the loan, provided, however, that if the period exceeds three months, the interest will be payable on the respective dates that fall every three months after the beginning of the loan period. The interest period cannot exceed the maturity date of the credit facility for either a Base Rate loan or a Eurodollar Rate loan. In addition, Resorts will pay a commitment fee on its borrowing capacity under the Secured Credit Facility not being utilized in the amount of .50% per annum for periods when its Consolidated Leverage Ratio is less than or equal to three to one and .75% per annum otherwise. As of September 30, 2013 and December 31, 2012, there was no indebtedness on the revolving credit facility and $3.75 million and $6.75 million, respectively, outstanding indebtedness on the Term Loan. The effective rate of interest on borrowings under the Term Loan was 2.18% as of September 30, 2013.

        The Secured Credit Facility is subject to various restrictive loan covenants including those requiring the maintenance of certain financial ratios and covenants imposing limitations on additional debt, dispositions of property, the payment of dividends and distributions, transactions with affiliates, mergers and similar transactions. As of September 30, 2013, Resorts was in compliance with all of such covenants pertaining to the Secured Credit Facility.

        Borrowings under the Secured Credit Facility are unconditionally guaranteed, jointly and severally, by all of Resorts' current and future subsidiaries other than ELLC. The Silver Legacy Joint Venture and Tamarack are not subsidiaries and did not guarantee borrowings under the Secured Credit Facility. The Secured Credit Facility is secured by a first priority security interest in substantially all of Resorts' current and future assets (other than certain excluded assets including gaming licenses and Resorts' interests in ELLC, the Silver Legacy Joint Venture and Tamarack). Such security interest is senior to the security interests with respect to obligations of Resorts under the Senior Secured Notes (see above). The Secured Credit Facility replaced an existing credit facility which matured on February 28, 2011 and was not renewed.

6. Commitments and Contingencies

        The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. In addition, the Company maintains what it believes is adequate insurance coverage to

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Commitments and Contingencies (Continued)

further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact its consolidated financial position, results of operations or cash flows. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover expenses arising from such matters. The Company does not believe that the final outcome of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

        In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Company had previously paid use tax on these items and had generally filed for refunds for the periods from January 2001 to February 2008 related to this matter, which refunds had not been paid. The Company claimed the exemption on sales and use tax returns for periods after February 2008 in light of this Nevada Supreme Court decision and had not accrued or paid any sales or use tax for those periods. In February 2012, the Nevada Department of Taxation (the "Taxation Department") asserted that customer complimentary meals and employee meals were subject to sales tax on a prospective basis commencing February 15, 2012. In July 2012, the Taxation Department announced that sales taxes applicable to such meals would be due and payable without penalty or interest at the earlier of certain regulatory, judicial or legislative events or June 30, 2013. The Taxation Department's position stemmed from a Nevada Tax Commission decision concerning another gaming company which stated that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. At a District Court hearing for another casino, a District Court Judge subsequently issued a ruling in such case that held that complimentary meals provided to customers were subject to sales tax, while meals provided to employees were not subject to sales tax. This decision had been appealed to the Nevada Supreme Court.

        In June 2013, the Company and other similarly situated companies entered into a global settlement agreement with the Taxation Department that, when combined with the contemporaneous passage of legislation governing the prospective treatment of complimentary meals ("AB 506"), resolved all matters concerning the prior and future taxability of such meals. AB 506 provides that complimentary meals provided to customers and employees after the effective date of the bill are not subject to either sales or use tax. Under the terms of the global settlement, the Company agreed to withdraw its refund requests and the Taxation Department agreed to drop its assertion that sales tax was due on such meals up to the effective date of AB 506. Since the Company did not previously accrue either the claims for refund of use taxes or any liability for sales taxes that the Taxation Department may have asserted prior to entering the global settlement agreement, there is no financial statement impact of entering into the settlement agreement.

        In 2002, the Company entered into a professional services agreement on a contingency fee basis arrangement with a third party advisory group to obtain refunds or credits for the aforementioned overpaid sales and use taxes. In August 2013, the Company received a letter from the advisory group seeking payment for unsubstantiated services rendered in connection with settlement agreement reached in AB 506 and is seeking contingency fees for taxes resolved by legislation from February 2008 and for future taxes through 2019 that will not materialize. The Company denies any obligations under

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Commitments and Contingencies (Continued)

the contingent fee basis claim as no amounts where ever recovered by the Company under the terms of the agreement.

7. Related Parties

        As of September 30, 2013, the Company's receivables and payables to related parties amounted to $0.4 million and ($0.3) million, respectively. As of December 31, 2012, the Company's receivables and payables to related parties amounted to $0.5 million and ($0.2) million, respectively. In September 2013, the Silver Legacy Joint Venture made payments representing tax distributions to Resorts in the amount of $0.7 million, who then on behalf of HoldCo, distributed the $0.7 million to its members.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Segment Information

        The following table sets forth, for the period indicated, certain operating data for our reportable segments. Management reviews our operations by our geographic gaming market segments: Eldorado Reno and Eldorado Shreveport.

	Nine Months Ended September 30,
	2013	2012
	(Restated)
	(in thousands)
Eldorado Reno
Net operating revenues(a)	$84,534	$83,580
Expenses, excluding depreciation	(72,866)	(72,755)
(Loss) gain on sale/disposition of long-lived assets and property and equipment	(6)	4
Acquisition charges	(1,416)	—
Equity in net income of unconsolidated affiliates	3,425	544
Depreciation and amortization	(6,297)	(7,010)

Operating income—Eldorado Reno	$7,374	$4,363

Eldorado Shreveport
Net operating revenues	$109,354	$113,441
Expenses, excluding depreciation and amortization(a)	(86,416)	(89,730)
Gain (loss) on sale/disposition of long-lived assets and property and equipment	8	(176)
Depreciation and amortization	(6,703)	(7,269)

Operating income—Eldorado Shreveport	$16,243	$16,266

Total Reportable Segments
Net operating revenues(a)	$193,888	$197,021
Expenses, excluding depreciation and amortization(a)	(159,282)	(162,485)
Gain (loss) on sale/disposition of long-lived assets and property and equipment	2	(172)
Acquisition charges	(1,416)	—
Equity in net income of unconsolidated affiliates	3,425	544
Depreciation and amortization	(13,000)	(14,279)

Operating income—Total Reportable Segments	$23,617	$20,629

Reconciliations to Consolidated Net Income
Operating Income—Total Reportable Segments	$23,617	$20,629
Unallocated income and expenses:
Interest income	12	10
Interest expense	(11,810)	(12,040)
Loss on property donation	—	(755)
Loss on early retirement of debt	—	(22)

Net income	$11,819	$7,822

(a)
Before the elimination of $2.2 million for each of the nine month periods ended September 30, 2013 and 2012 for management fees to Eldorado Reno and expense to Eldorado Shreveport.

ELDORADO HOLDCO LLC
(and its wholly owned subsidiary ELDORADO RESORTS LLC)

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Segment Information (Continued)

	Nine Months Ended September 30,
	2013	2012
	(in thousands)
Capital Expenditures
Eldorado Reno	$1,805	$2,708
Eldorado Shreveport	3,612	5,044

Total	$5,417	$7,752

	As of September 30, 2013	As of December 31, 2012
	(in thousands)
Total Assets
Eldorado Reno (Restated)	$248,338	$250,856
Eldorado Shreveport	155,549	154,848
Eliminating entries(b)	(136,017)	(143,179)

Total	$267,870	$262,525

(b)
Reflects the following eliminations for the periods indicated:

Proceeds from Senior Secured Notes loaned to Eldorado Shreveport	$118,904	$121,935
Accrued interest on the above intercompany loan	2,926	418
Intercompany receivables/payables	84	1,589
Net investment in and advances to Eldorado Shreveport	14,103	19,237

	$136,017	$143,179

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

MTR GAMING GROUP, INC.,

ECLAIR HOLDINGS COMPANY,

RIDGELINE ACQUISITION CORP.,

ECLAIR ACQUISITION COMPANY, LLC,

ELDORADO HOLDCO, LLC,

and

THOMAS REEG, ROBERT JONES and

GARY CARANO,

as the

MEMBER REPRESENTATIVE

Dated as of September 9, 2013

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Definition	Location
409A Authorities	3.11(b)(ix)
Accountant's Report	2.9(e)
Acquisition Agreement	5.4(c)
Action	3.9
Adjusted Company Merger Consideration	2.9(f)
Adverse Recommendation Change	5.4(c)
Aggregate Company Merger Shares	2.6(a)
Agreement	Preamble
AJCA	3.11(b)(ix)
Board	Recitals
Boards	Recitals
Business Days	1.3
Cash Count	2.6(d)
Cash Election Shares	2.3(b)
Cash Election Shares Limit	2.3(e)
Certificates	2.2(a)
Closing	1.3
Closing Adjusted MTR EBITDA Statement	5.25
Closing Condition Adjusted MTR EBITDA	5.25
Closing Date	1.3
Code	2.2(i)
Combined Company Employees	3.12(a)
Company	Preamble
Company Articles of Merger	1.4
Company Audited Financial Statements	3.5(a)
Company Board	Recitals
Company Charter	3.1(c)
Company Directors	1.8(a)
Company Disclosure Letter	Article III
Company Effective Time	1.4
Company Employee	3.12(a)
Company Escrowed Shortfall	2.9(g)
Company Insiders	5.20
Company Leased Real Property	3.17(b)
Company Leases	3.17(b)
Company Licensed Parties	3.22
Company Licensing Affiliates	3.22
Company Management Principals	3.23(a)
Company Material Contract	3.15(a)
Company Member	Recitals
Company Membership Interest	Recitals
Company Membership Interests	Recitals
Company Merger	Recitals
Company Merger Consideration	2.6(a)
Company Operating Agreement	3.1(c)
Company Owned Real Property	3.17(a)
Company Plans	3.11(a)
Company Ratio	1.11(a)

A-iv

Definition	Location
Company Real Property	3.17(b)
Company True-Up Shares	2.9(h)
Company Unaudited Financial Statements	3.5(a)
Confidentiality Agreement	5.6(b)
Constituent Documents	5.11(a)
Contract	3.4(a)
Costs	5.11(a)
Delaware Secretary of State	1.4
Designated Officer	5.17
Designated Superior Proposal	5.4(c)(II)
DGCL	Recitals
Discharge	5.14(c)
Disputed Item	2.9(b)
Draft Preliminary Closing Report	2.6(c)
Draft Preliminary MTR Expense Report	2.6(c)
DTC	2.8(a)
DWAC System	2.8(a)
Election Deadline	2.3(b)
Election Form	2.3(a)
Election Form Record Date	2.3(a)
Effective Time	1.4
Environmental Action	3.13(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(b)(vii)
Escrow Account	2.8(a)
Escrow Agreement	2.8(a)
Escrowed Parent Shares	2.8(a)
Estimated Adjusted Company EBITDA	2.6(c)
Estimated Aggregate Company Merger Shares	2.6(c)
Estimated Closing Adjusted Net Working Capital	2.6(c)
Estimated Closing Company Cash	2.6(c)
Estimated Closing Company Debt	2.6(c)
Estimated Company Merger Consideration	2.6(c)
Estimated MTR Excess Expense Amount	2.6(c)
Estimated SLJV Component	2.6(c)
Excess Regulatory Fee	7.1(c)(iv)
Exchange Act	3.4(b)
Exchange Agreement	2.1
Exchange Fund	2.1
Existing Credit Agreement	5.15
Expense Reimbursement	7.3(b)
Foreign Corrupt Practices Act	3.10
GAAP	3.5(a)
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indemnified Parties	5.11(a)
Independent Accounting Firm	2.9(e)
Independent Director	1.8(a)
IRS	3.11(a)
Law	1.3
A-v

Definition	Location
Letter of Transmittal	2.2(a)
Licensed Company Intellectual Property	3.18(d)
Licensed MTR Intellectual Property	4.20(d)
Liens	3.2
Mailing Date	2.3(a)
Member Representative	8.17
Mergers	Recitals
Merger Consideration	2.1
Merger Member	1.10(b)(ii)
Merger Member Schedule	2.2
Merger Sub A	Preamble
Merger Sub B	Preamble
MTR	Preamble
MTR Board	Recitals
MTR Board Recommendation	5.4(c)
MTR Certificate of Merger	1.4
MTR Consent Solicitation	5.14(a)
MTR Consent Solicitation Statement	5.14(b)
MTR Directors	1.8(a)
MTR Disclosure Letter	Article IV
MTR Effective Time	1.4
MTR Entity	3.3
MTR Excess Expense Amount	2.6(a)
MTR Insiders	5.20
MTR Leased Real Property	4.19(b)
MTR Leases	4.19(b)
MTR Licensed Parties	4.11
MTR Licensing Affiliates	4.11
MTR Management Principals	4.12
MTR Merger	Recitals
MTR Merger Consideration	1.10(a)(ii)
MTR Notes	5.14(a)
MTR Owned Real Property	4.19(a)
MTR Plan	5.8(c)
MTR Real Property	4.19(b)
MTR Restricted Share	1.12(b)
MTR RSU	1.12(c)
MTR SEC Documents	4.7(a)
MTR Senior Indenture	5.14(a)
MTR Stock Option	1.12(a)
MTR Stockholder Approval	4.8
MTR Stockholders Meeting	5.5(b)
MTR Termination Fee	7.3(b)
Nasdaq	1.8(a)
Nevada Secretary of State	1.4
Nonqualified Deferred Compensation Plan	3.11(b)(ix)
No Election Shares	2.3(b)
Non-Compete Agreement	5.17
Notice of Designated Superior Proposal	5.4(c)(II)
Notice of Disagreement	2.9(b)

A-vi

Definition	Location
NRS	1.1
Parent	Preamble
Parent Board	1.8(a)
Parent Common Stock	Recitals
Parent True-Up Shares	2.8(b)
Per Share Cash Consideration	1.10(a)(ii)
Per Share Stock Consideration	1.10(a)(ii)
Permits	3.10
Preliminary Adjusted MTR EBITDA Statement	5.25
Preliminary Closing Report	2.6(c)
Post-Closing Report	2.9(a)
Pro Rata Portion	2.8(c)
Proxy Statement	3.7
Registration Statement	3.7
Report Date	2.6(a)
Representatives	5.4(a)
Sample Company Merger Consideration Calculation	2.6(b)
SEC	4.7(a)
SEC Effectiveness Date	5.5(b)
Securities Act	4.7(a)
Set-Off Shares	2.8(b)
SLJV Audited Financial Statements	3.5(b)
SLJV Component	2.6
SLJV Unaudited Financial Statements	3.5(b)
SLJV-ELLC Percentage	2.6(a)
Stock Designated Shares	2.3(f)(i)(B)
Stock Election Shares	2.3(b)
Stockholders Representative	8.18(a)
Subsidiaries' Bylaws	3.1(d)
Subsidiaries' Charters	3.1(d)
Surviving Company Membership Interests	Recitals
Surviving MTR Common Stock	Recitals
Takeover Laws	3.19
Tamarack	5.16
Tax Returns	8.3(ee)
Taxes	8.3(ff)
Termination Date	7.1(b)(i)
Third-Party Transaction	5.23
Total Outstanding Company Membership Interests	1.10(b)(ii)
Transfer Agent	2.8(a)
Up-Front Company Merger Shares	2.1
WARN Act	3.12(e)

A-vii

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of September 9, 2013, by and among MTR GAMING GROUP, INC., a Delaware corporation ("MTR"), ECLAIR HOLDINGS COMPANY, a Nevada corporation and a wholly-owned subsidiary of MTR ("Parent"), RIDGELINE ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub A"), ECLAIR ACQUISITION COMPANY, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent ("Merger Sub B"), ELDORADO HOLDCO LLC, a Nevada limited liability company (the "Company"), and Thomas Reeg, Robert Jones and Gary Carano, each an adult individual in his capacity as the member representative as provided herein.

RECITALS

        WHEREAS, the Boards of Directors of MTR, the Company, Merger Sub A, Merger Sub B and Parent have determined that it is in the best interests of their respective companies and their stockholders or members to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which Merger Sub A will merge with and into MTR and Merger Sub B will merge with and into the Company, whereby, subject to the terms of Article II, each share of MTR Common Stock and each membership interest of the Company (each a "Company Membership Interest" and, collectively, the "Company Membership Interests") issued and outstanding will be converted into the right to receive the Merger Consideration (such transactions are referred to herein individually as the "MTR Merger" and the "Company Merger," respectively, and collectively as the "Mergers"), as a result of which the holders of MTR Common Stock and the Company Membership Interests will together own all of the outstanding shares of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") (and Parent will, in turn, own all of the outstanding shares of common stock, par value $0.00001 per share, of the surviving corporation in the MTR Merger (the "Surviving MTR Common Stock") and all of the outstanding limited liability company interests of the surviving limited liability company in the Company Merger (the "Surviving Company Membership Interests"));

        WHEREAS, the board of directors of MTR (the "MTR Board") has adopted resolutions approving the MTR Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and recommended to MTR's stockholders that they adopt this Agreement in accordance with General Corporation Law of the State of Delaware (as amended, the "DGCL") on the terms and conditions set forth herein;

        WHEREAS, the board of managers of the Company (the "Company Board"; together with the MTR Board, the "Boards", each individually, a "Board") and members holding 95% of all of the Company's Membership Interests have approved the Company Merger, this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

        WHEREAS, the board of directors of each of Merger Sub A and Merger Sub B has unanimously approved the MTR Merger and the Company Merger, as applicable, and this Agreement and declared it advisable for such company to enter into this Agreement; and

        WHEREAS, MTR, Parent, Merger Sub A, Merger Sub B, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

 AGREEMENT

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, MTR, Parent, Merger Sub A, Merger Sub B, the Company, and the Member Representative hereby agree as follows:

ARTICLE I
THE MERGERS

        Section 1.1    The Company Merger.     Upon the terms and subject to the conditions set forth in this Agreement, at the Company Effective Time (as defined in Section 1.4), Merger Sub B shall be merged with and into the Company in accordance with the Nevada Revised Statutes (as amended, the "NRS"). The Company shall be the surviving limited liability company in the Company Merger and shall continue its limited liability company existence under the laws of the State of Nevada, and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub B in accordance with the NRS. As of the Company Effective Time, the separate corporate existence of Merger Sub B shall cease.

        Section 1.2    The MTR Merger.     Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Company Merger, at the MTR Effective Time (as defined in Section 1.4), Merger Sub A shall be merged with and into MTR in accordance with the DGCL. MTR shall be the surviving corporation in the MTR Merger and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of MTR and Merger Sub A in accordance with the DGCL. As a result of the MTR Merger, MTR shall become a wholly owned subsidiary of Parent. As of the MTR Effective Time, the separate corporate existence of Merger Sub A shall cease.

        Section 1.3    Closing.     On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the "Closing") shall take place at the offices of Stevens & Lee, P.C., 485 Madison Avenue, 20th Floor, New York, New York at 10:00 a.m., Eastern Time, on the date no later than four (4) days, other than a Saturday or Sunday or a day in which banking institutions in New York, New York are authorized or required to close (such days, "Business Days"), after the satisfaction or waiver (subject to any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity (each a "Law")) of the latest to occur of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction thereof), unless another time, date or place is agreed to in writing by MTR and the Company. The time and date of the Closing is referred to in this Agreement as the "Closing Date."

        Section 1.4    Effective Time.     Subject to the provisions of this Agreement, prior to the Closing, the parties thereto shall file articles of merger for the Company Merger (the "Company Articles of Merger") and certificate of merger for the MTR Merger (the "MTR Certificate of Merger") executed in accordance with, and containing such information as is required by, the relevant provisions of Section 92A.200 of the NRS (in the case of the Company Merger) with the Secretary of State of the State of Nevada (the "Nevada Secretary of State") and Section 251 of the DGCL (in the case of the MTR Merger) with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") and on or after the Closing Date shall make all other filings or recordings required under the NRS or the DGCL, as applicable. The Company Merger and the MTR Merger shall become effective at such time as the Company Articles of Merger and the MTR Certificate of Merger, respectively, are duly filed with the Nevada Secretary of State and the Delaware Secretary of State, as applicable, or at such other time as may be stated therein (such times, the "Company Effective Time" and the "MTR Effective Time," respectively). The parties hereto shall use commercially reasonable efforts to cause the

Company Effective Time and the MTR Effective Time to occur as closely as practicable to simultaneously (the first time at which both the Company Effective Time and the MTR Effective Time shall have occurred, the "Effective Time").

        Section 1.5    Effects of the Mergers.     At and after the Company Effective Time and the MTR Effective Time, as applicable, the Mergers shall have the effects set forth in the NRS and the DGCL, as applicable.

        Section 1.6    Organizational Documents of MTR, the Company and Parent.

          (a)   At the MTR Effective Time, (i) the certificate of incorporation of Merger Sub A, as in effect immediately prior to the MTR Effective Time, shall be the certificate of incorporation of MTR as the surviving corporation in the MTR Merger and (ii) the Bylaws of Merger Sub A, as in effect immediately prior to the MTR Effective Time, shall be the Bylaws of MTR as the surviving corporation in the MTR Merger until thereafter changed or amended as provided therein or by applicable Law.

          (b)   At the Company Effective Time, the Articles of Formation of Merger Sub B and the Limited Liability Company Agreement of Merger Sub B as in effect immediately prior to the Company Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of Merger Sub B as the surviving limited liability company in the Company Merger until thereafter changed or amended as provided therein or by applicable Law.

          (c)   The parties shall take all appropriate action so that, at the Company Effective Time, (i) the certificate of incorporation of Parent shall be in the form attached as Exhibit D hereto and (ii) the Bylaws of Parent shall be in the form attached as Exhibit E hereto. MTR shall take all actions necessary to cause Parent, Merger Sub A, and Merger Sub B to take any actions necessary in order to consummate the Mergers and the other transactions contemplated hereby.

        Section 1.7    Directors and Officers of MTR and the Company.

          (a)   The directors of Merger Sub A at the MTR Effective Time shall, from and after the MTR Effective Time, be the directors of MTR as the surviving corporation in the MTR Merger until their successors have been duly elected or appointed and qualified.

          (b)   The officers of MTR at the MTR Effective Time shall, from and after the MTR Effective Time, continue to be the officers of MTR as the surviving corporation in the MTR Merger until their successors have been duly elected or appointed and qualified.

          (c)   The directors of the Company at the Company Effective Time shall, from and after the Company Effective Time, continue to be the directors of the Company as the surviving limited liability company in the Company Merger until their successors have been duly elected or appointed and qualified.

          (d)   The officers of the Company at the Company Effective Time shall, from and after the Company Effective Time, continue to be the officers of the Company as the surviving limited liability company in the Company Merger until their successors have been duly elected or appointed and qualified.

        Section 1.8    Directors and Officers of Parent.

          (a)   In accordance with, and as provided in, the Bylaws of Parent, immediately prior to the Effective Time and immediately prior to the adoption of the resolutions provided for in Section 5.20), the total number of persons serving on the board of directors of Parent (the "Parent Board") shall consist of not less than five directors and not more than seven directors, as determined by the Company in its sole discretion prior to the Effective Time. The Company shall be entitled to designate each member of Parent Board immediately prior to the MTR Effective

  Time (each such member, a "Parent Director"); provided that (i) at least a majority of Parent Directors shall satisfy the independence requirements of The NASDAQ Stock Market LLC ("Nasdaq") and the Organizational Documents of Parent (each an "Independent Director"), and (ii) the Company shall use its best efforts to designate at least five Parent directors, a majority of whom shall be Independent Directors, no later than forty-five (45) calendar days from the date of this Agreement. At any time prior to the Effective Time, the Company shall be entitled to designate another Person to serve in such person's stead in the event that any person previously so designated to serve on Parent Board is unable or unwilling to serve in such position or the Company otherwise determines that such replacement is appropriate. On or prior to the Effective Time, the Company and MTR shall take such actions as are necessary to effect the composition of Parent Board contemplated by this Section 1.8.

          (b)   At and after the Effective Time, Gary Carano shall serve as Chief Executive Officer of Parent, until his successor has been duly elected or appointed and qualified. Immediately prior to the Effective Time, the Company shall name the Executive Chairman of the Board of Parent, who shall serve at and after the Effective Time until his or her successor is duly elected or appointed and qualified. On or prior to the Effective Time, MTR, the Company, and Parent shall take such actions as are necessary to cause the persons set forth in this Section 1.8(b) to be elected or appointed as officers of Parent in the capacities set forth herein, assuming that such persons are willing to serve in such capacities.

        Section 1.9    Parent Name.     Unless otherwise mutually agreed between the Company and MTR, at the Effective Time, Parent's name shall be changed to Eldorado Resorts, Inc.

        Section 1.10    Conversion of Stock.

          (a)   At the MTR Effective Time, by virtue of the MTR Merger and without any action on the part of the holder of any shares of MTR Common Stock or any capital stock of Merger Sub A:

              (i)  Cancelation of Certain MTR Common Stock.    Each share of MTR Common Stock that is owned by MTR, the Company or Parent, or any of their respective Subsidiaries (other than (A) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (B) shares held, directly or indirectly, in respect of a debt previously contracted), shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

             (ii)  Conversion of MTR Common Stock.    Subject to Section 2.2(f), each issued and outstanding share of MTR Common Stock (other than shares to be canceled in accordance with Section 1.10(a)(i)) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Sections 2.2(h) and 2.3, either (A) one fully paid and nonassessable share of Parent Common Stock (the "Per Share Stock Consideration") or (B) an amount of cash equal to $5.15 (the "Per Share Cash Consideration") ((A) and (B) together, in the aggregate for all such shares of MTR Common Stock, the "MTR Merger Consideration"). As of the MTR Effective Time, all such shares of MTR Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of MTR Common Stock shall cease to have any rights with respect thereto, except the right to receive its applicable portion of the MTR Merger Consideration to be issued in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

            (iii)  Conversion of Merger Sub A Common Stock.    The aggregate of all shares of the capital stock of Merger Sub A issued and outstanding immediately prior to the MTR Effective Time shall be converted into 100 shares of Surviving MTR Common Stock.

            (iv)  Cancelation of Parent Common Stock.    Each share of Parent Common Stock owned by MTR shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

          (b)   At the Company Effective Time, by virtue of the Company Merger and without any action on the part of any holder of Company Membership Interests or any limited liability company interests of Merger Sub B:

              (i)  Cancelation of Certain Company Membership Interests.    Each Company Membership Interest held in the treasury of the Company or owned, directly or indirectly, by MTR, Merger Sub A, Parent or any of their Subsidiaries or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

             (ii)  Conversion of Company Membership Interests.    Subject to Sections 2.2(f), 2.6, 2.8 and 2.9, each Unit (or any portion of a Unit) of a Company Membership Interest issued and outstanding immediately prior to the Effective Time (other than Company Membership Interests to be canceled in accordance with Section 1.10(b)(i)) (in aggregate, the "Total Outstanding Company Membership Interests") shall thereupon be converted automatically into and shall thereafter represent the right of the holder thereof as of the Company Effective Time (the "Merger Member") to receive 1% (or such portion of 1%) of the Aggregate Company Merger Shares, subject to the other terms hereof. As of the Effective Time, each such Unit shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right of the Merger Member holding such Unit to receive the Merger Consideration in respect of such Unit to be issued or paid in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

            (iii)  Conversion of Merger Sub B Membership Interests.    The aggregate of all limited liability company interests of Merger Sub B issued and outstanding immediately prior to the Company Effective Time shall be converted into the right to receive 100 Surviving Company Membership Interests.

        Section 1.11    Intentionally Omitted.

        Section 1.12    MTR Stock Options and Other Stock-Based Awards.

          (a)   Each option or other right to acquire MTR Common Stock granted under any MTR Stock Plan (a "MTR Stock Option") or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable MTR Stock Plan and the award agreement pursuant to which such MTR Stock Option was granted, (ii) cease to represent an option or right to acquire shares of MTR Common Stock, and (iii) shall be converted into an option or right to purchase shares of Parent Common Stock. The number of shares, the exercise price per share of Parent Common Stock, and any other rights of a holder of a converted MTR Stock Option shall be determined in manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to MTR and the Company.

          (b)   Each share of MTR Common Stock subject to vesting, repurchase or lapse restrictions (each a "MTR Restricted Share") that is outstanding under any MTR Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable MTR Stock Plan and the award agreement pursuant to which such MTR Restricted Share was granted and shall be exchanged for one share of Parent Common Stock, and shall remain subject to same restrictions and other terms as are set forth in the MTR Stock Plan and the award agreement pursuant to which such MTR Restricted Share was granted.

          (c)   Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of MTR Common Stock (each a "MTR RSU") that is outstanding under any MTR Stock Plan or otherwise (including any MTR RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of MTR) as of immediately prior to the Effective Time shall, as of the Effective Time whether granted pursuant to a MTR Stock Plan, or any other plan or arrangement, continue to vest or accelerate (if unvested) and be subject to the same terms as provided in the plan and award agreement pursuant to which such MTR RSU was granted and shall be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Parent Common Stock, equal to the number of shares underlying the MTR RSUs held by the grantee immediately prior to the Effective Time.

          (d)   At or prior to the Effective Time, MTR, the MTR Board and its compensation committee, as applicable, and Parent, Parent's Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Sections 1.12(a) through 1.12(c).

          (e)   As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to equity awards converted pursuant to Section 1.12.

        Section 1.13    Tax Consequences.     For federal income tax purposes, it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Code.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

        Section 2.1    Exchange Agent.     Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be mutually agreed by MTR and the Company (the "Exchange Agent"), which agreement shall provide that Parent shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of MTR Common Stock and the Company Membership Interests, as applicable, for exchange in accordance with this Article II, through the Exchange Agent, an aggregate number of shares of Parent Common Stock and cash (including cash in lieu of fractional shares of Parent Common Stock) (such shares of Parent Common Stock and cash, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund") representing the Company Merger Consideration and the MTR Merger Consideration (together, the "Merger Consideration"); provided that for purposes of establishing the Exchange Fund, the number of shares of Parent Common Stock included in the Company Merger Consideration shall be deemed to be the Estimated Aggregate Company Merger Shares minus the amount of the Escrowed Parent Shares (such number of shares, the "Up-Front Company Merger Shares").

        Section 2.2    Delivery of Merger Consideration.

          (a)   At least three (3) Business Days prior to the Effective Time, the Company shall deliver to the Exchange Agent a schedule (the "Merger Member Schedule") setting forth the name, contact information and such other information as the Exchange Agent may reasonably require of each Merger Member and the number of shares of Parent Common Stock (not to exceed in the aggregate the Estimated Aggregate Company Merger Shares) and any cash in lieu of fractional shares of Parent Common Stock that each Merger Member is entitled to receive as of the Effective Time (which shall take into account the operation of the Merger Member Side Agreement). Promptly following the Effective Time, Parent shall cause the Exchange Agent to mail (x) to each Merger Member set forth in the Merger Member Schedule and (y) to each holder of record of certificate(s) representing shares of MTR Common Stock who theretofore has not submitted such holder's Election Form (all such certificates, together with certificate(s) representing shares of MTR Common Stock previously submitted with an Election Form, "Certificates") that were converted into the right to receive the Merger Consideration pursuant to Section 1.10 (i) a letter of transmittal (which shall specify to the holders of Certificates that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent in a form to be mutually agreed upon by Company and MTR (the "Letter of Transmittal"), and (ii) instructions for use in surrendering Certificate(s) for shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(d). In the event that the waivers set forth in Section 5.14 and 5.15 are not obtained, no Election Form shall be required of holders of MTR Common Stock.

          (b)   Upon surrender by a holder of MTR Common Stock to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal or, to the extent received prior to the Election Deadline, a properly completed Election Form, such holder of MTR Common Stock will be entitled to receive (and Parent shall cause the Exchange Agent to deliver to each such holder) promptly after the Effective Time, subject to Sections 2.8 and 2.9, the MTR Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II in respect of the MTR Common Stock represented by such holder's Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the MTR Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

          (c)   Upon receipt by the Exchange Agent of a properly completed Letter of Transmittal by a Merger Member, such Merger Member will be entitled to receive (and Parent shall cause the Exchange Agent to deliver to each such holder) promptly after the Effective Time, subject to Sections 2.8 and 2.9, the number of Up-Front Company Merger Shares and any cash in lieu of fractional shares of Parent Common Stock set forth with respect to such Merger Member in the Merger Member Schedule and otherwise in accordance with the procedures set forth in this Article II.

          (d)   No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate (or affidavits of loss in lieu of such Certificate as provided in Section 2.2(k)) in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of Parent Common Stock issuable with respect to such Certificate.

          (e)   After the Effective Time, there shall be no transfers on the stock transfer books of MTR or the Company of the MTR Common Stock or Company Membership Interests, respectively, that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares or units are presented for transfer to the Exchange Agent, such Certificates shall be canceled and exchanged for the Merger Consideration (and cash in lieu of fractional shares of Parent Common Stock).

          (f)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of MTR Common Stock or Company Membership Interests who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of MTR Common Stock or Company Membership Interests owned by such holder at the Company Effective Time or the MTR Effective Time, respectively, to be converted into shares of Parent Common Stock) by the Implied Price Per Share.

          (g)   Any portion of the Exchange Fund that remains unclaimed by the former stockholders of MTR or former Merger Members as of the first anniversary of the Effective Time may, at Parent's option, be paid to Parent (together with any dividends in respect thereof). In such event, any former holder of MTR Common Stock or Company Membership Interests who has not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on Parent Common Stock deliverable in respect of each such share of MTR Common Stock or each Company Membership Interest such former holder holds as determined pursuant to this Agreement, without any interest thereon. The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at Parent's option, such portion shall be paid to Parent. Notwithstanding the foregoing, none of Parent, MTR, the Company, the Exchange Agent or any other person shall be liable to any former holder of MTR Common Stock or Company Membership Interests for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

          (i)    The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.2(g) and any losses resulting from such investments will be made up by Parent to the extent that such losses cause the total amount of cash in the Exchange Fund to fall below the amount necessary to pay the cash portion of the Merger Consideration.

          (j)    Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of MTR Common Stock or Company Membership Interests, as the case may be, immediately prior to the MTR Effective Time or the Company Effective Time, as the case may be, such amounts as Parent and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld by Parent or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

          (k)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by MTR, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (and cash in lieu of fractional shares of Parent Common Stock) that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

        Section 2.3    Election Procedures.

          (a)   An election form and other appropriate and customary transmittal materials in such form as MTR and the Company shall mutually agree (the "Election Form") shall be mailed thirty-five (35) days prior to the anticipated Closing Date or on such other date as MTR and the Company shall mutually agree (the "Mailing Date") to each holder of record of MTR Common Stock as of the close of business on the fifth Business Day prior to the Mailing Date (the "Election Form Record Date").

          (b)   Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder's MTR Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration ("Stock Election Shares"), (B) the number of shares of such holder's MTR Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration ("Cash Election Shares") or (C) that such holder makes no election with respect to such holder's MTR Common Stock ("No Election Shares"). Any MTR Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the 30th day following the Mailing Date (or such other time and date as MTR and the Company may mutually agree) (the "Election Deadline") shall also be deemed to be No Election Shares.

          (c)   MTR shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of MTR Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline.

          (d)   Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more MTR Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of MTR Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of MTR Common Stock represented by such Election Form shall become No Election Shares and MTR shall cause the applicable Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of MTR or the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, MTR or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

          (e)   Notwithstanding any other provision contained in this Agreement, the aggregate of the Per Share Cash Consideration to be received pursuant to clause (B) of Section 1.10(a)(ii) shall in no event exceed Thirty Million Dollars ($30,000,000.00) (such number of shares, the "Cash Election Shares Limit").

          (f)    Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the former holders of MTR Common Stock of rights to receive the MTR Merger Consideration in accordance with the Election Forms as follows:

              (i)  Cash Oversubscribed. If the total number of the Cash Election Shares is greater than the Cash Election Shares Limit, then:

              (A)  all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

              (B)  the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration ("Stock Designated Shares") such that the aggregate number of shares of MTR Common Stock that will be paid the Per Share Cash Consideration equals the Cash Election Shares Limit, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

              (C)  the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

             (ii)  Cash Not Oversubscribed. If the total number of the Cash Election Shares is less than or equal to the Cash Election Shares Limit, then:

              (A)  all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration; and

              (B)  all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by Parent. For the avoidance of doubt, for purposes of Section 2.3, MTR Restricted Shares shall be treated as MTR Common Stock.

        Section 2.4    Adjustments.     Subject to the provisions of Sections 5.1 and 5.2, in the event that MTR changes the number of shares of MTR Common Stock or securities convertible or exchangeable into or exercisable for shares of MTR Common Stock, or the Company changes the number of Company Membership Interests or securities convertible or exchangeable into or exercisable for Company Membership Interests, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange, or other similar transaction, the Company Ratio and/or MTR Merger Consideration shall be equitably adjusted as appropriate.

        Section 2.5    Uncertificated Shares.     In the case of outstanding shares of MTR Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article II as are necessary or appropriate to implement the same purpose and effect that this Article II has with respect to Company Membership Interests and MTR Common Stock that are represented by Certificates.

        Section 2.6    Company Merger Consideration.

          (a)   Subject to determination and adjustment in accordance with Sections 2.8 and 2.9, respectively, the total consideration (the "Company Merger Consideration") to be paid to the Merger Members in connection with the Company Merger shall be equal to the following amount:

              (i)  the product of (x) the Adjusted Company EBITDA for the twelve months ending on the last day of the most recent month preceding the Closing Date by at least twenty (20) days (the "Report Date") and (y) 6.81, minus

             (ii)  Closing Company Debt, plus

            (iii)  Closing Company Cash, minus

            (iv)  Closing Adjusted Net Working Capital Shortfall (if any), plus

             (v)  Closing Adjusted Net Working Capital Surplus (if any), plus

            (vi)  the $5,000,000 of restricted cash on the Company's balance sheet (if any) relating to the credit support required in connection with the Company's interest in SLJV, plus

           (vii)  the SLJV Component (if any), plus

          (viii)  the MTR Excess Expense Amount (if any).

  The total number (the "Aggregate Company Merger Shares") of shares of Parent Common Stock (after rounding down to the nearest whole share) shall be equal to the quotient obtained by dividing the Company Merger Consideration by the Implied Per Share Price. The "SLJV Component" shall be an amount equal to the following amount:

              (A)  the product of (i) the SLJV-ELLC Percentage and (ii) the difference between the Capital Accounts (as such term is defined in SLJV's operating agreement) of ELLC and the other Member (as such term is defined in SLJV's operating agreement), plus

              (B)  the product of (i) the SLJV-ELLC Percentage and (ii) the product of the Adjusted SLJV EBITDA for the twelve months ending on the Report Date multiplied by 6.81, minus

              (C)  the product of the SLJV-ELLC Percentage and the Closing SLJV Debt, plus

              (D)  the product of the SLJV-ELLC Percentage and the Closing SLJV Cash, plus

              (E)  the product of the SLJV-ELLC Percentage and the Closing SLJV Adjusted Net Working Capital Surplus (if any), minus

              (F)  the product of the SLJV-ELLC Percentage and the Closing SLJV Adjusted Net Working Capital Shortfall (if any), plus

              (G)  the face value of the SLJV Partner Notes.

  The "MTR Excess Expense Amount" means the aggregate of (I) the lesser of the MTR Transaction Expenses and Seven Million Dollars ($7,000,000.00) plus (II) an amount equal to the Excess Regulatory Fee, but only in the event that MTR makes the election contemplated in Section 7.1(c)(iv). The "SLJV-ELLC Percentage" shall equal the quotient obtained by dividing the ownership interests of SLJV directly held by ELLC as of the Closing Date, after taking into effect any transactions permitted pursuant to Section 5.21(a), by the aggregate ownership interests of SLJV outstanding as of the Closing Date.

          (b)   A sample calculation of the Merger Consideration and its components, together with the policies, procedures and methodologies (if any) to be used in calculating the Company Merger Consideration and its components, is set forth on Exhibit A (the "Sample Company Merger Consideration Calculation"). The Company Merger Consideration to be paid at Closing shall be determined in accordance with the Sample Company Merger Consideration Calculation and paid to the Merger Members, pursuant to the terms of this Agreement.

          (c)   Not less than thirteen (13) Business Days prior to the Closing Date (or if such date is within thirteen (13) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), MTR shall prepare and deliver to the Company for its review a report (the "Draft Preliminary MTR Expense Report") setting forth a schedule with a calculation of an estimate of MTR Excess Expense Amount. Not less than ten (10) Business Days prior to the Closing Date (or if such date is within ten (10) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), the Company shall prepare and deliver to Parent for its review a report (the "Draft Preliminary Closing Report") setting forth each of the following: (i) a statement of an estimate of Adjusted Company EBITDA as of the Report Date (the "Estimated Adjusted Company EBITDA"), (ii) an estimated unaudited consolidated balance sheet as of the Closing Date of the Company and the Company Subsidiaries prepared in accordance with GAAP on a basis consistent with the Company Audited Financial Statements, (iii) a statement of an estimate of Closing Company Debt (the "Estimated Closing Company Debt") and of Closing Company Cash (the "Estimated Closing Company Cash"), (iv) a schedule with a calculation of an estimate of Closing Adjusted Net Working Capital (the "Estimated Closing Adjusted Net Working Capital") and any estimated Closing Adjusted Net Working Capital Shortfall or estimated Closing Adjusted Net Working Capital Surplus, as applicable, (v) a schedule with a calculation of the SLJV Component (the "Estimated SLJV Component"), (vi) an estimate of the MTR Excess Expense Amount based on the estimate thereof set forth in the Draft Preliminary MTR Expense Report (the "Estimated MTR Excess Expense Amount"), (vii) a schedule of the calculation, determined in accordance with the Sample Company Merger Consideration Calculation, of the Company Merger Consideration based on such estimates, (viii) the Total Outstanding Company Membership Interests, and (ix) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to each of the foregoing. Parent shall have a reasonable opportunity to discuss the Draft Preliminary Closing Report with the Company and review such report and the underlying books and records of the Company related thereto. If Parent objects to any amount reflected on the Draft Preliminary Closing Report, Parent and the Company shall in good faith attempt to resolve such objection and agree to such amounts prior to the Closing. The "Preliminary Closing Report" shall be (x) the Draft Preliminary Closing Report revised to reflect any modifications agreed to by the Company and Parent and, with respect to any item contained in the Draft Preliminary Closing Report that the parties are unable to resolve, shall be deemed, solely for purposes of determining the Preliminary Closing Report, but subject in all respects to adjustments pursuant to Section 2.9, equal to the quotient obtained by dividing (I) the sum of (A) the estimate prepared in good faith by the Company contained in the Draft Preliminary Closing Report and

  (B) Parent's good faith estimate of such item, by (II) two (2), or (y) if there are no agreed-upon modifications or outstanding disputes, the Draft Preliminary Closing Report shall be the Preliminary Closing Report; provided, however, that the inclusion of, or the failure to include, as applicable, any changes proposed by Parent or the failure by Parent to propose any changes, shall not constitute an acknowledgment by Parent of the accuracy of any item in the Draft Preliminary Closing Report, including but not limited to the Estimated Adjusted Company EBITDA, the Estimated Closing Company Debt, the Estimated Closing Company Cash, the Estimated Closing Adjusted Net Working Capital, the Estimated MTR Excess Expense Amount and the Estimated SLJV Component. The amount of the Merger Consideration as set forth on the Preliminary Closing Report shall be the "Estimated Company Merger Consideration," and the number of shares (rounded down to the nearest whole share) of Parent Common Stock equal to the quotient of the Estimated Company Merger Consideration divided by the Implied Per Share Price shall be the "Estimated Aggregate Company Merger Shares."

          (d)   At 12:01 A.M. (Eastern Time) on the Closing Date (or at such other day or time as mutually agreed by the Parties), the Company shall conduct a physical count of all Cage Cash (and any other Cash required to be counted in connection with the Mergers by any Gaming Authority) held by the Company, the Company Subsidiaries and the Company Gaming Properties (the "Cash Count"). The Cash Count shall be conducted in accordance with the policies, procedures and methodologies set forth on Section 2.6(d) of the Company Disclosure Letter and in this Section 2.6(d). Each of Parent, the Company and the Member Representative shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the Cash Count shall, absent manifest error, be binding on the Parties for the purpose of determining the Closing Adjusted Net Working Capital.

          (e)   Notwithstanding anything in this Agreement to the contrary (including Section 5.1), the Company shall have the right, exercisable in their sole discretion, to pay all or any portion of the expenses or costs incurred by the Company prior to the Closing on the Closing Date. Any payments of such expenses or costs pursuant to this Section 2.2(e) shall, if not previously taken into account in determining the Estimated Company Merger Consideration pursuant to this Section 2.6, be taken into account in the adjustment of the Company Merger Consideration pursuant to Section 2.8.

        Section 2.7    Intentionally Omitted.

        Section 2.8    Escrowed Merger Consideration.

          (a)   On the Effective Time, Parent shall use commercially reasonable efforts to cause its transfer agent for Parent Common Stock (the "Transfer Agent") to electronically transfer, by crediting the account of the prime broker of the Escrow Agent with The Depositary Trust Company ("DTC") through its Deposit/Withdrawal At Custodian system (the "DWAC System"), such number of shares of Parent Common Stock (the "Escrowed Parent Shares") equal to the quotient of $2,000,000 divided by the Implied Per Share Price, which shares the Escrow Agent shall deposit in an escrow account (the "Escrow Account") established in accordance with an escrow agreement to be entered into among Parent, the Member Representative and the Escrow Agent, consistent with the terms set forth in this Agreement and other customary terms and conditions reasonably acceptable to Parent and the Company for similar agreements (the "Escrow Agreement"). The Escrow Agreement shall terminate no sooner than the fifth (5th) Business Day following the final determination of the Adjusted Company Merger Consideration pursuant to Section 2.9. The Escrow Agreement shall provide that Parent is, for federal income tax purposes, the owner of the Escrowed Parent Shares and is taxable on any earnings thereon. If any payment is required to be made to Parent pursuant to this Section 2.8, Parent and the Member

  Representative shall promptly provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to Parent out of the Escrow Account an amount of Parent Common Stock that in the aggregate is equal in value to such required payment, with each share of Parent Common Stock valued for these purposes at the Implied Per Share Price.

          (b)   In the event the Estimated Company Merger Consideration is more than the Adjusted Company Merger Consideration following the determination of the Adjusted Company Merger Consideration and subject to Section 2.9(e), Parent is hereby irrevocably authorized to set off against the Escrow Parent Stock, a number of shares (the "Set-Off Shares") equal to the lesser of (i) the number of shares (the "Parent True-Up Shares") equal to (A) the amount by which the Estimated Company Merger Consideration exceeds the Adjusted Company Merger Consideration divided by (B) the Implied Per Share Price and (ii) the aggregate number of Escrowed Parent Shares. Parent shall use commercially reasonable efforts to cause the Escrow Agent to cause the Set-Off Shares to be electronically transferred, by crediting the account of the prime broker of the Transfer Agent with DTC through its DWAC System for Parent's account within five (5) Business Days following such determination. Any such shares shall be treated as unissued treasury shares of Parent. To the extent that the number of shares of Escrowed Parent Shares exceeds the Set-Off Shares, Parent shall cause the Escrow Agent to release and deliver to each Merger Member its Pro Rata Portion of such excess number of shares of Parent Common Stock within the same five (5) Business Day period.

          (c)   In the event that the Escrow Agent or Parent is to distribute any of the Company Merger Consideration (including any of the Aggregate Company Merger Shares) to the Merger Members (including pursuant to Section 2.8(b) or 2.9(h)), then such Company Merger Consideration shall be distributed to the Merger Members in the proportions set forth in the Merger Member Schedule (such Merger Member's "Pro Rata Portion"). In the event that the Merger Members are required hereunder to return any Company Merger Consideration pursuant to Section 2.9(g), each Merger Member shall have the several obligation to return its Pro Rata Portion of such Company Merger Consideration.

        Section 2.9    Post-Closing Adjustment.

          (a)   Within forty-five (45) days after the Closing Date, Parent shall prepare and deliver to the Member Representative and the Stockholders Representative for their respective review a report (the "Post-Closing Report"), substantially in the form of the Preliminary Closing Report, setting forth each of the following: (i) an unaudited consolidated balance sheet as of the Closing Date of the Company prepared in accordance with GAAP on a basis consistent with the Company Audited Financial Statements, (ii) a statement with Parent's calculations, in accordance with the Sample Merger Consideration Calculation, of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital (which shall take into account any payments made in accordance with Section 2.6(e)), the SLJV Component, and the MTR Excess Expense Amount, and (iii) a schedule with Parent's calculation, determined in accordance with the Sample Company Merger Consideration Calculation, of the Company Merger Consideration and any necessary adjustment to the Estimated Company Merger Consideration, in each case, with supporting calculations, documentation and data setting forth in reasonable detail Parent's calculations with respect to each of the foregoing.

          (b)   During the thirty (30) day period following delivery of the Post-Closing Report to the Member Representative and the Stockholders Representative, Parent shall (i) provide, and cause the Company to provide, the Member Representative, the Stockholders Representative and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the books and records of the Company and MTR and the working papers of Parent, in each case relating to the Post-Closing Report and the matters set forth therein, and

  (ii) cooperate, and cause the Company and MTR to cooperate, with the Member Representative, the Stockholders Representative and their respective Representatives to provide them with other information used in preparing the Post-Closing Report reasonably requested by the Member Representative and their respective Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of Parent, MTR and the Company. The Post-Closing Report shall become final and binding on the thirtieth (30th) day following delivery thereof unless, prior to the end of such period, either the Member Representative or the Stockholders Representative delivers to Parent written notice of its disagreement (each, a "Notice of Disagreement") specifying, in reasonable detail, the nature and amount of any disputed item (a "Disputed Item"), including supporting calculations, documentation and data to support its position. The Member Representative, the Stockholders Representative and Parent shall be deemed to have agreed with all items and amounts in the Post-Closing Report not specifically addressed in a Notice of Disagreement, and such items and amounts shall not be subject to review under Section 2.9(d) or Section 2.9(e).

          (c)   Intentionally Omitted.

          (d)   During the ten (10) Business Day period following delivery of a Notice of Disagreement by either the Member Representative or the Stockholders Representative to Parent, Parent, Stockholders Representative and the Member Representative shall seek in good faith to resolve any Disputed Items. During such ten (10) Business Day period, the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, shall each provide the other and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the working papers of Parent and/or the Member Representative, on the one hand, and Parent and/or the Stockholders Representative, on the other hand, and their respective Representatives relating to such Notice of Disagreement and the Disputed Items, and the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, shall, and shall cause their respective Representatives to, cooperate with the other and their respective Representatives to provide them with other information used in preparation of such Notice of Disagreement or relating to any Disputed Item reasonably requested by the Member Representative or the Stockholders Representative, as applicable, Parent or their respective Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of the Member Representative or Parent, as the case may be. Any Disputed Items resolved and set forth in a written agreement between the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, within such ten (10) Business Day period shall be final and binding on the Parties with respect to such Disputed Items for all purposes hereunder.

          (e)   If the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, have not resolved all Disputed Items by the end of such ten (10) Business Day period, the Member Representative, the Stockholders Representative and Parent (w) shall submit, in writing, such independent public accounting firm as shall be reasonably agreed in writing by the Member Representative, the Stockholders Representative and Parent at such time (the "Independent Accounting Firm"), their respective briefs detailing their respective views as to the correct nature and amount of each remaining Disputed Item and the amounts of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital, the SLJV Component, and the MTR Excess Expense Amount (in each case, if and to the extent disputed); provided, however, that if the Member Representative, the Stockholders Representative and Parent are unable to select such accounting firm within the twenty (20) Business Day period following delivery of a Notice of Disagreement by either the Member Representative or the Stockholders Representative,

  any of the Member Representative, the Stockholders Representative or the Parent may request the New York, New York office of the American Arbitration Association to appoint, within ten (10) Business Days from the date of such request, an independent public accounting firm of national standing; provided, that such firm shall not be the independent auditor of (or, during the five years prior to the date of such request, otherwise is or has been engaged as consultants by, or who otherwise provide services under a contractual arrangement to) Parent, the Company or MTR (the accounting firm so selected shall be the "Independent Accounting Firm"), (x) shall instruct the Independent Accounting Firm to make its determination with respect to such remaining Disputed Items in accordance with the Sample Company Merger Consideration Calculation, (y) shall instruct the Independent Accounting Firm to, and use their respective commercially reasonable efforts to cause the Independent Accounting Firm to, render a written decision resolving such remaining Disputed Items within twenty (20) Business Days following such submission, and (z) shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Independent Accounting Firm in connection with the resolution of such remaining Disputed Items. The Independent Accounting Firm shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only such remaining Disputed Items, (iii) be authorized to resolve such remaining Disputed Items within the range of the difference between Parent's position with respect thereto and the Member Representative's position with respect thereto or the Stockholders Representative's position with respect thereto, as applicable (meaning, for example, that its final determination of any disputed amount will be within (and not outside of) the upper and lower bounds set forth by Parent and the Member Representative or the Stockholders Representative, as applicable, for such amount, except where the Member Representative and the Stockholders Representative have the same Disputed Item, then the larger upper and lower bounds for such amount shall be used), and (iv) shall issue a written report (the "Accountant's Report") setting forth in reasonable detail (A) its determination as to each Disputed Item, (B) its calculation of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital, SLJV Component and MTR Excess Expense Amount based on its determination of such Disputed Items and (C) its calculation of the Company Merger Consideration based thereon, which Accountant's Report shall be accompanied by a certificate from the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.9(e). The Accountant's Report shall be final and binding on the parties for all purposes hereunder, and the parties acknowledge and agree that judgment may be entered upon the Accountant's Report in any competent court. Notwithstanding anything to the contrary in this Agreement, the expenses relating to the engagement of the Independent Accounting Firm shall be paid by Parent. Each party shall bear its own costs (and that of its Representatives) incurred in connection with their preparation or review of the Post-Closing Report and preparation or review of any Notice of Disagreement, as applicable. In the event that either the Member Representative or the Stockholders Representative becomes obligated to pay out-of-pocket costs related to its performance under this Section 2.9, Parent shall pay such expense and documented out-of-pocket costs, and the Adjusted Company Merger Consideration shall be adjusted in accordance with Section 2.9(i). The Escrow Agent shall, within five (5) Business Days following such determination, cause such number of shares to be electronically transferred, by crediting the account of the prime broker of the Transfer Agent with DTC through its DWAC System for Parent's account. Any such shares will be treated as unissued treasury shares of Parent.

          (f)    The Estimated Company Merger Consideration shall be adjusted (the Estimated Company Merger Consideration as so adjusted, the "Adjusted Company Merger Consideration"):

              (i)  downwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Company Debt;

             (ii)  upwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Company Debt;

            (iii)  downwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Company Cash;

            (iv)  upwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Company Cash;

             (v)  downwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Adjusted Net Working Capital;

            (vi)  upwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Adjusted Net Working Capital;

           (vii)  upwards by the amount (if any) equal to the product obtained by multiplying (x) 6.81 by (y) the amount by which the Adjusted Company EBITDA as of the Report Date, as finally determined pursuant to this Section 2.9, is greater than the Adjusted Company EBITDA as of the Report Date, as set forth on the Preliminary Closing Report;

          (viii)  downwards by the amount (if any) equal to the product obtained by multiplying (x) 6.81 by (y) the amount by which the Adjusted Company EBITDA as of the Report Date, as finally determined pursuant to this Section 2.9, is less than the Adjusted Company EBITDA as of the Report Date, as set forth on the Preliminary Closing Report;

            (ix)  downwards by the amount (if any) by which the SLJV Component, as finally determined pursuant to this Section 2.9, is less than the Estimated SLJV Component; and

             (x)  upwards by the amount (if any) by which the SLJV Component, as finally determined pursuant to this Section 2.9, is greater than the Estimated SLJV Component.

            (xi)  downwards by the amount (if any) by which the MTR Excess Expense Amount, as finally determined pursuant to this Section 2.9, is less than the Estimated MTR Excess Expense Amount; and

           (xii)  upwards by the amount (if any) by which the MTR Excess Expense Amount, as finally determined pursuant to this Section 2.9, is greater than the MTR Excess Expense Amount.

          (g)   If the Adjusted Company Merger Consideration is less than the Estimated Company Merger Consideration, then (x) Parent shall have the right to set-off against the Set-Off Shares, and (y) any remaining balance of the Escrowed Parent Shares after such set-off shall be distributed to the Merger Members, in each case, in accordance with Section 2.8(b). If the number of Parent True-Up Shares exceeds the Set-Off Shares (such excess, the "Company Escrowed Shortfall"), then within five (5) Business Days following such determination, Parent shall mail to each Merger Member a statement (the "Parent Shortfall Notice") setting forth (i) the number of shares of the Company Escrowed Shortfall, (ii) such Merger Member's Pro Rata Portion of the Company Escrowed Shortfall (as determined in accordance with Section 2.8(c)), and (iii) the delivery instructions pursuant to which the Merger Members shall return their respective Pro Rata Portion of the Company Escrowed Shortfall to the Transfer Agent within five (5) Business Days following the mailing date of Parent Shortfall Notice in accordance with their respective Merger Member Undertaking.

          (h)   If the Adjusted Company Merger Consideration equals or exceeds the Estimated Company Merger Consideration (the amount of shares equal to the amount of such excess (if any) divided by the Implied Per Share Price, the "Company True-Up Shares"), then Parent shall cause the Escrow Agent, in accordance with Section 2.8, to distribute to each Merger Member its Pro Rata Portion of all of the Escrowed Parent Shares. If the number of Company True-Up Shares is greater than zero, within five (5) Business Days following such determination, Parent shall issue to each Merger Member its Pro Rata Portion (rounded down to the nearest whole number) of the number of shares of Parent Common Stock equal to the Company True-Up Shares.

          (i)    In the event that Parent pays any costs of the Member Representative in accordance with Section 2.9(e), Parent shall set-off such number of shares of Parent Common Stock held in the Escrow Account, in an amount equal to the quotient obtained by dividing the amount of such costs by the Implied Per Share Price and reduce the Adjusted Company Merger Consideration by the same amount. In the event that Parent pays any costs of the Stockholder Representative in accordance with Section 2.9(e) or the monthly retainer of the Stockholder Representative in accordance with Section 8.18(c), Parent shall increase the MTR Transaction Expenses by the amount of such costs or such retainer (as the case may be) for purposes of determining the Adjusted Company Merger Consideration.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the disclosure letter delivered by the Company to MTR prior to the execution of this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall not be deemed disclosure with respect to any other section or subsection of this Agreement), the Company represents and warrants to the MTR Entities as follows:

        Section 3.1    Organization, Standing and Power.

          (a)   Each of the Company, SLJV and their respective Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of the Company and its Subsidiaries is, and at the Effective Time will be, a citizen of the United States, within the meaning of Section 2 of the Shipping Act of 1916, 46 U.S.C. §50501, as amended, eligible to own and operate the Vessel in the coastwise trade of the United States.

          (b)   Section 3.1(b)(i) of the Company Disclosure Letter sets forth a true and complete list of SLJV and each Subsidiary of the Company and SLJV and for each of SLJV and each such Subsidiary, its: state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock, or other equity interests.

          (c)   The Company has previously furnished or otherwise made available to MTR a true and complete copy of the Company's restated articles of formation (the "Company Charter") and operating agreement (the "Company Operating Agreement"), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Operating Agreement in any respect.

          (d)   The Company has previously furnished or otherwise made available to MTR a true and complete copy of each of, SLJV's and each of the Company's and SLJV's Subsidiaries' articles of incorporation or similar formational document (the "Subsidiaries' Charters") and bylaws or similar governing document (the "Subsidiaries' Bylaws"), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither SLJV nor any Subsidiary of the Company or SLJV is in violation of any provision of its Subsidiary Charter or Subsidiary Bylaws in any respect.

        Section 3.2    Capital Stock.     As of the date hereof, the authorized and outstanding Company Membership Interests consist of Membership Interests (as defined in the Company Operating Agreement) of 100%, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights. No Company Membership Interests were held in treasury. As of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (C) there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company, SLJV or any of their respective Subsidiaries to which the Company, SLJV or any of their respective Subsidiaries is a party. Each of the outstanding shares of capital stock of (or other equity interest in) each of SLJV and the Company's and SLJV's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (or other equity interests) are (1) owned by the Company or another wholly-owned Subsidiary of the Company, and (2) free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, "Liens") of any nature whatsoever.

        Section 3.3    Authority.     The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, including the adoption and approval of this Agreement by the holders of at least a majority of the voting power of the outstanding Company Membership Interests (the "Company Member Approval"), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by MTR, Parent, Merger Sub A and Merger Sub B (each a "MTR Entity" and collectively, the "MTR Entities"), constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called at which all of the directors of the Company were present, has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby. As of the date hereof, the Company Member Approval has been obtained by unanimous written consent of the members of the Company and approves this Agreement, the Company Merger and the other transactions contemplated hereby.

        Section 3.4    No Conflict; Consents and Approvals.

          (a)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not

  (i) conflict with or violate the Company Charter or Company Operating Agreement or any of the Subsidiaries' Charters or Subsidiaries' Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company, SLJV or any of their respective Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a "Contract") to which the Company, SLJV or any of their respective Subsidiaries is a party or by which the Company, SLJV or any of their respective Subsidiaries or any of their respective properties are bound.

          (b)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require the Company to obtain any consent, approval, authorization or permit of, action by, or to make any filing with or notification to, any governmental or regulatory authority (including any stock exchange and any Gaming Authority), agency, court, commission, or other governmental body (each, a "Governmental Entity"), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, and under state securities, takeover and "blue sky" Laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the filing with the Nevada Secretary of State of the Company Articles of Merger as required by the NRS and with the Delaware Secretary of State of the MTR Certificate of Merger as required by the DGCL and such filings with Governmental Entities to satisfy the applicable Laws of states in which the Company, SLJV and their respective Subsidiaries are qualified to do business, (iv) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws, and (v) any such consent, approval, authorization, permit, action, filing or notification.

        Section 3.5    Financial Statements.

          (a)   The Company has previously provided MTR with copies of (i) audited consolidated financial statements (the "Company Audited Financial Statements") of the Company (including any related notes thereto) for the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 and (ii) the unaudited consolidated financial statements (the "Company Unaudited Financial Statements") of the Company (including any related notes thereto) for any period subsequent to December 31, 2012. The Company Audited Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The Company Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

          (b)   The Company has previously provided MTR with copies of (i) audited consolidated financial statements (the "SLJV Audited Financial Statements") of SLJV (including any related notes thereto) for the fiscal years ended December 31, 2010, December 31, 2011 and

  December 31, 2012 and (ii) the unaudited consolidated financial statements (the "SLJV Unaudited Financial Statements") of SLJV (including any related notes thereto) for any period subsequent to December 31, 2012. The SLJV Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of SLJV and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The SLJV Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of SLJV and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

          (c)   The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals.

          (d)   SLJV maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals.

        Section 3.6    No Undisclosed Liabilities.     Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company's consolidated balance sheet as of December 31, 2012, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement. Since January 1, 2013, neither the Company nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with other Persons, that may have a current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company and its Subsidiaries.

        Section 3.7    Certain Information.     None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Mergers will be registered with the SEC (the "Registration Statement"), including the proxy statement to be sent to the stockholders of MTR in connection with the MTR Stockholders Meeting (such proxy statement, as amended or supplemented, the "Proxy Statement"), will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the MTR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by MTR or its subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement.

        Section 3.8    Absence of Certain Changes or Events.     Since January 1, 2013 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company, SLJV and their respective Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect.

        Section 3.9    Litigation.     (a) There is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an "Action") pending or, to the knowledge of the Company, threatened against the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets or any Action by any Governmental Entity, (b) no Governmental Entity has since January 1, 2010, challenged or questioned in writing the legal right of the Company, SLJV or any of their respective Subsidiaries to conduct its operations as presently or previously conducted, and (c) none of the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets is or are subject to any judgment, order, injunction, ruling or decree of any Governmental Entity (other than orders issued by Gaming Authorities under applicable Gaming Laws).

        Section 3.10    Compliance with Laws.     Except with respect to ERISA, Environmental Matters and Taxes (which are the subject of Sections 3.11, 3.12, 3.13 and 3.14, respectively) and Gaming Laws, the Company, SLJV and each of their respective Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound. The Company, SLJV and each of their respective Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound. Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company, SLJV and their respective Subsidiaries have been and are in compliance with all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, "Permits") necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All Permits are in full force and effect. None of the Company, SLJV or any of their respective Subsidiaries or any of their respective directors or officers or, to the Company's knowledge, any of their respective employees or agents for or on behalf of the Company, SLJV or their respective Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended (the "Foreign Corrupt Practices Act"), or any other applicable Laws or any conventions to which the Company, SLJV and their respective Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

        Section 3.11    Benefit Plans.

          (a)   The Company has provided to MTR a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), "multiemployer plans" (within the meaning of ERISA Section 3(37)), and all membership purchase, option to purchase membership interests, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of the Company, SLJV or their respective Subsidiaries has any present or future right to compensation or benefits or the Company, SLJV or their respective Subsidiaries has had or has any liability (contingent or otherwise). All such plans, agreements, programs, policies and arrangements are collectively referred to as the "Company Plans." With respect to each Company Plan, the Company has furnished or made available to MTR a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the "IRS"), if applicable, (iii) any summary plan description and other equivalent written communications by the Company, SLJV or their respective Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) if applicable, for the two most recent years the Form 5500 and attached schedules.

          (b)   With respect to the Company Plans:

              (i)  each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan;

             (ii)  all contributions required to be made under the terms of any Company Plan have been timely made;

            (iii)  each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the Company's knowledge, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

            (iv)  no Company Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;

             (v)  no Company Plan is a "multiemployer plan" (within the meaning of Section 3(37) of ERISA);

            (vi)  the Company, SLJV and their respective Subsidiaries do not maintain any Company Plan that is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company, SLJV and their respective Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction, as a result of such administration and operation;

           (vii)  no Company Plan provides, or reflects or represents any liability of any of the Company, SLJV and their respective Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law, and none of the Company, SLJV any of their respective Subsidiaries or any entity, trade or business, whether or not incorporated, that together with the Company, SLJV or any of their respective Subsidiaries, would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA (an "ERISA Affiliate") has any liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

          (viii)  no Company Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event). No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any Company Plan will be an "excess parachute payment," as such term is defined in Section 280G(b)(1) of the Code. The Company is not obligated to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code;

            (ix)  each Company Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code (a "Nonqualified Deferred Compensation Plan") subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith reasonable interpretation of (A) Section 409A of the Code and (B)(I) proposed and final regulations thereunder and (II) IRS Notice 2005-1 and other IRS guidance (clauses (A) and (B), together, the "409A Authorities"). No Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the "AJCA"), has been "materially modified" within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities; and

             (x)  there are no Actions, audits or inquiries pending, or, to the knowledge of the Company, threatened (other than routine claims for benefits) against any, or with respect to, any Company Plan or fiduciary thereto or against the assets of any such Company Plan.

        Section 3.12    Labor Matters.

          (a)   The Company has provided to MTR information setting forth, with respect to each current or former employee of the Company or any of its Subsidiaries (each a "Company Employee") and each current or former employee of SLJV or any of its Subsidiaries (collectively, the "Combined Company Employees") (including any Combined Company Employee who is on a leave of absence or on layoff status subject to recall): (i) the identification number of such Combined Company Employee; (ii) such Combined Company Employee's title or position; (iii) such Combined Company Employee's current base salary; and (iv) whether such Combined Company Employee is classified as exempt or non-exempt.

          (b)   The employment of each of the Combined Company Employees is terminable by the respective Company, SLJV or Subsidiary, as applicable, at will without any notice or severance obligation or other cost or liability to the respective Company, SLJV or Subsidiary.

          (c)   Each of the Company, SLJV and their respective Subsidiaries is in compliance with all applicable visa and work permit requirements with respect to any Combined Company Employee, consultant, contractor or other non-employee service provider.

          (d)   Each of the Company, SLJV and their respective Subsidiaries is in compliance with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each Combined Company Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

          (e)   Each of the Company, SLJV and their respective Subsidiaries since January 1, 2010, has complied, and is in compliance, in all respects with all applicable Laws, order, judgment, injunction, rule or decree and Contracts (if any) respecting the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 (the "WARN Act") or any other comparable Law that applies to mass layoffs and/or plant closings to which the Company, SLJV or any of their respective Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

          (f)    (i) As of the date hereof, none of the Company's, SLJV's or any of their respective Subsidiaries' current officers or senior property managers has given the Company, SLJV or any of their respective Subsidiaries, as applicable, written notice terminating his or her employment with the Company, SLJV or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, the Company, SLJV or such Subsidiary; (ii) to the Company's knowledge, no Combined Company Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any order, judgment, injunction, rule or decree, which in each case would reasonably be expected to have any effect on (A) the performance by such Person of any of his or her duties or responsibilities for the Company, SLJV or such Subsidiary, or (B) the Company's, SLJV's or such Subsidiary's business or operations; and (iii) to the Company's knowledge, no current Combined Company Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Combined Company Employee, consultant, contractor or any other non-employee service provider to be employed or retained by the Company, SLJV or such Subsidiary.

          (g)   None of the Company, SLJV or any of their respective Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union or labor organization and no collective bargaining agreement is currently being negotiated by the Company, SLJV or any of their respective Subsidiaries. To the knowledge of the Company, since January 1, 2010, there have not been any activities or proceedings of any labor union, Combined Company Employee or group of Combined Company Employees of the Company, SLJV or any of their respective Subsidiaries to organize any employees including, but not limited to, the solicitation of cards from Combined Company Employees to authorize representation by any labor union, works council or labor organization or any written or oral demand for recognition. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein.

          (h)   There is not now, nor has there been since January 1, 2010, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company, SLJV or any of their respective Subsidiaries.

          (i)    The Company, SLJV and each of their respective Subsidiaries are, and at all times since January 1, 2010, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, leaves of absences, layoffs, and workers' compensation, in each case, with respect to its Combined Company Employees. The Company, SLJV and each of their respective Subsidiaries are, and at all times since January 1, 2010, have been, in compliance with all applicable Laws governing the classification of Combined Company Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt. None of the Company, SLJV or any of their respective Subsidiaries is delinquent to, or has failed to pay, any of its Combined Company Employees, consultants or independent contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals that would reasonably be expected to result in any liability.

          (j)    Except as listed in Section 3.12(j) of the Company Disclosure Letter, there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of the Company, threatened involving any Combined Company Employee, consultant, contractor or any other non-employee service provider. There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending or, to the knowledge of the Company, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Body against the Company, SLJV or any of their respective Subsidiaries pertaining to any Combined Company Employee, consultant, or independent contractor.

        Section 3.13    Environmental Matters.

          (a)   Except as set forth in Section 3.13 of the Company Disclosure Letter or the environmental assessments made available on the Datasite: (i) the Company, SLJV and each of their respective Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by the Company, SLJV or any of their respective Subsidiaries, and, to the knowledge of the Company, no Materials of Environmental Concern were present under any property formerly owned or operated by or from the Company, SLJV or any of their respective Subsidiaries during the period of time any such property was owned or operated by or from the Company, SLJV or any of their respective Subsidiaries, in any event, except under circumstances that are not reasonably likely to result in liability of the Company, SLJV or any of their respective Subsidiaries under any applicable Environmental Law; (iii) none of the Company, SLJV or any of their respective Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or any similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) none of the Company, SLJV or any of their respective Subsidiaries has received any written claim or complaint, or is presently subject to any Action, relating to noncompliance with any Environmental Laws or any other liabilities arising under, relating to, or pursuant to Environmental Laws ("Environmental Action"), and, to the knowledge of the Company, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action. The Company has made available to MTR on the Datasite true and complete copies of all items identified on Section 3.13 of the Company Disclosure Letter.

          (b)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

        Section 3.14    Taxes.

          (a)   All Tax Returns required by applicable Law to be filed by or on behalf of the Company, SLJV or any of their respective Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects. There is no outstanding claim in writing by any Governmental Entity where the Company, SLJV or any of their respective

  Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

          (b)   None of the Company, SLJV or any of their respective Subsidiaries is delinquent in the payment of any Tax (including Taxes required to have been withheld by the Company, SLJV or any of their respective Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the Company Audited Financial Statements or the SLJV Audited Financial Statements, as applicable.

          (c)   No Liens for Taxes exist with respect to any assets or properties of the Company, SLJV or any of their respective Subsidiaries, except for statutory Liens for Taxes not yet delinquent.

          (d)   There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company, SLJV or any of their respective Subsidiaries with respect to any amount of Tax. None of the Company, SLJV or any of their respective Subsidiaries is subject to any outstanding waiver or extension of the statute of limitations in respect of Taxes. None of the Company, SLJV or any of their respective Subsidiaries has engaged in a "listed transaction" or "transaction of interest" as defined in Treasury Regulations Section 1.6011-4(b)(2).

          (e)   To the extent relevant to the Company, the Company, SLJV and each of their respective Subsidiaries are and have been in compliance in all respects with all applicable (i) transfer pricing Laws and (ii) terms and conditions of any Tax exemption, holiday or other similar incentive agreement, arrangement or order granted or issued to the Company, SLJV or any of their respective Subsidiaries.

          (f)    None of the Company, SLJV or any of their respective Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by the Company, SLJV or any of their respective Subsidiaries prior to the Closing Date without the consent of MTR; or (ii) "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax law) executed on or prior to the Closing Date without the consent of MTR.

          (g)   None of the Company, SLJV or any of their respective Subsidiaries has taken or agreed to take any action nor is the Company aware of any agreement, plan or other circumstance that would prevent the Mergers from qualifying as an exchange within the meaning of Section 351 of the Code.

          (h)   Notwithstanding anything in this Agreement to the contrary, the representations in this Section 3.14, and the representations pertaining to the Code in Section 3.11, are the only representations in this Agreement with respect to Taxes.

        Section 3.15    Contracts.

          (a)   Section 3.15 of the Company Disclosure Letter identifies each Contract that constitutes a Company Material Contract (as defined below) (other than Company Material Contracts described in (a)(ii) below), an accurate and complete copy of each of which (other than Company Material Contracts described in (a)(ii) below) has been provided or made available to MTR by the Company on the Datasite. For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which the Company, SLJV or any of their Subsidiaries has ongoing rights or obligations will be deemed to constitute a "Company Material Contract":

              (i)  any Contract that, by its terms, requires payments by the Company, SLJV or any of their respective Subsidiaries in excess of $200,000 in the aggregate for remainder of the stated term of such Contract, other than those that are terminable by the Company, SLJV or any of their respective Subsidiaries on no more than ninety (90) days' notice and without liability or financial obligation to the Company, SLJV or any of their respective Subsidiaries;

             (ii)  any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $200,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for the Company, SLJV or direct or indirect wholly owned Subsidiaries of the Company or SLJV, in each case, in the ordinary course of business consistent with past practice;

            (iii)  any Contract limiting, in any respect, the freedom of the Company, SLJV or any of their respective Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any material Intellectual Property owned by the Company, SLJV or any of their respective Subsidiaries;

            (iv)  any Contract pursuant to which the Company, SLJV or any of their respective Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company, SLJV or a Subsidiary thereof) any real property that by the Contract's terms requires payment or receipt, as the case may be, in excess of $200,000, and any executory Contract for the sale or purchase of any real property;

             (v)  any Contract with any of the Company's, SLJV's or any of their respective Subsidiaries' officers, directors, employees, principal shareholders or Persons who, to the knowledge of the Company, are controlled thereby, or, to the knowledge of the Company, any member of such Persons' immediate families, other than any written employment, consulting, management services agreement or other compensation or benefit plan with the Company or SLJV, or the Company's, SLJV's or their respective Subsidiaries' written employee policies and procedures;

            (vi)  any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by the Company, SLJV or any of their respective Subsidiaries, and all Contracts pursuant to which the Company or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to the Company, SLJV or any of their respective Subsidiaries for an amount not in excess of $200,000 in any case over the term of the applicable Contract; or

           (vii)  any employment Contract with the Company, SLJV or any of their respective Subsidiaries and any Contract with any labor union.

          (b)   Each Company Material Contract is valid and in full force and effect, and is enforceable against the Company, SLJV and their respective Subsidiaries (and to the knowledge of the

  Company is enforceable against each other party thereto) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, except to the extent that they have previously expired in accordance with their terms.

          (c)   (i) None of the Company, SLJV or their respective Subsidiaries has violated or breached, or committed any default under, any Company Material Contract; (ii) to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Material Contract; and (iii) none of the Company, SLJV or their respective Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible violation or breach of, or default under, any Company Material Contract.

        Section 3.16    Insurance.     (a) The Company, SLJV and each of their respective Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all material insurance policies of the Company, SLJV and their respective Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and (c) none of the Company, SLJV or any of their respective Subsidiaries is in breach or default of, and none of the Company, SLJV or any of their respective Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

        Section 3.17    Real Property; Personal Property.

          (a)   Section 3.17(a) of the Company Disclosure Letter contains a list of each parcel of real property owned by the Company, SLJV and their respective Subsidiaries (the "Company Owned Real Property"), and describes the record owner thereof as of the date hereof. The Company has made available to MTR true and complete copies of the most recent title insurance policies and surveys for the Company Owned Real Property in the possession of the Company or any of its Subsidiaries. Except as set forth on Section 3.17(a) of the Company Disclosure Letter:

              (i)  Each of the Company and SLJV (or any Subsidiary, as applicable) has good, valid and marketable title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens.

             (ii)  None of the Company, SLJV or any of their respective Subsidiaries has leased or licensed any portion of the Company Owned Real Property.

            (iii)  None of the Company, SLJV or any of their respective Subsidiaries has since January 1, 2009 received any written notice from any Governmental Entity or other Person asserting a violation or alleged violation of applicable Laws with respect to the Company Owned Real Property.

            (iv)  None of the Company, SLJV or any of their respective Subsidiaries is currently challenging, pursuing any appeals, or in the process of settling with any Governmental Entity regarding the amount of Taxes on, or the assessed value of, the Company Owned Real Property.

             (v)  None of the Company, SLJV or any of their respective Subsidiaries has received any written claim asserting adverse possession by any Person with respect to the Company Owned Real Property.

            (vi)  To the Company's knowledge, no portion of the Company Owned Real Property is subject to any Action for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Entity, and no such sale, condemnation, expropriation or taking has been proposed or threatened.

           (vii)  None of the Company, SLJV or any of their respective Subsidiaries is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the Company Owned Real Property or any portion thereof or interest therein.

          (viii)  None of the Company, SLJV or any of their respective Subsidiaries has caused any work or improvements to be performed upon or made to any of the Company Owned Real Property for which there remains outstanding payment obligations of more than $200,000 in the aggregate.

            (ix)  All certificates of occupancy and, the Company's knowledge, other permits or approvals legally required with respect to the improvements on any of the Company Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

          (b)   Section 3.17(b) of the Company Disclosure Letter contains a list of each parcel of real property (the "Company Leased Real Property" and, together with the Company Owned Real Property, the "Company Real Property") subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests with respect to a Company Leased Real Property by the Company, SLJV and their respective Subsidiaries (collectively, the "Company Leases"), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses of the premises subject thereto, the date of such Lease and each amendment thereto, and the aggregate annual rent. The Company has made available to MTR true and complete copies of all Company Leases, including all amendments and agreements thereto, and the Company Leases set forth on Section 3.17(b) of the Company Disclosure Letter constitute the entire agreement between the Company, SLJV or any of their respective Subsidiaries, on the one hand, and each landlord or sublandlord, on the other hand, with respect to the Company Leased Real Property.

              (i)  The Company Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to the Company, SLJV or any of their respective Subsidiaries, as applicable, and, to the Company's knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or Law. There does not exist (x) under any Lease any material default by the Company, SLJV or any of their respective Subsidiaries or, to the Company's knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by the Company, SLJV or any of their respective Subsidiaries or, to the Company's knowledge, by any other Person.

             (ii)  The consummation of the transactions contemplated by this Agreement will not, in connection with such Company Leases, (A) impose any penalty or additional fee upon the Company, SLJV or any of their respective Subsidiaries or the Company as the surviving limited liability company and as successor in interest to the Company, or (B) cause a breach or default with respect to any Lease.

            (iii)  The Company, SLJV or any of their respective Subsidiaries is the holder of the tenant's interest under each of the Company Leases and none of the Company, SLJV or any of their respective Subsidiaries has assigned the Company Leases or subleased all or any portion of the premises leased thereunder. None of the Company, SLJV or any of their respective Subsidiaries has made any alterations, additions or improvements to the premises leased under the Company Leases that are expressly required to be removed pursuant to the applicable Lease at the termination of the applicable Lease term.

          (c)   All improvements on the Company Real Property owned by, leased to, or used by the Company, SLJV or any of their respective Subsidiaries (i) to the knowledge of the Company substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of the Company, such Company Real Property is zoned for the various purposes for which the Company Real Property and improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such improvements by the Company and (iii) together with all Company Real Property and other tangible personal property and assets owned, leased and used by the Company, SLJV or any of their respective Subsidiaries, are adequate and sufficient for the operation of the business of the Company as presently conducted.

          (d)   The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased, or used by the Company, SLJV or any of their respective Subsidiaries are (i) to the knowledge of the Company, in good operating condition, subject to normal wear and tear, (ii) are reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all respects with, and are being operated and otherwise used in compliance with, all applicable Laws.

          (e)   Each of the Company, SLJV and their respective Subsidiaries owns and has good and valid title to all of their respective owned tangible personal property and assets, good and merchantable title to the Vessel, and has valid leasehold interests in all of its leased properties and assets, used or held for use in their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which do not affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned tangible personal property, the Vessel and the leased property. The Vessel is currently documented with, and has current and valid certificate of inspection issued by, the United Stated Coast Guard. Section 3.17(e) of the Company Disclosure Letter is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company to any third party since January 1, 2011 relating to the physical condition of the Vessel and the improvements thereto and compliance with all Laws with respect thereto, and the Company has made available true, correct and complete copies of such reports, studies and related documentation to MTR. The Vessel is in sufficient condition and repair and is adequate for the use, occupancy and operation of the business of the Company and Eldorado Casino Shreveport Joint Venture, a Louisiana general partnership and a wholly-owned Subsidiary of the Company, conducted thereat. To the Company's knowledge, the improvements situated on the Vessel are free from structural defects and violations of Laws applicable thereto. No representation is made under this Section 3.17 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.18.

        Section 3.18    Intellectual Property.

          (a)   Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Registered IP. To the knowledge of the Company, no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the Company Registered IP.

  All Company Registered IP is solely and exclusively owned by the Company, SLJV or one of their respective Subsidiaries free and clear of all Liens, and none of the Company, SLJV or any of their respective Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

          (b)   Each of the Company, SLJV and their respective Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of the Company, SLJV and their respective Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

          (c)   To the knowledge of the Company, the business of the Company, SLJV and their respective Subsidiaries as currently conducted does not infringe or misappropriate, in a manner that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person. None of the Company, SLJV or any of their respective Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved and that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person. None of the Company, SLJV or any of their respective Subsidiaries has issued any notice or claim since January 1, 2010 that a third Person is misappropriating or infringing any Owned Company Intellectual Property and no Owned Company Intellectual Property is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any use or licensing thereof by the Company, SLJV or any of their respective Subsidiaries.

          (d)   The Company, SLJV or their respective Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned Company Intellectual Property, free and clear of all Liens, and have not granted any license, covenant, release, immunity or other right with respect to any Owned Company Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities. All of the Company Intellectual Property that is necessary to the business or operations of the Company, SLJV and their respective Subsidiaries, and that is not Owned Company Intellectual Property (the "Licensed Company Intellectual Property") is duly and validly licensed to the Company, SLJV or their respective Subsidiaries pursuant to a valid and enforceable contract. For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 3.18(c). Following the Closing, the Company as the surviving limited liability company will own or have, and will be permitted to exercise, the same rights that the Company, SLJV and their respective Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company, SLJV or their respective Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred.

          (e)   To the knowledge of the Company, each of the Company, SLJV and their respective Subsidiaries has (i) complied in all respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure, and use of Personal Information; and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of the Company, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of by the Company, SLJV or any of their respective Subsidiaries. To the knowledge of the Company, since January 1, 2009, no Person

  (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of any of the Company, SLJV or their respective Subsidiaries. None of the execution, delivery, or performance of this Agreement or the consummation of the Mergers or other transactions contemplated herein will or reasonably would be expected to result in any material violation of any privacy policy of the Company, SLJV and their respective Subsidiaries or any applicable Law pertaining to privacy, data security, or Personal Information.

        Section 3.19    State Takeover Statutes.     None of the requirements or restrictions of any "fair price," "moratorium," "acquisition of controlling interest," "combinations with interested stockholders" or similar anti-takeover Law (collectively, the "Takeover Laws") enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

        Section 3.20    Affiliate Transactions.     Except for directors' and employment-related Company Material Contracts identified in Section 3.15 of the Company Disclosure Letter, as of the date hereof, no executive officer or director of the Company is a party to any Company Material Contract with or binding upon the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company, SLJV or any of their respective Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months.

        Section 3.21    Brokers.     No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, SLJV or any of their respective Subsidiaries.

        Section 3.22    Licensability.     None of the Company, SLJV any of their respective Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the MTR Entities for a Gaming Approval by a Gaming Authority, or, to the Company's knowledge, any holders of the Company's equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the "Company Licensing Affiliates"), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. The Company, SLJV, their respective Subsidiaries, and each of their respective Company Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the "Company Licensed Parties") is in good standing in each of the jurisdictions in which such Company Licensed Party owns, operates, or manages gaming facilities. To the Company's knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Company Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Company Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

        Section 3.23    Compliance with Gaming Laws.

          (a)   Each of the Company Licensed Parties, and to the Company's knowledge, each of the Company Licensed Parties' directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers, holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the Company Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to impair or delay the Closing. Each of the Company Licensed Parties, and to the knowledge of the Company, each of the Company Licensed Parties' respective directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, "Company Management Principals"), is in compliance with the terms of such Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to impair or delay the Closing. None of the Company, SLJV or any of their respective Subsidiaries, or any of their respective Company Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to the Company, SLJV, their respective Subsidiaries, or any of their respective Company Licensing Affiliates or Company Management Principals that is pending, and, to the knowledge of the Company, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not impair or delay the Closing.

          (b)   No Company Licensed Party, and no Company Licensing Affiliate or Company Management Principal of any Company Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more. To the knowledge of the Company, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Company Licensed Parties, or any of their respective Company Licensing Affiliates or Company Management Principals. None of the Company Licensed Parties, and none of their respective Company Licensing Affiliates or Company Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

        Section 3.24    Full Disclosure.     No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Letter delivered by the Company prior to the execution of this Agreement or any certificate or other document furnished or to be furnished to MTR pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
MTR ENTITIES

        Except as set forth in the disclosure letter delivered by MTR to the Company prior to the execution of this Agreement (the "MTR Disclosure Letter") (it being agreed that disclosure of any information a particular section or subsection of the MTR Disclosure Letter shall not be deemed disclosure with respect to any other section or subsection of this Agreement), MTR, Parent, Merger Sub A and Merger Sub B, jointly and severally, represent and warrant to the Company as follows:

        Section 4.1    Organization, Standing and Power.

          (a)   MTR and each of its Subsidiaries (i) is a limited liability company or corporation, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of those Subsidiaries of MTR identified in Section 4.1(a) of the MTR Disclosure Letter as being dormant does not have any material operations, any material assets, or, to the knowledge of MTR, any material liabilities.

          (b)   MTR has previously furnished to the Company a true and complete copy of the organizational and governing documents of MTR and each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither MTR nor any of its Subsidiaries is in violation of any provision of its organizational or governing documents.

        Section 4.2    Authority.     Each MTR Entity has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the MTR Entities and the consummation by the MTR Entities of the transactions contemplated hereby have been duly authorized by the Boards of Directors of each MTR Entity, and no other corporate proceedings on the part of any MTR Entity are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Mergers to the filing of the Company Articles of Merger with the Nevada Secretary of State as required by the NRS and the filing of the MTR Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by each MTR Entity and, assuming the due authorization, execution and delivery by the Company and the Member Representative, constitutes a valid and binding obligation of each MTR Entity, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity).

        Section 4.3    No Conflict; Consents and Approvals.

          (a)   The execution, delivery and performance of this Agreement by the MTR Entities, and the consummation by the MTR Entities of the transactions contemplated hereby, do not and will not (i) conflict with or violate the organizational or governing documents of any MTR Entity, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to MTR or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which MTR or any of its Subsidiaries is a party or by which MTR or any of its Subsidiaries or any of their respective properties are bound.

          (b)   The execution, delivery and performance of this Agreement by the MTR Entities, and the consummation by the MTR Entities of the transactions contemplated hereby, do not and will not require the MTR Entities to obtain any consent, approval, authorization or permit of, action by, or to make filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and "blue sky" Laws, (ii) the filings required under the HSR Act, (iii) such filings and other action as are necessary to obtain all required Gaming Approvals, (iv) such filings as necessary to comply with the applicable requirements of Nasdaq, (v) the filing with the Nevada Secretary of State of the Company Articles of Merger as required by the NRS and the filing with the Delaware Secretary of State of the MTR

  Certificate of Merger as required by the DGCL, (vi) any consent required under the MTR Credit Agreement or the MTR Senior Indenture, and (vii) any such consent, approval, authorization, permit, action, filing or notification.

        Section 4.4    Certain Information.     None of the information supplied or to be supplied by MTR or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the MTR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the MTR Entities make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Registration Statement.

        Section 4.5    Litigation.     (a) There is no Action pending or, to the knowledge of MTR, threatened against MTR or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, (b) no Governmental Entity has since January 1, 2010, challenged or questioned in writing the legal right of MTR or any of its Subsidiaries to conduct its operations as presently or previously conducted, and (c) neither MTR nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

        Section 4.6    Ownership and Operations of MTR Entities.

          (a)   Parent is a wholly owned subsidiary of MTR that was formed solely for the purpose of engaging in the Mergers, and each of Merger Sub A and Merger Sub B is a wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Mergers. Since the date of their respective incorporation or organization, as applicable, and prior to the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, each of Parent, Merger Sub A and Merger Sub B has not incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The duly authorized capital stock of MTR consists of 100,000,000 shares of MTR Common Stock, and as of June 30, 2013, 27,928,641 shares were validly issued and outstanding, fully paid and nonassessable. The duly authorized capital stock of Parent consists of 100 shares of Parent Common Stock, 50 shares of which are validly issued and outstanding, fully paid and nonassessable. The duly authorized capital stock of Merger Sub A consists of 100 shares of common stock, par value $0.01 per share, 25 shares of which are validly issued and outstanding, fully paid and nonassessable. All of the outstanding membership interests of Merger Sub B are validly issued, fully paid and nonassessable. All of the issued and outstanding shares of capital stock of Parent and Merger Sub A and membership interests of Merger Sub B are, and immediately prior to the Effective Time will be, owned directly or indirectly by MTR.

          (b)   Section 4.6(b) of the MTR Disclosure Letter sets forth a true and complete list of each Subsidiary of MTR and for each such Subsidiary, its: state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock, or other equity interests. Each of the outstanding shares of capital stock of (or other equity interest in) each of MTRs Subsidiaries is (except as provided in such Subsidiary's operating agreement or comparable governing document) duly authorized, validly issued, fully paid and nonassessable and all such shares are (1) owned by MTR or another wholly-owned Subsidiary of MTR, and (2) free and clear of all Liens of any nature whatsoever, except for those provided in such Subsidiary's operating agreement or comparable governing document.

          (c)   As of the date of this Agreement, except as otherwise required by this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of Parent, Merger Sub A or Merger Sub B, (2) securities of Parent, Merger Sub A or Merger Sub B convertible into or exchangeable for shares of capital stock or voting securities of Parent, Merger Sub A or Merger Sub B or (3) options or other rights to acquire from Parent, Merger Sub A or Merger Sub B, and no obligation of Parent, Merger Sub A or Merger Sub B to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, Merger Sub A or Merger Sub B, (B) there are no outstanding obligations of Parent, Merger Sub A or Merger Sub B to repurchase, redeem or otherwise acquire any of its capital stock, voting securities or securities convertible into or exchangeable for its capital stock or voting securities, and (C) there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party.

        Section 4.7    SEC Reports; Financial Statements.

          (a)   MTR has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the "SEC") since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed since January 1, 2010 and prior to the date hereof, collectively, the "MTR SEC Documents"). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the MTR SEC Documents complied as to form in all respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the MTR SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b)   The audited consolidated financial statements of MTR (including any related notes thereto) included in MTR's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of MTR and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of MTR (including any related notes thereto) included in MTR's Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2012 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all respects the consolidated financial position of MTR and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

          (c)   MTR maintains disclosure controls and procedures (as defined in Rules 13a-15(e), and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to MTR, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of MTR by others within those entities and that all material information required to be disclosed by MTR in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

          (d)   MTR maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals. MTR's management has completed an assessment of the effectiveness of MTR's system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2012, and such assessment concluded that such controls were effective and MTR's independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that MTR maintained effective internal control over financial reporting as of December 31, 2012. To the knowledge of MTR, since January 1, 2013, none of MTR, its Subsidiaries or MTR's independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by MTR and its Subsidiaries; (B) any illegal act or fraud related to the operations or business of MTR or its Subsidiaries, whether or not material, that involves MTR's management; or (C) any claim or allegation regarding any of the foregoing.

          (e)   As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the MTR SEC Documents.

          (f)    MTR is in compliance in all respects with the applicable rules, regulations and applicable listing requirements of the NASDAQ Stock Market, and has not since January 1, 2010 received any notice asserting any non-compliance with any of the foregoing.

        Section 4.8    Vote/Approval Required.     Assuming the presence of a quorum at the MTR Stockholders Meeting, this Agreement will be adopted upon the receipt of the affirmative vote of a majority of the outstanding shares of MTR Common Stock entitled to vote thereon, in person or by proxy, at the MTR Stockholders Meeting (the "MTR Stockholder Approval"). No other vote or consent of the holders of any class or series of capital stock of MTR is necessary to approve this Agreement or the MTR Merger or the other transactions contemplated hereby. The vote or consent of MTR as the sole stockholder of Parent and Merger Sub A and the sole member of Merger Sub B (each of which shall have occurred prior to the Effective Time) are the only votes or consents of the holders of any class or series of capital stock of the other MTR Entities necessary to approve this Agreement and the Mergers and the other transactions contemplated hereby.

        Section 4.9    Brokers.     No broker, investment banker, financial advisor or other Person, other than Macquarie Capital, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the MTR Entities. MTR has provided to the Company a complete and correct copy of all contracts between MTR and Macquarie Capital pursuant to which Macquarie Capital would be entitled to any payment relating to the Mergers or other transactions contemplated herein or otherwise.

        Section 4.10    Compliance with Laws.     Except with respect to Taxes, ERISA and Environmental Matters (which are the subject of Sections 4.13, 4.14, 4.15, and 4.16, respectively) and Gaming Laws, MTR and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound. MTR and each of its Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound. Except with respect to Environmental Laws (which are the subject of Section 4.16), MTR and its Subsidiaries have been and are in compliance with all Permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All Permits are in full force and effect. Neither MTR nor any of its Subsidiaries nor any of their respective directors or officers nor, to MTR's knowledge, any of their respective employees or agents for or on behalf of MTR or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which MTR and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

        Section 4.11    Licensability.     None of MTR, any of its Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the MTR Entities for a Gaming Approval by a Gaming Authority, or, to MTR's knowledge, any holders of MTR's capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the "MTR Licensing Affiliates"), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. MTR, its Subsidiaries, and each of their respective MTR Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the "MTR Licensed Parties") is in good standing in each of the jurisdictions in which such MTR Licensed Party owns, operates, or manages gaming facilities. To MTR's knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the MTR Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the MTR Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

        Section 4.12    Compliance with Gaming Laws.

          (a)   Each of the MTR Licensed Parties, and to MTR's knowledge, each of the MTR Licensed Parties' directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers, holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the MTR Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to impair or delay the Closing. Each of the MTR Licensed Parties, and to the knowledge of MTR, each of the MTR Licensed Parties' respective directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, "MTR Management Principals"), is in compliance with the terms of such Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to impair or delay the Closing. No MTR Entity, nor any of their respective MTR Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to any MTR Entity, or any of their respective MTR Licensing Affiliates or MTR Management

  Principals that is pending, and, to the knowledge of MTR, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not impair or delay the Closing.

          (b)   No MTR Licensed Party, and no MTR Licensing Affiliate or MTR Management Principal of any MTR Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more. To the knowledge of MTR, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Licensed Parties, or any of their respective MTR Licensing Affiliates or MTR Management Principals. None of the MTR Licensed Parties, and none of their respective MTR Licensing Affiliates or MTR Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

        Section 4.13    Taxes.

          (a)   All Tax Returns required by applicable Law to be filed by or on behalf of MTR or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects. There is no outstanding claim in writing by any Governmental Entity where MTR or any of its Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

          (b)   Neither MTR nor any of its Subsidiaries is delinquent in the payment of any Tax (including Taxes required to have been withheld by MTR or any of its Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the MTR SEC Documents.

          (c)   No Liens for Taxes exist with respect to any assets or properties of MTR or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent.

          (d)   There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or, to the knowledge of MTR, threatened in writing against or with respect to MTR or any of its Subsidiaries with respect to any amount of Tax. None of MTR or any Subsidiary is subject to any outstanding waiver or extension of the statute of limitations in respect of Taxes. None of MTR or any of its Subsidiaries has engaged in a "listed transaction" or "transaction of interest" as defined in Treasury Regulations Section 1.6011-4(b)(2).

          (e)   To the extent relevant to MTR, MTR and each of its Subsidiaries are and have been in compliance in all respects with all applicable (i) transfer pricing Laws and (ii) terms and conditions of any Tax exemption, holiday or other similar incentive agreement, arrangement or order granted or issued to MTR or any of its Subsidiaries.

          (f)    None of MTR or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by MTR or any Subsidiary prior to the Closing Date without the consent of the Company; or (ii) "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax law) executed on or prior to the Closing Date without the consent of the Company.

          (g)   None of MTR or any of its Subsidiaries has taken or agreed to take any action nor is MTR aware of any agreement, plan or other circumstances that would prevent the Mergers from qualifying as an exchange within the meaning of Section 351 of the Code.

          (h)   Notwithstanding anything in this Agreement to the contrary, the representations in this Section 4.13, and the representations pertaining to the Code in Section 4.14, are the only representations in this Agreement with respect to Taxes.

        Section 4.14    Benefit Plans.

          (a)   MTR has provided to the Company a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA), "multiemployer plans" (within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of MTR or its Subsidiaries has any present or future right to compensation or benefits or MTR or its Subsidiaries has had or has any liability (contingent or otherwise). All such plans, agreements, programs, policies and arrangements are collectively referred to as the "MTR Plans." With respect to each MTR Plan, MTR has furnished or made available to the Company a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, if applicable, (iii) any summary plan description and other equivalent written communications by MTR or its Subsidiaries to their employees concerning the extent of the benefits provided under a MTR Plan and (iv) if applicable, for the two most recent years the Form 5500 and attached schedules.

          (b)   With respect to the MTR Plans:

              (i)  each MTR Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any MTR Plan;

             (ii)  all contributions required to be made under the terms of any MTR Plan have been timely made;

            (iii)  each MTR Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of MTR, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such MTR Plan;

            (iv)  no MTR Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;

             (v)  no MTR Plan is a "multiemployer plan" (within the meaning of Section 3(37) of ERISA);

            (vi)  MTR and its Subsidiaries do not maintain any MTR Plan that is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and MTR and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction, as a result of such administration and operation;

           (vii)  no MTR Plan provides, or reflects or represents any liability of any of MTR and its Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law, and none of MTR, any Subsidiary or any entity, trade or business, whether or not incorporated, that together with MTR or any Subsidiary, would be deemed an ERISA Affiliate has any liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

          (viii)  except as set forth in Section 1.12, no MTR Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event). No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any MTR Plan will be an "excess parachute payment," as such term is defined in Section 280G(b)(1) of the Code. MTR has not taken any action with respect to 2013 annual incentive awards and/or 2014 annual incentive awards that would cause such awards to be nondeductible under Section 162(m) of the Code. MTR is not obligated to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code;

            (ix)  each MTR Plan that is a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith reasonable interpretation of the 409A Authorities. No MTR Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the AJCA, has been "materially modified" within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities and has not been operated in compliance with the 409A Authorities (except to the extent it would not reasonably be expected to result in a liability); and

             (x)  there are no Actions, audits or inquiries pending, or, to the knowledge of MTR, threatened (other than routine claims for benefits) against any, or with respect to, any MTR Plan or fiduciary thereto or against the assets of any such MTR Plan.

        Section 4.15    Labor Matters.

          (a)   MTR has provided to the Company information setting forth, with respect to each any current employee of MTR or any of its Subsidiaries (each, a "MTR Employee") (including any MTR Employee who is on a leave of absence or on layoff status subject to recall): (i) the identification number of such MTR Employee; (ii) such MTR Employee's title or position; (iii) such MTR Employee's current base salary; and (iv) whether such MTR Employee is classified as exempt or non-exempt.

          (b)   The employment of each of the MTR Employees is terminable by the respective MTR or Subsidiary, as applicable, at will without any notice or severance obligation or other cost or liability to the respective MTR or Subsidiary.

          (c)   Each of MTR and its Subsidiaries is in compliance with all applicable visa and work permit requirements with respect to any MTR Employee, consultant, contractor or other non-employee service provider.

          (d)   Each of MTR and its Subsidiaries is in compliance with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each MTR Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

          (e)   Each of MTR and its Subsidiaries since January 1, 2010, has complied, and is in compliance, in all respects with all applicable Laws, order, judgment, injunction, rule or decree and Contracts (if any) respecting the WARN Act or any other comparable Law that applies to mass layoffs and/or plant closings to which MTR or any of its Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

          (f)    (i) As of the date hereof, none of MTR's or any of its Subsidiaries' current officers or senior property managers has given MTR or any of its Subsidiaries, as applicable, written notice terminating his or her employment with MTR or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, MTR or such Subsidiary; (ii) to the knowledge of MTR, no MTR Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any order, judgment, injunction, rule or decree, which in each case, individually or in the aggregate, would reasonably be expected to have any effect on (A) the performance by such Person of any of his or her duties or responsibilities for MTR or such Subsidiary, or (B) MTR's or such Subsidiary's business or operations; and (iii) to the knowledge of MTR, no current MTR Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such MTR Employee, consultant, contractor or any other non-employee service provider to be employed or retained by MTR or such Subsidiary.

          (g)   Neither MTR nor any of its Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union or labor organization and no collective bargaining agreement is currently being negotiated by MTR or any of its Subsidiaries. To the knowledge of MTR, since January 1, 2010, there have not been any activities or proceedings of any labor union, MTR Employee or group of MTR Employees of MTR or any of its Subsidiaries to organize any employees including, but not limited to, the solicitation of cards from MTR Employees to authorize representation by any labor union, works council or labor organization or any written or oral demand for recognition. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein.

          (h)   There is not now, nor has there been since January 1, 2010, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of MTR, threat thereof, by or with respect to any employees of MTR or any of its Subsidiaries.

          (i)    MTR and each of its Subsidiaries are, and at all times since January 1, 2010, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, leaves of absences, layoffs, and workers' compensation, in each case, with respect to its MTR Employees. MTR and each of its Subsidiaries are, and at all times since January 1, 2010, have been, in compliance with all applicable Laws governing the classification of MTR Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt. Neither MTR, nor any of its Subsidiaries is delinquent to, or has failed to pay, any of its MTR Employees, consultants or independent contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals.

          (j)    Except as listed in Section 4.15(j) of the MTR Disclosure Letter, there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of MTR, threatened involving any MTR Employee, consultant, contractor or any other non-employee service provider. There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending or, to the knowledge of MTR, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Body against MTR pertaining to any MTR Employee, consultant, or independent contractor.

        Section 4.16    Environmental Matters.

          (a)   Except as set forth in Section 4.16 of the Company Disclosure Letter or the environmental assessments made available on the Datasite: (i) MTR and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by MTR or any of its Subsidiaries, and, to the knowledge of the MTR, no Materials of Environmental Concern were present under any property formerly owned or operated by or from MTR or any of its Subsidiaries during the period of time any such property was owned or operated by or from MTR or any of its Subsidiaries, in any event, except under circumstances that are not reasonably likely to result in liability of MTR or any of its Subsidiaries under any applicable Environmental Law; (iii) neither MTR nor any of its Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither MTR nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any Environmental Action, and, to the knowledge of MTR, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action. MTR has made available to the Company on the Datasite true and complete copies of all items identified on Section 4.16 of the MTR Disclosure Letter.

          (b)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.16 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

        Section 4.17    Contracts.

          (a)   Section 4.17 of the MTR Disclosure Letter identifies each MTR Contract that constitutes a MTR Material Contract (as defined below) (other than MTR Material Contracts described in (a)(ii) below), an accurate and complete copy of each of which (other than MTR Material Contracts described in (a)(ii) below) has been provided or made available to the Company by MTR on the Datasite. For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which MTR or any of its

  Subsidiaries has ongoing rights or obligations will be deemed to constitute a "MTR Material Contract":

              (i)  any Contract that, by its terms, requires payments by MTR or any of its Subsidiaries in excess of $200,000 in the aggregate for remainder of the stated term of such Contract, other than those that are terminable by MTR of any of its Subsidiaries on no more than ninety days' notice and without liability or financial obligation to MTR or any of its Subsidiaries;

             (ii)  any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $200,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Subsidiaries of MTR, in each case, in the ordinary course of business consistent with past practice;

            (iii)  any Contract limiting, in any respect, the freedom of MTR or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any material Intellectual Property owned by MTR or any of its Subsidiaries;

            (iv)  any Contract pursuant to which MTR or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than MTR or a Subsidiary thereof) any real property that by the Contract's terms requires payment or receipt, as the case may be, in excess of $200,000, and any executory Contract for the sale or purchase of any real property;

             (v)  any Contract with any of MTR's or any of its Subsidiaries' officers, directors, employees, principal shareholders or Persons who, to the knowledge of MTR, are controlled thereby, or, to the knowledge of MTR, any member of such Persons' immediate families, other than any written employment, consulting, management services agreement or other compensation or benefit plan with MTR, or MTR's or its Subsidiaries' written employee policies and procedures;

            (vi)  any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by MTR or any of its Subsidiaries, and all Contracts pursuant to which MTR or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to MTR or any of its Subsidiaries for an amount not in excess of $200,000 in any case over the term of the applicable Contract; or

           (vii)  any employment Contract with MTR or any of its Subsidiaries and any Contract with any labor union.

          (b)   Each MTR Material Contract is valid and in full force and effect, and is enforceable against MTR and its Subsidiaries (and to the knowledge of MTR is enforceable against each other party thereto) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, except to the extent that they have previously expired in accordance with their terms.

          (c)   (i) Neither MTR nor its Subsidiaries has violated or breached, or committed any default under, any MTR Material Contract; (ii) to the knowledge of MTR, no other Person has violated or breached, or committed any default under, any MTR Material Contract; and (iii) neither MTR nor its Subsidiaries has received any written notice or, to the knowledge of MTR, other communication regarding any actual or possible violation or breach of, or default under, any MTR Material Contract.

        Section 4.18    Insurance.     (a) MTR and each of its Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all insurance policies of MTR and its Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and (c) neither MTR nor any of its Subsidiaries is in breach or default of, and neither MTR nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

        Section 4.19    Real Property; Personal Property.

          (a)   Section 4.19(a) of the MTR Disclosure Letter contains a list of each parcel of real property owned by MTR and its Subsidiaries (the "MTR Owned Real Property"), and describes the record owner thereof as of the date hereof. MTR has made available to the Company true and complete copies of the most recent title insurance policies and surveys for the MTR Owned Real Property in the possession of MTR or any of its Subsidiaries. Except as set forth on Section 4.19(a) of the MTR Disclosure Letter:

              (i)  MTR (or any Subsidiary, as applicable) has good, valid and marketable title to the MTR Owned Real Property, free and clear of any Liens other than Permitted Liens.

             (ii)  None of MTR or any Subsidiary has leased or licensed any portion of the MTR Owned Real Property.

            (iii)  Neither MTR nor any Subsidiary has since January 1, 2009 received any written notice from any Governmental Entity or other Person asserting a violation or alleged violation of applicable Laws with respect to the MTR Owned Real Property.

            (iv)  Neither MTR nor any Subsidiary is currently challenging, pursuing any appeals, or in the process of settling with any Governmental Entity regarding the amount of Taxes on, or the assessed value of, the MTR Owned Real Property.

             (v)  Neither MTR nor any Subsidiary has received any written claim asserting adverse possession by any Person with respect to the MTR Owned Real Property.

            (vi)  To MTR's knowledge, no portion of the MTR Owned Real Property is subject to any Action for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Entity, and no such sale, condemnation, expropriation or taking has been proposed or threatened.

           (vii)  Neither MTR nor any Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the MTR Owned Real Property or any portion thereof or interest therein.

          (viii)  Neither MTR nor any Subsidiary has caused any work or improvements to be performed upon or made to any of the MTR Owned Real Property for which there remains outstanding payment obligations of more than $200,000 in the aggregate.

            (ix)  All certificates of occupancy and, to MTR's knowledge, other permits or approvals legally required with respect to the improvements on any of the MTR Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

          (b)   Section 4.19(b) of the MTR Disclosure Letter contains a list of each parcel of real property (the "MTR Leased Real Property" and, together with the MTR Owned Real Property, the "MTR Real Property") subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests with respect to a MTR Leased Real Property by MTR and its Subsidiaries (collectively, the "MTR Leases"), including, with respect to each such

  Lease, the identity of the landlord or sublandlord, the addresses of the premises subject thereto, the date of such Lease and each amendment thereto, and the aggregate annual rent. MTR has made available to the Company true and complete copies of all MTR Leases, including all amendments and agreements thereto, and the MTR Leases set forth on Section 4.19(b) of the MTR Disclosure Letter constitute the entire agreement between MTR or any of its Subsidiaries, on the one hand, and each landlord or sublandlord, on the other hand, with respect to the MTR Leased Real Property.

              (i)  The MTR Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to MTR or a Subsidiary, as applicable, and, to MTR's knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or Law. There does not exist (x) under any Lease any material default by MTR or any Subsidiary or, to MTR's knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by MTR or any Subsidiary or, to MTR's knowledge, by any other Person.

             (ii)  The consummation of the transactions contemplated by this Agreement will not, in connection with such MTR Leases, (A) impose any penalty or additional fee upon MTR or any Subsidiary or MTR as the surviving company and as successor in interest to MTR, or (B) cause a breach or default with respect to any Lease.

            (iii)  MTR or a Subsidiary is the holder of the tenant's interest under each of the MTR Leases and neither MTR nor any Subsidiary has assigned the MTR Leases or subleased all or any portion of the premises leased thereunder. MTR has not made any alterations, additions or improvements to the premises leased under the MTR Leases that are expressly required to be removed pursuant to the applicable Lease at the termination of the applicable Lease term.

          (c)   All improvements on the MTR Real Property owned by, leased to, or used by MTR (i) to the knowledge of MTR substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of MTR, such MTR Real Property is zoned for the various purposes for which the MTR Real Property and improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such improvements by MTR and (iii) together with all MTR Real Property and other tangible personal property and assets owned, leased and used by MTR or any of its Subsidiaries, are adequate and sufficient for the operation of the business of MTR as presently conducted.

          (d)   The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased, or used by MTR or any of its Subsidiaries are (i) to the knowledge of MTR, in good operating condition, subject to normal wear and tear, (ii) are reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all respects with, and are being operated and otherwise used in compliance with, all applicable Laws.

          (e)   MTR or a Subsidiary of MTR owns and has good and valid title to all of their respective owned tangible personal property and assets and has valid leasehold interests in all of its leased properties and assets, used or held for use in their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which do not affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the tangible personal property and the leased property. No representation is made under this Section 4.19 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.20.

          (f)    None of the Non-Core Land is material to the business or operations of MTR or any of its Subsidiaries.

        Section 4.20    Intellectual Property.

          (a)   Section 4.20(a) of the MTR Disclosure Letter sets forth a true and complete list of all MTR Registered IP. To the knowledge of MTR, no MTR Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the MTR Registered IP. All MTR Registered IP is solely and exclusively owned by MTR or one of its Subsidiaries free and clear of all Liens, and neither MTR nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any MTR Registered IP that remains pending or unresolved.

          (b)   MTR and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of MTR and its Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

          (c)   To the knowledge of MTR, the business of MTR and its Subsidiaries as currently conducted does not infringe or misappropriate, in a manner that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person. Neither MTR nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved and that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person. Neither MTR nor any of its Subsidiaries has issued any notice or claim since January 1, 2010 that a third Person is misappropriating or infringing any Owned MTR Intellectual Property and no Owned MTR Intellectual Property is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any use or licensing thereof by MTR or any of its Subsidiaries.

          (d)   MTR or its Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned MTR Intellectual Property, free and clear of all Liens, and have not granted any license, covenant, release, immunity or other right with respect to any Owned MTR Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities. All of the MTR Intellectual Property that is necessary to the business or operations of MTR and its Subsidiaries, taken as a whole, and that is not Owned MTR Intellectual Property (the "Licensed MTR Intellectual Property") is duly and validly licensed to MTR or its Subsidiaries pursuant to a valid and enforceable contract. For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 4.20(c). Following the Closing, MTR as the surviving corporation will own or have, and will be permitted to exercise, the same rights that MTR and its Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which MTR or its Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred.

          (e)   To the knowledge of MTR, MTR and each Subsidiary has (i) complied in all respects with its respective privacy policies and all applicable Laws relating to privacy and data security,

  including with respect to the collection, storage, transmission, transfer, disclosure, and use of Personal Information; and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of MTR, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of by MTR or any of its Subsidiaries. To the knowledge of MTR, since January 1, 2009, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of any of MTR or its Subsidiaries. None of the execution, delivery, or performance of this Agreement or the consummation of the Mergers or other transactions contemplated herein will or reasonably would be expected to result in any violation of any privacy policy of MTR and its Subsidiaries or any applicable Law pertaining to privacy, data security, or Personal Information.

        Section 4.21    Affiliate Transactions.     Except for directors' and employment-related MTR Material Contracts identified in Section 4.17 of the MTR Disclosure Letter, as of the date hereof, no executive officer or director of MTR is a party to any MTR Material Contract with or binding upon MTR or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by MTR or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

        Section 4.22    State Takeover Statutes.     None of the requirements or restrictions of any Takeover Laws enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

        Section 4.23    No Undisclosed Liabilities.     Neither MTR nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of MTR and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in MTR's consolidated balance sheet on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement. Since January 1, 2013, neither MTR nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with other Persons, that may have a current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of MTR and its Subsidiaries.

        Section 4.24    Absence of Certain Changes or Events.     Since January 1, 2013 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of MTR and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect.

        Section 4.25    Full Disclosure.     No representation or warranty by the MTR Entities in this Agreement and no statement contained in the MTR Disclosure Letter delivered by MTR prior to the execution of this Agreement or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

 ARTICLE V
COVENANTS

        Section 5.1    Conduct of Business of the Company Pending the Mergers.

          (a)   The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent MTR shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries, to use reasonable best efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

          (b)   Between the date of this Agreement and the Effective Time, except (w) as required or permitted by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law, or (z) to the extent MTR shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither the Company nor any of its Subsidiaries shall:

              (i)  amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

             (ii)  issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock;

            (iii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (x) for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries, (y) as permitted by Section 5.16, or (z) for any tax distributions required to be paid by the Company pursuant to the Company Operating Agreement);

            (iv)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

             (v)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) except as permitted in accordance with Section 5.1 of the Company Disclosure Letter, sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts and sales of real estate or other assets having an aggregate fair value not in excess of $100,000;

            (vi)  other than in the ordinary course of business, enter into, materially amend or terminate any Company Material Contract;

           (vii)  commit to any material new capital expenditures except to the extent reflected in the Company's capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter;

          (viii)  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under the Company's existing credit facilities, which aggregate amount outstanding under the Company's existing credit facilities shall in no event exceed the limitations set forth in the Existing Credit Agreement as of the date hereof, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under the Company's existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded.

            (ix)  except to the extent required by applicable Law, any arrangement approved or in effect as of the date hereof (and described in Section 5.1(b)(ix) of the Company Disclosure Letter), as contemplated by Section 5.8, or as required to comply with The Patient Protection and Affordable Care Act and Health Care and Education Reform Act, (A) increase or commit to increase the compensation or benefits of any employee of the Company, other than in the ordinary course of business consistent with past practice, (B) increase or commit to increase the compensation or benefits of any director, officer, agent or independent contractor of the Company with the title of vice president or above, (C) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit of its employees or directors, (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or (E) enter into any collective bargaining agreement or similar agreement with respect to the Company or any Subsidiary of the Company or any employees of the Company and its Subsidiaries;

             (x)  implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

            (xi)  change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

           (xii)  compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business;

          (xiii)  enter into any line of business in any geographic area, other than the current lines of business of the Company and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby;

          (xiv)  (A) grant to any director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or other benefits except (w) increases in connection with promotions in the ordinary course of business, (x) increases in base salaries in accordance with past practices, year in aggregate, (y) bonus amounts determined in accordance with existing bonus plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(A) of the Company Disclosure Letter with such targets as the Company Board or compensation committee thereof may determine or modify from time to time, or (z) for any bonus or incentive plan adopted for services performed entirely on or after January 1, 2014, such bonus shall be in such form consistent with past practice, with such amounts and targets as the Company Board or compensation committee thereof may determine, with any increases in the ordinary course of business or may be required pursuant to the terms of any bonus plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(A) of the Company Disclosure Letter, (B) grant to any such director, officer, employee or consultant of the Company or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(B) of the Company Disclosure Letter, (C) establish, adopt, enter into or amend any Company Plan (other than offer letters that contemplate "at will" employment) or collective bargaining agreement, (D) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(D) of the Company Disclosure Letter, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan or (E) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

            (xv)  sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, including any transfer that would constitute the formation of a "real estate investment trust" or any other corporate structure that creates an "opco" and "propco" structure, other than dispositions that in the aggregate do not exceed One Hundred Thousand Dollars ($100,000.00); or

          (xvi)  agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xiv).

        Section 5.2    Conduct of Business of MTR Entities Pending the Mergers.

          (a)   MTR covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as disclosed in Section 5.2 of the MTR Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), MTR shall, and shall cause each of its Subsidiaries, to use reasonable best efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by MTR or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.2(b).

          (b)   Between the date of this Agreement and the Effective Time, except (w) as required or permitted by this Agreement, (x) as disclosed in Section 5.2 of the MTR Disclosure Letter, (y) as required by applicable Law, or (z) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither MTR nor any of its Subsidiaries shall:

              (i)  amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

             (ii)  issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock except (A) pursuant to the exercise of MTR Stock Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, (B) quarterly grants of MTR Stock Options (and issuances of shares of MTR Common Stock pursuant thereto), MTR Restricted Shares or MTR RSUs (and issuances of shares of MTR Common Stock pursuant thereto), in each case, for employee promotions and new employee hires, in each case, to employees of MTR below the level of senior vice president or to employees of MTR's Subsidiaries, in each case that are made in the ordinary course of business consistent with past practice; provided, however, no such grants of MTR Stock Options, MTR Restricted Shares or MTR RSUs shall provide for accelerated vesting upon a change of control of MTR (including upon consummation of the Mergers), unless (i) such acceleration is limited to only those awards that would have vested on or before the first anniversary of the applicable grant date or (ii) such grants are made pursuant to written employment agreements entered into, or offer letters made and accepted in writing, in each case, on or prior to the date of this Agreement, forms of which have been made available on the Datasite, (C) the annual grant of MTR Stock Options, MTR Restricted Shares or MTR RSUs to directors of MTR; provided, that any such grant to a director shall be for annual compensation for services on the MTR Board and shall be consistent with the annual grant to directors for MTR's fiscal year ended December 31, 2013 as described in MTR's definitive proxy statement for its annual meeting stockholders held on June 11, 2013, or (D) the annual grant of MTR Stock Options, MTR Restricted Shares or MTR RSUs to employees of MTR and its Subsidiaries in the ordinary course of business consistent with past practice;

            (iii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of MTR to MTR or to other Subsidiaries);

            (iv)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of MTR (except in connection with cashless exercises or similar transactions pursuant to the exercise of MTR Stock Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

             (v)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) except as permitted in accordance with Section 5.2 of the MTR Disclosure Letter, sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts and sales of real estate or other assets having an aggregate fair value not in excess of $100,000;

            (vi)  other than in the ordinary course of business, enter into, materially amend or terminate any MTR Material Contract;

           (vii)  commit to any material new capital expenditures except to the extent reflected in MTR's capital expenditure budget set forth on Section 5.2(b)(vii) of the MTR Disclosure Letter;

          (viii)  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of MTR), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under MTR's existing credit facilities, which aggregate amount outstanding under MTR's existing credit facilities shall in no event exceed the limitations set forth in the MTR Credit Agreement as of the date hereof, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under MTR's existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded;

            (ix)  except to the extent required by applicable Law, any arrangement approved or in effect as of the date hereof (and described in Section 5.2(b)(ix) of the MTR Disclosure Letter), as contemplated by Section 5.8, or as required to comply with The Patient Protection and Affordable Care Act and Health Care and Education Reform Act, (A) increase or commit to increase the compensation or benefits of any employee of MTR, other than in the ordinary course of business consistent with past practice, (B) increase or commit to increase the compensation or benefits of any director, officer, agent or independent contractor of MTR with the title of vice president or above, (C) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to MTR or any of its Subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit of its employees or directors, (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or (E) enter into any collective bargaining agreement or similar agreement with respect to MTR or any Subsidiary of MTR or any employees of MTR and its Subsidiaries;

             (x)  implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

            (xi)  change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

           (xii)  compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business;

          (xiii)  enter into any line of business in any geographic area, other than the current lines of business of MTR and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby;

          (xiv)  except as required pursuant to the terms of the MTR Notes, repurchase or acquire any MTR Notes individually at prices not to exceed 100% of par value of such MTR Note and that, in the aggregate, do not exceed a purchase price of Twenty Million Dollars ($20,000,000.00);

           (xv)  (A) grant to any director, officer, employee or consultant of MTR or any of its Subsidiaries any increase in compensation, bonus or other benefits except (w) increases in connection with promotions in the ordinary course of business, (x) increases in base salaries in accordance with past practices, (y) bonus amounts determined in accordance with existing bonus plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(A) of the MTR Disclosure Letter with such targets as the MTR Board or compensation committee thereof may determine or modify from time to time, or (z) for any bonus or incentive plan adopted for services performed entirely on or after January 1, 2014, such bonus shall be in such form consistent with past practice, with such amounts and targets as the MTR Board or compensation committee thereof may determine, with any increases in the ordinary course of business or may be required pursuant to the terms of any bonus plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(A) of the MTR Disclosure Letter, (B) grant to any such director, officer, employee or consultant of MTR or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(B) of the MTR Disclosure Letter, (C) establish, adopt, enter into or amend any MTR Plan (other than offer letters that contemplate "at will" employment) or collective bargaining agreement, (D) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(D) of the MTR Disclosure Letter, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any MTR Plan or (E) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

          (xvi)  sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, including any transfer that would constitute the formation of a "real estate investment trust" or any other corporate structure that creates an "opco" and "propco" structure, other than dispositions that in the aggregate do not exceed One Hundred Thousand Dollars ($100,000.00); provided, however, that dispositions pursuant to Section 5.22 shall not be counted toward such threshold; or

         (xvii)  agree to take any of the actions described in Sections 5.2(b)(i) through 5.2(b)(xvi).

        Section 5.3    No Control of Other Party's Business.     Nothing contained in this Agreement shall give any of the MTR Entities, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct MTR's or its Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, each of the Company and MTR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        Section 5.4    Acquisition Proposals.

          (a)   Except as set forth in this Section 5.4, from and after the date of this Agreement, MTR agrees that neither it nor any of its Subsidiaries shall, and that it shall not authorize or permit its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney, accountant or other advisor retained by MTR or any of its Subsidiaries (collectively, "Representatives") to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to MTR or any of its Subsidiaries in connection with, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the MTR Board permitted under Section 5.4(b) or (c) or Section 7.1(d)(ii) shall not be deemed to be a breach of this Section 5.4(a). MTR agrees that it will immediately cease and cause to be terminated, and cause its Representatives to cease and cause to be terminated, any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. MTR agrees that any violation of the foregoing restrictions by any of MTR's Subsidiaries or any Representative of MTR or any MTR Subsidiary will be a breach of this Section 5.4(a) by MTR. MTR agrees that in the event it releases any Person from, or amends or waives any provision of, any confidentiality, "standstill," non-solicitation or similar agreement to which MTR is or becomes a party or under which MTR has or acquires any rights, it shall release the Company and Subsidiaries and Representatives of Company from, and/or shall waive, all such parallel or analogous provisions of the Confidentiality Agreement. MTR also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal to return or destroy in accordance with the terms of such confidentiality agreement all confidential information heretofore furnished to such Person by or on behalf of MTR.

          (b)   Notwithstanding anything to the contrary in Section 5.4(a), at any time after the date of this Agreement and prior to obtaining the MTR Stockholder Approval, MTR may, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.4(a) and that the MTR Board determines, in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) constitutes or may reasonably be expected to lead to a Superior Proposal, and subject to complying with Section 5.4(d), (i) furnish information with respect to MTR and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms no less restrictive to such Person than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for MTR to be able to comply with its obligations under this Agreement); provided, however, that MTR shall provide or make available to the Company any material non-public information concerning MTR or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to the Company; and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, further, that the MTR Board or any committee thereof may take the actions described in subsections (i) and (ii) above only if the MTR Board or any committee thereof determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law.

          (c)   Except as set forth in this Section 5.4(c), until the termination of this Agreement in accordance with the terms hereof, neither the MTR Board nor any committee thereof shall: (i) (A) fail to make or withdraw, modify or amend or publicly propose to withdraw, modify or amend, in any manner adverse to the Company or Merger Sub, its recommendation of this Agreement or the MTR Merger (the "MTR Board Recommendation"), (B) fail to make a statement in opposition and recommend to MTR's stockholders rejection of a tender or exchange offer for MTR's securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten Business Days after such tender or exchange offer shall have been announced or commenced by such third party, or (C) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the foregoing in clauses (A)-(C), an "Adverse Recommendation Change"), or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow MTR or any MTR Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(b)) (any of the foregoing, an "Acquisition Agreement"). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the MTR Stockholder Approval, the MTR Board may:

             (I)  in response to a bona fide unsolicited written Acquisition Proposal that was made after the date hereof, that did not result from a breach of this Section 5.4, and that the MTR Board determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a Superior Proposal (x) make an Adverse Recommendation Change if the MTR Board has determined in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, the failure to make such Adverse Recommendation Change would reasonably be expected to breach its fiduciary duties under applicable Law, or (y) cause MTR to terminate this Agreement pursuant to Section 7.1(d)(ii) and (only if MTR shall) concurrently with such termination enter into an Acquisition Agreement if the MTR Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, the failure to effect such termination would reasonably be expected to breach its fiduciary duties under applicable Law; provided, however, that MTR shall not be entitled to terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless, prior to or simultaneously with such termination, MTR pays by wire transfer of immediately available funds the MTR Termination Fee in accordance with Section 7.3(b); provided, further, that the MTR Board shall not be entitled to make an Adverse Recommendation Change in respect of any such Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) in respect of any such Superior Proposal, and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless:

            (II)  MTR has provided to the Company four Business Days' prior written notice that it intends to take a such action (a "Notice of Designated Superior Proposal"), which notice shall describe in reasonable detail the terms and conditions of any Superior Proposal (including the identity of the party making such Superior Proposal) that is the basis of the proposed action by the MTR Board (a "Designated Superior Proposal") and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal and all other contemplated transaction documents (including any agreements with any stockholders, directors or employees) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal, and a new four Business Day period); and

          (III)  at the end of such four Business Day period, such Acquisition Proposal has not been withdrawn and the MTR Board determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by the Company in a binding written offer in response to a Notice of Designated Superior Proposal which is capable of being accepted by MTR).

          (d)   MTR promptly (and in any event within one Business Day) shall advise the Company orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to MTR or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and attach a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to MTR, MTR shall summarize in writing the terms and conditions of such Acquisition Proposal, including the identity of the person making such Acquisition Proposal. MTR shall keep the Company reasonably and promptly informed in all material respects of the status and details (including any material change or proposed material change to the terms thereof) of any Acquisition Proposal. MTR shall provide the Company with prior notice of any meeting of the MTR Board or any committee thereof at which the MTR Board or any committee thereof is expected to consider any Acquisition Proposal or any such inquiry or to consider providing information to any person or group in connection with an Acquisition Proposal or any such inquiry.

          (e)   Nothing set forth in this Agreement shall prevent MTR or the MTR Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) from making any required disclosure to MTR's stockholders if, in the good faith judgment of the MTR Board, after consultation with outside legal counsel, failure to disclose such information would reasonably be expected to breach its fiduciary duties under applicable Law; provided, however, that in the case of both clause (i) and clause (ii), any such disclosure, other than a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, may still be deemed to be an Adverse Recommendation Change pursuant to Section 5.4(c) unless the MTR Board expressly publicly reaffirms the MTR Board Recommendation in such disclosure.

        Section 5.5    Preparation of Proxy Statement and Registration Statement; MTR Stockholders Meeting.

          (a)   As promptly as reasonably practicable, but in any event within forty-five (45) days, following the date of this Agreement, MTR shall, with the assistance of the Company, cause Parent to prepare the Registration Statement (in which the Proxy Statement will be included) and file the Registration Statement with the SEC. MTR Entities and the Company will cooperate with each other in the preparation of the Registration Statement. Without limiting the generality of the foregoing, each of the Company and Member Representative will furnish to Parent in writing the information relating to it required by the Securities Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Parent shall use its reasonable best efforts to resolve all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof. The Company, and each MTR Entity will promptly correct any information provided by it for use in the Registration Statement, if and to the extent that it shall have become false or misleading in any material respect prior to the MTR Stockholders Meeting. Parent and MTR shall cause the Registration Statement, as so corrected, to be filed with the SEC and to be disseminated to its stockholders, in each case, as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC, and MTR shall give good faith and reasonable consideration to any comments made by the Company or its counsel. MTR shall promptly notify and provide to the Company and its counsel any comments MTR or its counsel receives from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information.

          (b)   As promptly as reasonably practicable and, in any event, no later than forty (40) days following the effective time of the Registration Statement (the "SEC Effectiveness Date"), MTR, acting through the MTR Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the MTR Stockholder Approval (the "MTR Stockholders Meeting") and (ii) except to the extent that the MTR Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(c), include in the Proxy Statement a statement to the effect that the MTR Board (A) has unanimously determined that the MTR Merger and this Agreement are advisable and (B) unanimously recommends that the MTR's stockholders vote to adopt this Agreement at the MTR Stockholders Meeting; provided, however, that the MTR shall be permitted to delay, postpone or cancel the MTR Stockholders Meeting (but not beyond the Termination Date) if in the good faith judgment of the MTR Board or any committee thereof (after consultation with its legal counsel) the failure to do so would reasonably be expected to breach the MTR Board's fiduciary duties under applicable Law.

        Section 5.6    Access to Information; Confidentiality.

          (a)   From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to MTR reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall promptly furnish MTR with all financial, operating and other data and information as MTR shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit MTR or its officers, employees or representatives to conduct any environmental testing or sampling or other invasive testing). The Company shall furnish to MTR and its Representatives such available financial and operating data, including any Company Unaudited Financial Statements, as MTR may reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law, including Gaming Laws.

          (b)   MTR and each of its Subsidiaries will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to MTR, its Subsidiaries and/or their respective Representatives in connection with the transactions contemplated by this Agreement (including any and all information or documents furnished in accordance with the confidentiality letter agreement, dated October 22, 2012, as amended January 10, 2013, between MTR and Eldorado Resorts, LLC (the "Confidentiality Agreement")), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

          (c)   From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, MTR shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to the Company reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall promptly furnish the Company with all financial, operating and other data and information as the Company shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit the Company or its officers, employees or representatives to conduct any environmental testing or sampling or other invasive testing). MTR shall furnish to the Company and its Representatives such available financial and operating data as the Company may reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of MTR or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of MTR or its Subsidiaries of their normal duties. Neither MTR nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by MTR or (iii) otherwise violate any applicable Law, including Gaming Laws.

          (d)   The Company and each of its Subsidiaries will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning MTR and its Subsidiaries furnished to the Company, its Subsidiaries and/or their respective Representatives in connection with the transactions contemplated by this Agreement (including any and all information or documents furnished in accordance with the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

        Section 5.7    Regulatory Approvals.

          (a)   Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law and under any applicable Gaming Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the taking of such actions as are necessary to obtain any requisite expiration or termination of any applicable waiting period under the HSR Act; (ii) taking the steps necessary or desirable to obtain all consents, approvals (including Gaming Approvals) or actions of, make all filings with and give all notices to any Governmental Entity or any other Person required in order to permit consummation of the transactions contemplated by this Agreement; (iii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Mergers; and (iv) resolving any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and preventing the entry of any court order, and vacating, lifting, reversing or overturning any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

          (b)   In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than fifteen (15) Business Days from the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act. Each of the Company and MTR shall pay all of its own filing fees and other charges for the filings required under the HSR Act with respect to it and its Subsidiaries. Notwithstanding anything to the contrary contained herein, 50% of any filing fee or other charges required under the HSR Act with respect to MTR and its Subsidiaries will be included in the MTR Transaction Expenses.

          (c)   In furtherance and not in limitation of the provisions of Section 5.7(a), MTR Entities, and the Company agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and stockholders to, prepare and submit to the Gaming Authorities all applications and supporting documents necessary to obtain all required Gaming Approvals as promptly as practicable, and in any event no later than forty-five (45) calendar days from the date of this Agreement, other than with respect to the Parent Directors, for whom such applications and supporting documents shall be submitted no later than ninety (90) calendar days from the date of this Agreement.

          (d)   If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including but not limited to a Request for Additional Information or Documentary Material under the HSR Act or requests for supporting, supplemental, or additional documentation from any Gaming Authorities, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

          (e)   The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

              (i)  cooperating with each other in connection with filings required to be made by any party under any Antitrust Law or applicable Gaming Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any written communication with any Governmental Entity in relation to the transactions contemplated hereunder without first providing the other party with a copy of such communication in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider all reasonable comments timely made by the other party in this respect; provided, however, that no party shall be required to provide the other party with any written communications with any Governmental Entity (or related materials) if such party reasonably determines that the disclosure of such written communications with any Governmental Entity (or related materials) would be materially prejudicial to such party's business;

             (ii)  furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law in connection with the transactions contemplated by this Agreement;

            (iii)  promptly notifying each other of any communications (and, unless precluded by Law, providing copies of any such communications that are in writing) from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement, unless a party has a reasonable basis to object to the presence of the other party at any such meetings or appearances;

            (iv)  consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws or applicable Gaming Laws; and

             (v)  without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

          (f)    In addition, MTR and Company shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws and/or applicable Gaming Laws to consummate the transactions contemplated by this Agreement as promptly as practicable, including using its reasonable best efforts to obtain as promptly as practicable the expiration or termination of all waiting periods and obtain all Permits and all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement; provided if any change of control fee assessed by the PGCB is materially higher than such fees historically assessed by the PGCB in connection with transactions of this type, then no party hereto shall be obligated to pay such fee for as long as the amount of such fee is being appealed in good faith.

          (g)   No actions taken pursuant to this Section 5.7 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

          (h)   Notwithstanding the foregoing, commercially, competitively and/or personal sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis, provided that the parties shall cooperate to enable appropriate communications to be made available to the other party with respect to such commercially or competitively sensitive information redacted if necessary.

        Section 5.8    Compensation and Employee Benefits Matters.

          (a)   Parent shall develop (and shall cause the Company and MTR to work together to develop) common employee compensation and benefit programs as soon as practicable following the Effective Time, recognizing that a period of time may be necessary for the transition of existing employee benefit programs.

          (b)   If mutually agreed by MTR and the Company, each of MTR and/or the Company, as necessary, shall one (1) Business Day prior to the Effective Time, adopt resolutions terminating any MTR Plans or Company Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company and MTR become a members of the same controlled group of corporations (as defined in Section 414(b) of the Code), which MTR and the Company have determined should be terminated prior to the Effective Time. The form and substance of such resolutions shall be subject to the reasonable approval of the party that is not terminating such plan, and the other party shall provide evidence that such resolutions have been adopted by MTR, the Company and/or their the Subsidiaries, as applicable.

          (c)   Nothing contained in this Section 5.8, express or implied (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Parent, MTR, the Company or any of their respective Affiliates to amend, modify or terminate any employee benefit or employment plan, program, agreement, or arrangement after the Effective Time, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continue employment, or constitute or create an employment agreement with any employee, or (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employee, retirees, or dependents or benefits of employees or retirees) any right as a third-party beneficiary of this Agreement.

          (d)   From and after the Effective Time, except as otherwise agreed in writing between Parent and the applicable MTR Employee or as otherwise provided in this Agreement, Parent will cause its Subsidiaries to comply with, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between MTR or any of its Subsidiaries and any officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or agreements of MTR or its Subsidiaries and (iii) all obligations in effect as of the Effective Time pursuant to outstanding restoration or equity-based plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation, deferred compensation, or similar plans, programs, agreements or arrangements of MTR or its Subsidiaries. This Section 5.8 shall be binding upon and inure solely to the benefit of each party hereto, and for the avoidance of doubt, nothing in this Agreement is intended to (A) confer upon any current or former employee or other service provider of MTR or its Subsidiaries any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, MTR's Subsidiaries (if applicable) or any Subsidiary thereof (if applicable)), (B) constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider, or (C) alter any collective bargaining agreement terms and conditions.

          (e)   Parent shall cause each of its Subsidiaries, for a period commencing at the Effective Time and ending 90 days thereafter, not to effectuate a "plant closing" or "mass layoff" as those terms are defined in the WARN Act affecting in whole or in part any site of employment, facility, operating unit or Company Employee, and shall cause each of its Subsidiaries not to take any such action after such 90-day period without complying with all provisions of the WARN Act, or any similar provision of applicable foreign Law.

        Section 5.9    Takeover Laws.     If any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, each of the Company and MTR and their respective Boards of Directors shall take such commercially reasonable actions as may be necessary to render such Law inapplicable to all of the foregoing or to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Mergers and the other transactions contemplated hereby.

        Section 5.10    Notification of Certain Matters.     The Company and MTR shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company or the MTR Entities, (b) any Action commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Mergers or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Mergers set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Mergers set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.10, the Company's compliance or failure of compliance with this Section 5.10 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall has been satisfied.

        Section 5.11    Indemnification, Exculpation and Insurance.

          (a)   Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause each of MTR and the Company to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director, manager or employee of MTR and its Subsidiaries and each present (as of the Effective Time) and former officer, director, manager or employee of the Company and its Subsidiaries, the Member Representative and the Stockholders Representative (collectively, the "Indemnified Parties"), as applicable against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, manager, employee, fiduciary or agent of MTR, the Company or any of their respective Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and applicable MTR's certificate of incorporation, MTR's bylaws, the Company Charter and Company Operating Agreement each as at the date hereof (collectively, the "Constituent Documents"). In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or MTR or the Company, as applicable, to the fullest extent permitted under applicable Law and the applicable Constituent Documents, within ten (10) Business Days of receipt by Parent or MTR or the Company, as applicable, from the Indemnified Party of a request therefor; provided, that any Person to whom expenses are advanced provides an unsecured undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) none of Parent, MTR or the Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) MTR and the Company, as applicable, shall cooperate in the defense of any such matter. Parent and MTR, or the Company, as applicable, shall be jointly and severally liable for the obligation to provide indemnification to the Indemnified Parties.

          (b)   Except as may be required by applicable Law, Parent, MTR and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of incorporation or bylaws (or comparable organizational documents) of MTR, the Company and their respective Subsidiaries or in any indemnification agreement (or form thereof) identified in Section 5.11(b) of the Company Disclosure Letter and Section 5.11(b) of the MTR Disclosure Letter, as applicable, and in effect immediately prior to the Effective Time between such Indemnified Party and MTR, the Company or any of their respective Subsidiaries shall survive the Mergers and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

          (c)   For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by MTR, the Company and their Subsidiaries, as applicable, or cause to be provided substitute policies or purchase or cause MTR or the Company to purchase a "tail policy," in either case of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the Indemnified Parties than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 200% of the last annual premium paid by MTR or the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. All such policies, including any substitute policies, shall be issued by carriers rated A, XII or higher by A.M. Best Company. At either MTR's or the Company's option, each may purchase, prior to the Effective Time, a six-year prepaid, non-revocable and non-cancellable tail policy on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by its and their respective Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid tail policy has been obtained by MTR or the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by MTR or the Company, as applicable.

          (d)   Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

          (e)   The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Mergers and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

          (f)    In the event that the Company or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

        Section 5.12    Public Announcements.     Each MTR Entity, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. MTR and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of MTR and the Company. Notwithstanding the foregoing, the MTR Entities and the Company may make public statements in response to questions from the press, analysts, investors or those attending industry conferences so long as such statements are substantially consistent with press releases, public disclosures or public statements previously issued or made by MTR or the Company, as applicable.

        Section 5.13    Obligations of Merger Subs and Parent.     MTR shall take all action necessary to cause the MTR Entities to perform their respective obligations under this Agreement.

        Section 5.14    Consent Solicitation.

          (a)   MTR shall promptly at a time reasonably requested by the Company, commence, or cause its Subsidiaries to promptly commence, one or more consent solicitations (each, a "MTR Consent Solicitation"), with respect to certain amendments and waivers to the indenture (the "MTR Senior Indenture") dated as of August 1, 2011 among MTR, those designated Subsidiaries identified therein and Wilmington Trust, National Association, as Trustee and Collateral Agent governing MTR's 11.5% Senior Secured Second Lien Notes due August 1, 2019 (the "MTR Notes") on terms and conditions as may be agreed upon between the Company and MTR, and such other customary terms and conditions as are reasonably acceptable to the Company and MTR, and the Company shall assist MTR in connection therewith. If the Company requests that MTR proceed with any MTR Consent Solicitation, MTR shall irrevocably take all corporate actions necessary for the MTR Consent Solicitation. Promptly following the expiration date of the MTR Consent Solicitation, assuming the requisite consents are received with respect to the MTR Notes, MTR and its Subsidiaries, as applicable, shall execute a supplement to the MTR Senior Indenture, amending the terms and provisions of the MTR Senior Indenture as reasonably requested by the Company and as set forth in the MTR Consent Solicitation documents sent to holders of the MTR Notes (which amendment may include amendments and waivers to certain covenants contained in the MTR Notes or the MTR Senior Indenture which can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof), which supplemental indenture shall become operative immediately upon the Effective Time, and shall use all reasonable efforts to cause the trustee under the MTR Senior Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by MTR in connection with any MTR Consent Solicitation. MTR hereby covenants and agrees to provide (or to cause to be provided) when due and payable pursuant to the terms of any MTR Consent Solicitation immediately available funds for the prompt and full payment at or prior to the Effective Time of any consent solicitation fees payable to the holders of the MTR Notes for all consents properly tendered and not withdrawn to the extent required pursuant to the terms of such MTR Consent Solicitation.

          (b)   Promptly after the date of this Agreement, MTR, at its own expense, shall prepare all necessary and appropriate documentation in connection with any MTR Consent Solicitation, including the consent solicitation statement, related letters of transmittal and other related documents (collectively, the "MTR Consent Solicitation Statement"). MTR and the Company shall, and shall cause their respective Subsidiaries, agents and representatives to, reasonably cooperate with each other in the preparation of the Consent Solicitation Statement for each MTR Consent Solicitation. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and the respective agents and representatives (including accountants, attorneys and other advisors) of the Company and its Subsidiaries to, provide MTR with such financial and other information with respect to the Company and its Subsidiaries, undertake reasonable efforts to obtain customary accountants' comfort letters, if applicable, legal opinions, and other documentation and items relating to the MTR Consent Solicitation and execute such documents and take such other actions, in each case, as may be reasonably requested by MTR to carry out the MTR Consent Solicitation as contemplated hereunder. Each MTR Consent Solicitation Statement (including all amendments or supplements thereto) and all mailings to the holders of the MTR Notes in connection with such MTR Consent Solicitation shall be subject to the prior review of, and comment by, the Company and MTR and shall be reasonably acceptable in form and substance to each of them. If at any time prior to the completion of any MTR Consent Solicitation any information in the MTR Consent Solicitation Statement should be discovered by the Company and its Subsidiaries, on the one hand, or MTR, on the other, which should be set forth in an amendment or supplement to the MTR Consent Solicitation Statement, so that the MTR Consent Solicitation Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of MTR to the holders of the Notes. Notwithstanding anything to the contrary in this Section 5.14, MTR shall comply with the requirements of Rule 14e-1 under the Exchange Act, if applicable, and any other Laws applicable in connection with any MTR Consent Solicitation. In connection with any MTR Consent Solicitation, MTR may select one or more solicitation agents or, if applicable, dealer managers, information agents, and other agents to provide assistance in connection therewith and MTR shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to MTR.

          (c)   If none of the MTR Consent Solicitations undertaken pursuant to Section 5.14 is successful (or if MTR and the Company agree that MTR not proceed with any MTR Consent Solicitation pursuant to Section 5.14), then MTR shall, in accordance with the terms of the MTR Senior Indenture, (i) no later than thirty (30) days, but no earlier than sixty (60) days, prior to the Effective Time, mail a notice to the trustee under the MTR Senior Indenture and each holder of the MTR Notes offering to repurchase MTR Notes pursuant to the change of control provisions of the MTR Senior Indenture and (ii) take any other actions reasonably requested by the Company to otherwise comply with the change of control provisions of the Indenture and to facilitate the satisfaction and discharge of any MTR Notes tendered as part of the change of control offer to repurchase pursuant to the satisfaction and discharge provisions of the MTR Senior Indenture and the other provisions of the MTR Senior Indenture applicable thereto. Such change of control offer shall be made conditioned upon the closing of the Mergers, and the closing of the change of control offer shall occur, if at all, on the same day as the Closing Date, or if requested by MTR on such later date, and such change in control offer otherwise shall comply with the terms of the MTR Senior Indenture. The redemption and satisfaction and discharge of the MTR Notes pursuant to the preceding sentences are referred to collectively as the "Discharge" of the MTR Notes. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by MTR in connection with the Discharge of the MTR Notes.

          (d)   MTR shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives (other than any direct indemnification of any solicitation agent or dealer manager, which shall be indemnified under the applicable solicitation agent or dealer manager agreement; provided, however, that MTR shall indemnify the Company and its Subsidiaries from and against any and all liabilities incurred by them in connection with any solicitation agent or dealer manager agreement) for any liabilities incurred by any of them in connection with any action taken by them pursuant to this Agreement with respect to any Consent Solicitation; provided, however, that MTR shall not have any obligation to indemnify, defend, and hold harmless any such party or person to the extent it is finally determined by a court of competent jurisdiction that such damages suffered or incurred are attributable to information provided by the Company that contained a material misstatement or omission.

          (e)   MTR shall be deemed to have satisfied each of its obligations set forth in clauses (a) through (c) of this Section 5.14 if MTR shall have used its reasonable best efforts to comply with such obligations, regardless of the actual outcome of any Consent Solicitation.

        Section 5.15    Further Assurances Regarding Existing Credit Agreement.     The Company shall use its commercially reasonable efforts to obtain, at the Company's sole cost and expense, any necessary amendments, in form and substance reasonably satisfactory to the Company and MTR, to the Company's senior secured revolving credit facility dated as of June 1, 2011 with Bank of America, N.A., as administrative agent, and certain other banks or financial institutions identified as lenders therein (such credit facility, as amended from time to time, will be referred to collectively as the "Existing Credit Agreement"), so that no Default or Event of Default (each as defined therein) will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder pursuant to Section 8.02(b) thereunder) after giving effect to the Mergers and the other transactions contemplated by this Agreement; provided, that any amendment or waiver of any other provision of the Existing Credit Agreement shall require the prior written consent of MTR.

        Section 5.16    Tamarack Crossing, LLC.     Promptly after the date of this Agreement, the Company shall, at its own expense, dispose of, or sell or assign to a third party, any and all interests, directly or indirectly, in Tamarack Crossing, LLC, a Nevada limited liability company ("Tamarack"). Notwithstanding anything contained in Section 5.1(b), the Company may distribute the proceeds from the disposition of the interests in Tamarack to its members.

        Section 5.17    Non-Compete.     Prior to the Effective Time, each of the Merger Members, the officers and certain senior managers (as mutually agreed upon by the Company and MTR, the "Designated Officer"), shall enter into non-competition agreements with Parent (each a "Non-Compete Agreement") that will become effective as of the Effective Time and that will include the following terms:

          (a)   if such Merger Member beneficially owns less than 5% of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member shall not be restricted under the terms of the Non-Compete Agreement (except, if applicable, any remaining tail period described in clause (c) below);

          (b)   if such Merger Member beneficially owns 5% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member may pursue corporate opportunities subject a right of first offer in favor of Parent;

          (c)   if such Merger Member beneficially owns 15% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member's activities will be subject to customary non-competition restrictions in favor of Parent until the first anniversary of the later of (i) such Merger Member's separation of service from Parent and/or its Subsidiaries and (ii) such Merger Member ceasing to beneficially own 15% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis);

          (d)   the restrictions described in clauses (b) and (c) above shall not apply with respect to any activities related to (i) Michael Pegram or his Affiliates (so long as such activities are consistent with passive investment activities) and (ii) Tamarack; and

          (e)   The Designated Officers shall be subject to Non-Compete Agreements (which may be part of any such Designated Officer's employment agreement) which shall include a "right of first offer" and "non-competition restrictions" similar to those contemplated by clauses (b) and (c) above until such person's separation of service from Parent and/or its Subsidiaries.

        Section 5.18    Further Assurances Regarding MTR Credit Agreement.     MTR shall use its commercially reasonable efforts to obtain, at MTR's sole cost and expense, any necessary amendments,

in form and substance reasonably satisfactory to MTR and the Company, to the MTR Credit Agreement, so that no Default or Event of Default (each as defined therein) will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder pursuant to Section 8.1(j) thereunder) after giving effect to the Mergers and the other transactions contemplated by this Agreement; provided, that any amendment or waiver of any other provision of the MTR Credit Agreement shall require the prior written consent of the Company.

        Section 5.19    Nasdaq Listing.     Parent shall cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

        Section 5.20    Exemption from Liability Under Section 16(b).     The Company and MTR agree that, in order to most effectively compensate and retain Company Insiders and MTR Insiders (as defined below) in connection with the Mergers, both prior to and after the Effective Time, it is desirable that Company Insiders and MTR Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests into Parent Common Stock, Parent options, restricted shares and units, as the case may be, in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 5.20. Assuming the Company and MTR deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company and MTR who will be subject to the reporting requirements of Section 16(a) of the Exchange Act (respectively, the "Company Insiders" and the "MTR Insiders"), the number of shares of MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests be held by each such Company Insider or MTR Insider expected to be exchanged in the Mergers, Parent Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the Company Insiders and MTR Insiders of Parent Common Stock, Parent options, and Parent restricted stock units, deferred stock units and phantom units, in exchange for MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests, in each case pursuant to the transactions contemplated by this Agreement, are approved by Parent Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law.

        Section 5.21    Silver Legacy.

          (a)   Notwithstanding any provision herein to the contrary, in the event that any "buy-sell" procedure is initiated with respect to SLJV in accordance with SLJV's operating agreement, ELLC shall be entitled to exercise all of its rights under such operating agreement in connection with such "buy-sell" procedure and otherwise participate in such "buy-sell" procedure in accordance with the terms of such operating agreement.

          (b)   Subject to Section 5.21(a), on or prior to the Closing Date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts, LLC, a Nevada limited liability company and a wholly-owned Subsidiary of the Company, so that, as of the Closing Date, ELLC will be a wholly-owned Subsidiary of the Company.

        Section 5.22    MTR Non-Operating Real Estate.     Prior to the Closing Date, MTR may, from time to time, sell or dispose of any Non-Core Land, as such term is defined in (a) Section 1.01 of the MTR Senior Indenture and (b) Section 1.1 of the MTR Credit Agreement, on such terms and conditions as it may determine, in its sole discretion.

        Section 5.23    No-Shop.     Until such time, if any, as this Agreement is terminated pursuant to Section 7.1, except as permitted by Section 5.21(a), the Company will not, nor will it cause or permit any of their respective Representatives to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any nonpublic information to, any Person (other than MTR and its Representatives) relating to any transaction involving the sale of the Business or any material portion of the property or assets of the Company, SLJV or their respective Subsidiaries or any of the membership interests or other equity interests of the Company, SLJV or any of their respective Subsidiaries, or any merger, consolidation, business combination, or similar transaction involving the Company, SLJV or any of their respective Subsidiaries. From the date hereof through the Closing Date, the Company will not, directly or indirectly, enter into or authorize, or permit any Representatives of Company, SLJV, any of their respective Subsidiaries or of any of the Company's members to enter into, any agreement or agreement in principle with any third Person for the acquisition of the Company, SLJV, any of their respective Subsidiaries, or any material portion of the respective assets or properties of the Company, SLJV or any of their respective Subsidiaries or, in the case of the Company's members, any of the membership interests or other equity interests of the Company or any of its Subsidiaries (a "Third-Party Transaction"). The Company will inform MTR in writing by facsimile within twenty-four (24) hours following the receipt by any of the Company or any of its Representatives of any unsolicited inquiry, proposal, offer or bid (including the terms thereof and the identity of the Person making such inquiry, proposal, offer or bid) in respect of any Third-Party Transaction. MTR acknowledges that the mere receipt by the Company of an unsolicited inquiry or proposal regarding a Third-Party Transaction will not constitute a breach of the Company' obligations under this Section 5.23, but only if the Company notifies MTR of such unsolicited inquiry or proposal as required by this Section 5.23.

        Section 5.24    Tax Matters.     During the period up to the Closing, the Company and MTR shall, and shall cause each of their Subsidiaries to, timely file all Tax Returns required to be filed by or on behalf of each such entity, timely pay all Taxes due and payable, accrue a reserve in the books and records and financial statements of any such entity for all Taxes payable but not yet due, and promptly notify the other of any actions pending against or with respect to it or any of its subsidiaries in respect of any Tax. After the Closing, each party to this Agreement shall cooperate, and shall cause their respective Affiliates to cooperate, with each other's agents, including accountants and legal counsel, in connection with Tax matters relating to the Company, MTR, Parent, and any of their Subsidiaries, including the preparation and filing of any Tax Returns, examination of Tax Returns, and any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. The parties hereto intend that the Mergers, taken together, be treated as a transaction qualifying as an exchange under Section 351 of the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Mergers to qualify as part of an exchange under Section 351 of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Mergers from qualifying as an exchange under Section 351 of the Code. The Company and MTR shall cooperate and provide any certifications or representations reasonably required by counsel for the Company and counsel for MTR, respectively, in providing the opinions described in Sections 6.2(h) and 6.3(j) hereof. Following the Effective Time, neither Parent nor any of its Subsidiaries knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Mergers from qualifying as an exchange under Section 351 of the Code.

        Section 5.25    Adjusted MTR EBITDA Statement.     Not less than ten (10) Business Days prior to the Closing Date (or if such date is within ten (10) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), MTR shall prepare and deliver to the Company for its review a report (the "Preliminary Adjusted MTR EBITDA Statement") substantially in the form attached hereto as, and in accordance with the sample, together the policies and procedures and methodologies (if any) set forth on, Exhibit C setting forth (i) a statement of an estimate of Adjusted MTR EBITDA as of the Report Date (the "Closing Condition Adjusted MTR EBITDA"), and (ii) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to the foregoing. The Company shall have a reasonable opportunity to discuss the Preliminary Adjusted MTR EBITDA Statement with MTR and review such report and the underlying books and records of MTR related thereto. If the Company objects to any amount reflected on the Preliminary Adjusted MTR EBITDA Statement, MTR and the Company shall in good faith attempt to resolve such objection and agree to such amounts prior to the Closing. The "Closing Adjusted MTR EBITDA Statement" shall be (x) the Preliminary Adjusted MTR EBITDA Statement revised to reflect any modifications agreed to by the Company and MTR and, with respect to any item contained in the Preliminary Adjusted MTR EBITDA Statement that the parties are unable to resolve, shall be deemed, solely for purposes of determining the Closing Adjusted MTR EBITDA Statement, equal to the quotient obtained by dividing (I) the sum of (A) the estimate prepared in good faith by MTR contained in the Preliminary Adjusted MTR EBITDA Statement and (B) the Company's good faith estimate of such item, by (II) two (2), or (y) if there are no agreed-upon modifications or outstanding disputes, the Preliminary Adjusted MTR EBITDA Statement shall be the Closing Adjusted MTR EBITDA Statement.

ARTICLE VI
CONDITIONS PRECEDENT

        Section 6.1    Conditions to Each Party's Obligation to Effect the Mergers.     The obligation of each party to effect the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)   Stockholder Approval.    The MTR Stockholder Approval shall have been obtained.

          (b)   No Injunctions or Legal Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Mergers.

          (c)   HSR Act; Antitrust.    Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

          (d)   Gaming Approvals.    All Requisite Gaming Approvals shall have been duly obtained without the imposition of material restrictions or conditions and shall be in full force and effect.

          (e)   Combined Adjusted EBITDA.    The sum of the Estimated Adjusted Company EBITDA as set forth on the Preliminary Closing Report and the Closing Condition Adjusted MTR EBITDA as set forth on the Closing Adjusted MTR EBITDA Statement exceeds One Hundred Fifteen Million Dollars ($115,000,000.00).

          (f)    Consents.    All consents, approvals, Permits and actions set forth on Section 3.4 of the Company Disclosure Letter and/or Section 4.3 of the MTR Disclosure Letter shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Person necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

        Section 6.2    Conditions to the Obligations of the Company.     The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

          (a)   Representations and Warranties.

              (i)  Except as set forth in subsections (ii) and (iii) below, each of the representations and warranties of the MTR Entities set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining whether such Material Adverse Effect threshold has been met, all materiality, "Material Adverse Effect" and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties).

             (ii)  Except as set forth in subsection (iii) below, each of the Designated Representations of the MTR Entities shall be true and correct in all material respects as of date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent any such Designated Representations expressly relate to an earlier date, in which case as of such earlier date), it being understood that, for purposes of determining whether such materiality threshold has been met, all materiality, "Material Adverse Effect" and similar qualifiers set forth in such Designated Representations shall be disregarded in determining the accuracy of such Designated Representations.

            (iii)  The representations and warranties contained in Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects only as of such earlier date) as though made as of the Closing Date.

          (b)   Performance of Obligations of MTR Entities.    The MTR Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

          (c)   Officers' Certificate.    The Company shall have received a certificate signed by an executive officer of MTR certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

          (d)   Listing of Parent Common Stock.    The shares of Parent Common Stock issuable pursuant to the Mergers shall have been approved for listing on Nasdaq.

          (e)   Escrow Agreement.    The Escrow Agreement shall have been executed and delivered to the Company by Parent and the Escrow Agent.

          (f)    Adjusted MTR EBITDA Statement.    MTR shall have delivered to the Company the Preliminary Adjusted MTR EBITDA Statement, and a Closing Adjusted MTR EBITDA Statement shall have been determined in accordance with Section 5.25.

          (g)   No MTR Material Adverse Effect.    Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on MTR.

          (h)   Tax Opinion.    The Company shall have received an opinion of Milbank, Tweed, Hadley & McCloy LLP, substantially in the form of Exhibit F hereto, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer's certificates from the Company and MTR, substantially in the form set forth on Section 6.2(h) of the Company Disclosure Letter, delivered in connection therewith, to the effect that the Company Merger will be treated as a transfer of property to Parent, as described in Section 351(a) of the Code. In rendering such opinion, Milbank, Tweed, Hadley & McCloy LLP will be entitled to receive and rely upon customary certificates and representations of the officers of the Company and MTR.

        Section 6.3    Conditions to the Obligations of MTR Entities.     The obligation of the MTR Entities to effect the Mergers is also subject to the satisfaction, or waiver by MTR, at or prior to the Effective Time of the following conditions:

          (a)   Representations and Warranties.

              (i)  Except as set forth in subsections (ii) and (iii) below, each of the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining whether such Material Adverse Effect threshold has been met, all materiality, "Material Adverse Effect" and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties).

             (ii)  Except as set forth in subsection (iii) below, each of the Designated Representations of the Company shall be true and correct in all material respects as of date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent any such Designated Representations expressly relate to an earlier date, in which case as of such earlier date), it being understood that, for purposes of determining whether such materiality threshold has been met, all materiality, "Material Adverse Effect" and similar qualifiers set forth in such Designated Representations shall be disregarded in determining the accuracy of such Designated Representations.

            (iii)  The representations and warranties contained in Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects only as of such earlier date) as though made as of the Closing Date.

          (b)   Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)   No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on the Company.

          (d)   Officers' Certificate.    MTR shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

          (e)   Tamarack.    The Company shall not, directly or indirectly, have any equity interest or otherwise in Tamarack.

          (f)    Eldorado LLC.    The Company shall (by operation of the Merger Member Side Agreement or otherwise), as of the Closing Date, own (directly or indirectly) all of the issued and outstanding equity interests in Eldorado LLC, and no other entity, other than an Affiliate of MGM Resorts International or a designee of such Affiliate, shall own any interest in SLJV.

          (g)   Escrow Agreement.    The Escrow Agreement shall have been executed and delivered to MTR by the Member Representative and the Escrow Agent.

          (h)   Non-Compete Agreements.    MTR or Parent shall have received the Non-Compete Agreements executed by each Merger Member and each of the Designated Officers (which Non-Compete Agreements may, in the cases of any such Designated Officer, be part of his or her employment agreement).

          (i)    Merger Member Undertaking.    MTR shall have received a Merger Member Undertaking executed by each Merger Member.

          (j)    Tax Opinion.    MTR shall have received an opinion of Stevens & Lee, P.C., substantially in the form of Exhibit G hereto, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer's certificates from the Company and MTR, substantially in the form set forth on Section 6.3(j) of the MTR Disclosure Letter, delivered in connection therewith, to the effect that the MTR Merger will be treated as a transfer of property to Parent, as described in Section 351(a) or 351(b) of the Code. In rendering such opinion, Stevens & Lee, P.C. will be entitled to receive and rely upon customary certificates and representations of the officers of the Company and MTR.

        Section 6.4    Frustration of Closing Conditions.     None of MTR, Parent, Merger Sub A Merger Sub B or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party's breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        Section 7.1    Termination.     This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the MTR Stockholder Approval has been obtained (with any termination by MTR also being an effective termination by any other MTR Entity):

          (a)   by mutual written consent of MTR and the Company;

          (b)   by either MTR or the Company:

              (i)  if the Mergers shall not have been consummated before June 9, 2014 (the "Termination Date"); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Mergers to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement; provided further, that if as of the Termination Date, all of the conditions precedent to Closing other than the condition set forth in Section 6.1(d) (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) shall have been satisfied as of the Termination Date, then either MTR or the Company may unilaterally extend the

    Termination Date for 180 days upon written notice to the other by the Termination Date, in which case the Termination Date shall be deemed for all purposes to be so extended;

             (ii)  if the Company or any MTR Entity receives a definitive oral or written notice or determination from any Gaming Authority or the staff of any Gaming Authority that a MTR Entity or the Company will not be granted any Gaming Approval by such Gaming Authority that is required in order for the condition set forth in Section 6.1(d) to be satisfied; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, any such Gaming Authority's refusal to grant any such Gaming Approval;

            (iii)  if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule or decree, ruling or other action in accordance with Section 5.7;

            (iv)  if the MTR Stockholder Approval shall not have been obtained at the MTR Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that a party will not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to obtain the MTR Stockholder Approval results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time; or

             (v)  if the condition set forth in Section 6.1(e) fails to occur.

          (c)   by the Company:

              (i)  if any MTR Entity shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.2 and (B) cannot be cured by the Termination Date; provided, that the Company shall have given MTR written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating the Company's intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

             (ii)  if a Triggering Event has occurred at any time prior to the receipt of the MTR Stockholder Approval;

            (iii)  if all the closing conditions contained in Sections 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) and Parent fails to fund the Exchange Fund at the Closing; or

            (iv)  if the Company Board so determines by the vote of not less than a majority of its members, at any time during the five business day period immediately prior to the Closing Date, if the amount (such difference shall be the "Excess Regulatory Fee") of the change of control fee that the PGCB will assess, which is final and nonappealable, in connection with any petition or application for approval of the change of control of MTR and its Subsidiaries is materially higher than such fees historically assessed by the PGCB in connection with transactions of this type; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to MTR (provided that such notice of election to terminate may be withdrawn at any time within the five-business day period commencing upon the delivery of such notice). During the five-business day period commencing with its receipt of such notice, MTR shall have the option to elect to do both of the following: (A) advance to the Company in cash an amount equal to the Excess Regulatory Fee, payment of which shall be made by wire transfer of same day funds to the account or accounts designated by the Company as promptly as practicable, and (B) increase the MTR Excess Expense Amount by an amount equal to the Excess Regulatory Fee. If MTR makes the election contemplated by the preceding sentence within such five-business day period, it shall give prompt written notice to the Company of such election and make the payment contemplated in clause (A) above, whereupon no termination shall have occurred pursuant to this Section 7.1(c)(iv) and this Agreement shall remain in full force and effect in accordance with its terms (except that the MTR Excess Expense Amount shall have been so adjusted);

          (d)   by MTR:

              (i)  if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3 and (B) cannot be cured by the Termination Date; provided, that MTR shall have given the Company written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating MTR's intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided further, that MTR shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if any MTR Entity is then in material breach of any of its covenants or agreements set forth in this Agreement; or

             (ii)  only prior to having obtained the MTR Stockholder Approval, in order to enter into a transaction that is a Superior Proposal, if prior to the receipt of the MTR Stockholder Approval, (A) the MTR Board has received a Superior Proposal, (B) MTR has complied with the provisions of Section 5.4, and (C) prior to or concurrently with such termination, MTR pays the MTR Termination Fee due under Section 7.3.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

        Section 7.2    Effect of Termination.

          (a)   In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any MTR Entity, on the one hand, or the Company, on the other hand, except that if there has been any material and willful, intentional or knowing (i) failure of any party to perform its covenants, agreements or obligations hereunder or (ii) breach by any party of its representations and warranties contained in this Agreement, then such party will be fully liable for any liabilities or damages suffered by the other parties hereto as a result of such failure or breach.

          (b)   Notwithstanding anything to the contrary in Section 7.2(a) above, in the event of termination of this Agreement, the Confidentiality Agreement and the provisions of Sections 3.21 and 4.9 (Brokers), Section 5.12 (Public Announcements), Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.11 (Severability), Section 8.12 (Waiver of Jury Trial), and Section 8.15 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof.

        Section 7.3    Fees and Expenses.

          (a)   Except as otherwise provided in Section 5.7(b), Section 5.15(e) or this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the MTR Stockholder Approval shall be paid by MTR.

          (b)   If:

              (i)  this Agreement is terminated by MTR or the Company pursuant to Section 7.1(b)(iv) and, prior to the MTR Stockholders Meeting, there has been a Triggering Event;

             (ii)  this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

            (iii)  this Agreement is terminated by MTR pursuant to Section 7.1(d)(ii); or

            (iv)  (A) an Acquisition Proposal shall have been made directly to MTR's shareholders or otherwise publicly disclosed prior to the taking of the vote to receive the MTR Stockholder Approval at the MTR Stockholders Meeting or any adjournment or postponement thereof, (B) this Agreement is thereafter terminated by either the Company or MTR pursuant to Section 7.1(b)(iv) and (C) within nine (9) months of the date of such termination of this Agreement, MTR or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal with such party or its Affiliates, then, in any such case, MTR shall pay the Company a termination fee of Five Million Dollars ($5,000,000.00) in cash and an amount equal to the Expense Reimbursement (collectively, the "MTR Termination Fee"), it being understood that in no event shall MTR be required to pay the MTR Termination Fee on more than one occasion. Payment of the MTR Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by the Company (A) as promptly as practicable, but in any event no later than two (2) Business Days, after termination of this Agreement by the Company in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(i) or (ii), (B) prior to or simultaneously with such termination of this Agreement by MTR in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(i) or (iii), or (C) prior to or simultaneously with the entering into or consummation of the applicable Acquisition Proposal in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(iv); provided, however, that with respect to any payment of the MTR Termination Fee pursuant to Section 7.3(b)(iv) above, the amount, if any, of any payment made by MTR to the Company pursuant to Section 7.3(c) below shall be deducted from the amount of the MTR Termination Fee payable to the Company in such instance. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated and the MTR Termination Fee is payable to the Company pursuant to this Section 7.3(b), then, in such instances, the Company's right to receive the MTR Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby and thereby and shall be the sole and exclusive remedy of the Company and its Affiliates against MTR and its Subsidiaries.

          (c)   If this Agreement is terminated by MTR or the Company pursuant to Section 7.1(b)(iv), and prior to such termination there shall not have been a Triggering Event, then MTR shall as promptly as practicable, but in any event no later than two (2) Business Days, after the termination of this Agreement (in the case of a termination by the Company) or prior to or simultaneously with the termination of this Agreement (in the case of a termination by MTR), reimburse the Company for all of its fees and expenses actually incurred in connection with the transactions contemplated by this Agreement, up to a maximum reimbursement of Five Hundred Thousand Dollars ($500,000.00) in cash (the "Expense Reimbursement").

          (d)   Each party hereto acknowledges that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due pursuant to Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the amounts set forth in Section 7.3, such party shall pay other party its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to the applicable provisions of this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

        Section 7.4    Amendment or Supplement.     This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the MTR Stockholder Approval has been obtained; provided, however, that after the MTR Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of MTR without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

        Section 7.5    Extension of Time; Waiver.     At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the MTR Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of MTR without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII
GENERAL PROVISIONS

        Section 8.1    Nonsurvival of Representations and Warranties.     None of the representations, warranties, covenants or agreements of the MTR Entities or the Company in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

        Section 8.2    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon the first Business Day after such facsimile is sent if written confirmation of receipt by facsimile is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

      (i)
      if to MTR Entities, to:

      MTR Gaming Group, Inc.
      2100 Corporate Drive, Suite 300
      Wexford, Pennsylvania 15090
      Attention: General Counsel
      Facsimile: (724) 933-8129

    with a copy (which shall not constitute notice) to:

        Stevens & Lee
        111 North 6th Street
        Reading, Pennsylvania 19601
        Attention: Ernie J. Choquette
        Facsimile: (610) 988-0834
        E-mail: ejc@stevenslee.com

      (ii)
      if to the Company, to:

      Eldorado HoldCo, LLC
      c/o McDonald Carano Wilson
      100 W. Liberty 10th floor
      Reno, Nevada 89501
      Attention: Anthony L. Carano
      Facsimile: (775) 788-2020

    with a copy (which shall not constitute notice) to:

        Milbank, Tweed, Hadley & McCloy
        601 South Figueroa Street, 30th Floor
        Los Angeles, California 90017
        Attention: Kenneth J. Baronsky
        Facsimile: (213) 629-5063
        E-mail: kbaronsky@milbank.com

        Section 8.3    Certain Definitions.     For purposes of this Agreement:

          (a)   "Acquisition Proposal" means any inquiry, proposal or offer from any Person or group of Persons other than the Company or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of MTR (or any Subsidiary or Subsidiaries of MTR whose business constitutes 15% or more of the net revenues, net income or assets of MTR and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over

  15% of the equity securities or consolidated total assets of MTR and its Subsidiaries, in each case other than the Mergers;

          (b)   "Adjusted Company EBITDA" means, with respect to the Company (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit A;

          (c)   "Adjusted MTR EBITDA" means, with respect to MTR (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit C;

          (d)   "Adjusted SLJV EBITDA" means, with respect to SLJV (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit A;

          (e)   "Affiliate" of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

          (f)    "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

          (g)   "Business" means the business of the Company and its Subsidiaries (taken as a whole) as conducted on the date of this Agreement;

          (h)   "Cage Cash" means all Cash contained in the cage, ATMs, slot booths, count rooms, ticket kiosks, cash registers and drop boxes at the Company Gaming Properties as of any such date;

          (i)    "Cash" means cash and cash equivalents (other than restricted cash);

          (j)    "Closing Adjusted Net Working Capital" means Company Adjusted Net Working Capital as determined as of the Report Date (without giving effect to the consummation of the Mergers) as of 12:01 am (Eastern Time), or other time mutually agreed by the Parties;

          (k)   "Closing Adjusted Net Working Capital Shortfall" means the amount (if any) by which Closing Adjusted Net Working Capital Target exceeds Closing Adjusted Net Working Capital;

          (l)    "Closing Adjusted Net Working Capital Surplus" means the amount (if any) by which Closing Adjusted Net Working Capital exceeds Closing Adjusted Net Working Target;

          (m)  "Closing Adjusted Net Working Capital Target" means $438,000;

          (n)   "Closing Company Cash" means the aggregate Cash (excluding Cage Cash determined in the manner set forth in Section 2.6(d)) as of the Report Date as of 12:01 A.M. (Eastern Time) of the Company and its Subsidiaries;

          (o)   "Closing Company Debt" means Company Debt as of the Report Date as of 12:01 A.M. (Eastern Time), or other time mutually agreed by the Parties;

          (p)   "Closing SLJV Adjusted Net Working Capital" means SLJV Adjusted Net Working Capital as determined as of the Report Date (without giving effect to the consummation of the Mergers) as of 12:01 am (Eastern Time), or other time mutually agreed by the Parties;

          (q)   "Closing SLJV Adjusted Net Working Capital Shortfall" means the amount (if any) by which Closing SLJV Adjusted Net Working Capital Target exceeds Closing SLJV Adjusted Net Working Capital;

          (r)   "Closing SLJV Adjusted Net Working Capital Surplus" means the amount (if any) by which Closing SLJV Adjusted Net Working Capital exceeds Closing SLJV Adjusted Net Working Target;

          (s)   "Closing SLJV Adjusted Net Working Capital Target" means $(222,000);

          (t)    "Closing SLJV Cash" means the aggregate Cash (excluding Cage Cash determined in the manner set forth in Section 2.6(d)) as of the Report Date as of 12:01 A.M. (Eastern Time) of the SLJV and its Subsidiaries;

          (u)   "Closing SLJV Debt" means the aggregate amount of Indebtedness of SLJV and its Subsidiaries (but excluding any future accruals with respect to the second lien notes due 2018 issued pursuant to the Indenture dated November 16, 2012, by and among SLJV, Silver Legacy Capital Corp., and The Bank of New York Mellon Trust Company, N.A, as trustee) as of the Report Date as of 12:01 A.M. (Eastern Time), or other time mutually agreed by the Parties;

          (v)   "Company Adjusted Net Working Capital" means, as of any date, with respect to the Company and its Subsidiaries, the amount calculated in accordance with the methodology set forth on Exhibit B, on a basis according to GAAP and applied on a consistent basis with the Company Audited Financial Statements;

          (w)  "Company Debt" means the aggregate amount of Indebtedness of the Company and the Company Subsidiaries as determined as of the Report Date;

          (x)   "Company Gaming Properties" means (i) Eldorado Resorts Casino Shreveport (Shreveport, Louisiana), (ii) Eldorado Hotel Casino Reno (Reno, Nevada) and (iii) SLJV (Reno, Nevada);

          (y)   "Company Intellectual Property" means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by the Company, SLJV or any of their respective Subsidiaries;

          (z)   "Company Registered IP" means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Company Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) the Company, SLJV or any of their respective Subsidiaries, and (ii) any other applications, registrations, recordings and filings by the Company, SLJV or any of their respective Subsidiaries (or otherwise authorized by or in the name of the Company, SLJV or any of their respective Subsidiaries) with respect to any Company Intellectual Property;

          (aa) "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

          (bb) "Datasite" means (i) with respect to the Company, the electronic data room maintained by Onehub in the Project Ridgeline folder at https://ws.onehub.com and (ii) with respect to MTR, the electronic data room maintained by Merrill Corporation in the Ridgeline folder at https://datasite.merrillcorp.com; provided that a document or information shall be deemed to have been made available on such electronic data room only if such document or information was available in such Datasite as of 1:00 p.m. (Eastern Time) on September 8, 2013;

          (cc) "Designated Representations" means (i) with respect to the Company, the representations and warranties of the Company contained in Sections 3.2 (Capital Stock), 3.3 (Authority), and 3.21 (Brokers) of this Agreement, and (ii) with respect to any of the MTR Entities, the representations and warranties of the MTR Entities contained in Sections 4.2 (Authority), 4.6 (Ownership and Operations of the MTR Entities), and 4.9 (Brokers);

          (dd) "ELLC" means Eldorado LLC, a Nevada limited liability company;

          (ee) "Environmental Laws" means all foreign, federal, state, or local statutes, regulations, ordinances, judgments, codes, or decrees with respect to the protection of the environment, regulating the exposure of individuals to Materials of Environmental Concern, or relating to the emission, discharge, release or threatened release, investigation or remediation, manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport, handling or use of any Materials of Environmental Concern, in effect as of the date of this Agreement, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act;

          (ff)  "Environmental Permits" means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws;

          (gg) "Escrow Agent" means any bank, financial institution, trust company or financial services company mutually satisfactory to both MTR and the Company, which shall serve as escrow agent pursuant to the Escrow Agreement;

          (hh) "Gaming Approvals" means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service or sale of alcoholic beverages, the ownership or the operation, management and development of any gaming operations, and, in the case of the Company, including the ownership, operation, management and development of the Business, and, in the case of MTR, including the ownership, operation, management and development of the business of MTR and its Subsidiaries;

          (ii)   "Gaming Authorities" means any Governmental Entities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Nevada Gaming Control Board, the Louisiana Gaming Control Board, the PGCB, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission and the West Virginia Racing Commission;

          (jj)   "Gaming Law" means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to gaming and related activities and operations or the manufacture, distribution, service or sale of alcoholic beverages, including the rules and regulations of the Gaming Authorities;

          (kk) "HCM" mean Hotel-Casino Management, Inc., a Nevada corporation;

          (ll)   "Implied Per Share Price" means $5.15 per share of Parent Common Stock;

          (mm)  "Indebtedness" means, in respect of any Person, (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement agreements in respect thereof) or banker's acceptances, in each case, only to the extent drawn upon and not reimbursed; (iv) obligations of such Person to pay the deferred and unpaid purchase price of property; (v) capitalized lease obligations of such Person; (vi) indebtedness of third parties which is guaranteed by such Person or secured by an Lien on the assets of such Person; (vii) any payments to be made by such Person in connection with the acquisition of any entity by way of by merger, consolidation, or acquisition of stock or assets or any other business combination; (viii) any account payable overdue by more than three hundred sixty-five (365) days; and (ix) unpaid accrued interest on any of the foregoing items; provided, however, that to the extent that any of the foregoing items are taken into account as a reduction in the calculation of Company Adjusted Net Working Capital, such items (to the same extent) will not constitute Indebtedness for the purpose of determining Company Debt and Closing Company Debt;

          (nn) "Intellectual Property" means any and all of the following to the extent protected by Intellectual Property Rights or Intellectual Property Rights are embodied therein: (i) technology, formulae, algorithms, procedures, processes, methods, techniques, knowhow, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter ("Works of Authorship"); (vi) databases and other compilations and collections of data or information ("Databases"); (vii) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing ("Trademarks"); (viii) domain names, uniform resource locators and other names and locators associated with the Internet ("Domain Names"); (ix) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information ("Trade Secrets"); and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein;

          (oo) "Intellectual Property Rights" means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) patents and patent applications, utility models and applications for utility models, inventor's certificates and applications for inventor's certificates, and invention disclosure statements ("Patents"); (ii) copyrights and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated) ("Copyrights"); (iii) other rights with respect to Software, including registrations thereof and applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; (ix) publicity and privacy rights, including all rights with respect to use of a Person's name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (x) any rights equivalent or similar to any of the foregoing;

          (pp) "knowledge" of (x) the Company means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(pp) of the Company Disclosure Letter and (y) MTR means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(pp) of the MTR Disclosure Letter;

          (qq) "Material Adverse Effect" means, with respect to any Person, any event, change, occurrence or effect that would have or would reasonably be expected to have a material adverse effect on (x) the business of such Person and its Subsidiaries, taken as a whole, or (y) the ability of such Person (other than SLJV or its Subsidiaries) to consummate the transactions contemplated hereby on a timely basis, other than, in each case, any change, effect, event or occurrence resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries or markets in which such Person or its Subsidiaries operate or intend to operate, including increased competition, (iii) any actions required to be taken pursuant to Section 5.7 of this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws or applicable Gaming Laws necessary for the consummation of the Mergers, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) any change in the price or trading volume of such Person's stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether there has been a Material Adverse Effect), (vi) any outbreak or escalation of hostilities or war or any act of terrorism or any other national or international calamity, crisis or emergency, (vii) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any other Person (who is not a party to this Agreement) with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such Person and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (viii) any action taken by such Person, or which such Person causes to be taken by any of its Subsidiaries, in each case which is required or permitted by this Agreement or (ix) any actions taken (or omitted to be taken) at the request of the other party to this Agreement. For the avoidance of any doubt, any change in the financial condition, results of operation, or other financial performance, including to Adjusted Company EBITDA, Adjusted MTR EBITDA, and Company Adjusted Net Working Capital, of any Person between the date hereof and the Closing Date shall not be taken into account in determining whether there has been a Material Adverse Effect (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether there has been a Material Adverse Effect);

          (rr)  "Materials of Environmental Concern" means any contaminants, pollutants and hazardous, acutely hazardous, extremely hazardous or toxic material, substance or waste defined and regulated as such under applicable Environmental Laws and also including asbestos, polychlorinated biphenyls, radioactive materials, and petroleum products, byproducts and wastes or byproducts associated with the extraction, refining or use of petroleum, petroleum products or other hydrocarbons, whether or not any such petroleum products, byproducts, wastes or other hydrocarbons or substances are listed or classified in such Environmental Laws;

          (ss)  "Merger Member Side Agreement" means an agreement among the Merger Members pursuant to which (among other things) the Merger Members agree to transfer to the Company any interests that any of the Merger Members have in any Subsidiary of the Company or in SLJV in exchange for a portion of the Company Merger Consideration.

          (tt)  "Merger Member Undertaking" means an agreement between Parent and a Merger Member, substantially in the form of Exhibit G hereto.

          (uu) "MTR Common Stock" means the common stock, par value $0.00001 per share, of MTR;

          (vv) "MTR Credit Agreement" means Credit Agreement dated as of August 1, 2011, among MTR, certain Subsidiaries of MTR, the lenders signatories thereto, and JPMorgan Chase Bank, N.A., as administrative agent;

          (ww)  "MTR Intellectual Property" means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by MTR or any of its Subsidiaries;

          (xx) "MTR Registered IP" means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the MTR Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) MTR or any of its Subsidiaries, and (ii) any other applications, registrations, recordings and filings by MTR or any of its Subsidiaries (or otherwise authorized by or in the name of MTR or any of its Subsidiaries) with respect to any MTR Intellectual Property;

          (yy) "MTR Stock Plans" means MTR's: 2002 Stock Incentive Plan, 2004 Stock Incentive Plan, 2005 Stock Incentive Plan, 2007 Stock Incentive Plan and 2010 Long-Term Incentive Plan;

          (zz)  "MTR Transaction Expenses" means, as of the Closing Date, any fees, expenses and amount payable to MTR's accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement, the Mergers or any of the other transactions contemplated by this Agreement, including its portion of any filing fee or other charges required under the HSR Act with respect to MTR and its Subsidiaries, whether or not they have been paid by MTR as of the Closing Date, as adjusted pursuant to Section 2.9(e);

          (aaa)  "Owned Company Intellectual Property" means any and all Company Intellectual Property that is owned in whole or in part by the Company or any of its Subsidiaries (or that the Company or any of its Subsidiaries claims or purports to own in whole or in part). "Owned Company Intellectual Property" includes, but is not limited to, the Company Registered IP;

          (bbb)  "Owned MTR Intellectual Property" means any and all MTR Intellectual Property that is owned in whole or in part by MTR or any of its Subsidiaries (or that MTR or any of its Subsidiaries claims or purports to own in whole or in part). "Owned MTR Intellectual Property" includes, but is not limited to, the MTR Registered IP;

          (ccc)  "Permitted Liens" means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person's owned or leased real property, which are not violated by the current use and operation of such real property, (iv) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses, and (v) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses;

          (ddd)  "Person" means an individual, corporation, partnership, limited liability company, association, trust, estate, or other entity or organization, including any Governmental Entity;

          (eee)  "Personal Information" means information related to an identified or identifiable person, including name, mailing address, telephone number, e-mail address, social security number, driver's license number, credit or debit card number, or financial account information;

          (fff) "PGCB" means the Pennsylvania Gaming Control Board;

          (ggg)  "PGCB Assessed Fee" means the change of control fee that the PGCB will assess in connection with any petition or application for approval of the change of control of MTR and its Subsidiaries arising in connection with the consummation of the transactions contemplated hereby;

          (hhh)  "REI" means Recreational Enterprises, Inc., a Nevada corporation;

          (iii)  "Requisite Gaming Approvals" means only those Gaming Approvals from the PGCB, the Ohio Lottery Commission, the West Virginia Lottery Commission, the Nevada Gaming Control Board, and the Louisiana Gaming Control Board as are necessary in order to allow MTR and its Subsidiaries, upon the consummation of the Mergers, to continue their operation solely of the Subsidiaries' respective gaming activities (which shall not be considered to include any permits, approvals or licenses relating to the service of food or beverages or any other non-gaming activities, regardless of whether any such activities are conducted within the same physical space as gaming activities or in conjunction with such gaming activities);

          (jjj)  "SLJV" means Circus and Eldorado Joint Venture, LLC, a Nevada limited liability company;

          (kkk)  "SLJV Adjusted Net Working Capital" means, as of any date, with respect to SLJV and its Subsidiaries, the amount calculated in accordance with the methodology set forth on Exhibit B, on a basis according to GAAP and applied on a consistent basis with the Company Audited Financial Statements;

          (lll)  "SLJV Partner Notes" means the subordinated loans made to SLJV by the Company or any of its Subsidiaries which are outstanding as of the Closing Date;

          (mmm)  "Software" means, all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing;

          (nnn)  "Subsidiary" means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

          (ooo)  "Superior Proposal" means any Acquisition Proposal (A) on terms which the MTR Board determines, in its good faith judgment, after consultation with MTR's outside legal counsel and financial advisors, to be more favorable from a financial point of view to MTR's stockholders than the Mergers, taking into account all the terms and conditions of such proposal, and this Agreement (including any adjustment to this Agreement proposed by the Company in response to such Acquisition Proposal) and (B) that the MTR Board believes is reasonably likely to be completed, taking into account all financial (including economic and financing terms), regulatory (which may include the relative likelihood and timeliness of obtaining the required Gaming Approvals), legal and other aspects of such proposal as the MTR Board, in the good faith performance, discharge and exercise of its fiduciary duties, deems relevant; provided, that for purposes of the definition of "Superior Proposal," the references to "15% in the definition of Acquisition Proposal shall be deemed to be references to "80%;"

          (ppp)  "Tax" (and, with correlative meaning, "Taxes") means (a) any net income, federal, state, local or foreign income, alternative or add-on minimum tax, ad valorem, business license, capital, custom, disability, documentary, employment, environmental, excise, franchise, gains, gross income, gross receipts, import, license, occupation, payroll, personal property, premium, profits, property transfer, real property, recording, registration, sales, services, severance, social security, stamp, transfer, unemployment, unemployment insurance, use, value added, wage, windfall profit, withholding, custom, duty, levy or other tax, or other governmental assessment, charge or fee in the nature of a tax (whether payable directly or by withholding); (b) any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and (c) any estimated Tax, together with any interest, fines or any penalty, addition to tax or additional amount and any interest on such penalty, fine addition to tax or additional amount, imposed by any Tax Authority;

          (qqq)  "Tax Returns" means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return filed or required to be filed with a Tax Authority;

          (rrr) "Tax Authority" means any Governmental Entity responsible for the imposition, assessment or collection of any Tax (domestic or foreign);

          (sss) "Triggering Event" means any of the following: (i) the MTR Board (or any committee thereof) shall effect an Adverse Recommendation Change, (ii) MTR shall fail to include in the Proxy Statement, or shall have amended the Proxy Statement to exclude, the MTR Board Recommendation, (iii) MTR (or any Subsidiary thereof) or the MTR Board (or any committee thereof) shall approve, adopt, endorse, recommend or enter into any Acquisition Agreement, (iv) MTR shall have materially breached any of its obligations under Section 5.4 or (v) MTR (or any Subsidiary thereof) or the MTR Board (or any committee thereof) shall authorize or publicly propose any of the foregoing;

          (ttt) "Unit" means a portion of the a Company Membership Interest representing a Membership Interest (as defined in the Company Operating Agreement) equal to 1%; and

          (uuu)  "Vessel" means the vessel with the name "Hollywood Dreams", Official Number 1099497, and all related fittings, furnishings, fixtures, equipment and appurtenances.

        Section 8.4    Interpretation.     When a reference is made in this Agreement to a Section, Article, or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified.

        Section 8.5    Entire Agreement.     This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the MTR Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

        Section 8.6    Parties in Interest.     This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, and (b) from and after the Effective Time, the rights of holders of Company Membership Interests to receive the Merger Consideration set forth in Article II. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 8.7    Governing Law.     This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflict of laws principles of the State of Delaware.

        Section 8.8    Submission to Jurisdiction.     Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

        Section 8.9    Assignment; Successors.     Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 8.10    Enforcement.     The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 8.10, each of the Company, Parent, MTR, Merger Sub A and Merger Sub B, shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington,

Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

        Section 8.11    Severability.     Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

        Section 8.12    Waiver of Jury Trial.     EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 8.13    Counterparts.     This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party's original signature.

        Section 8.14    Facsimile or Electronic Signature.     This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

        Section 8.15    No Presumption Against Drafting Party.     Each of MTR, Merger Sub A, Merger Sub B, Member Representative and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

        Section 8.16    Personal Liability.     This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of any MTR Entity (other than MTR), any direct or indirect equityholder of the Company, or any officer, director, manager, employee, agent, representative or investor of any of them.

        Section 8.17    Member Representative.

          (a)    Appointment of Member Representative.    The Company and each of the Merger Members hereby irrevocably make, constitute, and appoint Thomas Reeg, Robert Jones and Gary Carano as their representative (collectively, the "Member Representative") immediately following the Effective Time and authorizes and empowers each of them to act individually to receive all demands, notices and other communications on or with respect to the Company, the Company Subsidiaries and each of the Merger Members hereunder as each such Person's true and lawful attorney-in-fact and agent, and for such Person and in such Person's name, to (i) receive all demands, notices or other communications directed to such Person under this Agreement and to take any action (or to determine to refrain from taking any action) with respect thereto as the Member Representative may deem appropriate as effectively as such Person could act for itself (including, without limitation, the defense of any indemnity claims or the negotiation, settlement or compromise of any dispute or controversy), (ii) give all notices, demands and other communications to the MTR

  Entities or other Persons for and on behalf of the Company, the Company's Subsidiaries and each of the Merger Members, (iii) perform the obligations set forth in Section 2.9 for and on behalf of the Company and each of the Merger Members, and (iv) take all actions necessary or appropriate in the judgment of the Member Representative to accomplish or otherwise effect any of the foregoing including the execution and delivery of any related agreement and all instruments and documents of every kind incident to any of the foregoing duties with the same effect as if such Person had executed and delivered such related agreements and other instruments and documents personally. Accordingly, any demands, notices or other communications directed to the Company and any of the Merger Members hereunder shall be deemed effective if given to the Member Representative. Upon the death, resignation or incapacity of each person constituting the Member Representative, a successor shall be appointed by a majority of the independent directors then serving on Parent Board, which appointment shall be made within the thirty (30) day period immediately following the date of such death, resignation or incapacity, and such successor shall either be one of the remaining Merger Members or any other Person reasonably acceptable to Parent who shall agree in writing to accept such appointment in accordance with the terms hereof. The resignation of any Member Representative shall not be effective until a successor Member Representative has been appointed, and has accepted such appointment in accordance with the provisions of this Section 8.17(a). The selection of a successor Member Representative appointed in any manner permitted in this Section 8.17(a) shall be final and binding upon the Company, the Company Subsidiaries and all of the Merger Members and written notice of such selection and appointment shall be provided to MTR promptly.

          (b)    Decisions, Acts, Etc. of Member Representative.    Any decision, act, consent or instruction of the Member Representative with respect to matters contemplated by this Section 8.17 (which may be done by either person constituting the Member Representative, acting individually) shall constitute a decision, act, consent or instruction of the Company, the Company's Subsidiaries and all of the Merger Members and shall be final, binding and conclusive upon the Company, the Company's Subsidiaries and each of the Merger Members, and Parent and the Escrow Agent may rely on each such decision, act, consent or instruction of the Member Representative as being the decision, act, consent or instruction of the Company, the Company's Subsidiaries and each of the Merger Members. The individuals constituting the Member Representative agree that, at any time that there are three individuals constituting the Member Representative, the Member Representative shall make decisions and act in accordance with the approval or direction of a majority of such individuals. Parent and Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in reliance upon, or in accordance with, any such decision, act, consent or instruction of the Member Representative.

          (c)    Acceptance of Appointment by Member Representative.    Each of Thomas Reeg, Robert Jones and Gary Carano, by his execution of this Agreement, hereby accepts his appointment as the Member Representative pursuant to Section 8.17(a).

          (d)    Liability.    The Member Representative and the individuals constituting the Member Representative have no obligations hereunder except as set forth in this Section 8.17 or as otherwise expressly set forth herein, and none of them shall be liable for any decision, act, consent or instruction done or omitted hereunder as Member Representative while acting in good faith and in the exercise of reasonable judgment. Except as expressly set forth herein, Parent shall indemnify the Member Representative (including each individual constituting the Member Representative) and hold the Member Representative (including each individual constituting the Member Representative) harmless against any loss, liability or expense incurred without fraud, willful misconduct or bad faith on the part of the Member Representative (or such individual constituting the Member Representative, as the case may be) and arising out of or in connection with the acceptance or administration of the Member Representative's duties hereunder.

        Section 8.18    Stockholders Representative.

          (a)    Appointment of Stockholders Representative.    MTR, on behalf of itself and its stockholders, shall irrevocably make, constitute, and appoint a non-employee member of the MTR Board who will not be serving on the Parent Board immediately following the Effective Time and will not be an employee of the Parent or any of its Subsidiaries immediately following the Effective Time no later than the Closing Date as their representative (the "Stockholders Representative") immediately following the Effective Time and authorizes and empowers such Person to act to receive all demands, notices and other communications on or with respect to MTR and its stockholders prior to the Effective Time as each such Person's true and lawful attorney-in-fact and agent, and for such Person and in such Person's name, to (i) perform the obligations set forth in Section 2.9 for and on behalf of MTR and its stockholders prior to the Effective Time, and (ii) take all actions necessary or appropriate in the judgment of the Stockholders Representative to accomplish or otherwise effect any of the foregoing including the execution and delivery of any related agreement and all instruments and documents of every kind incident to any of the foregoing duties with the same effect as if such Person had executed and delivered such related agreements and other instruments and documents personally. Upon the death, resignation or incapacity of such Person constituting the Stockholders Representative, a successor shall be appointed by a majority of the independent directors then serving on Parent Board, which appointment shall be made within the thirty (30) day period immediately following the date of such death, resignation or incapacity, and such successor shall either be one of the remaining non-employee members of the MTR Board who is not then serving on the Parent Board and is not then an employee of the Parent or any of its Subsidiaries or any other Person reasonably acceptable to Parent who shall agree in writing to accept such appointment in accordance with the terms hereof. The resignation of any Stockholders Representative shall not be effective until a successor Stockholders Representative has been appointed, and has accepted such appointment in accordance with the provisions of this Section 8.18(a). The selection of a successor Stockholders Representative appointed in any manner permitted in this Section 8.18(a) shall be final and binding upon MTR and its stockholders prior to the Effective Time and written notice of such selection and appointment shall be provided to Parent promptly.

          (b)    Decisions, Acts, Etc. of Stockholders Representative.    Any decision, act, consent or instruction of the Stockholders Representative with respect to matters contemplated by this Section 8.18 shall constitute a decision, act, consent or instruction of MTR and its stockholders prior to the Effective Time and shall be final, binding and conclusive upon MTR and its stockholders prior to the Effective Time, and Parent and the Escrow Agent may rely on each such decision, act, consent or instruction of the Stockholders Representative as being the decision, act, consent or instruction of MTR and its stockholders prior to the Effective Time. Parent and Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in reliance upon, or in accordance with, any such decision, act, consent or instruction of the Stockholders Representative.

          (c)    Payment for Service of the Stockholders Representative.    Parent shall pay the Stockholders Representative for the period beginning on the Effective Time and ending upon the termination of the Escrow Agreement, a monthly retainer at the rate equal to $40,000 per year, payable in cash in equal monthly installments, on a monthly basis on the first day of each month. Payment of such retainer shall increase the Adjusted Company Merger Consideration in accordance with Section 2.9(i).

          (d)    Liability.    The Stockholders Representative has no obligations hereunder except as set forth in this Section 8.18 or as otherwise expressly set forth herein, and he or she shall not be liable for any decision, act, consent or instruction done or omitted hereunder as Stockholders Representative while acting in good faith and in the exercise of reasonable judgment. Except as expressly set forth herein, Parent shall indemnify the Stockholders Representative and hold the Stockholders Representative harmless against any loss, liability or expense incurred without fraud, willful misconduct or bad faith on the part of the Stockholders Representative and arising out of or in connection with the acceptance or administration of the Stockholders Representative's duties hereunder.

[The remainder of this page is intentionally left blank.]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO HOLDCO, LLC
By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

MEMBER REPRESENTATIVE
Solely as to Section 8.17 and each other provision of the agreement expressly relating to the Member Representative:
/s/ THOMAS REEG
Thomas Reeg, an adult individual
/s/ ROBERT JONES
Robert Jones, an adult individual
/s/ GARY CARANO
Gary Carano, an adult individual

[Signature Page to Agreement and Plan of Merger]

ECLAIR HOLDING COMPANY
By:	/s/ JOSEPH L. BILLHIMER, JR.
	Name:	Joseph L. Billhimer, Jr.
	Title:	President
RIDGELINE ACQUISITION CORP.
By:	/s/ JOSEPH L. BILLHIMER, JR.
	Name:	Joseph L. Billhimer, Jr.
	Title:	President
ECLAIR ACQUISITION COMPANY, LLC
By:	/s/ JOSEPH L. BILLHIMER, JR.
	Name:	Joseph L. Billhimer, Jr.
	Title:	President
MTR GAMING GROUP, INC.
By:	/s/ JOSEPH L. BILLHIMER, JR.
	Name:	Joseph L. Billhimer, Jr.
	Title:	President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Eldorado Merger Consideration Exhibit

TO BE UPDATED PRIOR TO CLOSING

($ in millions, except per share data)	LTM 6/30/2013
A. Eldorado Resorts Merger Consideration
Eldorado Resorts Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$10.8
Interest Expense, Net of Interest Income	16.0
Depreciation & Amortization	16.7
Equity in (Income) Losses of Unconsolidated Affiliates	(0.9)

Eldorado Resorts EBITDA	$42.5
Non Recurring Items	0.8

Eldorado Resorts Adjusted EBITDA	$43.3
Eldorado Resorts Adjusted EBITDA	$43.3
EV / EBITDA Multiple	6.81x

Implied Enterprise Value	$295.1
Less: Eldorado Resorts Total Debt(1)	(173.0)
Less: Eldorado Resorts Capital Leases and Interest Payable(2)	(1.1)
Plus: Eldorado Resorts Excess Cash and Cash Equivalents(3)	18.9
Plus: Restricted Cash Required for Silver Legacy Credit Support, if Applicable	5.0
Eldorado Resorts Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—

A. Eldorado Resorts Merger Consideration	$144.9

B. Silver Legacy Component
Silver Legacy Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$(8.1)
Interest Expense, Net of Interest Income	11.6
Depreciation & Amortization	11.9
Change in Fair Value of Life Insurance Contracts	(0.5)

Silver Legacy EBITDA	$14.9
Non Recurring Items	5.6

Silver Legacy Adjusted EBITDA	$20.5
Silver Legacy Adjusted EBITDA	$20.5
EV / EBITDA Multiple	6.81x

Implied Enterprise Value	139.4
Less: Silver Legacy Adjusted Total Debt(4)	(110.4)
Less: Silver Legacy Accrued Interest	(1.1)
Plus: Silver Legacy Excess Cash and Cash Equivalents(3)	9.9
Silver Legacy Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—

Silver Legacy Equity Value	$37.9
Eldorado Interest	50.0%
Eldorado Equity Interest in Silver Legacy	$18.9
Plus: Eldorado Portion of Joint Venture Partner Notes	7.5
Plus: Equity True Up With MGM	5.0

B. Silver Legacy Component	$31.4

C. MTR Transaction Expense Adjustment	$7.0

Company Merger Consideration (A+B+C)
A. Eldorado Resorts Merger Consideration	$144.9
B. Silver Legacy Component	31.4
C. MTR Transaction Expense Adjustment	7.0

= Eldorado Merger Consideration	$183.4
Price of Shares Issued	$5.15

Aggregate Eldorado Merger Shares	35,605,867

(1)
Includes $5.0 million Term Loan and $168.0 million of 8.625% Senior Secured Notes.

(2)
Includes $0.5 million of Capital Lease Obligations and $0.7 million of Interest Payable.

(3)
Excess cash equals total cash less cage cash.

(4)
Includes $66.0 million Senior Credit Facility, $29.4 million principal balance of Second Lien Notes (does not include $26.5 million of estimated future cash payments and PIK interest on Second Lien Notes) and $15.0 million face value of Joint Venture Partner Notes.

A-A-1

Exhibit B

Net Working Capital Exhibit

TO BE UPDATED PRIOR TO CLOSING
 ($ in thousands)

Eldorado Resorts	Target	Actual At Closing	Surplus / (Shortfall)
Net Working Capital Assets
Cage Cash	$13,650
Restricted Cash	222
Accounts Receivable, Net	4,185
Inventories	3,181
Prepaid Expenses	2,288

Current Assets	$23,526
Net Working Capital Liabilities
Accounts Payable	$7,010
Accrued Other Liabilities	16,078

Current Liabilities	$23,088

Net Working Capital (Eldorado Reno and Shreveport)	$438

Silver Legacy	Target	Actual At Closing	Surplus / (Shortfall)
Net Working Capital Assets
Cage Cash	$6,000
Accounts Receivable, Net	4,694
Inventories	2,249
Prepaid Expenses	2,675

Current Assets	$15,618
Net Working Capital Liabilities
Accounts Payable	$5,751
Accrued and Other Liabilities	10,089
Underfunded SERP Liability	—

Current Liabilities	$15,840

Silver Legacy Net Working Capital	$(222)

A-B-1

Exhibit C

Combined Adjusted EBITDA Exhibit (Based on Most Recent Month Prior to Close)(1)

TO BE UPDATED PRIOR TO CLOSING

		Six Months Ended
				LTM 6/30/2013
($ in millions)	FY2012	6/30/2012	6/30/2013
A. MTR Gaming Group Adjusted EBITDA
Net Income (Loss) from Continuing Operations	$(5.4)	$(5.3)	$1.6	$1.4
Interest Expense, Net of Interest Income and Capitalized Interest	67.8	33.3	34.8	69.3
Provision for Income Taxes	3.6	1.3	1.3	3.6
Depreciation & Amortization	27.5	12.1	15.1	30.5
Other Regulatory Gaming Assessments	0.4	(0.2)	(0.3)	0.3
Pre-Opening Expense	2.7	2.5	—	0.2
Share-Based Compensation Expense	1.1	0.6	0.7	1.1

MTR Gaming Group EBITDA	$97.6	$44.4	$53.2	$106.5
Non Recurring Items:
Transaction Expenses	$—	$—	$—	$—
Gain (Loss) on the Sale or Disposal of Property	(0.1)	(0.0)	(0.1)	(0.1)

MTR Gaming Group Adjusted EBITDA	$97.6	$44.4	$53.1	$106.3
B. Eldorado Resorts Adjusted EBITDA
Net Income (Loss) Attributable to the Company	$8.7	$5.8	$7.9	$10.8
Interest Expense, Net of Interest Income	16.1	8.0	7.9	16.0
Depreciation & Amortization	17.7	9.7	8.7	16.7
Equity in (Income) Losses of Unconsolidated Affiliates	(0.7)	(0.4)	(0.5)	(0.9)

Eldorado Resorts EBITDA	$41.7	$23.1	$24.0	$42.5
Non Recurring Items:
Transaction Expenses	$—	$—	$—	$—
Loss on Property Donation	0.8	—	—	0.8
Loss (Gain) on Early Retirement of Debt, Net	0.0	—	—	0.0
Loss (Gain) on Sale / Disposition of Long-Lived Assets	0.2	0.2	(0.0)	0.0

Eldorado Resorts Adjusted EBITDA	$42.6	$23.3	$24.0	$43.3
Combined Adjusted EBITDA (A+B)
A. MTR Gaming Group Adjusted EBITDA				$106.3
B. Eldorado Resorts Adjusted EBITDA				43.3

= Combined Adjusted EBITDA				$149.7

Minimum Required Combined Adjusted EBITDA				$115.0

(1)
The most recent calendar month preceding the closing date by at least twenty days.

A-C-1

Exhibit D

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ELDORADO RESORTS, INC.

Article I. Corporate Name

        The name of the Corporation is Eldorado Resorts, Inc.

Article II. Principal Office and Registered Agent

        The principal office and place of business of the Corporation shall be [                ] Reno, Nevada [    ], and the name of its initial registered agent at that office is [          ].

Article III. Corporate Purpose

        The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes.

Article IV. Capitalization

        The total number of shares of stock which the Corporation shall have authority to issue is one hundred million (100,000,000) shares of common stock, par value $0.00001 per share (hereinafter referred to as "Common Stock").

Article V. Common Stock

        A. Voting.

        Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters on which stockholders of the Corporation are entitled to vote.

        B. Dividends.

        The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

Article VI. Board of Directors.

        The name and mailing address of the incorporator are as follows:

Name	Mailing Address
[ ]	[ ]

        Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide.

        The Board of Directors are expressly authorized to make, alter, or repeal the Bylaws of the Corporation.

A-D-1

 Article VII. Director and Officer Liability

        A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision shall not eliminate or limit the liability of a director or officer for:

  1.
  acts or omissions which involve the intentional misconduct, fraud or a knowing violation of the law; or

  2.
  in the case of directors, the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

        If the Nevada Revised Statutes are hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

        Indemnification by the Corporation of directors, officers or other agents of the Corporation may be authorized by the Bylaws of the Corporation or by resolution of the Board of Directors, to the fullest extent permitted under Nevada law at the time such indemnification is granted.

        The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director is not entitled to be indemnified by the Corporation.

        Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing prior to the date when such repeal or modification becomes effective.

Article III. Acquisition Proposal

        (a)   When evaluating any "Acquisition Proposal" as defined in section (b) of this Article VI, the board of directors shall, in exercising its judgment with respect to the best interest of the Corporation, be authorized to give due consideration to such factors as the Board of Director determines to be relevant, including, without limitation:

  (i)
  the interests of the Corporation's stockholders;

  (ii)
  whether the proposed transaction might violate federal or state laws, or affect the Corporation's ability to obtain required licenses;

  (iii)
  the consideration being offered in the proposed transaction, in relation not only to the then current market price for the outstanding capital stock of the Corporation, but also to the market price for the capital stock of the Corporation over a period of years, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices, and the Corporation's financial condition and future prospects; and

  (iv)
  the social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Corporation, and the communities in which the Corporation conducts it business.

A-D-2

        (b)   "Acquisition Proposal" means a proposal by any person to (i) make a tender offer or exchange offer for any equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation.

        (c)   The provisions of this Article VI may not be altered, amended or repealed by the stockholders except by a vote of 80% of the outstanding shares of the Corporation entitled to vote in the election of directors.

Article IX. Compliance With Gaming Laws

        A.    Ownership Restriction; Required Cooperation With Gaming Authorities.    No Person may become the Beneficial Owner of five percent (5%) or more of the Corporation's common stock unless such person agrees in writing delivered to the Corporation at its registered office to:

  (1)
  provide to the Gaming Authorities information regarding such Person, including, without limitation, information regarding other gaming related activities of such Person and financial statements and disclosures, in such form, and with such updates, as may be requested and/or required by any Gaming Authority;

  (2)
  respond to written and/or oral questions and inquiries that may be propounded by any Gaming Authority; and

  (3)
  consent to the performance of any personal background investigation that may be required by any Gaming Authority, including, without limitation, an investigation of any criminal record and/or alleged criminal activity of such Person.

        B.    Repurchase Rights of Corporation.    Notwithstanding any other provision of the Corporation's Certificate of Incorporation, any and all issued and outstanding shares of common stock held or otherwise owned by a Disqualified Holder (the "Repurchase Securities") shall be subject to repurchase by the Corporation at any time at the sole discretion of the Corporation by action of its board of directors. The terms and conditions of such repurchase shall be as follows:

  (1)
  the repurchase price of the Repurchase Securities to be repurchased pursuant to this section B of Article VII shall be an amount equal to the Fair Market Value of such Repurchase Securities or such other repurchase price as required by either the Nevada Revised Statutes, any State law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law;

  (2)
  the repurchase price of such Repurchase Securities may be paid in cash, or Corporation Debt Securities, or any combination thereof;

  (3)
  if leas than all of the Repurchase Securities held or otherwise owned by one or more Disqualified Holders are to be repurchased, the Repurchase Securities to be repurchased shall be selected in such manner as shall be determined by the Corporation's board of directors in their sole discretion, which may include selection of the most recently acquired Repurchase Securities, selection of Repurchase Securities by lot, or selection of Repurchase Securities in such other manner as shall be determined by the Corporation's board of directors.

  (4)
  at least ten (10) days' written notice of the Repurchase Date shall be given to the Beneficial Owner (and the record holder if such Person is not the Beneficial Owner) of the Repurchase Securities selected to be repurchased (unless notice is waived in writing by any such holder) provided that the Repurchase Date may be the date on which written notice is given if the cash or Corporation Debt Securities necessary to effect the repurchase shall have been deposited in trust for the benefit of such record holder and subject to immediate withdrawal upon surrender of the certificates for the Repurchase Securities to be repurchased;

A-D-3

  (5)
  from and after the Repurchase Date or such earlier date as mandated by either the Nevada Revised Statutes, any State law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law, any and all rights of whatever nature which may be held by the Beneficial Owners of Repurchase Securities selected for repurchase (including, without limitation, any rights to vote or participate in dividends declared on securities of the same class or series as such Repurchase Securities), shall cease and terminate and such Beneficial Owners shall thenceforth be entitled only to receive the cash or Corporation Debt Securities payable upon repurchase; and

  (6)
  such other terms and conditions as the board of directors shall determine.

        C.    Legends.    An endorsement, in language substantially as follows, shall be placed on each certificate representing securities subject to this restriction issued by the Corporation and on the register of shares:

  "The securities represented by this certificate are subject to a repurchase option of the Corporation as set forth in the Certificate of Incorporation, which Certificate of Incorporation is available for inspection at the Corporation's registered office. These securities may not be sold, assigned, transferred, pledged or otherwise disposed of in violation of the restrictions set forth in the Certificate of Incorporation."

        D.    Definitions.    Capitalized terms used in this Article VII shall have the meanings stated below.

        "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). The term "registrant" as used in said Rule 12b-2 shall mean the Corporation.

        "Beneficial Owner" shall mean any person who, singly or together with any of such person's Affiliates or Associates, directly or indirectly, has "beneficial ownership" of common stock (as determined pursuant to Rule 13d-3 of the Act).

        "Corporation Debt Securities" shall mean debt securities of the Corporation having such terms and conditions as shall be approved by the board of directors and, which, shall comprise all or a portion of the repurchase price.

        "Disqualified Holder" shall mean any Beneficial Owner of shares of common stock of the Corporation or any of its Subsidiaries, whose holding of shares of common stock may result, in the judgment of the board of directors, in (i) the denial, loss or non-reinstatement of any license or franchise from any governmental agency applied for or held by the Corporation or any Subsidiary to conduct any portion of the proposed or actual business of the Corporation or any Subsidiary, which license or franchise is conditioned upon some of all of its holders of common stock meeting certain criteria, or (ii) the disapproval, modification, or non-renewal of any contract under which the Corporation or any of its Subsidiaries has sole or shared authority to manage any gaming operations.

        "Fair Market Value" of a share of common stock shall mean (i) the average closing price of a share of the Corporation's common stock on the principal exchange on which shares of the Corporation's common stock are then traded for the 20 trading days preceding the repurchase; or (ii) if the Corporation's common stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, the average of either (1) the last sale price (if the common stock is then listed as a National Market Issue under the NASD National Market System) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the common stock an such trading days as reported by NASDAQ or such successor quotation system; or (iii) if the Corporation's common stock is publicly traded, but not either listed on an exchange or quoted on NASDAQ or a successor quotation system, the average of the mean between the closing bid and asked prices for the common stock on such trading days as determined by the board of directors; or (iv) if the

A-D-4

Corporation's common stock is not publicly traded, the fair market value established by the board of directors acting in good faith.

        "Gaming Authorities" shall mean any governmental authority regulating any form of gaming that has jurisdiction over the Corporation or its Subsidiaries.

        "Person" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency, or any other entity, whether acting as an individual, fiduciary, or any other capacity.

        "Repurchase Date" shall mean the date fixed by the board of directors for repurchase of any shares of stock of the Corporation.

        "Subsidiary" shall mean any company of which a majority of any class of equity securities is beneficially owned by the Corporation.

A-D-5

        IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged these Amended and Restated Articles of Incorporation as of this     day of            , 2013.

by:

A-D-6

Exhibit E

AMENDED AND RESTATED
BYLAWS OF
ELDORADO RESORTS, INC.
                        , 2014

AMENDED AND RESTATED
BYLAWS
OF
ELDORADO RESORTS, INC.

ARTICLE I

Offices

        Section 1.1    Principal Offices.     The principal offices of the corporation shall be located in the City of Reno, State of Nevada, or in such other location as the Board of Directors may from time to time determine. The corporation may have such other offices, either within or outside Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time.

        Section 1.2    Registered Office and Agent.     The registered office of the corporation required by the Nevada Revised Statutes to be maintained in Nevada shall be located at [                ], Nevada. The name of the registered agent at that address is [                ]. The registered office and the registered agent may be changed from time to time by the Board of Directors.

ARTICLE II

Stockholders

        Section 2.1    Annual Meeting.     The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board of Directors. At the annual meeting, directors shall be elected and any other business may be transacted as may be properly brought before the meeting pursuant to these Bylaws.

        Section 2.2    Special Meetings.     Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the Nevada Revised Statutes ("NRS") or by the Articles of Incorporation of the corporation (as amended from time to time, the "Articles of Incorporation"), may be called by the chairman of the board or the chief executive officer, or if there be no chairman of the board and no chief executive officer, by the president, and shall be called by the secretary upon the written request of at least a majority of the Board of Directors or at the request of the holders of not less than one-fourth of all the outstanding shares of the corporation entitled to vote at the meeting. Such request shall state the purposes of the proposed meeting. The officers and directors shall fix the time and any place, either within or outside the State of Nevada, as the place for holding such meeting.

        Section 2.3    Place of Meetings.     All meetings of stockholders shall be held at such place, either within or outside the State of Nevada, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

        Section 2.4    Notice of Meeting.     Written notice of each meeting of the stockholder stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by first class, certified or registered mail, by or at the direction of the chairman of the board, the chief executive officer, the president, the secretary or the officer or other person authorized to give notice of the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, the notice shall be

A-E-1

deemed to be delivered as to any stockholder of record when deposited in the United States Mail, addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation, with postage prepaid. If (a) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting during the period between such two consecutive annual meetings or (b) all, and at least two, payments of dividends or interest during a twelve month period have been mailed to the last known address of any stockholder of record and are returned as undeliverable, no further notices to such stockholder shall be necessary until another address for such stockholder is made known to the corporation.

        Section 2.5    Waiver of Notice.     When any notice is required to be given to any stockholder under the provisions of the Nevada Revised Statutes or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in notice signed writing or sent by the transmission of an electronic record signed by the person or persons entitled to said notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

        Section 2.6    Fixing of Record Date.     In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting; not more than ten (10) days after the resolution fixing the record date for any written consent; and not more than sixty (60) days prior to any other action. If no record date is fixed, the record date shall be: (a) for determining stockholders entitled to notice of or to vote at a meeting of stockholders the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (b) for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, the day on which the first written consent is delivered to the corporation; and (c) for determining stockholders for any other purpose the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        Section 2.7    Voting Record.     The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the stockholders, a complete record of the stockholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record shall be subject to the inspection of any stockholders for any purpose germane to the meeting during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine the record or transfer books or to vote at any meeting of the shareholders.

        Section 2.8    Proxies.     At all meetings of the stockholders, a stockholder entitled to vote may vote in person, or by proxy executed in writing by the stockholder or by his or her duly authorized attorney-in-fact. Any proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and not prohibited by applicable law, a proxy may be revoked at any time before it is voted, either by written notice filed with the secretary or the acting

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secretary of the meeting or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed his or her proxy shall not of itself constitute a revocation of the proxy. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to prescribe rules and regulations establishing presumptions as to the validity and sufficiency of proxies.

        Section 2.9    Quorum; Action of Stockholders.     At all meetings of the stockholders, a majority of the shares entitled to vote, represented in person or by proxy (and in no event less than 33 1/3 percent of the outstanding shares of the corporation's common voting stock), shall constitute a quorum, and at any meeting at which a quorum is present the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number is required by the Nevada Revised Statutes or the Articles of Incorporation. If a quorum is not present or represented at any meeting of the stockholders, a majority of the outstanding shares represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days at any one adjournment. Except as hereafter provided, when a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum present.

        Section 2.10    Voting of Shares.     Each outstanding share of record, regardless of class, is entitled to one vote, and each fractional share is entitled to a corresponding fractional vote, on each matter submitted to a vote of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by or pursuant to the Articles of Incorporation as permitted by the Nevada Revised Statutes. In the election of directors each record holder of stock entitled to vote at such election shall have the right to vote the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election he or she has the right to vote. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

        Section 2.11    Voting of Shares by Certain Holders.     Neither treasury shares nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

        Shares standing in the name of another corporation, whether domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of the other corporation may prescribe, or, in the absence of any such provision, as the Board of Directors of the other corporation may determine. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. A stockholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the pledgor on the books of the corporation he or she has expressly empowered the pledgee to vote thereon.

        Section 2.12    Shares Held by Two or More Persons.     If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, voting with respect to the shares shall, except as hereafter provided, have the following effect. (a) if only one person votes, his or her act binds all; (b) if two or more persons vote, the act of the majority so voting binds all; (c) if two or more persons vote, but the vote is evenly split on any particular matter, each faction may vote the

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securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the court. If a tenancy is held in unequal interests, a majority or even split for purposes hereof shall be a majority or even split in interest. The effects of voting stated in the foregoing provisions of this Section shall not be applicable, however, if the secretary of the corporation is given written notice of alternate voting provisions and is furnished with a copy of the instrument or order wherein the alternate voting provisions are stated.

        Section 2.13    Action Without a Meeting.     Any action required or permitted by the Nevada Revised Statutes to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if the action is evidenced by one or more written consents, which may be signed in counterparts, describing the action taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such action by written consent shall be effective upon the date specified in the consent so long as written consents signed by a sufficient number of stockholders are delivered to the corporation in the manner specified above within sixty (60) days of the earliest dated consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. A written consent of the stockholders given in accordance with this section has the same force and effect as a vote of such stockholders and may be stated as such in any document. The record date for determining stockholders entitled to take action without a meeting is set forth in Section 2.6 of this Article II.

        Section 2.14    Order of Business.     The order of business at the annual meeting, and so far as practicable at all other meetings of stockholders, shall be as follows:

          (a)   Call to order.

          (b)   Roll call—determination of quorum.

          (c)   Proof of due notice of meeting or waiver thereof.

          (d)   Reading and approval of minutes of previous meeting

          (e)   Reports from directors, officers and committees.

          (f)    Election of directors.

          (g)   Unfinished business.

          (h)   New business.

          (i)    Adjournment.

        Section 2.15    Voting By Ballot.     Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any stockholder shall demand that voting be by ballot, except that the election of directors shall be by written ballot.

        Section 2.16    Notice of Stockholder Business and Nominations.

          (A)    Annual Meetings of Stockholders.    (1) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the corporation's notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the corporation who was a stockholder of record of the corporation at the time the notice provided for in this Section 2.16 is delivered to the secretary

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  of the corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.16.

            (2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.16, the stockholder must have given timely notice thereof in writing to the secretary of the corporation and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such stockholder or any such beneficial owner with respect to any share of stock of the corporation, (iv) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (v) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements of this

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    Section 2.16 shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his, her or its intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal or nomination has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation.

            (3)   Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.16 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation at an annual meeting is increased and there is no public announcement by the corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.16 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

          (B)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (1) by or at the direction of the Board of Directors or any committee thereof or (2) provided that the Board of Directors has determined, or a stockholder or stockholders have requested pursuant and subject to Section 2.2 of this Article II, that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time the notice provided for in this Section 2.16 is delivered to the secretary of the corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.16. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Section 2.16 shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

          (C)    General.    (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.16 shall be eligible to be elected at an annual or special meeting of stockholders of the corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.16. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.16 (including whether the stockholder or

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  beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(v) of this Section 2.16) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.16, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.16, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 2.16, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

            (2)   For purposes of this Section 2.16, "public announcement" or "was made public" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

            (3)   Notwithstanding the foregoing provisions of this Section 2.16, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.16. Nothing in this Section 2.16 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation.

ARTICLE III

Board of Directors

        Section 3.1    General.     The business and affairs of the corporation shall be managed by its Board of Directors, except as otherwise provided in the Nevada Revised Statutes or in the Articles of Incorporation or by these bylaws.

        Section 3.2    Number, Tenure and Qualifications.     The number of directors of the corporation shall be no less than five and no more than seven, as determined by the Board of Directors. The number of directors may be increased above seven or decreased below five at any time by amendment of this bylaw, but no decrease shall have the effect of shortening the term of any incumbent director. Directors shall be elected at each annual meeting of the stockholders. Each director shall hold office until the next annual meeting of the stockholders and thereafter until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation or removal. Directors shall be natural persons, eighteen years of age or older, but need not be residents of the State of Nevada or stockholders of the corporation. Directors shall be removable in the manner provided by the Nevada Revised Statutes.

        Section 3.3    Vacancies.     Any director may resign at any time by giving written notice to the chairman of the board, the president or to the secretary of the corporation. A director's resignation

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shall take effect at the time specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or at a special meeting of the stockholders called for that purpose, and a director so chosen shall hold office until the next annual meeting of the stockholders and thereafter until his or her successor shall have been elected and qualified, or until his or her earlier death resignation or removal.

        Section 3.4    Regular Meetings.     A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of the stockholders, for the purpose of electing officers and for the transaction of such other business as may come before the meeting. The Board of Directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice than such resolution.

        Section 3.5    Special Meetings.     Special meetings of the Board of Directors may be called by or at the request of the chairman of the board or by the president. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place, either within or outside Nevada, for holding any special meeting of the board called by them.

        Section 3.6    Notice.     Notice of any special meeting of the Board of Directors, stating the place, day and hour of the meeting, shall be given at least five (5) days prior to the meeting by written notice mailed by first class, certified or registered mail, to each director at his or her business or residence address or by notice given at least two (2) days prior to the meeting by personal delivery or by telephone, telegraph, telecopier, telex or other similar device. The method of notice need not be the same to each director. If mailed, such notice shall be deemed to be given two (2) days after such notice is deposited in the United States mail so addressed, with postage thereon prepaid. If personally delivered, notice shall be deemed to be given when delivered to the director. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. When any notice is required to be given to any director of the corporation under the provisions of the Nevada Revised Statutes or under the provisions of the Articles of Incorporation or these bylaws, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

        Section 3.7    Presumption of Assent.     A director who is present at a meeting of the board or a committee of the board when corporate action is taken is deemed to have assented to the action taken unless: (a) he or she objects at the beginning of such meeting to the holding of the meeting or the transacting of business at the meeting; (b) he or she contemporaneously requests that his or her dissent from the action taken be entered in the minutes of such meeting; or (c) he or she gives written notice of his or her dissent to the presiding officer of such meeting before its adjournment or to the secretary of the corporation immediately after adjournment of such meeting. Such right of dissent as to a specific action taken in a meeting of the board or a committee shall not be available to a director who votes in favor of such action.

        Section 3.8    Quorum and Voting.     A majority of the number of directors fixed by Section 3.2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of

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Directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If less than a quorum is present at a meeting, the directors present may adjourn the meeting from time to time without further notice other than an announcement at the meeting. No director may vote or act by proxy at any meeting of directors.

        Section 3.9    Compensation.     By resolution of the Board of Directors, any director may be paid any one or more of the following: his or her expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; a stated salary as director; or such other compensation as the corporation and the director may reasonably agree upon. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

        Section 3.10    Meetings by Telephone.     Unless otherwise provided by the Articles of Incorporation, one or more members of the Board of Directors or any committee designated by the board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

        Section 3.11    Action Without a Meeting.     Any action required or permitted by the Nevada Revised Statutes to be taken at a meeting of the Board of Directors or any committee designated by the board may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each director or committee member, and delivered to the secretary for inclusion in the minutes or for filing with the corporate records. Any such action by written consent shall be effective when all directors or committee members have signed the consent, unless the consent specifies a different effective date. Such consent has the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document.

        Section 3.12    Order of Business.     So far as applicable, the order of business at each meeting of the Board of Directors shall be as follows:

          (a)   Call to order.

          (b)   Roll call—determination of quorum.

          (c)   Proof of due notice of meeting or waiver thereof.

          (d)   Reading and approval of minutes of previous meeting.

          (e)   Unfinished business.

          (f)    New business including, but not limited to:

              (i)  Management reports

             (ii)  Ratification of acts of officers

            (iii)  Election of officers

      (iv)
      Determination of number of directors to be elected at the annual meeting of stockholders

             (v)  Fixing the time and place for the next regular meeting

          (g)   Adjournment.

        Section 3.13    Executive and Other Committees.     By one or more resolutions, the Board of Directors may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in the resolution establishing such committee, shall have and may exercise all of the authority of the Board of Directors, except as otherwise provided by Nevada Revised Statutes. Neither the designation of any such committee, the delegation of authority to

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such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the Board of Directors, not a member of the committee in question, with his or her responsibility to act in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

        Section 3.14    Standard of Care.     A director shall perform his or her duties as a director, including his or her duties as a member of any committee of the board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups herein designated; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. The designated groups on which a director is entitled to rely are:

  (a)
  one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

  (b)
  counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

  (c)
  a committee of the board upon which he or she does not serve, duly designated in accordance with Section 3.13 of these bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

        Section 3.15    Conflicts of Interest.     No contract or transaction between the corporation and one or more of its directors, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes, approves, or ratifies the contract or transaction or solely because his, her or their votes are counted for such purpose if:

  (a)
  the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the board or committee in good faith authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

  (b)
  the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved, or ratified in good faith by vote of the stockholders; or

  (c)
  the contract or transaction was fair as to the corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes, approves, or ratifies the contract or transaction.

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ARTICLE IV

Officers and Agents

        Section 4.1    General.     The principal officers of the corporation shall be a [                    ](1). The Board of Directors may also elect or appoint such other officers, assistant officers, committees and agents, including one or more vice presidents, a chairman of the board, a controller, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the Board of Directors. One person may hold more than one office, except that no person may simultaneously hold the offices of president and secretary. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the president. All officers shall be natural persons, eighteen years of age or older, and the president shall be one of the directors.

        Section 4.2    Election and Term of Office.     The principal officers of the corporation shall be elected by the Board of Directors annually at the first meeting of the board held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been elected, appointed or chosen and shall have qualified, or until his or her earlier death, resignation or removal.

        Section 4.3    Removal.     Any officer or agent may be removed by the Board of Directors or by the executive committee, if any, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not in itself create contract rights.

        Section 4.4    Vacancies.     Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the corporation, by giving written notice to the chairman of the board, the president or to the Board of Directors. An officer's resignation shall take effect at the time specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office, however occurring, may be filled by the Board of Directors.

        Section 4.5    Chairman of the Board.     [To be provided]

        Section 4.6    President.     [To be provided]

        Section 4.7    Vice Presidents.     The vice president, if any (or if there is more than one then each vice president), shall assist the president and shall perform such duties as may be assigned to him or her by the president or by the Board of Directors. The vice president, if there is one (or if there is more than one then the vice president designated by the Board of Directors, or if there be no such designation then the vice presidents in order of their election), shall, at the request of the president, or in the event of his or her absence, death or inability or refusal to act, perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president.

        Section 4.8    Secretary.     The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board of Directors, and any committees of the board; (b) see that all notices are duly given in accordance with the provisions of these bylaws or otherwise as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors; (d) keep at its registered office or principal place of business within or outside Nevada a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the

(1)
To be determined.

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office of the corporation's transfer agent or registrar; (e) sign with the chairman of the board, the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the chairman of the board, the president or by the Board of Directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary. The directors and/or stockholders may, however, respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.

        Section 4.9    Treasurer.     The treasurer shall: (a) be the principal financial officer of the corporation and have the care and custody of all its funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the Board of Directors; (b) receive and give receipts and acquittances for money paid in on account of the corporation, and pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (c) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chairman of the board, the president and the Board of Directors statements of account showing the financial position of the corporation and the results of its operations; (d) upon request of the board, make such reports to it as may be required at any time; and (e) in general, perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors, the chairman of the board or the president. Assistant treasurers, if any, shall have the same powers and duties, subject to supervision by the treasurer.

        Section 4.10    Surety Bonds.     The Board of Directors may require any officer or agent of the corporation to execute and deliver to the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his or her duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

        Section 4.11    Salaries.     The salaries of the officers shall be as fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE V

Stock

        Section 5.1    Issuance of Shares.     The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the Board of Directors, except as otherwise may be provided by statute.

        Section 5.2    Certificates.     (a) The shares of stock of the corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of such shares shall be uncertificated shares. Any such resolutions shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of any resolution providing for uncertificated shares, any certificates for the shares of stock of the corporation shall be in such form as is consistent with the corporation's Articles of Incorporation and applicable law. Certificates representing shares of stock of the corporation shall be signed in the name of the corporation by the chairperson or vice chairperson of the Board of Directors, or the president or a vice-president, and the treasurer or an assistant treasurer, or the secretary or an assistant secretary, and shall be sealed with

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the seal of the corporation, or with a facsimile thereof. Any or all of the signatures on any certificate may also be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of its issue. Each certificate for shares shall be consecutively numbered or otherwise identified, shall state on the face that the corporation is organized under the laws of the State of Nevada, the name of the person to whom issued, the number and class of shares and the designation of the series, if any, which such certificate represents, and the par value of each share represented by the certificate or a statement that the shares are without par value. Each certificate shall be otherwise in such form consistent with law as shall be prescribed by the Board of Directors. Restrictions imposed by the corporation on the transferability of the shares shall be noted or referred to conspicuously on the certificate. No certificates shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the corporation's stock or other securities issued by the corporation shall contain such legend or legends as may from time to time be required by the Nevada Revised Statutes, the Nevada Gaming Commission Regulations, or the statutes and regulations of any other gaming jurisdiction in which the corporation or any of its affiliates has operations, which are then in effect.

          (b)   Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send, or cause to be sent, to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Nevada, the name of the stockholder, the number and class (and the designations, powers, preferences or other rights, and the qualifications, limitations or restrictions of such powers, preferences or rights of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's Articles of Incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

          (c)   Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical.

        Section 5.3    Consideration for Shares.     Each share of stock, when issued, shall be fully paid and nonassessable. The shares of the corporation shall be issued for such consideration expressed in dollars (but not less than the par value thereof, with respect to shares having a par value) as shall be fixed from time to time by the board of directors. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually performed for the corporation. The promise of future services shall not constitute payment or part payment for shares of the corporation, and neither the promissory note of a subscriber or direct purchaser of shares from the corporation, nor the unsecured or nonnegotiable promissory note of any other person shall constitute payment or part payment for shares of the corporation. The judgment of the Board of Directors as to the value of any property or services received shall, in the absence of fraud or bad faith, be conclusive upon all persons. Treasury shares shall be disposed of for such consideration expressed in dollars as may be fixed from time to time by the Board of Directors.

        Section 5.4    Lost Certificates.     The holder of any shares of stock of the corporation shall promptly notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The corporation may issue, or cause to be issued, (i) a new certificate or certificates of stock or (ii) uncertificated shares in place of any certificate or certificates theretofore issued by it alleged to have been lost, stolen or destroyed upon evidence satisfactory to the corporation of the loss, theft or destruction of the certificate and, in the case of mutilation, the surrender of the mutilated certificate. The corporation may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or

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his or her legal representatives, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, destruction or mutilation of any such certificate and the issuance of such new certificate, or may refer such owner to such remedy or remedies as he or she may have under the laws of the State of Nevada.

        Section 5.5    Transfer of Shares.     (a) Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock books of the corporation.

          (b)   Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the corporation. If the corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

        Section 5.6    Holders of Record.     The corporation shall be entitled to treat the record holder of any shares of the corporation as the owner thereof for all purposes, including all rights deriving from the shares. The corporation shall not be bound to recognize any equitable or other claim to or interest in the shares or rights deriving from the shares on the part of any other person, including, without limitation, a purchaser, assignee or transferee of such shares or rights deriving from the shares, unless and until the purchaser, assignee, transferee or other person becomes the record holder of the shares, whether or not the corporation shall have either actual or constructive notice of the interest. Until the purchaser, assignee or transferee of any of the shares of the corporation has become the record holder of the shares, he or she shall not be entitled to receive notice of meetings, examine lists of the stockholders, receive dividends or other sums payable to stockholders, or own, enjoy and exercise any other property or rights deriving from the shares of the corporation.

        Section 5.7    Transfer Agents, Registrars and Paying Agents.     The Board of Directors may at its discretion appoint one or more transfer agents, registrars or agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

        Section 5.8    Preemptive Rights.     No holder of shares of the corporation of any class shall have any preemptive or preferential right in or preemptive or preferential right to subscribe to or for or acquire any new or additional shares, or any subsequent issue of shares, or any unissued or treasury shares of the corporation, whether now or hereafter authorized, or any securities convertible into or carrying a right to subscribe to or for or acquire any such shares, whether now or hereafter authorized.

        Section 5.9    Restrictions on Transfer.     The corporation shall have the right, at any time, by entering into an agreement with the holders of its then-outstanding stock, to restrict or limit the sale, transfer, assignment, pledge, hypothecation, encumbrance or other disposition of the shares of the corporation, or any part thereof. Such restrictions may apply to lifetime transfers as well as to transfers upon the death of a stockholder. Regulations regarding the formalities and procedures to be followed in seeking to effect any transfer that is restricted by such an agreement may be set forth in the agreement or prescribed in these bylaws. With respect to any such agreement to which it is a party, the corporation, on its part, shall observe and carry out the terms thereof and shall refuse to recognize any sale, transfer, assignment, pledge, hypothecation, encumbrance or other disposition of any of the shares covered by the agreement unless the same are in conformity with the terms and conditions of the agreement and with these bylaws. Following its adoption, a copy of any such agreement shall be filed in the principal office of the corporation, and notice of the existence of such agreement shall be displayed

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conspicuously on the face or back of each certificate representing shares subject to the terms and conditions of such agreement.

        Section 5.10    Regulations.     The Board of Directors shall have power and authority to make such additional rules and regulations as it may deem expedient concerning the issue, transfer, conversion and registration of certificated or uncertificated shares of stock of each class and series of the corporation.

ARTICLE VI

Indemnification

        Section 6.1    Definitions.     For purposes of this Article VI, the following terms shall have the meanings set forth below:

          (a)   Action—Any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative;

          (b)   Derivative Action—Any Action by or in the right of the corporation to procure a judgment in its favor;

          (c)   Third Party Action—Any Action other than a Derivative Action;

          (d)   Indemnified Party—Any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that he or she is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation any employee benefit plan of the corporation for which any such person is or was serving as trustee, plan administrator or other fiduciary.

        Section 6.2    Third Party Actions.     The corporation shall indemnify any Indemnified Party against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by him or her in connection with any Third Party Action if, as determined pursuant to Section 6.5 below, he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal Action, had no reasonable cause to believe his or her conduct was unlawful.

        Section 6.3    Derivative Actions.     The corporation shall indemnify any Indemnified Party against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of any Derivative Action if, as determined pursuant to Section 6.5 below, he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person is or has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such Action was brought determines upon application that, despite the adjudication of liability and in view of all circumstances of the case, such Indemnified Party is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

        Section 4.    Success on Merits or Otherwise.     If and to the extent that any Indemnified Party has been successful on the merits or otherwise in defense of any Action referred to in Section 6.2 or 6.3 of this Article VI, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith without the necessity of any determination that he or she has met the applicable standards of conduct set forth in Section 6.2 or 6.3 of this Article VI.

        Section 6.5    Determination.     Except as provided in Section 6.4, any indemnification under Section 6.2 or 6.3 of this Article VI (unless ordered by a court) shall be made by the corporation only

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upon a determination that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standards of conduct set forth in said Section 6.2 or 6.3. Any indemnification under Section 6.4 of this Article VI (unless ordered by a court) shall be made by the corporation only upon a determination by the corporation of the extent to which the Indemnified Party has been or would have been successful on the merits or otherwise. Any such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who are not or were not parties to the subject Action or (b) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel (which counsel shall not be the counsel generally employed by the corporation in connection with its corporate affairs) in a written opinion, or (c) by the stockholders of the corporation.

        Section 6.6    Effect of Termination of Action.     The termination of any Action by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create either a presumption that the indemnified Party did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or with respect to any criminal Action, a presumption that the Indemnified Party had reasonable cause to believe that his or her conduct was unlawful. Entry of a judgment by consent as part of a settlement shall not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

        Section 6.7    Payment in Advance.     Expenses (including attorneys' fees) or some part thereof incurred by an Indemnified Party in defending any Action, shall be paid by the corporation in advance of the final disposition of such Action if a determination to make such payment is made on behalf of the corporation as provided in Section 6.5 of this Article VI; provided that no such payment may be made unless the corporation shall have first received a written undertaking by or on behalf of the Indemnified Party to repay such amount unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized in this Article VI.

        Section 6.8    Other Indemnification Rights.     The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which any Indemnified Party or other person may be entitled under the Articles of Incorporation, any agreement, bylaw (including without limitation any other or further Section or provision of this Article VI), vote of the stockholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his or her official capacity and as to action in another capacity while holding such office.

        Section 6.9    Period of Indemnification.     Any indemnification pursuant to this Article VI shall continue as to any Indemnified Party who has ceased to be a director, officer, employee, fiduciary or agent of the corporation or, at the request of the corporation, was serving as and has since ceased to be a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan of the corporation for which any such person served as a trustee, plan administrator or other fiduciary, and shall inure to the benefit of the heirs and personal representatives of such Indemnified Party. The repeal or amendment of this Article VI or of any Section or provision thereof which would have the effect of limiting, qualifying or restricting any of the powers or rights of indemnification provided or permitted in this Article VI shall not, solely by reason of such repeal of amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person, or affect any right of indemnification of such person, with respect to any acts or omissions which occurred prior to such repeal or amendment.

        Section 6.10    Insurance.     By action of the Board of Directors, notwithstanding any interest of the directors in such action, the corporation may purchase and maintain insurance, in such amounts as the board may deem appropriate, on behalf of any Indemnified Party against any liability asserted against him or her and incurred by him or her in his or her capacity of or arising out of his or her status as an

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Indemnified Party, whether or not the corporation would have the power to indemnify him or her against such liability under this Article VI, the Articles of Incorporation or applicable provisions of law.

        Section 6.11    Right to Impose Conditions to Indemnification.     The corporation shall have the right to impose, as conditions to any indemnification provided or permitted in this Article VI, such reasonable requirements and conditions as to the Board of Directors or stockholders may appear appropriate in each specific case and circumstances, including but not limited to any one or more of the following: (a) that any counsel representing the person to be indemnified in connection with the defense or settlement of any Action shall be counsel mutually agreeable to the person to be indemnified and to the corporation; (b) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified; and (c) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person's right of recovery, and that the person to be indemnified shall execute all writings and do everything necessary to assure such rights of subrogation to the corporation.

ARTICLE VII

Contracts, Loans, Checks and Deposits

        Section 7.1    Contracts.     The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

        Section 7.2    Loans.     No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

        Section 7.3    Checks and Drafts.     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

        Section 7.4    Deposits.     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, savings and loan associations or other depositories as shall from time to time be designated by resolution of the Board of Directors.

ARTICLE VIII

Books and Records

        Section 8.1    Records Kept.     The corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders and Board of Directors. The corporation shall also keep, at its registered office or principal place of business or at the office of its transfer agent or registrar either within or outside Nevada, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each. Any books, records or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time.

        Section 8.2    Right to Inspect and Copy.     Any person who has been a holder of record of shares of the corporation or of voting trust certificates therefor for at least three months immediately preceding his or her demand or who is the holder of record of, or the holder of record of voting trust certificates for, at least fifteen percent of all outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any

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reasonable time and for any proper purpose, the corporation's books and records of account, minutes and record of holders of shares and of voting trust certificates therefor and to make extracts therefrom.

        Section 8.3    Financial Statements.     Upon the written request of any stockholder of the corporation, the corporation shall mail to the stockholder its last annual and most recently published financial statements showing in reasonable detail its assets and liabilities and the results of its operations.

ARTICLE IX

Miscellaneous

        Section 9.1    Dividends.     Subject to the provisions of the Nevada Revised Statutes, the Board of Directors may from time to time declare, and the corporation may pay, dividends in cash, property or its own shares, except when the corporation is unable to pay its debts as they become due in the usual course of its business, or when the payment thereof would render the corporation unable to pay its debts as they become due in the usual course of its business, or when the declaration or payment thereof would be contrary to any restriction contained in the Articles of Incorporation or these bylaws.

        Section 9.2    Fiscal Year.     The fiscal year of the corporation shall be as established by resolution of the Board of Directors.

        Section 9.3    Seal.     The corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Nevada." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

        Section 9.4    Amendment.     [To be provided]

        KNOW ALL MEN BY THESE PRESENTS, that the foregoing bylaws, consisting of [] pages, including this page, constitute the bylaws of Eldorado Resorts, Inc. adopted by the Board of Directors of the corporation as of                        , 2014.

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Exhibit F

[                    ], 2014

Eldorado Holdco LLC
[                              ]
Ladies and Gentleman:

        We have acted as counsel for Eldorado Holdco LLC, a Nevada limited liability company (the "Company"), in connection with the proposed simultaneous mergers of (i) Ridgeline Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub A"), with and into MTR Gaming Group, Inc., a Delaware corporation ("MTR" and such merger, the "MTR Merger") and (ii) Éclair Acquisition Company, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent ("Merger Sub B") with and into the Company (such merger, "Company Merger," and together with the MTR Merger, the "Mergers") pursuant to the Agreement and Plan of Merger by and among MTR, Eclair Holdings Company, a Nevada corporation and a wholly-owned subsidiary of MTR ("Parent"), Merger Sub A, Merger Sub B, the Company, and the Member Representatives party thereto, dated September 9, 2013 (the "Agreement"). Capitalized terms not defined herein have the meanings specified in the Agreement.

        In that connection, you have requested our opinion regarding certain United States federal income tax consequences of the Mergers. In providing our opinion, we have examined the Agreement, the Registration Statement, and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing. In addition, we have assumed with your consent that (i) the Mergers will be consummated in accordance with the provisions of the Agreement and the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the Mergers set forth in the Agreement and the Registration Statement are true, complete and correct at all times up to and including the Effective Time, (iii) the factual representations made by the Company and MTR, in their respective letters dated the date hereof and delivered to us for purposes of this opinion (the "Representation Letters") are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the Effective Time and (iv) any factual representations made in the Representation Letters "to the knowledge of" or similarly qualified are correct without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement. If any of the above described assumptions are untrue for any reason or if the Mergers are consummated in a manner that is different from the manner in which they are described in the Agreement or the Registration Statement, our opinions as expressed below might be adversely affected and may not be relied upon.

        Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that, under currently applicable United States federal income tax law, the Company Merger, when combined with the MTR Merger, will be treated as a transfer of property to Parent as described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        This opinion is rendered only as of the date hereof, and we undertake no obligation to update the opinion after the date hereof. Our opinion is based on the Code, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and other administrative pronouncements interpreting the foregoing, and pertinent judicial authority, all as in effect on the date hereof. Any amendment or change in the interpretation of the applicable laws or the facts and circumstances surrounding the Mergers, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, might affect the continuing validity of our opinions as set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that might occur or come to our

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attention subsequent to the date of this opinion. Finally, our opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences of the Mergers, including any tax consequences under state, local, foreign, or, except to the extent specifically set forth herein, any United States federal law.

        This opinion is being furnished to you pursuant to the Agreement and it may not be relied upon for any other purpose or provided to or relied upon by any other person or entity, without our specific, prior, written consent.

Very truly yours,

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Exhibit G

STEVENS & LEE
LAWYERS & CONSULTANTS

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

                    , 201

Board of Directors
MTR Gaming Group, Inc.

Re:
Merger of MTR Gaming Group, Inc.

Gentlemen:

        We have been requested to provide this opinion concerning certain matters of U.S. federal income tax law in connection with the proposed mergers (the "Mergers") pursuant to which (1) Ridgeline Acquisition Corp., a Delaware corporation ("Delaware Merger Sub") will merge with and into MTR Gaming Group, Inc, a Delaware corporation ("MTR") with MTR surviving the Merger (the "MTR Merger"), and (2) Eclair Acquisition Company, LLC, a Nevada limited liability company ("Nevada Merger Sub") will merge with and into Eldorado Holdco, LLC, a Nevada limited liability company ("Eldorado") with Eldorado surviving the Merger (the "Eldorado Merger"), all pursuant to the Agreement and Plan of Merger, dated as of September 9, 2013, among MTR, Eldorado, Eclair Holdings Company, a Nevada corporation ("Parent"), and Thomas Reeg, Robert Jones and Gary Carano as Member Representative (the "Merger Agreement"). The Mergers are further described in and will be in accordance with the Registration Statement filed by Parent (the "Registration Statement"), and related exhibits thereto. This opinion is being provided in accordance with Section 6.3(j) of the Merger Agreement.

        We have acted as counsel to MTR in connection with the Mergers. As such, and for purposes of providing this opinion, we have examined and are relying upon (without any independent verification or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto): (1) the Registration Statement; (2) the Merger Agreement; (3) the representations made by MTR and Eldorado in their respective letters dated the date hereof and delivered to us for purposes of this opinion (the "Representation Letters"); and (4) such other instruments and documents related to MTR, Eldorado, and their affiliated companies as we have deemed necessary or appropriate.

        In addition, in connection with providing this opinion, we have assumed (without any independent investigation thereof) that: (1) original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof; (2) any representation or statement referred to above made "to the best of knowledge" or otherwise similarly qualified is correct without such qualification, and all statements and representations, whether or not qualified, are true and will remain true; and (3) the Mergers will be consummated pursuant to the Merger Agreement and will be effective under the laws of the State of Delaware (for the MTR Merger) and the State of Nevada (for the Eldorado Merger).

        Based on the foregoing documents, materials, assumptions and information, and subject to the qualifications and assumptions set forth herein, if the Mergers are consummated in accordance with the provisions of the Merger Agreement (and without any waiver, breach or amendment of any of the

A-G-1

provisions thereof), it is our opinion that, under current law the MTR Merger, when combined with the Eldorado Merger, will be treated as a transfer of property to Parent by the shareholders of MTR as described in Section 351(a) or Section 351(b) of the Internal Revenue Code of 1986, as amended (the "Code").

        Our opinion set forth above is based on the existing provisions of the Code, Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service ("Service") and existing court decisions, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinion set forth above.

        As you are aware, no ruling has been or will be requested from the Service concerning the U.S. federal income tax consequences of the Mergers. In reviewing this opinion, you should be aware that the opinion set forth above represents our conclusion regarding the application of existing U.S. federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable in whole or in part. You should be aware that an opinion of counsel represents only counsel's best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.

Very truly yours,
STEVENS & LEE, P. C.

A-G-2

ANNEX B

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

        This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER is made as of November 18, 2013 (this "Amendment"), by and among Eldorado HoldCo LLC, a Nevada limited liability company ("Eldorado"), MTR Gaming Group, Inc., a Delaware corporation ("MTR"), Eclair Holdings Company, a Nevada corporation ("Parent"), Ridgeline Acquisition Corp., a Delaware corporation ("Merger Sub A"), and Eclair Acquisition Company, LLC, a Nevada limited liability company ("Merger Sub B"), and amends Agreement referenced below. Eldorado, MTR, Parent, Merger Sub A and Merger Sub B are together referred to as the "Parties"; each individually, a "Party". Capitalized terms not otherwise defined in this Amendment shall have the meanings given to them in the Agreement.

W I T N E S S E T H:

        WHEREAS, the Parties entered into the Agreement and Plan of Merger dated as of September 9, 2013 (as supplemented by the letter agreement dated October 24, 2013, as amended by this Amendment and as further amended, modified and supplemented from time to time, the "Agreement") along with the Persons party thereto as the Member Representative; and

        WHEREAS, the Parties desire to amend the Agreement effective as of the date hereof.

        NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

        1.    Amendments Regarding MTR Merger Consideration.

          (a)   Sections 1.10(a)(ii) and 8.3(ll) of the Agreement are hereby amended by replacing each reference to "$5.15" with the text "$6.05".

          (b)   Section 2.2(a) of the Agreement is hereby amended by inserting, at the end thereof, the following:

      At least five (5) Business Days prior to the Effective Date, the Company shall deposit with the Exchange Agent, for the benefit of the holders of shares of MTR Common Stock, an amount equal to Five Million Dollars ($5,000,000.00) in cash in partial satisfaction of Parent's obligations under Section 2.1.

          (c)   Section 2.3(e) of the Agreement is hereby amended by replacing the reference to "Thirty Million Dollars ($30,000,000.00)" with the text "Thirty-Five Million Dollars ($35,000,000.00)".

        2.    Amendments Regarding ELLC Interests.

          (a)   Section 2.1 of the Agreement is hereby amended by replacing the proviso thereto with the following text:

      provided that for purposes of establishing the Exchange Fund, the number of shares of Parent Common Stock included in the Company Merger Consideration shall be deemed to be the Estimated Aggregate Company Merger Shares minus the amount of the Escrowed Parent Shares and minus the amount of the Delayed Consideration (such number of shares, the "Up-Front Company Merger Shares")

          (b)   Section 3.2 of the Agreement is hereby amended by deleting the last two sentences thereof in their entirety and replacing them with the following:

      As of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (C) other than any Designated Retained Interest Agreement, there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company, SLJV or any of their respective Subsidiaries to which the Company, SLJV or any of their respective Subsidiaries is a party. Each of the outstanding shares of capital stock of (or other equity interest in) each of SLJV and the Company's and SLJV's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (or other equity interests) are (1) owned by the Company or another wholly owned Subsidiary of the Company, except for any Designated Retained Interest, and (2) free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, "Liens") of any nature whatsoever, except for any Liens arising solely from any Designated Retained Interest Agreement.

          (c)   Section 5.21(b) of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

      (b)  Subject to Section 5.21(a), on or prior to the Closing Date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts LLC, a Nevada limited liability company and a wholly-owned Subsidiary of the Company; provided that HCM and REI may retain ownership of interests in ELLC (collectively, the "Designated Retained Interest") so long as (x) the Designated Retained Interest shall, in aggregate, not exceed 3.8142% of the total outstanding interest in ELLC, and (y) any Designated Retained Interest is subject to the Designated Retained Interest Agreement (defined below). Unless HCM and REI shall have transferred their entire respective interests in ELLC to Eldorado Resorts LLC on or prior to the Closing Date, HCM and REI shall enter into an agreement with Parent and the Company (each, a "Designated Retained Interest Agreement") pursuant to which (i) HCM and REI shall grant to the Company a right, exercisable on or after the fifth Business Day after the first anniversary of the Closing Date, to acquire from HCM and REI all of the Designated Retained Interest in exchange for the Delayed Consideration (defined below) and (ii) the Company shall grant to each of HCM and REI a right, exercisable on or after the fifth Business Day after the first anniversary of the Closing Date, to put to the Company all of the Designated Retained Interest in exchange for the Delayed Consideration. The "Delayed Consideration" means a number of shares of Parent Common Stock equal to (i) the Estimated SLJV Component, multiplied by (ii) the portion of the outstanding interests in ELLC (expressed as a percentage) represented by the Designated Retained Interest, divided by (iii) the Implied Per Share Price. Notwithstanding any provision herein to the contrary, the number of shares of Parent Common Stock issuable at the Closing as Company Merger Consideration shall be reduced by the number of shares equal to the Delayed Consideration.

  In addition, the Index of Defined Terms to the Agreement shall be amended by adding the appropriate references to the defined terms "Designated Retained Interest" and "Designated Retained Interest Agreement".

          (d)   Section 6.3(f) of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

      (f)    Eldorado LLC.    As of the Closing Date, (i) the Company shall, by operation of the Merger Member Side Agreement and the Designated Retained Interest Agreement or otherwise, (A) own (directly or indirectly) all of the issued and outstanding equity interests in ELLC other than the Designated Retained Interest and (B) have been duly granted and possess the right to acquire the Designated Retained Interests, in exchange for the Delayed Consideration, on and after the fifth Business Day after the first anniversary of the Closing Date, and (ii) no other entity, other than an Affiliate of MGM Resorts International or a designee of such Affiliate, shall own any interest in SLJV, except to the extent that HCM and/or REI owns any of the Designated Retained Interest (subject to a Designated Retained Interest Agreement).

        3.    Amendments Regarding Other Covenants.

          (a)   Section 5.5(b) of the Agreement is hereby amended by replacing the proviso thereto with the following text:

      ; provided, however, that MTR shall be permitted to delay or postpone the MTR Stockholders Meeting for a reasonable period of time, which shall not be more than five (5) Business Days (but in no event beyond the Termination Date), if in the good faith judgment of the MTR Board or any committee thereof (after consultation with its legal counsel) the failure to do so would reasonably be expected to breach the MTR Board's fiduciary duties under applicable Law.

          (b)   Section 5.14(a) of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

      (a)  MTR shall commence, or cause its Subsidiaries to promptly commence, on or prior to December 5, 2013 one or more consent solicitations (each, a "MTR Consent Solicitation") with respect to certain amendments and waivers to the indenture (the "MTR Senior Indenture") dated as of August 1, 2011 among MTR, those designated Subsidiaries identified therein and Wilmington Trust, National Association, as Trustee and Collateral Agent governing MTR's 11.5% Senior Secured Second Lien Notes due August 1, 2019 (the "MTR Notes") on terms and conditions as may be agreed upon between the Company and MTR, and such other customary terms and conditions as are reasonably acceptable to the Company and MTR, and the Company shall assist MTR in connection therewith. MTR shall irrevocably take all corporate actions necessary for the MTR Consent Solicitation. Promptly following the expiration date of the MTR Consent Solicitation, assuming the requisite consents are received with respect to the MTR Notes, MTR and its Subsidiaries, as applicable, shall execute a supplement to the MTR Senior Indenture, amending the terms and provisions of the MTR Senior Indenture as reasonably requested by the Company and as set forth in the MTR Consent Solicitation documents sent to holders of the MTR Notes (which amendment may include amendments and waivers to certain covenants contained in the MTR Notes or the MTR Senior Indenture which can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof), which supplemental indenture shall become operative immediately upon the Effective Time, and shall use all reasonable efforts to cause the trustee under the MTR Senior Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by MTR in connection with any MTR Consent Solicitation. MTR hereby covenants and agrees to provide (or to cause to be provided) when due and payable pursuant to the terms of any MTR Consent Solicitation immediately available funds for the prompt and full payment at or prior to the Effective Time of any consent solicitation fees payable to the holders of the MTR Notes for all consents properly tendered and not withdrawn to the extent required pursuant to the terms of such MTR Consent Solicitation. Notwithstanding any provision herein to the contrary, MTR shall not, and shall not permit any of its Subsidiaries, and neither MTR nor any of its Subsidiaries shall be obligated, to pay or bear the cost of (or to agree to pay or bear the cost of) any fee or similar payment to any holder of MTR Notes (or to any Affiliate thereof) to induce any holder of MTR Notes to grant a consent in connection with the MTR Consent Solicitation, unless such fee or payment is approved by both MTR and the Company.

          (c)   Section 5.14(c) of the Agreement is hereby amended by deleting the text, "(or if MTR and the Company agree that MTR not proceed with any MTR Consent Solicitation pursuant to Section 5.14)," in its entirety.

          (d)   Section 5.17 of the Agreement is hereby amended by replacing the reference to "each of the Merger Members" with the text "each of the Merger Members (other than NGA Acquisitionco, LLC or any other Person owning an indirect interest in the Company through NGA Acquisitionco, LLC)".

          (e)   The Agreement is hereby amended by adding after Section 5.25 of the Agreement the following:

              Section 5.26.    Actions Relating to Support Agreement.     The Company shall notify MTR contemporaneously with any amendment or termination, or waiver by the Company of any provision, of the Support Agreement dated November 18, 2013 by and between the Company, Jacobs Entertainment, Inc., a Delaware corporation, Gameco Holdings, Inc., a Delaware corporation, The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000 and Jeffrey P. Jacobs, an adult individual.

        4.    Amendments Regarding the MTR Termination Fee.

          (a)   Section 7.3(b) of the Agreement is hereby amended by replacing the reference to "Five Million Dollars ($5,000,000.00)" with the text "Six Million Dollars ($6,000,000)".

          (b)   Section 7.3(c) of the Agreement is hereby amended by replacing the reference to "Five Hundred Thousand Dollars ($500,000.00)" with the text "One Million Dollars ($1,000,000)".

        5.    Miscellaneous.

          (a)   Sections 8.2, 8.4, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.13, 8.14, 8.15, and 8.16 of the Agreement, as amended hereby, shall continue to apply to the Agreement, as amended hereby, and shall apply to this Amendment (with each reference therein to "Agreement" deemed to be a reference to this "Amendment").

          (b)   Section 8.5 of the Agreement is hereby amended and restated in its entirety to read as follows:

      This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the MTR Disclosure Letter and the Confidentiality Agreement, as the same may be amended by the parties, constitute the entire agreement between the parties and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

          (c)   The amendments to the Agreement contemplated by this Amendment are limited precisely as written and shall not be deemed to be an amendment to any other terms or conditions of the Agreement. The Agreement shall continue in full force and effect as amended by this Amendment in accordance with its terms. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement as amended by this Amendment.

          (d)   This Amendment, the Agreement (including the Exhibits hereto), the Company Disclosure Letter, the MTR Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the parties and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

[Signature pages follow]

        IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above.

ELDORADO HOLDCO LLC
By:	/s/ GARY CARANO Name: Gary Carano Title: Chief Operating Officer
ECLAIR HOLDINGS COMPANY
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
RIDGELINE ACQUISITION CORP.
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
ECLAIR ACQUISITION COMPANY, LLC
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
MTR GAMING GROUP, INC.
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President and Chief Operating Officer

ANNEX C

AMENDMENT NO. 2 TO
AGREEMENT AND PLAN OF MERGER

        This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER is made as of February 13, 2014 (this "Amendment"), by and among Eldorado HoldCo LLC, a Nevada limited liability company ("Eldorado"), MTR Gaming Group, Inc., a Delaware corporation ("MTR"), Eclair Holdings Company, a Nevada corporation ("Parent"), Ridgeline Acquisition Corp., a Delaware corporation ("Merger Sub A"), and Eclair Acquisition Company, LLC, a Nevada limited liability company ("Merger Sub B"), and amends Agreement referenced below. Eldorado, MTR, Parent, Merger Sub A and Merger Sub B are together referred to as the 'Parties"; each individually, a "Party". Capitalized terms not otherwise defined in this Amendment shall have the meanings given to them in the Agreement.

W I T N E S S E T H:

        WHEREAS, the Parties entered into the Agreement and Plan of Merger dated as of September 9, 2013 (as supplemented by the letter agreement dated October 24, 2013, as amended by the Amendment No. 1 to Agreement and Plan of Merger dated November 18, 2013, as amended by this Amendment and as further amended, modified and supplemented from time to time, the "Agreement") along with the Persons party thereto as the Member Representative; and

        WHEREAS, the Parties desire to amend the Agreement effective as of the date hereof.

        NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

        1.    Amendments Regarding ELLC Interests.

          (a)   Section 2.1 of the Agreement is hereby amended by replacing the proviso thereto with the following text:

      provided that for purposes of establishing the Exchange Fund, the number of shares of Parent Common Stock included in the Company Merger Consideration shall be deemed to be the Estimated Aggregate Company Merger Shares minus the amount of the Escrowed Parent Shares and minus the amount of the Retained Consideration (such number of shares, the "Up-Front Company Merger Shares")

          (b)   Section 5.21(b) of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

      (b)  Subject to Section 5.21(a), on or prior to the Closing Date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts LLC, a Nevada limited liability company and a wholly-owned Subsidiary of the Company ("Eldorado Resorts"); provided that HCM and REI shall not be required to transfer their interests in ELLC to Eldorado Resorts and either or both may instead retain all or a portion of their ownership interests in ELLC (collectively, the "Retained Interest") so long as (x) the Retained Interest shall, in aggregate, not exceed 3.8142% of the total outstanding interest in ELLC (prior to giving effect to the redemption contemplated in clause (i) below), and (y) any Retained Interest is subject to the Retained Interest Agreement. Unless HCM and REI shall have transferred their entire respective interests in ELLC to Eldorado Resorts on or prior to the Closing Date, Parent, ELLC, Eldorado Resorts, HCM and REI

      shall enter into an agreement (the "Retained Interest Agreement") pursuant to which the parties thereto shall agree as follows:

              (i)    concurrently with or prior to the consummation of the Company Merger, ELLC shall redeem all of Eldorado Resorts' interest in ELLC in exchange for a distribution to Eldorado Resorts of a percentage of ELLC's interest in Silver Legacy equal to Eldorado Resorts' interest in ELLC immediately prior to such redemption (such that (A) Eldorado Resort's direct interest in Silver Legacy through such distributed interest is equal to Eldorado Resorts' indirect interest in Silver Legacy immediately prior to such redemption and (B) immediately after such redemption, HCM and REI shall be the sole owners of the ELLC);

              (ii)   HCM and REI shall grant to Eldorado Resorts a right, exercisable for three months commencing on the first Business Day after the first anniversary of the Closing Date (the "Retained Interest Call Period"), to acquire from HCM and REI all of the Retained Interest in exchange for the payment to HCM and REI their respective pro rata portions of the Retained Consideration; and

              (iii)  Eldorado Resorts shall grant to each of HCM and REI a right, exercisable for three months commencing on the first Business Day after the second anniversary of the Closing Date, to put to Eldorado Resorts all of the Retained Interest in exchange for their respective pro rata portions of the Retained Consideration.

      The "Retained Consideration" means a number of shares of Parent Common Stock equal to (w) the Estimated SLJV Component, multiplied by (x) the portion of the outstanding interests in ELLC (expressed as a percentage) represented by the Retained Interest, mutiplied by (y) the SLJV-ELLC Percentage, divided by (z) the Implied Per Share Price. Notwithstanding any provision herein to the contrary, the number of shares of Parent Common Stock issuable at the Closing as Company Merger Consideration shall be reduced by the number of shares equal to the Retained Consideration.

  In addition, the Index of Defined Terms to the Agreement shall be amended by (x) adding the appropriate references to the defined terms "Eldorado Resorts", "Retained Consideration", "Retained Interest" and "Retained Interest Agreement" and (y) deleting the definition of "Delayed Consideration".

          (c)   Section 6.3(f) of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

      (f)    Eldorado LLC.    As of the Closing Date, (i) the Company shall, by operation of the Merger Member Side Agreement and the Retained Interest Agreement or otherwise, (A) own (directly or indirectly) all of the issued and outstanding equity interests in ELLC other than the Retained Interest and (B) have been duly granted and possess the right to acquire the Retained Interests in exchange for the Retained Consideration during the Retained Interest Call Period, and (ii) no other entity, other than an Affiliate of MGM Resorts International or a designee of such Affiliate, shall own any interest in SLJV, except to the extent that HCM and/or REI owns any of the Retained Interest (subject to a Retained Interest Agreement).

        2.    Miscellaneous.

          (a)   Sections 8.2, 8.4, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.13, 8.14, 8.15, and 8.16 of the Agreement, as amended hereby, shall continue to apply to the Agreement, as amended hereby, and shall apply to this Amendment (with each reference therein to "Agreement" deemed to be a reference to this "Amendment").

          (b)   The amendments to the Agreement contemplated by this Amendment are limited precisely as written and shall not be deemed to be an amendment to any other terms or conditions of the Agreement. The Agreement shall continue in full force and effect as amended by this Amendment in accordance with its terms. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement as amended by this Amendment.

          (c)   This Amendment, the Agreement (including the Exhibits hereto), the Company Disclosure Letter, the MTR Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the parties and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

[Signature pages follow]

        IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above.

ELDORADO HOLDCO LLC
By:	/s/ GARY CARANO Name: Gary Carano Title: President and Chief Operating Officer
ECLAIR HOLDINGS COMPANY
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
RIDGELINE ACQUISITION CORP.
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
ECLAIR ACQUISITION COMPANY, LLC
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President
MTR GAMING GROUP, INC.
By:	/s/ JOSEPH L. BILLHIMER Name: Joseph L. Billhimer, Jr. Title: President and Chief Operating Officer

ANNEX D

Macquarie Capital (USA) Inc.
A Member of the Macquarie Group of Companies

125 West 55th Street	Telephone	(212) 231-1000
New York, NY 10019	Tollfree	(800) 648-2878
	Facsimile	(212) 231-1717
	Internet	www.macquarie.com

September 8, 2013

PERSONAL AND CONFIDENTIAL

Board of Directors
MTR Gaming Group, Inc.
State Route 2 South
Chester, West Virginia 26034

Members of the Board of Directors:

        We understand that MTR Gaming Group, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger, dated as of September 8, 2013 (the "Merger Agreement"), with Eclair Holdings Company, a wholly-owned subsidiary of the Company ("Parent"), Ridgeline Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub A"), Eclair Acquisition Company, LLC, a wholly-owned subsidiary of Parent ("Merger Sub B"), Eldorado HoldCo, LLC ("Eldorado"), and Thomas Reeg, Robert Jones and Gary Carano, each an individual, pursuant to which, among other things, Merger Sub A will be merged with and into the Company, Merger Sub B will be merged with and into Eldorado (the "Mergers") and each outstanding share of the common stock, par value $0.00001 per share, of the Company (the "Company Common Stock"), other than Company Common Stock held by the Company as treasury stock or held by Parent, Merger Sub A, Merger Sub B or Eldorado, in each case issued and outstanding immediately prior to the Effective Time (collectively, the "Excluded Shares"), will be converted into the right to receive one (1) share of common stock, par value $0.01 per share (the "Parent Common Stock"), of Parent (the "Stock Consideration"). Holders of Company Common Stock (other than the holders of Excluded Shares) may elect, with respect to all or any portion of their shares of Company Common Stock, to convert such shares into the right to be paid $5.15 per share in cash (the "Cash Consideration"), subject to certain limitations and procedures contained in the Merger Agreement. The foregoing is referred to herein as the "Transaction". As a result of the Transaction, the Company and Eldorado both will become wholly-owned subsidiaries of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed in the Merger Agreement.

        You have asked us whether, in our opinion, as of the date hereof, the Stock Consideration and Cash Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares), taken in the aggregate, in the proposed Transaction is fair, from a financial point of view, to such holders of the Company Common Stock.

Macquarie Capital (USA) Inc. is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital (USA) Inc.

        In connection with rendering our opinion, we have, among other things:

  (i)
  Reviewed a draft of the Merger Agreement dated September 7, 2013, which we have assumed is in substantially final form and will not vary in any respect material to our analysis;

  (ii)
  Reviewed certain publicly available business and financial information relating to the Company, Eldorado and their respective subsidiaries that we deemed to be relevant;

  (iii)
  Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company, Eldorado and their respective subsidiaries that were prepared and furnished to us by the management of the Company and Eldorado and approved for our use by the Company;

  (iv)
  Reviewed certain financial projections relating to the Company, Eldorado and their respective subsidiaries that were provided to us by the management of the Company and Eldorado (which do not include any assumed synergies) and upon which we have been instructed to rely;

  (v)
  Discussed the past and present operations, financial projections, current financial condition and prospects of the Company, Eldorado and their respective subsidiaries with certain members of senior management of the Company and certain members of senior management of Eldorado;

  (vi)
  Reviewed the reported prices and trading activity of the Company Common Stock;

  (vii)
  Compared the respective financial performances of the Company and Eldorado with publicly available information concerning certain other companies that we deemed relevant, and compared the prices and trading activity of the Company Common Stock with that of certain publicly-traded companies that we deemed relevant;

  (viii)
  Reviewed the financial terms of certain publicly available transactions involving companies we deemed relevant; and

  (ix)
  Performed such other financial analyses and examinations and considered such other factors that we deemed appropriate for purposes of this opinion.

        For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of the Company and Eldorado which were furnished to us, we have assumed that such financial projections have been reasonably prepared by the Company and Eldorado, respectively, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the applicable company. We express no view as to any such financial projections or the assumptions on which they are based.

        For purposes of rendering our opinion, we have assumed, with your consent, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, with your consent, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Mergers will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Mergers and that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay.

        We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Parent, Company, Eldorado or any of their respective subsidiaries, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Parent, the Company, Eldorado or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, reaffirm or withdraw this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, to the holders of the Company Common Stock (other than holders of Excluded Shares), of the Stock Consideration and Cash Consideration to be paid to such holders of the Company Common Stock, taken in the aggregate, in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Stock Consideration and/or Cash Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of any party to the Merger Agreement, or the ability of any party to the Merger Agreement to pay its obligations when they come due.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, the substantial portion of which is contingent upon consummation of the Transaction. We will also receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie Capital (USA) Inc. or its affiliates may actively trade in the bank loans or debt or equity securities, or options on securities, of (x) the Company and affiliates of the Company, (y) Eldorado and affiliates of Eldorado and (z) any other company that may be involved in the Transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have in the past provided, may be currently providing and in the future may provide, financial advisory services and investment banking services to the Company, affiliates of the Company, and to Eldorado and its affiliates, for which we or such affiliates have received, and/or would expect to receive, compensation.

        It is understood that this opinion is solely for the information of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be disclosed to any third party or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in the joint registration statement and proxy statement that Parent and the Company will file with the Securities and Exchange Commission in connection with the

Transaction, provided that the opinion is reproduced in full in such filing and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form reasonably acceptable to us. Our opinion does not constitute a recommendation to any holder of Company Common Stock as to whether or how such holder should vote, make any election or otherwise act in connection with the Transaction or any other matter. This opinion has been approved by a fairness opinion committee of Macquarie Capital (USA) Inc.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and Cash Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares), taken in the aggregate, in the proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
MACQUARIE CAPITAL (USA) INC.
/s/ Macquarie Capital (USA) Inc.

ANNEX E

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ELDORADO RESORTS, INC.

ARTICLE I
CORPORATE NAME

        The name of the corporation (the "Corporation") is Eldorado Resorts, Inc.

ARTICLE II
PRINCIPAL OFFICE

        The principal office and place of business of the Corporation shall be 345 North Virginia Street, Reno, Nevada 89501 or such other location in the State of Nevada as may be determined by the Board of Directors.

ARTICLE III
CORPORATE PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes (the "NRS").

ARTICLE IV
CAPITALIZATION

        A.    Authorized Shares.

        The Corporation is authorized to issue two classes of shares, designated "Common Stock" and "Preferred Stock." The Corporation is authorized to issue in the aggregate (i) two hundred million (200,000,000) shares of its Common Stock having a par value of $.00001 per share and (ii) twenty million (20,000,000) shares of its Preferred Stock having a par value of $.00001 per share.

        B.    Fully Paid and Non-Assessable.

        The shares of stock issued by the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable or assessed for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and these Amended and Restated Articles of Incorporation (as amended from time to time, the "Articles") shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

        C.    Preemptive Rights.

        No holder of shares of the Corporation of any class shall be entitled as such, as a matter of right, whether preemptive, preferential or otherwise, to subscribe for, purchase or receive any shares of the Corporation of any class, or any securities convertible into, exchangeable for, or carrying a right or option to purchase its shares of any class, whether now or hereafter authorized and whether issued, sold or offered for sale by the Corporation for cash of other consideration or by way of dividend, split of shares or otherwise. This provision shall be interpreted to deny preemptive or preferential rights to the maximum extent permitted under Nevada Law.

 ARTICLE V
COMMON STOCK

        A.    Election of Directors.

        The holders of the issued and outstanding shares of Common Stock shall be entitled to notice of and to vote at any meeting of stockholders of the Corporation. Subject to Section (b) of Article VII, at any such meeting at which the directors are elected, the holders of the Common Stock, voting as a separate class, shall be entitled to elect the number of directors of the Corporation who are being elected at such meeting. There shall be no right with respect to shares of stock of the Corporation to cumulate votes in the election of directors.

        At all meetings of stockholders held for the purpose of electing directors, the presence, in person or by proxy, of the holders of shares representing a majority of the shares of the Common Stock entitled to vote thereat shall be required to constitute a quorum for the election of directors; provided, however, that in absence of a quorum, a majority of those holders of Common Stock who are present in person or by proxy shall have the power to adjourn the meeting for election of those directors, from time to time, without notice, other than announcement at the meeting, until the requisite number of holders of Common Stock shall be present in person or by proxy.

        In the event of any vacancy among the directors elected, such vacancy may be filled by written consent or vote of a majority of the remaining directors. The term of any director elected by the remaining directors will expire at the time that the term of the director who created the vacancy would have expired.

        B.    Voting.

        Except as otherwise provided by the NRS, each holder of Common Stock shall be entitled to one vote for each share held on all matters submitted to stockholders of the Corporation and shall vote together as a single class.

        C.    Dividends.

        Subject to the rights of holders of any Preferred Stock having preference as to dividends, and subject to any other provisions of these Articles, or the NRS, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

        D.    Liquidation Rights.

        In the event of the liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

 ARTICLE VI
PREFERRED STOCK

        A.    Designation.

        The Board of Directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation (in addition to any right of redemption pursuant to Article XII of these Articles) and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the Board of Directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

        B.    Certificate.

        Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the Board of Directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the Board of Directors to be issued shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the NRS.

 ARTICLE VII
BOARD OF DIRECTORS

        A.    Number of Directors.

        The number of directors of the Corporation shall not be less than five (5) nor more than fifteen (15) until changed by amendment of these Articles. The exact number of members constituting the Board of Directors shall be fixed from time to time within the limits specified in these Articles by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        B.    Election of Directors.

        Directors shall be elected by the vote of the holders of Common Stock pursuant to Article V of these Articles and as set forth in the Bylaws of the Corporation but subject to any designation of the rights and preferences of any shares of Preferred Stock.

        C.    Term of Members of Board of Directors.

        Each member of the Board of Directors shall serve for one year or until otherwise replaced.
        D.    Removal of Directors.

        Notwithstanding any other provision of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law), any director or the entire Board may be removed at any time, but only for cause or only by the affirmative vote of the holders of 66 2/3% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose.

ARTICLE VIII
DIRECTOR AND OFFICER LIABILITY

        No director or officer of the Corporation shall be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision shall not eliminate or limit the liability of a director or officer for:

          1.     Acts of omission which involve intentional misconduct, fraud or a knowing violation of the law; or

          2.     In the case of directors, the payment of dividends in violation of Section 78.300 of the NRS.

        If the NRS are hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

        Indemnification by the Corporation of directors, officers or other agents of the Corporation may be authorized by the Bylaws of the Corporation or by resolution of the Board of Directors, to the fullest extent permitted under Nevada law at the time such indemnification is granted.

        The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the Corporation.

        Any repeal or modifications of the forgoing provisions of this Article VIII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing prior to the time such repeal or modification becomes effective. In the event of any conflict between the provisions of this Article VIII and any other provision of these Articles, the terms and provisions of this Article VIII shall control.

ARTICLE IX
INCORPORATOR

        (The name and address of the incorporator is intentionally omitted)

ARTICLE X
EXISTENCE

        The Corporation shall have perpetual existence.

ARTICLE XI
COMBINATIONS WITH INTERESTED STOCKHOLDERS

        At such time, if any, as the Corporation becomes a "resident domestic corporation," as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statutes.

ARTICLE XII
COMPLIANCE WITH GAMING LAWS

        Section 1.    Definitions.     For purposes of this Article XII, the following terms shall have the meanings specified below:

          (a)   "Affiliate" shall mean a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person. For the purpose of this Section 1(a) of Article XII, "control," "controlled by" and "under common control with" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise. "Affiliated Companies" shall mean those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Corporation, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

          (b)   "Gaming" or "Gaming Activities" shall mean the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a gaming establishment or other enterprise, including, without limitation, race books, sports pools, slot machines, gaming devices, lottery devices, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems and associated equipment and supplies.

          (c)   "Gaming Authorities" shall mean all federal, state, local and other regulatory and licensing bodies and agencies with authority over Gaming within any Gaming Jurisdiction in which the Corporation or any of its Affiliated Companies do business.

          (d)   "Gaming Laws" shall mean all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder.

          (e)   "Gaming Licenses" shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, concessions and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities.

          (f)    "Own," "Ownership" or "Control" (and derivatives thereof) shall mean (i) ownership of record, (ii) "beneficial ownership" as defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission (as now or hereafter amended), or (iii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of Securities, by agreement contract, agency or other manner.

          (g)   "Person" shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

          (h)   "Redemption Date" shall mean the date specified in the Redemption Notice as the date on which the shares of the Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Corporation.

          (i)    "Redemption Notice" shall mean that notice of redemption given by the Corporation to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to this Article XII. Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares of the Securities to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such chares shall be surrendered for payment and (v) any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

          (j)    "Redemption Price" shall mean the price to be paid by the Corporation for the Securities to be redeemed pursuant to this Article XII, which shall be that price (if any) required to be paid by the Gaming Authority making the finding of unsuitability, or if such Gaming Authority does not require a certain price to be paid that amount determined by the Board of Directors to be the fair value of the Securities to be redeemed; provided, however, that the price per share represented by the Redemption Price shall in no event be in excess of the closing sales price per share of the shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before the Redemption Notice is deemed given by the Corporation to the Unsuitable Person or Affiliate of an Unsuitable Person or, if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ Market or SmallCap Market or, if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by any other generally recognized reporting system. The Redemption Price may be paid in cash, by promissory note, or both as required by the applicable Gaming Authority and, if not so required, as the Board of Directors determines. Any Promissory note shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate of the Corporation or to prevent a default under, breach of, event of default under or acceleration of any loan, Promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate of the Corporation. Subject to the forgoing, the principal amount of the promissory note together with any unpaid interest shall be due and payable no later than the tenth anniversary of delivery of the note and interest on the unpaid principal thereof shall be payable annually in arrears at the rate of 2% per annum.

          (k)   "Securities" shall mean the capital stock of the Corporation as described in Article IV hereof.

          (l)    "Unsuitable Person" shall mean a Person who (i) is determined by a Gaming Authority to be unsuitable to Own or Control any Securities or unsuitable to be connected or affiliated with a Person engaged in Gaming Activities in a Gaming Jurisdiction, or (ii) causes the Corporation or any Affiliated Company to lose or to be threatened with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Corporation, is deemed likely to jeopardize the Corporation's or any Affiliated Company's application for, receipt of approval for, right to the use of, or entitlement to, any Gaming License.

        Section 2.    Finding of Unsuitability.

          (a)   The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to redemption by the Corporation, out of funds legally available therefor, by action of the Board of Directors, to the extent deemed necessary or advisable by the Board of Directors. If a Gaming Authority requires the Corporation, or the Board of Directors deems it necessary or advisable, to redeem any such Securities, the Corporation shall give a Redemption Notice to the Unsuitable Person or its Affiliate and shall purchase on the Redemption Date the number of Shares of the Securities specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice. From and after the Redemption Date, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or any Affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such shares and all rights of such Unsuitable Person or any Affiliate of such Unsuitable Person therein, other than the right to receive the Redemption Price, shall cease. Such Unsuitable Person or its Affiliate shall surrender all certificates representing any shares to be redeemed in accordance with the requirements of the Redemption Notice.

          (b)   Commencing on the date that a Gaming Authority serves notice of a determination of unsuitability or the Board of Directors determines that a Person is an Unsuitable Person, and until the Securities Owned or Controlled by such Person are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall not be entitled to: (i) receive any dividend or interest with regard to the Securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the shares of capital stock of the Corporation entitled to vote, or (iii) receive any remuneration in any form from the Corporation or any Affiliated Company for services rendered or otherwise.

        Section 3.    Notices.     All notices given by the Corporation pursuant to this Article, including Redemption Notices, shall be in writing and may be given by mail, addressed to the Person at such Person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed given personally or by telegram, facsimile, telex or cable.

        Section 4.    Indemnification.     Any Unsuitable Person and any Affiliate of and Unsuitable Person shall indemnify and hold harmless the Corporation and its Affiliated Companies for any and all losses, costs and expenses, including attorney's fees, incurred by the Corporation and its Affiliated Companies as a result of, or arising out of, such Unsuitable Person's or Affiliate's continuing Ownership or Control of Securities, the neglect, refusal or other failure to comply with the provisions of this Article XII, or failure to promptly divest itself of any Securities when required by the Gaming Laws or this Article XII.

        Section 5.    Injunctive Relief.     The Corporation is entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article XII and each holder of the Securities of the Corporation shall be deemed to have acknowledged, by acquiring the Securities of the Corporation, that the failure to comply with this Article XII will expose the Corporation to irreparable injury for which there is not adequate remedy at law and that the Corporation is entitled to injunctive or other equitable relief to enforce the provisions of this Article.

        Section 6.    Non-exclusivity of Rights.     The Corporation's Rights of redemption provided in this Article XII shall not be exclusive of any other rights the Corporation may have or hereafter acquire under any agreement, provision of the Bylaws or otherwise.

        Section 7.    Further Actions.     Nothing contained in this Article XII shall limit the Authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation or its Affiliated Companies from the denial or threatened denial or loss or threatened loss of any Gaming License of the Corporation or any of its Affiliated Companies. Without limiting the generality of the forgoing, the Board of Directors may conform any provisions of this Article XII to the extent necessary to make such a provision consistent with Gaming Laws. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article XII for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article XII. Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the Secretary of its Affiliated Companies and with the transfer agent, if any, of the Corporation and any Affiliated Companies, and shall be made available for inspection by the public and, upon request mailed to any holder of Securities. The Board of Directors shall have exclusive authority and power to administer this Article XII and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Article XII. All such actions which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, however, that the Board of Directors may delegate all or any portion of its duties and powers under this Article XII to a committee of the Board of Directors as it deems necessary or advisable.

        Section 8.    Severability.     If any provision of this Article XII or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article XII.

        Section 9.    Termination and Waivers.     Except as may be required by any applicable Gaming Law or Gaming Authority, the Board of Directors may waive any of the rights of the Corporation or any restrictions contained in this Article XII in any instance in which the Board of Directors determines that a waivers would be in the best interests of the Corporation. The Board of Directors may terminate any rights of the Corporation or restrictions set forth in this Article XII to the extent that the Board of Directors determines that any such termination is in the best interests of the Corporation. Except as may be required by a Gaming Authority, nothing in this Article XII shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person of an Affiliate of an Unsuitable Person.

ANNEX F

AMENDED AND RESTATED
BYLAWS OF ELDORADO RESORTS, INC.

(a Nevada corporation)

ARTICLE 1

Offices

        SECTION 1.1.    Principal Office.     The principal offices of the corporation shall be 345 North Virginia Street, Reno, Nevada, or such other location in the State of Nevada as the Board of Directors may determine.

        SECTION 1.2.    Other Offices.     The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

Meetings of Stockholders

        SECTION 2.1.    Place of Meeting.     All meetings of stockholders shall be held at such place, either within or without the State of Nevada, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

        SECTION 2.2.    Annual Meetings.     The annual meeting of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

        SECTION 2.3.    Special Meetings.     Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the Nevada Revised Statutes ("NRS") or by the Articles of Incorporation of the corporation, as amended (the "Articles of Incorporation"), may be called by the Chairman of the Board, the President or by the Board of Directors or by written order of a majority of the directors and shall be called by the Chairman of the Board, the President or the Secretary at the request in writing of stockholders owning not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purposes of the proposed meeting. The officers or directors shall fix the time and any place, either within or without the State of Nevada, as the place for holding such meeting.

        SECTION 2.4.    Notice of Meeting.     Written notice of the annual and each special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary of the corporation.

        SECTION 2.5.    Business Conducted at Meetings.     At a meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than forty-five (45) days nor more than seventy-five (75) days prior

F-1

to the anniversary of the date on which the corporation first mailed its proxy materials for the previous year's annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year). A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5; provided, however, that nothing in this Section 2.5 shall be deemed to preclude discussion by any stockholder of any business properly brought before the meeting in accordance with said procedure. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.5, and if he or she should so determine, he or she shall so declare to the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the corporation's proxy statement to the extent that such right is provided by an applicable rule of the Securities and Exchange Commission ("SEC").

        SECTION 2.6.    Nomination of Directors.     Nomination of candidates for election as directors of the corporation at any meeting of stockholders called for the election of directors, in whole or in part (an "Election Meeting"), may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting, in accordance with the following procedures:

          2.6.1.  Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors or by written consent of the directors in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary of the corporation, each proposed nominee shall provide the corporation with such information concerning himself or herself as is required, under the rules of the SEC, to be included in the corporation's proxy statement soliciting proxies for his or her election as a director.

          2.6.2.  Not less than sixty (60) days prior to the date of the Election Meeting, any stockholder who intends to make a nomination at the Election Meeting shall deliver a notice to the Secretary of the corporation setting forth (a) the name, age, business address and the residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the corporation which are beneficially owned by each such nominee, and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of the corporation, if elected.

          2.6.3.  In the event that a person is validly designated as a nominee in accordance with this Section 2.6 and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee, provided, however, that if the date of the Election Meeting in question has been publicly disclosed prior to the requested substitution, such substitution may not, without the consent of the Board of Directors, be made unless it can be made in accordance with applicable requirements of the SEC without any resulting delay in the scheduled Election Meeting, unless such substitution is required by the NRS, SEC regulations or other laws, rules or regulations applicable to the corporation.

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          2.6.4.  If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

        SECTION 2.7.    Quorum.     The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), and except as otherwise provided by the NRS or by the Articles of Incorporation. Notwithstanding any other provision of the Articles of Incorporation or these bylaws, the holders of a majority of the shares of capital stock entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), whether or not a quorum is present, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

        SECTION 2.8.    Voting.     When a quorum is present at any meeting of the stockholders, an action by the stockholders is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless the action is one upon which, by express provision of applicable law, of the Articles of Incorporation or of these bylaws (including, without limitation, Section 3.2), a different vote is required, in which case such express provision shall govern and control the vote required to approve such action. Every stockholder having the right to vote shall be entitled to vote in person, or by proxy (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the NRS or determined by the Chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.

        SECTION 2.9.    Consent of Stockholders.     Whenever the vote of the stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if all the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken; or if the Articles of Incorporation authorize the action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the Articles of Incorporation; provided, that in no case shall the written consent be by the holders of stock having less than the minimum

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percentage of the vote required by the NRS, and provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and less than unanimous written consent.

        SECTION 2.10.    Voting of Stock of Certain Holders.     Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.

        SECTION 2.11.    Treasury Stock.     The corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.

        SECTION 2.12.    Fixing Record Date.     The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, a date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining a consent of stockholders (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the "Record Date") for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such Record Date.

ARTICLE 3

Board of Directors

        SECTION 3.1.    Powers.     The business and affairs of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

        SECTION 3.2.    Number, Election and Term.     The number of directors which shall constitute the whole Board of Directors shall be not less than five (5) and not more than fifteen (15). Within the limits above specified, the number of the directors of the corporation shall be determined by resolution of the Board of Directors. All directors shall be elected annually. Except as provided in Section 3.3, directors shall be elected at the annual meeting of stockholders by a plurality of the votes cast at the applicable election and each director shall hold office until his or her successor is elected and qualified. The composition of the Board of Directors and the committees thereof shall comply with applicable

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requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation's securities are listed. Directors need not be residents of Nevada or stockholders of the corporation.

        SECTION 3.3.    Vacancies, Additional Directors and Removal From Office.     If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Notwithstanding any other provisions of these bylaws or the fact that some lesser percentage may be specified by law, any director or the entire Board of Directors may be removed at any time, but only for cause or only by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) or more of the outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose.

        SECTION 3.4.    Regular Meetings.     A regular meeting of the Board of Directors shall be held each year, without notice other than this bylaw provision, at the place of, and immediately following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Nevada, without other notice than such resolution.

        SECTION 3.5.    Special Meeting.     A special meeting of the Board of Directors may be called by the Chairman of the Board or by the President and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Nevada, as the place for holding such meeting.

        SECTION 3.6.    Notice of Special Meeting.     Written notice of special meetings of the Board of Directors shall be given to each director at least forty-eight (48) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the NRS.

        SECTION 3.7.    Quorum.     A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the NRS, by the Articles of Incorporation or by these bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

        SECTION 3.8.    Action Without Meeting.     Unless otherwise restricted by the Articles of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article IV of these bylaws, may be taken without a meeting, if a written consent thereto is signed by all (or such lesser proportion as may be permitted by the NRS) of the members of the Board of Directors or of such committee, as the case may be.

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        SECTION 3.9.    Meeting by Telephone.     Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of a meeting by telephone conference or similar communications method so long as all persons participating in the meeting can hear each other. Any person participating in such meeting shall be deemed to be present in person at such meeting.

        SECTION 3.10.    Compensation.     Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.

ARTICLE 4

Committees of Directors

        SECTION 4.1.    Executive Committee.     The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate an executive committee of the Board of Directors (the "Executive Committee"). If such a committee is designated by the Board of Directors, it shall be composed of members who are directors, and the members of the Executive Committee shall be designated by the Board of Directors in the resolution appointing the Executive Committee. Thereafter, the Board of Directors shall designate the members of the Executive Committee on an annual basis at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Executive Committee shall have and may exercise all of the powers of the Board of Directors during the period between meetings of the Board of Directors except as reserved to the Board of Directors or as delegated by these bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law.

        SECTION 4.2.    Audit Committee.     An audit committee of the Board of Directors (the "Audit Committee") shall consist of at least three (3) directors designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Audit Committee shall consist solely of directors who are "independent" as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation and satisfy the requirements of SEC Rule 10A-3. At least one of the members of the Audit Committee shall be determined by the Board of Directors to be an "audit committee financial expert" as defined in SEC Rule 407(d)(5). Members of the Audit Committee shall review and supervise the financial controls of the corporation, make recommendations to the Board of Directors regarding the corporation's auditors, review the books and accounts of the corporation, meet with the officers of the corporation regarding the corporation's financial controls, act upon recommendations of the auditors and take such further action as the Audit Committee deems necessary to complete an audit of the books and accounts of the corporation.

        SECTION 4.3.    Compensation and Stock Option Committee.     The compensation and stock option committee of the Board of Directors (the "Compensation and Stock Option Committee") shall consist of two (2) or more directors to be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. Each member of the Compensation and Stock Option Committee shall be "independent" as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation. The Compensation and Stock Option Committee shall review with management cash and other compensation policies for employees, shall determine the compensation of the Chief Executive Officer and each of the other executive officers of the corporation and shall make recommendations to the Chief Executive Officer regarding the

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compensation to be established for all other officers of the corporation. In addition, the Compensation and Stock Option Committee shall have full power and authority to administer the corporation's stock plans and, within the terms of the respective stock plans, determine the terms and conditions of issuances thereunder.

        SECTION 4.4.    Directors' Nominating Committee.     A directors' nominating committee of the Board of Directors (the "Nominating Committee") shall be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Nominating Committee shall consist solely of directors who are "independent" as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation. The members of the Nominating Committees shall evaluate and select or recommend to the Board of Directors candidates to fill positions on the Board of Directors.

        SECTION 4.5.    Other Committees.     The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one (1) or more additional special or standing committees, each such additional committee to consist of one (1) or more of the directors of the corporation. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the corporation as may be provided in such resolution, except as delegated by these bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law. Notwithstanding any provision to the contrary, each such committee shall comply with applicable requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation's securities are listed.

        SECTION 4.6.    Committee Operations.     A majority of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The corporation shall pay all expenses of committee operations. The Board of Directors may designate one (1) or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

        SECTION 4.7.    Minutes.     Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The corporation's Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE 5

Notices

        SECTION 5.1.    Methods of Giving Notice.

          5.1.1.    Notice to Directors or Committee Members.    Whenever under the provisions of the NRS, the Articles of Incorporation or these bylaws, notice is required to be given to any director

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  or member of any committee of the Board of Directors, personal notice is not required but such notice may be (a) given in writing and mailed to such director or member, (b) sent by electronic transmission to such director or member, or (c) given orally or by telephone or telecopy; provided, however, that any notice from a stockholder to any director or member of any committee of the Board of Directors must be given in writing and mailed to such director or member and shall be deemed to be given upon receipt by such director or member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business Address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) telecopy, when receipt of the telecopy is confirmed electronically, (ii) electronic mail, when directed to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the director or member.

          5.1.2.    Notice to Stockholders.    Whenever under the provisions of the NRS, the Articles of Incorporation or these bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given (a) in writing and mailed to such stockholder or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder's address as it appears on the records of the corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) telecopy, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.

        SECTION 5.2.    Written Waiver.     Whenever any notice is required to be given by the NRS, the Articles of Incorporation or these bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

        SECTION 5.3.    Consent.     Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the actions taken at such meeting shall be as valid as if had at a meeting regularly called and noticed. At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for lack of notice is made at the time, and if any meeting be irregular for lack of notice or such consent, provided a quorum was present at such meeting, the proceedings of such meeting may be ratified and approved and rendered valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote thereat. Such consent or approval, if given by stockholders, may be by proxy or power of attorney, but all such proxies and powers of attorney must be in writing.

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 ARTICLE 6

Officers

        SECTION 6.1.    Officers.     The officers of the corporation shall include the Chairman of the Board and the President, as elected or appointed by the Board of Directors; shall further include the Secretary and the Treasurer, as elected or appointed by the Board of Directors, Chairman of the Board, Executive Committee or President; may include the Chief Executive Officer, as elected or appointed by the Board of Directors; and may further include, without limitation, such other officers and agents, including, without limitation, a Chief Financial Officer, one or more Vice Presidents (anyone or more of which may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors, Chairman of the Board, Executive Committee or President deem necessary and elect or appoint. All officers of the corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these bylaws, the Board of Directors, Chairman of the Board, Executive Committee or President, as applicable. Any two (2) or more offices may be held by the same person. No officer shall execute, acknowledge, verify or countersign any instrument on behalf of the corporation in more than one (1) capacity, if such instrument is required by law, by these bylaws or by any act of the corporation to be executed, acknowledged, verified or countersigned by two (2) or more officers. The Chairman of the Board shall be elected from among the directors. With the foregoing exception, none of the other officers need be a director, and none of the officers need be a stockholder of the corporation. Notwithstanding anything herein to the contrary, the Board of Directors may delegate to any officer of the corporation the power to appoint other officers and to prescribe their respective duties and powers.

        SECTION 6.2.    Election and Term of Office.     The officers of the corporation shall be elected or ratified annually by the Board of Directors at its first regular meeting held after the annual meeting of stockholders or as soon thereafter as conveniently possible (or, in the case of those officers elected or appointed other than by the Board of Directors, ratified at the Board of Directors' first regular meeting held following their election or appointment or as soon thereafter as conveniently possible). Other than the Chairman of the Board, President and Chief Executive Officer, who shall each be elected or appointed by the Board of Directors, all other officers of the corporation may be elected or appointed by the Board of Directors, Chairman of the Board, Executive Committee or President. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal, or until he or she shall cease to be a director in the case of the Chairman of the Board.

        SECTION 6.3.    Removal and Resignation.     Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors and, other than the Chairman of the Board, President and Chief Executive Officer, may also be removed, either with or without cause, by action of the Chairman of the Board, Executive Committee or President whenever, in its or their judgment, as applicable, the best interests of the corporation shall be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any executive officer or other officer or agent may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

        SECTION 6.4.    Vacancies.     Any vacancy occurring in any required office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

        SECTION 6.5.    Compensation.     The compensation of the Chief Executive Officer shall be determined by the Compensation and Stock Option Committee. Compensation of all other officers of

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the corporation shall be determined by the Chief Executive Officer in consultation with the Compensation and Stock Option Committee. No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.

        SECTION 6.6.    Chairman of the Board and Chief Executive Officer.     The Chairman of the Board (who may also be designated as Executive Chairman if serving as an employee of the corporation) (the "Chairman of the Board") shall preside at all meetings of the Board of Directors and of the stockholders of the corporation. In the Chairman of the Board's absence, the duties as Chairman of the Board shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President. The Chairman of the Board shall also hold the position of Chief Executive Officer of the corporation and shall, in general, perform such duties as usually pertain to the position of chief executive officer and such other duties as may be prescribed by the Board of Directors. He or she shall formulate and submit to the Board of Directors or the Executive Committee matters of general policy for the corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may sign with the President or any other officer of the corporation thereunto authorized by the Board of Directors certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds or bonds, which the Board of Directors or the Executive Committee has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these bylaws or by the Board of Directors or the Executive Committee to some other officer or agent of the corporation, or shall be required by law to be otherwise executed.

        SECTION 6.7.    President.     The President, subject to the control of the Board of Directors, the Executive Committee, and the Chairman of the Board, shall in general supervise and control the business and affairs of the corporation. The President shall keep the Board of Directors, the Executive Committee and the Chairman of the Board fully informed as they or any of them shall request and shall consult them concerning the business of the corporation. He or she may sign with the Chairman of the Board or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors or the Executive Committee has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these bylaws or by the Board of Directors or the Executive Committee to some other officer or agent of the corporation, or shall be required by law to be otherwise executed. In general, he or she shall perform all other duties normally incident to the office of the President, except any duties expressly delegated to other persons by these bylaws, the Board of Directors, or the Executive Committee, and such other duties as may be prescribed by the stockholders, Chairman of the Board, the Board of Directors or the Executive Committee, from time to time.

        SECTION 6.8.    Vice Presidents.     In the absence of the President, or in the event of his or her inability or refusal to act, the Senior Executive Vice President (or in the event there shall be more than one Vice President designated Senior Executive Vice President, any Senior Executive Vice President designated by the Board of Directors), or in the event of the Senior Executive Vice President's inability or refusal to act, the Executive Vice President (or in the event there shall be more than one such officer, any such officer designated by the Board of Directors) shall perform the duties and exercise the powers of the President. Any Vice President authorized by resolution of the Board of Directors to do so, may sign with any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the Chairman of the Board, the Board of Directors, the Executive Committee or the President.

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        SECTION 6.9.    Secretary.     The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the corporation, and see that the seal of the corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the President, the Board of Directors or the Executive Committee.

        SECTION 6.10.    Treasurer.     The Treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board, the President or the Executive Committee, a statement of financial condition of the corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the President, the Board of Directors or the Executive Committee. If required by the Board of Directors or the Executive Committee, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors or the Executive Committee shall determine.

        SECTION 6.11.    Assistant Secretary or Treasurer.     The Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chairman of the Board, the President, the Board of Directors or the Executive Committee. The Assistant Secretaries or Assistant Treasurers shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his or her office. The Assistant Treasurers shall respectively, if required by the Board of Directors or the Executive Committee, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors or the Executive Committee shall determine.

        SECTION 6.12.    Chief Executive Officer.     The Chief Executive Officer shall, in general, perform such duties as usually pertain to the position of chief executive officer and such duties as may be prescribed by the Board of Directors.

        SECTION 6.13.    Chief Financial Officer.     The Chief Financial Officer shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors.

ARTICLE 7

Execution of Corporate Instruments and Voting of Securities Owned by the Corporation

        SECTION 7.1.    Contracts.     Subject to the provisions of Section 6.1, the Board of Directors or the Executive Committee may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

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        SECTION 7.2.    Checks, etc.     All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such agent or agents of the corporation, and in such manner, as shall be determined by the Board of Directors or the Executive Committee.

        SECTION 7.3.    Deposits.     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Chairman of the Board, the President or the Treasurer may be empowered by the Board of Directors or the Executive Committee to select or as the Board of Directors or the Executive Committee may select.

        SECTION 7.4.    Voting of Securities Owned by Corporation.     All stock and other securities of any other corporation owned or held by the corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.

ARTICLE 8

Shares of Stock

        SECTION 8.1.    Issuance.     Each stockholder of this corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the corporation. The certificates shall be in such form as may be determined by the Board of Directors or the Executive Committee, shall be issued in numerical order and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and the number of shares and shall be signed by the Chairman of the Board and the President or such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. The seal of the corporation shall be impressed, by original or by facsimile, printed or engraved, on all such certificates. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the corporation shall be authorized to issue more than one (1) class of stock or more than one (1) series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of stock; provided that except as otherwise provided by the NRS, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the corporation's stock or other securities issued by the corporation shall contain such legend or legends as may from time to time be required by the NRS, the Nevada Gaming Commission Regulations, or the statutes and regulations of any other gaming jurisdiction in which the corporation or any of its affiliates has operations, which are then in effect.

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        SECTION 8.2.    Lost Certificates.     The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.

        SECTION 8.3.    Transfers.     In the case of shares of stock represented by a certificate, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary of the corporation or the transfer agent.

        SECTION 8.4.    Registered Stockholders.     The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Nevada.

        SECTION 8.5.    Uncertificated Shares.     The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.

ARTICLE 9

Dividends

        SECTION 9.1.    Declaration.     Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Articles of Incorporation.

        SECTION 9.2.    Reserve.     Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 10

Indemnification

        SECTION 10.1.    Third Party Actions.     The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against

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expenses (including amounts paid in settlement and attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        SECTION 10.2.    Actions by or in the Right of the Corporation.     The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

        SECTION 10.3.    Successful Defense.     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 10.1 or 10.2, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense.

        SECTION 10.4.    Determination of Conduct.     Any indemnification under Section 10.1 or 10.2 (unless ordered by a court or advanced pursuant to Section 10.5) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination shall be made (a) by the stockholders, (b) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (c) by independent legal counsel in a written opinion if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceedings so orders, or (d) by independent legal counsel in a written opinion if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained.

        SECTION 10.5.    Payment of Expenses in Advance.     Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this Section 10.5 do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

        SECTION 10.6.    Indemnity Not Exclusive.     The indemnification and advancement of expenses authorized herein or ordered by a court shall not exclude any other rights to which a person seeking

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indemnification or advancement of expenses may be entitled under the Articles of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 10.2 or for the advancement of expenses made pursuant to Section 10.5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. The indemnification and advancement of expenses shall continue for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

        SECTION 10.7.    The Corporation.     For purposes of this Article 10, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents. Accordingly, any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article 10 (including, without limitation, the provisions of Section 10.4) with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE 11

Miscellaneous

        SECTION 11.1.    Seal.     The corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Nevada." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

        SECTION 11.2.    Books.     The books of the corporation may be kept within or without the State of Nevada (subject to any provisions contained in the NRS) at such place or places as may be designated from time to time by the Board of Directors or the Executive Committee.

        SECTION 11.3.    Fiscal Year.     The fiscal year of the corporation shall begin the first day of January of each year or upon such other day as may be designated by the Board of Directors.

        SECTION 11.4.    Certain Acquisitions by Fiduciaries.     The provisions of NRS 78.378 to NRS 78.3793 do not apply to (i) an Acquisition by a person acting in a fiduciary capacity from another person acting in a fiduciary capacity for the same beneficiaries (and pursuant to the same instrument) or (ii) an Acquisition by the spouse of a person acting in a fiduciary capacity or by a relative of such fiduciary within the first, second or third degree of consanguinity, provided that such Acquisition is pursuant to the instrument creating such fiduciary relationship. "Acquisition" has the meaning set forth in NRS 78.3783, and the term "fiduciary" has the meaning set forth in the Uniform Fiduciaries Act as adopted in the State of Nevada.

ARTICLE 12

Amendment

        These bylaws may be altered, amended, or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for such purpose) by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the corporation issued and outstanding and entitled to vote. Subject to the laws of the State of Nevada, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, alter, amend or repeal these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        ERI is governed by Chapter 78 of the NRS. Section 78.7502(1) of the NRS generally provides that a corporation may indemnify any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except derivative suits, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        In the case of a derivative suit, Section 78.7502(2) of the NRS provides that a corporation may indemnify any person who is a party to, or is threatened to be made a party to, any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit, if such person acted in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made in the case of a derivative suit in respect of any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent it is determined by the court that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Section 78.7502(3) of the NRS provides generally that a corporation shall indemnify a director, officer, employee or agent of a corporation against expenses, including attorneys' fees actually and reasonably incurred, to the extent that such person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above.

        Section 78.751(2) of the NRS provides that the articles of incorporation, the bylaws or a separate agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the corporation.

        Section 78.751(3) of the NRS provides that any indemnification or advancement of expenses authorized in or ordered by a court pursuant to any of the Sections set forth above, does not exclude any other rights to which such person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors, if any, or otherwise, for either an action in the person's official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to Section 78.7502, set forth above, or for the advancement of expenses made pursuant to Section 78.751(2), set forth above, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director's or officer's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. In addition, the statute provides that such indemnification continues for any such person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

        Section 78.752(1) of the NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in such capacity, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

        Section 78.752(4) of the NRS provides that in the absence of fraud the decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to Section 78.752, set forth above, and the choice of the person to provide the insurance or other financial arrangement is conclusive and such insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for the approval, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

        Finally, Section 78.747 of the NRS generally provides that, unless otherwise provided by specific statute, no stockholder, director or officer of a corporation is individually liable for the debts or liabilities of the corporation, unless the stockholder, director or officer acts as the alter ego of the corporation.

        ERI's amended and restated bylaws will provide that ERI will indemnify any person in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of ERI or is or was serving at the request of ERI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including amounts paid in settlement and attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. In connection with an action brought by or in the right of the corporation, ERI shall only indemnify such person if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

        The amended and restated ERI articles of incorporation will provide that no director or officer will be personally liable to ERI or any of its stockholders for damages for breach of fiduciary duty as a director or officer, except for acts of omission which involve intentional misconduct, fraud, or a knowing violation of law or the payment of dividends in violation of Section 78.300 of the NRS. If the NRS is amended hereafter to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of ERI will be eliminated or limited to the fullest extent authorized by the NRS, as so amended. No repeal or modification of this provision of the articles of incorporation will apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

        ERI may also purchase and maintain insurance on behalf of any person who is or was a director or officer, or is or was a director or officer serving at the request of ERI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not ERI will have the power or the obligation to indemnify such person against such liability under the provisions of ERI's amended and restated bylaws.

        Each of the parties to the merger agreement agreed that, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the mergers in favor of any director or officer of MTR or Eldorado or their respective subsidiaries, as provided in their respective certificates or articles of incorporation or bylaws, and any existing indemnification agreements set forth in certain other agreements, shall survive the mergers and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the mergers in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the effective time of the mergers or taken at the request of MTR or Eldorado.

        Pursuant to the merger agreement, ERI will, or will cause MTR and Eldorado to, indemnify each present and former director and officer of Eldorado, MTR and their respective subsidiaries, to the fullest extent permitted under law and their applicable organizational documents, against claims existing or occurring at or prior to the effective time of the mergers (including relating to the mergers) and advance expenses incurred by any such person. Also pursuant to the merger agreement, ERI will either cause Eldorado to purchase or maintain Eldorado's existing policies for, and will either cause MTR to purchase or maintain MTR's existing policies for, director and officer liability insurance for a period of six years following the effective time of the mergers to reimburse each present and former director and officer of Eldorado and MTR with respect to claims arising from facts or events occurring before that effective time, provided that none of ERI, MTR or Eldorado, as applicable, shall be required to expend, on an annual basis, an amount in excess of 200.0% of the annual premiums paid as of the date of the merger agreement by MTR or Eldorado, as applicable, for any such insurance and if any such annual expense at any time would exceed that amount, then ERI will maintain or cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount over the term of such policy. At their option, either or both of MTR and Eldorado may purchase prior to the effective date of the mergers a six-year prepaid, nonrevocable, noncancellable tail policy on terms and conditions providing substantially equivalent benefits as their existing policies.

Item 21.    Exhibits and Financial Statement Schedules

        Exhibits.

        See the Exhibit Index.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act;

        To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus/offer to exchange which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus/offer to exchange will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The undersigned registrant undertakes that every prospectus/offer to exchange: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the town of Wexford, Commonwealth of Pennsylvania, on this 13th day of February 2014.

Eclair Holdings Company
By:	/s/ JOSEPH L. BILLHIMER, JR.
	Name:	Joseph L. Billhimer, Jr.
	Title:	President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ JOSEPH L. BILLHIMER, JR. Joseph L. Billhimer, Jr.		President and Director (Principal Executive Officer)	February 13, 2014
/s/ JOHN W. BITTNER, JR. John W. Bittner, Jr.		Treasurer (Principal Financial and Accounting Officer)	February 13, 2014
* Steven M. Billick		Director	February 13, 2014
*By:	/s/ JOSEPH L. BILLHIMER, JR. Joseph L. Billhimer, Jr. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of September 9, 2013, by and among MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo LLC and Thomas Reeg, Robert Jones, and Gary Carano, as Member Representative (attached as Annex A to the proxy statement/prospectus contained in this registration statement) (The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K).
2.2
Amendment No. 1 to Agreement and Plan of Merger, dated November 18, 2013, by and between MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, and Eldorado HoldCo LLC (attached as Annex B to the proxy statement/prospectus contained in this registration statement).
2.3
Amendment No. 2 to Agreement and Plan of Merger, dated February 13, 2014, by and between MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, and Eldorado HoldCo LLC (attached as Annex C to the proxy statement/prospectus contained in this registration statement).
3.1	Form of Amended and Restated Certificate of Incorporation of Eclair Holdings Company (attached as Annex E to the proxy statement/prospectus contained in this registration statement).
3.2	Form of Amended and Restated Bylaws of Eclair Holdings Company (attached as Annex F to the proxy statement/prospectus contained in this registration statement).
4.1	Form of Certificate of Common Stock of Eclair Holdings Company.*
5.1	Opinion of Stevens & Lee, PC as to the validity of the shares of Eclair Holdings Company common stock to be issued in the mergers.
8.1	Form of Opinion of Stevens & Lee, PC regarding certain federal income tax matters.
23.1	Consent of Stevens & Lee, PC for legality opinion (included in Exhibit 5.1).
23.2	Consent of Stevens & Lee, PC for tax opinion (included in Exhibit 8.1).
23.3	Consent of Independent Registered Public Accounting Firm of MTR Gaming Group, Inc., Ernst & Young, LLP.
23.4	Consent of Independent Auditors of Eldorado HoldCo LLC, Ernst &Young LLP.
99.1	Consent of Macquarie Capital (included in Annex D to the proxy statement/prospectus contained in this registration statement).
99.2	Consent of Gary L. Carano.**
99.3	Consent of Frank J. Fahrenkopf, Jr.**
99.4	Consent of James B. Hawkins.**
99.5	Consent of Michael E. Pegram.**
99.6	Consent of Thomas Reeg.**
99.7	Consent of David P. Tomick.**
99.8	Consent of Roger P. Wagner.

Exhibit Number	Description of Exhibit
99.9	Form of proxy of MTR Gaming Group, Inc.*
99.10
Support Agreement, dated as of November 18, 2013, by and among Jacobs Entertainment, Inc., Gameco Holdings, Inc., The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000, Jeffrey P. Jacobs, and Eldorado HoldCo LLC (incorporated herein by reference to Exhibit 99.1 to Amendment No. 15 to Schedule 13D/A (SEC File No. 005-50735) filed by Jacobs Entertainment, Inc. on November 19, 2013).

*
To be filed by amendment.

**
Previously filed.

        The registrant agrees to provide the SEC staff a copy of schedules which have been omitted pursuant to Item 601(b)(2) of Regulation S-K.